Form 20-F
period 2024-12-31
AUNA S.A.
filed 2025-04-10
CIK 1799207

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from       to      .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-41982

Auna S.A.

(Exact name of Registrant as specified in its charter)

Auna Inc.

(Translation of Registrant’s name into English)

Grand Duchy of Luxembourg

(Jurisdiction of incorporation or organization)

6, rue Jean Monnet

L-2180 Luxembourg

Grand Duchy of Luxembourg

+51 1-205-3500

(Address of principal executive offices)

Gisele Remy Ferrero

Chief Financial Officer and Executive Vice President

+51 1-205-3500

6, rue Jean Monnet

L-2180 Luxembourg

Grand Duchy of Luxembourg

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value US$0.01 per share	AUNA	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 30,052,722 class A ordinary shares, and 43,917,577 class B ordinary shares as of December 31, 2024.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐   No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐   No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☐	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐	U.S. GAAP

☒	International Financial Reporting Standards as issued by the International Accounting Standards Board

☐	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

PCAOB ID: 2282	Auditors Name: Emmerich, Córdova y Asociados S. Civil de R.L.	Location: Lima, Peru

i

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Certain Definitions

The term “U.S. dollar” and the symbol “US$” refer to the legal currency of the United States; the term “Mexican peso” and the symbol “MXN” refer to the legal currency of Mexico; the term “sol” and the symbol “S/” refer to the legal currency of Peru; the term “Colombian peso” and the symbol “COP” refer to the legal currency of Colombia; and the term “euro” and the symbol “EUR” refer to the legal currency of the European Monetary Union.

All references to “EPS” and “EPSs” in this annual report are to Entidades Proveedoras de Salud in Peru or Entidades Promotoras de Salud in Colombia, as the context requires. EPSs in Peru are private health insurance companies that provide EPS plans, a type of private insurance plan funded through a percentage of contributions to Seguro Social de Salud del Perú (“EsSalud”), the social security regime in Peru. EPSs in Colombia are institutions responsible for collecting and managing funds contributed to the social security system in Colombia by employers and employees and for providing the general and mandatory health insurance plans in Colombia. All references to “IPS” and “IPSs” in this annual report are to Instituciones Prestadoras de Servicios de Salud, which include hospitals, private clinics, medical centers, private consultation facilities and dental hospitals, among others. Some private IPSs are directly controlled by EPSs.

Unless otherwise defined herein, all references to “Enfoca” in this annual report are to Enfoca Sociedad Administradora de Fondos de Inversión S.A., a corporation (sociedad anónima) and/or to the group of entities affiliated with Enfoca Sociedad Administradora de Fondos de Inversión S.A., as the context requires.

Change of Corporate Name and Form

Prior to July 6, 2023, we were incorporated in Peru as an openly held corporation (sociedad anónima abierta) named Auna S.A.A. On July 6, 2023, we redomiciled to Luxembourg by way of a merger with Auna S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, with its registered office located at 6, rue Jean Monnet, L-2180 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés, Luxembourg) under number B267590, with Auna S.A. continuing as the surviving entity.

In this annual report, “Auna,” the “Company,” “our company,” “we,” “us” and “our” may refer, as the context requires, to Auna S.A. and its consolidated subsidiaries after giving effect to the merger or to Auna S.A.A. and its consolidated subsidiaries prior to the merger.

Financial Statements

Our consolidated financial statements included in this annual report have been prepared in soles. Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IFRS Accounting Standards). Our financial information contained in this annual report includes our audited consolidated financial statements as of and for the years ended December 31, 2024, 2023 and 2022.

Our fiscal year ends on December 31. References in this annual report to a fiscal year refer to our fiscal year ended on December 31 of that calendar year.

Currency Translations

We have translated some of the sol amounts contained in this annual report into U.S. dollars for convenience purposes only. Unless otherwise indicated or the context otherwise requires, the rate used to translate sol amounts to U.S. dollars was S/3.764 to US$1.00, which was the exchange rate reported on December 31, 2024 by the Peruvian Superintendencia de Banca, Seguros y AFPs (“SBS”). We have also translated certain Colombian peso amounts contained in this annual report into Peruvian soles or U.S. dollars for convenience purposes only. Unless otherwise indicated or the context otherwise requires, the rate used to translate Colombian peso amounts to Peruvian soles was COP1,173.27 to S/1.00 and the rate used to translate Colombian peso amounts to U.S. dollars was COP4,409.15 to US$1.00, which in each case was the exchange rate reported on December 31, 2024 by the Central Bank of Colombia (Banco de la República). We have also translated certain Mexican peso amounts contained in this annual report into Peruvian soles or U.S. dollars for convenience purposes only. Unless otherwise indicated or the context otherwise requires, the rate used to translate Mexican peso amounts to Peruvian soles was MXN5.5335 to S/1.00 which was the exchange rate reported on December 31, 2024 by the Mexican Central Bank (Banco de México) and the rate used to translate Mexican peso amounts to U.S. dollars was MXN20.8829 to US$1.00, which was the exchange rate reported on December 31, 2024 by the Mexican Central Bank (Banco de México) and published in the Mexican Federal Official Gazette (Diario Oficial de la Federación). These translations are provided solely for convenience of investors and should not be construed as implying that the soles, Colombian pesos, Mexican pesos or other currency amounts represent, or could have been or could be converted into, U.S. dollars or Peruvian soles, as applicable, at such rates or at any other rate.

Rounding

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures that precede them.

In preparing our audited consolidated financial statements as of and for the fiscal years ended December 31, 2024, 2023 and 2022, numerical figures are presented in thousands of Peruvian soles, unless otherwise noted.

The aggregations of figures derived from our financial statements may be computed using the corresponding figure expressed in thousands of Peruvian soles in our financial statements rather than being calculated on the basis of the financial information that has been subjected to rounding adjustments in this annual report.

Non-GAAP Financial Measures

We use EBITDA, Segment EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin and Adjusted Leverage Ratio, which are non-GAAP financial measures, in this annual report. A non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure.

We calculate EBITDA as profit (loss) for the period plus income tax expense, net finance cost and depreciation and amortization. EBITDA is a key metric used by management and our board of directors to assess our financial performance. We calculate Segment EBITDA as segment profit before tax plus net finance cost and depreciation and amortization. We calculate Adjusted EBITDA as profit (loss) for the period plus income tax expense, net finance cost, depreciation and amortization, pre-operating expenses for projects under construction, business development expenses for expansion into new markets, change in fair value of earn-out liabilities and stock-based consideration. We calculate EBITDA Margin as EBITDA divided by total revenue from contracts with customers. We calculate Adjusted Net Income as profit (loss) for the period plus pre-operating expenses for projects under construction, business development expenses for expansion into new markets as well as a one-time reversal of the holdback from the acquisition of Grupo OCA in Mexico, change in fair value of earn-out liabilities, stock-based consideration, personnel non-recurring compensation, non-cash and non-recurring financial costs and allocated tax effects. We calculate Adjusted Net Income Margin as Adjusted Net Income divided by total revenue from contracts with customers. We calculate Adjusted EBITDA Margin as Adjusted EBITDA divided by total revenue from contracts with customers. We calculate Adjusted Leverage Ratio as (i)(x) current and non-current loans and borrowings plus (y) current and non-current lease liabilities minus (ii) cash and cash equivalents, divided by (iii) Adjusted EBITDA.

We present EBITDA, Segment EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin and Adjusted Leverage Ratio because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. In addition, management and our board of directors use EBITDA, Segment EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin and Adjusted Leverage Ratio to assess our financial performance and believe they are helpful in highlighting trends in our core operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding the growth of our business.

EBITDA, Segment EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin and Adjusted Leverage Ratio are not measures of operating performance under IFRS Accounting Standards and have limitations as analytical tools. You should not consider such measures either in isolation or as substitutes for analyzing our results as reported under IFRS Accounting Standards. Additionally, our calculations of EBITDA, Segment EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin and Adjusted Leverage Ratio may be different from the calculations used by other companies for similarly titled measures, including our competitors, and therefore may not be comparable to those of other companies. For reconciliations of EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin, and Adjusted EBITDA Margin to profit (loss) for the period and Segment EBITDA to segment profit (loss) before tax for the period, in each case, the most directly comparable IFRS Accounting Standards measure, see “Item 5A. Operating and Financial Review and Prospects—Operating Results— Key Performance Indicators—Reconciliation of EBITDA, Segment EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin and Adjusted Leverage Ratio.”

Medical Loss Ratio

We use medical loss ratio (“MLR”), in this annual report. MLR is calculated as (i) claims for medical treatment generated by our prepaid oncology and general healthcare plans plus (ii) technical reserves relating to plan members treated pursuant to such plans, whether at our facilities or third-party facilities, divided by revenue generated by our prepaid oncology and general healthcare plans. We believe that MLR is an important measure of our operating performance in our healthcare coverage business as it is an indicator of the percentage of payments under our oncology plans that is used for medical treatment as compared to administrative costs and is widely used in the healthcare industry as a measure of operating efficiency.

Industry, Market and Benchmarking Data

We make estimates in this annual report regarding our competitive position and market share, as well as the market size and expected growth of the healthcare industries in Mexico, Peru and Colombia. We have made these estimates on the basis of our management’s knowledge and statistics and other information from the following sources: the Mexican Secretaría de Salud, the Mexican Instituto Nacional de Estadística y Geografía (“INEGI”), the Mexican Colegio Nacional de Especialistas en Medicina Integrada, A.C. (“CONAEMI”), the Asociación Mexicana de Instituciones de Seguros, A.C. and the Mexican Estadísticas de Salud en Establecimientos Particulares (“ESEP”), the Peruvian EsSalud, the Peruvian Superintendencia Nacional de Salud (“SUSALUD”), the Peruvian Ministry of Health (“MINSA”), the Colombian Superintendencia Nacional de Salud (“SUPERSALUD”), the Colombian Ministry of Health and Social Protection (“MinSalud”), the World Health Organization (“the WHO”), the SBS, Fitch Solutions, Emerging Markets Information System (“EMIS”) and the Economist Intelligence Unit (“EIU”), among others.

Industry publications, governmental publications and other market sources, including those referred to above, generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. In addition, the data that we compile internally, and our estimates have not been verified by an independent source. Except as disclosed in this annual report, none of the publications, reports or other published industry sources referred to in this annual report were commissioned by us or prepared at our request. Except as disclosed in this annual report, we have not sought or obtained the consent of any of these sources to include such market data in this annual report.

We believe such sources are the most recent available as of the date of this annual report, from government agencies, industry professional organizations, industry publications and other sources. We believe these estimates to be accurate as of the date of this annual report.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. Examples of such forward-looking statements include, but are not limited to: (i) statements regarding our results of operations and financial position; (ii) statements of plans, objectives or goals, including those related to our operations and to our pipeline of potential developments and acquisitions; and (iii) statements of assumptions underlying such statements. Words such as “aim,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. You should not place undue reliance on these forward-looking statements or projections. Although we believe that these forward-looking statements and projections are based on reasonable assumptions at the time they are made, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those expressed in the forward-looking statements and projections. Factors that may materially affect such forward-looking statements and projections include, but are not limited to “Item 4. Key Information—D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

•	events or conditions that adversely affect our reputation or our image and our ability to support and strengthen our brands’ reputation among members, patients, medical community or suppliers;

•	our ability to implement estimate and control healthcare costs or raise prices to offset cost;

•	our ability to successfully manage relationships with third-party payers;

•	changes in reimbursement regulation or social security regimes;

•	the availability and effective operation of management information systems and other technology;

•	our ability to protect ourselves against cybersecurity risks;

•	our ability to successfully compete in all segments and geographical markets where we currently conduct business or may conduct businesses in the future;

•	our ability to continue attracting and retaining new appropriately-skilled employees, especially for our medical staff;

•

our compliance with, and changes to, government laws, regulations, or changes to the interpretations of such laws and regulations, and tax matters that currently apply to us in Mexico, Peru and Colombia;

•	our ability to make acquisitions on favorable terms and to integrate them successfully into our existing operations;

•	our ability to arrange financing when required and on reasonable terms;

•	our ability to manage operations at our current size or manage growth effectively;

•	our ability to diversify our suppliers for medical equipment and supplies, as well as distressed supply chains, could increase our costs and create operational risks;

•	potential liability in connection with managing medical practices, onsite clinics and other types of medical facilities;

•	the outcome of litigation, regulatory audits and investigations;

•	our compliance with applicable privacy, security and data laws, regulations and standards;

•	general economic, financial, political, demographic and business conditions in Mexico, Peru and Colombia and their impact on our business;

•	adverse weather conditions, including those related to climate change events, and public health threats or outbreaks of communicable diseases, such as the COVID-19 virus and others;

•

government intervention and trade barriers, resulting in changes in the economy, taxes, rates, prices or regulatory environment, and investors’ perception of the political instability in the countries where we operate;

•	fluctuations in interest, inflation and exchange rates in any of the countries where we operate or may serve in the future;

•	the interests of our principal shareholders;

•	the prices of our class A shares may be volatile or may decline regardless of our operational performance;

•	other factors that may affect our financial condition, liquidity and results of operations; and

•	other risk factors discussed under “Risk Factors.”

These cautionary statements should not be construed by you to be exhaustive and are made only as of the date of this annual report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should evaluate all forward-looking statements made in this annual report in the context of these risks and uncertainties.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. [Reserved].

B. Not applicable.

C. Not applicable.

D. Risk Factors.

You should carefully consider the risks described below, along with the other information included in this annual report. Any of the following risks, alone or together with risks and uncertainties that we do not know or currently deem immaterial, could have a material adverse effect on our business, financial condition, results of operations or prospects. This annual report also contains forward-looking statements that involve risks and uncertainties. The material risks and uncertainties that management believes affect us are described below and are organized by risk category. These categories are not presented in order of importance. However, within each category, the risk factors are generally presented in descending order of importance, as determined by us as of the date of this annual report. We may change our vision about their relative importance at any time, especially if new internal or external events arise. You should carefully review the “Cautionary Statement Regarding Forward-looking Statements” section of this annual report. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this annual report.

Summary of Risk Factors

This section is intended to be a summary of more detailed discussions contained elsewhere in this Annual report. The risks described below are not the only ones we face. Our business, results of operations or financial condition could be harmed if any of these risks materializes and, as a result, the trading price of our class A shares could decline. As further detailed, we are subject to the following risks:

Risks Related to Our Business

•	Brand Reputation Risk: Negative impacts on our brands’ reputation among members, patients, medical community or suppliers could materially harm our business.

•	Cost Control Challenges: Inability to estimate and control healthcare costs or raise prices to offset cost increases could adversely affect operating results.

•	Third-Party Payer Relationships: Deterioration in relationships with third-party payers, such as changes in reimbursement or social security regimes, could negatively impact revenues.

•	IT Systems Vulnerability: Failures in IT systems could disrupt business operations.

•	Competition and Market Fragmentation: Intense competition in fragmented markets (Mexico, Peru, Colombia) could harm market share and performance.

•	Labor and Talent Shortage: Difficulty in recruiting and retaining medical professionals could increase labor costs and impact performance.

•	Regulatory Compliance and Licensing: Non-compliance with regulations or failure to obtain necessary licenses could hinder operations, especially in Mexico, Peru and Colombia.

•	Acquisitions and Integration Risks: Acquisitions, partnerships or joint ventures may disrupt business, and integration challenges could limit expected benefits.

•	Debt and Financial Stress: High indebtedness and reliance on subsidiaries for payments may limit financial flexibility and ability to respond to market changes.

•	Growth Rate Challenges: The company may struggle to maintain historical growth rates due to market or operational challenges.

•	Supplier Dependence: Heavy reliance on a limited number of suppliers for medical equipment and supplies could create operational risks if supply chains are disrupted.

•

Liabilities and Legal Risks: Exposure to liabilities from medical malpractice, lawsuits, regulatory non-compliance and privacy law violations could result in financial losses, penalties and reputational damage.

Risks Relating to Mexico, Peru and Colombia

•

Geopolitical and Regional Risks: Political, economic and social instability in Mexico, Peru and Colombia, including factors like inflation, unemployment and unrest, could negatively impact operations, financial condition and growth, particularly given the concentration of operations in Lima, Monterrey and Medellín.

•	Climate and Health Crisis Risks: Adverse climate conditions, natural disasters or future pandemics, epidemics or disease outbreaks could disrupt operations and negatively impact the business.

•

Emerging Market and Political Risks: Perceptions of risk in emerging markets, along with the potential for expropriation or nationalization of assets, could negatively affect the market value of Latin American securities and the company’s operations.

•

Inflation, Currency and Tax Risks: Increased inflation, fluctuations in foreign exchange rates and changes in tax laws in Mexico, Peru, Colombia, Luxembourg or other jurisdictions could adversely impact the company’s financial condition, results of operations and tax liabilities.

Risks Relating to Our Class A Shares

•

Shareholder and Governance Risks: The concentration of voting control with Enfoca, the controlling shareholder, due to its ownership of a majority of class B shares and the dual-class structure of the shares and board, could lead to conflicts of interest and limit other shareholders’ influence, potentially affecting share price and liquidity.

•

Share Price and Liquidity Risks: The market price of class A shares may experience significant fluctuations, and the lack of an active or liquid market could prevent shareholders from selling shares at desired prices, potentially resulting in financial loss.

•

Regulatory and Governance Risks: As an emerging growth company and foreign private issuer, reduced reporting requirements and the ability to follow alternative governance standards may make class A shares less attractive to investors and limit protections typically afforded under NYSE rules.

•

Jurisdiction and Legal Risks: Luxembourg’s corporate disclosure and accounting standards differ from those in the United States, and minority shareholders in Luxembourg have fewer protections. Investors may face difficulties in pursuing legal actions, and any judgments from Luxembourg courts related to class A shares will be payable only in euros.

•

Dividend Risk: Our ability to pay dividends is restricted under Luxembourg law as, among other requirements, the amount of any distribution made to the shareholders may not exceed the amount of the results of the last financial year (i) plus any carried forward profits and distributable reserves, (ii) minus carried forward losses and any undistributable reserves according to the law or the articles of association.

Risks Relating to Our Business

We depend substantially on our brands’ reputation among our plan members, patients, the medical community and our suppliers in the regions in which we operate, and any negative impact on those brands could have a material adverse effect on us.

We operate our business through several brands. Our principal brands are Auna, our primary brand, as well as Oncosalud, Clínica Delgado, Clínica Las Américas, IMAT Oncomédica, OCA Hospital Auna, Doctors Hospital Auna and Doctors Hospital East Auna. Our brands’ reputation is fundamental to driving demand for our healthcare services and prepaid plans and to our ability to attract and retain qualified medical personnel to work at our facilities. In addition, our brands’ reputation is key to our ability to negotiate favorable contracts with third parties, such as insurance providers and medical suppliers. If we are unable to maintain our brands’ reputation among our plan members, patients and medical professionals, our business, financial condition and results of operations may be adversely affected.

In addition, there has been a marked increase in the use of social media platforms and other forms of internet-based communications that provide individuals and businesses with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms, including reviews, is virtually immediate, as is its impact. Many social media platforms allow the publishing of the content posted by their subscribers and participants, often without filters or checks on the accuracy of such content. If we receive negative reviews on social media or other negative publicity, even if such reviews are inaccurate, our brands’ reputation could suffer, affecting demand for our healthcare services, or we may have more difficulty attracting and retaining qualified medical personnel to work at our facilities, any of which could have a material adverse effect on our business, results of operations and financial condition.

Our operating results may be adversely affected if we are not able to estimate and control healthcare costs, or if we cannot increase our prices to offset cost or expenditure increases, at our hospitals and clinics and with respect to our healthcare plans.

Our operating results depend in large part on our ability to estimate and control the future costs involved in providing healthcare services at our hospitals and clinics. According to data published by the INEGI in Mexico, the Instituto Nacional de Estadística e Informática (“INEI”) in Peru and the Departamento Administrativo Nacional de Estadística in Colombia, healthcare costs increased in Mexico, Peru and Colombia by 15.4%, 8.6% and 13.0%, respectively, during 2023.

The main factors affecting healthcare costs and expenditures, and our ability to offset increases include:

•	increased cost of medical supplies, including pharmaceuticals, whether due to demand, inflation or otherwise;

•	the cost of acquiring new equipment and technologies, or upgrading existing equipment and technologies, needed to provide our services;

•	the terms of our agreements with insurance providers and annual renegotiations of related contracts;

•	the ability of insurance providers to pay for our healthcare services; and

•	periodic renegotiations of contracts with doctors and medical support personnel as well as other medical services providers and suppliers.

In addition, with respect to our healthcare plans, differences between predicted and actual healthcare costs as a percentage of revenues attributable to our healthcare plans can result in significant changes in our results of operations. Costs at our oncology business vary by the number of patients that are diagnosed in any given period as well as the stage of diagnosis (i.e., Stage I versus Stage IV) and type of cancer diagnosed. Later-stage diagnoses typically involve more costly treatment regimens, and certain types of cancer may be more likely to require newer, more expensive treatment options, which may also impact our costs. In addition, costs under our general healthcare plans vary by the frequency of patient visits to our facilities and the level of complexity of any required treatments, which is difficult to predict. We adjust our plan pricing on an annual basis to reflect current cost projections and this adjusted pricing is automatically applied to any plans that are automatically renewed for another year. However, because our healthcare plans are prepaid for one-year terms, any increase in costs in excess of our cost projections within a given period cannot be recovered in that plan period by increasing pricing. Moreover, any such increase in pricing could increase the number of plan cancellations and adversely affect our ability to add new plan members.

Many of these factors are outside of our control. In addition, certain aspects of our growth strategy may also result in increased operating expenditures, such as opening new facilities or hiring additional personnel, which may not be offset by an increase in our revenue, resulting in diminished operating margins. We may also be unable to appropriately predict costs associated with the implementation of new healthcare plans, which may result in lower margins in connection with such products.

If any of the above events occur and we are unable to rapidly adapt in proportion to the increase in costs for the provision of healthcare services, our business, financial condition and results of operations may be adversely affected.

Our revenues and results of operations are affected by our relationships with third-party payers, and any change to, or deterioration in, these relationships could have a material adverse effect on us.

During the year ended December 31, 2024, 91.8% of payments in our Healthcare Services in Mexico segment came from third-party insurance and institutional providers, including the Mexican government, and 8.2% were paid out-of-pocket by our patients, including co-payments and non-covered expenses. In the Healthcare Services in Peru segment, 45.6% of payments in our healthcare services business came from third-party insurance and institutional providers, including the Peruvian government, 25.4% are payments made by the Oncosalud segment and 29.0% were paid out-of-pocket by our patients, including co-payments and non-covered expenses. In the Healthcare Services in Colombia segment, 97.2% of payments came from third-party insurance and institutional providers, including the amounts transferred by Administradora de los Recursos del Sistema (“ADRES”) directly, and 2.8% were paid out-of-pocket by our patients, including co-payments and non-covered expenses. Our accounts receivable for payments from the third-party insurance and institutional providers previously mentioned are typically collected on an average of 45 days in Mexico, 165 days in Peru and 158 days in Colombia; this average is calculated from the average billed revenue and accounts receivables of third-party insurance and institutional providers of each segment, during the year ended December 31, 2024. The average collection days in each country, including out-of-pocket revenue and accounts receivables, are 42 days in Mexico, 106 days in Peru and 157 days in Colombia; this average is calculated from the average total billed revenue and accounts receivables of each segment, during the year ended December 31, 2024. The process to collect our accounts receivable begins with an internal validation of all the items comprising the healthcare services provided and its corresponding rates, and then comes the billing of the services and submission of the files to the third-party insurance and institutional providers. The process continues with the review of the files by the third-party insurance and institutional providers and ends with the collection of the invoices. However, this review performed by the third-party insurance and institutional providers may trigger the return of certain files to us to correct observations and to issue a new invoice if necessary, and then a re-sending by us of the revised information to the third-party insurance and institutional providers for the corresponding additional review of the updated invoice and files, normally causing a lengthening of the time it takes to collect the related account receivables. Although this process is similar in the three countries, the differences in the internal processes of each of the third-party insurance and institutional providers generate differences in the time that each country collects their account receivables.

An increase in this timing can significantly impact our ability to convert recognized revenue into payments, lengthening our cash conversion cycle. In addition, certain of our principal third-party payers in Peru also run their own hospital networks and therefore compete with us. See “—We face competition in fragmented markets like Peru and Colombia, from our current competitors and from future competitors that might enter the sector.”

In Mexico and Peru, a facility must be included on an insurance provider’s approved list of healthcare facilities for an individual to be reimbursed for the services they receive at that facility. We negotiate with private insurance providers to ensure that we are on their list of approved facilities and to agree on the prices at which we are reimbursed for services provided to their plan members. We expect continued third-party efforts to aggressively manage reimbursement levels and control costs. Moreover, our negotiating position could decline in the future if our brands’ reputation suffers. Insurers in Mexico classify hospitals in different categories (which we refer to as “tiers”) based on the average cost per patient or specialty. However, the classification does not account for relevant factors such as the level of complexity of treatments in each facility and, as a result, hospitals engaged in high-complexity procedures and treatments could be classified in higher tiers, irrespective of their operational efficiency leading to reduced patient volumes from insurers, as only certain insurance plans would cover these higher-tier hospitals. In Colombia, EPSs’ users have the right to choose their health service provider from a pre-approved list of IPS. Under certain circumstances, a plan member can challenge that decision and request to go elsewhere in the EPS’s network. While patients may express a preference, insurers ultimately prioritize referrals to institutions offering more favorable contractual terms, often based on cost rather than quality of care. This creates a highly competitive environment where clinics must continuously balance service quality with cost efficiency to remain viable. If we do not maintain our reputation among EPSs and patients as one of the leading healthcare providers in Medellín, Montería and Barranquilla, while focusing on operational efficiency, EPSs may choose to send their plan members to, or patients may choose to go to, other facilities, which could have a material adverse effect on our business, financial condition and results of operations. See “—We depend substantially on our brands’ reputation among our plan members, patients, the medical community and our suppliers in the regions in which we operate.” Failure to effectively manage these dynamics in each country where we operate could result in declining patient volumes, unfavorable reimbursement terms, and financial strain, materially affecting our business, financial condition, and results of operations

In Colombia, limitations on reimbursement and, in some cases, reduced levels of reimbursement for healthcare services as a result of changes in the social security regimes in recent years have, and could continue to, materially affect our business and results of operations.

In Colombia, in 2024, approximately 94.8% of the population received mandatory healthcare insurance coverage based on Colombians’ constitutional right to universal healthcare to be provided through the government’s social security system (the “SGSSS”).

Changes in the SGSSS in recent years have resulted in limitations on reimbursement and payment for health services from EPSs and, in some cases, reduced levels of reimbursement for healthcare services, as the government tries to address the current fiscal shortfall resulting from its constitutional obligation to provide universal healthcare. Moreover, payments from SGSSS funds are subject to statutory and regulatory changes, administrative rulings, interpretations and determinations, requirements for utilization review, funding restrictions and solvency risks of EPSs, all of which could materially increase or decrease program payments, as well as negatively affect the cost of providing service to patients and the timing of payments to facilities. We are unable to predict the effect of recent and future policy changes on our operations, and any such changes could have a material adverse effect on us.

The financial viability of Colombia’s healthcare system is heavily dependent on the adequacy of the Capitation Payment Unit (Unidad de Pago por Capitación or UPC), which determines the fixed per-patient payments to insurers under the national healthcare model. Currently, insurers are experiencing loss ratios exceeding 100%, raising significant concerns about the long-term sustainability of the system. If UPC adjustments do not adequately reflect the rising costs of healthcare services, the financial strain on insurers could increase, potentially leading to service disruptions, insolvencies, or a systemic failure of the healthcare infrastructure.

While technical discussions are underway to reassess the true costs of healthcare service provision, the Colombian government has indicated a preference for limiting UPC adjustments to inflation-based increases. This approach may be insufficient, as industry analysts suggest that cost escalations could require adjustments of up to 10 percentage points above inflation. If the government fails to implement a more flexible and data-driven methodology for UPC adjustments, healthcare providers, including us, could face downward pricing pressures, reduced margins, and increased financial instability.

These dynamics have, and could continue to, adversely affect our operational performance, revenue generation, and ability to deliver healthcare services at sustainable levels. Furthermore, any material deterioration in the financial condition of insurers or structural deficiencies in UPC funding could result in delayed payments, liquidity constraints, or contractual renegotiations that negatively impact our business. Investors should consider these risks when evaluating our financial condition and prospects.

A failure of our IT systems could adversely impact our business.

We rely extensively on our IT systems to manage clinical and financial data, communicate with our patients, payers, suppliers and other third parties and summarize and analyze operating results. In addition, we are subject to various laws and regulations protecting the privacy and security of health information and personal data, including personal data protection laws. A failure of our IT systems may be caused by, among other things, defects in design or manufacture of hardware, software or applications we develop or procure from third parties, human error, cyber security incidents, damage from natural disasters, power loss, telecommunications failure, unauthorized entry or other events beyond our control. In certain circumstances we may rely on third-party vendors to process, store and transmit large amounts of data for our business whose operations are subject to similar risks. Our IT systems also depend on the timely maintenance, upgrade and replacement of networks, equipment and software, as well as preemptive expenses to mitigate the risks of failures.

We are undergoing a multi-year process of implementing a new Enterprise Resource Planning (ERP) system, as well as new healthcare-focused software such as new Hospital Information System, Laboratory Information System, and Vendor Neutral Archiving (VNA), which combines Radiology Information System (RIS) and Picture Archiving and Communication System (PACS) for centralized, efficient, and interoperable healthcare imaging workflow across multiple facilities. The implementation of each of these systems will require significant investment in human and financial resources. Implementing new systems also carries substantial risk, including failure to operate as designed, failure to properly integrate with other systems, potential loss of data or information, cost overruns, implementation delays and disruption of operations. Third-party vendors are also relied upon to design, program, maintain and service each implementation program. Any failures of these vendors to properly deliver their services could similarly have a material adverse effect on our business. In addition, any disruptions or malfunctions affecting our ERP implementation plan could cause critical information upon which we rely to be delayed, defective, corrupted, inadequate, inaccessible or lost or otherwise cause delays or disruptions to our operations, and we may have to make significant investments to fix or replace impacted systems. Likewise, any disruptions or malfunctions affecting the implementation of our healthcare-focused systems could result in operational downtime, regulatory non-compliance, data integrity issues, cybersecurity threats, financial losses, legal liability, patient care disruptions, interoperability challenges, resistance to adoption by healthcare professionals, jurisdictional regulatory complexities, vendor reliability risks, and scalability or performance limitations, any of which could adversely affect our business, reputation, and financial condition.

Any failure of our IT systems could materially disrupt our business activities. For example, because we are reliant on our IT systems to manage clinical information and patient data, a material disruption of our IT systems could negatively impact our ability to treat our patients for the duration of the disruption, which could subject us to significant litigation or other losses and have a material adverse impact on our reputation, business, financial condition and result of operations.

A failure of our IT systems could also expose us to various security threats and vulnerabilities that may result in the theft, destruction, loss or misappropriation of protected health information or other data subject to privacy laws in Mexico, Peru or Colombia or loss of proprietary business information. Breaches of our security measures and the unauthorized dissemination of sensitive personal information, proprietary information or confidential information could expose us, our customers or other third parties to a risk of loss or misuse of this information, including exposing our customers to the risk of financial or medical identity theft, result in litigation and potential liability, such as regulatory penalties for us, damage our brand and reputation or otherwise harm our business. The failure of our IT systems, including the costs to eliminate or address security threats and vulnerabilities before or after a system failure, could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to provide advanced care for a broad array of medical needs, demand for our healthcare services may decrease.

Demand for our healthcare services is driven in large part by our ability to offer advanced care for a broad array of medical needs, which is in turn contingent on our having state-of-the-art medical equipment and infrastructure at our facilities, as well as our ability to access high-quality medicines. The technology used in medical equipment and related devices is constantly evolving and, as a result, manufacturers and distributors continue to offer new and upgraded products to healthcare providers. Moreover, new and improved medicines are constantly being introduced to the market. To compete effectively, and to attract doctors and recruit and retain medical staff, we must continually assess our equipment and infrastructure needs and invest in upgrades when significant technological advances occur in order to continue providing access to advanced treatment, and we must ensure that we have access to high-quality, cutting-edge medicines for any given treatment. Such technological equipment and infrastructure costs represent significant capital expenditures. If our facilities do not stay current with technological advances in the healthcare industry and/or we do not offer access to high-quality, cutting-edge medicines, patients may seek treatment from other providers or insurance providers may send their patients to alternate facilities, which could result in decreased demand for our services and have an adverse effect on our business, financial condition and results of operations.

We may not have sufficient funds to settle current liabilities and as a result we may continue to have negative working capital from time to time.

Our board of directors has the ultimate responsibility for liquidity risk management. It has established an appropriate framework allowing our management to handle financing requirements for the short, medium and long-term. As of December 31, 2024, we had a negative working capital of S/241.4 million (US$64.1 million), calculated as current assets minus current liabilities. Our management believes that our available cash and cash equivalents and cash flows expected to be generated from operations, and borrowings available to us under our revolving credit lines, will be adequate to satisfy our capital expenditure and liquidity needs for the foreseeable future. However, we may require additional capital in the form of additional debt or equity to meet our long-term objectives relating to the expansion of our business. As a result, we may have negative working capital from time to time. It may be difficult for us to obtain additional financing in the future, on acceptable terms or at all, given that a significant portion of our assets are currently pledged for our financings. If we are unable to access the capital markets to finance our operations in the future, this could adversely affect our ability to obtain additional capital to grow our business and have an adverse effect on our business, financial condition and results of operations.

We face intense competition in fragmented markets like Mexico, Peru and Colombia, from our current competitors and other competitors that might enter the sector.

The healthcare industry in Mexico, Peru and Colombia is competitive. In Peru, Mexico and Colombia, we face intense competition from other privately-operated hospitals, clinics and healthcare networks for the provision of healthcare services. In Peru, many of these competitors are operated by our principal third-party payers. While our Auna Peru network is currently one of the few private healthcare networks in the country with broad geographic reach, and the market is generally fragmented, it is possible that healthcare services providers operating other private hospitals and clinics will consolidate and further integrate their operations across facilities, which could cause us to lose market share. For example, Rímac Seguros y Reaseguros S.A. (“Rímac”) and Pacífico Compañía de Seguros y Reaseguros S.A. (“Pacífico”), two of the main insurance providers in Peru that are also significant third-party payers for Auna services, own and operate their own hospital networks that compete with us. Our Auna Mexico network faces competition from other high-complexity hospitals in Monterrey, such as Christus Muguerza, Hospital Ángeles, TecSalud and Swiss Hospital. If demand for services in our hospitals in Perú, Monterrey or Colombia decline, our negotiating position with insurance providers and other third parties could suffer, any of which could have a material adverse effect on our business, financial condition and results of operations. Failure to compete effectively could have a material adverse effect on our market share, business, financial condition, and results of operations

Currently, the quality of public sector medical services in Peru and Mexico, principally provided by EsSalud and Seguro Integral de Salud (“SIS”) in Peru and Mexican Institute of Social Security (“IMSS”) and the Servicios de Salud del Instituto Mexicano del Seguro Social para el Bienestar (“IMSS-Bienestar”) in Mexico, is widely considered deficient and over capacity, with long scheduling times, short appointments with doctors and a shortage of facilities, and we do not currently face substantial competition from government providers in Peru and Mexico. We may face competition from government providers in the future if the Peruvian government and/or the Mexican government allocates additional financial resources to its public sector healthcare system and/or they are able to improve their infrastructure and increase their capacity and the quality of care they provide.

At Oncosalud, our vertically integrated healthcare plan provider, we also face competition from companies that offer healthcare plans covering the same services that our healthcare plans cover, including traditional insurance providers and other companies offering prepaid plans. Our competitors may enhance the quality of their offerings in the future. Our competitors Rímac and Pacífico are the two main insurance providers in Peru, both of which have substantial financial resources. If any of our competitors, including Rímac and Pacífico, is able to offer more comprehensive or less expensive services, including oncology services, we may lose market share in Peru, which could have a material adverse effect on our business, financial condition and results of operations.

Unlike in Peru and Mexico where the market is more fragmented, there are several existing large hospital systems in Colombia and the gap between the quality of services provided by state-owned facilities and privately-owned facilities is much smaller. As a result, our Auna Colombia network faces competition in Colombia from both public and private healthcare services providers. Moreover, although healthcare coverage providers in Colombia typically dictate which facility a patient can go to for services, patients can, and frequently do, challenge these decisions, which fosters competition among healthcare providers in the market.

In Colombia, we face competition from other hospital networks with premium facilities, including San Vicente de Paul, Pablo Tobón Uribe, El Rosario, San Jerónimo, Clínica Montería, Clínica Iberoamerica (Grupo Keralty/Sanitas), Clínica del Caribe, Organización Clínica General del Norte and Bonnadona. We also face a heightened competitive risk in Montería as a result of the concentration of control of the market in a few individuals. Certain of our competitors may have greater financial resources, be better equipped and offer a broader range of healthcare services than we do. If we are unable to maintain or grow our competitive position in Colombia, our business, financial condition and results of operations may be adversely affected.

Our performance depends on our ability to recruit and retain quality nursing, medical and administrative professionals, and we face a great deal of competition for these professionals, which may increase our labor costs and negatively impact our results of operations.

The majority of our physicians in Mexico, Peru and Colombia are hired on a fee-for-service basis. As a result, and because these arrangements are nonexclusive, there is significant competition between us and our competitors to ensure that the best qualified and most renowned physicians treat patients at our hospitals. If we are unable to provide treatment for our patients, ethical and professional standards, adequate support personnel, technologically advanced equipment and facilities and research opportunities that meet their professional needs and goals, our physicians may choose to practice at other facilities. We may not be able to compete with other healthcare providers on some or all of these factors.

Physicians may also refuse to enter into new contracts with us, demand higher payments or perform treatments or procedures that result in higher medical expenses without generating corresponding revenue. In addition, a small number of physicians within each of our facilities generate a disproportionate share of our inpatient revenues and admissions, in particular physicians specializing in oncology, cardiology, trauma, neurology and general surgery. The loss of one or more of these physicians, even if temporary, could reduce patient demand for our services and cause a material reduction in our revenues. In addition, it could take significant time to find a replacement for any of our top physicians given the difficulty and cost associated with recruiting and retaining physicians, which may in turn adversely affect our ability to recruit and retain other doctors.

Our medical support staff, in particular our nurses and administrative personnel, are also critical to our success and competitive advantage. Our medical support staff is on the front lines of a patient’s experience at our hospitals and clinics, and we depend on their efforts, abilities and experience to maintain our reputation as a provider of healthcare services. In recruiting and retaining qualified hospital management, administrative personnel, nurses and other medical personnel, such as pharmacists and lab technicians, we compete with other healthcare providers, including government hospitals.

Historically, there has been a shortage of qualified nurses and other medical support personnel in Mexico, Peru and Colombia, which has been a significant operating issue for us and other healthcare providers. This shortage may require us to enhance wages and benefits to recruit, train and retain nurses and other medical support personnel or require us to hire expensive temporary personnel. Moreover, our failure to recruit and retain enough qualified nurses, other medical support and administrative personnel could result in loss of customer goodwill and a negative impact on our reputation.

We cannot predict the degree to which we will be affected by the future availability or cost of attracting and retaining talented physicians and medical support staff. If our general labor and related expenses increase, we may not be able to raise the rates we charge for our services correspondingly. Our failure to either recruit and retain qualified physicians, hospital management, nurses and other medical support personnel or control our labor costs could harm our business, financial condition and results of operations.

Our revenues and results of operations are affected by our relationships with unaffiliated physicians in Mexico, and any change to, or deterioration in, these relationships could have a material adverse effect on us.

Substantially all of our revenue in our Healthcare Services in Mexico segment is derived from fees charged for healthcare services provided at our facilities by unaffiliated physicians. These unaffiliated physicians have no contractual obligations to treat patients at our facilities and any change to, or deterioration in, these relationships could have a material adverse effect on us. A significant reduction in the number of physicians treating patients, or in the number of patients unaffiliated physicians treat, at our facilities would have a negative impact on our business.

In addition, insurance providers and other third parties have implemented rules and programs that could limit the ability of physicians to treat patients at our facilities. For example, certain insurance providers require their policyholders to obtain healthcare services exclusively from pre-approved providers. See “—Our revenues and results of operations are affected by our relationships with third-party payers, and any change to, or deterioration in, these relationships could have a material adverse effect on us.” If we are unable to compete successfully for these arrangements, our results and prospects for growth could be adversely affected.

Any acquisitions, partnerships or joint ventures that we make or enter into could disrupt our business and harm our financial condition.

Acquisitions, partnerships and joint ventures are an integral part of our inorganic growth strategy. We evaluate, and expect in the future to evaluate, potential strategic acquisitions of, and partnerships or joint ventures with, other hospital networks and complementary businesses. However, we may not be successful in identifying acquisition, partnership and joint venture targets or we may use estimates and judgments to evaluate the operations and future revenues of a target that turn out to be inaccurate.

In addition, we may not be able to successfully finance or integrate any hospitals or other businesses that we acquire or with which we form a partnership or joint venture, and we may not achieve the anticipated benefits of such project. Furthermore, the integration of any acquisition, partnership or joint venture may divert management’s time and resources from our core business and disrupt our operations. As a result of any of the foregoing, we may spend valuable management time and money on projects that do not increase our number of patients or revenue. Acquisitions also involve special risks, including the potential assumption of unanticipated liabilities and contingencies. Even if such liabilities are assumed by the sellers, we may have difficulties enforcing our rights, contractual or otherwise. Moreover, our competitors may be willing or able to pay more than us for acquisitions, which may cause us to lose certain acquisitions that we would otherwise desire to complete. We cannot ensure that any acquisition, partnership or joint venture we make will not have a material adverse effect on our business, financial condition and results of operations.

In addition, the acquisition of a healthcare provider may require approval of the relevant antitrust regulator, such as Instituto Nacional de Defensa de la Competencia y de la Protección de la Propiedad Intelectual (“INDECOPI”) in Peru, the Superintendencia de Industria y Comercio (the “SIC”) in Colombia, or the Comisión Federal de Competencia Económica in Mexico or the Agencia Nacional para la Competencia y el Bienestar Económico (Agency for Competition and Economic Welfare) to be created following the enactment of secondary regulation derived from the constitutional reform approved by the current Mexican government. Moreover, the acquisition of regulated entities, such as insurance companies in Mexico and Peru, would require the prior approval of additional regulators, such as the Comisión Nacional de Seguros y Finanzas and the SBS, respectively. Such regulatory approvals may be significantly delayed or rejected. In addition, insurance providers in Mexico are rated by rating agencies and acquisitions of additional insurance providers could result in the downgrade of our ratings. If the relevant regulator delays or withholds its approval for acquisitions in Mexico, Peru, Colombia or elsewhere or our ratings in Mexico are downgraded as a result of our acquisition of other insurance providers or otherwise, we may not be able to implement our business strategy on a timely basis or grow our operations in the timeframe that we expect, which may have a material adverse effect on our business, financial condition and results of operations.

We may not be able to successfully integrate our acquired operations or obtain the expected benefits from such acquisitions.

Our strategic growth plan, particularly in Mexico and Colombia, depends on the acquisition and integration of existing operations into our network. We may not be able to successfully and efficiently integrate the operations of the facilities and healthcare plans we acquire, including their personnel, financial systems, distribution or operating procedures. We may also be unable to retain physicians and other medical support staff, in particular if the acquired facilities are in other countries with different cultures, and our relationship with current and new professionals, including physicians, insurance providers and other interested parties may be impaired.

In addition, our agreement to acquire Grupo OCA included a holdback of the purchase price of US$21,682,000, which was reserved in our financial statements as a liability, to compensate us at least in part for any indemnification claims under the stock purchase agreement. In June 2024 we signed a settlement agreement with the sellers of Grupo OCA pursuant to which we retained US$11,000,000 from the total holdback of the purchase price as indemnification for certain claims arising out of the stock purchase agreement. We have been pursuing remediation actions relating mainly to regulatory matters that we have identified, and we believe the amount retained should be sufficient to cover the remediation efforts we will need to pursue in the near future.

See “—Any acquisitions, partnerships or joint ventures that we make or enter into could disrupt our business and harm our financial condition.” The benefits that we expect to achieve as a result of these acquisitions will depend, in part, on our ability to realize anticipated cost savings and to integrate their business into ours, including with respect to the integration of our processes and information systems. A variety of risks could cause us not to realize some or all of the expected benefits. These risks include the creation of a new organizational structure, changes and/or upgrades in processes and information systems, potential customer attrition and changes to our operating model. Even if we are able to execute this integration successfully, this may not result in the full realization of the cost savings that we currently expect, either within the expected time frame, or at all. In addition, we cannot assure you that the costs to achieve these benefits will not be higher than we anticipated. Therefore, we cannot assure you that any anticipated cost savings will be achieved or that our estimates and assumptions will prove to be accurate. Adjusted EBITDA does not reflect the significant costs we expect to incur in order to achieve such cost savings, and there can be no assurance that such costs will not be materially higher than presently contemplated, as such costs are difficult to estimate accurately. If our cost savings are less than our estimates or our cost savings initiatives adversely affect our business or cost more or take longer to implement than we project, or if our assumptions prove to be inaccurate, our results could be lower than we anticipate.

If we are not able to manage our expanded operations and the corresponding integrations effectively, our business, financial condition and results of operations could be materially adversely affected.

We are dependent on our tenants for a portion of our income in Mexico and our business would be materially and adversely affected if a significant number of our tenants were to default on their obligations under their leases.

During the year ended December 31, 2024, other income in our Healthcare Services in Mexico segment, which is derived from rental income from property owned and rented by us for use by medical professionals, was S/15.3 million. Accordingly, our performance depends on our ability to collect rent payments from our tenants and on our tenants’ ability to make those payments. Our business could be materially and adversely affected if a significant number of our tenants were to postpone the commencement of their new leases, decline to extend or renew their existing leases upon expiration or default on their rent and maintenance-related payment obligations. Any of these events could result in the suspension of the effects of each lease, the termination of the relevant lease and the loss of or a decrease in the rental income attributable to the suspended or terminated lease. If upon expiration of a lease for any of the office spaces at our properties, a tenant does not renew their lease, we may not be able to rent the space to a new tenant or the terms of the renewal or new lease may be less favorable to us than current lease terms. A significant number of our tenants defaulting on their obligations under their leases could adversely affect our business, financial condition and results of operations.

Our organic growth plan includes the construction of additional hospitals and clinics as well as expansion of our existing facilities.

Our organic growth plan includes building additional hospitals and clinics, and expanding our current infrastructure, in particular in Peru. We are identifying suitable locations in Peru for future facilities by considering a number of factors, including regional market size, existing competition and potential strategic partners. There are uncertainties regarding how successfully we can identify the suitable market and obtain required government approvals in a timely manner. We currently have approvals for our design plans for the expansion of Clinica Delgado.

Our current and future construction projects are and will be subject to a number of risks, including:

•	engineering problems, including defective plans and specifications;

•	delays in obtaining or inability to obtain necessary permits, licenses and approvals;

•	disputes with, defaults by or delays caused by contractors and subcontractors and other counterparties;

•	environmental, health and safety issues, including site accidents and the spread of viruses;

•	nuisance and other potential claims from surrounding communities due to noise, dust, intrusive lighting, among others;

•	fires, earthquakes, adverse weather events and other natural disasters;

•	geological, construction, excavation, regulatory and equipment problems; and

•	other unanticipated circumstances or cost increases.

The occurrence of any of these developments or construction risks could increase the total costs, delay or prevent the construction or opening or otherwise affect the design and features of any existing or future construction projects that we might undertake.

Furthermore, planning, designing and constructing new facilities is time-consuming and complex. In addition to diverting management’s time and resources from our core business, there are typically several years of significant capital expenditures before a facility becomes operational and generates income. If we cannot successfully implement our organic growth strategy and convert new and expanded facilities to profitability on a timely basis, our business, financial condition and results of operations may be adversely affected.

We have previously identified, and in the future may identify, material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses or otherwise fail to maintain an effective system of internal controls, we may not be able to prevent or detect a material misstatement of our financial statements, and may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business.

We have previously identified, and may in the future identify, material weaknesses in our internal control over financial reporting. A company’s internal control over financial reporting is a process designed by, or under the supervision of, a company’s principal executive and principal financial officers, or persons performing similar functions, and effected by a company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS Accounting Standards. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified in our internal controls as of December 2020 related to (i) the adequacy of our IT security management, including segregation of duties and access and privileged users, (ii) the comprehensiveness of our accounting policies and procedures manuals and (iii) the formalization of controls in key areas of the accounting process, including relating to the documentation and implementation of IFRS Accounting Standards reporting requirements. We have remediated these weaknesses, including by: (i) implementing a segregation of duties and privileged users’ activities monitoring in our SAP RP systems, including having an information security officer and currently implementing a cybersecurity roadmap based on industry best practices; (ii) updating all of our accounting policies according to current IFRS Accounting Standards reporting requirements with the support of a Big Four accounting firm; and (iii) updating our internal control over financial reporting based on Sarbanes-Oxley 404 standards. These remediation steps are monitored by the audit and risk committee and senior management.

Although the weaknesses we identified have been remediated during the financial year ended 2021, we cannot assure you that the measures we took will prevent future material weaknesses and we may in the future identify other material weaknesses in our internal control over financial reporting, which could result in material misstatements in our annual or interim financial statements.

We may not be able to continue growing our business at historical rates.

Our revenue has experienced substantial growth since 2008 and our strategy is to continue to grow our operations, through organic and inorganic growth. However, we may not be able to continue to grow at a rate consistent with our recent performance or to continue growing at all in the future due to factors beyond our control. Our growth could also be impacted by changes in laws or regulations or delays in construction or acquisition of new facilities, any of which could make the execution of our strategic growth plan more difficult. In addition, as we grow our business, we will need to expand our internal controls and administrative and IT systems, among other functions, and hire additional personnel to continue effectively operating our business. The market for qualified personnel that are able to fill management and key operational roles is highly competitive in Mexico, Peru and Colombia due to the limited number of professionals that have the requisite training and experience, and we may be unable to hire sufficient qualified personnel to support our growth. Any inability to adequately scale our operations to meet the increased size of our business may have a material adverse effect on our ability to continue growing our business and/or on our financial condition or results of operations.

We rely on a limited number of suppliers of medical equipment, medicines and other supplies needed to provide our medical services.

A substantial portion of the medical equipment, medicines and other supplies used in our hospitals and clinics is highly complex and produced by a limited number of suppliers. For example, we purchased 87%, 76% and 70% of our medicines and 28%, 47% and 56% of other medical supplies in Mexico, Peru and Colombia, respectively, from our 10 largest suppliers during the year ended December 31, 2024 via purchase orders, and whose commercial terms are renegotiated annually. In addition, in many instances, there are only a small number of suppliers that provide a particular type of medicine or other supplies, which increases their bargaining power. Any interruption in the supply of medical equipment, medicines or other supplies from these suppliers, including as a result of the failure by any of these suppliers to obtain required third-party consents and licenses for production or import/clearance, may compromise our ability to provide effective and adequate services in our hospitals and clinics, which could have a material adverse effect on our business.

Furthermore, we are subject to the risk that notwithstanding our compliance efforts and supplier vetting programs, our suppliers could engage in illegal or corrupt business practices, which could materially and negatively impact our business and reputation. In particular, these suppliers may engage in practices that violate applicable anti-corruption laws, which makes us vulnerable to the possibility of bribery, collusion, kickbacks, theft, improper commissions, facilitation payments, and conflicts of interest associated with these suppliers.

We are subject to extensive legislation and regulations in Mexico, Peru and Colombia.

We are subject to extensive legislation and regulations in Mexico, Peru and Colombia, including in relation to the provision of healthcare services and prepaid healthcare plans, environmental protection, health surveillance, labor legislation, workplace safety and management of waste by a variety of national, regional and local governmental authorities, and we are supervised by a number of governmental bodies and agencies. The regular functioning of hospitals and clinics depends, among other things, on obtaining and maintaining valid registrations, licenses, authorizations, grants and permits for installation and operations, including for the sale of medicines and the operation of medical equipment, as well as for the collection, deposit or storage of products; utilization of equipment; import of merchandise and biological materials; handling, treatment, transport and disposal of contaminant wastes, radioactive materials and controlled chemical products; and use of water resources (including installing wells to supply water and disposing of wastewater in accordance with applicable laws and regulations). Moreover, as a provider of prepaid healthcare plans in Peru, we are subject to various economic and financial related regulations, including minimum capital requirements, investment requirements and limitations on asset allocations and indebtedness, among others. We are subject to government inquiries, inspections and auditors from time to time. If we fail to comply with applicable laws and regulations, if such laws or regulations change in a manner adverse to us or if we cannot maintain, renew or secure required registrations, permits, licenses or other necessary regulatory approvals, we may be unable to operate our business, suffer administrative penalties, civil liability and criminal charges and fines, have our registration or operating license suspended or revoked or incur additional liabilities from third-party claims, any of which may also have a negative impact on our brand and reputation. No assurance can be given that any investigations, proceedings or penalties will not occur and will not materially and adversely affect our businesses and results of operations and financial conditions with respect to our recently acquired businesses or any of our other businesses.

Furthermore, we contract with third parties to assist in the collection, treatment, transport and disposal of biohazardous materials. Any failure by these third parties to comply with applicable laws and regulations in the regions in which we operate could also subject us to significant administrative fines, civil liability or criminal charges.

We cannot ensure that the Mexican, Peruvian and Colombian legislation and regulations applicable to our industry will not become more severe or subject us to greater costs in the future, or that the Mexican, Peruvian and Colombian authorities or regulatory agencies will not adopt more restrictive or more rigorous interpretations of existing laws and regulations, including with respect to obtaining and renewing the licenses, permits and registrations, or the environmental, solvency, minimum capital, health surveillance and workplace safety laws and regulations to which we are subject. For instance, in December 2019, the Peruvian government began requiring that all pharmacies carry generic versions of medicines appearing on a list published by MINSA, which currently includes 34 medicines, with the goal of giving patients the option to purchase lower cost alternatives of common medicines at every pharmacy. In addition, around the same time, an emergency decree established that uninsured Peruvians will be able to access the SIS regardless of their socioeconomic classification. In Colombia, the government reintroduced a healthcare reform bill on September 13, 2024, after the initial proposal was shelved by the Senate in April 2024. As of March 6, 2025, the House of Representatives approved the healthcare reform Bill. The bill has now moved to the Senate for further discussion and final approval. The current healthcare reform bill aims to change the control of public resources in the health sector by shifting these from the private sector to the public sector. In comparison with the previous proposal, the new bill seeks to enhance financial viability and transparency, featuring a reduced number of articles and an emphasis on efficient resource management. The bill has three main objectives: (i) establishing a primary healthcare model with a focus on preventive health strategies; (ii) improving the quality of healthcare by implementing better working conditions for healthcare workers by, for example, providing them with continuing education; and (iii) providing that EPSs may no longer oversee the administration of payments made to medical institutions and that ADRES will directly make all payments to clinics and hospitals. If approved, such reform could imply that, while greater efficiency and transparency in the payment process are sought, the reduced EPS’s autonomy and control over financial decisions can affect the timeliness with which payments are expected to be made to clinics, which could have a material adverse effect on our business, results of operation and financial condition.

Moreover, we cannot ensure that the fees, charges and contributions owed to the competent authorities and to professional trade associations, such as El Colegio Médico del Perú, El Colegio Médico Colombiano and El Colegio Médico de México, will not be increased as a result of new legislative or regulatory measures. Any one of these factors may involve the incurrence of unforeseen additional costs by us and/or capital expenditures, thereby adversely affecting our business and operating results.

We may be unable to obtain the registrations, authorizations, licenses and permits for the establishment and operation of our hospitals and clinics.

The establishment and operation of our hospitals and clinics depend on a number of registrations, authorizations, licenses and permits that we have to obtain and maintain in force from national, regional and local government agencies in Mexico, Peru and Colombia. Moreover, our hospitals are subject to the inspection of health surveillance agencies in the regions in which we operate, which may conduct periodic audits of our facilities to ensure compliance with applicable standards.

Furthermore, we may also need to obtain authorizations, licenses and permits to offer new types of healthcare services at our facilities, which may cause a delay in offering new services to our patients.

Any failure to obtain or renew required registrations, authorizations, licenses or permits may prevent us from opening and operating new hospitals and clinics or force us to close our hospitals and clinics currently in operation. We may also be subject to fines and other penalties and suffer damage to our reputation. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

If we fail to successfully develop and commercialize new products and services under Oncosalud, our operating results may be materially and adversely affected.

The future growth of our Oncosalud business depends on our ability to develop and introduce new products, new services and new sales channels, including plans that are financially accessible to a larger segment of the population and plans that cover additional medical specialties. Our ability to successfully roll out new and innovative products and services depends on a number of factors, including efficient management of resources and an effective sales effort.

Our product development efforts may not yield the benefits we expect to achieve in a timely manner, or at all. To the extent that we are unable to execute our strategy for Oncosalud of introducing new and innovative products, diversifying our product portfolio and satisfying consumers’ changing preferences, we may not be able to grow our plan member base and our results of operations may be adversely affected. Even if we are able to add new products and services under Oncosalud, these may not lead to our anticipated results, potentially reducing our return on investment.

We may be subject to liabilities from claims brought against our healthcare professionals or our facilities, including medical malpractice lawsuits

We and our healthcare professionals are subject to medical malpractice lawsuits, product liability lawsuits and other legal actions in the ordinary course of business. Some of these actions may involve large claims, as well as significant defense costs and potential reputational damage. We cannot predict the outcome of these lawsuits or the effect that findings in such lawsuits may have on us. In an effort to resolve one or more of these matters, we may choose to negotiate a settlement, which may have negative implications. Amounts we pay to settle any of these matters may be material. All professional and general liability insurance we purchase is subject to policy limitations. We believe that, based on our past experience, our insurance coverage is adequate considering the claims arising from the operations of our hospitals, clinics and oncology plans. While we continuously monitor our coverage, our ultimate liability for professional and general liability claims could change materially from our current estimates. If such policy limitations are partially or fully exhausted in the future, or payments of claims exceed our estimates or are not covered by our insurance, it could have a material adverse effect on our business, financial condition and results of operations. See “—Our insurance policies may be insufficient to cover potential losses.”

We are subject to litigation and other legal, labor, administrative and regulatory proceedings.

We are regularly party to litigation and other legal proceedings relating to claims resulting from our operations in the normal course of business. These matters have included or could in the future include matters related to Oncosalud’s healthcare benefits coverage and other payment claims (including disputes with plan members, physicians, other healthcare professionals and members of its salesforce), tort claims (including claims related to the delivery of healthcare services, such as claims of medical malpractice by medical professionals employed by us or physicians with whom we have a contractual relationship), labor claims (including disputes with employees, former employees and independent contractors) and administrative and regulatory claims (including retroactive tax claims or challenges arising out of our failure or alleged failure to comply with applicable laws and regulations). In addition, the interpretation and enforcement of certain provisions of our existing or any future agreements (including those related to force majeure clauses in the context of pandemics) may result in disputes among us and our patients or third parties. Litigation and other legal proceedings are subject to inherent uncertainties, and unfavorable rulings may occur. We cannot assure you that the legal, labor, administrative and regulatory proceedings in which we are or may become involved will not materially and adversely affect our ability to conduct our business in the manner that we expect, or otherwise adversely affect our business, financial condition and results of operations. See Item 8A. “Consolidated Statements and Other Financial Information—Legal Proceedings.”

Our insurance policies may be insufficient to cover potential losses.

We maintain insurance coverage in accordance with normal market practice in order to cover losses arising in connection with our hospital networks and healthcare plans. Certain risks are not covered by insurers in the market (such as war, acts of God and force majeure, the interruption of certain activities and human error, including in relation to medical errors). Furthermore, natural disasters, adverse meteorological conditions and other events may cause physical damage and loss of life, business interruption, equipment damage, pollution and environmental damage, among others. We cannot ensure that our insurance policies will be suitable and/or sufficient in all circumstances or against all risks. The occurrence of a significant loss for which we are not insured, in full or in part, may require us to expend significant amounts. Furthermore, we cannot assure you that we will be able to maintain insurance coverage at reasonable commercial rates or on acceptable terms, or to contract insurance policies with the same or similar insurance companies. Any of the aforementioned developments may adversely impact us, our business, financial condition and results of operations.

We are subject to certain privacy laws and any failure to adhere to these requirements could expose us to civil and criminal penalties, and damage our reputation.

Our business operations and current and future arrangements with medical professionals, third-party payers, plan members and patients expose us to various laws and regulations protecting the privacy and security of health information and personal data, including personal data protection laws in Mexico, Peru and Colombia. We have made significant investments in technology to adopt and utilize electronic health records and to become meaningful users of health IT, and as a result, we are in possession of a significant amount of protected health information and other data subject to these privacy laws. We may be required to expend significant capital and other resources to ensure ongoing compliance with applicable privacy and data security laws. If our operations are found to be in violation of any of these privacy laws or if we are found to have used private information incorrectly, we may be subject to administrative fines and penalties, civil liability and criminal charges and could result in harm to our reputation.

Any loss of members of our senior management team could have an adverse effect on us.

Our success depends in large part on performance of our senior management. If any members of our senior management leave the Company, we may not be able to replace them with equally qualified professionals. Competition for qualified personnel in the Mexican, Peruvian and Colombian healthcare industries is strong given the limited number of professionals with appropriate training and/or proven experience in this area. Furthermore, we may be delayed or unsuccessful in hiring, training and integrating new members of our senior management. The loss of any member of our senior management and/or any difficulties encountered in replacing them may adversely affect our business and prospects. See also “—We may not be able to continue growing our business at historical rates.”

Our performance depends on favorable labor relations with our employees. Any deterioration in these relations or increased labor costs may adversely affect our business.

Our employees are not unionized and have not entered into collective bargaining agreements. However, nothing prevents them from doing so in the future. Conflicts with our employees and organized labor actions could result in increased legal and other associated costs and divert management attention. In addition, requirements to increase employee salaries and/or benefits as a result of future collective bargaining agreements, governmental regulations or policies or otherwise could cause us to suffer a material adverse effect on our financial condition and results of operations.

Any significant increase in labor costs, deterioration in relations with employees or work stoppages at any of our hospital units, whether due to union activities, employee turnover, labor inspections or other factors, may adversely affect our operating results and financial condition.

We are a holding company and all of our operations are conducted through our subsidiaries. Our ability to service our debt and other obligations will depend on the ability of our subsidiaries to pay dividends and make other payments to us.

As a holding company, all of our operations are conducted through our subsidiaries. Accordingly, our ability to service our debt and other obligations will depend upon our receipt of dividends and other payments from our subsidiaries (such as the payment of intercompany debt). There are various restrictions in Mexico, Peru and Colombia that may limit our subsidiaries’ ability to pay dividends or make other payments to us, such as their obligations to maintain minimum regulatory capital, reserves and minimum liquidity. For example, in the case of Peru our subsidiary Oncosalud, as an Institución Administradora de Fondos de aseguramiento de Salud (“IAFAS”), is obligated by law to meet minimum capital requirements determined on the basis of the number of affiliated members (Oncosalud’s minimum capital requirements is S/56.2 million (US$14.9 million)), as well as to meet minimum risk capital (capital mínimo de riesgo) requirements to comply with net worth and solvency obligations. Likewise, Oncosalud is required to create and maintain certain technical reserves to meet its obligations with insured individuals and health providers. In addition, all of our Peruvian subsidiaries are obligated to allocate 10% of their annual distributable profit to a legal reserve until such reserve has reached an amount equivalent to 20% of the paid in capital of the corresponding subsidiary. As of the date of this annual report, our Peruvian subsidiaries are in compliance with these requirements.

Our Colombian subsidiaries must maintain a mandatory legal reserve that shall amount to 50% of their subscribed capital. To form this reserve, each subsidiary that is incorporated as a sociedad anónima must allocate 10% of its distributable net profits from each fiscal year. As of the date of this annual report, our Colombian subsidiaries are in compliance with these requirements.

Under applicable law, our Mexican subsidiaries are generally only allowed to pay dividends (i) against retained earnings reported in our annual financial statements that have been approved by our shareholders, (ii) provided that the payment of dividends is approved at the applicable subsidiary’s annual general shareholders’ meeting, (iii) provided that we do not have accrued losses from prior fiscal years and (iv) if we have contributed at least 5% of our Mexican subsidiaries’ net annual earnings to our legal reserve fund, until the amount of such reserve is equal to 20% of our Mexican subsidiaries’ capital stock. In addition, Dentegra cannot pay dividends unless (i) its annual financial statements, including notes and the external auditor’s report, have been prepared, approved by the Comision Nacional de Seguros y Finanzas (“CNSF”), and published in compliance with the Single Circular on Insurance and Bonds (Circular Única de Seguros y Fianzas), (ii) the audited financial statements have been reviewed and approved by its Board of Directors and subsequently presented to and approved by shareholders at a General Ordinary Shareholders’ Meeting, along with reports from the Board of Directors and the Statutory Advisor (Comisario); (iii) in the event of a profit, at least 10% of such profit has been allocated to the legal reserve; (iv) it complies with the minimum capital currently in effect for health insurance companies (1,704,243 UDIs – approximately US$716,000), (v) the payment thereof is not performed with funds from technical reserves created to compensate or absorb future losses or from the legal reserve; and (vi) after meeting all these conditions, the Shareholders’ Meeting approves the distribution and payment of dividends. As of the date of this annual report, Dentegra’s financial statements for the year ended December 31, 2024 have been approved by the Board of Directors and presented to the CNSF, the legal reserve fund of each of our Mexican subsidiaries is equal to at least 20% of their subscribed and paid-in capital stock and Dentegra complies with the minimum capital requirements currently in effect.

Furthermore, while we do not have any existing material indebtedness that contain terms that restrict or prohibit our subsidiaries from paying dividends, making other distributions and making loans to us, we may incur indebtedness or enter into other arrangements in the future that contain such restrictions and/or prohibitions. We cannot assure you that we will not need to take out additional indebtedness in the future, or that the agreements governing our existing or future indebtedness will permit them to provide us with sufficient dividends or distributions or permit us to loan money or enter into other similar arrangements to make required principal and interest payments on our indebtedness or honor our other obligations.

To the extent our subsidiaries do not have funds available or are otherwise restricted from paying dividends or make other payments to us, such as the payment of intercompany debt, our ability to make required principal and interest payments on our indebtedness or honor our other obligations will be adversely affected.

Our significant indebtedness could adversely affect our financial health, prevent us from fulfilling our obligations under our existing debt and raise additional capital to fund our operations and limit our ability to react to changes in the economy or the healthcare industry.

We have a significant amount of debt and debt service obligations. As of December 31, 2024, our total debt and other financing, including all of our consolidated subsidiaries, was S/3,767.7 million (US$1,001.0 million). See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Contractual Obligations and Commitments.”

Our level of indebtedness and the restrictive covenants under the agreements governing our debt instruments could have important negative consequences for us and to you as a shareholder, including the following:

•	it could require us to dedicate a large portion of our cash flow from operations to fund payments on our debt, thereby reducing our ability to expand our capabilities and grow our operations;

•	reduce the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	increase our vulnerability to adverse general economic or industry conditions;

•	limit our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate;

•	limit our ability to raise additional debt or equity capital in the future or increase the cost of such funding;

•	restrict us from making strategic acquisitions or exploiting business opportunities;

•

make it more difficult for us to satisfy our obligations with respect to our debt, and any failure to comply with the obligations under any of our debt instruments, including restrictive covenants, could result in an event of default under the agreements governing such debt; and

•	place us at a competitive disadvantage with competitors that have less debt.

In particular, the 2029 Notes Indenture (as defined herein) and the Credit Agreement (as defined herein) contain affirmative and negative covenants, financial covenants and events of default. For example, both contain restrictions on our ability to make certain investments, enter into certain transactions with affiliates and make strategic acquisitions or exploit business opportunities. For additional information, on these restrictions and other terms under the 2029 Notes Indenture and the Credit Agreement see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Contractual Obligations and Commitments—Notes—Senior Secured Notes due 2029” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Contractual Obligations and Commitments—Credit Facilities—Credit and Guaranty Agreement.”

Moreover, subject to the limitations contained therein, the agreements governing our existing debt allow us to incur certain additional debt. This has the effect of reducing the amount of funds available to be paid to shareholders in the event of an insolvency, liquidation, reorganization, dissolution or other winding-up. In addition, the agreements governing our existing debt do not prevent us from incurring other liabilities that do not constitute indebtedness. Any such additional debt or other liabilities could further exacerbate the risks associated with our substantial leverage.

Furthermore, the indebtedness under the Sponsor Financing has a final maturity of October 5, 2025. The documents governing the Sponsor Financing, as amended, contain various covenants and other obligations of the shareholders who are party thereto, including a requirement that such shareholders cause us to comply with certain of the covenants set forth in the Credit Agreement while also expanding the scope of some of those covenants, in certain cases, to impose restrictions on what such shareholders will permit us to do with certain of our immaterial subsidiaries. For additional information on the covenants in the Credit Agreement, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Contractual Obligations and Commitments—Credit Facilities—Credit and Guaranty Agreement.” In addition, the documents governing the Sponsor Financing, as amended by the Sponsor Financing Amendment, contain various events of default, including an event of default that will occur if there is an event of default under the Credit Agreement or the 2029 Notes Indenture. If we experience a change of control, the lenders under the Sponsor Financing can force our shareholders who are party to the Sponsor Financing to repay them. If our shareholders default on their obligations under the terms of the Sponsor Financing, including if they fail to cause us to comply with the covenants set forth in the Credit Agreement, the lenders under the Sponsor Financing will be entitled to certain remedies, including declaring all outstanding principal and interest to be due and payable and ultimately, foreclosing on the pledged shares. Foreclosing on the pledged shares may cause the lenders under the Sponsor Financing to sell securities of our company or the market to perceive that they intend to do so. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Class A Shares—Substantial sales of class A shares could cause the price of our class A shares to decrease.” For a complete description of the terms of the Sponsor Financing, as amended by the Sponsor Financing Amendment, including the covenants and events of default contained therein, please refer to copies of the Form of Amended and Restated Note Purchase Agreement and the Form of Amended and Restated Credit Agreement, which are filed as Exhibits 4.30 and 4.31, respectively, to this annual report

Our financial results may be impacted by changes to IFRS Accounting Standards.

We report our financial condition and results of operations in accordance with IFRS Accounting Standards. Changes to IFRS Accounting Standards may cause our future reported financial condition and results of operations to differ from current expectations, or historical results to differ from those previously reported due to the adoption of new accounting standards on a retrospective basis. We monitor potential accounting and other reporting changes and, when possible, we determine their potential impact and disclose significant future changes in our financial statements that we expect as a result of those changes. For further information, see Note 3 to our audited consolidated financial statements included elsewhere in this annual report.

Our operation of any public-private partnerships we may enter in the future may subject us to additional risks and uncertainties.

In 2010, we entered into an agreement for our first PPP with EsSalud to rebuild Torre Trecca, an outpatient facility (which is currently not in use) to provide healthcare services to patients covered through EsSalud, as a high-rise treatment center, to be operated on behalf of EsSalud. There are substantial risks and uncertainties associated with this agreement, and any additional PPPs that we may enter into in the future. For example, we signed the Torre Trecca PPP contract with EsSalud in 2010, but have not been able to initiate the construction phase since then because of delays in the approvals of technical and engineering studies. An amendment to the Torre Trecca PPP contract is currently under negotiation, subject to approval by the relevant Peruvian governmental authorities. We have not previously operated a PPP project and we may underestimate the level of resources or expertise necessary to make any future PPP projects successful or to otherwise realize expected benefits. Appropriate mechanisms to collect the agreed compensation under PPP contracts may not be available or may fail to ensure timely payments. Moreover, given the nature of PPP projects, we expect any future PPPs to generate lower margins than our current business segments have historically generated. In addition, the quality of medical services provided by governmental agencies may be considered deficient and over capacity, and our association with such agencies and any complaints of the quality of government health services may adversely affect our reputation. Our failure to successfully manage these risks could have a material adverse effect on our business, results of operations, financial condition and prospects.

Risks Relating to Mexico, Peru and Colombia

Political, economic and social conditions in Mexico, could materially and adversely affect Mexican economic policy and legislation and, in turn, our business, financial condition, results of operations and prospects.

During the year ended December 31, 2024, we derived 27% of our revenues from contracts with customers in Mexico, including 3% of our revenues from the sale of dental and vision insurance policies. As such, our results of operations are dependent on the ability of patients and other payers in Mexico to pay for services at our hospitals and clinics and our dental and vision plans. Our business, financial condition and results of operations could be affected by changes in economic and other policies of the Mexican government (which has exercised and continues to exercise substantial influence over many aspects of the private sector) and by other economic and political developments in Mexico, including devaluation, currency exchange controls, inflation, economic downturns, corruption scandals, social unrest and terrorism.

In Mexico, 2024 was marked by the presidential, state, and local elections as the country faced the biggest election in its history based on the number of offices that were contested. These elections resulted in the election of President Claudia Sheinbaum from the ruling party. The same party secured a majority of the seats in the Senate and the House of Representatives, with the coalition holding a qualified majority in the Mexican House of Representatives and nearing a qualified majority in the Senate. This political dominance grants the National Regeneration Movement, or Morena, and its coalition significant authority to enact changes to the Mexican Constitution, laws, policies, and regulations.

The Mexican federal government occasionally makes significant changes in policies and regulations and may do so again in the future. The current Mexican administration has approved wide-ranging constitutional reforms including (i) significant modifications to the Mexican judicial system, including the election of all judges, federal magistrates and supreme court justices by popular vote, (ii) the elimination of autonomous governmental bodies, such as the National Hydrocarbons Commission (Comisión Nacional de Hidrocarburos), the Energy Regulatory Commission (Comisión Reguladora de Energía), the National Institute of Transparency, Access to Information and Protection of Private Data (Instituto Nacional de Transparencia, Acceso a la Información y Protección de Datos Personales), the Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones), the National Council for Evaluation of Social Development Policy (Consejo Nacional de Evaluación de la Política de Desarrollo Social) and the Federal Antitrust Commission (Comisión Federal de Competencia Económica) and (iii) the transfer of the National Guard (Guardia Nacional) to the Ministry of Defense (Secretaría de Defensa).

The administration of President López Obrador took several actions that have significantly undermined investor confidence in private ventures, particularly following the results of public referendums that led to the cancellation of public and private projects authorized by previous administrations, such as the construction of the new Mexican airport, which immediately prompted a revision of Mexico’s sovereign rating. During President’s Lopez Obrador’s administration the government drastically cut spending and the current administration may cut spending in the future which may adversely affect economic growth. Federal Government actions, such as those implemented to control inflation, federal spending cuts and other regulations and policies may include, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on imports. It is considered likely by many that the President Sheinbaum will continue to implement similar policies as those of former President Lopez Obrador.

We cannot predict the nature or extent of any future legal or constitutional reforms or whether they will be enacted. However, further measures that challenge the autonomy of governmental institutions or the independence of the judicial system could negatively impact the Mexican economy, undermine investor confidence, and disrupt our business operations and financial results in Mexico. We cannot assure you that any changes to laws, policies, or regulations may not adversely affect our business, financial condition, and results of operations in Mexico.

For several years Mexico has experienced and continues to experience a significant increase in violence relating to illegal drug trafficking and organized crime, particularly in Mexico’s northern states near the U.S. border. On January 20, 2025, cartels, including those operating in Mexico, were designated as foreign terrorist organizations and specially designated global terrorist. This increase in violence has had an adverse impact on the economic activity in Mexico and may continue to do so. In addition, social instability in Mexico and adverse social or political developments in or affecting Mexico could adversely affect us and our financial performance. Also, violent crime may increase our insurance and security costs. We cannot assure you that the levels of violent crime in Mexico or its expansion to a larger portion of Mexico, over which we have no control, will not increase. Corruption and links between criminal organizations and government authorities also create conditions that affect our business operations, as well as extortion and other acts of intimidation, which may have the effect of limiting the level of action taken by federal and local governments in response to such criminal activity. An increase in violent crime or social unrest could adversely affect our business, financial condition, results of operations and prospects.

We cannot predict the impact that political, economic and social conditions will have on the Mexican economy. Furthermore, we cannot provide any assurances that political, economic or social developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition, results of operations and prospects.

Mexico’s relationship with the United States may adversely change following the results of the U.S. presidential election.

On January 20, 2025, President Donald J. Trump was inaugurated for his second term as the 47th President of the United States. The Republican Party also regained control of the Senate. Since taking office, President Trump’s administration has implemented several significant measures, including the enforcement of stringent immigration policies, such as mass deportations of undocumented migrants, and the strengthening of border security. On March 4, 2025, the U.S. government imposed a 25% tariff on most imports from Mexico and Canada. This decision led to significant market volatility and economic uncertainty. On March 6, 2025 the U.S. administration announced a suspension on the tariffs on goods complying with the USMCA rules until April 2, 2025. On April 2, 2025, the U.S. government announced that a 10% base tariff will be applied to all imports to the United States effective April 5, 2025 and that almost 60 countries will, in lieu of the 10% base tariff, be assigned higher reciprocal tariffs on imports effective April 9, 2025. According to the U.S. government’s announcement, Mexico will be exempt from the newly announced tariffs for the time being, and products that comply with USMCA rules of origin will not be subject to these tariffs, except for automotive vehicles, which remain subject to the tariffs imposed in March 2025. The current unpredictability of trade policies and their effect on trading once implemented may lead to increased costs for United States’ and Mexican companies, the relocation of production lines, lost jobs, an increase in inflation, the devaluation of the Peso and, potentially, a recession. These measures present potential risks to the international trade, foreign relations, and labor markets. The tariffs could disrupt global supply chains and incite retaliatory actions from trade partners, while stricter immigration policies will have a direct impact on labor availability. These policies also introduce uncertainties in regulatory frameworks and could lead to increased operational costs for businesses reliant on international trade and immigrant labor. As the United States’ primary trading partner and southern neighbor, Mexico is particularly vulnerable to the Trump administration’s new immigration policies and intended trade actions, which could disrupt trade relations, labor markets, and trade stability. Furthermore, if the Mexican economy falls into recession, there could be a rise in unemployment or a decline in formal employment which would negatively impact our sales of insurance plans in Mexico. There can be no assurance as to what the new United States’ administration will do nor the impact any such measures or any others may have on Mexico. The economic and political consequences may have an adverse effect on the Mexican economy, which in turn could affect our business, financial condition, results of operations and prospects in Mexico. We cannot assure you that developments in other emerging market countries, the United States or elsewhere will not have a material adverse effect on our business, financial condition, results of operations and prospects in Mexico.

Economic, social and political developments in Peru, including political instability, social unrest, inflation and unemployment, could have a material adverse effect on our businesses and our results of operations may be negatively affected by recent political instability in Peru.

We derived 40% of our revenues from contracts with customers in Peru for the years ended December 31, 2024 and 2023. As such, our results of operations are dependent on the ability of patients in Peru to pay for services at our hospitals and clinics and our oncology plans. Our business, financial condition and results of operations could be affected by changes in economic and other policies of the Peruvian government (which has exercised and continues to exercise substantial influence over many aspects of the private sector) and by other economic and political developments in Peru, including devaluation, currency exchange controls, inflation, economic downturns, corruption scandals, social unrest and terrorism.

Peru has experienced political instability from time to time, spanning a succession of regimes with differing economic policies and programs. Although Peru has been widely considered a stable democracy in recent years, on September 30, 2019, President Martín Vizcarra took executive action to dissolve the Peruvian Congress and called for a new election of congressional members, giving rise to a protracted period of political crisis. On January 14, 2020, the Peruvian Constitutional Court ruled on a constitutional action challenging President Vizcarra’s closing of Congress, declaring the executive action to be constitutionally and legally valid. Congressional elections were held to form a new Congress. In the aftermath of these elections, the Peruvian executive and legislative branches were at odds over several important economic and social measures, including initiatives to address the economic and social impacts of the COVID-19 pandemic on Peru. In October 2020, a group of congressmen introduced a motion to hold impeachment proceedings against President Vizcarra which Congress approved. Because Peru did not have any designated Vice President at such time, the then-President of Congress, Manuel Merino, assumed the role of acting President upon the impeachment of President Vizcarra. Following multiple protests across the country, Merino resigned from his role as acting President, and Congress selected congressman Francisco Rafael Sagasti Hochhausler as president of Congress, and therefore as acting President of Peru.

Peru’s general elections to elect a new president and all 130 members of Congress for the 2021-2026 period were subsequently held on April 11, 2021 and resulted in increased economic uncertainty and a climate of intense political polarization. Since no presidential candidate achieved an outright majority, a run-off election was held on June 6, 2021, leading to the election of Pedro Castillo Terrones, a member of the left-wing Peru Libre party. The new government took office on July 28, 2021, and faced challenges in aligning initiatives with and obtaining support from Congress, in which no political party has achieved clear majority and which, with at least ten political parties holding minority representations, is highly fragmented.

On December 7, 2022, Mr. Castillo took an illegal executive action to dissolve the Peruvian Congress. On that same day, with the support of all major political institutions, including the Peruvian army, Castillo was removed from office by Congress and arrested (and remains detained) under the alleged charges of rebellion and conspiracy. Less than 24 hours later the then-Vice President, Dina Boluarte, assumed the position of President of Peru in accordance with the Peruvian Constitution, which resulted in multiple protests and social unrest across the country claiming for new elections to be called. In contrast to Mr. Castillo, Ms. Boluarte has pursued more business-friendly and open-market economic policies, to stimulate economic growth and stability, a key feature of the Peruvian economy over the past 30 years. Since then, social unrest and the likelihood of earlier elections has diminished and inflation has gradually declined. While Peru has recently experienced greater political and economic stability, relative to the recent past, we cannot guarantee that the country will remain in this position nor that the Boluarte administration will continue to pursue such business-friendly and open-market economic policies.

In April 2026, Peru will hold general elections to elect a new President and a new Congress for a term of five years. The newly-elected authorities will be entitled to enact, amend or derogate laws and regulations that may apply to us. Most Peruvian governments and members of Congress elected in the last 30 years have generally maintained economic policies based on free market and contractual liberty. All these principles are also set forth in the Peruvian Constitution. Nevertheless, a new administration may pursue policies that are detrimental to the Peruvian economy and/or negatively affect our industry in general, and our results of operations, in particular.

In addition, the economic contraction in Peru in the last few years, particularly in 2023, along with inflation and the weakening of economic growth in Peru’s trading partners have adversely impacted Peru’s economy and may continue to do so. Furthermore, economic conditions in the region may affect the Peruvian economy. For example, Venezuela, under the rule of President Nicolás Maduro, has suffered economic collapse and mass emigration since 2015, including to Peru. The influx of migrants to Peru has put a strain on the country and threatens to increase political and economic instability, insecurity levels and social conflict in the region. Despite a trend toward reduced inflation and greater political stability, social and political tensions and high levels of poverty and unemployment in Peru continue. Future government policies to preempt or respond to social unrest could include, among other things, expropriation, nationalization, suspension of the enforcement of creditors’ rights and new taxation policies. There can be no assurance that Peru will not face political, economic or social problems in the future or that these problems will not adversely affect our business, financial condition and results of operations.

A deterioration of political stability and any resulting effects on the Peruvian economy could affect our patients’ ability to afford our healthcare services, our ability to expand and grow consistently with our strategic plans or otherwise negatively affect our business, financial condition and results of operations.

Economic, social and political developments in Colombia, including political and economic instability, violence, inflation and unemployment, could impact Colombian economic policy and legislation, and thus have a material adverse effect on our businesses, financial condition and results of operations.

We derived 33% and 31% of our revenues from contracts with customers in Colombia for the year ended December 31, 2024 and in 2023, respectively. As such, our results of operations are dependent on the ability of patients in Colombia to pay for services at our hospitals and clinics. Decreases in the economic growth rate, periods of negative growth, increases in inflation, changes in law, regulation, policy or future judicial rulings and interpretations of policies involving exchange controls and other matters such as (but not limited to) currency depreciation, inflation, interest rates, taxation, banking laws and regulations and other political or economic developments in or affecting Colombia may affect the overall business environment and may, in turn, impact our financial condition and results of operations. Colombia’s central government fiscal deficit and growing public debt could adversely affect the Colombian economy. The Colombian fiscal deficit was 4.2% of GDP in 2023, 5.3% of GDP in 2022, 7.1% of GDP in 2021, 7.8% of GDP in 2020 and 2.5% of GDP in 2019. In 2020, the Colombian economy deteriorated as a result of the COVID-19 pandemic and the collapse in oil prices in April 2020. In addition, economic conditions in the region may affect the Colombian economy. For example, Venezuela, under the rule of President Nicolás Maduro, has suffered economic collapse and mass emigration since 2015, including to Colombia. The influx of migrants to Colombia has put a strain on the country and threatens to increase political and economic instability and social conflict in the region. If the Colombian economy continues to deteriorate as a result of these or other factors, our business, results of operations and financial condition could be adversely affected. The Colombian government frequently intervenes in Colombia’s economy and from time to time makes significant changes in monetary, fiscal and regulatory policy. In addition, Colombia held presidential elections in May 2022, and several of the major reforms proposed by the current president could cause volatility of the Colombian economy as well as the monetary, fiscal and regulatory policy.

For example, a labor bill submitted to the Colombian Congress in August 2023 by President Petro’s government, which was shelved by the Senate in March 2025. Had the reform been approved, it could have resulted in significant changes that would have a material impact on labor relationships. Proposed changes included a requirement that employees be hired under indefinite term employment agreements in most cases, and that fixed-term contracts would be limited to four years, including any extensions thereof, and such contracts could only be used for activities related to temporary business needs of employers such as occasional, incidental or transitory work, replacement of personnel on leave or to cover temporary production increases. In addition, other proposed changes included an increase of severance for termination without cause which further burdens the termination of employment agreements as reinforced labor stability status is strengthened, the labor nature of apprenticeship contracts, the creation of new remunerated leaves such as marriage leave and leave to attend to doctors’ appointments or school-parent meetings, restrictions with respect to contractors and third-party staffing agencies and changes regarding working hours and nighttime work. It was expected that the proposed changes would also impact other aspects of labor such as collective relationships, disciplinary processes, labor protections, apprenticeship relations, payment of surcharges, remote work, among others. If approved, such reform would have increased labor costs to employers, including us. The Colombian government has insisted on the labor reform and it has announced that it intends to carry a public referendum (consulta popular) to approve the reform. We cannot predict whether this or other policies will be adopted by the Colombian government and whether those policies would have a negative impact on the Colombian economy or our business and financial performance. Our business and results of operations or financial condition may be adversely affected by changes in government or fiscal policies, and other political, diplomatic, social and economic developments that may affect Colombia.

Furthermore, Colombia has suffered from periods of widespread criminal violence over the past four decades, primarily due to the activities of guerrilla groups such as the Fuerzas Armadas Revolucionarias de Colombia (the “FARC”) and the National Liberation Army (“ELN”), paramilitary groups and drug cartels. In regions of the country with limited governmental presence, these groups have exerted influence over the local population and funded their activities by protecting and rendering services to drug traffickers. Despite efforts by the Colombian government, drug-related crime, guerrilla paramilitary activity and criminal bands subsist in Colombia, and allegations have surfaced regarding members of the Colombian Congress and other government officials having ties to guerilla and paramilitary groups. In November 2016, former President Juan Manuel Santos signed a peace deal with the FARC, and FARC guerillas began a process of disarming, which was completed in June 2017. Although the Colombian Congress has approved certain regulations to implement the peace deal, certain FARC members announced their return to arms. On February 16, 2023, at a public hearing convened by the Peace Commission of the House of Representatives (Comisión de Paz de la Cámara de Representantes), the Director of the Peace Accord Implementation Unit (Unidad de Implementación del Acuerdo de Paz) reiterated the national government’s willingness to comply with the agreements, highlighting, among other issues, the coordinated work with all entities to recover the spirit of the peace deal, the allocation of 50.4 billion Colombian pesos in the National Development Plan (Plan Nacional de Desarrollo), as well as the actions that are being carried out to strengthen security guarantees. However, it is unclear if this will result in the full implementation of the peace deal. If the peace deal is only partially implemented, violence associated with the FARC may escalate. In addition, the Colombian government has attempted many rounds of negotiations with the ELN to end a five-decade war. However, more recently the government has decided to suspend the negotiations because, according to President Petro, the ELN lacks the willingness to engage in dialogue to achieve peace, which has triggered waves of violence and the continuation of attacks by the ELN. The continuation or escalation in the violence associated with the FARC or the ELN may have a negative impact on the Colombian economy or on us, which may affect our patients, employees, assets and projects in the region, as well as our ability to acquire new assets, which could have a material adverse effect on our business, financial condition and results of operations.

Our operations could be adversely affected by adverse climate conditions and other natural disasters.

Mexico, Peru and Colombia are affected by El Niño, an oceanic and atmospheric phenomenon that causes a warming of temperatures in the Pacific Ocean, resulting in heavy rains off the coast of Mexico, Peru and Colombia and various other effects in other regions in these countries and other parts of the world. The effects of El Niño, which typically occurs every two to seven years, include flooding and the destruction of fish populations and agriculture, and it accordingly can have a negative impact on the Mexican, Peruvian and Colombian economies. For example, in early 2017, El Niño adversely affected agricultural production, transportation services, tourism and commercial activity in Peru, caused widespread damage to infrastructure and displaced people and resulted in a 1.5% drop in GDP growth in 2017 relative to 2016 figures. The Peruvian government estimated that El Niño caused US$3.1 billion in damages in affected regions. Although El Niño did not have a material adverse effect on our business, we were forced to temporarily close certain facilities in the northern part of Peru.

Mexico, Peru and Colombia are also located in areas that experience seismic activity and occasionally are affected by earthquakes. For example, on May 26, 2019, an earthquake of 8.0 magnitude struck a remote part of the Amazon in Peru, resulting in collapsed buildings, certain power failures and two reported deaths. In addition, in 2017, an earthquake of 7.4 magnitude struck Mexico, resulting in a significant number of deaths and material losses across the country. Although none of our hospitals and clinics in Mexico, Peru and Colombia have been materially affected by natural disaster to date, a major earthquake, volcanic eruption, hurricane, flood or other natural disaster caused by El Niño or otherwise could damage the infrastructure necessary to their operations.

Our insurance may not be adequate to cover the damages our infrastructure experiences and the occurrence of an earthquake in particular and any other natural disasters could adversely affect our business, results of operations and financial condition. See “—Our insurance policies may be insufficient to cover potential losses.”

Furthermore, limited access to water in water-scarce regions, such as Lima, Arequipa, northern Peru and Monterrey, represents a significant risk to the operational continuity of our clinics. Restricted water availability can affect hygiene, sanitation and equipment sterilization, compromising service quality and patient safety.

In addition, natural disasters, accidents and other similar events, including power loss, may discontinue the normal operations of our hospitals. Any such event could adversely affect our ability to provide services to patients and result in loss of lives and injury. Any of these events and other factors beyond our control could have an adverse effect on the overall business sentiment and environment, our reputation and materially and adversely impact our business, financial conditions and results of operations.

Any future pandemic, epidemic or outbreak of a contagious disease in the markets in which we operate or that otherwise impacts our facilities could adversely impact our business.

The operation of a hospital involves the treatment of patients with a variety of infectious diseases. Previously healthy or uninfected people may contract serious communicable diseases in connection with their stay or visit at hospitals. In addition, these germs or infections could also infect employees and thus significantly reduce the treatment and care capacity at the medical facilities involved in the short, medium and long term.

Any future pandemic, epidemic, outbreak of a contagious disease or other public health crisis could similarly disrupt our operations, diminish the public trust in our healthcare services, especially if we fail to accurately or timely diagnose any future contagious diseases and adversely affect our business, financial condition and results of operations. For example, although our hospitals are essential businesses, we were ordered to cancel all elective, non-emergency procedures and outpatient consultations in Peru and Colombia as a result of the COVID-19 pandemic, restricting our services to emergency care only for the duration of the lockdowns. As a result, revenue from our Healthcare Services in Peru and Healthcare Services in Colombia segments presented a low level of growth in 2020. We also saw a significant increase in the cost of sales and services throughout 2020 due to an increase in the prices of personal protective equipment and experienced staffing shortages at our hospitals and clinics. In addition, the introduction of new laws and regulations, or changes to existing ones, as a response to a future pandemic, epidemic or public health crisis is difficult to predict and could materially affect our business. For example, we may be required to enter into unprofitable arrangements to treat victims of a pandemic or epidemic due to a widespread health emergency, which could negatively impact our results. Our facilities could also be affected by the withdrawal of licenses, permits or authorizations as a result of a pandemic, epidemic or outbreak. Although we have disaster plans in place and operate pursuant to infectious disease protocols, the potential impact of a pandemic, epidemic or outbreak of a contagious disease with respect to our markets or our facilities is difficult to predict and could adversely impact our business.

Our operations are highly concentrated in Lima, Monterrey and Medellín.

For the year ended December 31, 2024, 34.1%, 24.2% and 17.1% of our revenues from contracts with customers were derived from operations in Lima, Monterrey and Medellín, respectively. As such, our results of operations are particularly dependent on economic, social and political developments in these cities and the ability of customers in these cities to afford our healthcare services or purchase our healthcare plans, as applicable. In addition, any earthquakes or other natural disasters, or any other disruptive occurrences such as political or social unrest, sustained power failures or outbreaks of epidemics or pandemics, such as the novel coronavirus outbreak, that have a negative impact on our infrastructure in these cities could have a disproportionate impact on our ability to provide healthcare services to our patients. As a result, if Lima, Monterrey or Medellín experience a decline in economic, social or political conditions or a serious natural disaster, it could have a material adverse effect on our business, financial condition and results of operations.

Developments and the perception of risk in other countries, especially emerging market countries, may adversely affect the market price of many Latin American securities.

The market value of securities issued by companies with operations in the Latin American region, such as ours, may be affected to varying degrees by economic, political and market conditions in other countries, including other Latin American and emerging market countries. Although macroeconomic conditions in such Latin American and other emerging market countries may differ significantly from macroeconomic conditions in Mexico, Peru and Colombia, investors’ reactions to developments in these other countries may have an adverse effect on the market values of our securities. For example, political and social unrest in Latin American countries, including Ecuador, Chile, Bolivia and Colombia has sparked political demonstrations and, in some instances, violence. Similarly, economic problems in emerging market countries outside of Latin America have also caused investors to view investments in emerging markets more generally with heightened caution. Unforeseen production shortages, interruptions to business operations and supply chain disruptions as a result of the military conflict between Russia and Ukraine could adversely impact our business. Crises in world financial markets could also affect investors’ views of securities issued by companies that operate in emerging markets. Crises in other emerging market countries may hamper investor enthusiasm for securities of issuers with operations in Latin America which could adversely affect the market price of the class A shares. This could also make it more difficult for us and our subsidiaries to access the capital markets and finance our operations in the future on acceptable terms, or at all.

Increased inflation in Mexico, Peru or Colombia could have an adverse effect on the Mexican, Peruvian and Colombian economies generally and, therefore, on our business, financial condition and results of operations.

In the past, Mexico, Peru and Colombia all have suffered through periods of high inflation and hyperinflation, which has materially undermined their economies and their respective governments’ ability to create conditions that support economic growth. High inflation and hyperinflation have the effect of making our services more expensive for our patients and decreasing their ability to afford our services. Any such impact on the Mexican, Peruvian or Colombian economy from inflation may have a material adverse effect on our business, financial condition and results of operations.

Corruption in the countries where we operate could have an adverse effect on our business and operations.

We are subject to anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the Ley General de Responsabilidades Administrativas in Mexico and other anti-corruption laws that apply in countries where we do business. Our internal policies provide for compliance with all applicable anti-corruption laws. Despite our training and compliance programs, we cannot assure you that our internal control policies and procedures will always protect us from unauthorized reckless or criminal acts committed by our employees or agents. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable anti-corruption laws, including the FCPA, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Violations of these laws may result in severe criminal or civil sanctions, which could disrupt our business and result in a material adverse effect on our reputation, financial condition, results of operations and cash flows. Corruption in the countries where we operate could result in our competitors having an unfair advantage over us in securing business. In addition, false accusations of corruption or other alleged wrongdoing by us or our officers or directors may be spread by newspapers, competitors or others to gain a competitive advantage over us or for other reasons. In the event we become the target of corruption allegations, we may need to cease or alter certain activities or embark on expensive litigation to protect our business and employees, which could adversely affect our business, financial condition, results of operations and prospects.

Variations in foreign exchange rates may adversely affect our financial condition and results of operations.

The Mexican, Peruvian and Colombian currencies have fluctuated against the U.S. dollar, each other and other foreign currencies over the last four decades. For the year ended December 31, 2024, we generated 40% of our revenues in Peruvian soles, 33% of our revenues in Colombian pesos and 27% of our revenues in Mexican pesos. Our consolidated statement of income and other comprehensive income is presented in Peruvian soles and is impacted by the translation of income and expenses of transactions in Colombian pesos and Mexican pesos to Peruvian soles. The Mexican peso, Peruvian sol and Colombian peso have been volatile in recent years, which in turn creates volatility in our results of operations. Fluctuations in the exchange rates of the Colombian peso and Mexican peso to the Peruvian sol could impair the comparability of our results from period to period and depreciation in such exchange rate could have a material adverse effect on our results of operations and financial condition.

Global political events and developments, fluctuating commodity prices and trade tariff developments have caused global economic uncertainty, which could amplify the volatility of currency fluctuations. Fluctuations in the exchange rates of the currencies in the markets in which we operate to the U.S. dollar impacts our cash flows. We purchase our pharmaceuticals from local distributors in local currency; however, prices are impacted by the price of such pharmaceuticals globally in U.S. dollars and fluctuations in the exchange rates of the Mexican peso, Peruvian sol and Colombian peso to the U.S. dollar could increase our costs. Furthermore, some of our capital expenditures, such as the purchase of medical equipment, are paid for in U.S. dollars and depreciation of the Mexican peso, Peruvian sol and Colombian peso against the U.S. dollar could reduce or delay the availability of our cash flow to fund such capital expenditures.

We are also exposed to the foreign exchange rate risk associated with our U.S. dollar-denominated debt. As of December 31, 2024, 50.2% of our liabilities were denominated in U.S. dollars. Although we have entered into hedging arrangements with respect to all of our material U.S. dollar-denominated debt, we recognize gains and losses from this debt and the related hedging instruments resulting from exchange rate differences between Mexican pesos, Peruvian soles, Colombian pesos and U.S. dollars in profit or loss. For more information see Note 29 to our audited consolidated financial statements.

Depreciation of the Colombian peso or Mexican peso against the Peruvian sol or the Mexican peso, Peruvian sol or Colombian peso against the U.S. dollar and/or other currencies may therefore adversely affect our business, financial condition and results of operations.

Changes in tax laws in Mexico, Peru, Colombia, Luxembourg or any other relevant jurisdiction may increase our tax liabilities and, as a result, have a material and adverse effect on us.

The tax regimes we are subject to or operate under may be subject to significant change. Changes in tax laws or tax rulings or changes in interpretations of existing laws, in Luxembourg and in other countries where we have significant operations could materially affect our results of operations and financial condition.

The Peruvian government regularly implements changes to its tax regulations and interpretations. Potential changes may include modifications in the taxable events, the taxable bases or the tax rates or the enactment of temporary taxes that, in some cases, could become permanent taxes. These changes could, if enacted, indirectly affect us. For instance, in recent years the Peruvian government introduced several changes related, among others, to interest expense deduction limits, mandatory use of the banking system, indirect transfer of shares and the concept of permanent establishment.

On May 7, 2019, the Peruvian government approved regulations establishing substantive and procedural provisions for the application of the General Anti-Avoidance Rule (“GAAR”). GAAR gives the Superintendencia Nacional de Aduanas y de Administración Tributaria (“SUNAT”) the power to reclassify certain transactions that are exclusively performed in a manner solely driven by tax reasons, resulting in tax savings or advantages that otherwise would not have been available. As a result, GAAR may have an impact on our taxable base.

We are currently unable to estimate the impact that such reforms may have on our business. The effects of any tax reform that could be proposed in the future and any other changes that could result from the enactment of additional reform or changes in interpretation have not been, and cannot be, quantified. Any changes to the Peruvian tax regime may increase our and our subsidiaries’ tax liabilities or overall compliance costs, which could have a material adverse impact on our business, financial condition and results of operations.

The Colombian government also regularly implements changes to its tax regulations and interpretations. Colombia has gone through five tax reforms in the last six years, but the Colombian government continues to face serious budgetary constraints and pressure from rating agencies that could lead to future tax reforms, with potential adverse consequences on our financial results.

For example, on December 13, 2022, the Colombian government approved a tax reform under Law No. 2277. Under this reform, the corporate income tax rate remained at 35% and payments made to foreign entities are generally subject to an income tax withholding rate of 20%. However, this general rate does not apply to foreign indebtedness exceeding one year, in which case the applicable income tax withholding is 15%. Dividends paid by our subsidiaries to us out of profits that were previously subject to corporate income tax are subject to a withholding tax of 20% and dividends paid out of profits that were not previously subject to corporate income tax are now subject to a withholding tax of 35% for 2023 and onwards, plus the foregoing 20%, which applies to any amount remaining after the 35%, giving rise to a bundled rate of 48%. In Colombia, the latest tax reform introduced a minimum tax rate of 15% calculated based on profits minus certain deductions. If the effective tax rate is less than 15%, taxpayers are obliged to add their income tax up to this limit. In 2024 the government presented a new tax reform bill, which was rejected by the Colombian Congress. Had the bill been approved, it would have introduced several changes directly affecting our company’s tax obligations in Colombia, including (i) a progressive corporate income tax rate, gradually reducing the rate from 35% to 33% by 2026, (ii) an increase in the minimum tax rate from 15% to 20%, and (iii) a rise in the capital gains tax rate from 15% to 20%.We cannot predict whether the Colombian government will attempt to vote its tax reform bill in 2025 once again or submit a new one. In addition, on February 14, 2025, the Colombian government enacted Decree 175 of 2025, introducing temporary emergency taxes, including a 1% stamp tax on contracts exceeding approximately US$72,000 entered into by local entities, effective February 22, 2025, which could negatively impact our transactions, operations, and financial condition in the country.

In December 2019, the Mexican government published several amendments to the Income Tax Law (Ley del Impuesto sobre la Renta), the Value Added Tax Law (Ley del Impuesto al Valor Agregado), the Excise Tax Law (Ley del Impuesto Especial sobre Producción y Servicios) and the Mexican Federal Tax Code (Código Fiscal de la Federación), most of which became effective on January 1, 2020. This set of tax reforms is one of the most important in recent years and its main objective is to address tax evasion by strengthening the control mechanisms available to the tax authorities. Among the principal modifications that could affect our results of operations are strict restrictions on the deductibility of certain expenses, such as a new limitation on the deduction of net interest that exceeds 30% of taxpayers’ adjusted income, the non-deductibility of certain payments to related parties or through structured agreements with respect to income that is considered subject to preferential tax regimes, or that is subject to hybrid mechanisms. Likewise, important amendments were introduced with respect to the tax regime applicable to foreign entities or legal entities that are transparent for tax purposes, as well as to foreign entities or legal entities whose income is considered subject to preferential tax regimes.

The 2020 tax reform also introduced a new mandatory disclosure regime for transactions that are considered reportable transactions in terms of the provisions of Title VI, Sole Chapter of the Mexican Federal Tax Code (Código Fiscal de la Federación), mainly directed to tax advisors of taxpayers.

Due to a tax reform that came into force on January 1, 2022, various modifications were introduced that may affect our operating results; among them are changes in the parameters for determining foreign exchange gains or losses, limitations on the application of preferential withholding rates in the context of financing entered into with related parties, additional obligations regarding transfer prices and the establishment of additional requirements for crediting the value added tax.

In Luxembourg, changes in statutory, tax and regulatory regimes may have an adverse effect on our business, financial condition and result of operations. The pace of evolution of fiscal policy and practice has recently been accelerated due to a number of developments.

In particular, the Organization for Economic Co-operation and Development (the “OECD”) together with the G20 countries have committed to addressing abusive global tax avoidance, referred to as base erosion and profit shifting (“BEPS”) through 15 actions detailed in reports released on October 5, 2015 and through the Inclusive Framework on a global consensus solution to reform the international corporate tax system via a two-pillar plan agreed in 2021 (BEPS 2.0).

As part of the BEPS project, new rules have been introduced in Luxembourg to address abusive global tax avoidance. In particular:

•

The Council of the European Union adopted two Anti-Tax Avoidance Directives (Council Directive (EU) 2016/1164 of July 12, 2016 laying down rules against tax avoidance practices that directly affect the functioning of the internal market (“ATAD I”) and Council Directive (EU) 2017/952 of May 29, 2017 amending ATAD I as regards hybrid mismatches with third countries (“ATAD II”)) that address many of the above-mentioned issues. The measures included in ATAD I and ATAD II have been implemented into Luxembourg domestic law by the law of December 21, 2018 and the law of December 20, 2019. Most of the measures have been applicable since January 1, 2019 and January 1, 2020, respectively, while the reverse hybrid rules have been applicable as from tax year 2022.

•

The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”) was published by the OECD on November 24, 2016. The aim of the MLI is to update international tax rules and lessen the opportunity for tax avoidance by transposing results from the BEPS project into more than 2,000 double tax treaties worldwide. A number of jurisdictions (including Luxembourg) have signed the MLI. The MLI entered into force for Luxembourg on August 1, 2019.

The above-mentioned rules may adversely affect the tax exposure of Auna S.A. in Luxembourg.

With respect to the two-pillar plan, the Luxembourg bill of law no. 8292 has been adopted on December 20, 2023 (the “Pillar 2 Law”) implementing Council Directive (EU) 2022/2523 of December 14, 2022 on ensuring a global minimum level of taxation for multinational enterprise groups and large-scale domestic groups in the European Union. Most of the measures of the Pillar 2 Law are applicable as from tax years starting on or after December 31, 2023 and may affect the tax position of multinational or large scale-domestic enterprise groups that fall under its scope.

Further, following the adoption of the Luxembourg law of March 25, 2020, as amended from time to time (the “DAC 6 Law”) implementing Council Directive (EU) 2018/822 of May 25, 2018 amending Directive 2011/16/EU as regards mandatory automatic exchange of information in the field of taxation in relation to reportable cross-border arrangements (“DAC 6”), certain intermediaries and, in certain cases, taxpayers have to report to the Luxembourg tax authorities within a specific timeframe certain information on reportable cross-border arrangements. The reported information will be automatically exchanged by the Luxembourg tax authorities with the competent authorities of all other EU Member States. As the case may be, the Issuer may take any action that it deems required, necessary, advisable, desirable or convenient to comply with the reporting obligations imposed on intermediaries and/or taxpayers pursuant to the DAC 6 Law. Failure to provide the necessary information under DAC 6 may result in the application of fines or penalties in the relevant EU jurisdiction(s) involved in the cross-border arrangement at stake. Under the DAC 6 Law, late reporting, incomplete or inaccurate reporting, or non-reporting may be subject to a fine of up to EUR 250,000.

In addition, on December 22, 2021, the European Commission made available a proposal Directive which sets out minimum substance requirements for shell companies within the EU, with the goal of preventing such undertakings for being used for tax evasion and avoidance. If this proposal is adopted by EU Member States (including Luxembourg) and if Auna S.A. fails to meet the minimum substance requirements, Auna S.A. may be exposed to higher taxation.

We cannot assure you that Mexican, Peruvian, Colombian and Luxembourg tax laws or/and the laws of any other relevant jurisdiction will not change or may be interpreted differently by authorities, and any change could result in the imposition of significant additional taxes or increase our current tax liabilities. Differing interpretations could result in future tax litigation and associated costs. Moreover, the Mexican, Peruvian and Colombian governments have significant fiscal deficits that may result in future tax increases. Additional tax regulations could be implemented requiring additional tax payments, negatively affecting our business, financial condition and results of operations.

We are exposed to the risk of potential expropriation or nationalization of our assets in some of the countries where we operate.

We are exposed to the risk of potential expropriation and nationalization of our assets that are located in the various countries in which we operate; therefore, we cannot assure you that the local governments will not impose retroactive changes that could affect our business, or that would force us to renegotiate our current agreements with such governments. The occurrence of such events could materially affect our financial condition, results of operations and prospects.

A downgrade, suspension or withdrawal of any credit rating assigned by a rating agency to us could cause the liquidity or market value of the class A shares to decline significantly.

Any credit rating is an assessment by rating agencies of our ability to pay our debts when due. Credit ratings are not a recommendation to buy, sell or hold any security, and may be revised or withdrawn at any time by the issuing organization in its sole discretion. Any rating assigned to our debt could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Any future lowering of our ratings likely would make it more difficult or more expensive for us to obtain additional debt financing. Consequently, real or anticipated changes in any credit ratings could affect our results of operations and the value of the class A shares. There can be no assurance that any credit ratings will remain for any given period of time or that such credit ratings will not be lowered or withdrawn entirely by the rating agencies if in their judgment future circumstances relating to the basis of the credit ratings, such as adverse changes in our Company, so warrant.

Risks Relating to Our Class A Shares

The market price of our class A shares may fluctuate significantly, and you could lose all or part of your investment.

Volatility in the market price of our class A shares may prevent you from being able to sell your class A shares at or above the price you paid for them. The market price and liquidity of the market for our class A shares may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include, among others:

•	actual or anticipated changes in our results of operations, or failure to meet expectations of financial market analysts and investors;

•	investor perceptions of our prospects or our industry;

•	operating performance of companies comparable to us and increased competition in our industry;

•	new laws or regulations or new interpretations of laws and regulations applicable to our business;

•	general economic trends in Mexico, Peru, Colombia and Latin America in general;

•	catastrophic events, such as earthquakes and other natural disasters; and

•	developments and perceptions of risks in Mexico, Peru, Colombia and other emerging markets.

Enfoca, our controlling shareholder, owns approximately 72.9% of our class B shares and certain of our officers and a majority of our directors are employed by or otherwise affiliated with Enfoca, which could give rise to potential conflicts of interest with them and certain of our other shareholders.

As of December 31, 2024, Enfoca, our controlling shareholder, held approximately 72.9% of our class B shares representing 68.3% of our combined voting power, and as such, continues to be our controlling shareholder. As a holder of class A shares, you will be entitled to one vote per class A share. As a result of its ownership of the majority of our voting power, Enfoca will have the ability to control the outcome of, among other matters, the election of our board of directors and, through our board of directors, decision-making with respect to our business direction; policies, including the appointment and removal of our officers and the fixing of directors’ compensation; major corporate transactions, such as mergers and acquisitions; changes to our articles of association; and our capital structure. Enfoca will retain this control over significant corporate matters for as long as it, either by itself or together with Mr. Pinillos, directly or indirectly holds in the aggregate at least 10% of the voting power of our issued and outstanding share capital. See “Item 10. Additional Information—B. Memorandum and Articles of Association.” As a result, Enfoca may use its significant influence over our business without regard to the interests of other shareholders, including in ways that could have a negative impact on your investment in the class A shares.

On October 5, 2022, we acquired 100% of the outstanding share capital of Hospital y Clínica OCA, S.A. de C.V. (“OCA”) DRJ Inmuebles, S.A. de C.V. (“DRJ”), Inmuebles JRD 2000, S.A. de C.V. (“Inmuebles JRD 2000”) and Tovleja HG, S.A. de C.V. (“Tovleja” and together with OCA, DRJ and Inmuebles JRD 2000, “Grupo OCA”), a leading healthcare group in Monterrey, Mexico. The aggregate purchase price was US$677.0 million, subject to purchase price adjustments. We funded our purchase of Grupo OCA through the incurrence of indebtedness, as well as a capital contribution by certain of our shareholders, which they financed through the incurrence of indebtedness (the “Sponsor Financing”) through a holding company they created named Heredia Investments and pledged substantially all of the shares they hold in us in connection therewith. In addition to Heredia, Enfoca, our controlling shareholder, and Luis Felipe Pinillos, a member of our board of directors and shareholder, are parties to the Sponsor Financing. We are not a party to nor do we guarantee, nor are we otherwise liable with respect to the debt under, the Sponsor Financing. Furthermore, the lenders under the Sponsor Financing do not have recourse against us for the debt or any other amounts owed by Heredia Investments under the Sponsor Financing, nor do we have any obligation to Heredia Investments to repay its debt under the Sponsor Financing. However, our shareholders were required under the terms of the Sponsor Financing to repay the Sponsor Financing with proceeds they received from an equity offering by us (through a dividend, loan or other payment from the proceeds of that offering, or through a secondary sale of shares in us by our shareholders). To facilitate a portion of that repayment we contributed US$329.0 million of the proceeds from our initial public offering to Auna Salud S.A.C., who has in turn used those funds to effect a capital reduction which resulted in the cancellation of 100% of shares of Auna Salud S.A.C. held by Heredia Investments and thus, increased our ownership interest in Auna Salud S.A.C. from 79% to 100%. Heredia Investments has used the funds it received from Auna Salud S.A.C. to repay US$325.0 million outstanding under the Sponsor Financing. Following the aforementioned transactions, US$141.0 million aggregate principal amount of indebtedness remains outstanding under the Sponsor Financing, which our shareholders party to the Sponsor Financing intend to refinance in the near term. The indebtedness under the Sponsor Financing has a final maturity of October 5, 2025. The documents governing the Sponsor Financing, as amended, contain various covenants and other obligations of the shareholders who are party thereto, including a requirement that such shareholders cause us to comply with certain of the covenants set forth in the Credit Agreement while also expanding the scope of some of those covenants, in certain cases, to impose restrictions on what such shareholders will permit us to do with certain of our immaterial subsidiaries. For additional information on the covenants in the Credit Agreement, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Contractual Obligations and Commitments—Credit Facilities—Credit and Guaranty Agreement.” Furthermore, the documents governing the Sponsor Financing, as amended, contain various events of default, including an event of default that will occur if there is an event of default under the Credit Agreement or the 2029 Notes Indenture. If we experience a change of control, the lenders under the Sponsor Financing can force our shareholders who are party to the Sponsor Financing to repay them. If our shareholders default on their obligations under the terms of the Sponsor Financing, including if they fail to cause us to comply with the covenants set forth in the Credit Agreement, the lenders under the Sponsor Financing will be entitled to certain remedies, including declaring all outstanding principal and interest to be due and payable and ultimately, foreclosing on the pledged shares. Foreclosing on the pledged shares may cause the lenders under the Sponsor Financing to sell securities of our company or the market to perceive that they intend to do so. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Class A Shares—Substantial sales of class A shares could cause the price of our class A shares to decrease.” The exercise of any of these remedies could conflict with your interests which may impact your investment in the class A shares and may subject us to additional risks and uncertainties. For a complete description of the terms of the Sponsor Financing, as amended, including the covenants and events of default contained therein, please refer to copies of the Form of Amended and Restated Note Purchase Agreement and the Form of Amended and Restated Credit Agreement, which are filed as Exhibits 4.30 and 4.31, respectively, to this annual report.

Furthermore, our Executive Chairman of the Board and President, Jesús Zamora (“Suso Zamora”), and some of our directors, including Suso Zamora, Jorge Basadre and Leonardo Bacherer, are employed by or otherwise affiliated with Enfoca as directors on their board of directors. Although these directors and officers attempt to perform their duties within each company independently, such employment relationships and affiliations could give rise to potential conflicts of interest when a director or officer is faced with a decision that could have different implications for the two companies. These potential conflicts could arise, for example, over matters such as the desirability of changes to our business and operations, funding and capital matters, regulatory matters, matters arising with respect to agreements with Enfoca, board composition, employee retention or recruiting, labor, tax, employee benefit, indemnification and our dividend policy and declarations of dividends, among other matters.

You may not be able to sell class A shares you own at the time or the price you desire because an active or liquid market for these securities may not develop.

If an active trading market for our class A shares does not develop, you may have difficulty selling any of our class A shares that you buy. Our class A shares are listed on the NYSE under the symbol “AUNA.” We cannot predict whether an active, liquid public trading market for our class A shares will develop or be sustained. Active, liquid trading markets generally result in lower price volatility and respond more efficiently to orders from investors to purchase or sell securities. Liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. As a result, any purchase of class A shares by affiliates may reduce the liquidity of our class A shares relative to what it would have been if such shares were purchased by non-affiliates. As a result of these and other factors, you may be unable to resell your class A shares at a price you desire.

Substantial sales of class A shares could cause the price of our class A shares to decrease.

As of December 31, 2024, US$141.0 million aggregate principal amount of indebtedness remains outstanding under the Sponsor Financing, which our shareholders party to the Sponsor Financing intend to refinance in the near term. The indebtedness under the Sponsor Financing has a final maturity of October 5, 2025. The documents governing the Sponsor Financing, as amended, contain various covenants and other obligations of the shareholders who are party thereto, including a requirement that such shareholders cause us to comply with certain of the covenants set forth in the Credit Agreement while also expanding the scope of some of those covenants, in certain cases, to impose restrictions on what such shareholders will permit us to do with certain of our immaterial subsidiaries. For additional information on the covenants in the Credit Agreement, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Contractual Obligations and Commitments—Credit Facilities—Credit and Guaranty Agreement.” If our shareholders default on their obligations under the terms of the Sponsor Financing, including if they fail to cause us to comply with the covenants set forth in the Credit Agreement, the lenders under the Sponsor Financing will be entitled to certain remedies, including declaring all outstanding principal and interest to be due and payable and ultimately, foreclosing on the pledged shares. Foreclosing on the pledged shares may cause the lenders under the Sponsor Financing to sell the pledged shares or the market to perceive that they intend to do so, which may cause the market price of our class A shares to decline significantly. For a complete description of the terms of the Sponsor Financing, as amended, including the covenants and events of default contained therein please refer to copies of the Form of Amended and Restated Note Purchase Agreement and the Form of Amended and Restated Credit Agreement, which are filed as Exhibits 4.30 and 4.31, respectively, to this annual report.

In addition, pursuant to the Registration Rights Agreement (as defined herein), subject to several exceptions, certain of our existing shareholders have the right, subject to certain conditions, to require us to register the sale of their ordinary shares under the Securities Act. See “Related Party Transactions—Registration Rights Agreement.” The shares covered by demand registration rights represent approximately 43.3% of our outstanding ordinary shares. If these existing shareholders exercise their registration rights, the market price of our class A shares could decline significantly if they sell class A shares or the market perceives that they intend to do so.

Furthermore, in lieu of selling class A shares, Enfoca may elect to convert its class B shares into class A shares and distribute those class A shares to its fund investors as part of an in-kind distribution. In such an event, if the recipients of these shares are not affiliates of the Company, they will be able sell their shares freely in the public market without restriction. Sales of substantial amounts of our class A shares by these investors over a short period of time, or the perception that such sales may occur, could materially and adversely affect the market price of our class A shares.

Finally, we may also seek additional capital through a combination of private and public equity offerings, debt financings and other strategic initiatives. To the extent that we raise additional capital through the issuance of equity or otherwise including through convertible debt securities, your ownership interest will be diluted, and the terms of these new securities may include liquidation or other preferences that adversely affect your rights as a shareholder. Future sales of our class A shares or of securities convertible into our class A shares, or the perception that such sales may occur, could cause immediate dilution and materially and adversely affect the market price of our class A shares.

The dual-class structure of our shares, as well as the classified structure of our board of directors, have the effect of concentrating voting control with Enfoca or its shareholders and limiting our other shareholders’ ability to influence corporate matters.

Our class B shares, with a nominal value of US$0.10 each, have ten votes per share, and our class A shares, with a nominal value of US$0.01 each, have one vote per share. Enfoca owns directly or indirectly 72.9% class B shares, which represent approximately 68.3% of the voting power of our issued and outstanding share capital.

This voting control and influence may discourage transactions involving a change of control of the Company, including transactions in which you as a holder of our class A shares might otherwise receive a premium for your shares.

In addition, Enfoca may continue to be able to control the outcome of most matters submitted to our shareholders for approval even if their shareholdings represent less than 50% of all issued shares. Because of the ten-to-one voting ratio between our class B and class A shares, Enfoca will continue to control a majority of the combined voting power of our issued and outstanding share capital even when class B shares represent substantially less than 50% of all issued and outstanding share capital. This concentrated control will limit the ability of holders of our class A shares to influence corporate matters for the foreseeable future, and, as a result, the market price of our class A shares could be adversely affected. Furthermore, any future issuances of class B shares may dilute the voting power of our class A shares which could further exacerbate the risks associated with the dual class structure of our shares.

Additionally, our articles of association provide a classified board, which means that our board of directors will be classified into three classes of directors that are, as nearly as possible, of equal size. (i) The class A directors shall serve for an initial three-year term of office until the annual general meeting of the shareholders approving the annual accounts for the financial year ending on December 31, 2026, (ii) the class B directors shall serve for an initial four-year term of office until the annual general meeting of the shareholders approving the annual accounts for the financial year ending on December 31, 2027 and (iii) the class C directors shall serve for an initial five-year term of office until the annual general meeting of the shareholders approving the annual accounts for the financial year ending on December 31, 2028. Following the expiry of their initial term, each class of directors will be elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual general meeting. In addition to Enfoca’s majority ownership of our voting power, the existence of a classified board could impede a proxy contest or delay a successful tender offeror from obtaining majority control of the board of directors, and the prospect of that delay might deter a potential offeror.

The dual-class structure of our ordinary shares may adversely affect price and liquidity of class A shares.

S&P Dow Jones and FTSE Russell have announced changes to their eligibility criteria for inclusion of shares of public companies in certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class capital structures. As a result, the dual-class structure of our ordinary shares may prevent the inclusion of the class A shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for the class shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the class A shares.

We are an “emerging growth company,” and the reduced reporting requirements applicable to emerging growth companies may make our class A shares less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our gross revenues exceed US$1.235 billion, if we issue more than US$1.0 billion in nonconvertible debt in a three-year period or if the fair value of our ordinary shares held by non-affiliates exceeds US$700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict whether investors will find our class A shares less attractive because we may rely on these exemptions, or if we choose to rely on additional exemptions in the future. If some investors find our class A shares less attractive as a result, there may be a less active trading market for our class A shares and the market price of our class A shares may be more volatile.

Luxembourg has different corporate disclosure and accounting standards than those you may be familiar with in the United States.

Financial reporting and securities disclosure requirements in Luxembourg differ in certain significant respects from those required in the United States. There are also material differences among IFRS Accounting Standards and U.S. GAAP. Accordingly, the information about us available to you will not be the same as the information available to holders of shares issued by a U.S. company. Although Luxembourg law imposes restrictions on insider trading and price manipulation, applicable Luxembourg laws are different from those in the United States, and the Luxembourg securities markets may not be as highly regulated and supervised as the U.S. securities markets.

As a foreign private issuer and “controlled company” within the meaning of the NYSE corporate governance rules, we are permitted to follow alternate standards to the corporate governance standards of the NYSE, which may limit the protections afforded to investors.

We are a “foreign private issuer” within the meaning of the rules under the Securities Act. Under NYSE rules, a foreign private issuer may elect to comply with the practices of its home country and not to comply with certain corporate governance requirements applicable to U.S. companies with securities listed on the exchange. We currently follow certain Luxembourg practices concerning corporate governance (which are not mandatory under Luxembourg regulations) and intend to continue to do so. Accordingly, holders of our class A shares may not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements. For example, NYSE listing standards provide that the board of directors of a U.S.-listed company must have a majority of independent directors at the time the company ceases to be a “controlled company.” Under Luxembourg corporate governance practices, a Luxembourg company is not required to have a majority of independent members on its board of directors. The listing standards for NYSE also require that U.S.-listed companies, at the time they cease to be “controlled companies,” have a nominating/corporate governance committee and a compensation committee (in addition to an audit committee). Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards. Under Luxembourg law, a Luxembourg company may, but is not required to, form special governance committees, which may be composed partially or entirely of non-independent directors. In addition, NYSE rules require the independent non-executive directors of U.S.-listed companies to meet on a regular basis without management being present. There is no similar requirement under Luxembourg law.

Our controlling shareholder controls a majority of the combined voting power of our outstanding ordinary shares, making us a “controlled company” within the meaning of the NYSE corporate governance rules. As a controlled company, we are also be eligible to, and, in the event we no longer qualify as a foreign private issuer and for as long as we qualify as a controlled company, we intend to, elect not to comply with certain requirements of the NYSE corporate governance standards, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that we have a compensation committee that is composed entirely of independent directors and (iii) the requirement that our director nominations be made, or recommended to our full board of directors, by our independent directors or by a nominations committee that consists entirely of independent directors.

Accordingly, our shareholders will not have the same protection afforded to shareholders of companies that are subject to all of the NYSE corporate governance standards, and the ability of our independent directors to influence our business policies and affairs may be reduced.

As a foreign private issuer, we are exempt from certain provisions applicable to U.S. domestic public companies.

As a foreign private issuer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. The information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, holders of our class A shares may not be afforded the same protections or information that would be made available to our shareholders if we were a U.S. company.

Minority shareholders in Luxembourg are not afforded equivalent protections as minority shareholders in other jurisdictions, such as the United States, and investors may face difficulties in commencing judicial and arbitration proceedings against our company or our controlling shareholder.

Our company is organized and existing under the laws of Luxembourg, our controlling shareholder is organized and existing under the laws of Peru, and a majority of our directors and all of our officers reside in Mexico, Peru or Colombia. Accordingly, investors may face difficulties in serving process on our company, our directors and officers or our controlling shareholder in other jurisdictions, and in enforcing decisions granted by courts located in other jurisdictions against our company, our directors and officers or our controlling shareholder that are based on the laws of certain jurisdictions.

In Luxembourg, there are no proceedings to file class action suits or shareholder derivative actions with respect to issues arising between minority shareholders and an issuer, its controlling shareholders or directors and officers. Furthermore, the procedural requirements to file actions by shareholders differ from those of other jurisdictions, such as in the United States. As a result, it may be more difficult for our minority shareholders to enforce their rights against us, our directors, officers or controlling shareholder as compared to the shareholders of a U.S. company.

Judgments of Luxembourg courts with respect to our class A shares will be payable only in euros.

If proceedings are brought in the courts of Luxembourg seeking to enforce our obligations in respect of the class A shares, we will have the right to discharge our obligations in euros. In the event of any proceedings being brought in a Luxembourg court in respect of a monetary obligation expressed to be payable in a currency other than euros, a Luxembourg court would have power to give judgment expressed as an order to pay in a currency other than euros. However, enforcement of a judgment against any party in Luxembourg would be available only in euros and for such purposes all claims or debts would be converted into euros.

Our ability to pay dividends is restricted under Luxembourg law.

Our articles of association and the Luxembourg law of August 10, 1915 on commercial companies, as amended (the “1915 Act”), require a general shareholders meeting to approve any dividend distribution, except as set forth below.

Our ability to declare dividends under Luxembourg corporate law is subject to strict conditions such as, most notably, no distribution to the shareholders may exceed the amount of the results of the past financial year (i) plus any carried forward profits and distributable reserves (e.g. share premium or merger premium), (ii) minus carried forward losses and sums to be allocated to an undistributable reserve pursuant to the law or the articles of association. Moreover, we may not be able to declare and pay dividends more frequently than annually. As permitted by Luxembourg corporate law, our articles of association authorize the declaration of dividends more frequently than annually by the board of directors in the form of interim dividends so long as (i) interim financial statements evidence that the company has sufficient distributable amounts to proceed with the contemplated distribution, (ii) the amount of such interim dividends does not exceed total net profits made since the end of the last financial year for which the annual accounts have been approved, plus any profits carried forward and sums drawn from reserves available for this purpose, less losses carried forward and any sums to be placed to reserve pursuant to the requirements of the law or the articles of association, (iii) the relevant decision of the board of directors is adopted no more than two months following the date of the relevant interim financial statements and (iv) the statutory auditor, in its report to the board of directors, verifies that the above-mentioned conditions are duly fulfilled.

Item 4. Information on the Company

General

Prior to July 6, 2023, we were incorporated in Peru as an openly held corporation (sociedad anónima abierta) named Auna S.A.A. On July 6, 2023, we redomiciled to Luxembourg by way of a merger with Auna S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, with its registered office located at 6, rue Jean Monnet, L-2180 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés, Luxembourg) under number B267590, with Auna S.A. continuing as the surviving entity. Our general telephone and fax numbers is +51 1-205-3500. Our website is www.aunainvestors.com. In addition, the SEC maintains a website that contains information which we have filed electronically with the SEC, including our annual reports, periodic reports and other filings, which can be accessed at https://www.sec.gov. The information contained on our website, any website mentioned in this annual report or any website directly or indirectly linked to these websites, is not part of, and is not incorporated by reference in, this annual report and you should not rely on such information.

A. History and Development of the Company.

Our company was originally founded to address an unmet need in the quality and accessibility of treatment for cancer in Peru. At the end of the 1980s, even though science continued to make advancements with respect to cancer treatment, Peru faced a deep economic crisis and most of the population could not access advanced care for cancer. Patients were usually treated by generalist physicians or specialists in other areas and therefore did not receive adequate treatments. To make matters worse, insurance companies did not provide coverage for cancer.

In 1989, Dr. Luis Pinillos and Dr. Carlos Vallejos, both former directors of INEN (National Institute of Neoplastic Diseases of Peru) and Ministers of Health of Peru, founded Oncosalud to address this unmet need. Oncosalud began as a healthcare coverage program covering oncology services, which at the time cost US$1 per member per month with no deductibles or copayments. The program provided unlimited coverage for cancer treatment through the end of the disease’s cycle, including medicines, surgeries and other treatments, in all cases provided by specialists. With the help of Victor Hugo Gonzales and Juan Serván, renowned experts in healthcare coverage, and the medical leadership of Dr. Pinillos and Dr. Vallejos, Oncosalud quickly began to gain members at a rapid pace. Starting in 1997, we began developing a dedicated network of facilities for preventing and treating cancer, and in 2014 we opened Clínica Oncosalud, a specialized oncology hospital and one of the most renowned oncology centers in Peru, offering a fully integrated platform for the prevention, detection and treatment of cancer.

Our controlling shareholder, Enfoca, one of Latin America’s foremost investment firms, formed a partnership with Oncosalud’s original partners in 2008, and together they launched Grupo Salud del Perú, which became the holding company of Oncosalud. In 2011, Grupo Salud del Perú launched the Auna brand and began its transformation into a full-fledged healthcare company. This transformation began with a series of seven acquisitions to expand our national footprint in Peru. In October 2011, we acquired Servimédicos, a clinic, in Chiclayo, one of Northern Peru’s key economic hubs with a population of more than 550,000 people. In November 2011, we acquired Clínica Camino Real, a hospital, in Trujillo, Peru’s third-largest city with a population of more than 900,000 people. In the following month, we acquired Clínica Bellavista, a hospital, in Callao, a province located next to Lima with a population of more than one million people. In the beginning of 2012, we completed four acquisitions: (i) a stake in Clínica Miraflores, a hospital, in Piura, another key hub in Northern Peru with a population of more than 470,000 people; (ii) a stake in Clínica Vallesur, a hospital, in Arequipa, Peru’s second-largest city with a population of more than one million people; (iii) RyR Patólogos, a medical laboratory; and (iv) Cantella, a clinic in Lima.

Following these acquisitions, in 2014, we completed the construction of Clínica Delgado, our network’s flagship facility in Peru, and one of the leading high-complexity hospitals in Latin America, with over 40 specialties and state-of-the-art technology.

By 2017, we had built a unique integrated healthcare platform in Peru with national reach.

The success of our integrated healthcare platform in Peru led us to start our regional expansion. At the end of 2018, we launched our international expansion plan in the SSLA region, which represented a significant milestone in our growth strategy and key point for the model we use today as we aim to transform healthcare in the region.

Our first acquisition was of Grupo Las Américas, one of the leading private healthcare groups in Medellín, Colombia. In September 2020, we expanded our regional presence in Colombia through the acquisition of Clínica Portoazul. In 2022, we completed the construction of Clínica del Sur. In addition, in 2022 we acquired 70% of IMAT Oncomédica in Montería.

By 2022 we had completed the integration of our Colombia healthcare network successfully which helped propel us to the most important expansion of Auna to date. In October 2022, we entered Mexico through the landmark acquisition of Grupo OCA, a private healthcare group located in Monterrey, Mexico operating three high-complexity hospitals with 708 beds and an estimated market share of 35% in Monterrey. Similar to what we did in Colombia, we entered Mexico with scale and market power in one of the largest cities, which will help us to further expand our network and brand in the country.

Our expertise in selecting targets and incorporating assets into our platform allowed us to integrate Grupo OCA in record time. In February 2023, we acquired Dentegra, a dental and visual insurer with nationwide coverage across Mexico and the only specialized insurer to be ranked among the top five insurance providers in Mexico by the Asociación Mexicana de Instituciones de Seguros in 2022.

Mexico represents a major milestone for Auna given the size of the market as the biggest country in the SSLA region. We believe our Mexican assets and operations position us well for significant upside in the near future as Mexico’s market is over twice the size of both Peru’s and Colombia’s markets combined, tripling our total addressable market, and benefits from favorable demographic trends and secular macroeconomic forces such as the ongoing nearshoring boom, which Monterrey is expected to be one of the major winners of due to its privileged location and attractive fundamentals. Additionally, we believe the opportunity to launch our oncological plans in Mexico has significant potential as the existing private healthcare plans available in the oncology-focused market are limited and there is no dominant player that has an integrated healthcare platform such as Auna has in Peru.

Auna’s growth has been a combination of inorganic growth, as described above, and organic expansion. With a focus on steady and deliberate growth, Auna has demonstrated a robust capacity to execute inorganic and continuous organic growth strategies through the expansion of our healthcare services and specialties, our hospitals and geographic infrastructure.

Since the beginning of our international expansion in 2018, the Company has increased the number of available beds by a multiple of 6.5x, from 359 to 2,323 as of December 31, 2024. During the same period, total capacity utilization, which accounts for the number of days in which any of our beds had a hospitalized patient during the period, relative to the total number of beds and days in such period, grew at a compound annual growth rate (“CAGR”) of 45.7%. To promote and execute our inorganic growth strategy, we have an internal team focused on new businesses and acquisitions responsible for studying potential regions, selecting target hospitals, start-ups and healthtechs, and executing such transactions. A substantial majority of our growth since 2019 is attributable to acquisitions.

Initial Public Offering

On March 26, 2024, we completed our U.S. initial public offering of 30,000,000 class A shares, at a price of US$12.00 per class A share. The class A shares have been listed on the NYSE since March 22, 2024 under the symbol “AUNA.”

The initial public offering generated net proceeds to us of approximately US$336.5 million after the underwriting commissions and estimated offering expenses payable by us. We used the net proceeds from the offering to contribute US$329.0 million to Auna Salud S.A.C., who in turn used those funds to effect a capital reduction which resulted in the cancellation of 100% of shares of Auna Salud S.A.C. held by Heredia Investments, as further described under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Class A Shares—Enfoca, our controlling shareholder, owns approximately 72.9% of our class B shares and certain of our officers and a majority of our directors are employed by or otherwise affiliated with Enfoca, which could give rise to potential conflicts of interest with them and certain of our other shareholders,” and the remainder for other general corporate purposes.

The SEC maintains an internet site that contains reports and information regarding issuers, such as ourselves, that we file electronically, with the SEC at www.sec.gov. Our website address is www.aunainvestors.com. The information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this annual report. We have included our website address as inactive textual references only.

For a description of our principal expenditures and divestitures for the years ended December 31, 2024 and 2023, see Item 5. “Operating and Financial Review and Prospects.”

Capital Expenditures

Please refer to Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures” for description of our capital expenditures.

B. Business overview.

The Auna Way

Our mission is to lead the transformation of healthcare throughout SSLA by expanding access to millions of Latin Americans and delivering high-quality, value-based, high-complexity, and affordable care, providing lifelong engagement for our population through both digital and physical channels.

We operate hospitals and clinics in Mexico, Peru and Colombia and provide prepaid healthcare plans in Peru and Mexico. Our focus lies in providing access to healthcare, prioritizing prevention and concentrating on some of the high-complexity diseases that contribute the most to healthcare expenditures, such as oncology, traumatology and orthopedics, cardiology and neurological procedures. Our model offers an accessible and integrated healthcare experience to a broad segment of the population in the markets we serve. We offer an end-to-end healthcare ecosystem that provides our members and patients with access to lifelong healthcare and various healthcare plan options, which empowers them to be in control of their own health journey, while offering them exceptional patient experiences and medical resolutions in their disease care. Our care delivery approach reflects our human-centered and patient-obsessed lens.

Our unique operating model is what we call the “Auna Way.” The Auna Way is our approach to effectively managing our businesses and operations; and creating high value for patients, families and our staff. It is our corporate DNA, our organization’s spirit and our deeper meaning; the one we revert to for clarity of action.

Our mission is underpinned by the Auna Way’s key pillars:

(i)

We are committed to amplifying access to a lifelong ecosystem of health and well-being, prioritizing prevention through our healthcare plans by offering plans focused on prevention and covering preventative services in the majority of the plans we offer and focusing on the few diseases that are the biggest part of healthcare expenditures. We provide our users with lifelong care for families, which we believe makes us many patients’ preferred healthcare partner. We want to lead the improvement of access to healthcare by bringing affordability and immediacy to a large portion of the populations we serve.

(ii)

Our patient-centric approach prioritizes the person, the patient and family, and we strive to deliver Auna to their service. We ease patient engagement and support life journeys through health and disease, from prevention to early detection, to early treatment, to disease management and recovery.

(iii)

We aim to provide medical services through evidence-based medicine, with patient well-being as the ultimate benchmark of quality and success. We are laser-focused on high-complexity care and are establishing regional Centers of Excellence in strategic high-complexity diseases. High-complexity care relates to highly specialized medical care, including specialized equipment and expertise, usually provided over an extended period of time, that involves advanced and complex diagnostics, procedures and treatments performed by medical specialists in state-of-the-art facilities. We have established Auna as a leading provider of cancer management in Mexico, Peru and Colombia and seek to equal these capabilities in cardiology, neurology and emergency trauma. Although we are subject to limitations from the dearth of state-of-the-art medical equipment and devices in certain fields, our aim is to continue scaling, outperforming and deploying end-to-end solutions and attend to the robust market demand for superior healthcare solutions in the markets where we operate.

(iv)

We aim to standardize and scale first-in-class medical protocols for increased predictability and better outcomes, to establish care ecosystems through our horizontal integration and to increase population health-based offerings and unlock access to health, through our vertical integration. We leverage technology to enhance our traditional healthcare platform, delivering an innovative healthcare experience that includes an online platform through which we can share patient data and manage all aspects of the patient relationship, while allowing us to efficiently expand our reach.

(v)

We focus on deliberate growth. We focus on, and want to continue, growing organically by optimizing assets and concentrating capacity usage towards higher complexity in an optimal manner. Our deliberate growth is also reflected in the strategy, “land, expand and integrate,” which we implement when we enter a new market. Through this strategy, we focus on targets that result in the acquisition of significant market share, providing us with many benefits, among them bargaining power with suppliers and insurance companies. We have leveraged this strategy to enter key cities in Colombia and Mexico and will seek to leverage it in the future to continue our deliberate growth. While integrating the operations of the facilities and healthcare plans we acquire comes with its challenges, we seek to leverage our experience in prior acquisitions to further our goal of growing inorganically in our geographies.

(vi)

Our operations rest on the solid foundation of our organizational culture, as all we achieve depends on our strongest asset: our people. Every person at Auna embodies our principles of caring for patients, families, members and staff; transforming healthcare in our region; being passionate about human-centeredness and excellence; and we believe surprising with a superb and seamless healthcare experience. These cultural principles contribute to our institutional excellence in the pursuit of the best possible outcomes, which the reputation of our brands and the success of our business depend on.

This combination of mission, values and practices put in place within our organization is what truly defines the Auna Way. See “Item 3. Key Information—D. Risk Factors” for the risks and challenges we face as we operate in pursuit of the Auna Way.

Our Model

Our business model closely reflects the key tenets of the Auna Way and is integrated both horizontally and vertically. Over the past five years, we have built one of SSLA’s largest modern healthcare platforms that consists of two key components: a horizontally integrated network of healthcare facilities across SSLA (our “healthcare network”) and a vertically integrated portfolio of oncological plans and selected general healthcare plans (our “healthcare plans”). Our healthcare network provides a range of in-person services through our network of medium- to high-complexity focused hospitals, clinics and outpatient facilities as well as complementary virtual care and at-home care.

Our healthcare plans include complementary oncology plans, which are plans focused solely on cancer, and general healthcare plans, which are plans covering a range of basic healthcare needs and also include coverage for cancer. Our complementary plans generally target consumers that are seeking to supplement the oncology coverage in their existing third-party private or public general healthcare plan with better-quality care, or that are seeking to supplement another existing healthcare plan that does not offer such coverage. Our general healthcare plans generally target consumers that either do not have an existing private healthcare plan or have an existing private or public healthcare plan that is inadequate for their needs. Our complementary oncology plans are not available for consumers with pre-existing conditions other than those who may gain coverage through a group plan which is priced based on projected active patient treatment costs. Both our complementary and general healthcare plans focus on preventative care (including early detection services, early treatment and complex care), and are moderately priced, with our complementary oncology plans starting as low as S/38.8 per month and the general healthcare plans starting at S/24.3 per month. As the average monthly income and minimum wage in Peru were S/2,114 and S/1,025, respectively, as of December 31, 2024, our plans are generally within reach of many Peruvians.

We believe that our platform has the only truly regional footprint in SSLA. We seek to operate in under-penetrated markets, characterized by limited access to medical care, a poor quality of clinical services and deficient public healthcare infrastructure. We believe that the Auna Way provides us with a differentiated operating ability to serve these markets, which is further complemented by our robust platform that can efficiently scale to serve all segments of the population and unlock operating efficiencies. We have implemented this business model throughout our regional network, and it is currently in different stages of completion in each of our markets.

Highlights of our integrated platform include:

•

Horizontally integrated healthcare network facilities: We own and operate networks of premium hospitals and clinics providing care at all levels of complexity and focus on higher complexity procedures in the three markets in which we operate. As of December 31, 2024, our network of facilities included 15 hospitals with 2,323 beds and 16 outpatient, prevention and wellness facilities in Mexico, Peru and Colombia. Each component of our healthcare ecosystem is integrated through our scaled platform, standardized clinical best practices and protocols, and centralized operational and administrative support function. This cohesive approach improves our operating efficiency by better supporting providers and employees as they deliver exceptional care and exceptional experience to our patients. During the year ended December 31, 2024, our medical staff carried out over 1,069,000 in-person consultations as well as over 88,000 procedures, of which 37% were from high-complexity related specialties, while maintaining a net promoter score (“NPS”) of 84.0 in Mexico, 72.0 in Peru and 84.4 in Colombia as of December 31, 2024. These scores compare favorably with other large healthcare networks in Latin America, such as Rede D’Or and DASA, with scores of 56.0 and 71.0, respectively, as of 2023.

•

Vertically integrated portfolio of complementary plans and selected general healthcare plans: Fully vertically integrated with our healthcare provider network in Peru, we provide prepaid health plans in Peru and Mexico. We are the leading private healthcare plan provider in Peru, with a 25.5% market share. Oncosalud, which was founded in 1989, provides a variety of complementary plans focused on oncology and had over 998,000 memberships as of December 31, 2024. Our general healthcare plan business which was launched in 2019, had over 366,000 memberships as of December 31, 2024. Our patients with an Auna health plan utilize the Auna healthcare facilities in Peru. As a fully integrated payer and provider of care, we are able to take a long-term, value-based approach to healthcare and focus on prevention, early detection and treatment, which we believe contributes to positive medical outcomes as demonstrated by the 74% five-year survival rate for our oncology plans and a differentiated ability to manage costs. For example, approximately 96% of our costs related to prevention and treatments are incurred within Auna healthcare facilities, allowing us to closely monitor and control costs. In addition, in February 2023, we acquired Dentegra, a small insurance platform that provides dental and vision plans to over 3.5 million memberships in Mexico. We leverage off Dentegra’s insurance licenses, established commercial capabilities, dedicated commercial teams, distribution platforms, regulatory and commercial relationships and membership base to offer our complementary healthcare plans, particularly our oncology plans, in Mexico. On July 2024, we launched OncoMexico, our Mexican complementary oncology insurance product. Our launch of our complementary oncology plans, as well as potential complementary plans for other high-complexity diseases, would create a fully integrated payer and provider ecosystem in Mexico.

•

Technologically enabled: Our platform serves patients, their families, members, caregivers and administrative staff and focuses on scaling our clinical, administrative and operational performance. We have leveraged tools from best-in-class vendors to create a solid, scalable platform. Patients, members and caregivers benefit from electronic health records, online appointment scheduling, appointment management, insurance management and membership verification, telehealth services and access to a digital pharmacy. Our platform is accessible through a smartphone app, the Auna App and via desktop in Peru and is being rolled out in other geographies. Internally, our technology supports medical insights, medical record management, administrative functions and revenue cycle management. We believe that by continuing to invest in our technology solutions, we can provide accessible, immediate and timely access to healthcare to, and more effectively reach, broader and underserved segments of the population.

Our Products and Services

Today, we operate our business through four segments: (i) Healthcare Services in Mexico, which consists of our Auna Mexico network and Dentegra, (ii) Healthcare Services in Peru, which consists of our Auna Peru network, (iii) Healthcare Services in Colombia, which consists of our Auna Colombia network, and (iv) Oncosalud Peru, which consist of our prepaid healthcare plans and oncology services.

Healthcare Services in Mexico

Auna Mexico

We provide healthcare services in Mexico through our Auna Mexico network, which we launched through the acquisition of Grupo OCA, a leading healthcare group in Monterrey, Nuevo León, Mexico. Our Auna Mexico network consists of three high-complexity hospital facilities: (i) OCA Hospital, (ii) Doctors Hospital and (iii) Doctors Hospital East. Combined, these facilities represent the largest infrastructure footprint in Monterrey’s healthcare market, with approximately 35% market share in 2023 based on number of beds. As of December 31, 2024, our network in Mexico included 708 beds and 21,033 surgeries were performed at our facilities during the year ended December 31, 2024. Unlike in Peru and Colombia, a majority of the services provided at our facilities in Mexico are performed by unaffiliated physicians and we charge fees for healthcare services provided at our facilities by unaffiliated physicians.

Our hospitals are ranked among the best hospitals in northern Mexico. OCA hospital was ranked among the top ten hospital networks in northern Mexico for oncology and gastrointestinal surgery and Doctors Hospital, a private hospital in Monterrey specializing in high-complexity services, was ranked among the top five hospital networks in northern Mexico for cardiology, heart surgery and gastrointestinal surgery by Fundación Mexicana para la Salud in 2024. Our Auna Mexico network has an existing occupancy rate of 42.4%, allowing for plenty of room for growth in our existing facilities. OCA Hospital targets the middle market segment and was founded over 50 years ago with only 30 beds. As of December 31, 2024, it had 261 beds, 14 surgery rooms, 23 emergency rooms and 66 outpatient rented offices. Doctors Hospital, founded in 2011 as the network’s premium and largest facility, targets the premium market. Its installed capacity had 301 beds, 16 surgery rooms, 25 emergency rooms and 215 outpatient rented offices as of December 31, 2024. Doctors Hospital East, the network’s newest facility, opened in late 2019 and targets the value market segment. Its installed capacity had 146 beds, 11 surgery rooms, 17 emergency rooms and 41 outpatient rented offices as of December 31, 2024.

Our Healthcare Services in Mexico segment aims to work with renowned doctors who value flexibility in their medical practice by offering them a level of autonomy in the medical treatments they choose for their patients. The doctors have access to the resources they need in their practice at the discretion of their schedule, as our network operates with a significant installed capacity and access to a wide repertoire of medicines. All of these accommodations are offered within an extensive infrastructure, a premium location and amenities convenient to them. The value proposition for patients includes the premium facilities and amenities of the network. The hospitals’ general areas and hospitalization rooms are maintained with our patients’ comfort in mind, and our infrastructure is designed to be easy to access and navigate. Our network’s premium service goes beyond the quality of its healthcare services as it strives for premium service at all stages through a patient-centered and friendly service, distinguishing its level of service from other hospitals as demonstrated by an NPS of 84 as of December 31, 2024. Lastly, patients benefit from having the hospitals in strategic locations serving populations from the premium, middle and value market segments in Monterrey.

The following table sets forth additional information with respect to the main facilities in our Mexican network as of December 31, 2024:

Facility	Location	Owned / Leased	Type	Complexity Level	No. of Beds	Outpatient Offices	Surgery Rooms	Emergency Rooms	Specializations
OCA Hospital	Monterrey	Owned	Hospital	High	261	149	14	23	36
Doctors Hospital	Monterrey	Owned	Hospital	High	301	225	16	25	37
Doctors Hospital East	Monterrey	Owned	Hospital	High	146	50	11	17	35

HC Plans Mexico

Our HC Plans in Mexico operating under the commercial brand Dentegra, currently offers dental and vision insurance through a nationwide provider network that includes over 4,600 dentists, 500 dental clinics and 1,400 optical locations. It operates the largest dental plan network in Mexico and serves over 3.5 million memberships nationwide. We have a dedicated workforce of approximately 200 full-time employees and, in addition to its headquarters in Mexico City, its commercial network has a physical presence in 13 regional offices. Below is a map depicting our presence in Mexico by providers covered by insurance plans from our dental and vision division:

Dentegra is registered as an insurance provider with the Mexican Insurance and Surety Commission, and as part of our expansion strategy in Mexico, we are leveraging its existing nationwide insurance license to market our oncology plans in Mexico. In July 2024, we sold our first OncoMexico oncological plan through a B2C sales channel. By the end of 2024, 136 policies had been issued covering 194 lives.

Healthcare Services in Peru

We provide healthcare services in Peru through our Auna Peru network, a horizontally integrated network of hospitals, clinics, diagnostic imaging centers and clinical laboratories, making us one of the country’s largest horizontally integrated private healthcare networks.

Our Auna Peru network is primarily centered around six hospitals and three clinics in Lima, Arequipa, Chiclayo, Piura and Trujillo, which are the principal cities in the five most populated departments in Peru, with each department having a population above one million. As of December 31, 2024, our Auna Peru network included 375 beds with an occupancy rate of 71.6%.

Our Healthcare Services in Peru segment generated S/995.8 million (US$264.5 million) in revenue in the year ended December 31, 2024, 45.6% of which was paid by third-party private insurers and 29.0% of which was paid out-of-pocket by our patients, with the remainder of payments generated by intersegment transactions involving medical services performed at facilities within our network.

Through our Auna Peru network of facilities, we are focused on providing a seamless, integrated healthcare experience for our patients at varying levels of complexity. Our high-complexity services are centered at our flagship hospital in this network, Clínica Delgado, which we built from the ground up between 2011 and 2014 and which was designed by Gresham Smith & Partners, one of the leading architecture firms for healthcare facilities in the United States. Clínica Delgado has a Diamond accreditation from ACI and is ranked among the best hospitals in Peru in a wide range of categories by Global Health Intelligence’s Hospirank Peru 2024 report, such as #4 on best installed base for treating cancer by number of oncology equipment and #6 for most diagnostic imaging equipment by number of diagnostic imaging equipment. Notably, it is one of only two private hospitals in Peru licensed to perform organ transplants and owns a well-equipped neonatal intensive care unit and maternity wards. Clínica Delgado physicians also performed the first ever thorax abdominal aorta endoprosthesis implant in Peru, and only the third in Latin American history. In addition, we provide a wide variety of medium-complexity services at our regional hospitals and clinics outside of Lima, with our hospitals in Chiclayo and Arequipa serving as our two key regional hubs with a focus on medium-complexity treatments in northern and southern Peru, respectively. In the Auna Peru network, high-complexity services, which include oncology, traumatology and orthopedics, cardiology and neurological surgical procedures, represented approximately 47% of our total revenue from contracts with customers related to surgical procedures derived from our Auna Peru network for the year ended December 31, 2024.

Our Auna Peru network is horizontally integrated, meaning that our patients are provided with a seamless experience regardless of which of our facilities they access. We cover all of our patients’ healthcare needs in a coordinated manner by offering all of the treatments they require in addition to diagnostic imaging, pharmaceuticals and laboratory services. In addition, our data management allows us to monitor patient healthcare needs, efficiently manage costs across our patient population and improve medical outcomes and the quality of our services. Our HIS includes our EMR system, which was the first of its kind in Peru when we implemented it in 2013, and is implemented in all of our hospitals in Peru, allows doctors and medical staff at any of our facilities to work with the most complete information on each patient and makes it easy for patients to transfer between facilities if needed. We also have kiosks and a mobile app, which allow our patients to make and pay for appointments in a convenient manner. By covering all of our patients’ healthcare needs in a coordinated manner, we enhance customer satisfaction, incentivize patients to remain within our networks and bolster our reputation for quality and our brand awareness.

The following table sets forth additional information with information of the hospitals and clinics in our Auna Peru network as of December 31, 2024:

Facility	Location	Owned / Leased	Type	Complexity Level	No. of Beds	Outpatient Offices		Surgery Rooms	Emergency Rooms	Specializations
Clínica Delgado	Lima	Owned(1)	Hospital	High	164	77		8	40	57
Clínica Chiclayo	Chiclayo	Owned	Hospital	Medium	68	30		4	12	40
Clínica Vallesur	Arequipa	Owned	Hospital	Medium	65	24		4	12	42
Clínica Miraflores	Piura	Owned	Hospital	Medium	47	31	(2)	2	10	33
Clínica Bellavista	Callao	Owned	Hospital	Medium	23	13		2	9	30
Clínica Camino Real	Trujillo	Owned	Hospital	Medium	8	13		1	—	33
Servimédicos	Chiclayo	Owned	Clinic	Low	—	15		—	—	26
Cantella	Lima	Owned	Clinic	Low	—	4		—	—	1
Auna Benavides	Lima	Owned	Clinic	Low	—	3		—	—	1
Laboratorio Guardia Civil	Lima	Leased	Laboratory	Low	—	—		—	—	1

(1)

We own the facility and have the right to use, enjoy and encumber the surface of the land on which Clínica Delgado sits via a surface rights agreement. See Item 10C. “Material Contracts—Surface Rights Agreement.”

(2)	Includes outpatient offices at Centro de Consulta Monteverde.

Throughout our network we provide more than 40 medical specialties and subspecialties, and we specialize in medium- and high-complexity medical services, such as oncology, cardiology, neonatal care, neurology, trauma and organ and bone-marrow transplants. Notably, Clínica Delgado is the only private hospital in Peru providing all cardiology-related subspecialties, such as clinical cardiology, cardiovascular surgery, electrophysiology and pacemakers, hemodynamics and cardiological intervention, intensive cardiology, cardiology imaging and pediatric cardiology, including congenital anomalies.

Healthcare Services in Colombia

We provide healthcare services in Colombia through our Auna Colombia network, which we launched through the acquisition of Grupo Las Américas, one of Colombia’s leading healthcare groups located in the country’s second-largest market and key economic hub, Medellín. We further expanded our network in Colombia through the acquisition of Clínica Portoazul, a healthcare services provider with state-of-the-art facilities and a premium customer portfolio located in Barranquilla, the fourth-largest city in Colombia. In early 2022, we completed the construction of Clínica del Sur and the acquisition of IMAT Oncomédica, a high-complexity hospital with a dominant position in Montería due to its unique healthcare service offering strongly focused on oncological treatment, adding a combined total of 580 beds.

Our Auna Colombia network consists of three hospitals, Clínica Las Américas, Clínica del Sur and IDC, and three clinics in Medellín; one hospital, Clínica Portoazul, in Barranquilla and one hospital, IMAT Oncomédica, in Montería. As of December 31, 2024, our network included 1,131 beds with an occupancy rate of 79.6%.

Like in our Auna Peru network, our Auna Colombia network is focused on providing a seamless experience for our patients at varying levels of complexity through a horizontally integrated network of facilities with premium clinical capabilities. Our high-complexity services are centered at our flagship hospitals in this network, Clínica Las Américas and IDC. Clínica Las Américas is the leading private hospital in the city, specializing in cardiology and bone-marrow transplants, was ranked at the top 5 best hospitals in Colombia by Intellat 2024 Best Hospital Ranking. IDC is also renowned as one of the top oncology hospitals in the country and is the only healthcare institution in Colombia that is a sister institution of MD Anderson. To attain this relationship with MD Anderson, a cancer-fighting institution must be deemed by MD Anderson to have research- and education-based capabilities meeting certain of MD Anderson’s quality standards after undergoing an application process. Through an annual fee, we have access to educational tools, participate in collaborative research with MD Anderson and its global network of sister institutions and are able to send our IDC patients to MD Anderson’s facilities. IDC is also affiliated with the Union for International Cancer Control. These affiliations allow IDC to share best practices and new treatments with a wide range of institutions around the world.

IMAT Oncomédica is focused on offering healthcare services for all patients in the region of Montería and holds a dominant position due to its unique medical offering. The original infrastructure is a mature building with 131 beds focused on providing high-complexity services, mainly oncology. In 2020, a new tower with an additional capacity of 294 beds was inaugurated, specializing in oncology complementary services and general health procedures, mainly procedures related to cardiology. Similarly, Clínica Portoazul is a reference point for high-complexity healthcare services, which comprises the surgical procedures of oncology, traumatology and orthopedics, cardiology and neurology, in Barranquilla, Colombia’s fourth-largest city, with premium infrastructure and a suite of medical specialties, including oncology.

The following table sets forth additional information with respect to the main facilities in our Colombian network as of December 31, 2024:

Facility	Location	Owned / Leased	Type	Complexity Level	No. of Beds	Outpatient Offices	Surgery Rooms	Emergency Rooms	Specializations
Clínica Las Américas	Medellín	Owned	Hospital	High	368	22	10	107	38
Instituto de Cancerología(1)	Medellín	Owned	Clinic	High	—	39	—	—	24
Clínica del Sur	Medellín	Owned	Hospital	High	154	12	6	42	19
Clínica Portoazul	Barranquilla	Owned	Hospital	High	184	18	11	43	54
Clínica IMAT Oncomédica	Montería	Owned	Hospital	High	425	39	7	35	56
Centro Médico Arkadia	Medellín	Owned	Clinic	Low	—	36	—	—	46
Centro Médico City Plaza	Envigado	Owned	Clinic	Low	—	4	—	—	7
Centro Mastologia San Fernando	Medellín	Owned	Clinic	Low	—	1	—	—	3
LMLA—San Fernando	Medellín	Owned	Laboratory	Low	—	—	—	—	1
LMLA—Platinum	Medellín	Owned	Laboratory	Low	—	—	—	—	1
LMLA—Viscaya	Medellín	Leased	Laboratory	Low	—	—	—	—	1
LMLA—Laureles	Medellín	Leased	Laboratory	Low	—	—	—	—	1
LMLA—Llanogrande	Llanogrande	Leased	Laboratory	Low	—	—	—	—	1

(1)	Overnight stays for Instituto de Cancerología patients are provided at Clínica Las Américas
(2)	Considers Torre Médica (21) and Centro Médico City Plaza (5)

Oncosalud Peru

Healthcare plans in Peru, Oncosalud, is a vertically integrated healthcare plan platform through which we are both a healthcare payer and a provider of oncology and general healthcare services.

We sell oncology plans that provide healthcare coverage for the prevention, detection and treatment of cancer and provide oncology healthcare services to those covered by our plans as well as patients with other forms of private healthcare coverage, including traditional insurance and other prepaid plans, mostly through our network of Oncosalud-dedicated facilities. Through this vertically integrated model, we offer our plan members a full range of services at an affordable cost.

Oncology plans

We believe that our vertically integrated oncology structure has been very effective at preventing, detecting and treating cancer while also managing the more serious and high-cost medical cases. Although only a small portion of our plan members are diagnosed with cancer each year, we provide regular screenings under each plan, which allows us to detect cancer at earlier stages and lowers the cost of treatment than if the cancer had been caught later. We treat patients at our facilities in Peru, with some cases of patients being treated at IDC in Colombia due to its expertise in hematological cancer treatments such as leukemias and myelomas, not available in Peru’s facilities.

As a result, we have been able to achieve three-year and two-year cancer survival rates for the cohort of patients diagnosed between 2006 and 2016 of 79.5% and 82.9%, respectively. This cohort only includes patients covered by our oncology individual plans and, in connection with our access to governmental records, is limited to Peruvian nationals, which represented 97% of applicable patients diagnosed with cancer between 2006 and 2016. We define our cancer survival rates as the proportion of patients alive at two, three or five years, as applicable, following the diagnosis of their cancer based on follow-up of patients for the applicable period, based on internal records and supplemented by governmental records in Peru. This method of calculating survival rates is the recommended method by the National Cancer Institute and generally used by the industry in the United States.

Our oncology plans are prepaid healthcare plans, meaning that plan members pay a fixed amount per year which covers any service covered by the type of plan a member has.

On a combined basis across our eight different oncology plans, we have 988,260 memberships as of December 31, 2024, representing 73.1% of the total number of healthcare plan memberships in Peru. Two of our oncology plans represent 72.2% of our oncology plan membership: (i) OncoPlus, our premium plan with 471,039 plan memberships and (ii) Oncoclásico Pro, our mid-level plan with 249,755 plan memberships. The main coverage details for our principal plans are as follows:

	Level of Coverage (%)
Type of Service	OncoPlus	Oncoclásico Pro
Outpatient appointments, surgery procedures, home visits and anesthesia	100%	100%
Chemotherapy	100%	100%
Specialized biological therapy, including monoclonal antibodies, white cell stimulants, enzyme inhibitors and immunotherapy	100%	70%
Non-biopsiable invasive cancer treatment	100%	100%
Bone marrow transplants	100%	100%
Osteosynthesis	100%	70%
Breast reconstruction	100%	70%
Breast prosthesis	100%	70%
Annual screenings	2 every year	2 every year

Monthly fees for each of our oncology plans increase with a plan member’s age, and as of December 31, 2024, the average age of our oncology plan members was 37.6. The monthly fees for OncoPlus vary from S/48 to S/609, and for Oncoclásico Pro it varies from S/39 to S/557. In 2021, we began offering a lower-cost plan, Oncovital, covering the most common and treatable cancers, which is within the economic reach of a larger segment of Peru’s population. Oncovital had 138,317 memberships as of December 31, 2024.

During the year ended December 31, 2024, while 59.1% of Oncosalud’s covered oncology plan services were provided at Oncosalud facilities, 36.8% of oncology plan services were provided at other facilities in our Auna Peru network and only 4.1% were provided at third-party facilities.

Oncology healthcare services

We provide healthcare services for the prevention, detection and treatment of cancer through a network of dedicated Oncosalud facilities to those covered by our plans as well as patients with third-party healthcare coverage. We operate two specialized oncology hospitals and three oncology clinics to provide our oncology services to our plan members and patients with third-party healthcare coverage. Our facilities have premier clinical capabilities. We believe Clínica Oncosalud is one of the best radiotherapy centers in Peru, as we are one of the only providers with a private PET scan and cyclotron and one of the only private providers in the country providing intraoperative radiotherapy, all of which has allowed us to obtain a Diamond accreditation from ACI. Supported by some of Peru’s best cancer specialists, we treated 18,606 patients at our Oncosalud facilities during the year ended December 31, 2024.

The following table sets forth additional information with respect to our Oncosalud facilities as of December 31, 2024:

Facility	Location	Owned / Leased	Type	Complexity Level	No. of Beds	Outpatient Offices	Surgery Rooms	Emergency Rooms	Specializations
Clínica Oncosalud (1)	Lima	Owned	Hospital	High	75	—	3	4	23
Clínica Guardia Civil	Lima	Leased	Hospital	Medium	34	24	3	8	40
Oncosalud San Borja (1)	Lima	Owned	Clinic	Low	—	22	—	—	23
Oncosalud San Isidro (1)	Lima	Owned	Clinic	High	—	3	—	—	1
Centro de Bienestar Auna	Lima	Owned	Clinic	Low	—	25	—	—	1

(1)	Radiotherapy treatments and outpatient consultations for Clínica Oncosalud are provided at Oncosalud San Borja and Oncosalud San Isidro.

We are also one of the few providers in Peru with a dedicated palliative homecare unit, which allows us to remain in close contact with our patients until the very end of the disease’s cycle even when that outcome is not remission. This is an integral part of the Oncosalud value proposition, and something that we believe distinguishes us from competing services in the market.

General healthcare plans

In 2020, we began offering general healthcare plans with broader coverage that includes all specialties and services in our hospitals and clinics in Peru. We replicated the integrated model we have for our oncology plans for the general healthcare plans and provide services through our network of facilities, including through our network of Oncosalud-dedicated facilities.

Our general healthcare plans are prepaid healthcare plans, meaning that plan members pay a fixed amount per year which covers any service covered by their plan.

On a combined basis across our six different general healthcare plans, we had 132,379 memberships as of December 31, 2024, representing 9.7% of the total number of healthcare plan memberships. The main coverage details for our principal plans are as follows:

	Level of Coverage (%)
Type of Service	Salud Classic	Salud Premium
Outpatient appointments	75-80%	70-80%
Telemedicine	75-80%	70-80%
Non-accident emergency care	75-80%	70-80%
Accident emergency care	100%	100%
Annual checkup	100%	100%
Hospitalization	80%	80%
Maternity care	75-80%	70-80%
Internal prosthesis, internal implants and osteosynthesis material	80%	80%

Monthly fees for each of our general healthcare plans increase with a plan member’s age, and as of December 31, 2024 the average age of our general healthcare plan membership was 33.8. The monthly fees for Salud Classic vary from S/127 to S/906, and for Salud Premium it varies from S/218 to S/1,129.

During the year ended December 31, 2024, while 18.9% of our general healthcare plan covered services were provided at Oncosalud facilities, 79.0% of these services were provided at other facilities in our Auna Peru network and only 2.1% were provided at third-party facilities.

Telemedicine plans

We began offering group plans for telemedicine services on a business-to-business basis in 2020. All of the telemedicine services are provided by our existing network. These plans are designed to introduce customers to our products and services as a way of expanding our reach and deepening existing relationships.

Our telemedicine plans are prepaid group healthcare plans, meaning that employers of the plan members pay a fixed amount of US$0.8 per month per plan member as of December 31, 2024. Each plan member has access to up to 12 telemedicine consultations per year and discounted access to certain healthcare services in our Auna Peru network. We have 234,389 memberships through our agreements with 68 of employers as of December 31, 2024, representing 17.2% of the total number of healthcare plan memberships.

Our Market

We currently operate in Mexico, Peru and Colombia, which had an aggregated GDP of approximately US$2,420 billion in 2023, a total population above 214 million, and a healthcare services expenditure of over $140 billion, and collectively account for 49%, and 52% of SSLA’s healthcare spending and population, respectively. These countries also have some of the largest groups of young populations in the region, which translates into favorable aging expectations, and have experienced rapid economic growth and improvements in per capita income, growing the middle classes in recent years, which we expect will increase healthcare spending in these markets over time. We also believe that the regulatory frameworks in these countries are conducive to further growth in the private healthcare provider segment for an integrated player like us. We believe that our integrated networks and operational model in each market provide us with a significant competitive advantage to capitalize on this growth. Through our operating model, we strive to achieve regional scale and a high degree of both horizontal and vertical integration in all of the markets where we operate, adapting to the specific characteristics and regulatory framework of each market.

The healthcare market in SSLA has several key characteristics that make it ripe for disruption and significant growth:

•

Lack of access: According to Fitch Solutions, healthcare spending in SSLA is expected to reach US$469 billion by 2028, in a market covering over 400 million people, yet more than 350 million individuals have restricted or no timely access to healthcare services. As a means of comparison, total healthcare spending in the United States amounts to more than US$4,000 billion in a market covering only approximately 330 million people. Average waiting times in SSLA are four to five times those of the United States and other advanced markets, while existing beds, outpatient rooms and related infrastructure is significantly below the WHO minimum recommended standards. For example, hospital beds per 1,000 inhabitants reach 1.0, 1.6, and 1.7 in Mexico, Peru and Colombia compared to the minimum recommended of 3.0 by the WHO. The healthcare markets in many regions in SSLA remain significantly underpenetrated as compared to developed economies, despite the SSLA market as a whole growing at 1.2 times the U.S. market, from 2019 to 2022, according to Fitch Solutions.

Notes: Not to scale. Healthcare expenditure excludes pharmaceuticals spending. SSLA countries include: Peru, Colombia, Mexico, Argentina, Uruguay, Venezuela, Paraguay, El Salvador, Ecuador, Costa Rica, Chile, Dominican Republic, Guatemala, Haiti, Honduras, Nicaragua and Panama—as per available information.

•

Evolving demographics: As the region’s main economies continue to transition toward becoming middle-income countries aided by improving living standards, the growing populations will feature an increased representation of the elderly segment and this is expected to increase spending on healthcare needs, thus providing favorable tailwinds for the industry. The percentage of the population above 50 years old is expected to increase from 22.6% to 38.4% in Mexico, 21.6% to 34.4% in Peru and 24.5% to 42.1% in Colombia by 2050.

•

Deficient public and private healthcare: Public healthcare systems throughout the region have been negatively impacted by pervasive, long-term lack of investment, leading to deficiencies in infrastructure and care. While private healthcare options exist, they are often unaffordable, making them inaccessible for most of the population and resulting in high out-of-pocket spending across the board. Private healthcare insurance penetration levels in SSLA remain substantially below those of the United States and even Brazil. Healthcare expenditure as a percentage of GDP excluding pharmaceutical sales in 2022 was 6.3%, 5.7% and 8.4% in Mexico, Peru and Colombia compared to 17.9% in the United States and 8.9% in Brazil.

•

Lack of transparency: Throughout the region, conflicts of interest between insurers and providers result in poor client experience: asymmetries of information lead insurers to provide low or no coverage and demand high copayments to minimize costs, while hospitals and doctors frequently perform unnecessary procedures to maximize revenue. Patients thus face opaque cost structures and uncertain outcomes.

•

Fragmentation and lack of coordination: The provider landscapes for healthcare services are often fragmented, with many independently owned hospitals and clinics, independent practitioners and overlapping and uncoordinated diagnostic labs, imaging providers and other services, leading to poor patient experiences, deficient medical outcomes and high costs due to lack of scalability. Patients are often forced to maneuver through various systems to receive care that could otherwise be provided by one provider. Patients also struggle to receive consistent and reliable healthcare services, as providers typically lack standardized and protocolized practices.

•

Limited investments in technology: Digital solutions are critical to scaling healthcare delivery in the region, yet they represent only a small fraction of capital invested into emerging technologies in the region. The number of OECD countries that have implemented EMRs has increased over time, where on average, 93% of primary care practices use EMRs across 24 OECD countries in 2021. Additionally, most patients are able to view and interact with their information on EMRs as well as to access to teleconsultations or video-conferencing. In Mexico, the largest country where we operate by GDP, the percentage of primary care practices that use EMRs does not reach more than 40%.

•

Differing regulatory frameworks: Across the region, multiple frameworks add an additional layer of complexity as they provide private companies with widely different incentives and margins of action. However, we believe that the regulatory frameworks in our markets are conducive to further growth for regional integrated players as they have a similarity of investor-friendly features, welcoming imported best-practices, therefore allowing us to establish standardized protocols and practices that allow us to manage and control costs.

Our Competitive Strengths

Our key strengths closely reflect the Auna Way and include:

Vertical integration in Peru provides healthcare at an affordable cost and empowers our users to be in control of their own health journeys

We believe our vertically integrated approach in Peru allows us to offer a large part of the populations we serve access to healthcare plans (from traditional insurance products to complementary coverage of certain complex diseases and to service packages) that foster a seamless patient experience. Given that these plans are integrated to our horizontally integrated network, we believe they provide patients with confidence in the quality of patient experience and medical treatment they will receive as well as cost predictability. We believe this is a competitive advantage, in particular when compared to the baseline in the SSLA market, where patient options are often affected by market fragmentation, lack of industry standards and providers whose incentives are not aligned with the goals of their patients.

Through our Oncosalud network in Peru, we operate Latin America’s only fully vertically integrated oncology program where coverage and virtually all diagnostic and treatment services are provided by a single company. As of December 31, 2024, Oncosalud had over 998,260 memberships and a market share of 25.5%, making it the top healthcare plan operator in Peru, according to SUSALUD, a position it has consistently maintained over the last decade. Our vertical integration has allowed us to be highly efficient while also providing effective patient results, as evidenced by Oncosalud’s 53.0% MLR as of December 31, 2024, and 74.6% five-year cancer survival rate as of June 2022. Our plan members include healthcare consumers who do not have any other healthcare coverage, members who are covered by EsSalud but want supplemental coverage for cancer and individuals who have healthcare coverage from another private payer but want access to our leading expertise in oncology and our integrated care platform. We believe our prepaid oncology plans meet an important need in the Peruvian market, where the vast majority of the population either lacks health insurance or is reliant on the public sector for healthcare coverage.

We believe that our ability to offer a vertically integrated plan, which can be sold as oncology complementary coverage or as part of a general healthcare plan that is integrated into our horizontal network, provides a desirable alternative in the Peruvian market to consumers who seek to replace or supplement their other existing private or public healthcare coverage, as evidenced by the growth in our Oncosalud membership from 266,000 in 2008 to over 998,000 as of December 31, 2024, and the growth of our general healthcare plan members from launch to over 366,000 as of December 31, 2024. Further, our ability to offer standardized care across our network through an integrated solution that covers all aspects of patient care (from preventative care to treatment) in contrast to the fragmented services that are offered by our competitors, combined with the efficiencies from vertical integration, allow us to more competitively price our plans and deliver a more seamless experience to our customers.

In 2019, we expanded our portfolio to include selected general healthcare plans aiming to provide first-class services at more competitive prices than traditional insurance plans, leveraging our highly successful oncological model. As of December 31, 2024, we had a total of over 366,678 memberships for our general healthcare plans, which represented a 1.7% market share according to SUSALUD. Just in the year ended December 31, 2024, net additions to our membership base of the selected general healthcare plans reached over 78,000 new memberships or a growth of 27.3% in the year. We believe we can leverage our deep expertise and extensive know-how developed in Peru across other similarly situated regions, particularly in Mexico.

Horizontally integrated regional healthcare networks provide seamless patient experiences and significant network-level efficiencies

We believe our horizontally integrated approach allows us to foster a seamless patient experience. Across our integrated network of facilities, we are able to care for our patients in an efficient and coordinated way. For example, the medical providers, including physicians and other medical staff, in our healthcare network access the same patient health records. We have also established a variety of standardized protocols for treating particular diseases based on internationally recognized standards and medical practices, which we are in the process of rolling out across our facilities. We hold regular meetings with medical providers, including physicians and other medical staff, in our healthcare network to educate them on these protocols and encourage their use. This allows us to work at any time with the information for each patient, at each stage of their treatments, and enables seamless transitions across sites of care within the Auna network. Our integrated approach also allows us to pursue a long-term, value-based approach to care, which in turn allows us to provide care at competitive costs. Given that we are the principal payers for the patients that benefit from this integration, we promote preventative medicine and practice longitudinal population health management. We can closely monitor and anticipate patient health requirements, then offer patients expedited treatment. By covering all our patients’ healthcare needs in a preventative and coordinated manner, we enhance customer satisfaction and clinical outcomes, which drive positive brand awareness, resulting in greater customer loyalty and demand for our services.

In addition, our healthcare network provides us with multiple network-level efficiencies that we believe would be difficult for competitors to replicate. We operate one of SSLA’s largest healthcare platforms, which we believe is the only platform with a truly regional footprint. Due to our scale, we have become a “must carry” provider for major private health insurers in the three countries where we operate, meaning that including our Auna Mexico, Auna Peru and Auna Colombia facilities in their in-network coverage has become important for their plans to be competitive within their markets. This provides increased negotiating power with third-party payers, particularly private insurance companies and other healthcare payers. We also have the ability to reduce costs through the negotiation of favorable rates for the procurement of medicines and medical equipment and through the ability to make long-term investments in technology systems, data analytics and research on a centralized basis. The scale and quality of our network also allows us to attract the best doctors and management talent in the market. However, if we are unable to maintain the scale of our network and the demand for care, we may lose the benefits of our competitive position and negotiating power. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We face competition in fragmented markets like Mexico, Peru and Colombia, from our current competitors and other competitors that might enter the sector.”

Standardization of best practices across our networks through information sharing and normalized protocols

Our strategy continues to result in the roll-out of standardized protocols across medical, operational and administrative areas of our business. This strategy is further enhanced through our digitalized and integrated information systems. We have developed robust reporting processes to track treatment stages and outcomes across these areas and are able to share best practices across our networks to improve outcomes. We have implemented over 1,300 protocols and over 450 standardized clinical practice guidelines. Our doctors and patients have access to a cross-border, comprehensive network of medical expertise. For example, we are able to share the more than 30 years of experience and know-how that Oncosalud possesses with IDC and Oncomédica in Colombia. Likewise, Oncosalud has greatly benefitted from IDC’s and Oncomédica’s impeccable track-record as one of the top cancer care institutions in Colombia. These types of collaborations provide us with formidable oncology capabilities in the region.

Premium clinical capabilities at all levels of complexity, with emphasis on high-complexity

We operate 15 hospitals with 2,323 beds and 16 outpatient, prevention and wellness facilities across Mexico, Peru and Colombia, including three hospitals specializing in oncology. While we provide services at all levels, our facilities specialize in medium and high-complexity medical services, such as oncology, cardiology, neurology, trauma and organ and bone-marrow transplants. The flagship hospital in our Auna Peru network, Clínica Delgado, which has a Diamond accreditation from Accreditation Canada International (“ACI”), is one of only two private hospitals in the country that are licensed to perform organ transplants and owns a well-equipped neonatal intensive care unit and maternity wards. Our flagship hospital in our Auna Colombia network, Clínica Las Américas, is a private hospital in Medellín specialized in high-complexity services and was ranked at the top 5 best hospitals in Colombia by Intellat 2024 Best Hospital Ranking and the 16th best hospital in Latin America in América Economía’s 2024 Best Hospitals Ranking. Our flagship hospital in our Auna Mexico network, Doctors Hospital, is a private hospital in Monterrey specializing in high-complexity services, was ranked among the top five hospital networks in northern Mexico for cardiology, heart surgery and gastrointestinal surgery by Fundación Mexicana para la Salud in 2024 . Our premium clinical capabilities are central to the strength of our reputation and our brand, our “must carry” status with health insurers and our ability to attract the best doctors. While we are strongly committed to maintaining our standard of care and offering state-of-the-art equipment, any failure to provide these capabilities may have an adverse effect on our business. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we are unable to provide advanced care for a broad array of medical needs, demand for our healthcare services may decrease.”

Successful inorganic and organic growth

Establishing scale in each of our markets has been a key component of our success to date, and we believe increasing our overall network scale will increase our efficiency and competitiveness in the future. We have built our healthcare network through a combination of organic facilities and through acquisitions of other facilities, and we continue to routinely evaluate acquisition and investment opportunities that are aligned with our strategic goals. We have leveraged our deep experience and proven track record to create a replicable “playbook” that we believe we can use to continue to successfully expand our reach. When we enter a new market, we employ our “land, expand and integrate” strategy, focusing on targets that allow us to immediately acquire a significant market share. This allows us to have scale in the new markets where we operate, providing significant benefits, such as bargaining power with suppliers and insurance companies.

When we acquire or build new facilities, we invest in standardizing the layout, equipment and operations. While integrating new facilities into our networks, whether organic or inorganic, comes with its challenges, such as increased costs from new organizational structures, changes or upgrades in processes and information systems, changes to our operating model, building and maintaining our brand’s reputation and financing such acquisitions, we have a dedicated integration team with more than ten years of experience, which works to implement best practices. The successful execution of organic and inorganic initiatives has allowed us to increase the number of beds in our networks on an aggregate basis from 112 in 2012 to 2,323 as of December 31, 2024. A substantial majority of our revenue growth since 2019 is attributable to acquisitions. However, there can be no assurance that any future acquisitions that we make will be beneficial to our business. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Any acquisitions, partnerships or joint ventures that we make or enter into could disrupt our business and harm our financial condition.”

Comprehensive digital platform with robust data and technology architecture that enables us to deliver immediate, digitally enabled end-to-end patient experiences

We take a technology-intensive approach to healthcare to improve access and affordability. We have built an integrated HIS and HCP Core upon which the operations of our healthcare network and healthcare plan businesses, respectively, are run. The HIS and HCP Core systems are composed of commercially available and proprietary modules integrated via a reliable and scalable middleware, providing us with fundamental capabilities to securely exchange data throughout our system, enhance cost-efficiency, monitor and manage our activities, provide interfaces with our healthcare and administrative professionals and, through web-enabled and smartphone apps, provide a portal for our patients and plan members. A central element of our HIS is our EMR system, which has been implemented across Peru and is being implemented in Colombia and Mexico. Because our technology is an integral part of our operations, any failure of our core information platforms to function properly could adversely impact our business. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—A failure of our IT systems could adversely impact our business.” In addition to our core information platforms, we have developed the Auna App, which provides our members and patients in Peru with secure access to certain information in our system and an immediate, convenient and personalized way to manage all their healthcare needs. The Auna App allows patients and members to purchase healthcare plans, book and pay for medical appointments, check their medical records, receive reminders for upcoming appointments and procedures and obtain medical prevention tips, among other capabilities.

Solid financial growth backed by strong operating fundamentals

We believe that our wide array of services, the scale of our networks and our focus on cost efficiency has allowed us to achieve market-leading financial performance, even as the Peruvian, Colombian and Mexican economies have experienced moderate growth levels as compared to the previous decade. On a consolidated basis giving effect to our acquisitions in Colombia and Mexico, for the year ended December 31, 2024, we generated revenue of S/4,386.1 million (US$1,165.3 million), profit of S/124.0 million (US$32.9 million), profit margin of 2.8%, EBITDA of S/1,011.7 million (US$268.8 million) and EBITDA Margin of 23.1% as well as Adjusted EBITDA of S/993.2 million (US$263.9 million) and Adjusted EBITDA Margin of 22.6%. For the year ended December 31, 2024, profit (loss) represented an increase of S/338.3 million, reversing a loss of S/214.3 million in 2023, while revenue and Adjusted EBITDA represented an increase of 13.2% and 20.43%, respectively, compared to the year ended December 31, 2023. Our indebtedness decreased from S/3,919.6 million as of December 31, 2023 to S/3,767.7 million as of December 31, 2024. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our significant indebtedness could adversely affect our financial health, prevent us from fulfilling our obligations under our existing debt and raise additional capital to fund our operations and limit our ability to react to changes in the economy or the healthcare industry.” Our EBITDA Margin may not be comparable to that of other companies; for further information see “Presentation of Financial and Other Information—Non-GAAP Financial Measures.”

Management team, board of directors and shareholders with industry know-how and strategic vision

We believe that the combined strengths and proven experience of our management team, board of directors and shareholders have succeeded in making Auna one of the premier companies in the healthcare industry in SSLA. In addition, we believe the track record and depth of knowledge of our management team provide us with a distinct competitive advantage. Together these executives bring a wealth of expertise in our three national markets and provide broad experience to our pan-regional integrated business. Our seasoned board of directors has more than 200 years of cumulative experience, providing us with a set of diverse and complementary capabilities. Our board of directors currently features a majority of independent members with a diverse range of expertise in healthcare, law, investment banking, digital and sales and marketing. Moreover, Auna continues to adapt its organizational structure to the needs of the business and the markets where we operate, focusing on scaling and integrating its established regional capabilities in medical resolution and patient experience.

Our controlling shareholder, Enfoca, is one of Latin America’s foremost investment firms and has a proven track record of more than 16 years as an active investor in private equity, contributing to our and other consumer-facing companies’ growth in the region. Enfoca has introduced strategic initiatives aimed at accelerating growth, enhancing profitability, fostering innovation, developing talent, increasing efficiencies and implementing best-in-class corporate governance practices that we believe position us well for sustainable long-term growth. In addition, Enfoca actively participates in many of our management-level committees, including our executive and human talent committees and helps drive the execution of our growth strategy. We believe that our controlling shareholder’s continuing support, engagement with management and long-term vision for growth gives us a competitive advantage, notwithstanding the potential conflict of interest it may also present. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Class A Shares—Enfoca, our controlling shareholder, owns approximately 72.9% of our class B shares and certain of our officers and a majority of our directors are employed by or otherwise affiliated with Enfoca, which could give rise to potential conflicts of interest with them and certain of our other shareholders.”

Our Operations

Suppliers

Our primary suppliers are contracted through purchase orders for the provision of the medicine, medical supplies and medical equipment necessary for our services. Although the procurement of medicine and medical supplies for our networks is currently centralized at each country’s corporate level, it also benefits from the regional scale of Auna.

We are in the process of establishing systems and procedures that will allow us to coordinate our procurement process across countries. Our Quality Control Committee and, in the case of technology products, our Technology Evaluation Committee prepare an approved list of suppliers and products in Peru, Colombia and Mexico. From this list, our procurement department evaluates potential suppliers and products and selects which suppliers and/or products to use. As of December 31, 2024, we had 122 medicine suppliers in Peru, 114 in Colombia and 79 in Mexico. For the year ended December 31, 2024, we purchased 76%, 77% and 87% of our medicines from our 10 largest suppliers in Peru, Colombia and Mexico, respectively. For more information on our suppliers, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We rely on a limited number of suppliers of medical equipment and supplies needed to provide our medical services.”

In addition, we have an ESG annex for our contracts outlining our ESG guidelines for critical suppliers to ensure their awareness and compliance. This forms part of our ESG supplier program, which has recently been launched with four suppliers across all countries in which we operate.

Procurement of medical equipment is also centralized at the corporate level and is principally managed by our Clinical Engineering Department. This department assesses the equipment needs at all of our facilities, evaluates various suppliers and selects which suppliers to purchase from. This department also oversees the installation of all purchased equipment and the ongoing maintenance of such equipment throughout its useful life.

Sales & Marketing Channels

We sell our healthcare plans in Peru through a variety of channels, including:

•	Our in-house sales force, which we employ directly and accounted for 17.7% of plan sales in the year ended December 31, 2024;

•	Telemarketing, which is done by a third-party vendor and accounted for 26.3% of plan sales in the year ended December 31, 2024;

•	Corporate channel, as some employers provide coverage to employees, which is done by an in-house team and accounted for 14.8% of plan sales in the year ended December 31, 2024;

•

Partnerships with third parties, such as banks, through which plans are sold directly in bank branches and via call centers, and credit card companies, which accounted for 5.0% of plan sales in the year ended December 31, 2024;

•	Independent brokers, which accounted for 30.4% of plan sales in the year ended December 31, 2024; and

•	Digital advertising, which accounted for 5.8% of plan sales in the year ended December 31, 2024.

We sell our dental and vision insurance plans In Mexico through:

•

Partnerships with third parties, such as major medical insurance companies, through which plans are sold directly or with brokers which accounted for 64% of plan sales in the year ended December 31, 2024; and

•	Independent brokers, which accounted for 36% of plan sales in the year ended December 31, 2024.

As of December 31, 2024, 92%, 46% and 97% of the total revenue from contracts with customers in our Healthcare Services in Mexico, Healthcare Services in Peru and Healthcare Services in Colombia segments, respectively, were generated by payments from third-party private insurers during the year ended December 31, 2024. As a result, we focus primarily on negotiating contracts with private insurers to ensure that our hospitals and clinics are on their list of approved facilities. We have a dedicated commercial team to handle negotiations with insurance providers, with the objective of building and maintaining close relationships with them and ensuring that our network of hospitals and clinics is included in all their insurance plans.

As part of our integrated sales and marketing strategy, we focus on optimizing our customer acquisition cost while offering a strong and proven portfolio. As part of this strategy, we offer an omnichannel solution portfolio.

Technology

Our Information Technology (IT) strategy is designed to support our core philosophy, the “Auna Way,” as we focus on advancing IT solutions within our healthcare and insurance operations in Latin America. This philosophy—built on patient-centricity, medical excellence, integrated operations, and sustainable growth—guides our operations across Mexico, Peru, and Colombia. Our IT initiatives operationalize these pillars, enhancing patient care, streamlining operations, and supporting scalable growth while ensuring compliance and innovation.

Patient-Centricity and Medical Excellence

Our IT strategy prioritizes patients and clinical quality through a comprehensive Hospital Information System (HIS) integrating Electronic Medical Records (EMR) and Revenue Cycle Management (RCM). By 2025, our transition to a Regional ERP based on SAP S/4HANA will replace legacy systems with a unified platform that aims to provide real-time patient data access, reduce clinical errors, and support personalized care delivery. Additionally, Clinical Decision Support Systems (CDSS) empower healthcare professionals with evidence-based tools, improving diagnostic accuracy and outcomes.

Integrated Operations

Our implementation of Laboratory Information Systems (LIS) and Vendor Neutral Archiving (VNA) and new RIS- PACS regional solution, enhances operational interoperability, standardizing lab processes, and centralizing medical imaging for seamless collaboration across borders. This fosters cohesive patient care, eliminates redundancies, and promotes efficiency across our regional network.

Supporting Healthcare and Insurance Integration

As a leading oncology and health insurer with more than 35 years of experience in Peru, we leverage IT to improve insurance services in Mexico and Colombia. Our technology initiatives support the full insurance lifecycle—from enrollment and claims management to integrated patient care services—embedding insurance solutions within our healthcare ecosystem in an cohesive manner. This holistic integration strengthens our value proposition, facilitating continuous and comprehensive care that aligns with the “Auna Way.”

Sustainable and Scalable Growth

Our digital platform is strategically decoupled to facilitate integration and scalability, critical to our continued inorganic growth strategy. This modular architecture enables rapid integration of new acquisitions and partners without fragmenting the user experience or diluting service quality. By maintaining a cohesive digital ecosystem, we mitigate fragmentation risks, supporting smooth patient journeys and robust operational continuity across all markets.

Technological Innovation and Compliance

Innovation remains central to our strategy. Our robust cybersecurity strategy, including the implementation of a regional Security Operations Center (SOC), safeguards our digital assets while maintaining compliance with stringent regulations such as SOX and data protection standards like Habeas Data, across Mexico, Peru, and Colombia.

Our IT strategy is fundamental to our mission of delivering accessible, high-quality healthcare throughout Latin America. By aligning advanced technology with the “Auna Way,” we believe we can achieve superior patient outcomes, operational efficiency, and sustainable growth. These strategic investments position Auna to effectively address evolving healthcare needs, reinforcing our leadership role in regional healthcare transformation.

Competition

In Mexico and Peru, we face competition primarily from other privately operated hospitals, clinics and healthcare networks for the provision of healthcare services. Our Auna Colombia network faces competition in Colombia from both public and private healthcare services providers. We face competition from these facilities on key factors such as (1) range of services offered to patients and physicians, (2) level of specialization of medical staff, and (3) reputation in the community.

Our strategy is designed to ensure our business is competitive, by focusing efforts on the quality of care, ability to attract and retain quality physicians, skilled clinical personnel and other health care professionals, location, breadth of services, technology offered, prices charged and our verticalized integrated business model.

The healthcare markets in Mexico, Peru and Colombia have historically been fragmented, and part of our competitive edge has been the reach of our networks. In recent years, new market entrants are seeking to consolidate their positions and increasingly compete with us.

Mexico

In Mexico, we face competition from other privately operated hospitals, clinics and healthcare networks for the provision of healthcare services. Main players have increased their offerings in recent years mainly through the construction of new facilities. In the same line, their renovation plans aim to add capacity and new technologies to keep up with the competition.

According to the Hospirank Mexico 2024 Report issued by Global Health Intelligence, Doctors Hospital and OCA Hospital, two of our three facilities in Mexico, are ranked among the best equipped private hospitals in Mexico, with OCA Hospital holding the 6th place on best installed facilities for treating cancer based on the amount of oncology equipment available and Doctors Hospital holding the 9th place on best facilities based on the amount of surgical equipment available.

Our Auna Mexico network faces competition from other high-complexity hospitals in Monterrey. In Nuevo León more specifically, Grupo OCA, with our three healthcare facilities, is positioned as the leader in terms of the number of beds in the private healthcare sector. However, our network still faces competition from other high-complexity hospitals in the region, such as Christus Muguerza, Hospital Angeles, TecSalud and Swiss Hospital.

Moreover, we also face competition in the private healthcare plan market. There is a significant concentration in the Mexican private healthcare insurance market with the top 5 providers accounting for more than 95% of health plan providers premiums market in 2022, which includes our Dentegra operations.

Peru

In Peru, we also face competition from other privately operated hospitals, clinics and healthcare networks for the provision of healthcare services. The market in Peru is generally fragmented. According to SUSALUD, as of December 2024, there were 26,086 healthcare facilities in Peru, which include hospitals, private clinics, medical centers, private consultation facilities and dental hospitals. We are currently one of the few private healthcare networks in the country with broad geographic reach.

Well-established global players such as Quirónsalud have strongly positioned themselves through the acquisitions of Clínica San Felipe and Clínica Ricardo Palma, respectively, although Quirónsalud recently announced the sale of its operations in Peru and Colombia, while local groups such as Pacífico (through the Sanna network) and Rímac (through the Clínica Internacional network) have established horizontally integrated operations similar to ours in terms of coverage and structure.

Our flagship hospital, Clínica Delgado, faces competition from other high-complexity hospitals in Lima. Our regional hospitals outside Lima face competition primarily from Sanna and Clínica Internacional, the hospital networks of Grupo Pacífico and Rímac, respectively.

Peru’s capital and most populated city, Lima, and its metropolitan area, have the highest concentration of individuals with some type of healthcare coverage and is home to most of the country’s largest and most sophisticated hospitals.

While we are the only provider of a vertically integrated oncology plan in Peru, Oncosalud also faces competition from companies that offer general healthcare plans covering oncology services, including from traditional insurance providers and other companies offering prepaid plans covering oncology services. We believe Oncosalud’s main competitors are Rímac and Pacífico, the two main insurance providers in Peru, both of which have substantial financial resources and provide both complementary oncology plans and general healthcare coverage covering oncology.

There is significant concentration in the private healthcare plan market, with the top 10 providers accounting for more than 98% of the market since 2014. Oncosalud has consistently maintained a strong position in the market, and as of December 31, 2024, it held 25.5% of market share in the industry based on number of total plan members, including Auna’s general healthcare plans, which have been growing since 2020, when we expanded our portfolio to offer this kind of plans.

In Peru, we face limited competition from government providers, such as EsSalud and SIS, as a result of capacity limitations and deficiencies related to the standard of care despite their substantial financial resources.

Colombia

In Colombia, the market has seen increasing consolidation in recent years as both global and local players vie to integrate horizontal platforms in a sector where many top institutions are still owned by foundations and non-profit entities. We face competition from other privately operated hospitals, clinics and healthcare networks for the provision of healthcare services. The infrastructure gap between privately owned and state-owned facilities is smaller in Colombia compared to Peru and we face competition from state-owned facilities as well.

Clínica Las Américas, our hospital located in Medellín, is positioned within Medellín’s premium hospital segment, due to its infrastructure, medical service capabilities and offered specialties.

However, in Medellín, we face competition from other hospital networks with premium facilities, including San Vicente de Paul, Pablo Tobón Uribe and El Rosario. Although they have smaller installed capacity, Clínica IPS Universitaria and Clínica Medellín, operated by Quirónsalud, are also competitors with strong brand awareness in Colombia.

In Montería, we face competition from other hospital networks with premium facilities, including San Jeronimo and Clínica Montería. We also face a heightened competitive risk in Montería as a result of the concentration of control of the market in a few individuals.

In Barranquilla, we also face competition from other hospital networks, including Clínica Iberoamerica (Grupo Keralty/Sanitas), Clínica del Caribe, Organización Clínica General del Norte y Bonnadona. Certain of our competitors may have greater financial resources, be better equipped and offer a broader range of healthcare services than we do.

Regulation of the Mexican Healthcare Sector

The Mexican healthcare system is a complex mix of public and private services based on the constitutional right to healthcare access. The right to healthcare access is implemented through the Ley General de Salud (the “LGS”), which outlines the roles of federal and local authorities as well as of public and private institutions in the provision of healthcare. Below are the key aspects of the Mexican healthcare system:

1.	Health Ministry: The Health Ministry (“SSA”) is the federal authority in charge of executing and conducting public policy on health services and sanitary matters.

2.

Social Security: The majority of the population relies on public healthcare services provided by the IMSS and the Institute for Social Security and Services for State Workers (“ISSSTE”), as well as similar state-level institutions that provide social security and healthcare to state and municipal workers.

3.

INSABI and IMSS-Bienestar: IMSS-Bienestar was established to centralize public healthcare services to the uninsured population. IMSS-Bienestar originated as a subprogram ran by IMSS, but was later transformed into a public autonomous entity that has assumed control of all public healthcare services for the uninsured population.

4.

Private Healthcare: Mexico has a thriving private healthcare sector, which provides high-quality services to those who can afford them. Many Mexicans have private healthcare plans or pay out-of-pocket for private medical care. The availability and level of specialization of private healthcare overall surpasses the scope of IMSS, ISSSTE and IMSS-Bienestar, particularly due to insufficient number of clinics and hospitals to address the needs of the population.

5.

Healthcare Financing: The healthcare system in Mexico is funded through a combination of contributions from employers, employees and the government; IMSS and ISSSTE generally struggle to maintain healthy finances due to the number of people covered under the respective institute as well as previous pension programs. Private healthcare plans and out-of-pocket payments also play a significant role in financing healthcare.

In summary, the Mexican healthcare system is characterized by a dual system of public and private healthcare services, with significant disparities in quality and accessibility. While there have been efforts to expand coverage and improve healthcare access, challenges such as regional disparities and funding issues continue to impact the effectiveness of the system.

Generally, all healthcare facilities in Mexico are subject to a wide range of regulations, as well as permits, licenses, authorizations and concessions, which vary depending on the location of the facility and its level of specialization, scope of services and size.

Pricing and Quality of Services

Pricing. Most healthcare services in Mexico are not subject to price controls. However, there are specific restrictions applicable to the public sector—IMSS and ISSSTE—related to the supply of medicines, medical devices or other equipment to these institutions, which are subject to governmental controls.

Quality. Healthcare services quality is regulated by the SSA and the Comisión Federal para la Protección contra Riesgos Santiarios (“COFEPRIS”) through the relevant licenses and registries, as well as through vigilance of the application of the relevant regulations, as described in the Sanitation Standards section below.

Competition

The Ley Federal de Competencia Económica (“LFCE”) and its related regulations regulate free competition, antitrust matters, monopolies and monopolistic practices, and require Mexican Government approval for certain mergers and acquisitions. The LFCE grants the government the authority to establish price controls for products and services of national interest through presidential decree.

On May 23, 2014, a new LFCE was published in the Mexican Official Gazette (Diario Oficial de la Federación) and became effective on July 7, 2014. This law was issued in order to implement the recent amendment to article 28 of the Mexican Constitution regarding antitrust matters, whereby the Mexican Government was entitled to establish the COFECE in substitution of the former Comisión Federal de Competencia (Mexican Federal Antitrust Commission), which will have all powers necessary to fulfill its purpose, regulate access to essential materials and order any sale of assets, rights, ownership interests or shares of economic firms, as necessary to eliminate any anti-competitive effects. Mergers and acquisitions and other transactions that may restrain trade or that may result in monopolistic or anti-competitive practices or combinations must be approved by the COFECE.

On December 20, 2024, the Mexican President published in the Federal Official Gazette a decree that reforms the Political Constitution of the United Mexican States in respect of administrative simplification. On March 4, 2025 the reform was approved by the Mexican Senate. The stated objective of such reform is to simplify the structure of the government, eliminate administrative redundancies that increase operating costs and to simplify governmental processes by eliminating seven autonomous government bodies, including the Federal Economic Competition Commission (“COFECE” or Comisión Federal de Competencia Económica). By means of such reform the authorities of the COFECE will be transferred to the Agencia Nacional para la Competencia y el Bienestar Económico (Agency for Competition and Economic Welfare) to be created following the enactment of secondary laws, however the COFECE will remain in full functions until such secondary laws derived from the aforementioned reform are enacted.

Data Protection

On March 20, 2025, the new Ley Federal de Protección de Datos Personales en Posesión de los Particulares (“LFPDP”), was published in the Mexican Federal Official Gazette (Diario Oficial de la Federación) and it became effective on the next day. The purpose of the new LFPDP is to protect personal data collected, held or provided by individuals, and to enforce controlled and informed processing of personal data in order to ensure data subjects’ privacy and the right to consent with respect to the use or deletion of protected information consistent with the purpose of the prior existing data protection law that became repealed.

The LFPDP requires companies to inform data subjects about the information being collected, used, disclosed or stored and the purpose of such collection, use, disclosure or storage via a privacy notice and provides special requirements for processing sensitive personal data (which is defined as data relating to race, physical condition, religious, moral or political affiliation, and sexual preferences). The LFPDP gives data subjects the right to: (1) access their data; (2) have inaccuracies in their data corrected or completed; (3) deny transfers of their data; and (4) oppose use of their data or have it deleted from a company’s system (other than in certain circumstances expressly set forth in the LFPDP, such as the exercise of a right or holding information required under applicable law). The LFPDP requires that, if disclosure of data is permitted, the transferee agrees to the same restrictions as those set forth in the documentation permitting the original receipt and subsequent disclosure of information. The LFPDP also provides that data may be disclosed without the consent of the data subject in certain limited circumstances: (1) a law requires or permits disclosure; (2) disclosure is required in connection with medical treatment; or (3) disclosure is required in connection with a legal action. The LFPDP requires immediate notice to a data subject, of any security breach that significantly affects his/her property or moral rights.

The newly created Ministry of Anti-Corruption and Good Governance (Secretaría de Anticorrupción y Buen Gobierno) is the entity authorized to monitor and enforce compliance with the LFPDP by private entities processing personal data. Such entities will be held liable for interfering with a data subjects’ exercise of their rights under the LFPDP and for failing to safeguard their personal data. Data subjects who believe that a company is not processing their personal data in accordance with the LFPDP may request an investigation by the ministry. Following an investigation, the ministry may: (i) dismiss the data subject’s claim or (ii) affirm, reject or modify a company’s answer to a data subject’s claim. Penalties for violating the LFPDP’s provisions include a fine up to the equivalent of 36.2 million Mexican pesos (approximately US$1.7 million) a prison sentence of up to five years or double the applicable fine or sentence for violations related to sensitive personal data.

Environmental Regulations

The General Law for the Ecologic Balance and Environmental Protection (Ley General del Equilibrio Ecológico y la Protección al Ambiente) sets forth the baseline of all environmental obligations for the development, construction and operation of any project in Mexico. Depending on the aspects of any particular project, it may require different permits, licenses and authorizations to be issued by the Secretaría de Medio Ambiente y Recursos Naturales (the “SEMARNAT”), which is the federal authority in charge of environmental policy in Mexico, and/or from local, state-level, environmental authorities, in terms of environmental impact, waste management, wastewater discharge and air emissions, among others. The base permit for the development of a project in Mexico is the environmental impact authorization, which is the initial assessment of all impacts to the environment derived from the construction and operation of any project, and the mitigation measures required to offset any such impacts. In general terms, all health sector projects, such as hospitals and clinics, are subject to securing an environmental impact authorization from the local environmental authority. Fines and other administrative measures may be applied by federal or local environmental authorities for any identified non-compliance. As a general matter, sanctions may include fines for up to around 5.6 million Mexican pesos (approximately US$268,162), temporary or permanent, total or partial closure of facilities, revocation of relevant environmental permits, licenses, authorizations, concessions and/or registries, and/or reparation or compensation of environmental damages caused.

Wastewater Discharge

All wastewater discharges must comply with the relevant Mexican Official Standard (“NOM”) and the concentration of parameters set for therein. As a general matter, wastewater that is discharged into a sewage system operated by a local public utility must be in compliance with NOM-002-SEMARNAT-1996, which establishes the maximum permissible limits of contaminants in the discharges of wastewater into urban or municipal sewage system, whereas wastewater discharged into federal receiving bodies such as rivers, lakes or the ground, must comply with NOM-001-SEMARNAT-2021, which establishes the permissible limits of contaminants in wastewater discharges into bodies of water owned by the nation.

In addition, discharging wastewater into a federal receiving body requires a wastewater discharge permit issued by the National Waters Commission (Comisión Nacional del Agua), whereas discharges into sewage system operated by the local public utility may be subject to different permits, registries or licenses, depending on the particular state and municipality on which the relevant facility is located.

Hazardous Waste Management

The Ley General para la Prevención y Gestión Integral de los Residuos (the “LGPGIR”), alongside NOM-052-SEMARNAT-2005, which establishes the characteristics, identification procedure, classification and lists of hazardous waste and NOM-087-SEMARNAT-1995, which establishes the requirements for the separation, packaging, storage, collection, transportation, treatment and final disposal of biological-infectious hazardous waste generated in healthcare facilities, set forth the basic classification of hazardous wastes, which include all wastes with a hazardousness trait (i.e., corrosiveness, toxicity, reactiveness, explosiveness, flammability) as well as all wastes from healthcare services (i.e., blood, tissue, biologic samples, used health equipment).

Any facility on which hazardous wastes are generated in an amount greater than 400 kg per year require a hazardous waste generator registry to be filed before SEMARNAT. In addition, facilities that generate at least 10 tons of hazardous wastes per year, as well as those that generate certain hazardous wastes such as used or expired medicines, blood and its components, tissue and organs, sharp tools that have been in contact with humans or animals (i.e., scalpel, syringes), and the strains and cultures of pathogenic agents generated in diagnostic and research procedures, require a hazardous waste handling plan authorization where the facility’s procedures for handling hazardous wastes are described.

Special Management Waste

Wastes that are not considered hazardous, but are listed as special management waste under LGPGIR or NOM-161-SEMARNAT-2011, which establishes the criteria for classifying Special Handling Waste (Residuo de Manejo Especial) and determining which ones are subject to a Management Plan (Plan de Manejo); the list of such waste, the procedure for inclusion or exclusion from this list, as well as the elements and procedures for the formulation of management plans, including plastic, paper and cardboard in large quantities, metal, electronic wastes, among others, must be covered under a special management waste generator registry filed before the local environmental authority, as well as under a special management waste handling plan, depending upon the local regulations on special management wastes.

Radioactive Substances

The acquisition, storage, use and disposal of radioactive sources in medical and diagnostic procedures is subject to authorization from the SSA in coordination with the National Nuclear Safety and Safeguards Commission (Comisión Nacional de Seguridad Nuclear y Salvaguardias), as well as subject to various NOMs that regulate safety and preventive measures, including NOM-040-NUCL-2016, Radiological Safety Requirements for the Practice of Nuclear Medicine, and NOM-229-SSA1-2002, Environmental Health. Technical Requirements for Facilities, Sanitary Responsibilities, Technical Specifications for X-ray Equipment, and Radiological Protection in Medical Diagnostic X-ray Facilities.

Sanitation Standards

As set forth in the LGS, all hospitals and clinics are subject to various sanitation standards set forth under relevant NOMs such as NOM-016-SSA3-2012, which establishes the minimum infrastructure and equipment characteristics for hospitals and specialized medical care clinics, and must secure the relevant sanitary licenses for each facility.

Construction Licenses

A construction license must be obtained from the applicable municipal authority to develop any healthcare facility. Construction of new healthcare facilities and expansion or major modification of existing healthcare facilities are subject to prior authorization by the municipal authority. In addition, the construction of any hospital or clinic requires a prior review of whether the project is compatible with local zoning regulations, including urban development plans. Specific requirements may vary from municipality to municipality, but are generally focused on reviewing zoning restrictions, and all technical documents detailing the specifics of any project.

Regulation of Mexican Insurance Sector

Healthcare Insurance plan providers in Mexico, such as Dentegra, are regulated and supervised by the CNSF. As a result of the interaction of the providers with their clients, the National Commission for the Protection and Defense of the Users of Financial Services (Comisión Nacional Para la Protección y Defensa de los Usuarios de Servicios Financieros) also regulate and supervise healthcare plan providers in Mexico.

Some of the most relevant regulations applicable to providers are (i) the Ley de Instituciones de Seguros y Fianzas (“Insurance Law”), (ii) the Circular Única de Seguros y Fianzas (“Insurance Regulations”) and (iii) the Insurance Contract Law (Ley Sobre El Contrato De Seguro).

Healthcare plan providers have minimum capital requirements required based on the company’s risk and exposure. The Insurance Law and Insurance Regulations set forth the obligation of the insurance companies to carry out stress tests on a regular basis to evaluate their capital adequacy. The results of such tests shall be reviewed by the board of directors of each insurance company and submitted to the CNSF on a regular basis.

The CNSF has the authority to settle regulations defining the form in which the healthcare plan providers will report and provide evidence of compliance with the solvency capital requirements mentioned above, as well as the procedure to provide the CNSF the information regarding the particular technical characteristics of the internal calculation model adopted by the company.

CNSF’s principal activities in regulating and supervising providers in Mexico include reporting obligations. The main obligations of an insurance company vis-à-vis its regulator are divided within two: (i) the financial obligations, specifically the minimum solvency or liquidity ratios and the technical reserves, and (ii) the reporting obligations to the CNSF.

Healthcare plan providers are required to file before the CNSF certain reports on a monthly, quarterly and annual basis.

Healthcare plan providers must file on a monthly basis the rates charged for the basic insurance products offered to their clients.

The main quarterly regulatory reports include: (i) corporate information, (ii) technical reserves, (iii) capital requirements, (iv) assets and investments, (v) reinsurance and underwriting (if applicable), (vi) financial statements, (vii) statistical information and (viii) third-party transactions.

The main annual regulatory reports include: (i) corporate governance, (ii) reinsurance and underwriting (if applicable), (iii) financial statements, (iv) statistical information related to individual and collective medical expenses insurances regarding accidents and illness, (v) statistical information related to annual statistical information by transaction, line of business and type of insurance, together with reassurance transactions (if applicable) and (vi) third-party transactions.

Regulation of the Peruvian Healthcare Sector

The Peruvian Constitution of 1993 (the “Peruvian Constitution”) recognized a number of rights and guarantees for Peruvian citizens, including, among others, the right to healthcare. The Peruvian Constitution also guaranteed free access to healthcare services through public and private entities. According to the Peruvian Constitution, the government is also responsible for establishing the rules and regulations governing healthcare providers and for supervising the effective functioning of the healthcare system overall. MINSA is the main governmental entity responsible for such oversight.

MINSA primarily carries out such oversight through SUSALUD, a decentralized, technical entity that is a part of MINSA. SUSALUD is responsible for regulating and supervising the activities of all healthcare providers, whether public or private, including IPRESSs and IAFASs.

All IPRESSs must be authorized by the corresponding health direction and then must be registered at SUSALUD to conduct their healthcare services according to complexity level.

All IPRESSs, including Auna’s facilities, must be registered with SUSALUD in the National Registry of IPRESSs. Registrations are valid for a period of three years.

Private IAFASs, such as Oncosalud, must obtain regulatory authorization from SUSALUD for purposes of their corporate organization, which is valid for two years. Once incorporated, private IAFASs must register with and obtain a second regulatory authorization from SUSALUD prior to commencing operations. Such regulatory authorizations are valid for an indefinite term, subject to the recipient’s compliance with the applicable regulations.

Each of the facilities in our Auna Peru and Oncosalud networks is registered as an IPRESS and Oncosalud, as a provider of prepaid oncology plans, is registered as an IAFAS.

SUSALUD’s principal activities in regulating and supervising IPRESSs and IAFASs include:

•	Managing the National Registry of IPRESSs and the Registry of IAFASs;

•	Providing authorization to IPRESSs and IAFASs to operate;

•	Monitoring compliance by IPRESSs and IAFASs with applicable rules and regulations;

•	Identifying unfair terms in the contracts and agreements between IAFASs and their plan members;

•	Conducting administrative proceedings and issuing sanctions against any IPRESS or IAFAS that is not in compliance with applicable rules and regulations; and

•	Instructing the prosecutor’s office to commence civil and/or criminal prosecution of any IPRESS in case of violations of the citizens’ health rights.

In addition to MINSA and SUSALUD, certain other Peruvian authorities have authority over healthcare providers if the activities of such providers fall within their jurisdiction, including regional and local governments in Peru, INDECOPI and the Justice Ministry.

We are subject to extensive laws and regulations, including those related to: the quality and suitability of healthcare facilities and the services provided by healthcare providers; environmental protection and licensing matters; and the protection of personal data and consumer protection, among others, as enacted by various Peruvian authorities.

Quality of Services

IPRESSs. SUSALUD is charged with oversight of IPRESSs and their compliance with legally mandated standards of service and applicable service offering limitations in accordance with their corresponding classification. SUSALUD may also sanction any noncompliant IPRESS. Such sanctions may vary depending on the degree of the infraction and related fines may be up to 500 Tax Units. The applicable Tax Unit for fiscal year 2025 is S/ 5,350. In addition to imposing monetary penalties, SUSALUD may suspend or revoke a noncompliant facility’s registration and order its closure.

The Dirección General de Medicamentos, Insumos y Drogas (“DIGEMID”) under MINSA is charged with oversight of IPRESSs offering pharmaceutical services and their compliance with legally mandated standards of service and obligations to carry certain essential generic medicines. Noncompliant IPRESSs may be sanctioned.

IAFASs. SUSALUD is charged with oversight of IAFASs and their compliance with legally mandated standards of service and obligations under applicable regulations. In addition, SUSALUD may impose sanctions, including fines of up to 500 Tax Units on, and suspend or revoke the regulatory authorization of, any noncompliant IAFAS. SUSALUD may also establish heightened monitoring regimes and recovery plans on noncompliant IAFASs in order to more closely monitor their liquidity levels and encourage the stable management of the funds.

Economic and Financial Related Regulations Applicable to IAFASs

Each IAFAS must comply with the Regulations of Financial Solvency, Technical Obligations and Support Coverage for IAFASs, approved by Superintendence Resolution N° 020-2014-SUSALUD/S as amended by Superintendence Resolution N° 089-2016-SUSALUD/S. This and other regulations establish various requirements, including minimum capital requirements, investment requirements and limitations on asset allocations and indebtedness, among others, in an effort to protect an IAFAS’s assets and financial equilibrium. Under these requirements, Oncosalud must maintain minimum capital reserves of 459 Tax Units. In addition, as of September 30, 2020, Oncosalud is limited from holding more than S/939.1 million (US$247.6 million) of debt. To monitor compliance with these obligations, SUSALUD requires IAFASs to provide certain relevant information relating thereto, including financial indicators, solvency margins and information on indebtedness, on a monthly, quarterly or annual basis, as applicable.

As of December 31, 2024, Oncosalud is in full compliance with all solvency, capital obligations and reporting requirements as provided by the applicable regulations.

Processing of Personal Data

The Peruvian Personal Data Protection Law, enacted by Law N° 29733, applies to personal data stored or intended to be stored in a public or private personal database processed in Peru.

Under these regulations, health data is considered sensitive information and as such, there are a series of requirements that data controllers must comply with in processing, which includes any procedure that facilitates access to, or allows for the sharing and interconnection of, personal health data. Among others, these requirements include:

•	Obtaining the prior written express consent of the individual whose data is being processed;

•

Registering their databases containing personal data and reporting cross-border transfers of such data to the Peruvian National Authority for Personal Data Protection. The creation of such databases must be justified by legitimate purposes;

•	Adopting technical, organizational and legal measures to protect the security of the personal data they hold, which must be appropriate to the nature and purpose of the personal data involved; and

•	Maintaining the confidentiality of the personal data.

Notwithstanding the foregoing, consent of the individual whose data is collected is not required when, under emergency circumstances, the data is processed within the healthcare network for the rendering of healthcare services to such individual, including prevention, diagnosis or appropriate treatment. In addition, such consent is not required when processing is needed for: compelling reasons in the public interest contemplated by law; treatment for public health reasons; or epidemiological or similar studies.

In addition, according to the General Health Law (Law N° 26842) and the Health Records Technical Norms (Ministry Resolution N° 214-2018/MINSA), data related to the provision of healthcare services, including printed or electronic health records, is protected and healthcare facilities and professionals may face administrative, civil or criminal liability for disclosing such information to third parties, subject to certain exceptions. In cases of unauthorized disclosure, the Peruvian National Authority for Personal Data Protection may impose fines against the breaching entity between 0.5 Tax Units and 100 Tax Units depending on the specific violation. In addition, the individual whose data was disclosed may file a claim for damages.

We are in full compliance with personal data protection requirements as provided by the applicable regulations.

Environmental Regulations

Environmental Certification

The Law on the National System for Environmental Impact Assessment (Law N° 27446) and its regulation, approved by Supreme Decree N° 019-2009-MINAM, provides that any public or private investment project that may generate negative environmental impacts is required to have an environmental certification from the corresponding governmental authority approving the Instrumentos de Gestión Ambiental (“IGAs”) used to mitigate the environmental impacts of such investment project. Healthcare facilities are one of the types of investment projects that must have an environmental certification. MINSA is the governmental authority in charge of evaluating and approving IGAs for investments in healthcare facilities. IGAs available to healthcare facilities are Estudio Impacto Ambiental semi detallado (“EIA-sd”) for operations with a considerable environmental impact, or Declaracion Impacto Ambiental (“DIA”) for operations with a minimum environmental impact. Under applicable Peruvian law, IGAs must be updated every five years after the start of the project.

Currently, we have DIAs in place for our investment projects subject to Law N° 27446.

Environmental Administrative Liability

Under Council Resolution Nº 006-2018-OEFA-CD, MINSA can impose sanctions for infractions, including engaging in development activities without obtaining the approval of the corresponding IGA or that do not comply with a development project’s approved IGAs, among others. Sanctions vary from 10 to 30,000 Tax Units and will depend on the potential or real damage to the environment resulting from these infractions. In addition, MINSA can impose other administrative measures, including the suspension of the development, demolition of the project or requiring an update of the IGA.

Radioactive Substances

Article 8 of the Regulations of the Law for the Use of Sources of Ionizing Radiation, approved by Supreme Decree N° 039-2008-EM, provides that IPRESSs that use X-ray equipment need to obtain prior regulatory authorization from the Oficina Técnica de la Autoridad Nacional. In addition, under applicable Peruvian law, each employee involved in operating X-ray equipment must have an operator license, radiological officer license and/or physicist license, as applicable, and must comply with the limits and conditions set forth in their licenses, including the applicable norms related to radiation safety, thereunder. As of the date hereof, we are in compliance with all applicable requirements for the operation of X-ray equipment.

Management of Solid Waste

Article 19 of the Solid Waste Management Law, approved by Legislative Decree N° 1278, modified by Legislative Decree 1501, establishes that La Dirección General de Salud Ambiental (“DIGESA”) under MINSA oversees the regulation, supervision and control of solid waste management by IPRESSs.

Solid waste generated in connection with the operations of IPRESSs can be classified according to its composition and characteristics as: (a) Class A—bio contaminated waste (waste generated as a result of medical treatment and scientific investigation); (b) Class B—special waste (waste with corrosive, flammable, toxic, explosive and/or radioactive characteristics) and (c) Class C—common waste (waste which has not been in contact with patients or with contaminated materials or substances). Under current conditions, food remains from patients with COVID-19 are considered biocontaminated waste.

According to the provisions of the Law on Integral Solid Waste Management, Legislative Decree No. 1278, modified by Legislative Decree 1501, and its regulation Supreme Decree No. 014-2017-MINAM and NTS No. 144-MINSA/2018/DIGESA, modified by Ministerial Resolution No. 250-2022-MINSA, “Integral Management and Handling of Solid Waste from Health Facilities, Medical Support Services and Research Centers,” it is up to the solid waste operating company (“EO-RS”) contracted by the generator to provide external collection, transportation and final disposal service.

Under Peruvian law, IPRESSs are required to separate solid waste according to its characteristics and conditions. Additionally, healthcare facilities have to designate appropriate areas for the adequate storage of solid waste and ensure its treatment and final disposal adheres to applicable regulations, including the hiring of authorized waste disposal companies. Failure to comply with these obligations can lead to the imposition of fines, which can range from 1,000 to 1,500 Tax Units.

Each IPRESS also needs to establish a committee for the integrated management of solid waste and develop and document the following:

•	Initial diagnostic assessment, including a study of the quantity, characteristics, composition, class and technical conditions of the IPRESS’s management of solid waste;

•	Solid waste management plan, which is a part of the IGA and should include actions related to the minimization and management of solid waste;

•	Annual declaration certifying the management of solid waste under its responsibility; and

•	Hazardous solid waste manifest tracking hazardous waste from the point of generation to ultimate disposal.

Failure to provide these documents to DIGESA can be sanctioned with a fine of up to three Tax Units.

We follow the applicable solid waste management procedures for the collection, transportation and final disposal of each type of solid waste established by DIGESA, including through the hiring of authorized waste disposal companies.

Criminal Liability Under Peruvian Law—Healthcare Service Providers

Under the provisions of Law N° 30424, legal entities can be found criminally liable for certain crimes involving public corruption, influence peddling, money laundering, terrorism, financing of terrorism, tax crimes, custom crimes, crimes against archeological monuments, parallel accounting , among others, if the crime in question is committed by an employee, administrator or agent of the legal entity acting in such capacity on behalf of the company.

In addition, under Peruvian law, if the individual responsible for the commission of certain other crimes has been sentenced by a criminal court, legal entities playing an instrumental role in such criminal activity can be subject to criminal proceedings if the relevant crime was committed as part of its business activities or if it was used in the furtherance or concealment of the relevant crime.

For example, Peruvian criminal law provides that an individual who deliberately spreads dangerous or contagious diseases may face a penalty of three to 10 years of imprisonment and if such act results in severe injury or death, the penalty is increased to 10 to 20 years of imprisonment. In addition, the deliberate violation of sanitary regulations established by law or by a public authority is punishable by six months to three years of imprisonment and a fine.

If found guilty during criminal proceedings related to crimes under the provision of Law N° 30424, legal entities may be subject to sanctions, including: temporary or permanent closure of the legal entity’s business establishments; dissolution and liquidation of the legal entity; suspension of the legal entity’s business activities for up to two years; a permanent ban from the business activity related to the applicable crime; and fines.

Construction Licenses

A construction license must be obtained from the applicable local municipal government to build any healthcare facilities. Regulations relating to infrastructure, accessibility, safety, seismic resistance, and equipment of healthcare facilities issued by MINSA and the provisions of Chapters A.050, A.120, A.130 and E.030 of the National Regulations for Construction, approved by Supreme Decrees N° 011-2006-VIVIENDA, N° 010-2009-VIVIENDA N° 011-2012-VIVIENDA, , N° 017-2012-VIVIENDA and N° 002-2014-VIVIENDA, as amended, will apply to such process. The applicable requirements vary depending on the type of healthcare facility being built. These requirements generally focus on the location of the proposed facility, including the related risk of natural disasters in the area, adequate architectural design and structure, access to utilities and adequate backup systems, protection systems against fires, floods and power outages, and other factors that may have a negative impact in the provision of healthcare services.

Regulation of the Colombian Healthcare Sector

Law 100 of 1993 established a mandatory healthcare insurance coverage system, the SGSSS.

The SGSSS is governed by MinSalud and supervised by SUPERSALUD. In addition, the following governmental entities have the power to enact regulations applicable to IPSs:

•	Congress through the enactment of laws;

•	the President of the Republic through the issuance of regulatory decrees;

•	MinSalud through the issuance of regulatory decrees, resolutions and circulars; and

•	local governmental entities through the issuance of resolutions and circulars.

•

All IPSs must obtain (i) registration before the Special Registry of Health Services Providers (Registro Especial de Prestadores de Servicios de Salud) that is managed by MINSALUD and (ii) clearance (habilitación) for the health services they aim to provide. The departmental or municipal government in the jurisdiction in which the IPS is located are the authorities with the authority to grant clearance in compliance with nationally defined standards.

•	The Special Register of Health Service Providers acts as the operating license for each IPS and must be renewed every 4 years.

•

MinSalud’s Resolution 3100 of 2019 (“Resolution 3100”) sets forth the national standards IPSs must comply with. Resolution 3100 includes new requirements for infrastructure of healthcare facilities, medical personnel, minimum solvency ratio and limits on overdue commercial debt and unpaid wages. These new national standards went into effect on May 29, 2020, providing IPSs with a 6-month transition period to be in compliance with Resolution 3100. The last amendment to Resolution 3100 was made by Resolution 648 of 2023, which extended the transition period for IPS.

•	IPSs are classified based on geographic coverage and the degree of complexity in the healthcare services they provide. Based on geographic coverage, IPSs are classified as:

○	Local: applicable to IPSs providing healthcare services at the municipal, district or metropolitan level;

○	Sectional: applicable to IPSs providing healthcare services at the departmental level; or

○	National: applicable to IPSs providing healthcare services in more than one department.

•	Based on the degree of complexity in the healthcare services they provide, IPSs are classified as:

○	Low: applicable to IPSs providing low-complexity care by general, technical and auxiliary professional medical staff;

○	Medium: applicable to IPSs providing medium-complexity care by specialized medical professionals; or

○	High: applicable to IPSs providing high-complexity care by specialized and subspecialized medical professionals.

•

Our facilities in Colombia, as IPSs, are subject to extensive laws and regulations, including those related to: market entry; the quality and suitability of healthcare facilities and the services provided by IPSs; accounting and financial matters; public health matters; and business crisis resolution and market exit, among others.

•

SUPERSALUD is also responsible for supervising the activities of all IPSs, whether public or private, including our facilities in Colombia. SUPERSALUD has the power to intervene and take possession of the business of the IPS, either with the purpose of administering or liquidating it when:

○	it has suspended payment of its obligations;

○	it has refused the demand made in due form to submit its files, accounting books and other documents to the inspection of SUPERSALUD;

○	it has refused to be interrogated under oath in connection with its business;

○	it repeatedly fails to comply with the orders and instructions duly issued by SUPERSALUD;

○	it persists in violating its by-laws or any law;

○	it persists in handling business in an unauthorized or unsafe manner, and

○	its net worth is reduced below 50% of its subscribed capital.

•	It should be noted that the entry and permanence of IPSs in the SGSSS requires that IPSs comply with certain conditions of equity and financial sufficiency including, among others:

○	that the total equity of the IPS be above 50% of the capital stock;

○	in the event of non-compliance with mercantile obligations overdue for more than 360 days, the accumulated value of such obligations should not exceed 50% of current liabilities; and

○	in the event of non-compliance with labor obligations overdue for more than 360 days, the accumulated value of such obligations must not exceed 50% of the current liabilities.

Pricing and Quality of Services

Pricing. The majority of healthcare services in Colombia are not subject to price controls, and IPSs are free to negotiate the prices paid for different services with payers. However, in some cases, such as traffic accidents, natural disasters, terrorist attacks and other catastrophic events, rates are mandated by regulation. Such rates serve as a point of reference for the pricing of healthcare services generally.

In addition, the sale of medicines is subject to price controls under Circular 3 of 2013 of the Comisión Nacional de Precios de Medicamentos y Dispositivos Médicos (National Commission for Prices of Medicines and Medical Devices) in Colombia.

Quality. The Colombian regulatory framework also provides incentives for IPS to implement voluntary mechanisms to monitor and supervise the quality of services that they provide, such as audits, an accreditation relating to compliance with scientific, financial and other technical requirements applicable to IPSs and participation in a public database used to provide disclosure about individual IPSs and the SGSSS as a whole. Although implementation of these measures is voluntary, IPSs are incentivized to incorporate them into their operations because applicable regulations provide that they in doing so they will be considered a preferred provider by EPSs when contracting for healthcare services.

Financial Matters and Competition

Financial matters. Any modifications to an IPS’s by-laws related to the decrease of capital or expansion of the corporate purpose to activities not related to the provision of health services must be approved by SUPERSALUD. SUPERSALUD also has the authority to force an insolvent IPS into liquidation and apply other measures through forced administrative intervention when such IPS materially fails to comply with the applicable SGSSS regulation or upon an institutional crisis amounting to severe financial or operational consequences threatening the continuity and quality of the healthcare services it provides.

Competition. Article 333 of the Colombian Constitution, Law 155 of 1959, Decree 2153 of 1992, Law 296 of 1996, Law 1340 of 2009 and Resolution SIC No. 2751 of 2021 regulates competition in the Colombian market. In addition to this framework, IPSs are also regulated by Decree 780 of 2016 (“Decree 780”), which regulates competition in the healthcare services market. Pursuant to these laws, IPSs are prohibited from entering into agreements or otherwise acting in a manner that has the purpose or effect of preventing, restricting or distorting free competition within the healthcare services market. In addition, IPSs are prohibited from abusing a dominant position in the market through predatory pricing, discrimination or bundling. An IPS which has the capacity to unilaterally determine, directly or indirectly, market conditions is deemed to have a dominant position.

Data Protection

IPSs are subject to various personal data protection laws and regulations in Colombia. Law 1581 of 2012 (“Law 1581”) includes obligations relating to the collection and processing of personal data. Under Law 1581, IPSs must obtain prior, express and informed consent from individuals whose data is collected and qualified consent for processing sensitive personal data. In addition, under Decree 1074 of 2015, IPSs with total assets above 100,000 Tax Value Units (“TVU”) must register their databases in the National Database Registry before the SIC, the national data protection authority in Colombia. The applicable TVU for fiscal year 2025 is COP 49,799 (US$12.22) as stated in the Resolution 000193 of December 4, 2024 of the National Directorate of Taxes and Customs. IPSs – including its administrators – must also implement a privacy policy setting guidelines for data processing and ensure all data subjects have access to the policy, adopt internal controls for processing and safekeeping personal data and follow certain guidelines for personal data transfers and transmissions. IPSs are also required to report security breaches when personal information is involved before the SIC. In case IPSs use artificial intelligence tools, they must ensure that such tools are transparent, allowing users to understand how their data is used. Likewise, IPSs must carry out privacy impact assessments before implementing AI systems, ensuring that there is no discrimination or bias in the processing of information.

Law 1266 of 2008 regulates the processing of credit and financial data. It requires data controllers to maintain such data pursuant to strict security measures and confidentiality standards, obtain consent prior to modifications and disclosure of the data and only use data for purposes identified in a privacy policy or notice.

Additionally, in their administration of medical records, IPSs must comply with sector-specific rules for processing health data, including Resolution 839 of 2017, Law 1438 of 2011, Decree 780 and Resolution 1995 of 1999. These include rules related to minimum information requirements for medical records, such as the patient’s name and date of birth; limits on when and how such records may be accessed and by whom; and the length of time IPSs must maintain these records. In addition, in an effort to promote the authenticity, integrity, availability and preservation of the data, IPSs are obligated to use a unified electronic medical records system managed by the Colombian government for processing medical records.

Environmental Regulations

IPSs are subject to various international, national and local environmental regulations, including those related to the use of natural resources, radioactive substances, disposal of waste and medicines. Fines and other administrative measures may be imposed on noncompliant IPSs. Depending on the severity of the breach, according to Law 2387 of July 25, 2024, sanctions may include daily fines of up to 100,000 times the Colombian minimum wage (approximately US$3.4 million taking into account the Colombian minimum wage for 2025) temporary or permanent closure of the facility, revocation of the applicable environmental license, authorization, concession, permit or registration, seizure of property used for the environmental breach, community service and/or if applicable, demolition of construction sites.

Management of non-domestic wastewaters

IPSs connected to the public sewage usually discharge their non-domestic wastewaters to the sewage network, which requires physically and chemically treating such waters before they are discharged to the network to be able to comply with the standards set forth in the Resolutions issued by the Ministry of Environment and Sustainable Development. Failure to comply with such standards may trigger the imposition of preventive measures, such us the suspension of the activities relating to the discharges and/or the imposition of sanctions as described above.

Management of hazardous waste

IPSs must comply with regulations establishing procedures for the management and disposal of hazardous wastes generated by its activities. Such regulations include: (i) Law 430 of 1998, which includes provisions regulating the collection, storage, transport and final disposal of hazardous wastes, (ii) Law 1252 of 2008, which provides prohibitive environmental regulations concerning hazardous wastes, (iii) Decree 1076 of 2015, which further regulates the collection, generation, management and disposal of hazardous wastes, and (iv) Resolutions issued by the Ministry of Environment and Sustainable Development, which specify the requirements, times and procedures related to the management of hazardous wastes. Under Colombian law, IPSs may be held liable for environmental damages caused by their improper management, transportation and/or disposal of hazardous wastes. IPSs, as producers of hazardous wastes, must categorize wastes using special laboratories authorized for this purpose by the Colombian government and communicate the category attributable to waste to those responsible for the storage, collection, transportation, treatment or final disposal of such waste. IPSs must also ensure that the third parties they contract to dispose of their hazardous waste are duly authorized to handle and manage the relevant types of waste. Any breach committed by such third parties in connection with the management and/or disposal of the hazardous wastes generated by IPSs may imply the joint liability of the latter.

Environmental liabilities

Law 2327 of 2023 establishes that any person or company will be required to remediate the environmental liabilities it generates. The law defines environmental liabilities as “the environmental impacts caused by anthropic activities, whether directly or indirectly by a person or company, authorized or not, cumulative or not, that can be measured, located and geographically delimited, that generate an unacceptable level of risk to life, human health or the environment, as established by the Ministry of Environment and Sustainable Development and the Ministry of Health, and for whose control there is no environmental or sectoral instrument.” The Ministry of Environment and Sustainable Development is further regulating the provisions of this law to set forth a specific procedure for the remediation and/or correction of environmental liabilities. Therefore, Law 2327 of 2023 is not yet applicable.

Radioactive substances

The acquisition, storage, use and disposal of radioactive sources in medical and diagnostic procedures is subject to regulation enacted by the Ministry of Mines and Energy. This includes regulations related to the operation of X-ray equipment and the dosimetry of radioactive substances for medical treatment. As of the date hereof, we are in compliance with all applicable requirements for the operation of X-ray equipment and the dosimetry of radioactive substances for medical treatment.

Sanitation standards

As set forth in Law 9 of 1979, IPSs must comply with sanitation standards provided by the National Health Code. Additionally, Decree 780 sets forth regulations related to public health matters applicable to IPSs in their capacities as actors within the SGSSS, including regulations related to the sterilization of operating rooms and medical instruments.

Failure to comply with the National Health Code and Decree 780 may result in administrative sanctions, including fines and temporary or permanent closure of noncompliant IPS facilities.

Construction Licenses

A construction license must be obtained from the applicable local municipal government to build and operate any healthcare facility. The construction of new healthcare facilities and expansion or modifications of existing healthcare facilities (including structural matters and reinforcements) are subject to prior authorization by the applicable local planning office or Curaduría Urbana (depending on its location) based on local urban plans and zoning regulation. The applicable requirements vary depending on the local jurisdiction but generally focus on the location of the proposed facility, including zoning restrictions on type of facilities, mitigation measures, mandatory areas for public spaces and adequate architectural design and structure.

C. Organizational Structure.

A simplified organizational chart showing our corporate structure is set forth below.

See also Exhibit 8.1 to this annual report, which contains a list of our subsidiaries.

D. Property, Plants and Equipment.

Properties

We own and operate hospitals and clinics in Mexico, Peru and Colombia.

The following table sets forth additional information with respect to the main facilities in our Mexican network as of December 31, 2024:

Facility	Location	Owned / Leased	Type	Complexity Level	No. of Beds	Outpatient Offices	Surgery Rooms	Emergency Rooms	Specializations
OCA Hospital	Monterrey	Owned	Hospital	High	261	149	14	23	36
Doctors Hospital	Monterrey	Owned	Hospital	High	301	225	16	25	37
Doctors Hospital East	Monterrey	Owned	Hospital	High	146	50	11	17	35

The following table sets forth additional information with information of the hospitals and clinics in our Auna Peru network as of December 31, 2024:

Facility	Location	Owned / Leased	Type	Complexity Level	No. of Beds	Outpatient Offices		Surgery Rooms	Emergency Rooms	Specializations
Clínica Delgado	Lima	Owned (1)	Hospital	High	164	77		8	40	57
Clínica Chiclayo	Chiclayo	Owned	Hospital	Medium	68	30		4	12	40
Clínica Vallesur	Arequipa	Owned	Hospital	Medium	65	24		4	12	42
Clínica Miraflores	Piura	Owned	Hospital	Medium	47	31	(2)	2	10	33
Clínica Bellavista	Callao	Owned	Hospital	Medium	23	13		2	9	30
Clínica Camino Real	Trujillo	Owned	Hospital	Medium	8	13		1	—	33
Servimédicos	Chiclayo	Owned	Clinic	Low	—	15		—	—	26
Cantella	Lima	Owned	Clinic	Low	—	4		—	—	1
Auna Benavides	Lima	Owned	Clinic	Low	—	3		—	—	1
Laboratorio Guardia Civil	Lima	Leased	Laboratory	Low	—	—		—	—	1

(1)

We own the facility and have the right to use, enjoy and encumber the surface of the land on which Clínica Delgado sits via a surface rights agreement. See Item 10C. “Material Contracts—Surface Rights Agreement.”

(2)	Includes outpatient offices at Centro de Consulta Monteverde.

The following table sets forth additional information with respect to the main facilities in our Colombian network as of December 31, 2024:

Facility	Location	Owned / Leased	Type	Complexity Level	No. of Beds	Outpatient Offices	Surgery Rooms	Emergency Rooms	Specializations
Clínica Las Américas	Medellín	Owned	Hospital	High	368	22	10	107	38
Instituto de Cancerología (1)	Medellín	Owned	Clinic	High	—	39	—	—	24
Clínica del Sur	Medellín	Owned	Hospital	High	154	12	6	42	19
Clínica Portoazul	Barranquilla	Owned	Hospital	High	184	18	11	43	54
Clínica IMAT Oncomédica	Montería	Owned	Hospital	High	425	39	7	35	56
Centro Médico Arkadia	Medellín	Owned	Clinic	Low	—	36	—	—	46
Centro Médico City Plaza	Envigado	Owned	Clinic	Low	—	4	—	—	7
Centro Mastologia San Fernando	Medellín	Owned	Clinic	Low	—	1	—	—	3
LMLA—San Fernando	Medellín	Owned	Laboratory	Low	—	—	—	—	1
LMLA—Platinum	Medellín	Owned	Laboratory	Low	—	—	—	—	1
LMLA—Viscaya	Medellín	Leased	Laboratory	Low	—	—	—	—	1
LMLA—Laureles	Medellín	Leased	Laboratory	Low	—	—	—	—	1
LMLA—Llanogrande	Llanogrande	Leased	Laboratory	Low	—	—	—	—	1

(1)	Overnight stays for Instituto de Cancerología patients are provided at Clínica Las Américas
(2)	Considers Torre Médica (21) and Centro Médico City Plaza (5)

The following table sets forth additional information with respect to our Oncosalud facilities as of December 31, 2024:

Facility	Location	Owned / Leased	Type	Complexity Level	No. of Beds	Outpatient Offices	Surgery Rooms	Emergency Rooms	Specializations
Clínica Oncosalud (1)	Lima	Owned	Hospital	High	75	—	3	4	23
Clínica Guardia Civil	Lima	Leased	Hospital	Medium	34	24	3	8	40
Oncosalud San Borja (1)	Lima	Owned	Clinic	Low	—	22	—	—	23
Oncosalud San Isidro (1)	Lima	Owned	Clinic	High	—	3	—	—	1
Centro de Bienestar Auna	Lima	Owned	Clinic	Low	—	25	—	—	1

(1)	Radiotherapy treatments and outpatient consultations for Clínica Oncosalud are provided at Oncosalud San Borja and Oncosalud San Isidro.

Intellectual Property

Trademarks

In Mexico, ownership of trademarks can be acquired only through a validly approved registration with the Instituto Mexicano de la Propiedad Industrial. A trademark registration is granted for a term of 10 years from the date on which the grant becomes enforceable and can be renewed for successive 10-year periods.

As of December 31, 2024, we own 89 valid, registered trademarks in Mexico. The main trademarks we use in our operations are “Doctors Hospital Auna,” “OCA Hospital Auna,” “Doctors Hospital East Auna” and “Dentegra Seguros Dentales,” noting that “Dentegra Seguros Dentales” is used under a license.

In Peru, ownership of trademarks can be acquired only through a validly approved registration with INDECOPIA trademark registration is granted for a term of 10 years from its grant date and can be renewed for successive 10-year periods.

As of December 31, 2024, we own 159 valid, registered trademarks in Peru. The main trademarks we use in our operations are “Auna,” “Oncosalud” and “Clínica Delgado Auna.”

In Colombia, ownership of trademarks can be acquired only through a validly approved registration with the SIC. A trademark registration is granted for a term of 10 years from the date on which the grant becomes enforceable and can be renewed for successive 10-year periods.

As of December 31, 2024, we own 161 valid, registered trademarks in Colombia. The main trademarks we use in our operations are “Clínica Las Américas,” “Clínica Portoazul,” “Instituto de Cancerología Las Américas” and “Clínica IMAT Oncomédica Auna.”

Environmental, Social and Governance Matters

At Auna, we care and take care. We apply this not only to our employees and patients, but also to the communities in which we operate, contributing to their development and well-being while keeping in mind each country’s unique environmental, social and governance (“ESG”) needs. We are aware that transforming health in Latin America is a challenge that involves the growth of companies in an interdependent manner with society and the environment. We are convinced that the challenge is not limited to taking care of health from a medical and scientific point of view, but also involves contributing to the comprehensive well-being of society, supporting the development of the communities in the regions where we operate and protecting the environment.

In 2024, we continued our commitment to ESG management by assessing and identifying ESG issues, including compliance, anti-bribery procedures, occupational health and safety, data privacy, diversity and inclusion, supplier ESG evaluations, social impact, waste management, carbon footprint measurement, and eco-efficiency. Our ESG Regional Committee, with members representing various areas across Peru, Colombia, and Mexico, supported the development of our ESG strategy. We enhanced employee knowledge of sustainability through education and internal communication, including the launch of the virtual course “Sustainable Auna” for all employees. Additionally, we implemented ESG criteria for critical suppliers, establishing guidelines focused on human rights, pollution prevention, and personal data management. We concluded the year with the deployment of virtual MVP training on ESG management for a select group of critical suppliers, piloting the initiative.

Environmental

We care and take care of our environment. As a healthcare company, we are aware of the effects that climate change can have on the health of our employees, patients, members and communities, and we acknowledge the crucial role that businesses play in the fight against climate change. Consequently, we are committed to managing our environmental impacts responsibly. In line with that commitment, our sustainability strategy focuses on addressing our environmental governance, waste management, eco-efficiency and carbon footprint. In 2025, we will measure the 2024 carbon footprint for 100% of our operations across Peru, Mexico, and Colombia, establishing a standardized tool to track and measure our greenhouse gas emissions and set the baseline for future reduction plans. Additionally, in most of our facilities we have implemented eco-efficiency initiatives, water quality monitoring processes (including water treatment, sample evaluations, and tank cleaning), and waste management programs that focus on both non-hazardous and hazardous waste, ensuring proper handling, segregation, and disposal.

Social and Governance

We care and take care of developing health and promoting well-being in our communities. We promote healthcare and prevention supported by scientific knowledge and medical research to help people live longer and healthier lives.

Auna is also committed to expanding quality access to healthcare in the countries in which we operate. In 2024, we were able to bring this promise to Peru, Mexico and Colombia by impacting over 84,143 individuals through the various social projects we deployed, including by providing blood donations, mammograms, cleft lip and palate surgeries and healthcare education through campaigns, among others.

We are also committed to ensuring that all of our employees, patients, members and users are treated with the same degree of respect, empathy and compassion. To this end, we began our diversity initiative in 2022 by laying the groundwork with the approval of our diversity and inclusion policy and the formation of our diversity committee. We have continued our efforts throughout 2023 and 2024 with different trainings and campaigns covering a wide range of topics such as diversity, inclusion and sexual harassment prevention, which have helped us bring our diversity and inclusion management to life at all levels of our organization.

Employees and Medical Staff

As of December 31, 2024, we had 14,842 employees in Peru, Colombia and Mexico, including 8,701 medical personnel, which includes physicians, nurses and technicians. Approximately 1.6% of our employees were part-time employees, the majority of which are physicians that are hired on a fee-for-service basis. We are subject to various laws that regulate wages, hours, benefits and other terms and conditions relating to employment. As of December 31, 2024, 1,204 of our employees were members of labor unions in Mexico and none of our employees were members of labor unions in the other countries where we operate. For more information, see “Item 6. Directors, Senior Management and Employees—D. Employees.”

Our hospitals and clinics, like most institutions in the industry, have experienced rising labor costs. In Peru, Colombia and Mexico, attracting and retaining qualified medical personnel, in particular nurses, has become a significant operating issue for healthcare providers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our performance depends on our ability to recruit and retain quality medical professionals, and we face a great deal of competition for these professionals, which may increase our labor costs and negatively impact our results of operations.” To address this challenge, we have implemented several initiatives to improve retention, recruiting, compensation programs and productivity, including:

•	Flexible and highly competitive compensation mechanisms for physicians;

•	A new training and support plan for nurses that includes professional development, a mental health program, and wellness courses; and

•

A corporate professional growth and development program called CRESER, which aims to develop talent within our corporate and administrative unit by providing a clear, structured career path for high-potential employees.

Our hospitals and clinics are staffed by licensed physicians, including physicians employed by us, physicians working as independent contractors and physicians who are hired through contracts that we have with certain medical groups or doctors’ associations in Peru, Colombia and Mexico. Any licensed physician may apply to be accepted to the medical staff of any of our hospitals or clinics, but each facility’s medical staff and the appropriate governing board of such facility, in accordance with established credentialing criteria, must approve the addition of each physician to the staff.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements, and the notes thereto included elsewhere in this annual report and the information presented under “Presentation of Financial and Other Information.”

This annual report contains forward-looking statements that reflect our plans, estimates and beliefs, and involve risks, uncertainties and assumptions. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this annual report, particularly under “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

A. Operating Results

Overview

Our mission is to lead the transformation of healthcare throughout SSLA by expanding access to millions of Latin Americans and delivering high-quality, value-based, high-complexity, and affordable care, providing lifelong engagement for our population through both digital and physical channels.

We operate hospitals and clinics in Mexico, Peru and Colombia and provide prepaid healthcare plans in Peru and Mexico. Our focus lies in providing access to healthcare, prioritizing prevention and concentrating on some of the high-complexity diseases that contribute the most to healthcare expenditures, such as oncology, traumatology and orthopedics, cardiology and neurological procedures. Our model offers an accessible and integrated healthcare experience to a broad segment of the population in the markets we serve. We offer an end-to-end healthcare ecosystem that provides our members and patients with access to lifelong healthcare and various healthcare plan options, which empowers them to be in control of their own health journey, while offering them exceptional patient experiences and medical resolutions in their disease care. Our care delivery approach reflects our human-centered and patient-obsessed lens.

Our unique operating model is what we call the “Auna Way.” The Auna Way is our approach to effectively managing our businesses and operations; and creating high value for patients, families and our staff. It is our corporate DNA, our organization’s spirit and our deeper meaning; the one we revert to for clarity of action.

Our mission is underpinned by the Auna Way’s key pillars:

(i)

We are committed to amplifying access to a lifelong ecosystem of health and well-being, prioritizing prevention through our healthcare plans by offering 38 plans focused on prevention and covering preventative services in the majority of the plans we offer and focusing on the few diseases that are the biggest part of healthcare expenditures. We provide our users with lifelong care for families, which we believe makes us many patients’ preferred healthcare partner. We want to lead the improvement of access to healthcare by bringing affordability and immediacy to a large portion of the populations we serve.

(ii)

Our patient-centric approach prioritizes the person, the patient and family, and we strive to deliver Auna to their service. We ease patient engagement and support life journeys through health and disease, from prevention to early detection, to early treatment, to disease management and recovery.

(iii)

We aim to provide medical services through evidence-based medicine, with patient well-being as the ultimate benchmark of quality and success. We are laser-focused on high-complexity care and are establishing regional Centers of Excellence in strategic high-complexity diseases. High-complexity care relates to highly specialized medical care, including specialized equipment and expertise, usually provided over an extended period of time, that involves advanced and complex diagnostics, procedures and treatments performed by medical specialists in state-of-the-art facilities. We have established Auna as a leading provider of cancer management in Mexico, Peru and Colombia and seek to equal these capabilities in cardiology, neurology and emergency trauma. Although we are subject to limitations from the dearth of state-of-the-art medical equipment and devices in certain fields, our aim is to continue scaling, outperforming and deploying end-to-end solutions and attend to the robust market demand for superior healthcare solutions in the markets where we operate.

(iv)

We aim to standardize and scale first-in-class medical protocols for increased predictability and better outcomes, to establish care ecosystems through our horizontal integration and to increase population health-based offerings and unlock access to health, through our vertical integration. We leverage technology to enhance our traditional healthcare platform, delivering an innovative healthcare experience that includes an online platform through which we can share patient data and manage all aspects of the patient relationship, while allowing us to efficiently expand our reach.

(v)

We focus on deliberate growth. We focus on, and want to continue, growing organically by optimizing assets and concentrating capacity usage towards higher complexity in an optimal manner. Our deliberate growth is also reflected in the strategy, “land, expand and integrate,” which we implement when we enter a new market. Through this strategy, we focus on targets that result in the acquisition of significant market share, providing us with many benefits, among them bargaining power with suppliers and insurance companies. We have leveraged this strategy to enter key cities in Colombia and Mexico and will seek to leverage it in the future to continue our deliberate growth. While integrating the operations of the facilities and healthcare plans we acquire comes with its challenges, we seek to leverage our experience in prior acquisitions to further our goal of growing inorganically in our geographies.

(vi)

Our operations rest on the solid foundation of our organizational culture, as all we achieve depends on our strongest asset: our people. Every person at Auna embodies our principles of caring for patients, families, members and staff; transforming healthcare in our region; being passionate about human-centeredness and excellence; and we believe surprising with a superb and seamless healthcare experience. These cultural principles contribute to our institutional excellence in the pursuit of the best possible outcomes, which the reputation of our brands and the success of our business depend on.

This combination of mission, values and practices put in place within our organization is what truly defines the Auna Way. See “Item 3. Key Information—D. Risk Factors” For the risks and challenges we face as we operate in pursuit of the Auna Way.

Segment Reporting

Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. We have determined that our reportable segments are: (i) Oncosalud Peru, (ii) Healthcare Services in Peru, (iii) Healthcare Services in Colombia and (iv) Healthcare Services in Mexico. Our Oncosalud Peru segment consists of our prepaid healthcare plans and oncology services provided at our Oncosalud Peru segment facilities, including services provided under our prepaid plans and third-party healthcare plans and paid for out-of-pocket by our patients. Our Healthcare Services in Peru segment consists of healthcare services provided at any of our facilities in Peru other than those in the Oncosalud network. Oncosalud Peru is a payer to Healthcare Services in Peru, as are other third-party payers, for oncology and general healthcare services provided to it by our Healthcare Services in Peru segment, and the cost of such services are reflected as a cost to our Oncosalud Peru segment and a revenue to our Healthcare Services in Peru segment in our segment reporting. Our Healthcare Services in Colombia segment consists of healthcare services provided at any of our facilities in Colombia. Our Healthcare Services in Mexico segment consists of healthcare services provided at any of our facilities in Mexico and dental and vision insurance plans. In connection with our acquisition of Grupo OCA in October 2022, we added the Healthcare Services in Mexico segment to our reportable segments beginning with the fourth quarter of 2022. The accounting policies we follow for these segments are the same as those for the Company on a consolidated basis.

Factors Affecting Our Results of Operations

We believe that the most significant factors affecting our results of operations include:

•

Utilization and Mix of Healthcare Services. One of the most important factors affecting our financial condition and results is the rate of utilization of the healthcare services provided to our patients, including the number of outpatient consultations, emergency services, surgeries and hospitalizations that we provide in a period, as well as our ability to adequately cross-sell complementary services such as pharmaceutical, diagnostic imaging and clinical laboratory services. We calculate utilization as (i) (x) the total number of days in which any of our beds had a hospitalized patient during the period divided by (y) the total number of beds, times (ii) the total number of days during the period. Our utilization rates are also affected by the number of third-party payers for which our facilities are considered in network. As the number of third-party payers for which we are in network for increases, so does our patient population and consequently our utilization rates. As our utilization rates increase, so does our revenue and our margins because it allows us to increase our economies of scale, as our asset base is largely a fixed cost. Likewise, if utilization rates decrease, so do our margins, and because a portion of our costs are essentially fixed, higher utilization rates drive higher margins in our business. The mix of healthcare services provided in a period also impacts our revenue, as we derive higher revenue from high complexity procedures, such as complex surgeries, rather than lower complexity procedures.

•

Acquisitions. Since 2019, we have completed six acquisitions, including the acquisition of a controlling stake in Clínica Portoazul in Barranquilla, Colombia in September 2020, the acquisitions of OncoGenomics and Posac in October 2021, the acquisition of 70% of the shares of IMAT Oncomédica in Montería, Colombia in April 2022, the acquisition of Grupo OCA in Monterrey, Mexico in October 2022 and the acquisition of Dentegra in Mexico in February 2023. The results of each entity have been consolidated into our results of operations from their respective dates of acquisition, which may affect comparability of our results period-to-period. A substantial majority of our revenue growth since 2019 is attributable to acquisitions.

•

Growth of Oncosalud Products and Membership and Balanced Age Demographic. Increasing the total number of Oncosalud products and plan members is vital for the continued growth of our business. As we increase our plan member population, the rate of cancer and other disease incidence among our plan members generally stays steady or increases at a stable pace. Through new plan members, we obtain additional resources to treat our plan members that are diagnosed with cancer and other diseases and are able to spread the costs of treatment across a larger population, while also increase our profitability. In addition, we seek to maintain a balanced age demographic in our member population. Younger patients pay lower plan rates, which tends to lower our average revenue per plan member, but their likelihood of being diagnosed with cancer and other diseases is significantly lower, which reduces our expected average medical cost per plan member in any given period. Additionally, expected lifetime revenue is greater for younger plan members. As of December 31, 2024, the average age of our oncology plan members was 37.6 years, and the average age of our general healthcare plan members was 33.8 years. Keeping a balanced mix of younger and older patients helps us manage our revenue and costs.

•

Medical Inflation. Our financial condition and results are driven by our ability to (i) control the costs of providing healthcare services, including oncology services, (ii) appropriately price healthcare plans in our Oncosalud Peru segment and dental and vision plans in our Healthcare Services in our Mexico segment and (iii) pricing strategies in our healthcare networks. Our strong reputation in the market also depends on our having access to the newest technologies and medicines to diagnose and treat our patients, all of which can be expensive, and therefore places upward pressure on our costs. Moreover, we face significant competition for qualified medical personnel in Mexico, Peru and Colombia, which may require us to increase salaries and other benefits provided to our personnel. If we are unable to continue providing care while managing these cost increases, our operating profit could decline or we may be required to pass these cost increases onto our payers via the pricing of our products and services, which could make our products and services less attractive, and also impact our profitability. We continually focus on balancing the pressures of medical inflation with the benefits of providing the best quality healthcare services at affordable prices in order to continue to build the strength of our brands, which helps us grow our revenues and manage our costs.

•

Expansion of Our Network. Our ability to expand our network of healthcare facilities is one of the most important factors affecting our results of operation and financial condition. Historically, our business growth has been primarily driven by planning and building new hospitals or expanding existing hospitals and by acquiring new hospitals from third parties, and we expect these activities to continue to be key drivers for our future growth. Each additional facility that we develop or acquire increases the number of patient cases treated in our network and contributes to our continued revenue growth. However, building new hospitals requires several years of capital expenditures and ramp up of operations prior to a facility becoming profitable, and it takes time and resources to integrate new hospitals acquired from third parties into our existing networks.

•

Foreign Exchange Rates. Our presentation currency is the Peruvian sol, and therefore we present our consolidated financial information in Peruvian soles. The functional currency of our operations is associated with the countries in which we operate. During the year ended December 31, 2024, we generated 27.1%, 40.2% and 32.7% of our revenue in Mexican pesos, Peruvian soles and Colombian pesos, respectively. This generates an exchange rate risk due to the possibility that the depreciation of the Mexican peso or Colombian peso against the Peruvian sol, which is our reporting currency, may cause the results of the applicable subsidiaries to be reduced once converted into Peruvian soles and therefore, impact our consolidated results. In addition, a significant portion of our debt is U.S. dollar-denominated. Although we have entered into hedging arrangements with respect to all of our material U.S. dollar-denominated debt and throughout the three countries where we operate, we recognize gains and losses from this debt and the related hedging instruments resulting from exchange rate differences between Mexican pesos, Peruvian soles, Colombian pesos and U.S. dollars in profit or loss, depending on the net liability position in a foreign currency other than the functional currency in each country in which we operate.

Components of Our Results of Operations

Total Revenue from Contracts with Customers

Total revenue from contracts with customers. We generate revenue from (i) the sale of healthcare services, which occurs in all of our segments, (ii) the sale of medicines, which also occurs in all of our segments, (iii) insurance revenue on our healthcare plans in our Oncosalud Peru segment and (iv) insurance revenue earned on our dental and vision insurance plans in our Healthcare Services in Mexico segment.

Healthcare services. The revenue we generate from the sale of healthcare services is recognized as services rendered to our patients and includes amounts related to the services provided as well as the products and supplies used in providing such services. The price of healthcare services is determined by the rates set forth in reimbursement arrangements that we have with individual healthcare providers for patients that have healthcare coverage or by reference to our standard rates for patients that do not have healthcare coverage and are generally paying out-of-pocket.

Sales of medicines. The revenue we generate from the sale of medicines is recognized when medicines are provided to our customers and in cases when our patients are hospitalized, when medicines are administered to them.

Healthcare plans in Peru. We sell prepaid healthcare plans in Peru to plan members for one-year terms, which are automatically renewed and adjusted for price increases at the end of the term, unless terminated by either party. Most of our plan members make payments pursuant to these plans on a monthly basis, while a smaller percentage of them make payments on an annual basis. The insurance revenue we receive from the sales of healthcare plans is recognized as revenue proportionally during the period in which a patient is entitled to healthcare services under his or her plan. Insurance revenue related to the unexpired contractual coverage period under a healthcare plan is recognized in the accompanying statement of financial position as unearned insurance revenue reserve.

Healthcare plans in Mexico. We started selling oncological insurance plans in Mexico in 2024, under the same insurance company of our dental and vision plans “Dentegra.”

Dental and vision plans. We sell dental and vision insurance plans in Mexico. Most of our plan members make payments pursuant to these plans on a monthly basis. The insurance revenue we receive from the sales of dental and vision insurance plans are recognized when they are contracted by the insured. Insurance revenue related to the unexpired contractual coverage period under a dental and vision insurance plan is recognized in the accompanying balance sheet as part of reserves.

Cost of Sales and Services and Gross Profit

Cost of sales and services. Our cost of sales and services is primarily comprised of costs incurred in providing healthcare services, including the cost of medicines; personnel expenses for medical staff; medical consultation fees; surgery fees; depreciation of medical equipment; depreciation of buildings and facilities; amortization of software; cost of services provided by third parties, primarily lease payments to third parties for certain of our facilities, service and repair costs at our facilities, custodial and cleaning services and utilities; cost of room services for inpatients; cost of clinical laboratories; technical reserves for healthcare services; and cost of services provided by dental and vision healthcare providers for services rendered to our dental and vision members.

Gross profit. Our gross profit is the difference between the revenue generated by the sale of our healthcare and insurance plans, healthcare services and medicines and the cost of sales and services.

Operating Expenses, Loss for Impairment of Trade Receivables, Other Expenses and Other Income

Selling expenses. Our selling expenses include personnel expenses for our dedicated sales and marketing team; cost of services provided by third parties, primarily sales commissions paid to brokers, call centers and other third parties that assist with our sales efforts, as well as advertising costs; and other management charges, such as office rental for our sales team, advisory fees for market studies and sales team recruiting fees.

Administrative expenses. Administrative expenses consist primarily of costs incurred at the administrative level at each of our facilities, including personnel expenses for administrative staff; cost of services provided by third parties, primarily advisory and consulting fees and lease payments to third parties for office space; depreciation, primarily of buildings and facilities; amortization of intangibles, such as IT and software; various other administrative expenses, such as insurance; and tax expenses. We also allocate a portion of administrative expenses at the corporate level to each of our operating segments.

Loss for impairment of trade receivables. Loss for impairment of trade receivables consists of the estimate for impairment of trade receivables. This estimate generally consists of provisions for services to patients who, after a certain period of time and in accordance with our impairment policy, do not pay for those services provided, either by themselves or through insurance companies. We calculate the estimate for impairment of trade receivables using an expected loss model whereby we estimate expected losses on our trade receivables based on our historical experience of impairment and other circumstances known at the time of assessment in accordance with IFRS 9.

Financial Instruments. We record a gain for impairment of trade receivables for any recovery we make in excess of our estimated losses on trade receivables during the same period. The amount of the provision made for impairment of trade receivables is written off from the balance account when there is no expectation of cash recovery.

Other expenses. Other expenses consist of the change in fair value of assets held for sale and the loss on sale of intangible assets.

Other income. Other income consists of (i) rental income from property owned and rented by us for investment purposes, (ii) the parking fees we charge those who park in the parking lots at our facilities, (iii) the increase in fair value of our investment properties, (iv) rental income from property owned and rented by us for use by medical professionals in our Healthcare Services in Mexico segment and (v) any recovery receivables that were registered as uncollectable by acquired entities before being consolidated into our results.

Net Finance Cost

Finance income and finance cost consist of interest income, interest expense, net gain (loss) on financial assets, foreign currency gain (loss) on financial assets and financial liabilities and the reclassification of net gains (losses) on instruments used to hedge interest rate and foreign currency exchange rate risk previously recognized in other comprehensive income.

Income Tax Expense

Income tax expense consists of taxes on income generated during the period. The current statutory income tax rates are 29.5% in Peru, 30.0% in Mexico and 35.0% in Colombia, calculated based on taxable income. Reconciliation of income tax effective rate to statutory tax rate considers the following effects: (i) non-deductible expenses, (ii) tax rates of a subsidiary abroad, (iii) tax losses for which deferred tax asset was not recognized and (iv) annual adjustment for inflation in Mexico, Peru and Colombia, among others.

In Colombia, the latest tax reform introduced a minimum tax rate of 15% calculated based on profits minus certain deductions. If the effective tax rate is less than 15%, taxpayers are obliged to add their income tax up to this limit.

Results of Operations

We have derived the information included in the following discussion from our consolidated financial statements included elsewhere in this annual report. You should read this discussion along with such financial statements.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

The following table summarizes our results of operations for the year ended December 31, 2024 and 2023:

	Year Ended December 31,				% Change
	2024		2023		2024 vs. 2023
	(in millions of soles)
Revenue
Insurance revenue	S/	1,053.0	S/	914.2	15.2%
Health care services revenue		3,012.5		2,695.9	11.7%
Sales of medicines		320.7		265.9	20.6%

Total Revenue from contracts with customers		4,386.1		3,875.9	13.2%
Cost of sales and services		(2,660.8)		(2,440.6)	9.0%
Gross profit		1,725.3		1,435.3	20.2%
Selling expenses		(197.5)		(193.9)	1.8%
Administrative expenses		(788.7)		(704.6)	11.9%
(Loss) reversal for impairment of trade receivables		(40.9)		(5.7)	617.5%
Other expenses		(2.1)		(20.9)	(89.9)%
Other income		87.6		50.1	74.8%
Operating profit		783.8		560.3	39.9%
Finance income		24.8		17.1	44.9%
Finance income from exchange difference		—		75.9	—
Finance costs		(591.9)		(783.8)	(19.2)%
Finance costs from exchange difference		(41.7)		—	—
Net finance cost		(608.8)		(690.8)	(11.9)%
Share of profit of equity-accounted investees		8.8		6.3	39.9%
Income (loss) before tax		183.8		(124.2)	(248.0)%
Income tax expense		(59.8)		(90.2)	(33.7)%
Profit (loss) for the year	S/	124.0	S/	(214.3)	(157.9)%

Revenue

	Year Ended December 31,				% Change
	2024		2023		2024 vs. 2023
	(in millions of soles)
Total revenue from contracts with customers
Oncosalud Peru	S/	1,070.6	S/	931.7	14.9%
Healthcare Services in Peru		995.8		883.9	12.7%
Healthcare Services in Colombia		1,443.0		1,192.1	21.1%
Healthcare Services in Mexico		1,194.6		1,130.4	5.7%
Holding and Eliminations		(317.9)		(262.1)	21.3%

Total	S/	4,386.1	S/	3,875.9	13.2%

Our total revenue from contracts with customers was S/4,386.1 million for the year ended December 31, 2024, representing an increase of S/510.2 million, or 13.2%, from S/3,875.9 million for the year ended December 31, 2023. This increase was partially attributed to the Mexican network improving its service mix and pricing across its three hospitals, similar to the Peruvian Network. In Colombia, risk-sharing models with payors gained traction. Finally, the Oncosalud Peru segment continued expanding its membership base.

Revenue from our Oncosalud Peru segment was S/1,070.6 million for the year ended December 31, 2024, representing an increase of S/138.9 million, or 14.9%, from S/931.7 million for the year ended December 31, 2023. This increase was primarily driven by a 7% net increase in the average number of Oncosalud plan members, and by a 1% increase in average monthly revenue per plan member.

Revenue from our Healthcare Services in Peru segment was S/995.8 million for the year ended December 31, 2024, representing an increase of S/111.9 million, or 12.7%, from S/883.9 million for the year ended December 31, 2023. This increase was primarily driven by (i) pricing optimization in key services at the facilities in Lima, (ii) an increase in hospitalizations and external consultations at Clinica Chiclayo that resulted from capturing a broader population from payors, (iii) the expansion of the gastroenterology and endoscopy floor at Clinica Vallesur, and (iv) the introduction of surgery capabilities at Clinica Piura,.

Revenue from our Healthcare Services in Colombia segment was S/1,443.0 million for the year ended December 31, 2024, representing an increase of S/250.9 million, or 21.1%, from S/1,192.1 million for the year ended December 31, 2023. This increase resulted primarily from the gradual implementation of risk-sharing models in Antioquia, including breast cancer chemotherapy and cardiology, and the addition of new beds in Barranquilla.

Revenue from our Healthcare Services in Mexico segment was S/1,194.6 million for the year ended December 31, 2024, representing an increase of S/64.2 million, or 5.7%, from S/1,130.4 million for the year ended December 31, 2023. This increase was primarily supported by a redistribution of services and related price adjustments for surgeries, hospitalizations, and ICU therapies across our network of hospitals, which contributed.

Cost of Sales and Services

	Year Ended December 31,		% Change
	2023	2022	2023 vs. 2022
	(in millions of soles)
Cost of Sales and Services
Oncosalud Peru	(586.4)	(502.8)	16.6%
Healthcare Services in Peru	(708.0)	(679.7)	4.2%
Healthcare Services in Colombia	(1,040.6)	(853.9)	21.9%
Healthcare Services in Mexico	(641.8)	(663.7)	(3.3)%
Holding and Eliminations	315.9	259.5	21.8%

Total	(2,660.8)	(2,440.6)	9.0%

Our total cost of sales and services was S/2,660.8 million for the year ended December 31, 2024, representing an increase of S/220.2 million, or 9.0%, from S/2,440.6 million for the year ended December 31, 2023. This increase was partially attributable to (i) payroll growth in Colombia due to the expansion or opening of new services and (ii) an increase in medicines costs and medical supplies in Peru.

In our Oncosalud Peru segment, cost of sales and services was S/586.4 million for the year ended December 31, 2024, representing an increase of S/83.6 million, or 16.6%, from S/502.8 million for the year ended December 31, 2023. This increase was mainly due to (i) a S/55.2 million rise in costs related to patient care in our healthcare network in Peru, (ii) along with a S/9.7 million increase in medicine costs and (iii) a S/5.5 million rise in costs related to patient care outside of our healthcare network in Peru.

In our Healthcare Services in Peru segment, cost of sales and services was S/708.0 million for the year ended December 31, 2024, representing an increase of S/28.3 million, or 4.2%, from S/679.7 million for the year ended December 31, 2023. This increase was primarily attributable to a rise in medicine costs by S/14.6 million and medical supplies by S/5.4 million.

In our Healthcare Services in Colombia segment, cost of sales and services was S/1,040.6 million for the year ended December 31, 2024, representing an increase of S/186.7 million, or 21.9%, from S/853.9 million for the year ended December 31, 2023. The increase in costs was mainly driven by a rise of S/91.5 million in medicine costs, S/23.4 million in medical service fees, and S/48.5 million in personnel expenses.

In our Healthcare Services in Mexico segment, cost of sales and services was S/641.8 million for the year ended December 31, 2024, representing a decrease of S/21.9 million, or (3.3%), from S/663.7 million for the year ended December 31, 2023. This decrease was primarily attributable to a depreciation of medical equipment related to a one-time accounting increase of depreciation expenses in the year 2023 resulting from the Grupo OCA acquisition.

Gross Profit and Gross Margin

For the foregoing reasons, our gross profit was S/1,725.3 million for the year ended December 31, 2024, representing an increase of S/290.0 million, or 20.2%, from S/1,435.3 million for the year ended December 31, 2023. Our gross margin for the year ended December 31, 2024 was 39.3%. By segment, our gross margin was 45.2% in Oncosalud Peru, 28.9% in Healthcare Services in Peru, 27.9% in Healthcare Services in Colombia and 46.3% in Healthcare Services in Mexico. Overall, our gross margin increased by 2.3% for the year ended December 31, 2024 from 37.0% for the year ended December 31, 2023.

Selling Expenses

Our total selling expenses were S/197.5 million for the year ended December 31, 2024, representing an increase of S/3.6 million, or 1.8%, from S/193.9 million for the year ended December 31, 2023. This increase was primarily attributable to higher expenses in advertisement and variable selling expenses, such as commissions to sales channels of and fees to credit card companies related to the increase in the sale of HC plans and the higher volume of patient care services.

In our Oncosalud Peru segment, selling expenses were S/159.6 million for the year ended December 31, 2024, representing a decrease of S/3.7 million, or (2.3)%, from S/163.3 million for the year ended December 31, 2023. The decrease in selling expenses was primarily driven by a S/4.3 million decrease in variable selling expenses related to revenue, partially offset by a S/3.7 million increase in advertising expenses.

In our Healthcare Services in Peru segment, selling expenses were S/19.6 million for the year ended December 31, 2024, representing an increase of S/1.5 million, or 8.2%, from S/18.1 million for the year ended December 31, 2023. The increase in selling expenses was primarily supported by a rise of S/0.6 million in variable commission for credit card payments made in the hospitals.

In our Healthcare Services in Colombia segment, selling expenses were S/5.7 million for the year ended December 31, 2024, representing a decrease of S/0.6 million, or (9.9) %, from S/6.3 million for the year ended December 31, 2023. The decrease in selling expenses was mainly due to a reduction of S/0.9 million in third-party expenses in promotion and advertising, partially offset by a S/0.4 million increase in personnel expenses.

Healthcare Services in Mexico segment, selling expenses were S/11.9 million for the year ended December 31, 2024, representing an increase of S/6.4 million, or 116.5%, from S/5.5 million for the year ended December 31, 2023. The increase in selling expenses was primarily a result of a S/6.8 million rise in payments for sales commissions in our HC plans in Mexico, partially offset by a S/0.3 million reduction in advertising costs.

Administrative Expenses

Our total administrative expenses were S/788.7 million for the year ended December 31, 2024, representing an increase of S/84.1 million, or 11.9%, from S/704.6 million for the year ended December 31, 2023. This increase was mainly attributable to an increase in payroll and third-party services in Colombia, as well as labor expenses resulting from hiring additional employees in Mexico.

For our Oncosalud Peru segment, administrative expenses were S/143.9 million for the year ended December 31, 2024, representing an increase of S/6.6 million, or 4.8%, from S/137.3 million for the year ended December 31, 2023. This increase was primarily driven by (i) S/2.0 million in amortization related to an increase in intangible assets, (ii) S/2.3 million in advisory services for our hospitals in the integrated segment, and (iii) S/1.0 million in corporate expenses related to the regular annual increase of services.

For our Healthcare Services in Peru segment, administrative expenses were S/176.7 million for the year ended December 31, 2024, representing an increase of S/17.4 million, or 11.0%, from S/159.3 million for the year ended December 31, 2023. This increase was primarily driven by (i) higher personnel expenses of S/7.9 million related to the growth of the operations and (ii) S/3.3 million in corporate expenses related to the regular annual increase of services.

For our Healthcare Services in Colombia segment, administrative expenses were S/209.4 million for the year ended December 31, 2024, representing an increase of S/20.7 million, or 11.0%, from S/188.7 million for the year ended December 31, 2024. This increase was primarily driven by (i) S/9.6 million related to the appreciation of the Colombian peso compared to the Peruvian sol, (ii) a S/13.0 million rise in personnel expenses, mainly related to the reinforcement of regional staff located in Colombia.

For our Healthcare Services in Mexico segment, administrative expenses were S/255.8 million for the year ended December 31, 2024, representing an increase of S/35.2 million, or 15.9%, from S/220.6 million for the year ended December 31, 2024. This increase was primarily driven by (i) S/16.9 million mainly related to the reinforcement of regional staff located in Mexico, (ii) S/2.9 million increase in insurance policies for the Mexican operation, and (iii) S/7.2 million increase in infrastructure services due to the new definitions of services such as cleaning and security services.

(Loss) Reversal for Impairment of Trade Receivables

Loss for impairment of trade receivables was S/40.9 million for the year ended December 31, 2024, representing an increase of S/35.2 million, from S/5.7 million for the year ended December 31, 2023.

For our Oncosalud Peru segment, loss for impairment of trade receivables was S/0.5 million for the year ended December 31, 2024, representing an increase of S/0.1 million, from S/0.4 million loss for impairment of trade receivables for the year ended December 31, 2023. This increase was primarily driven by provisions for doubtful accounts.

For our Healthcare Services in Peru segment, loss for impairment of trade receivables was S/7.9 million for the year ended December 31, 2024, compared to a reversal of S/0.1 million for the year ended December 31, 2023, representing an increase of S/8.0 million. This increase was mainly attributable to delayed payments of account receivables from third-party insurance providers.

For our Healthcare Services in Colombia segment, loss for impairment of trade receivables was S/28.4 million for the year ended December 31, 2024, representing an increase of S/22.0 million, from S/6.4 million loss for impairment of trade receivables for the year ended December 31, 2023. This increase was primarily due to (i) a change in the impairment measurement methodology, which made the process of assessing portfolio maturity more stringent, and (ii) an increase in collection periods.

For our Healthcare Services in Mexico segment, loss for impairment of trade receivables was S/4.0 million for the year ended December 31, 2024, representing an increase of S/5.1 million from a reversal of S/1.1 million for the year ended December 31, 2023. This increase was mainly attributable to delayed payments of account receivables from individual customers.

Other Income

Other income was S/87.6 million for the year ended December 31, 2024, representing an increase of S/37.5 million, or 74.8%, from S/50.1 million for the year ended December 31, 2023. This increase was primarily attributable to the liquidation of the holdback amount related to the acquisition of Grupo OCA in Mexico, and a higher income from disposal of assets in Peru.

In our Oncosalud Peru segment, other income was S/14.1 million for the year ended December 31, 2024, representing an increase of S/1.7 million, or 13.7%, from S/12.4 million for the year ended December 31, 2023. This increase was primarily driven by higher income from insurance claims of S/0.5 million and higher royalty income of S/0.2 million.

In our Healthcare Services in Peru segment, other income was S/8.3 million for the year ended December 31, 2024, representing a decrease of S/1.1 million, or (11.7%), from S/9.4 million for the year ended December 31, 2023. This decrease was primarily due to a S/0.7 million loss from the disposal of assets

In our Healthcare Services in Colombia segment, other income was S/9.4 million for the year ended December 31, 2024, representing a decrease of S/6.8 million, or (41.8%), from S/16.2 million for the year ended December 31, 2023. This decrease was primarily attributable to the reduction in portfolio recovery amounts recorded in 2023 in the operations of Monteria and Antioquia.

In our Healthcare Services in Mexico segment, other income was S/68.8 million for the year ended December 31, 2024, representing an increase of S/42.7 million, or 162.6%, from S/26.2 million for the year ended December 31, 2023. This increase was primarily attributable to the liquidation of the holdback amount related to the acquisition of Grupo OCA, which resulted in an income of S/46.6 million.

Operating Profit

	Year Ended December 31,				% Change
	2024		2023		2024 vs. 2023
	(in millions of soles)
Operating Profit
Oncosalud Peru	S/	194.3	S/	135.8	43.1%
Healthcare Services in Peru		91.9		36.4	152.5%
Healthcare Services in Colombia		168.3		132.7	26.8%
Healthcare Services in Mexico		350.0		267.8	30.7%
Holding and Eliminations		(20.7)		(12.4)	66.8%

Total	S/	783.8	S/	560.3	39.9%

For the foregoing reasons, our operating profit was S/783.8 million for the year ended December 31, 2024, representing an increase of S/223.5 million, or 39.9%, from S/560.3 million for the year ended December 31, 2023.

Net Finance Cost

Finance income was S/24.8 million for the year ended December 31, 2024, representing a decrease of S/68.2 million, or (73.3%), from S/93.0 million for the year ended December 31, 2023. This decrease was primarily attributable to a negative net FX effect recorded as finance costs in 2024 as compared the positive net FX effect of S/75.9 million recorded as finance income in 2023.

Finance cost was S/633.6 million for the year ended December 31, 2024, representing a decrease of S/150.2 million, or (19.2%), from S/783.8 million for the year ended December 31, 2023. This decrease was primarily attributable to (i) S/216.6 million in interest expense related the refinancing of certain long-term debt carried out during 2023, which includes amortized cost write-off, exit fees associated with the repayment of the 2028 Notes and unwinding of related derivatives, (ii) S/191.6 million in finance costs related to the 2028 Notes which were issued in April 2023, (iii) S/20.8 million of hedging costs in connection with the new derivative agreements associated with our USD-denominated debt, (iv) S/89.5 million in interest expense related to the bridge loan taken in September 2022 for the acquisition of Grupo OCA, (v) S/66.2 million related to 2025 Notes, offset by an increase in (vi) S/293.5 million related to interest expenses from the Term Loan under which we made borrowings on December 2023, (vii) S/94.8 million in finance costs related to the 2029 Notes, (viii) S/4.7 million related to factoring operations, and (ix) an increase of S/41.7 million attributable to exchange rate variations.

Income Tax Expense

We recognized income tax expense of S/59.8 million for the year ended December 31, 2024, representing a decrease of S/30.4 million, or (33.7%), from an income tax expense of S/90.2 million for the year ended December 31, 2023. This represented an effective tax rate of 32.5% and (72.6%) for the years ended December 31, 2024, and 2023, respectively. The effective tax rate for the year ended December 31, 2024 was mainly impacted by deferred taxes recognized aligned to tax planning in Holding, Auna Mexico, and Auna Lux offices.

Profit (Loss) for the Period

For the foregoing reasons, profit (loss) for the year ended December 31, 2024, was S/124.0 million, compared to a loss of S/214.3 million for the year ended December 31, 2023, reflecting a positive variation of S/338.3 million, or a 157.8% improvement.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

This analysis can be found in the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our registration statement on Form F-1 No. 333-276435 effective March 21, 2024.

Key Performance Indicators

The following table sets forth certain selected non-IFRS Accounting Standards measures relating to our business as of the dates and for each of the periods indicated:

Non-IFRS Accounting Standards Measures

	Year Ended December 31,
	2024		2024		2023		2022
	(in millions of US$)(1)		(in millions of soles)
EBITDA(2)	US$	268.8	S/	1,011.7	S/	802.4	S/	396.4
Segment EBITDA(3)
Oncosalud Peru	US$	61.2	S/	230.3	S/	170.0	S/	138.7
Healthcare Services in Peru	US$	35.8	S/	134.7	S/	75.4	S/	51.9
Healthcare Services in Colombia	US$	57.4	S/	216.2	S/	177.0	S/	150.8
Healthcare Services in Mexico	US$	117.4	S/	442.0	S/	383.5	S/	51.9
Adjusted EBITDA(4)	US$	263.9	S/	993.3	S/	824.8	S/	433.8

Operational Measures

The following table sets forth certain selected operating measures relating to our business as of the dates and for each of the periods indicated:

	Year Ended December 31,
	2024		2023		2022(17)
Healthcare Plans:
Number of plan memberships(5)(6)		1,365,028		1,270,930		1,087,546
Average monthly revenue per plan membership(7)	S/	58.9	S/	58.3	S/	60.8
Number of preventive check-ups		106,457		120,258		123,441

	Year Ended December 31,
	2024	2023	2022(17)
Number of patients treated(8)	58,559	57,022	47,117
Medical loss ratio(9)	57.3%	53.8%	53.3%
% of cost of services related to preventive check-ups	4.2%	5.4%	5.6%
% of cost of services related to treatment provided by Oncosalud network facilities(10)	46.7%	48.9%	55.4%
% of cost of services related to treatment provided by Auna Peru network facilities(10)	45.4%	42.1%	36.5%
% of cost of services related to treatment provided outside our networks	3.7%	3.6%	2.5%
Healthcare Services:
Number of beds(5)
In Mexico	708	708	708
In Peru	375	375	375
In Colombia	1,131	1,116	1,096
Total number of outpatient consultations(14)
In Peru	938,655	830,032	652,650
In Colombia	280,340	239,420	207,224
Total number of emergency treatments
In Mexico	37,114	37,248	35,280
In Peru	178,262	180,654	141,463
In Colombia	150,566	135,401	146,319
Total number of days hospitalized(13)
In Mexico	109,886	108,904	101,078
In Peru	98,221	92,205	79,136
In Colombia	329,626	310,738	279,707
Total number of surgeries
In Mexico	21,033	20,641	19,232
In Peru	20,451	20,418	17,270
In Colombia	47,184	47,798	44,016
% of utilization of beds(14)
In Mexico	42.4%	42.1%	39.1%
In Peru	71.6%	67.4%	57.8%
In Colombia	79.6%	76.3%	69.9%

(1)	Calculated based on an exchange rate of S/3.76 to US$1.00 as of December 31, 2024. See “Presentation of Financial and Other Information—Currency Translations.”
(2)	EBITDA and EBITDA Margin are non-GAAP financial measures. See “Presentation of Financial and Other Information—Non-GAAP Financial Measures.”
(3)	Segment EBITDA is a non-GAAP financial measure. See “Presentation of Financial and Other Information—Non-GAAP Financial Measures.”
(4)	Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures. See “Presentation of Financial and Other Information—Non-GAAP Financial Measures.”
(5)	As of period-end.
(6)

Includes active plan memberships as well as plan memberships that have not paid monthly fees due on their plans for up to three months, during which time their plans remain active. Once such three-month period has passed, the plans are terminated and they are not included in our total number of plan memberships. As of December 31, 2024, we had 1,240,014 active members and 125,014 inactive members.

(7)

Total revenue for the period corresponding to insurance revenue in the Oncosalud Peru segment divided by the average number of plan members during the period, divided by the number of months in the period.

(8)	Number of individual plan members receiving treatment for cancer during the period, which may include multiple instances of treatment per plan member.
(9)

MLR is calculated as (i) claims for medical treatment generated by our prepaid oncology and general healthcare plans plus (ii) technical reserves relating to plan members treated pursuant to such plans, whether at our facilities or third-party facilities, divided by revenue generated by our prepaid oncology and general healthcare plans.

(10)	We introduced general healthcare plans in 2020, which increased the percentage of services rendered under our plans in our Healthcare Services in Peru segment.
(11)	Number of individual patients that received healthcare treatment during the period, which may include multiple instances of treatment per plan member.
(12)

We do not perform outpatient consultation in our Auna Mexico network. We lease medical office space at our facilities in our Auna Mexico network to third-party physicians, which perform outpatient consultations.

(13)	Total number of days in which any of our beds had a hospitalized patient during the period.
(14)

Utilization is calculated as (i) (x) total number of days in which any of our beds had a hospitalized patient during the period divided by (y) total number of beds, times (ii) total number of days during the period.

Reconciliation of EBITDA, Segment EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin and Adjusted Leverage Ratio

The tables below set forth reconciliations of EBITDA, Segment EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin and Adjusted Leverage Ratio to the nearest IFRS Accounting Standards measures.

We calculate EBITDA as profit (loss) for the period plus income tax expense, net finance cost and depreciation and amortization. EBITDA is a key metric used by management and our board of directors to assess our financial performance. We calculate Segment EBITDA as segment profit before tax plus net finance cost and depreciation and amortization. We calculate Adjusted EBITDA as profit (loss) for the period plus income tax expense, net finance cost, depreciation and amortization, pre-operating expenses for projects under construction, business development expenses for expansion into new markets, change in fair value of earn-out liabilities and stock-based consideration. We calculate EBITDA Margin as EBITDA divided by total revenue from contracts with customers. We calculate Adjusted Net Income as profit (loss) for the period plus pre-operating expenses for projects under construction, business development expenses for expansion into new markets as well as a one-time reversal of the holdback from the acquisition of Grupo OCA in Mexico, change in fair value of earn-out liabilities, stock-based consideration, personnel non-recurring compensation, non-cash and non-recurring financial costs and allocated tax effects. We calculate Adjusted Net Income Margin as Adjusted Net Income divided by total revenue from contracts with customers. We calculate Adjusted EBITDA Margin as Adjusted EBITDA divided by total revenue from contracts with customers. We calculate Adjusted Leverage Ratio as (i)(x) current and non-current loans and borrowings plus (y) current and non-current lease liabilities minus (ii) cash and cash equivalents, divided by (iii) Adjusted EBITDA.

EBITDA, Segment EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin and Adjusted Leverage Ratio are not measures of operating performance under IFRS Accounting Standards and have limitations as analytical tools. You should not consider such measures either in isolation or as substitutes for analyzing our results as reported under IFRS Accounting Standards. Additionally, our calculations of EBITDA, Segment EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin and Adjusted Leverage Ratio may be different from the calculations used by other companies for similarly titled measures, including our competitors, and therefore may not be comparable to those of other companies.

The following table shows a reconciliation of EBITDA and EBITDA Margin to profit (loss) for the period for each of the periods.

	Year Ended December 31,
	2024		2024		2023		2022
	(in millions of US$)(a)		(in millions of soles)
Profit (Loss) for the period	US$	32.9	S/	124.0	S/	(214.3)	S/	(76.8)
Income tax expense		15.9		59.8		90.2		29.4
Net finance cost		161.7		608.8		690.8		305.8
Depreciation and amortization		58.2		219.1		235.8		138.1

EBITDA	US$	268.8	S/	1,011.7	S/	802.4	S/	396.4

EBITDA Margin		23.1%		23.1%		20.7%		16.2%

(a)	Calculated based on an exchange rate of S/3.76 to US$1.00 as of December 31, 2024. See “Presentation of Financial and Other Information—Currency Translations.”

The following tables show a reconciliation of segment profit (loss) before tax to Segment EBITDA for each of our segments.

	Year Ended December 31, 2024
	Oncosalud Peru		Healthcare Services in Peru		Healthcare Services in Colombia		Healthcare Services in Mexico		Total Reportable Segments(a)
	(in millions of soles)
Segment profit (loss) before tax	S/	165.1	S/	44.4	S/	(2.1)	S/	64.8	S/	272.2
Net finance cost(b)		32.5		47.5		175.9		285.2		541.1
Depreciation and amortization		32.7		42.8		42.4		92.1		209.9

Segment EBITDA	S/	230.3	S/	134.7	S/	216.2	S/	442.0	S/	1,023.2

	Year Ended December 31, 2023
	Oncosalud Peru		Healthcare Services in Peru		Healthcare Services in Colombia		Healthcare Services in Mexico		Total Reportable Segments(a)
	(in millions of soles)
Segment profit (loss) before tax	S/	107.4	S/	(11.2)	S/	147.2	S/	(43.7)	S/	199.6
Net finance cost(b)		30.7		47.6		(10.4)		311.6		379.4
Depreciation and amortization		32.0		39.0		40.2		115.7		226.8

Segment EBITDA	S/	170.0	S/	75.4	S/	177.0	S/	383.5	S/	805.8

	Year Ended December 31, 2022
	Oncosalud Peru		Healthcare Services in Peru		Healthcare Services in Colombia		Healthcare Services in Mexico		Total Reportable Segments(a)
	(in millions of soles)
Segment profit (loss) before tax	S/	68.8	S/	(11.8)	S/	(70.2)	S/	(50.4)	S/	(63.7)
Net finance cost(b)		44.6		24.8		193.1		64.70		327.3
Depreciation and amortization		25.4		38.8		27.8		37.7		129.7

Segment EBITDA	S/	138.7	S/	51.9	S/	150.8	S/	51.9	S/	393.3

(a)	Does not include the elimination of intra-group balances and transactions.
(b)	Represents exchange difference, net, and interest expense, net.

The following table shows a reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to profit (loss) for the period for each of the periods presented.

	Year Ended December 31,
	2024		2024		2023		2022
	(in millions of US$)(a)		(in millions of soles)
Income (loss) for the period	US$	32.9	S/	124.0	S/	(214.3)	S/	(76.8)
Income tax expense		15.9		59.8		90.2		29.4
Net finance cost		161.7		608.8		690.8		305.8
Depreciation and amortization		58.2		219.1		235.8		138.1
Pre-operating expenses(b)		0.6		2.3		1.4		3.8
Business development expenses(c)		(10.6)		(39.9)		0.0		33.6
Change in fair value of earn-out liabilities(d)		—		—		17.3		—
Stock-based consideration(e)		2.4		9.1		3.7		—
Personnel non-recurring compensation(f)		2.7		10.1		—		—

	Year Ended December 31,
	2024		2024		2023		2022
	(in millions of US$)(a)		(in millions of soles)
Adjusted EBITDA	US	$ 263.9	S/	993.3	S/	824.8	S/	433.8

Adjusted EBITDA Margin		22.6%		22.6%		21.3%		17.7%

(a)	Calculated based on an exchange rate of S/3.76 to US$1.00 as of December 31, 2024. See “Presentation of Financial and Other Information—Currency Translations.”
(b)

Pre-operating expenses consist of legal and administrative expenses incurred in connection with projects under construction, such as Clínica Chiclayo, costs relating to the Torre Trecca PPP and legal and administrative expenses incurred in connection with the acquisition of land banks for future projects.

(c)

Business development expenses consist of expenses incurred in connection with projects to expand into new markets, including through greenfield projects and M&A activity, as well as a one-time reversal of the holdback from the acquisition of Grupo OCA in Mexico.

(d)	Change in fair value of earn-out liabilities related to the acquisition of IMAT Oncomedica.
(e)	Stock-based consideration includes share-based payments plans for non-executive members of the Board of Directors and other Auna management including executives and employees.
(f)

Personnel non-recurring compensation related to the implementation of an efficiency program across business units aimed at streamlining processes and capturing synergies on the local and regional levels.

The following table shows a reconciliation of Adjusted Net Income and Adjusted Net Income Margin for the period for each of the periods presented.

	Year Ended December 31,
	2024		2024		2023		2022
	(in millions of US$)(a)		(in millions of soles)
Profit / (Loss) for the period	US$	32.9	S/	124.0	S/	(214.3)	S/	(76.8)
Pre-operating expenses(b)		0.6		2.3		1.4		3.8
Business development expenses(c)		(10.6)		(39.9)		0.0		33.6
Change in fair value of earn-out liabilities(d)		—		—		17.3		—
Stock-based consideration (e)		2.4		9.1		3.7		—
Personnel non-recurring compensation (f)		2.7		10.1		—		—
Non-cash and non-recurring financial costs (g)		9.3		35.2		234.1		—
Allocated tax effects (h)		1.5		5.7		(28.2)		—
Adjusted Net Income	US$	38.9	S/	146.4	S/	13.9	S/	(39.5)

Adjusted Net Income Margin		3.3%		3.3%		0.4%		(1.6)%

(a)	Calculated based on an exchange rate of S/3.76 to US$1.00 as of December 31, 2024. See “Presentation of Financial and Other Information—Currency Translations.”
(b)

Pre-operating expenses consist of legal and administrative expenses incurred in connection with projects under construction, such as Clínica Chiclayo, costs relating to the Torre Trecca PPP and legal and administrative expenses incurred in connection with the acquisition of land for future projects.

(c)

Business development expenses consist of expenses incurred in connection with projects to expand into new markets, including through greenfield projects and M&A activity, as well as a one-time reversal of the holdback from the acquisition of Grupo OCA in Mexico.

(d)	Change in fair value of earn-out liabilities related to the acquisition of IMAT Oncomedica.
(e)	Stock-based consideration includes share-based payments plans for non-executive members of the Board of Directors and other Auna management including executives and employees.
(f)

Personnel non-recurring compensation related to the implementation of an efficiency program across business units aimed at streamlining processes and capturing synergies on the local and regional levels.

(g)

Non-cash and non-recurring financial costs include (1) one-time non-recurring costs of refinancing activities in 2023, (2) non-cash derivative costs related to mark to market of legacy derivatives related to extinguished financings in 2023 and 2024, and (3) non-cash effects related to early extinguishment of financings in 2023 and 2024.

(h) Allocated tax effects neutralize the tax shield that the items considered as adjustment have generated in the taxable profit.

The following table shows a reconciliation of Adjusted Leverage Ratio to current and non-current loans and borrowing.

	Year Ended December 31, 2024
	(in millions of soles)
Current and non-current loans and borrowings	S/	3,619.8
Current and non-current lease liabilities		147.9
Cash and cash equivalents		235.7

Adjusted Leverage Ratio(a)		3.56	x

(a)	Adjusted Leverage Ratio is non-GAAP financial measure. See “Presentation of Financial and Other Information—Non-GAAP Financial Measures.”

B. Liquidity and Capital Resources

Our financial condition and liquidity is, and will continue to be, influenced by a variety of factors, including (i) our ability to generate cash flows from our operations; (ii) the level of outstanding indebtedness and the interest payable on this indebtedness; and (iii) our capital expenditure requirements.

Overview

Our primary source of liquidity is our operating cash flow from insurance revenue on healthcare plans and the sale of healthcare services and medicines. Our healthcare plans are prepaid plans for one-year terms pursuant to which plan members typically pay us a fixed amount per month over the course of a year, while a smaller percentage of them make payments on an annual basis. Our dental and vision plans are insurance plans pursuant to which plan members typically pay us a fixed amount per month over the course of a year. During the year ended December 31, 2024, in the Healthcare Services in Peru segment, 45.6% of payments in our healthcare services business came from third-party insurance and institutional providers, including the Peruvian government, 25.4% are payments made by the Oncosalud segment and 29.0% were paid out-of-pocket by our patients, including co-payments and non-covered expenses. In the Healthcare Services in Colombia segment, 97.2% of payments came from third-party insurance and institutional providers, including the amounts transferred by ADRES directly, and 2.8% were paid out-of-pocket by our patients, including co-payments and non-covered expenses. In our Healthcare Services in Mexico segment, 91.8% of payments came from third-party insurance and institutional providers, including the Mexican government, and 8.2% were paid out-of-pocket by our patients, including co-payments and non-covered expenses. Our accounts receivable for payments from the third-party insurance and institutional providers previously mentioned are typically collected on an average of 41 days in Mexico, 156 days in Peru and 155 days in Colombia; this average is calculated from the average billed revenue and accounts receivables of third-party insurance and institutional providers of each segment, during the year ended December 31, 2024. The average collection days in each country, including out-of-pocket revenue and accounts receivables are 41 days in Mexico, 50 days in Peru and 155 days in Colombia; this average is calculated from the average total billed revenue and accounts receivables of each segment, during the year ended December 31, 2024.

As of December 31, 2024, our cash and cash equivalents were S/235.7 million, and we had a negative working capital (defined as current assets less current liabilities) of S/241.4 million. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may not have sufficient funds to settle current liabilities and as a result we may continue to have negative working capital from time to time.”

We believe that our available cash and cash equivalents and cash flows expected to be generated from operations and borrowings available to us under our revolving credit lines will be adequate to satisfy our capital expenditure and liquidity needs for the foreseeable future. Our principal economic activities provide predictable cash flows, as they consist primarily of the sale of prepaid plans that have monthly prepayments agreed for one-year terms or annual payments that are automatically renewed unless canceled by the plan members, and the provision of healthcare services, for which we are reimbursed by third-party healthcare providers under agreements that typically also have one-year terms and automatically renew each year, unless renegotiated. Given the predictability of these cash flows, we can operate with negative working capital.

We continually evaluate additional alternatives to further improve our capital structure by increasing our cash balances and/or reducing or refinancing a portion of our indebtedness. These alternatives may include potential public or private equity or debt financings. If additional funds are obtained by issuing equity securities, our existing stockholders could be diluted. We can give no assurances that we will be able to obtain additional financing on terms acceptable to us, or at all.

Our ability to expand and grow our business in accordance with management’s current plans and to meet our long-term capital requirements will depend on many factors, including those mentioned above. To the extent we pursue one or more significant strategic acquisitions, we may be required to incur additional debt or sell additional equity to finance those acquisitions.

Comparative Cash Flows

The following table sets forth our cash flows for the periods indicated:

	Year Ended December 31,
	2024		2023		2022
	(in millions of soles)
Net cash from operating activities	S/	668.5	S/	582.4	S/	162.6
Net cash used in investing activities		(236.8)		(173.2)		(3,209.4)
Net cash from (used in) financing activities		(418.1)		(370.0)		3,130.7
Net increase in cash and cash equivalents		13.6		39.3		83.8
Cash and cash equivalents at beginning of period		241.1		208.7		138.8
Effect of movements in exchange rates on cash held		(18.9)		(6.8)		(14.1)
Cash and cash equivalents at end of period	S/	235.7	S/	241.1	S/	208.7

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Net cash from operating activities for the year ended December 31, 2024 was S/668.5 million compared to S/582.4 million for the year ended December 31, 2023, an increase of S/86.1 million. This increase was primarily due the increase in revenue in all of our segments, which resulted in additional S/76.7 million in cash collected as compared to the year ended December 31, 2023, and an increase in our cash conversion rate (which is calculated by dividing our net cash from operating activities by our total revenue from the same period) from 15.0% to 15.2%, which resulted in an increase of S/9.4 million in cash as compared to the year ended December 31, 2023.

Net cash used in investing activities for the year ended December 31, 2024 was S/(236.8) million, compared to S/(173.2) million for the year ended December 31, 2023. This increase was primarily due an investment amounting to S/141.8 million we made during the year ended December 31, 2024 with a focus on maintenance, replacements and standardization improvements of our facilities and medical equipment and for software and other intangibles. We also had (i) the non-recurring inorganic impact of a S/47 million payment for the IMAT Oncomedica earnout obligation and (ii) S/30.0 million related to the compensation of the advance payment made for the acquisition of the Monterrey healthcare business.

Net cash used in financing activities for the year ended December 31, 2024, was S/(418.1) million, compared to net cash from financing activities of S/(370.0) million for the year ended December 31, 2023. Net cash used in financing activities for the year ended December 31, 2024 included S/502 million in interest and hedge premium payments, partially offset by net IPO proceeds of S/18 million and related refinancing activities. The comparable 2023 period included S/255 million from proceeds from a repayment of certain indebtedness and financial obligations, S/618 million in interest payments associated with bridge loans and private placement notes, as well as payments for hedge premiums.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Net cash from operating activities for the year ended December 31, 2023 was S/582.4 million compared to S/162.6 million for the year ended December 31, 2022, an increase of S/419.8 million. This increase was primarily due to the net cash from operating activities from the Healthcare Services in Mexico segment, acquired in October 2022, which was S/305.1 million for the year ended December 31, 2023. The net cash from operating activities of our other three segments was S/277.3 million compared to S/149.4 million for the year ended December 31, 2022, an increase of S/127.9 million. This result was primarily explained by an improvement in our cash management, which led to an increase in our cash conversion rate (i.e., the rate at which we convert our revenue to cash, which is calculated by dividing our net cash from operating activities by our total revenue from the same period) from 6.7% to 15.0%, and which resulted in an increase of S/93.8 million in cash as compared to the year ended December 31, 2022.

Net cash used in investing activities for the year ended December 31, 2023 was S/173.2 million, compared to S/3,209.4 million for the year ended December 31, 2022. The primary investment for the year ended December 31, 2022 was S/476.3 million for the acquisition of IMAT Oncomédica in April 2022. The primary investment for the year ended December 31, 2023 was S/60.0 million for the acquisition of Dentegra in February 2023. We also made investments of S/165.2 million, with a focus on (i) maintenance, replacements and standardization improvements of our facilities and medical equipment and for software and other intangibles and (ii) organic growth in Colombia and Peru, through the expansion of the healthcare network capacity IMAT, Chiclayo and Vallesur.

Net cash used in financing activities for the year ended December 31, 2023 was S/370.0 million, compared to net cash from financing activities of S/3,130.7 million for the year ended December 31, 2022. Net cash from financing activities for the year ended December 31, 2022 primarily reflected S/2,287.8 million of loans and borrowings used for the financing of our acquisitions of IMAT Oncomédica and Grupo OCA. Net cash used in financing activities for the year ended December 31, 2023 primarily reflected S/4,871.4 million in proceeds from loans and borrowings, that were used to repay certain existing indebtedness and financial obligations of S/4,520.8 million and make certain interest payments of S/671.2 million, which includes (i) a prepayment fee of S/53.3 million related to the repayment of the 2028 Notes and (ii) S/54.5 million in transaction costs related to the Term Loan and 2029 Notes.

Capital Expenditures

We define capital expenditures as the acquisition of intangible assets and property, furniture and equipment.

Our capital expenditures for the year ended December 31, 2024 were S/178.7 million, 37.9% of which was for the acquisition of land, buildings and facilities, 32.8 % of which was for medical equipment, furniture and vehicles and 29.4% of which was for intangibles, mainly software .

Our capital expenditures for the year ended December 31, 2023 were S/199.9 million, 38.4% of which was for the acquisition of land, buildings and facilities, 32.1% of which was for medical equipment, furniture and vehicles and 29.5% of which was for intangibles, mainly software.

Our capital expenditures for the year ended December 31, 2022 were S/174.6 million, 32.2% of which was for the acquisition of land, buildings and facilities, 38.4% of which was for medical equipment, furniture and vehicles and 29.5% of which was for intangibles, mainly software.

For 2025, we have a capital expenditures budget of S/177.3 million, which we expect to use primarily for maintenance. We intend to finance these capital expenditures with a combination of cash from operations and additional indebtedness.

Contractual Obligations and Commitments

The following table presents information relating to our contractual obligations as of December 31, 2024:

	Total		Rentals with non-financial entities		Year 1		Year 2		Year 3		Year 4		Year 5		More than 6 years
	(in millions of soles)
Loans and borrowings(1)	S/	3,619.8	S/	0.0	S/	654.2	S/	293.0	S/	381.8	S/	1,045.9	S/	1,193.1	S/	51.7
Lease liabilities(1)		55.4		0.0		18.4		14.1		9.5		3.0		3.0		7.4
Operating leases(1)		92.5		92.5		0.0		0.0		0.0		0.0		0.0		0.0

Total	S/	3,767.7	S/	92.5	S/	672.6	S/	307.1	S/	391.3	S/	1,048.9	S/	1,196.1	S/	59.0

(1)	Excludes interest.

Notes

Senior Notes due 2025

On November 20, 2020, we issued US$300.0 million aggregate principal amount of 6.500% Senior Notes due 2025 (the “2025 Notes”). We used the net proceeds from the issuance of the 2025 Notes to repay US$255.9 million of indebtedness outstanding and for general corporate purposes. Following the closing of the Exchange, US$56.6 million aggregate principal amount of 2025 Notes remain outstanding.

The 2025 Notes were issued pursuant to the indenture, dated as of November 20, 2020, among Auna S.A.A., the guarantors party thereto and Citibank, N.A. as trustee, paying agent, registrar and transfer agent (as amended and supplemented, the “2025 Notes Indenture”). The 2025 Notes bear interest at a rate of 6.500% per year and interest on the 2025 Notes is payable semi-annually in arrears on May 20 and November 20 of each year. The 2025 Notes will mature on November 20, 2025. The 2025 Notes are unsecured obligations. Additionally, in connection with the Exchange, we received consents from a majority of holders of the 2025 Notes to eliminate substantially all of the covenants as well as certain events of default and related provisions, and as such, the 2025 Notes do not benefit from any restrictive covenants.

On December 23, 2024, we fully redeemed the US$57.8 million in aggregate principal amount outstanding of the 2025 Notes at a redemption price of 101.625% of the principal amount thereof plus interest to, but excluding, the redemption date.

Senior Secured Notes due 2028

On April 11, 2023, we issued US$505.0 million aggregate principal amount of Senior Secured Notes due 2028 (the “2028 Notes”). The 2028 Notes were repaid in full on December 18, 2023 using the net proceeds from the borrowings under the Term Loans.

Senior Secured Notes due 2029

On December 18, 2023, we issued US$253.0 million aggregate principal amount of the 2029 Notes in exchange for $243.4 million aggregate principal amount of 2025 Notes (the “Exchange”), which were cancelled upon the Exchange. We did not receive any cash proceeds from the issuance of the 2029 Notes.

The 2029 Notes were issued pursuant to the indenture, dated as of December 18, 2023, among Auna S.A., the guarantors party thereto, Citibank, N.A. as trustee, paying agent, registrar and transfer agent (as amended and supplemented, the “2029 Notes Indenture”). The 2029 Notes bear interest at a rate of 10.000% per year and interest on the 2029 Notes is payable semi-annually in arrears on June 18 and December 18 of each year. The 2029 Notes will mature on December 18, 2029. The 2029 Notes are senior secured obligations and secured on a first-priority basis by security interests in the same collateral securing the Term Loan on a pari passu basis therewith. The 2029 Notes are guaranteed by certain of our subsidiaries. We are entitled to redeem some or all of the 2029 Notes at any time at the redemption prices set forth in the 2029 Notes Indenture.

On December 23, 2024, we closed a private placement of US$57.8 million aggregate principal amount of additional 2029 Notes (the “Additional 2029 Notes”). The proceeds from the Additional 2029 Notes were used to fully redeem the US$57.8 million in aggregate principal amount outstanding of the 2025 Notes, as discussed above. The Additional 2029 Notes were issued as additional notes under the 2029 Notes Indenture. As a result, the total aggregate principal amount outstanding of the Company’s 2029 Notes Indenture is US$310.8 million.

The 2029 Notes Indenture contains a covenant that limits our ability and the ability of our Restricted Subsidiaries (as such term is defined in the 2029 Notes Indenture) to incur debt unless (x) our Net Leverage Ratio (as such term is defined in the 2029 Notes Indenture) is less than (i) 4.75:1.00 during the first year after the issue date of the 2029 Notes, (ii) 4.25:1.00 during the second year after the issue date of the 2029 Notes and (iii) 3.75:1.00 thereafter and (y) our Interest Coverage Ratio (as such term is defined in the 2029 Notes Indenture) is at least (i) 1.50:1.00 on or before September 30, 2024, (ii) 1.75:1.00 on or before September 30, 2025 and (iii) 2.25:1.00 thereafter, in each case calculated on a pro forma basis giving effect to the applicable incurrence of debt subject to certain customary exceptions, such as, among others, indebtedness of an entity existing at the time such entity became a Restricted Subsidiary or we acquired such entity, indebtedness under hedging obligations and indebtedness incurred to finance the purchase, lease, construction or improvement of any property, plant or equipment not to exceed the greater of US$25.0 million or 5% of our Total Assets. As of December 31, 2024, our Leverage Ratio was 3.56:1.00 and our Interest Coverage Ratio was 1.87:1.00. The 2029 Notes Indenture also contains covenants that, among other things, limit our ability and the ability of our Restricted Subsidiaries to:

•

make certain payments and investments including any investment other than investments in a Restricted Subsidiary or an entity engaged in a similar business as our business and that becomes a Restricted Subsidiary, hedging obligations, joint ventures not to exceed the greater of US$50.0 million or 10% of our Total Assets (as such term is defined in the 2029 Notes Indenture) and other investments in the ordinary course of our business, subject to certain customary exceptions, such as, among others, payments not to exceed US$20.0 million in the aggregate;

•

incur certain liens, subject to certain customary exceptions, such as, among others, liens securing hedging obligations in the ordinary course of business, liens securing capitalized lease obligations, liens on property at the time we acquired the property and liens securing indebtedness at any one time not to exceed the greater of US$50.0 million or 10% of our Total Assets;

•

transfer or sell assets, subject to certain customary exceptions, such as, among others, dispositions under which we receive consideration equal to the fair market value of the applicable assets, at least 75% of such consideration is received in cash or cash equivalents or certain assets and to the extent that the applicable assets do not constitute collateral, we use proceeds thereof to repay certain debt, invest in certain assets or a combination thereof;

•

merge or consolidate, subject to certain customary exceptions, such as, among others, the surviving entity assumes all of the obligations under the 2029 Notes and after giving pro forma effect to such transaction and any related financing transactions, our Leverage Ratio would not be higher and the Interest Coverage Ratio would be the same or higher, in each case, than the corresponding ratio immediately prior to such transaction;

•

enter into transactions with our affiliates unless the terms of such transaction are no less favorable that could reasonably be expected to have been obtained on an arms’-length basis with a third party, in the case of transactions in excess of US$10.0 million, the terms of such transaction have been approved by our board, and, in the case of transactions in excess of US$25.0 million, we obtain a fairness opinion from an independent financial advisor, subject to certain customary exceptions, such as, among others, certain transactions related to compensation plans and transactions under agreements in effect as of the date of the 2029 Notes Indenture; and

•

cause or permit a restriction on our subsidiaries’ ability to pay dividends or make any other distributions on their capital stock to us, subject to certain customary exceptions, such as, among others, contractual encumbrances and restrictions existing as of the date of the 2029 Notes Indenture.

In addition, upon the occurrence of certain change of control events, we will be required to offer to repurchase all outstanding 2029 Notes under the 2029 Notes Indenture.

The 2029 Notes Indenture also contains customary events of default, including (i) failure to pay principal or interest on the 2029 Notes when due and payable, (ii) failure to comply with certain covenants or agreements in the 2029 Notes Indenture if not cured or waived as provided therein, as applicable, (iii) failure to pay our indebtedness or indebtedness of any Restricted Subsidiary (as such term is defined in the 2029 Notes Indenture) in excess of US$20.0 million, (iv) certain events of bankruptcy, insolvency or reorganization, (v) failure to pay any judgment or decree for an amount in excess of US$20.0 million, (vi) cessation of any guarantee of any guarantor that is a Significant Subsidiary (as such term is defined in the 2029 Notes Indenture) or group of guarantors that, taken together, would constitute a Significant Subsidiary, to be in full force and effect and (vii) certain events related to perfection of the liens on the collateral. In the case of an event of default, the principal amount of the 2029 Notes plus accrued and unpaid interest would be accelerated.

Credit Facilities

Chiclayo Hospital Financing Agreement

On February 3, 2020, Oncosalud entered into a financing agreement (the “Chiclayo Hospital Financing Agreement”) with Scotiabank for S/70.0 million. The proceeds of the financing were used to build a new hospital in Chiclayo.

The Chiclayo Hospital Financing Agreement contains a financial covenant requiring us to maintain a consolidated debt service ratio equal to or higher than 1.2. As of December 31, 2024, Oncosalud was in compliance with the consolidated debt service ratio under the Chiclayo Financing Agreement. In addition, the related assignment agreement requires Oncosalud and GSP Trujillo S.A.C. to maintain a minimum debt service ratio, defined as the ratio of assigned rights to long-term debt plus financial expenses, of 1.0x during 2021 and 2022 and 1.2x during 2023 to 2027.

The Chiclayo Hospital Financing Agreement contains consent requirements for certain transactions, including a merger, consolidation or internal reorganization, as well as certain restrictions, such as restrictions from transferring or encumbering assets located in Auna Chiclayo. An equity offering does not require consent under the Chiclayo Hospital Financing Agreement.

The Chiclayo Hospital Financing Agreement is secured by a mortgage over Oncosalud’s real estate property located in Chiclayo.

Credit and Guaranty Agreement

On November 10, 2023, we entered into the Credit Agreement under which we borrowed, on December 18, 2023, term loans in an aggregate principal amount of US$550.0 million (or its equivalent in Mexican pesos) (the “Term Loans”). We applied the net proceeds from the Term Loans to repay approximately US$533.7 million of obligations under outstanding indebtedness, including repayment in full of the 2028 Notes, and certain costs and fees related to the transactions.

The Term Loans mature in December 2028 and are payable in quarterly installments that amortize 9% of the aggregate principal amount in 2025, 15% in 2026, 19% in 2027 and 57% in 2028.

Interest on the USD-denominated Term Loans is calculated based on Term SOFR plus an applicable margin. Interest on the Mexican peso-denominated Term Loans is calculated based on TIIE as published by the Mexican Central Bank plus an applicable margin. In each case, the applicable margin is determined by reference to the credit rating of the 2029 Notes as specified in the Credit Agreement. The Term Loans are secured by certain of our assets, including shares of certain of our material subsidiaries as well as certain of our real estate assets in Mexico, Peru and Colombia, and guaranteed by certain of our subsidiaries.

The Credit Agreement contains financial covenants requiring us to maintain (for the period of four fiscal quarters ending on the applicable calculation date) (A) a Consolidated Leverage Ratio (as such term is defined in the Credit Agreement) of not greater than (i) 4.75:1.00 for the fiscal quarters ending December 31, 2023, March 31, 2024, June 30, 2024 and September 30, 2024, (ii) 4.25:1.00 for the fiscal quarters ending December 31, 2024, March 31, 2025, June 30, 2025 and September 30, 2025, (iii) 3.75:1.00 for the fiscal quarters ending December 31, 2025, March 31, 2026, June 30, 2026 and September 30, 2026 and (iv) 3.25:1.00 for the fiscal quarter ending December 31, 2026 and as of the end of each fiscal quarter thereafter and (B) a Consolidated Interest Coverage Ratio (as such term is defined in the Credit Agreement) of not less than (i) 1.50:1.00 for the fiscal quarters ending December 31, 2023, March 31, 2024, June 30, 2024 and September 30, 2024, (ii) 1.75:1.00 for the fiscal quarters ending December 31, 2024, March 31, 2025, June 30, 2025 and September 30, 2025 and (iii) 2.25:1.00 for the fiscal quarter ending December 31, 2025 and as of the end of each fiscal quarter thereafter. As of December 31, 2024, our Consolidated Leverage Ratio was 3.56:1.00 and our Consolidated Interest Coverage Ratio was 1.77:1.00.

The Credit Agreement contains a covenant that limits our ability and the ability of the other Loan Parties (as such term is defined in the Credit Agreement) to incur debt, subject to certain customary exceptions, such as, among others, indebtedness not to exceed US$50.0 million in the aggregate; provided that if at the time of incurrence of such indebtedness, our Consolidated Leverage Ratio is less than 2.75:1.00 as of the two consecutive fiscal quarters most recently ended prior to such incurrence, such amount increases to the greater of US$50.0 million and 2.5% of our Total Assets, indebtedness in respect of capital lease obligations and purchase money obligations not to exceed US$35.0 million and indebtedness under hedging obligations. The Credit Agreement also contains covenants that, among other things, limit our ability and the ability of the other Loan Parties to:

•

make certain investments, subject to customary exceptions, such as, among others, investments in a Loan Party or an entity engaged in a similar business as our business and that becomes a Loan Party, hedging obligations, extensions of short-term credit to suppliers in the ordinary course of business, and other investments not to exceed US$80.0 million in the aggregate; provided that at the time of making such investment our Consolidated Leverage Ratio is less than 3.50:1:00 as of the two consecutive fiscal quarters most recently ended prior to making such investment; notwithstanding the foregoing, investments in an aggregate amount not to exceed US$30.0 million are permitted to be made without the requirement to satisfy any Consolidated Leverage Ratio. In the event that our Consolidated Leverage Ratio is less than 2.75:1:00 as of the two consecutive fiscal quarters most recently ended prior to making such investment, the aforementioned US$80.0 million basket increases to the greater of US$80.0 million and 3.75% of Total Assets;

•

incur certain liens, subject to certain customary exceptions, such as, among others, existing liens, liens securing hedging obligations in the ordinary course of business, liens on property at the time we acquired the property and liens securing indebtedness at any one time not to exceed US$25.0 million; provided that if at the time of creation of such liens our Consolidated Leverage Ratio is (x) greater than or equal to 2.75:1:00 and less than 3.25:1.00 or (y) less than 2.75:1.00, in each case, as of the two consecutive fiscal quarters most recently ended prior to such creation, such amount increases to US$50.0 million or the greater of US$50.0 million and 2.5% of our Total Assets, respectively;

•

transfer, sell or otherwise dispose of assets, subject to certain customary exceptions, such as, among others, dispositions of obsolete or worn-out property, dispositions of certain collateral not to exceed US$10.0 million in the aggregate and provided that the proceeds of such disposition are applied to partially repay the Term Loans, and dispositions the aggregate book value of which does not exceed US$10.0 million in any fiscal year;

•	merge or consolidate with any other person, subject to certain customary exceptions, such as, among others, mergers with another Loan Party;

•

enter into transactions with our affiliates, subject to certain customary exceptions, such as, among others, transactions on fair and reasonable terms consistent with those obtainable in comparable arms’-length transactions with a third party; and

•

make certain restricted payments, subject to certain customary exceptions, such as, among others, dividend payments by any of our subsidiaries to us and any other dividend payment or distribution provided that our Consolidated Leverage Ratio at such time is less than 2.50:1.00 calculated on a pro forma basis.

The Credit Agreement also includes customary events of default, including: (i) failure to pay principal or interest under the Credit Agreement when due and payable, (ii) failure to comply with certain covenants or agreements in the Credit Agreement if not cured or waived as provided therein, as applicable, (iii) the breach of any representations and warranties made by the Loan Parties, (iv) failure to pay other indebtedness in excess of US$10.0 million, (v) certain events of bankruptcy, insolvency or reorganization relating to the Loan Parties and any of their subsidiaries, (vi) judgments against any Loan Party (or any subsidiary thereof) in excess of US$10.0 million, (vii) the invalidity of certain documents related to the Credit Agreement, (viii) certain government seizures, nationalizations or moratoriums on the payment of principal and interest, (ix) certain events related to perfection of the liens on the collateral, (x) the imposition of certain exchange controls and (xi) a change of control; subject, in each case, to customary grace and/or cure periods.

Credit Lines

We have access to available revolving credit lines of up to an aggregate of S/600 million with other recognized financial institutions that we use for short-term capital needs. Our revolving credit lines bear interest at varying fixed rates, ranging from 5.90% to 8.80% in Peruvian soles, of 7.85% to 8.38% in U.S. dollars and 8.64% to 20.29% in Colombian pesos. As of December 31, 2024, we had drawn S/446 million, and had S/154 million of available borrowings, under our revolving credit lines, maturing in 2025. We are subject to various covenants under our revolving credit lines, including reporting requirements, restrictions on incurring future debt and consent requirements for certain transactions, such as a merger, consolidation or internal reorganization, and were in compliance with these covenants as of December 31, 2024. Lenders may terminate our revolving credit lines under certain events, including nonpayment of our monetary obligations, acquiring debt that is senior to our obligations under our revolving credit lines, failing to maintain our corporate existence, certain changes to our corporate purpose and a change of control, whether directly or indirectly, among others.

Off-Balance Sheet Arrangements

As of December 31, 2024, we did not have any off-balance sheet arrangements.

C. Research and development, patents and licenses, etc.

We do not have formal research and development policies. However, we manage our research and development efforts through Auna Ideas, which is our non-profit biomedical and innovation engine. Auna Ideas currently operates seven accredited clinical research sites in the region, monitors more than 120 active trials within our networks and conducts more than 50 ongoing applied research projects. Auna Ideas is complemented by the premier research capabilities of our Auna Colombia network oncology-focused hospitals: IDC physicians are regular contributors to some of the medical profession’s top journals, such as The Lancet and the Journal of Clinical Oncology, while Oncomédica has been the recipient of multiple research awards in the recent past distinguishing it as one of the top cancer care institutions in Colombia.

D. Trend Information

Since 2019, we have completed six acquisitions, including the acquisition of a controlling stake in Clínica Portoazul in Colombia in September 2020, the acquisitions of OncoGenomics and Posac in Peru in October 2021, the acquisition of IMAT Oncomédica in Colombia in April 2022, the acquisition of Grupo OCA in Mexico in October 2022 and the acquisition of Dentegra in Mexico in February 2023. The results of each entity have been consolidated into our results of operations from their respective dates of acquisition. In addition, in August 2021, we launched operations at Clínica Chiclayo and in January 2022, we expanded capacity at Clínica Vallesur. In all of our networks, we expect to benefit from these expanded and new facilities as our greater capacity will allow us to treat additional patients and generate additional revenue. However, these expansions have, in certain cases, resulted in temporary increases in costs, including integration costs to bring acquired operations up to our standards and costs related to the ramp-up of expanded facilities. We expect any future expansions to result in similar temporary increases in costs.

Our Oncosalud membership base increased 7.4% for the year ended December 31, 2024 primarily as a result of the growth in our general healthcare plans. Relatedly, the number of plan members treated during the year ended December 31, 2024 increased by 1.6% compared to the year ended December 31, 2023 as a result of plan members covered by general healthcare plans. In our Healthcare Services in Peru segment, the utilization of beds during the year ended December 31, 2024 increased by 4.2pp compared to the year ended December 31, 2023 as a result of the growth in all services in our operations in Chiclayo, Arequipa and Delgado in Lima. In our Healthcare Services in Colombia segment, the utilization of beds during the year ended December 31, 2024 increased by 3.3pp compared to the year ended December 31, 2023 as a result of increasing demand for our services in all of our hospitals. In our Healthcare Services in Mexico segment, the utilization of beds during the year ended December 31, 2024 increased slightly by 0.3pp compared to the year ended December 31, 2023 as a result of increasing demand for our services, partially offset by the increase in the number of bed available due to our focus on growth in respect to our operations in Mexico.

In our Auna Peru network, we will continue to grow organically by expanding our network’s installed capacity. We are also evaluating other opportunities to expand our Auna Peru network beyond these current projects. In addition, we will continue to expand the healthcare plans offered under our Oncosalud Peru segment. In Colombia, we plan to focus on expanding the range of services offered in our existing facilities. In Mexico, we plan to focus on expanding the range of services offered in our existing facilities and the insurance plans offered. Throughout 2025, we expect to invest in the expansion of our existing facilities and new plan products. For instance, on March 7, 2025 we announced the signing of an exclusive five-year agreement with Opción Oncología, a leading ambulatory clinic specialized in oncology in Monterrey. This strategic partnership reinforces Auna’s commitment to becoming the premier oncology provider in Mexico. Looking ahead, we expect continued growth in our markets, focusing on increasing efficiencies across our network and expanding access to high-quality healthcare.

Our pharmaceutical costs represented 47.8%, 41.8% and 46.3% of our cost of services in Mexico, Peru and Colombia, respectively for the year ended December 31, 2024. We plan to implement strategies to further create synergies in our pharmaceutical costs.

For more information, see “Item 3. Key Information—D. Risk Factors.”

E. Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with IFRS Accounting Standards. The preparation of our financial statements requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses and related disclosures of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates and significant assumptions. We base these estimates on our historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results experienced may vary materially and adversely from our estimates. Revisions to estimates are recognized prospectively. To the extent there are material differences between our estimates and the actual results, our future results of operations may be affected. We consider the accounting policies that govern revenue recognition, insurance contracts and income taxes to be the most critical in relation to our consolidated financial statements. These policies require the most complex and subjective estimates of management.

Business Combinations

We account for business combinations using the acquisition method when control is transferred to the Company. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on bargain purchase is recognized in profit or loss immediately. Transactions cost are expensed as incurred.

Subsidiaries are entities that we control. We control an entity when we are exposed to, or have rights to, variable returns from our involvement with the entity and have the ability to affect those returns through our power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases. We eliminate all transactions between subsidiaries upon consolidation in the consolidated financial statements.

For each business combination, we elect whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets as of the date of acquisition. Changes in our interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Goodwill

Goodwill arises from the acquisition of subsidiaries and represents the excess between the cost of an acquisition and the fair value of our interest in the net identifiable assets at the date of the acquisition. Goodwill arising from a business combination is allocated to each cash-generating unit (“CGU”) or group of CGUs that are expected to benefit from the synergies of the combination. Each CGU or group of CGUs to which goodwill is allocated represents the lowest level of cash-flow generating assets within the entity at which goodwill is monitored by management. Goodwill is tested for impairment at least annually and recorded at cost less accumulated impairment losses. The carrying amount of goodwill is compared to the recoverable amount, which is the greater of value in use and fair value less costs to sell. Any impairment is recognized immediately as an expense and cannot be reversed.

Revenue Recognition

We generate revenue primarily from insurance revenue on healthcare plans and the sale of healthcare services and medicines. Revenue we generate from the sale of healthcare services is recognized as such healthcare services are provided to our patients. Similarly, the revenue we generate from the sale of medicines is recognized when medicines are provided to our customers and, in cases when our patients are hospitalized, when medicines are administered to them.

Our revenue recognition standard for revenue related to the insurance revenue on healthcare plans is recognized as revenue proportionally during the period in which a patient is entitled to healthcare services under his or her plan. Insurance revenue related to the unexpired contractual coverage period is recognized in the accompanying balance sheet as liability for remaining coverage.

Liability for Incurred Claims from Insurance Contracts

We recognize the liability for incurred claims of a group of contracts at the amount of the fulfillment of cash flows relating to incurred claims. Since the future cash flows are expected to be paid in one year or less from the dates the claims are incurred, we do not discount the cash flows.

Income Taxes

Current income taxes are provided on the basis of our financial reporting and the financial reporting of each of our subsidiaries, including adjustments in accordance with the regulations of the relevant tax jurisdiction. As such, we must make critical judgments in interpreting tax legislation in the jurisdictions in which we operate in order to determine our income tax expenses.

Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used.

Recent Accounting Pronouncements

The International Accounting Standards Board, or other regulatory bodies, periodically introduce modifications to the financial accounting and reporting standards under which we prepare our consolidated financial statements. Recently, a number of new accounting standards and amendments and interpretations to existing standards have been issued and were effective as of January 1, 2023, including the new standard IFRS 17—Insurance contracts and the amendments to IAS 1—Disclosure of Accounting Policies, IAS 8— Definition of Accounting Estimates, IAS 12—Deferred Tax related to Assets and Liabilities arising from a Single Transaction and IAS 12—International Tax Reform – Pillar Two Model Rules. The amendments to IAS 1—Non-current Liabilities with Covenants and Classification of Liabilities as Current or Non-current, IFRS 16—Lease Liability in a Sale and Leaseback and IAS 7 and IFRS 7—Supplier Finance Arrangements became effective on January 1, 2024.

In addition, the amendments to IAS 21—Lack of Exchangeability became effective on January 1, 2025, the amendments to IFRS 9 and IFRS 7—Classification and Measurement of Financial Instruments will become effective on January 1, 2026, and the new standards IFRS 18— Presentation and Disclosure in Financial Statements, IFRS 19— Subsidiaries without Public Accountability: Disclosures will become effective on January 1, 2027. Other than as described below, we do not expect these amendments to have a material impact on our consolidated financial statements.

Presentation and Disclosure in Financial Statements (IFRS 18)

In April 2024, the International Accounting Standards Board issued IFRS 18, which provides a more structured income statement and introduces a newly defined ‘operating profit’ subtotal and a requirement for all income and expenses to be classified into five new distinct categories based on a company’s main business activities.

The key principles of IFRS 18 are that:

•

Entities are required to classify all income and expenses into five categories in the statement of profit or loss, namely the operating, investing, financing, discontinued operations and income tax categories. Entities are also required to present a newly-defined operating profit subtotal. Entities’ net profit will not change.

•	Management-defined performance measures (MPMs) are disclosed in a single note in the financial statements.

•	Enhanced guidance is provided on how to group information in the financial statements.

In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.

Emerging Growth Company Status

Pursuant to the JOBS Act, an emerging growth company is provided the option to adopt new or revised accounting standards that may be issued by FASB or the SEC either (i) within the same periods as those otherwise applicable to non-emerging growth companies or (ii) within the same time periods as private companies. We intend to take advantage of the exemption for complying with new or revised accounting standards within the same time periods as private companies. Accordingly, the information contained herein may be different than the information you receive from other public companies.

We also intend to take advantage of some of the reduced regulatory and reporting requirements of emerging growth companies pursuant to the JOBS Act so long as we qualify as an emerging growth company, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. We would cease to be an emerging growth company upon the earliest of: (1) the last day of the fiscal year ending after the fifth anniversary of our initial public offering; (2) the last day of the fiscal year in which we have more than US$1.235 billion in annual revenue; (3) the date we qualify as a “large accelerated filer,” with at least US$700.0 million of equity securities held by non-affiliates; or (4) the issuance, in any three-year period, by our company of more than US$1.0 billion in non-convertible debt securities held by non-affiliates.

Item 6. Directors, Senior Management and Employees

This section sets forth information regarding our directors, officers and other managers. Unless otherwise stated, the business address of our directors, officers and other managers is 6, rue Jean Monnet, L-2180 Luxembourg, Grand Duchy of Luxembourg.

A. Directors and Senior Management.

Board of Directors

Our business and affairs are managed by our board of directors in accordance with our articles of association and the 1915 Act.

On March 4, 2024, our shareholders approved the reclassification of the Company’s board of directors consisting of eight members into three classes of directors: (i) the class A directors, (ii) the class B directors and (iii) the class C directors. Directors are elected and removed in accordance with the provisions of our articles of association. Our class A directors were appointed for three-year terms until the annual general meeting of the shareholders approving the annual accounts for the financial year ending on December 31, 2026, our class B directors were appointed for four-year terms until the annual general meeting of the shareholders approving the annual accounts for the financial year ending on December 31, 2027 and our class C directors were appointed for five-year terms until the annual general meeting of the shareholders approving the annual accounts for the financial year ending on December 31, 2028. Following their initial terms, all of our directors will subsequently be up for reelection for three year terms thereafter.

The following table presents the current members of our board of directors.

Name	Age	Position	Class
Jesús Zamora	63	Executive Chairman of the Board	Class C
Leonardo Bacherer	49	Director	Class C
Jorge Basadre	56	Director	Class C
Teresa Gutierrez	43	Director	Class B
Robert W. Oberrender	65	Director	Class A
Guadalupe Phillips	55	Director	Class A
Luis Felipe Pinillos	48	Vice Chairman of the Board	Class A
Andrew Soussloff	71	Director	Class B
John Wilton	70	Director	Class B

The following is a brief summary of the business experience of each of our directors. The current business address for our directors is 6, rue Jean Monnet, L-2180 Luxembourg, Grand Duchy of Luxembourg.

Jesús Zamora (Suso Zamora) has been a member of our board of directors since 2008 and Executive Chairman since 2022. Mr. Zamora is Co-Founder, Chief Executive Officer and Chairman of the board of directors of Enfoca, one of Latin America’s foremost investment firms founded in 2000, where he is responsible for the investment and management of Enfoca’s funds. He has more than 32 years of investment experience. Prior to founding Enfoca, he held various senior executive positions in banking and asset management, including Banco de Crédito del Perú from 1994 to 1999, BEA Associates from 1992 to 1993, and Salomon Brothers Inc. from 1988 to 1992. Mr. Zamora holds an MBA from Columbia Business School and a bachelor’s degree in Industrial Engineering from Universidad Nacional Autónoma de México.

Leonardo Bacherer has been a member of our board of directors since 2018. Mr. Bacherer serves as Managing Partner at Enfoca since 2023 and previously served in different executive roles since joining the firm in 2015. Prior to joining Enfoca, he served as CEO of Maestro (formerly an Enfoca portfolio company) from 2010 to 2014, deputy CEO during 2009 and CFO from 2007 to 2008. He has more than 20 years of experience in the retail and banking industries. Prior to his role at Maestro, he held several executive positions at Ripley S.A. between 2005 and 2007 and Banco de Crédito del Perú between 2002 and 2005. Mr. Bacherer holds an MBA from the Rotterdam School of Management, a certification in advanced management from The Wharton School of the University of Pennsylvania and a bachelor’s degree in Industrial Engineering from the Military School of Engineering in La Paz, Bolivia.

Jorge Basadre has been a member of our board of directors since 2008. Mr. Basadre is a Co-Founder and Partner of Enfoca, where he is responsible for the investment and management of Enfoca’s funds. He has more than 25 years of investment experience. Prior to founding Enfoca in 2000, he worked in management consulting at Booz & Co. from 1996 to 2000, and in banking at Banco de Crédito del Perú from 1991 to 1993. Mr. Basadre holds an MBA from Harvard Business School and a bachelor’s degree in Business Administration from Universidad del Pacífico in Lima.

Teresa Gutierrez has been a member of our board of directors since 2025. Ms. Gutierrez is responsible for Tesla in Mexico. Prior to that, she held positions at Rappi, Mattel, Nestle, McKinsey, and Procter and Gamble. She serves on the boards of several public and private companies, including Traxion, DIRI, Vetalia, and Timser and is recognized for her commitment to gender equity and workplace inclusivity. She holds a Bachelor’s degree in Chemical Engineering from Universidad Iberoamericana and a Master’s in Business Administration from IPADE Business School.

Robert W. Oberrender has been a member of our board of directors since 2020. Mr. Oberrender has been an independent investor and advisor since September 2018. From 2002 until his retirement in 2018, he served at UnitedHealth Group, Incorporated for 16 years, most recently as its Chief Investment Officer and Treasurer and the Chief Executive Officer of its Optum Bank unit from 2016-2017. Prior to that, he was Chief Administrative and Financial Officer at Canadian Imperial Bank of Commerce’s Amicus Financial unit, Vice President and Global Treasurer at Sara Lee Corporation and Chief Financial Officer at Metris Companies Inc. He began his career at J.P. Morgan in the Corporate Finance and Banking Group at the legacy Chemical Bank organization. Mr. Oberrender holds an MBA from the University of Chicago’s Booth School of Business and a bachelor’s degree in Economics from Hamilton College.

Guadalupe Phillips has been a member of our board of directors since 2025. Ms. Phillips serves as Chief Executive Officer of Empresas ICA, a leading construction and infrastructure company in Mexico. Prior to joining ICA, she served as CEO of Grupo Televisa and its subsidiaries. She holds board positions at ICA, Grupo Televisa, Openbank, Volaris, and Grupo Axo. She holds a law degree from the Instituto Tecnológico Autónomo de México (ITAM) and earned both her master’s and Ph.D. degrees from The Fletcher School of Law and Diplomacy at Tufts University.

Luis Felipe Pinillos was a founder of Auna and assumed the role of Vice Chairman of our board of directors in 2022 and has been a member of our board of directors since 2009. Mr. Pinillos served in various senior roles at the Company since 2002, including as chief executive officer from 2009 to 2015 and from 2019 to 2022 and as executive director from 2015 to 2020. Mr. Pinillos has been a member of the board of directors of Oncosalud since 2008 and Textil del Valle, a garment manufacturing company, since 2011. He holds a degree in Business Administration from Universidad de Lima and completed management and corporate governance executive courses at the Kellogg School of Management at Northwestern University and insurance courses at the MAPFRE Foundation in Spain.

Andrew Soussloff has been a member of our board of directors since 2020. Mr. Soussloff was formerly a member of the board of directors of Enfoca Investments Ltd. Prior to joining Enfoca, he practiced law as a partner of the international law firm Sullivan & Cromwell LLP for more than 30 years, where he focused on capital markets, mergers and acquisitions, financial regulation and corporate governance, and advised businesses and governments in the United States, Latin America, Europe, Canada and Asia. Mr. Soussloff holds a J.D. from the University of Pennsylvania Law School, and a bachelor’s degree in History and a master’s degree in History from the University of Pennsylvania.

John Wilton has been a member of our board of directors since 2020. He has been the Deputy President of Administration and Finance at the National University of Singapore since 2018. He has also been the CEO of Wilton Strategy Inc. since 2018. He was a senior advisor at McKinsey & Company from 2016 to 2018, Vice Chancellor of Administration and Finance at the University of California, Berkley from 2011 to 2016 and managing director and head of international research at Farallon Capital Management from 2006 to 2011. He was also a senior advisor to Hellman and Friedman from 2008 to 2011. Before his role at Farallon Capital Management, he served in several positions at The World Bank, in Washington D.C., from 1983 to 2006, including as CFO and Vice President for Strategy, Finance and Risk from 2002 to 2006. Mr. Wilton was formerly a member of the board of directors of Enfoca Investments Ltd. and has been a member of the board of directors of Leblon Equities, in Brazil, since 2010. Mr. Wilton holds a bachelor’s degree in Economics from the University of Cambridge and a master’s degree in Economics and Statistics from the University of Sussex.

Executive Officers

Our executive officers are responsible for the management and representation of our company. Suso Zamora leads an experienced management team designed to focus on line accountability and the development of regional capabilities. Many of the members of our management team have worked together as a team for many years. Our executive officers were appointed by our board of directors for an indefinite term.

The following table lists our current executive officers:

Name	Age	Position	Initial Year of Appointment
Jesús Zamora	63	President	2023
Gisele Remy	45	Chief Financial Officer and Executive Vice President	2023
Rayet Harb	52	Executive Vice President Operations	2024
Mauricio Camargo	41	Executive Vice President Healthcare Services	2024
Lorenzo Massart	57	Executive Vice President Equity and Capital Markets	2024

The following is a brief summary of the business experience of our executive officers.

Jesús Zamora (Suso Zamora). See “—Board of Directors.”

Gisele Remy joined us as Chief Financial Officer and Executive Vice President in 2023. Prior to this, Ms. Remy worked at Alicorp, a leading consumer goods company in Latin America from 2019 to 2023 as Managing Director of Finance and Productivity, having been responsible for financial planning, efficiency, costs, treasury and investor relations. Prior to this Ms. Remy worked at Belcorp, a leading direct sales beauty company in Latin America, for 10 years, where she led corporate strategy, treasury and financial planning. Ms. Remy started her career in investment banking in HSBC in London and UBS in New York. She has a bachelor of science in business administration with a concentration in finance from the Wharton School of the University of Pennsylvania and has completed executive education programs at Stanford Business School and Harvard Business School.

Rayet Harb joined us in May 2024 as Executive Vice President of Operations, bringing extensive leadership experience in the healthcare industry. Prior to this, she served as CEO of Steward Health Care Colombia and COO of Patria Health Care Colombia, managing the largest healthcare delivery service network in the country. Ms. Harb Gasi also held several executive roles at Keralty Group, including Vice President of Operations, Vice President of Public and Private Insurance Plans, and, President of Keralty Mexico and Sanitas USA. Through these positions, she acquired expertise in healthcare operations, both in the health insurance and healthcare delivery segments, including with respect to corporate integration, organizational development, procurement management, financial and operational performance, quality and patient experience, infrastructure and clinical management. She holds a Bachelor’s degree in Systems Engineering from Universidad del Norte in Colombia, a Specialization in Technology Management in Organizations, from Escuela de Administración de Negocios in Colombia, Management Development studies from INALDE Business School in Colombia, and Master in Digital Transformation in Health from ESDEN Business School in Spain.

Mauricio Camargo joined us in 2024 as Executive Vice President of Health Services. Prior to this, he served as Senior Vice President for Strategy & Transformation at Envision Healthcare and AMSURG, one of the largest operators of Ambulatory Surgical Centers in the United States. He is a former Senior Vice President for Strategy, Planning, and Emergency Services at HCA Healthcare, one of the largest publicly traded hospital providers in the United States. Mr. Camargo Tamara worked at McKinsey & Company’s healthcare practice helping clients across the United States and Latin America. He holds a joined M.S. in Health Sciences and Technology from Harvard Medical School and the Massachusetts Institute of Technology, an MBA from Harvard Business School and undergraduate degrees in Physics, Biological Physics, and Economics from Brandeis University.

Lorenzo (Laurent) Massart joined us as Executive Vice President, Strategy and Equity Capital Markets in 2024. He brings more than 25 years of experience in strategic consulting and investment banking in the United States and Latin America. He also spent more than two decades in leadership roles in investment banking, including at Citigroup, Bank of America, Morgan Stanley, and SBC Warburg. Prior to that, Mr. Massart worked 4 years at McKinsey & Co providing management consulting to multinationals. He started his career with Arthur Andersen. Mr. Massart holds an MBA from The Wharton School of the University of Pennsylvania, and a bachelor´s degree of Science and Master of Science in Business and Economics from the Hautes Etudes Commerciales (HEC) from the University of Lausanne.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Shareholders Agreement

On September 8, 2020, Enfoca, our controlling shareholder, and Luis Felipe Pinillos entered into a shareholders agreement (the “Shareholders Agreement”). See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Shareholders Agreement.”

B. Compensation of Directors and Executive Officers

Compensation of Directors and Officers

Director compensation must be ratified by a majority of shareholders at our annual shareholders’ meeting. For the year ended December 31, 2024, the aggregate compensation accrued or paid to the members of our board of directors and our executive officers for services in all capacities was S/28.6 million in the aggregate.

During 2024, our performance-based compensation programs included cash bonuses based on the individual performance of our executive officers as approved by our board of directors.

Equity Incentive Plan

We have adopted an equity incentive plan (the “Equity Incentive Plan”) for the purpose of motivating and rewarding our President, key senior management, employees, directors, consultants and advisors to perform at the highest level and to further our best interests and the best interests of our shareholders. The Equity Incentive Plan governs the issuance of equity incentive awards or share equivalents. Our Equity Incentive Plan provides that a total of 10% of our outstanding share capital is reserved for issuance in any combination of class A shares and/or class B shares to be determined by the Compensation and Talent Committee. Awards under our Equity Incentive Plan are subject to vesting and attainment of certain performance metrics, and in an amount, to be determined by the Compensation and Talent Committee.

Equity incentive awards may be granted to our employees, directors, consultants or advisors, as well as to holders of equity compensation awards granted by a company that is acquired by us in the future. Awards under the Equity Incentive Plan may be granted in the form of options, share appreciation rights, restricted shares, restricted share units, performance awards or other share-based awards, including awards that are settled in cash.

The vesting conditions for grants under the Equity Incentive Plan are determined by the Compensation and Talent Committee and are set forth in the applicable award documentation. For options and share appreciation rights, the Compensation and Talent Committee determines the exercise price, the term (which may not exceed 10 years from the date of grant) and the time or times at which the option or a share appreciation right may be exercised in whole or in part. Performance awards are subject to performance conditions as specified by the Compensation and Talent Committee and are settled in cash, shares or any combination thereof, as determined by the Compensation and Talent Committee in its discretion, following the end of the relevant performance period.

The Equity Incentive Plan is administered by the Compensation and Talent Committee or such other committee as may be designated by the board of directors in the future.

Indemnification of Directors and Officers

Our articles of association provide that we will indemnify our directors and executive officers. We intend to establish directors’ and officers’ liability insurance that insures such persons against any liability or loss incurred by them arising out of their position at the company. We intend to enter into customary indemnification agreements with our directors and executive officers. See “Related Party Transactions—Indemnification Agreements.”

C. Committees of the Board of Directors

Audit and Risk Committee

The audit and risk committee, which consists of Robert W. Oberrender, Andrew Soussloff and John Wilton, assists the board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit and risk committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. The board of directors has determined that Robert W. Oberrender qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC.

Our board of directors has determined that Robert W. Oberrender, Andrew Soussloff and John Wilton satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

Compensation and Talent Committee

The compensation and talent committee, which consists of John Wilton, Robert W. Oberrender and Leonardo Bacherer, assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The committee reviews the total compensation package for our executive officers and directors, recommends to the board of directors for determination of the compensation of each of our directors and executive officers, and periodically reviews and approves any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and benefits plans.

Executive Committee

The executive committee, which consists of Suso Zamora, Luis Felipe Pinillos, Leonardo Bacherer and Jorge Basadre, has been delegated by the board of directors the authority to exercise certain functions of the board of directors. The executive committee is also in charge of all general administrative affairs of the Company, subject to any limitations prescribed by the board of directors, the articles of association of the Company or the 1915 Act.

Governance Committee

The governance committee, which consists of Andrew Soussloff, Robert W. Oberrender, Jorge Basadre and Luis Felipe Pinillos, assists the board of directors in reviewing and evaluating the size, composition, function and duties of the board. The governance committee also assists in the selection of candidates, make recommendations as to determinations of director independence and oversees the review of certain policies.

D. Employees.

As of December 31, 2024, we had 14,842 employees in Peru, Colombia and Mexico, including 8,883 medical personnel, which includes physicians, nurses and technicians. Approximately 1.6% of our employees were part-time employees, the majority of which are physicians that are hired on a fee-for-service basis. We are subject to various laws that regulate wages, hours, benefits and other terms and conditions relating to employment. As of December 31, 2024, 1,204 of our employees were members of labor unions in Mexico and none of our employees were members of labor unions in the other countries where we operate.

The following table contains a breakdown of the average number of our employees, by region, as of the dates indicated:

	As of December 31,
	2024	2023	2022
Region
Mexico	3,024	3,222	3,273
Peru	5,711	5,612	5,380
Colombia	6,107	5,757	5,245

Total	14,842	14,591	18,898

E. Share Ownership.

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” for information about the share ownership of directors and officers.

See “Item 6. Directors, Senior Management and Executive Officers—B. Compensation of Directors and Executive Officers” for information about our equity incentive plans.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders.

The number of our class A shares and class B shares beneficially owned by each entity, person, director or officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any class A and class B shares over which the individual has sole or shared voting power or investment power as well as any class A and class B shares that the individual has the right to acquire within 60 days through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, we believe that each shareholder identified in the table below possesses sole voting and investment power over all the class A and class B shares shown as beneficially owned by such shareholder in the table. Percentages in the table below are based on 30,052,722 outstanding class A shares and 43,917,577 outstanding class B shares as of December 31, 2024.

According to our transfer agent, as of March 28, 2025, we had 30,095,388 class A shares held by 4 registered U.S. shareholders. Since some of the shares are held by nominees, the number of shareholders may not be representative of the number of beneficial owners.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Auna S.A., 6, rue Jean Monnet, L-2180 Luxembourg, Grand Duchy of Luxembourg.

	Class A Shares		Class B Shares		Percentage of Total Voting Power(1)
Shareholder	Number of Shares	Percentage Owned	Number of Shares	Percentage Owned
5% Shareholders
Entities affiliated with Enfoca(2)	—	—	32,029,016	72.9%	68.3%
AFP Integra S.A.(3)	9,013,333	30.0%			1.9%
Grupo Angeles(4)	7,214,062	24.0%	—	—	1.5%
Juan Rafael Serván Rocha	—	*	2,671,878	6.1%	5.7%
Schroder Investment Management Group(5)	2,624,517	8.7%	—	—	0.6%
Teacher Retirement System of Texas(6)	1,884,000	6.3%	—	—	0.4%
RWC Asset Management LLP(7)	1,523,942	5.1%	—	—	0.3%
Fiera Capital (UK) Ltd(8)	1,503,337	5.0%	—	—	0.3%
Executive Officers and Directors				—
Jesús Zamora (9)	—	*	—	—	*
Luis Felipe Pinillos (10)	—	*	4,007,817	9.1%	8.5%
Jorge Basadre	—	*	—	—	*
Leonardo Bacherer	—	*	—	—	*
Robert W. Oberrender	—	*	—	—	*
Andrew Soussloff	—	*	—	—	*
John Wilton	—	*	—	—	*
Teresa Gutierrez	—	*	—	—	*
Guadalupe Phillips	—	*	—	—	*
Gisele Remy	—	*	—	—	*
Rayet Harb	—	*	—	—	*
Mauricio Camargo	—	*	—	—	*
Lorenzo Massart	—	*	—	—	*

*	Less than 1% ownership.
(1)

Percentage of total voting power represents voting power with respect to all of our class A shares and class B shares, as a single class. Holders of our class B shares are entitled to 10 votes per share, whereas holders of our class A shares are entitled to one vote per share. For more information about the voting rights of our class A shares and class B shares, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Class A Shares—The dual-class structure of our shares, as well as the classified structure of our board of directors, have the effect of concentrating voting control with Enfoca or its shareholders and limiting our other shareholders’ ability to influence corporate matters.”

(2)

Includes (i) 25,585,539 class B shares held of record by Enfoca Discovery 2, L.P. (“Enfoca Discovery 2”), (ii) 3,198,192 class B shares held of record by Enfoca Descubridor 1, Fondo de Inversión (“Enfoca Descubridor 1”), (iii) 3,198,192 class B shares held of record by Enfoca Descubridor 2, Fondo de Inversión (“Enfoca Descubridor 2”), (iv) 46,820 class B ordinary shares held of record by Enfoca Asset Management Ltd. (“Enfoca Asset Management”) and (v) 273 class B ordinary shares held of record by Enfoca Sociedad Administradora de Fondos de Inversión S.A. (“ESAFI” and, together with Enfoca Discovery 2, Enfoca Descubridor 1, Enfoca Descubridor 2 and Enfoca Asset Management, the “Enfoca Entities”). The Enfoca Entities are indirectly controlled by Jesús Zamora. In connection with the Sponsor Financing for a capital contribution to us in October 2022, to fund, in part, our purchase of Grupo OCA, Enfoca pledged all of its shares for the benefit of the lenders under the Sponsor Financing. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Class A Shares—Enfoca, our controlling shareholder, owns approximately 72.9% of our class B shares and certain of our officers and a majority of our directors are employed by or otherwise affiliated with Enfoca, which could give rise to potential conflicts of interest with them and certain of our other shareholders.” The information herein is based solely on the Schedule 13G filed on November 12, 2024 by the reporting persons.

(3)

Includes 9,013,333 class A shares collectively held by IN-Fondo 1, IN-Fondo 2 and IN-Fondo 3. Their address is Av. Canaval y Moreyra 522, piso 5 y 6, San Isidro, Lima, Peru. The information herein is based solely on the Schedule 13G filed on December 18, 2024 by AFP Integra S.A. acting on behalf of IN-Fondo 1, IN-Fondo 2 and IN-Fondo 3.

(4)

Includes 7,214,062 class A shares collectively held by Grupo Ángeles Servicios de Salud, S.A. de C.V. (“GASS”), Grupo Empresarial Ángeles, S.A. de C.V. (“GEA”), Corpvaza, S.A. de. C.V. (“Corpvaza”), and Mr. Olegario Vásquez Aldir (“Mr. Vázquez Aldir”). Mr. Vázquez Aldir directly controls Corpvaza, which controls GEA, which is the parent company of GASS, the direct holder of our Class A shares. The address for Mr. Vázquez Aldir and related reporting persons is Camino a Santa Teresa 1055, piso 14, Héroes de Padierna, La Magdalena Contreras, Mexico, 10700. The information herein is based solely on the Schedule 13D/A filed on January 14, 2025 by the reporting person.

(5)

The address for Schroder Investment Management Group is 1 London Wall Place, London, England, EC2Y 5AU. The information herein is based solely on the Schedule 13G filed on February 13, 2025 by the reporting person.

(6)

The address for the Teacher Retirement System of Texas is 1000 Red River Street, Austin, Texas 78701. The information herein is based solely on the Schedule 13G filed on November 13, 2024 by the reporting person.

(7)

The address for RWC Asset Management LLP is Verde, 10 Bressenden Place, London, SW1E 5DH, United Kingdom. The information herein is based solely on the Schedule 13G/A filed on April 7, 2025 by the reporting person.

(8)

Includes all class A shares owned by Fiera Capital (UK) Limited on behalf of several funds. The address for Fiera Capital (UK) Limited is Queensberry House, 3 Old Burlington Street, London, England, W1S 3AE. The information herein is based solely on the Schedule 13G filed on March 4, 2025 by the reporting person.

(9)

Mr. Zamora, our Executive Chairman of the Board and President, owns 71% of the shares of Enfoca Investment Ltd. and may be deemed to have voting and dispositive power over the ordinary shares held by the entities affiliated with Enfoca.

(10)

In connection with the Sponsor Financing for a capital contribution to us in October 2022, Mr. Pinillos, a member of our board of directors, pledged all of his class A shares and class B shares for the benefit of the lenders under the Sponsor Financing.

Voting Rights

Each class A share will be entitled to one vote per class A share. Each class B share will be entitled to ten votes per class B share.

Holders of class A shares and class B shares will vote together on all matters unless otherwise required by our articles of association or by the 1915 Act.

Sponsor Financing

In connection with the Sponsor Financing, our shareholders created Heredia Investments, which received the proceeds of the Sponsor Financing. In addition to Heredia Investments, Enfoca, our controlling shareholder, and Luis Felipe Pinillos, a member of our board of directors and shareholder, are parties to the Sponsor Financing. The proceeds, net of taxes, fees and expenses of US$18.0 million, were used for a capital contribution of US$342.0 million to our subsidiary, Auna Salud S.A.C., in October 2022 to fund, in part, our purchase of Grupo OCA. Auna Salud S.A.C. determined that the capital contribution was at fair value. This capital contribution was recorded in our consolidated financial statements as (i) an increase of S/402.4 million to “non-controlling interest” representing 21.2% of Auna Salud S.A.C.’s total net assets after giving effect to the capital contribution from Heredia Investments of S/1,352.6 million and (ii) an increase of S/950.2 million to “merger and other reserves” representing the remaining portion of Auna Salud S.A.C.’s total net assets after giving effect to the capital contribution from Heredia Investments of S/1,352.6 million, which corresponded to our 78.8% interest in Auna Salud S.A.C. As part of the Sponsor Financing, certain of our controlling shareholders pledged substantially all of the shares they hold in us for the benefit of the lenders under the Sponsor Financing. See “Related Party Transactions—Contribution and Capital Reduction.”

We are not a party to, nor do we guarantee, nor are we otherwise liable with respect to the debt under, the Sponsor Financing. Furthermore, the lenders under the Sponsor Financing do not have recourse against us for the debt or any other amounts owed by Heredia Investments under the Sponsor Financing, nor do we have any obligation to Heredia Investments to repay its debt under the Sponsor Financing. However, our shareholders were required under the terms of the Sponsor Financing to repay the Sponsor Financing with proceeds they received from an equity offering by us (through a dividend, loan or other payment from the proceeds of that offering, or through a secondary sale of shares in us by our shareholders). To facilitate a portion of that repayment we contributed US$329.0 million of the proceeds from our initial public offering to Auna Salud S.A.C., who has in turn used those funds to effect a capital reduction which resulted in the cancellation of 100% of shares of Auna Salud S.A.C. held by Heredia Investments and thus, increased our ownership interest in Auna Salud S.A.C. from 79% to 100%. Heredia Investments has used the funds it received from Auna Salud S.A.C. to repay US$325.0 million outstanding under the Sponsor Financing. Following the aforementioned transactions, US$141.0 million aggregate principal amount of indebtedness remains outstanding under the Sponsor Financing, which our shareholders party to the Sponsor Financing intend to refinance in the near term. The indebtedness under the Sponsor Financing has a final maturity of October 5, 2025. The documents governing the Sponsor Financing, as amended, contain various covenants and other obligations of the shareholders who are party thereto, including a requirement that such shareholders cause us to comply with certain of the covenants set forth in the Credit Agreement while also expanding the scope of some of those covenants, in certain cases, to impose restrictions on what such shareholders will permit us to do with certain of our immaterial subsidiaries. For additional information on the covenants in the Credit Agreement, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Contractual Obligations and Commitments—Credit Facilities—Credit and Guaranty Agreement.” Furthermore, the documents governing the Sponsor Financing, as amended, contain various events of default, including an event of default that will occur if there is an event of default under the Credit Agreement or the 2029 Notes Indenture. If we experience a change of control, the lenders under the Sponsor Financing can force our shareholders who are party to the Sponsor Financing to repay them. If our shareholders default on their obligations under the terms of the Sponsor Financing, including if they fail to cause us to comply with the covenants set forth in the Credit Agreement, the lenders under the Sponsor Financing will be entitled to certain remedies, including declaring all outstanding principal and interest to be due and payable and ultimately, foreclosing on the pledged shares. Foreclosing on the pledged shares may cause the lenders under the Sponsor Financing to sell securities of our company or the market to perceive that they intend to do so. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Class A Shares—Substantial sales of class A shares could cause the price of our class A shares to decrease.”

Following the completion of our initial public offering and the use of proceeds therefrom resulting in a repayment by Heredia Investments of US$325.0 million under the Sponsor Financing, US$141.0 million aggregate principal amount of indebtedness remain outstanding under the Sponsor Financing, taking into account US$360.0 million aggregate principal amount of indebtedness incurred under the Sponsor Financing and US$108.0 million in interest accrued and unpaid since October 2022. Our shareholders party to the Sponsor Financing intend to refinance the indebtedness that remains outstanding under the Sponsor Financing in the near term. The indebtedness under the Sponsor Financing will become due at the maturity date, which is October 5, 2025. Following the repayment in full of the Sponsor Financing, the pledges on the shares held by our controlling shareholders securing the Sponsor Financing will be released.

Our contribution of US$329.0 million of the proceeds from our initial public offering to Auna Salud S.A.C. and subsequent capital reduction by Auna Salud S.A.C., which resulted in Auna Salud S.A.C. becoming our wholly-owned subsidiary, has been recorded in our consolidated financial statements as an acquisition of non-controlling interest from Heredia Investments in accordance with guidance on changes in proportion held by non-controlling interests under IFRS 10—Consolidated Financial Statements. In connection therewith, we have recorded (i) a decrease of S/159.9 million (US$43.2 million) to “non-controlling interest,” (ii) a decrease of S/1,076.6 million (US$290.9 million) to “merger and other reserves” and (iii) an increase of S/18.9 million to “translation reserve” (US$5.1 million). Auna Salud S.A.C. determined that the capital contribution was at fair value.

For a complete description of the terms of the Sponsor Financing, as amended by the Sponsor Financing Amendment, including the covenants and events of default contained therein, please refer to copies of the Form of Amended and Restated Note Purchase Agreement and the Form of Amended and Restated Credit Agreement, which are filed as Exhibits 4.30 and 4.31, respectively, to this annual report. For additional information, see Item 4. Information on the Company—A. History and development of the company—Initial Public Offering” “-Contribution and Capital Reduction.”

B. Related Party Transactions.

In the ordinary course of business, we and our subsidiaries engage in a variety of transactions among ourselves and with certain of our affiliates and related parties on an arm’s-length basis. All material transactions between us or our subsidiaries and our other affiliates or related parties are evaluated by our senior management and our board in accordance with specific regulations and internal rules applicable to all related party transactions. These transactions are subject to prevailing market conditions and transfer pricing regulations, as described below. The internal regulations of our board of directors establishes a review procedure for identifying, approving and accounting for related party transactions.

Related Person Transaction Policy

Pursuant to our related person transaction policy, any related person transaction must be approved or ratified by our audit and risk committee or another designated committee of our board of directors. The related party transaction policy sets out a number of exemptions pursuant to which certain related person transactions will be deemed not to create or involve a material interest and thereby not subject to such approval or ratification requirements. In determining whether to approve or ratify a transaction with a related person, our audit and risk committee or another designated committee of our board of directors will consider all relevant facts and circumstances, including without limitation the commercial reasonableness of the terms of the transaction, the benefit and perceived benefit, or lack thereof, to us, opportunity costs of alternate transactions, the materiality and character of the related person’s direct or indirect interest and the actual or apparent conflict of interest of the related person. Our audit and risk committee or any other designated committee of our board of directors will not approve or ratify a related person transaction unless it has determined that, upon consideration of all relevant information, such transaction is in, or not inconsistent with, our best interests and the best interests of our shareholders.

Luxembourg Law Concerning Related Party Transactions

Luxembourg law sets forth certain restrictions and limitations on transactions with related parties.

From a tax standpoint, the value of such related party transactions must be equal to the fair market value assessed under transfer pricing rules, i.e., the value agreed to by non-related parties under the same or similar circumstances.

Contribution and Capital Reduction

We have contributed US$329.0 million of the proceeds from our initial public offer to Auna Salud S.A.C., who has in turn used those funds to effect a capital reduction which resulted in the cancellation of 100% of shares of Auna Salud S.A.C. held by Heredia Investments and thus, increased our ownership interest in Auna Salud S.A.C. from 79% to 100%. Heredia Investments has used the funds it received from Auna Salud S.A.C. to repay US$325.0 million outstanding under the Sponsor Financing. Following the aforementioned transactions, US$141.0 million aggregate principal amount of indebtedness remains outstanding under the Sponsor Financing, which our shareholders party to the Sponsor Financing intend to refinance in the near term. The indebtedness under the Sponsor Financing has a final maturity of October 5, 2025. The documents governing the Sponsor Financing, as amended, contain various covenants and other obligations of the shareholders who are party thereto, including a requirement that such shareholders cause us to comply with certain of the covenants set forth in the Credit Agreement while also expanding the scope of some of those covenants, in certain cases, to impose restrictions on what such shareholders will permit us to do with certain of our immaterial subsidiaries.

We have contributed US$329.0 million of the proceeds from our initial public offer to Auna Salud S.A.C., who has in turn used those funds to effect a capital reduction which resulted in the cancellation of 100% of shares of Auna Salud S.A.C. held by Heredia Investments and thus, increased our ownership interest in Auna Salud S.A.C. from 79% to 100%. Heredia Investments has used the funds it received from Auna Salud S.A.C. to repay US$325.0 million outstanding under the Sponsor Financing. Enfoca, our controlling shareholder, and Luis Felipe Pinillos, a member of our board of directors and shareholder, are parties to the Sponsor Financing. Our Executive Chairman of the Board and President, Suso Zamora, and some of our directors, including Suso Zamora, Jorge Basadre and Leonardo Bacherer, are employed by or otherwise affiliated with Enfoca as directors on their board of directors. For additional information, see “Presentation of Financial and Other Information—Financial Statements,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Class A Shares—Enfoca, our controlling shareholder, owns approximately 72.9% of our class B shares and certain of our officers and a majority of our directors are employed by or otherwise affiliated with Enfoca, which could give rise to potential conflicts of interest with them and certain of our other shareholders” and “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders—Sponsor Financing.”

Management Services

We reimbursed our controlling shareholder for administrative expenses for certain management services provided in the amount of S/ 2.5 million and S/1.2 million for each of 2022 and 2023, respectively. We have also reimbursed our controlling shareholder for certain travel and other expenses they have incurred, in the amount of S/0.9 million and S/0.4 million for each of 2022 and 2023, respectively. We paid no management service nor any reimbursement for expenses to our controlling shareholder in 2024.

Medical Services

Dr. Pinillos and Dr. Carlos Vallejos, the founders of Oncosalud in 1989 and current directors of Oncosalud, are both top physicians that have been providing medical services at our facilities for several years. For their services, they have received customary compensation and benefits commensurate with their expertise and clinical acumen in healthcare coverage and aligned with the compensation paid to other physicians and medical professionals of similar stature employed by us.

During the past three years, we have also reimbursed Dr. Vallejos for certain out-of-pocket expenses, including rent for office space used by Oncosalud for back-office operations and certain property taxes payable by him in connection thereto, as well as de minimis phone expenses, the purchase of inexpensive medical literature and minor travel expenses incurred in connection with his attendance at conferences on behalf of Oncosalud. These reimbursements amounted to S/0.5 million, S/0.5 million and S/0.5 million in 2022, 2023 and 2024, respectively.

Registration Rights Agreement

We have entered into a registration rights agreement (the “Registration Rights Agreement”) with certain of our shareholders.

Subject to several exceptions, including waiver of the lockup period, underwriter cutbacks and our right to postpone a demand registration under certain circumstances, Enfoca may require that we register for public resale under the Securities Act all ordinary shares constituting registrable securities that they request be registered so long as the securities requested to be registered in each registration statement have an aggregate estimated market value of at least US$20 million or represent all of the remaining registrable securities held by Enfoca or that would be owned upon conversion of all of the class B shares held by Enfoca. We will not be required to effect more than two demand registrations in any 12-month period. If we become eligible to register the sale of our securities on Form F-3 under the Securities Act, which will not be until at least 12 months after the date of our initial public offering, Enfoca has the right to require us to register the sale of the registrable securities held by them on Form F-3, subject to offering size and other restrictions.

If we propose to register any of our class A shares under the Securities Act for our own account or the account of any other holder (excluding any registration related to an employee benefit plan, a corporate reorganization, other Rule 145 transactions, in connection with a dividend reinvestment plan or for the sole purpose of offering securities to another entity or its security holders in connection with the acquisition of assets or securities of such entity), Enfoca, Mr. Pinillos and Mr. Zamora are entitled to notice of such registration and to request that we include their registrable securities for resale on such registration statement, and we are required, subject to certain exceptions, to include such registrable securities in such registration statement. In connection with the transfer of their registrable securities, the parties to the Registration Rights Agreement may assign certain of their respective rights under the Registration Rights Agreement under certain circumstances. In connection with the registrations described above, we will indemnify any selling shareholders and we will bear all fees, costs and registration expenses (except underwriting discounts and spreads).

Shareholders Agreement

On September 8, 2020, Enfoca, our controlling shareholder, and Luis Felipe Pinillos entered into the Shareholders Agreement. Among other things, the Shareholders Agreement provides that (i) so long as Mr. Pinillos owns shares representing at least 2% of all of our issued and outstanding class A shares, he shall be nominated and elected as a member of our board of directors by Enfoca and as a member of the executive committee of the board of directors; (ii) so long as Mr. Pinillos owns shares representing at least 4% of all of our issued and outstanding class A shares, he shall have the right to nominate two independent directors if our board of directors includes at least nine members or one independent director if our board of directors includes less than nine members, in each case subject to the consent of Enfoca; and (iii) so long as Mr. Pinillos owns shares representing at least 3% of all of our issued and outstanding class A shares, he shall have the right to nominate one independent director if our board of directors includes at least nine members subject to the consent of Enfoca. Mr. Pinillos will not have the right to nominate any independent director if our board of directors includes less than nine members.

In addition, the Shareholders Agreement provides that, if Enfoca intends to privately sell some or all of its shares of our common stock to non-affiliates, in certain cases, they must notify us and Mr. Pinillos of the intended sale. In such cases, Mr. Pinillos has tag-along rights to participate, on a pro rata basis, in such proposed sale at the same price per share and under the same terms and conditions.

Indemnification Agreements

We intend to enter into indemnification agreements with our directors and executive officers that will require us to indemnify our directors and executive officers to the fullest extent permitted by law. See “Management—Indemnification of Directors and Officers.”

C. Interests of Experts and Counsel.

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information.

See Item 18. “Financial Statements.”

Dividends and Dividend Policy

The class A shares and class B shares will be entitled to participate equally in distributions made by us, with economic entitlement proportionate to the number of shares held (and not the voting power of a shareholder).

Any future determination regarding the declaration and payment of dividends, if any, will be subject to approval by holders of our class A shares and class B shares voting together at our annual shareholders’ meeting. Any determination by our board of directors to recommend for approval the declaration and payment of dividends will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. See “Item 3. Key Information—D. Risk Factors—Our ability to pay dividends is restricted under Luxembourg law.”

Because we are a holding company and all of our business is conducted through our subsidiaries, and as such, if we pay any dividends in the future, such dividends will be paid from funds we receive from our subsidiaries. Accordingly, our ability to pay dividends to shareholders is dependent on the earnings of, and dividends and other distributions from, our subsidiaries. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We are a holding company and all of our operations are conducted through our subsidiaries. Our ability to pay dividends to you will depend on the ability of our subsidiaries to pay dividends and make other distributions to us.”

In 2022, 2023 and 2024, we did not pay dividends to our shareholders.

Legal Proceedings

We are party to a number of legal and administrative proceedings arising in the ordinary course of our business, including medical malpractice, employment and labor and tax lawsuits. We categorize our risk of loss in these proceedings as probable, possible and remote. We record provisions only for those proceedings that have a risk of loss deemed to be probable. As of December 31, 2024, we had provisions for outstanding claims and others in the amount of S/12.2 million (US$3.0 million), which cover all losses resulting from claims filed against us that have a risk of loss deemed to be probable. For more information, see note 18 to our audited consolidated financial statements.

B. Significant Changes.

Not applicable.

Item 9. The Offer and Listing.

A. Offer and Listing Details.

On March 26, 2024, we completed our U.S. initial public offering of 30,000,000 class A shares, at a price of US$12.00 per class A share. The class A shares have been listed on the NYSE since March 22, 2024 under the symbol “AUNA.”

B. Plan of Distribution.

Not applicable.

C. Markets.

The class A shares have been listed on the NYSE since March 22, 2024 under the symbol “AUNA.”

D. Selling Shareholders

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the Issue.

Not applicable.

Item 10. Additional Information.

A. Share Capital.

Not applicable.

B. Memorandum and Articles of Association.

See Exhibit 2.1 filed with this annual report.

C. Material Contracts.

Surface Rights Agreement

On July 8, 2009, Medicser entered into an agreement (the “Surface Rights Agreement”) for the surface rights of a tract of land with the Peruvian Red Cross Society. Under the Surface Rights Agreement, Medicser has ownership of the buildings on the land and the right to use, enjoy and for certain purposes encumber the surface of the land. The sole and exclusive purpose of the Surface Rights Agreement is the construction of Clínica Delgado and its operation. The Surface Rights Agreement will terminate 40 years after the second anniversary of the registration of the surface rights in the property register by the Peruvian Red Cross Society, which took place on September 2, 2011. The rights are amortized during the forty-year lease period. Pursuant to the Surface Rights Agreement, we are obligated to make monthly payments of US$7,500 in favor of the Peruvian Red Cross Society until the twentieth month after the execution of the Surface Rights Agreement. From that date onwards, and for a 10-year and four-month period and three 10-year periods, we are obligated to make monthly payments of (i) US$15,000; (ii) US$25,000; (iii) US$35,000; and (iv) US$45,000, respectively, and in each case, as adjusted by 1.5% annually.

On August 30, 2009, Medicser and the Peruvian Red Cross Society entered into an amendment to the Surface Rights Agreement primarily to amend the area of the land for construction of Clínica Delgado.

Oncosalud San Borja Lease Agreement

On August 28, 2019, Oncocenter entered into a lease agreement with Promotora Asistencial S.A.C. Clínica Limatambo (the “Oncosalud San Borja Lease Agreement”) for our hospital, Oncosalud San Borja, located in Lima, Peru. The Oncosalud San Borja Lease Agreement was amended on June 5, 2023. The Oncosalud San Borja Lease Agreement has a 10-year term and includes a right of first refusal in favor of Oncocenter for any offer to purchase the property for the duration of the agreement. Pursuant to the Oncosalud San Borja Lease Agreement, monthly lease payments are US$120,000 (S/425,244) and increase by US$10,000 (S/35,437) every six months for the first three years of the agreement. For the remaining six years of the term, monthly lease payments increase annually to reflect increases in Lima’s consumer price index.

D. Exchange Controls.

There are currently no exchange controls in Peru, Colombia and Mexico; however, these countries have imposed foreign exchange controls in the past. See “Item 3. Key Information—D. Risk Factors— Political, economic and social conditions in Mexico, could materially and adversely affect Mexican economic policy and, in turn, our business, financial condition, results of operations and prospects,” “Item 3. Key Information—D. Risk Factors—Economic, social and political developments in Peru, including political instability, social unrest, inflation and unemployment, could have a material adverse effect on our businesses and our results of operations may be negatively affected by recent political instability in Peru” and “Item 3. Key Information—D. Risk Factors—Economic, social and political developments in Colombia, including political and economic instability, violence, inflation and unemployment, could have a material adverse effect on our businesses, financial condition and results of operations.”

E. Taxation.

The following summary contains a description of certain Luxembourg and U.S. federal income tax consequences of the acquisition, ownership and disposition of class A shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase class A shares. The summary is based upon the tax laws of and regulations thereunder and on the tax laws of the United States and Luxembourg and regulations thereunder as of the date hereof, which are subject to change.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following section is a summary of the material U.S. federal income tax consequences to U.S. Holders, as defined below, of owning and disposing of class A shares. It does not set forth all tax considerations that may be relevant to a particular person’s decision to acquire class A shares.

This section applies only to a U.S. Holder that holds class A shares as capital assets for U.S. federal income tax purposes. This section does not include a description of the state, local or non-U.S. tax consequences that may be relevant to U.S. Holders, nor does it address U.S. federal tax consequences (such as gift and estate taxes) other than income taxes. In addition, it does not set forth all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, rules conforming the timing of income accruals with respect to the class A shares to financial statements under Section 451(b) of the Internal Revenue Code of 1986, as amended (the “Code”), the potential application of the provisions of the Code known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•

persons holding class A shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the class A shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships or S corporations for U.S. federal income tax purposes;

•	persons who acquire our class A shares through the exercise of an option or otherwise as compensation;

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

•	real estate investment trusts or regulated investment companies;

•	persons that own or are deemed to own 10% or more of our shares (by vote or value); or

•	persons holding class A shares in connection with a trade or business conducted outside of the United States.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds class A shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding class A shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of the class A shares.

This section is based on the Code, administrative pronouncements, judicial decisions, final and temporary and proposed Treasury regulations and the U.S.—Luxembourg income tax treaty (the “Treaty”), all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect. Any change or different interpretation could alter the tax consequences to U.S. Holders described in this section. In addition, there can be no assurance that the Internal Revenue Service (the “IRS) will not challenge one or more of the tax consequences described in this section.

You are a “U.S. Holder” if you are, for U.S. federal income tax purposes, a beneficial owner of class A shares and:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of class A shares in their particular circumstances.

Taxation of Distributions

We do not currently expect to make distributions on our class A shares. In the event that we do make distributions of cash or other property, subject to the passive foreign investment company rules described below, distributions paid on class A shares, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of a U.S. Holder’s tax basis in the class A shares, and then, to the extent such excess amount exceeds such holder’s tax basis in the class A shares, as capital gain. However, we currently do not, and we do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that any distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Subject to certain holding-period requirements, for so long as our class A shares are listed on NYSE or another established securities market in the United States, dividends paid to certain non-corporate U.S. Holders will generally be eligible for taxation as “qualified dividend income,” which is taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. Holders. However, such long-term capital gain rate would not be applicable if we are treated as a passive foreign investment company in respect of the relevant U.S. Holder for the taxable year in which dividends are paid or the immediately preceding taxable year. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.

The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend.

For purposes of the foreign tax credit rules, dividends will be treated as foreign-source income. For U.S. federal income tax purposes, the amount of dividend income will include any amounts withheld in respect of Luxembourg taxes. Subject to applicable limitations that vary depending on a U.S. Holder’s particular circumstances and the discussion below regarding certain Treasury regulations, Luxembourg taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty if the U.S. Holder is eligible for Treaty benefits) generally will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for non-U.S. income taxes to be creditable, the relevant non-U.S. income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the Luxembourg income tax system meets this requirement. The U.S. Internal Revenue Service (the “IRS”) has notices which indicate that the U.S. Treasury Department and the IRS are considering amendments to these Treasury regulations and which provide relief from certain of their provisions for taxable years ending before the date that a notice or other guidance withdrawing or modifying this temporary relief is issued (or any later date specified in such notice or other guidance). The notices also indicate the U.S. Treasury Department and the IRS are considering whether, and in what conditions, to provide additional temporary relief in later taxable years. In lieu of claiming a credit, a U.S. Holder may be able to elect to deduct non-U.S. income taxes, including Luxembourg taxes, in computing the U.S. Holder’s taxable income, subject to applicable limitations. An election to deduct non-U.S. taxes instead of claiming foreign tax credits applies to all creditable non-U.S. taxes paid or accrued in the taxable year. U.S. Holders should consult their tax adviser regarding the availability of foreign tax credits in their particular circumstances.

Sale or Other Disposition of Class A Shares

Subject to the passive foreign investment company rules described below, gain or loss realized on the sale or other disposition of class A shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the class A shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the class A shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations. U.S. Holders should consult their tax advisers regarding the proper treatment of gain or loss in their particular circumstances, including the effects of any applicable income tax treaties.

Passive Foreign Investment Company Rules

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income” (including cash). For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes, among other things, interest, dividends, certain non-active rents, certain non-active royalties and capital gains. Additionally, goodwill is treated as an active asset to the extent attributable to activities that produce active income.

Based on the market price of our class A shares and the composition of our income and assets, including goodwill, we do not expect to have been a PFIC for U.S. federal income tax purposes for our 2024 taxable year. However, the determination of whether we are a PFIC is a fact-intensive determination that must be made on an annual basis applying principles and methodologies that are in some circumstances unclear, and whether we will be a PFIC in any taxable year is uncertain in several respects. Moreover, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our class A shares, which may fluctuate substantially over time). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC for any year during which a U.S. Holder holds class A shares, we would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds class A shares, even if we ceased to meet the threshold requirements for PFIC status, unless the U.S. Holder makes a valid deemed sale election under the applicable Treasury regulations with respect to its class A shares.

If we were a PFIC for any taxable year during which a U.S. Holder held class A shares, gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the class A shares would be allocated ratably over the U.S. Holder’s holding period for the class A shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Similar rules apply to any distribution received by a U.S. Holder on its class A shares if it exceeds 125% of the average of the annual distributions on the class A shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. If we are a PFIC for any year, a U.S. Holder may be subject to the adverse consequences for any gain or excess distributions in respect of any lower-tier PFICs that we own.

A U.S. Holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to its class A shares, provided that the class A shares are “marketable.” Our class A shares will be marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable Treasury regulations. If a U.S. Holder makes the mark-to-market election, it will recognize as ordinary income any excess of the fair market value of the class A shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the class A shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). Any gain recognized on the sale or other disposition of class A shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess loss treated as a capital loss). A mark-to-market election is unlikely to be available in respect of any lower-tier PFICs that we own unless the shares of such lower-tier PFICs are considered “marketable.” Accordingly, if we are treated as a PFIC, a U.S. Holder will generally continue to be subject to the PFIC rules discussed above with respect to such holder’s indirect interest in any investments we hold that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

In addition, in order to avoid the application of the foregoing rules, a United States person that owns shares in a PFIC for U.S. federal income tax purposes may make a QEF Election with respect to such PFIC if the PFIC provides the information necessary for such election to be made. If a United States person makes a QEF Election with respect to a PFIC, the United States person will be currently taxable on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC and will not be required to include such amounts in income when actually distributed by the PFIC. We do not intend to provide information necessary for U.S. Holders to make QEF Elections.

In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns class A shares during any year in which we are a PFIC or in which we hold a direct or indirect equity interest is a lower-tier PFIC, the U.S. Holder generally must file annual reports, containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, with the U.S. Holder’s federal income tax return for that year, unless otherwise specified in the instructions with respect to such form. U.S. Holders should consult their tax advisers concerning our potential PFIC status and the potential application of the PFIC rules.

Information Reporting and Backup Withholding

Distributions and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Reporting with Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals (and, under U.S. Treasury Regulations, certain entities) may be required to report information relating to an interest in our class A shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain U.S. financial institutions), by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. Such U.S. Holders who fail to timely furnish the required information may be subject to a penalty. Additionally, if a U.S. Holder does not file the required information, the statute of limitations with respect to tax returns of the U.S. Holder to which the information relates may not close until three years after such information is filed. U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to their ownership and disposition of our class A shares and with respect to their possible obligation to file IRS Form 8938.

Luxembourg Tax Considerations

This section is the opinion of Stibbe Avocats on the Luxembourg taxation of the Company and on certain material Luxembourg tax considerations that may be relevant with respect to the ownership or disposition of the Company’s class A shares, on the assumption that the Company is exclusively a tax resident in Luxembourg. This summary is not intended to be a comprehensive description of all of the Luxembourg tax considerations that may be relevant to a decision by prospective investors to make an investment in the Company. In addition, it does not describe any tax consequences arising under the laws of any taxing jurisdiction other than Luxembourg.

Any reference in the present section to a tax, duty, levy, impost or other charge or withholding of a similar nature refers to Luxembourg tax law and/or concepts only. Also, please note that a reference to Luxembourg corporate income tax (“LCIT”) generally encompasses impôt sur le revenu des collectivités (“CIT”), impôt commercial communal (“MBT”) and a solidarity surcharge (contribution au fonds pour l’emploi).

Taxation of the Company

Luxembourg Corporate Income Tax

As a Luxembourg resident fully taxable company, the Company should be subject to LCIT on its worldwide basis. The LCIT rate amounts to 23.87% for fiscal year 2025 in Luxembourg City.

The Company is assessed on the basis of its world-wide profits on an annual basis, after deduction of allowable expenses and charges, determined in accordance with Luxembourg general accounting standards and subject to certain tax adjustments in accordance with Luxembourg tax law and applicable double tax treaties.

Net Wealth Tax

As a Luxembourg resident fully taxable company, the Company is subject to impôt sur la fortune (“NWT”) on its unitary value (broadly speaking, net asset value) as of January 1 each year at a digressive rate starting at 0.5% (the “Standard NWT”). The NWT basis is calculated on the total estimated realization value of the Company’s assets held at each calendar year end, less related liabilities. In more detail, two rates of NWT apply depending on the amount of taxable net wealth and if the value of the taxable wealth is less or equal to EUR 500 million. If the value of the wealth exceeds such threshold, the NWT charge is calculated as follows:

•	EUR 2.5 million (i.e., rate of 0.5% applied to the amount of EUR 500 million); plus

•	0.05% calculated on the taxable amount exceeding EUR 500 million.

The Company is also subject to a minimum NWT regime (the “Minimum NWT”). This Minimum NWT, when applicable, ranges from EUR 535 to EUR 4,815 (depending on the size of the balance sheet of the Company).

In practice, whether the Standard NWT or the Minimum NWT amount will be due depends on which amount is higher.

Withholding Tax on Dividend Distributions

Dividends distributed by the Company are as a rule subject to withholding tax (“WHT”) in Luxembourg at a rate of 15% (increased to 17.65% on a gross-up basis). However, such WHT rate could be reduced based on a Luxembourg domestic exemption or an exemption or reduced rate under an applicable double tax treaty.

Luxembourg Taxation of Luxembourg Non-Resident Shareholders

Taxation of Dividends

Luxembourg non-resident shareholders, who have neither a permanent establishment nor a permanent representative in Luxembourg, to which or whom the class A shares of the Company are attributable, are as a rule subject to the 15% WHT paid upon dividend distributions by the Company. However, such WHT rate could be reduced based on a Luxembourg domestic exemption or an exemption or reduced rate under an applicable double tax treaty.

Taxation of Capital Gains

Capital gains realized by a Luxembourg non-resident shareholder upon the redemption, repurchase, sale, disposal or exchange of the Company’s class A shares are not subject to LCIT or personal income tax provided that the Luxembourg non-resident shareholder has held its class A shares for an uninterrupted period of more than 6 months.

If a Luxembourg non-resident shareholder has held its class A shares for a period 6 months or less, such Luxembourg non-resident shareholder should not be subject to Luxembourg income taxation in Luxembourg provided that the Luxembourg non-resident shareholder has held a non-Substantial Participation (as defined herein) in the Company. A participation is deemed to be substantial (“Substantial Participation”) where a shareholder holds or has held, either alone or together with his or her spouse or partner and/or minor children, directly or indirectly at any time within the 5 years preceding the disposal, more than 10% of the share capital of the Luxembourg company or cooperative. An indirect participation should be understood as the holding of a participation via an intermediary company in which the shareholder holds the majority of voting rights. A shareholder is also deemed to alienate a substantial participation if he or she acquired free of charge, within the 5 years preceding the transfer, a participation that was constituting a substantial participation in the hands of the alienator (or the alienators in case of successive transfers free of charge within the same 5-year period).

However, capital gains realized upon redemption, repurchase, sale, disposal or exchange of the Company’s class A shares representing a Substantial Participation (generally speaking more than 10% in the share capital of the Company) which is either sold (i) within a 6-month period subsequent to the date of acquisition of such class A shares, or (ii) before the acquisition of such class A shares or (iii) by a Luxembourg non-resident shareholder that has been a Luxembourg resident for more than 15 years and has become a Luxembourg non-resident within the last five years preceding the realization of the gain, may be subject to Luxembourg taxation (unless an exemption applies based on an applicable double tax treaty) as follows:

•	if realized by a non-resident individual, the capital gain may be subject to Luxembourg personal income tax rates of up to 45.78% for fiscal year 2025; or

•	if realized by a non-resident corporation, the capital gain may be subject to Luxembourg corporate income tax rates of up to 17.12% for fiscal year 2024.

Luxembourg Taxation of Luxembourg Resident Shareholders

Luxembourg Resident Individual Shareholders

Taxation of Dividends

Luxembourg resident individual shareholders are subject to the 15% WHT paid upon dividend distributions by the Company.

In addition, the dividend distributions received from the Company by the Luxembourg resident individual shareholders are as a rule subject to personal income tax in accordance with the provisions of the Luxembourg income tax law. However, a 50% tax exemption might be available under certain conditions. Luxembourg personal income tax is levied following a progressive income tax scale. The 15% WHT paid upon dividend distribution by the Company to the Luxembourg resident individual shareholders could be credited against any personal income tax liability of the Luxembourg resident individual shareholders.

Taxation of Capital Gains

Capital gains realized on the sale of any class A shares of the Company by Luxembourg resident individual shareholders who hold class A shares of the Company in their personal portfolios (and not as business assets) should generally not be subject to personal income tax except if one of the following conditions is met:

(i) the shares are sold within the six-month period subsequent to the date of the subscription or purchase; or

(ii) the shares are sold before their acquisition; or

(iii) if the shares held in the personal portfolio constitute a Substantial Participation.

Capital gains satisfying one of the three above conditions should be subject to Luxembourg personal income tax in accordance with the provisions of the Luxembourg income tax law. Luxembourg personal income tax is levied following a progressive income tax scale.

Luxembourg Resident Corporate/Permanent Establishment Shareholders

Taxation of Dividends

Luxembourg resident corporate shareholders or foreign entities which have a permanent establishment or a permanent representative in Luxembourg with which the holding of the class A shares is connected should be subject to the 15% WHT paid upon dividend distributions by the Company. However, such WHT rate could be reduced based on a Luxembourg domestic exemption.

In addition, the dividend distributions received from the Company by the Luxembourg resident corporate shareholders or the foreign entities which have a permanent establishment or a permanent representative in Luxembourg with which the holding of the class A shares is connected should be subject to LCIT in accordance with the provisions of the Luxembourg income tax law. However, a 50% tax exemption or a 100% tax exemption might be available under certain conditions. The LCIT rate should amount to up to 23.87% for fiscal year 2025 in Luxembourg City.

Taxation of Capital Gains

Luxembourg resident corporate shareholders or foreign entities which have a permanent establishment or a permanent representative in Luxembourg with which the holding of the class A shares is connected should be subject to LCIT on capital gains realized upon disposal of class A shares of the Company, unless a Luxembourg domestic exemption applies.

Net Wealth Tax

Luxembourg tax resident fully taxable corporate shareholders or foreign entities which have a permanent establishment or a permanent representative in Luxembourg with which the holding of the class A shares is connected should annually be subject to NWT on the (market) value of their class A shares of the Company at a digressive rate starting at 0.5%, unless a NWT exemption applies.

F. Dividends and Paying Agents.

Not applicable.

G. Statement by Experts.

Not applicable.

H. Documents on Display.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year, which is December 31. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information.

Not applicable.

J. Annual Report to Security Holders.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

In the ordinary course of our business activities, we are exposed to market risks that are beyond our control and which may have an adverse effect on the value of our financial assets and liabilities, future cash flows and profit. The market risks that we are exposed to include foreign currency risks and interest rate risks.

The functional currency of our operations is based on the countries in which we operate, whereby in Mexico it is the Mexican peso, in Peru it is the Peruvian sol and in Colombia it is the Colombian peso, and we present our financial statements in Peruvian soles. However, the majority of our liabilities (primarily US$ 315.1 million of the 2029 Notes and US$151.7 million of the Term Loans) are denominated in U.S. dollars, which exposes us to exchange rate risk. As of December 31, 2024, 37.2% of our liabilities were denominated in U.S. dollars. To mitigate our U.S. dollar exposure, we use derivative financial instruments, such as call spreads and forwards, to hedge our exposure to these risks. As of December 31, 2024, 94% of our liabilities in U.S. dollars were hedged.

Interest rate risk is the risk that the fair value or future cash flows of our financial instruments may fluctuate as a result of changes in market interest rates. Our general policy is to hold financing at fixed rates, although certain of our borrowings accrue interest at floating rates. Because the majority of our financing is at fixed rates and we have hedging arrangements in place for all of our borrowings held at floating rates, we do not consider interest rate risk material to our business.

Item 12. Description of Securities Other than Equity Securities.

A. Debt Securities.

Not applicable.

B. Warrants and Rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

On March 21, 2024, the registration statement on Form F-1 (File No 333-276435) relating to our initial public offering of our class A shares was declared effective by the SEC. On March 22, 2024, we commenced our initial public offering. On March 26, 2024, we closed our initial public offering, pursuant to which we issued and sold 30,000,000 class A shares.

Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, Banco BTG Pactual S.A. - Cayman Branch, Santander US Capital Markets LLC, Citigroup Global Markets Inc. and HSBC Securities (USA) Inc. acted as the underwriters in our initial public offering. The 30,000,000 registered class A shares were sold to the public at a price of US$12.00 per share, for an aggregate price of US$360,000,000. We incurred approximately US$4.3 million in expenses related to our initial public offering, based on our reasonable estimates, and paid approximately US$18 million in underwriting discounts and commissions. The net proceeds to us after deducting expenses and underwriting discounts and commissions was approximately US$337.7 million.

We used the net proceeds from the offering (i) to contribute US$329.0 million to Auna Salud S.A.C., who used those funds to effect a capital reduction resulting in the cancellation of 100% of shares of Auna Salud S.A.C. held by Heredia Investments and thus, increasing our ownership interest in Auna Salud S.A.C. from 79% to 100% and (ii) for other general corporate purposes.

Item 15. Controls and Procedures.

Disclosure Controls and Procedures

We maintain disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our principal executive and principal financial officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our principal executive and principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024. Based upon that evaluation, our principal executive and principal financial officer concluded that the design and operation of our disclosure controls and procedures were effective as of December 31, 2024.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the period covered by this annual report that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert.

Our board of directors has determined that Robert W. Oberrender qualifies as an “audit committee financial expert as defined in Item 16A of Form 20-F under the Exchange Act. Our board of directors has also determined that Robert W. Oberrender, Andrew Soussloff and John Wilton each satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

Item 16B. Code of Ethics.

We have adopted a Code of Conduct and a Whistleblower Policy that apply to all of our employees, as well as our officers and directors, including our President, Chief Financial Officer and Executive Vice President and other executive and senior financial officers. The full text of our Code of Conduct is attached as Exhibit 11.1 to this annual report.

Our Code of Conduct is designed to uphold the highest standards of integrity and to foster: (i) honest and ethical behavior, including the identification and resolution of conflicts of interest that may arise between personal and professional responsibilities; (ii) equitable and transparent treatment of our patients, members and other stakeholders, ensuring fairness in the services we provide and in our interactions with the communities and markets we serve; (iii) clear, accurate and timely communication, ensuring that all reports, documents and disclosures submitted to regulatory authorities, such as health agencies or financial oversight bodies and our public communications, are complete and understandable; (iv) compliance with applicable laws, regulations and standards, including those governing healthcare, insurance and corporate operations; and (v) accountability and responsibility for adhering to this Code, with clear consequences for violations to maintain trust and uphold our commitment to ethical practices.

We have also adopted an Anti-Corruption Policy that applies to all of our employees, officers and directors and posted the full text of such policy on the governance section of our website, www.aunainvestors.com. Information contained on, or that can be accessed through, our website is not part of, or incorporated by reference into, this 20-F, and inclusions of our website address in this 20-F are inactive textual references provided only for your informational reference. We intend to disclose future amendments to our policies on our website or in public filings. The information on our website is not incorporated by reference into this annual report on Form 20-F, and you should not consider information contained on our website to be a part of this annual report on Form 20-F.

Item 16C. Principal Accountant Fees and Services.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Emmerich, Córdova y Asociados, S. Civil de R.L., our independent registered public accounting firm, for the periods indicated.

	For the Year Ended December 31,
	2024	2023
	(millions of US$)
Audit fees(1)	1.5	2.9
Tax fees	0.1	0.0
All other related fees	0.0	0.0
Total	1.6	2.9

(1)

Audit fees for years ended December 31, 2024 and 2023 were related to professional services provided for the interim review procedures and the audit of our consolidated financial statements included in our annual reports on Form 20-F or services normally provided in connection with statutory engagements for those fiscal years.

Audit Fees

Audit fees are fees billed for professional services rendered by the principal accountant for the audit of the registrant’s annual consolidated financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. It includes the audit of our financial statements, interim reviews and other services that generally only the independent accountant reasonably can provide, such as comfort letters, statutory audits, consents and assistance with and review of documents filed with the SEC.

Tax Fees

Tax fees are fees billed for professional services for tax compliance.

All Other Fees

All other fees are fees for other non-audit services rendered to Auna, which include services such as the provision of attestation reports for our subsidiaries as required under applicable regulation.

Audit and Risk Committee Pre-Approval Policies and Procedures

Our Audit and Risk Committee is responsible for hiring, compensating and supervising the work of our external auditor. All services that our external auditor performs for us have to be authorized by our Audit and Risk Committee before the performance of those services begins. The Audit and Risk Committee obtains a detail of the particular services to be provided and assesses the impact of those services on the external auditor’s independence. In some instances, however, we may use the de minimis exception provided for in the SEC regulations for non-auditing services. In each such instance, we will inform our Audit and Risk Committee regarding, and present for ratification, such services at the next meeting of our Audit and Risk Committee.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16F. Change in Registrant’s Certifying Accountant.

None.

Item 16G. Corporate Governance.

Foreign Private Issuer Status

Because we are a foreign private issuer, the NYSE rules applicable to us are considerably different from those applied to U.S. companies. Accordingly, we are eligible to, and we intend to, take advantage of certain exemptions from the NYSE corporate governance requirements provided in the NYSE rules for foreign private issuers. Subject to the items listed below, as a foreign private issuer we are permitted to follow home country practice in lieu of the NYSE’s corporate governance standards. We rely on this “home country practice exemption” with respect to the following NYSE requirements:

•

We follow home country practice that permits our board of directors to consist of less than a majority of independent directors, rather than the NYSE corporate governance rule 303A.01, which requires that a majority of the board be independent;

•

We follow home country practice that permits us not to hold regular executive sessions where only non-management directors are present, rather than the NYSE corporate governance rule 303A.03, which requires an issuer to have regularly scheduled meetings at which only non-management directors attend;

•

We follow home country practice that permits the Governance Committee of our board of directors not to consist entirely of independent directors, rather than the NYSE corporate governance rule 303A.04, which requires boards to have a nominating and corporate governance committee, similar to our Governance Committee, consisting entirely of independent directors;

•

We follow home country practice that does not require our board of directors to be nominated by the Governance Committee, rather than the NYSE corporate governance rule 303A.04, which requires director nominees for the next annual general meeting of shareholders to either be selected, or recommended for the board’s selection, by a nominating and corporate governance committee, similar to our Governance Committee, comprised solely of independent directors;

•

We follow home country practice that permits the Compensation and Talent Committee of our board of directors not to consist entirely of independent directors, rather than the NYSE corporate governance rule 303A.05, which requires boards to have a compensation committee, similar to our Compensation and Talent Committee, consisting entirely of independent directors;

•

We follow home country practice that generally permits the board of directors, without shareholder approval, to establish or materially amend any equity compensation plans (to the extent that such equity compensation plans do not specifically foresee the issuance of new shares by the Company, for example, a phantom share plan or option plan with cash settlement only), rather than the NYSE corporate governance rule 303A.08, which requires that our shareholders approve the establishment or any material amendments to any equity compensation plan;

•

We follow home country practice, and not the NYSE corporate governance rules, relating to matters requiring shareholder approval. Luxembourg law and our articles of association generally permit us, without shareholder approval, to take the actions stated below.

Under Luxembourg corporate law, the board of directors of the Company is charged with managing and running the Company and is consequently authorized to take any decisions that are not reserved to the shareholders either by law or based on a list of reserved shareholder matters that may be contained in the articles of association and/or in a shareholders’ agreement. According to Luxembourg corporate law, the matters to be decided by the shareholders of the Company are the following: (i) in principle, amendments to the articles of association, (ii) approval of the annual accounts, (iii) decision to pay annual dividends, (iv) appointment and dismissal of directors and auditors and (v) merger, demerger, migration, change of legal form and dissolution.

Except as stated above, we intend to comply with the rules generally applicable to U.S. domestic companies listed on the NYSE. We may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other NYSE listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on the NYSE, may provide less protection than is accorded to investors under the NYSE listing requirements applicable to domestic issuers. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to our Class A Shares—As a foreign private issuer and “controlled company” within the meaning of the NYSE corporate governance rules, we are permitted to follow alternate standards to the corporate governance standards of the NYSE, which may limit the protections afforded to investors” and “Item 3. Key Information—D. Risk Factors—Risks Relating to our Class A Shares—As a foreign private issuer, we are exempt from certain provisions applicable to U.S. domestic public companies.”

Controlled Company Status

Enfoca controls a majority of the combined voting power of our outstanding ordinary shares. As a result, we are a “controlled company” within the meaning of the NYSE corporate governance rules. Under the NYSE corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (iii) the requirement that our director nominations be made, or recommended to our full board of directors, by our independent directors or by a nominations committee that consists entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process. To the extent we no longer qualify as a foreign private issuer and qualify as a controlled company in the future, we intend to take advantage of certain of these exemptions, and, as a result, you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to our Class A Shares—As a foreign private issuer and “controlled company” within the meaning of the NYSE corporate governance rules, we are permitted to follow alternate standards to the corporate governance standards of the NYSE, which may limit the protections afforded to investors.”

Principal Differences between Luxembourg and U.S. Corporate Law

We are incorporated under the laws of Luxembourg. The following discussion summarizes material differences between the rights of holders of our class A shares and the rights of holders of the ordinary shares of a typical corporation incorporated under the laws of the State of Delaware which result from differences in governing documents and the laws of Luxembourg and Delaware.

This discussion does not purport to be a complete statement of the rights of holders of our class A shares under applicable law in Luxembourg and our articles of association or the rights of holders of the ordinary shares of a typical corporation under applicable Delaware law and a typical certificate of incorporation and articles of association.

Delaware	Luxembourg
Board of Directors
The board of directors shall consist of one or more members. A typical certificate of incorporation and by-laws would provide that the number of directors on the board of directors will be fixed from time to time by a vote of the majority of the authorized directors. Under Delaware law, a board of directors can be divided into classes and cumulative voting in the election of directors is only permitted if expressly authorized in a corporation’s certificate of incorporation.	Pursuant to the 1915 Act and our articles of association, our board of directors must be composed of at least three directors. They are appointed by the general meeting of shareholders (by proposal of the board of directors, the shareholders or a spontaneous candidacy) by a simple majority of the votes cast. Pursuant to our articles of association, directors may be reelected, but the term of their office may not, except for their initial term following our initial public offering, exceed three years. Under Luxembourg law, our articles of association may provide for different classes of directors. Our articles of association allow for the appointment of directors of different classes, and each director has one vote. Our articles of association provide that in case of an equality of votes, the chairman shall have the right to cast the deciding vote.

Limitation on Personal Liability of Directors

A typical certificate of incorporation provides for the elimination of personal monetary liability of directors for breach of fiduciary duties as directors to the fullest extent permissible under the laws of Delaware, except for liability (i) for any breach of a director’s loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (“DGCL”) (relating to the liability of directors for unlawful payment of a dividend or an unlawful stock purchase or redemption) or (iv) for any transaction from which the director derived an improper personal benefit. A typical certificate of incorporation would also provide that if the DGCL is amended so as to allow further elimination of, or limitations on, director liability, then the liability of directors will be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

The 1915 Act provides that directors do not assume any personal obligations for commitments of the company. Directors are liable to the company for the performance of their duties as directors and for any misconduct in the management of the company’s affairs.

Directors are further jointly and severally liable both to the company and to any third parties for damages resulting from violations of the law or the articles of association of the Company. Directors will only be discharged from such liability for violations to which they were not a party, provided no misconduct is attributable to them and they have reported such violations at the first general meeting after they had knowledge thereof.

In addition, directors may under specific circumstances also be subject to criminal liability, such as in the case of an abuse of assets. Our articles of association provide that directors and officers, past and present, are entitled to indemnification from the Company to the fullest extent permitted by Luxembourg law against liability and all expenses reasonably incurred or paid by them in connection with any claim, action, suit or proceeding in which they are involved by virtue of their being or having been a director or officer and against amounts paid or incurred by them in the settlement thereof, subject to certain exceptions.

Delaware	Luxembourg
Interested Shareholders

Section 203 of the DGCL generally prohibits a Delaware corporation from engaging in specified corporate transactions (such as mergers, stock and asset sales and loans) with an “interested shareholder” for three years following the time that the shareholder becomes an interested shareholder. Subject to specified exceptions, an “interested shareholder” is a person or group that owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock at any time within the previous three years.

A Delaware corporation may elect to “opt out” of, and not be governed by, Section 203 through a provision in either its original certificate of incorporation, or an amendment to its original certificate or by-laws that was approved by majority shareholder vote. With a limited exception, this amendment would not become effective until 12 months following its adoption.

Under Luxembourg law, no specific restrictions exist as to the transactions that a shareholder may engage in with us. The transaction must, however, be in our corporate interest and be made on arm’s-length terms.

Removal of Directors

A typical certificate of incorporation and by-laws provides that, subject to the rights of holders of any preferred shares, directors may be removed at any time by the affirmative vote of the holders of at least a majority, or in some instances a supermajority, of the voting power of all of the then outstanding shares entitled to vote generally in the election of directors, voting together as a single class. A certificate of incorporation could also provide that such a right is only exercisable when a director is being removed for cause (removal of a director only for cause is the default rule in the case of a classified board).	Under Luxembourg law, directors may be removed at any time, with or without cause, by the affirmative vote of a majority of the votes validly cast at the relevant shareholders’ meeting.

Delaware	Luxembourg
Filling Vacancies on the Board of Directors

A typical certificate of incorporation and by-laws provides that, subject to the rights of the holders of any preferred shares, any vacancy, whether arising through death, resignation, retirement, disqualification, removal, an increase in the number of directors or any other reason, may be filled by a majority vote of the remaining directors, even if such directors remaining in office constitute less than a quorum, or by the sole remaining director. Any newly elected director usually holds office for the remainder of the full term expiring at the annual meeting of shareholders at which the term of the class of directors to which the newly elected director has been elected expires.	Luxembourg law provides that in the event of a vacancy of a director seat, the remaining directors may, unless the articles of association of the Company provide otherwise, provisionally fill such vacancy until the next annual general meeting at which the shareholders(i) will be asked to confirm the appointment or (ii) may appoint a new director. The decision to fill a vacancy must be taken at a duly convened and quorate meeting of the board of directors. Our articles of association provide that to fill vacancies such directors must be appointed from nominations as provided for in the articles of association.

Amendment of Governing Documents

Under the DGCL, amendments to a corporation’s certificate of incorporation require the approval of shareholders holding a majority of the outstanding shares entitled to vote on the amendment. If a class vote on the amendment is required by the DGCL, a majority of the outstanding stock of the class is required, unless a greater proportion is specified in the certificate of incorporation or by other provisions of the DGCL. Under the DGCL, the board of directors may amend by-laws if so authorized in the charter. The shareholders of a Delaware corporation also have the power to amend by-laws.	Under Luxembourg law, amendments to our articles of association require an extraordinary general meeting of shareholders held in front of a notary public at which at least one half (50%) of the share capital is represented. The notice of the extraordinary general meeting shall set out the proposed amendments to the articles of association. If such quorum is not reached, a second meeting may be convened by means of a notice published in the Luxembourg official electronic gazette (Recueil Electronique des Sociétés et Associations) and in a Luxembourg newspaper 15 days before the meeting. The second meeting shall be validly constituted regardless of the proportion of the share capital represented. At both meetings, resolutions will be adopted if approved by at least two-thirds of the votes cast by shareholders (unless otherwise required by Luxembourg law or the articles of association). Where classes of shares exist and the resolution to be adopted by the general meeting of shareholders changes the respective rights attaching to such shares, the resolution will be adopted only if the conditions as to quorum and majority set out above are fulfilled with respect to each class of shares. In very limited circumstances, the board of directors may be authorized by the shareholders to amend the articles of association, albeit always within the limits set forth by the shareholders at a duly convened shareholders’ meeting. This is the case in the context of our authorized share capital within which the board of directors is authorized to issue further ordinary shares or in the context of a share capital reduction and cancellation of ordinary shares. The board of directors is then authorized to appear in front of a notary public to record the capital increase or decrease and to amend the share capital set forth in the articles of association.

Delaware	Luxembourg
Meetings of Shareholders

Annual and Special Meetings	Annual and Special Meetings

Typical by-laws provide that annual meetings of shareholders are to be held on a date and at a time fixed by the board of directors. Under the DGCL, a special meeting of shareholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the by-laws.	Pursuant to Luxembourg law, at least one general meeting of shareholders must be held each year within six months from the close of the financial year. The purpose of such annual general meeting is to approve the annual accounts, allocate the results, proceed to statutory appointments, and grant discharge to the directors. The annual general meeting must be held within six months of the end of each financial year. Additional meetings of shareholders may be convened. Pursuant to Luxembourg law, the board of directors is obliged to convene a general meeting so that it is held within a period of one month of the receipt of a written request of shareholders representing one-tenth of the issued capital. Such request must be in writing and indicate the agenda of the meeting.

Quorum Requirements	Quorum Requirements

Under the DGCL, a corporation’s certificate of incorporation or by-laws can specify the number of shares which constitute the quorum required to conduct business at a meeting, provided that in no event shall a quorum consist of less than one-third of the shares entitled to vote at a meeting.

Luxembourg law distinguishes ordinary resolutions and extraordinary resolutions.

Extraordinary resolutions relate to proposed amendments to the articles of association and certain other limited matters. All other resolutions are ordinary resolutions.

Pursuant to Luxembourg law, there is no requirement of a quorum for any ordinary resolutions to be considered at a general meeting and such ordinary resolutions shall be adopted by a simple majority of votes validly cast on such resolution. Abstentions are not considered “votes.”

Extraordinary resolutions are required for any of the following matters, among others: (i) an increase or decrease of the authorized or issued capital, (ii) a limitation or exclusion of preemptive rights, (iii) approval of a statutory merger or de-merger (scission), (iv) dissolution and (v) an amendment of the articles of association.

Pursuant to Luxembourg law for any extraordinary resolutions to be considered at a general meeting, the quorum shall generally be at least one half (50%) of the issued share capital. If the said quorum is not present, a second meeting may be convened at which Luxembourg law does not prescribe a quorum. Any extraordinary resolution shall be adopted at a quorate general meeting (except as otherwise provided by mandatory law) by a two-thirds majority of the votes validly cast on such resolution by shareholders and holders of beneficiary certificates. Abstentions are not considered “votes.”

Delaware	Luxembourg
Indemnification of Officers, Directors and Employees

Under the DGCL, subject to specified limitations in the case of derivative suits brought by a corporation’s shareholders in its name, a corporation may indemnify any person who is made a party to any third-party action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding through, among other things, a majority vote of a quorum consisting of directors who were not parties to the suit or proceeding, if the person:

•  acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or, in some circumstances, at least not opposed to its best interests; and

•  in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Delaware corporate law permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged to be liable to the corporation unless the Delaware Court of Chancery or the court in which the action or suit was brought determines upon application that the person is fairly and reasonably entitled to indemnity for the expenses which the court deems to be proper.

To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by Delaware corporate law to indemnify such person for reasonable expenses incurred thereby. Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay the amount if it is ultimately determined that that person is not entitled to be so indemnified.

Pursuant to Luxembourg law on agency, agents are entitled to be reimbursed any advances or expenses made or incurred in the course of their duties, except in cases of fault or negligence on their part. Luxembourg law on agency is applicable to the mandate of directors and agents of the Company.

Our articles of association contain indemnification provisions setting forth the scope of indemnification of our directors and officers. These provisions allow us to indemnify directors and officers against liability (to the extent permitted by Luxembourg law) and expenses reasonably incurred or paid by them in connection with claims, actions, suits or proceedings in which they become involved as a party or otherwise by virtue of performing or having performed as a director or officer, and against amounts paid or incurred by them in the settlement of such claims, actions, suits or proceedings, subject to limited exceptions. The indemnification extends, among other things, to legal fees, costs and amounts paid in the context of a settlement.

Pursuant to Luxembourg law, a company is generally liable for any violations committed by employees in the performance of their functions except where such violations are not in any way linked to the duties of the employee.

Delaware	Luxembourg
Shareholder Approval of Business Combinations

Generally, under the DGCL, completion of a merger, consolidation, or the sale, lease or exchange of substantially all of a corporation’s assets or dissolution requires approval by the board of directors and by a majority (unless the certificate of incorporation requires a higher percentage) of outstanding stock of the corporation entitled to vote.

The DGCL also requires a special vote of shareholders in connection with a business combination with an “interested shareholder” as defined in section 203 of the DGCL. See “—Interested Shareholders” above.

Under Luxembourg law and our articles of association, the board of directors has the widest power to take any action necessary or useful to achieve the corporate objective. The board of directors’ powers are limited only by law and our articles of association.

Any type of business combination that would require an amendment to the articles of association, such as a merger, de-merger, consolidation, dissolution or voluntary liquidation, requires an extraordinary resolution of a general meeting of shareholders.

Transactions such as a sale, lease or exchange of substantial company assets require only the approval of the board of directors. Neither Luxembourg law nor our articles of association contain any provision specifically requiring the board of directors to obtain shareholder approval of the sale, lease or exchange of substantial assets of ours.

Shareholder Action Without A Meeting

Under the DGCL, unless otherwise provided in a corporation’s certificate of incorporation, any action that may be taken at a meeting of shareholders may be taken without a meeting, without prior notice and without a vote if the holders of outstanding stock, having not less than the minimum number of votes that would be necessary to authorize such action, consent in writing. It is not uncommon for a corporation’s certificate of incorporation to prohibit such action.

A shareholder meeting must always be called if the matter to be considered requires a shareholder resolution under Luxembourg law or our articles of association.

Pursuant to Luxembourg law, shareholders of a public limited liability company may not take actions by written consent. All shareholder actions must be approved at an actual meeting of shareholders held before a notary public or under private seal, depending on the nature of the matter. Shareholders may vote by proxy.

Shareholder Suits

Under the DGCL, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated shareholders where the requirements for maintaining a class action under the DGCL have been met. A person may institute and maintain such a suit only if such person was a shareholder at the time of the transaction which is the subject of the suit or his or her shares thereafter devolved upon him or her by operation of law. Additionally, under Delaware case law, the plaintiff generally must be a shareholder not only at the time of the transaction which is the subject of the suit, but also through the duration of the derivative suit. The DGCL also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile.

Pursuant to Luxembourg law and our articles of association, the board of directors has the widest power to take any action necessary or useful to achieve the corporate object. The board’s powers are limited only by law.

Luxembourg law does not require shareholder approval before legal action may be initiated on behalf of the Company. The board of directors has sole authority to decide whether to initiate legal action to enforce the Company’s rights (other than, in certain circumstances, in the case of an action against board members).

Shareholders do not generally have authority to initiate legal action on the Company’s behalf. However, the general meeting of shareholders may vote to initiate legal action against directors on grounds that such directors have failed to perform their duties in accordance with the 1915 Act. If a director is responsible for a breach of the 1915 Act or of a provision of the articles of association, an action can be initiated by any third party including a shareholder having a legitimate interest. In the case of a shareholder, such interest must be different from the interest of the Company.

Delaware	Luxembourg
Luxembourg procedural law does not recognize the concept of class actions.

Distributions and Dividends; Repurchases and Redemptions

Under the DGCL, any corporation may purchase or redeem its own shares, except that generally it may not purchase or redeem these shares if the capital of the corporation is impaired at the time or would become impaired as a result of the redemption. A corporation may, however, purchase or redeem out of capital shares that are entitled upon any distribution of its assets to a preference over another class or series of its shares if the shares are to be retired and the capital reduced.

Pursuant to Luxembourg law, dividend distributions may be declared by shareholders (i) by the general meeting or (ii) by the board of directors in the case of interim dividends (acomptes sur dividendes).

Dividend distributions may be made if the following conditions are met:

•  except in the event of a reduction of the issued share capital, only if net assets on the closing date of the preceding fiscal year are, or following such distribution would not become, less than the sum of the issued share capital plus reserves (which may not be distributed by law or under our articles of association); and

•  the amount of a distribution to shareholders may not exceed the sum of net profits at the end of the preceding fiscal year plus any profits carried forward and any amounts drawn from reserves which are available for that purpose, less any losses carried forward and with certain amounts to be placed in reserve in accordance with the law or our articles of association.

Interim dividend distributions may only be made if the following conditions are met:

•  interim accounts indicate sufficient funds are available for distribution;

•  the amount to be distributed does not exceed the total amount of net profits since the end of the preceding fiscal year for which the annual accounts have been approved, plus any profits carried forward and sums drawn from reserves available for this purpose, less losses carried forward and any sums to be placed in reserves in accordance with the law or the articles of association;

•  the board declares such interim distributions no later than two months after the date at which the interim accounts have been drawn up; and

•  prior to declaring an interim distribution, the board must receive a report from the company’s auditors confirming that the conditions for an interim distribution are met.

Delaware	Luxembourg

The amount of distributions declared by the annual general meeting of shareholders shall include (i) the amount previously declared by the board of directors (i.e., the interim distributions for the year of which accounts are being approved), and if proposed, (ii) the (new) distributions declared on the annual accounts.

Where interim distribution payments exceed the amount of the distribution subsequently declared at the general meeting, any such overpayment shall be deducted from the next distribution.

Pursuant to Luxembourg law, we (or any party acting on our behalf) may repurchase our own ordinary shares and hold them in treasury, provided that:

•  the shareholders at a general meeting have previously authorized the board of directors to acquire our ordinary shares. The general meeting shall determine the terms and conditions of the proposed acquisition and in particular the maximum number of shares to be acquired, the period for which the authorization is given (which may not exceed five years), and, in the case of acquisition for value, the maximum and minimum consideration, provided that the prior authorization shall not apply in the case of ordinary shares acquired by either us or by a person acting in his or her own name but on our behalf for the distribution thereof to our staff or to the staff of a company with which we are in a control relationship;

•  the acquisitions, including ordinary shares previously acquired by us and held by us and shares acquired by a person acting in his or her own name but on our behalf, may not have the effect of reducing the net assets below the amount of the issued share capital plus the reserves (which may not be distributed by law or under the articles of association);

•  the ordinary shares repurchased are fully paid-up; and

•  the acquisition offer must be made on the same terms and conditions to all the shareholders who are in the same position, except for acquisitions which were unanimously decided by a general meeting at which all the shareholders were present or represented. In addition, listed companies may repurchase their own shares on the stock exchange without an acquisition offer having to be made to our shareholders.

No prior authorization by shareholders is required (i) if the acquisition is made to prevent serious and imminent harm to us, provided that the board of directors informs the next general meeting of the reasons for and the purpose of the acquisitions made, the number and nominal values or the accounting value of the ordinary shares acquired, the proportion of the subscribed capital which they represent, and the consideration paid for them and (ii) in the case of ordinary shares acquired by either us or by a person acting on our behalf with a view to redistributing the ordinary shares to our staff or our controlled subsidiaries, provided that the distribution of such shares is made within 12 months from their acquisition.

Delaware	Luxembourg

Luxembourg law provides for further situations in which the above conditions do not apply, including the acquisition of shares pursuant to a decision to reduce our capital or the acquisition of shares issued as redeemable shares. Such acquisitions may not have the effect of reducing net assets below the aggregate of subscribed capital and reserves (which may not be distributed by law and are subject to specific provisions on reductions in capital and redeemable shares under Luxembourg law).

Any ordinary shares acquired in contravention of the above provisions must be resold within a period of one year after the acquisition or be cancelled at the expiration of the one-year period.

As long as ordinary shares are held in treasury, the voting rights attached thereto are suspended. Further, to the extent the treasury shares are reflected as assets on our balance sheet a non-distributable reserve of the same amount must be reflected as a liability. Our articles of association provide that ordinary shares may be acquired in accordance with the law.

Transactions with Officers or Directors

Under the DGCL, some contracts or transactions in which one or more of a corporation’s directors has an interest are not void or voidable because of such interest provided that some conditions, such as obtaining the required approval and fulfilling the requirements of good faith and full disclosure, are met. Under the DGCL, either (i) the shareholders or the board of directors must approve in good faith any such contract or transaction after full disclosure of the material facts or (ii) the contract or transaction must have been “fair” as to the corporation at the time it was approved. If board approval is sought, the contract or transaction must be approved in good faith by a majority of disinterested directors after full disclosure of material facts, even though less than a majority of a quorum.

There are no rules under Luxembourg law preventing a director from entering into contracts or transactions with us to the extent that the contract or the transaction is in our corporate interest.

Luxembourg law prohibits a director from participating in deliberations and voting on a transaction if (i) such director has a direct or indirect financial interest therein and (ii) the interests of such director conflict with our interests. The relevant director must disclose his or her personal financial interest to the board of directors and abstain from voting. The transaction and the director’s interest therein shall be reported to the next succeeding general meeting of shareholders.

Delaware	Luxembourg
Dissenters’ Rights

Under the DGCL, a shareholder of a corporation participating in some types of major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which the shareholder may receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction.	Neither Luxembourg law nor our articles of association provide for appraisal rights.

Cumulative Voting

Under the DGCL, a corporation may adopt in its by-laws that its directors shall be elected by cumulative voting. When directors are elected by cumulative voting, a shareholder has the number of votes equal to the number of shares held by such shareholder times the number of directors nominated for election. The shareholder may cast all of such votes for one director or among the directors in any proportion.	Luxembourg law does not provide for cumulative voting.

Anti-Takeover Measures

Under the DGCL, the certificate of incorporation of a corporation may give the board the right to issue new classes of preferred shares with voting, conversion, dividend distribution and other rights to be determined by the board at the time of issuance, which could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares.

In addition, Delaware law does not prohibit a corporation from adopting a shareholder rights plan, or “poison pill,” which could prevent a takeover attempt and also preclude shareholders from realizing a potential premium over the market value of their shares.

Pursuant to Luxembourg law, it is possible to create an authorized share capital from which the board of directors is authorized by the shareholders to issue further ordinary shares and, under certain conditions, to limit, restrict or waive preferential subscription rights of existing shareholders. The rights attached to the ordinary shares issued within the authorized share capital will be equal to those attached to existing ordinary shares and set forth in our articles of association. The authority of the board of directors to issue additional shares is valid for a period of up to five years unless renewed by vote of the holders of at least two-thirds of the votes cast at a shareholders meeting where at least half of the issued share capital is present or represented.

The authorized capital of the Company is US$11,500,000, divided into:

•  500,000,000 class A shares; and

•  65,000,000 class B shares.

Item 16H. Mine Safety Disclosure.

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider Trading Policies.

We have adopted insider trading policies and procedures applicable to our directors, officers and employees, and have implemented processes for the Company that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations, and the NYSE Corporate Governance Standards. Our Insider Trading Policy prohibits our directors, officers, employees and related persons and entities from (i) trading in securities of Auna and other companies while in possession of material, nonpublic information, (ii) disclosing material, nonpublic information of Auna, or another publicly traded company, to others who may trade on the basis of that information. Our Insider Trading Policy also requires that our directors, officers, certain employees and related persons only transact in Auna securities during an open window period, subject to limited exceptions. Our executive officers and directors must also comply with additional trading restrictions and disclosure requirements. The foregoing summary of our insider trading policies and procedures does not purport to be complete and is qualified by reference to our Insider Trading Policy, a copy of which can be found as Exhibit 11.2 to this annual report on Form 20-F.

Item 16K. Cybersecurity.

We have implemented an Information Security and Cybersecurity (IS-C) framework that is aligned with industry best practices and standards, including ISO 27001, ISO 27031 and the NIST Cybersecurity Framework, with the objective of systematically addressing cyber risks across our organization. Cybersecurity is a core component of our overall business strategy, and our approach ensures that cybersecurity processes are integrated into the broader operational framework of the company, by fostering collaboration among departments and utilizing corporate and intra-company communication tools to mitigate risks. These processes are incorporated into our enterprise-wide risk management system.

Our board of directors has overall responsibility for our risk management, including cybersecurity risks, and delegates specific oversight of cybersecurity risk management to the dedicated cybersecurity manager. The board receives regular updates on cybersecurity risks and incidents from the cybersecurity manager. The board receives cybersecurity reports annually, with additional updates as necessary following significant incidents or developments. The Audit and Risk Committee receives detailed annual reports from both the cybersecurity manager and the board of directors, which include information regarding our IS-C maturity level, emerging cyber risks, and the status of ongoing projects to strengthen our cybersecurity defenses. Our cybersecurity manager and the team of dedicated personnel are highly experienced information systems security professionals. The cybersecurity manager has over 20 years of experience in managing and designing processes and systems to detect, assess, and remediate cybersecurity threats. As of April 1, 2025, our cybersecurity management team will consist of 10 individuals, with 3 located in Peru, 3 in Mexico, and 4 in Colombia, all reporting directly to the cybersecurity manager.

Technology and process

To enhance our cybersecurity capabilities, we rely on third-party providers that offer preventive and protective solutions, including Security Operations Centers (SOC), firewall protection, Web Application Firewalls (WAF), Anti-DDoS measures, mail filtering, antimalware and vulnerability and penetration testing of our core systems. In addition, we have implemented a robust set of internal security controls, including password policies, access controls, and backup and restoration processes. We regularly conduct internal assessments of third-party tools and evaluate security controls through reports from key providers, such as Service Organization Control (SOC) reports (e.g., SOC 1 Type II). We conduct internal assessments and periodically engage external consultants to review our cybersecurity strategy and provide feedback on its effectiveness.

Awareness

To further strengthen our cybersecurity posture, we have implemented a comprehensive IS-C awareness program designed to educate employees on identifying, mitigating, and preventing cybersecurity risks. This program includes monthly training sessions, with all employees required to participate in periodic training focused on confidentiality, security practices, and evolving threat landscapes. Despite our proactive efforts, we recognize that cybersecurity threats remain a constant and evolving challenge, and we are committed to continually enhancing our defenses to address these risks effectively.

Incidents

In 2024, we did not identify any cybersecurity incidents that materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. Materiality is determined by evaluating the severity of any potential breach and its ability to significantly affect our organization’s financial results or operations. However, despite our best efforts, we cannot eliminate all risks from cybersecurity threats and cannot provide assurance that no undetected cybersecurity incidents have occurred. For more information about these risks, please refer to “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—A failure of our IT systems could adversely impact our business.”

PART III

Item 17. Financial Statements.

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements.

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this annual report. The audit report of Emmerich, Córdova y Asociados, S. Civil de R.L., an independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

Item 19. Exhibits.

The following documents are filed as part of this annual report:

Exhibit No.	Exhibit

1.1*	English translation of Articles of Association of Auna S.A., dated February 5, 2025.

2.1*	Description of Securities registered under Section 12 of the Exchange Act.

4.1	English translation of Surface Rights Agreement dated as of July 9, 2009 among Medic Ser S.A.C. and the Peruvian Red Cross Society (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-276435 filed with the SEC on January 9, 2024)).

4.2	English translation of the Public Deed of the First Amendment dated as of January 26, 2010 to the Surface Rights Agreement (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-276435 filed with the SEC on January 9, 2024)).

4.3	English translation of Lease Agreement dated as of June 27, 2019 among Oncocenter Perú S.A.C. and Promotora Asistencial S.A.C. Clínica Limatambo (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-276435 filed with the SEC on January 9, 2024)).

4.4	English translation of the First Amendment dated as of May 30, 2023 to the Lease Agreement among Oncocenter Perú S.A.C. and Promotora Asistencial S.A.C. Clínica Limatambo (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-276435 filed with the SEC on January 9, 2024)).

4.5	Form of Indemnification Agreement with directors and officers (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-1 (File No. 333-276435 filed with the SEC on January 9, 2024)).

4.6	Form of Registration Rights Agreement among Auna S.A. and certain shareholders of Auna S.A. (incorporated herein by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-1 (File No. 333-276435 filed with the SEC on January 9, 2024)).

4.7	English translation of Lease Agreement dated as of February 3, 2020 among Oncosalud S.A.C. and Scotiabank Perú S.A.A. (incorporated herein by reference to Exhibit 10.12 to the Company’s Registration Statement on Form F-1 (File No. 333-276435 filed with the SEC on January 9, 2024)).

4.8	English translation of the First Amendment dated as of February 12, 2020 to the Lease Agreement among Oncosalud S.A.C. and Scotiabank Perú S.A.A. (incorporated herein by reference to Exhibit 10.13 to the Company’s Registration Statement on Form F-1 (File No. 333-276435 filed with the SEC on January 9, 2024)).

4.9	English translation of Second Amendment dated as of August 13, 2021 to the Lease Agreement among Oncosalud S.A.C. and Scotiabank Perú S.A.A. (incorporated herein by reference to Exhibit 10.14 to the Company’s Registration Statement on Form F-1 (File No. 333-276435 filed with the SEC on January 9, 2024)).

4.10	English translation of the Third Amendment dated as of August 13, 2021 to the Lease Agreement among Oncosalud S.A.C. and Scotiabank Perú S.A.A. (incorporated herein by reference to Exhibit 10.15 to the Company’s Registration Statement on Form F-1 (File No. 333-276435 filed with the SEC on January 9, 2024)).

Exhibit No.	Exhibit

4.11	English translation of the Fourth Amendment dated as of April 19, 2022 to the Lease Agreement among Oncosalud S.A.C. and Scotiabank Perú S.A.A. (incorporated herein by reference to Exhibit 10.16 to the Company’s Registration Statement on Form F-1 (File No. 333-276435 filed with the SEC on January 9, 2024)).

4.12	English translation of Loan-Backing Assignment Agreement dated as of February 3, 2020 among Oncosalud S.A.C. and Scotiabank Perú S.A.A. (incorporated herein by reference to Exhibit 10.17 to the Company’s Registration Statement on Form F-1 (File No. 333-276435 filed with the SEC on January 9, 2024)).

4.13	English translation of Amendment dated as of July 21, 2020 to Loan-Backing Assignment Agreement among Oncosalud S.A.C. and Scotiabank Perú S.A.A. (incorporated herein by reference to Exhibit 10.18 to the Company’s Registration Statement on Form F-1 (File No. 333-276435 filed with the SEC on January 9, 2024)).

4.14	Indenture dated as of November 20, 2020 among Auna S.A., as issuer, the guarantors party thereto and Citibank N.A., as trustee, paying agent, registrar and transfer agent (incorporated herein by reference to Exhibit 10.19 to the Company’s Registration Statement on Form F-1 (File No. 333-276435 filed with the SEC on January 9, 2024)).

4.15	Supplemental Indenture dated as of October 5, 2022 among the Registrant, as issuer, the guarantors party thereto and Citibank N.A., as trustee, paying agent, registrar and transfer agent (incorporated herein by reference to Exhibit 10.20 to the Company’s Registration Statement on Form F-1 (File No. 333-276435 filed with the SEC on January 9, 2024)).

4.16	Second Supplemental Indenture dated as of June 8, 2023 among the Registrant, as issuer, the guarantors party thereto and Citibank N.A., as trustee, paying agent, registrar and transfer agent (incorporated herein by reference to Exhibit 10.21 to the Company’s Registration Statement on Form F-1 (File No. 333-276435 filed with the SEC on January 9, 2024)).

4.17	Third Supplemental Indenture dated as of July 19, 2023, among the Registrant, as issuer, the guarantors party thereto and Citibank N.A., as trustee, paying agent, registrar and transfer agent (incorporated herein by reference to Exhibit 10.22 to the Company’s Registration Statement on Form F-1 (File No. 333-276435 filed with the SEC on January 9, 2024)).

4.18	Credit and Guaranty Agreement dated as of November 10, 2023, among the Registrant and Grupo Salud Auna México, S.A. de C.V., as borrowers, the guarantors party thereto, Banco Nacional de México, S.A., Integrante del Grupo Financiero Banamex, División Fiduciaria (Citibanamex), as administrative agent and the lenders party thereto (incorporated herein by reference to Exhibit 10.23 to the Company’s Registration Statement on Form F-1 (File No. 333-276435 filed with the SEC on January 9, 2024)).

4.19	Amendment to Credit and Guaranty Agreement dated as of March 14, 2024, among the Registrant and Grupo Salud Auna México, S.A. de C.V., as borrowers, the guarantors party thereto, Banco Nacional de México, S.A., Integrante del Grupo Financiero Banamex, División Fiduciaria (Citibanamex), as administrative agent and the lenders party thereto (incorporated herein by reference to Exhibit 10.19 to the Company’s Registration Statement on Form F-1 (File No. 333-276435 filed with the SEC on March 15, 2024)).

4.20	Fourth Supplemental Indenture dated as of November 30, 2023, among the Registrant, as issuer, the guarantors party thereto and Citibank N.A., as trustee, paying agent, registrar and transfer agent (incorporated herein by reference to Exhibit 10.24 to the Company’s Registration Statement on Form F-1 (File No. 333-276435 filed with the SEC on January 9, 2024)).

4.21	Indenture dated as of December 18, 2023 among the Registrant, as issuer, the guarantors party thereto and Citibank N.A., as trustee, paying agent, registrar and transfer agent (incorporated herein by reference to Exhibit 10.25 to the Company’s Registration Statement on Form F-1 (File No. 333-276435 filed with the SEC on January 9, 2024)).

4.22	English translation to the Share Purchase Agreement dated as of February 21, 2022, among the sellers party thereto, Grupo Salud Auna Mexico, S.A. de C.V., as purchaser, and Hospital y Clínica OCA, S.A. de C.V., DRJ Inmuebles, S.A. de C.V., Inmuebles JRD 2000, S.A. de C.V. and Tovleja HG, S.A. de C.V. (incorporated herein by reference to Exhibit 10.26 to the Company’s Registration Statement on Form F-1 (File No. 333-276435 filed with the SEC on January 9, 2024)).

Exhibit No.	Exhibit

4.23	English translation of the First Amendment dated as of June 30, 2022 to the Share Purchase Agreement among the sellers party thereto, Grupo Salud Auna Mexico, S.A. de C.V., as purchaser, and Hospital y Clínica OCA, S.A. de C.V., DRJ Inmuebles, S.A. de C.V., Inmuebles JRD 2000, S.A. de C.V. and Tovleja HG, S.A. de C.V. (incorporated herein by reference to Exhibit 10.27 to the Company’s Registration Statement on Form F-1 (File No. 333-276435 filed with the SEC on January 9, 2024)).

4.24	English translation of the Second Amendment dated as of August 24, 2022 to the Share Purchase Agreement among the sellers party thereto, Grupo Salud Auna Mexico, S.A. de C.V. and Jesús Antonio Zamora León, as purchasers, and Hospital y Clínica OCA, S.A. de C.V., DRJ Inmuebles, S.A. de C.V., Inmuebles JRD 2000, S.A. de C.V. and Tovleja HG, S.A. de C.V. (incorporated herein by reference to Exhibit 10.28 to the Company’s Registration Statement on Form F-1 (File No. 333-276435 filed with the SEC on January 9, 2024)).

4.25	English translation of the Third Amendment dated as of September 22, 2022 to the Share Purchase Agreement among the sellers party thereto, Grupo Salud Auna Mexico, S.A. de C.V. and Jesús Antonio Zamora León, as purchasers, and Hospital y Clínica OCA, S.A. de C.V., DRJ Inmuebles, S.A. de C.V., Inmuebles JRD 2000, S.A. de C.V. and Tovleja HG, S.A. de C.V. (incorporated herein by reference to Exhibit 10.29 to the Company’s Registration Statement on Form F-1 (File No. 333-276435 filed with the SEC on January 9, 2024)).

4.26	English translation of the Fourth Amendment dated as of September 30, 2022 to the Share Purchase Agreement among the sellers party thereto, Grupo Salud Auna Mexico, S.A. de C.V. and Jesús Antonio Zamora León, as purchasers, and Hospital y Clínica OCA, S.A. de C.V., DRJ Inmuebles, S.A. de C.V., Inmuebles JRD 2000, S.A. de C.V. and Tovleja HG, S.A. de C.V. (incorporated herein by reference to Exhibit 10.30 to the Company’s Registration Statement on Form F-1 (File No. 333-276435 filed with the SEC on January 9, 2024)).

4.27	English translation of the Accession Agreement dated as of October 4, 2022 to the Share Purchase Agreement among the sellers party thereto, Grupo Salud Auna Mexico, S.A. de C.V. and Jesús Antonio Zamora León, as purchasers, and Hospital y Clínica OCA, S.A. de C.V., DRJ Inmuebles, S.A. de C.V., Inmuebles JRD 2000, S.A. de C.V. and Tovleja HG, S.A. de C.V. (incorporated herein by reference to Exhibit 10.31 to the Company’s Registration Statement on Form F-1 (File No. 333-276435 filed with the SEC on January 9, 2024)).

4.28	Form of Loan Agreement among Auna S.A. and Heredia Investments (incorporated herein by reference to Exhibit 10.32 to the Company’s Registration Statement on Form F-1 (File No. 333-276435 filed with the SEC on January 25, 2024)).

4.29	Form of Heredia Merger Agreement among Auna Salud S.A.C. and Heredia Investments (incorporated herein by reference to Exhibit 10.33 to the Company’s Registration Statement on Form F-1 (File No. 333-276435 filed with the SEC on January 25, 2024)).

4.30	Sponsor Financing Amendment: Form of Amended and Restated Note Purchase Agreement among Heredia Investments S.A.C., as issuer, the sponsors party thereto and the holders party thereto (incorporated herein by reference to Exhibit 10.28 to the Company’s Registration Statement on Form F-1 (File No. 333-276435 filed with the SEC on March 14, 2024)).

4.31	Sponsor Financing Amendment: Form of Amended and Restated Credit Agreement among Heredia Investments S.A.C., as borrower, the sponsors party thereto and the lenders party thereto (incorporated herein by reference to Exhibit 10.29 to the Company’s Registration Statement on Form F-1 (File No. 333-276435 filed with the SEC on March 15, 2024)).

4.32*	Supplemental Indenture dated as of October 18, 2024, among the Registrant, as issuer, the guarantors party thereto and Citibank N.A., as trustee, paying agent, registrar and transfer agent.

8.1*	List of the subsidiaries of the registrant.

11.1*	English translation of the Code of Ethics.

11.2*	English translation of the Insider Trading Policies and Procedures.

12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.

12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.

Exhibit No.	Exhibit

13.1*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.

13.2*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.

15.1*	Consent of Emmerich, Córdova y Asociados S. Civil de R.L.

97.1*	Clawback Policy

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement annual report on its behalf.

AUNA S.A.

By:	/s/ Gisele Remy
Name: Gisele Remy
Title: Chief Financial Officer and Executive Vice President

Date: April 10, 2025

Auna S.A. and Subsidiaries

Consolidated Financial Statements

December 31, 2024

(Including Independent Auditors’ Report)

Report of Independent Registered Public

Accounting Firm

To the Stockholders and Board of Directors

Auna S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Auna S.A. and subsidiaries (the “Company”) as of December 31, 2024, 2023 and 2022, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Emmerich, Córdova y Asociados S. Civil de R.L.

We have served as the Company’s auditor since 2016.

Lima, Peru

April 10, 2025

Auna S.A. and Subsidiaries

Consolidated Financial Statements

December 31, 2024

Auna S.A. and Subsidiaries

Consolidated Statement of Financial Position

As of December 31, 2024, 2023 and 2022

In thousands of soles	Note	2024	2023	2022
Assets
Current assets
Cash and cash equivalents	4	235,745	241,133	208,694
Trade accounts receivable	5	961,886	860,916	574,166
Other assets	6	253,283	222,728	255,595
Inventories	7	143,764	130,521	87,578
Derivative financial instruments	8	8,962	721	69,064
Other investments	9	100,228	93,132	—

Total current assets		1,703,868	1,549,151	1,195,097

Non-current assets
Trade accounts receivable	5	571	420	551
Other assets	6	24,433	21,573	19,806
Investments in associates and joint venture	10	25,405	20,584	13,096
Property, furniture, and equipment	11	2,280,123	2,573,140	2,320,144
Intangible assets	12	2,656,888	3,129,187	2,758,917
Right-of-use assets	13	131,062	139,386	144,317
Investment properties		6,058	6,959	5,982
Derivative financial instruments	8	58,510	81,492	13,542
Deferred tax assets	14	193,520	167,371	122,211
Other investments	9	282	289	—

Total non-current assets		5,376,852	6,140,401	5,398,566

Total assets		7,080,720	7,689,552	6,593,663

In thousands of soles	Note	2024	2023	2022
Liabilities
Current liabilities
Loans and borrowings	15	654,233	385,300	2,040,980
Lease liabilities	13	32,459	31,867	28,084
Trade accounts payable	16	931,265	749,349	512,587
Other accounts payable	17	289,563	463,600	216,163
Provisions	18	12,246	19,074	19,974
Derivative financial instruments	8	15,273	—	15,317
Insurance contract liabilities	32	10,098	39,853	11,699
Deferred income		138	267	313

Total current liabilities		1,945,275	1,689,310	2,845,117

Non-current liabilities
Loans and borrowings	15	2,965,541	3,376,282	1,307,667
Lease liabilities	13	115,429	126,178	134,838
Trade accounts payable	16	2,741	3,906	73
Other accounts payable	17	73,150	221,132	277,181
Derivative financial instruments	8	27,097	—	—
Deferred tax liabilities	14	328,370	495,826	470,159
Deferred income		177	352	567

Total non-current liabilities		3,512,505	4,223,676	2,190,485

Total liabilities		5,457,780	5,912,986	5,035,602

Equity	19
Share capital		17,387	8,820	236,547
Share premium		1,208,586	—	386,045
Reserves		524,776	1,823,364	533,369
Retained losses		(273,533)	(366,899)	(90,982)

Equity attributable to the owner of the Company		1,477,216	1,465,285	1,064,979

Non-controlling interest		145,724	311,281	493,082

Total equity		1,622,940	1,776,566	1,558,061

Total liabilities and equity		7,080,720	7,689,552	6,593,663

The accompanying notes on pages 8 to 121 are an integral part of these consolidated financial statements.

Auna S.A. and Subsidiaries

Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the years ended December 31, 2024, 2023 and 2022

In thousands of soles	Note	2024	2023	2022
Revenue
Insurance revenue	20	1,052,958	914,182	716,064
Healthcare services revenue	20	3,012,454	2,695,860	1,514,639
Sales of medicines	20	320,700	265,865	220,905

Total revenue from contracts with customers		4,386,112	3,875,907	2,451,608

Cost of sales and services	21	(2,660,819)	(2,440,561)	(1,571,904)

Gross profit		1,725,293	1,435,346	879,704

Selling expenses	21	(197,475)	(193,943)	(169,803)
Administrative expenses	21	(788,677)	(704,565)	(477,524)
(Loss) reversal for impairment of trade receivables	5	(40,855)	(5,684)	1,580
Other expenses	23	(2,112)	(20,927)	(1,028)
Other income	22	87,586	50,113	21,658

Operating profit		783,760	560,340	254,587

Finance income	24	24,810	17,126	6,910
Finance income from exchange difference	24	—	75,852	—
Finance costs	24	(591,884)	(783,782)	(254,930)
Finance costs from exchange difference	24	(41,709)	—	(57,771)

Net finance cost		(608,783)	(690,804)	(305,791)

Share of profit of equity-accounted investees	10	8,800	6,290	3,757

Income (loss) before tax		183,777	(124,174)	(47,447)
Income tax expense	27	(59,819)	(90,170)	(29,383)

Profit (loss) for the year		123,958	(214,344)	(76,830)

Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss
Cash flow hedges		3,768	13,762	10,154
Foreign operations – Foreign currency translation differences		(409,746)	390,180	(217,832)
Remeasurements of defined benefit liability	17	1,523	(2,202)	(437)
Change in fair value of put liability		—	40,430	(9,666)
Other investments at FVOCI – net change in fair value		1,072	188	—
Equity-accounted investees – share of OCI	10	—	(42)	(77)
Income tax		(1,744)	(4,305)	(2,996)

Other comprehensive income (loss) for the year, net of tax		(405,127)	438,011	(220,854)

Total comprehensive income (loss) for the year		(281,169)	223,667	(297,684)

Income (loss) attributable to:
Owner of the Company		110,271	(253,921)	(85,606)
Non-controlling interest	19.G	13,687	39,577	8,776

		123,958	(214,344)	(76,830)

Total comprehensive income (loss) attributable to:
Owner of the Company		(276,855)	84,292	(264,389)
Non-controlling interest	19.G	(4,314)	139,375	(33,295)

		(281,169)	223,667	(297,684)

Earnings per share
Basic earnings per share	19 - 25	1.64	(5.78)	(1.95)
Diluted earnings per share	19 - 25	1.63	(5.78)	(1.95)

The accompanying notes on pages 8 to 121 are an integral part of these consolidated financial statements.

Auna S.A. and Subsidiaries

Consolidated Statement of Changes in Equity

For the years ended December 31, 2024, 2023 and 2022

		Equity attributable to the owner of the Company
In thousands of soles	Note	Share capital (note 19.A)	Share premium	Other capital reserve (note 19.B)	Translation reserve (note 19.C)	Cost of hedging reserve (note 19.D)	Hedging reserve (note 19.E)	Merger and other reserves (note 19.F)	Shared- based payment reserve (note 33)	Retained earnings (losses)	Total	Non- controlling interest (note19.G)	Total equity
Balances as of January 1, 2022		236,547	386,045	51,240	(13,714)	(18,873)	(20,174)	(79,764)	—	(302)	541,005	50,094	591,099

Loss for the year		—	—	—	—	—	—	—	—	(85,606)	(85,606)	8,776	(76,830)
Other comprehensive loss for the year		—	—	—	(176,675)	3,740	3,418	(9,266)	—	—	(178,783)	(42,071)	(220,854)

Total comprehensive loss for the year		—	—	—	(176,675)	3,740	3,418	(9,266)	—	(85,606)	(264,389)	(33,295)	(297,684)

Contributions from non-controlling shareholder		—	—	—	—	—	—	950,228	—	—	950,228	402,382	1,352,610
Acquisition of subsidiary with NCI		—	—	—	—	—	—	(161,915)	—	—	(161,915)	73,901	(88,014)
Transfer to legal reserve		—	—	5,074	—	—	—	—	—	(5,074)	—	—	—
Shareholder’s downstream merger		—	—	—	—	—	—	50	—	—	50	—	50

Total transactions with the owners of the Company		—	—	5,074	—	—	—	788,363	—	(5,074)	788,363	476,283	1,264,646

Balances as of December 31, 2022		236,547	386,045	56,314	(190,389)	(15,133)	(16,756)	699,333	—	(90,982)	1,064,979	493,082	1,558,061

Balances as of January 1, 2023		236,547	386,045	56,314	(190,389)	(15,133)	(16,756)	699,333	—	(90,982)	1,064,979	493,082	1,558,061
Loss for the year		—	—	—	—	—	—	—	—	(253,921)	(253,921)	39,577	(214,344)
Other comprehensive income for the year		—	—	—	302,095	28,839	(23,191)	30,470	—	—	338,213	99,798	438,011

Total comprehensive income for the year		—	—	—	302,095	28,839	(23,191)	30,470	—	(253,921)	84,292	139,375	223,667

Transfer to legal reserve		—	—	23,468	—	—	—	—	—	(23,468)	—	—	—
Changes of participation NCI in subsidiary	19.G	—	—	—	28,360	(7,284)	10,399	283,892	—	—	315,367	(315,367)	—
Contributions from non-controlling Shareholder		—	—	—	—	—	—	(1,016)	—	—	(1,016)	1,032	16
Shareholder’s downstream merger	19.A	(227,727)	(386,045)	—	—	—	—	613,963	—	(2,203)	(2,012)	—	(2,012)
Dividend distribution		—	—	—	—	—	—	—	—	—	—	(6,841)	(6,841)
Equity-settled share-based payment	33	—	—	—	—	—	—	—	—	3,675	3,675	—	3,675

Total transactions with the owners of the Company		(227,727)	(386,045)	23,468	28,360	(7,284)	10,399	896,839	—	(21,996)	316,014	(321,176)	(5,162)

Balances as of December 31, 2023		8,820	—	79,782	140,066	6,422	(29,548)	1,626,642	—	(366,899)	1,465,285	311,281	1,776,566

Balances as of January 1, 2024		8,820	—	79,782	140,066	6,422	(29,548)	1,626,642	—	(366,899)	1,465,285	311,281	1,776,566
Profit for the year		—	—	—	—	—	—	—	—	110,271	110,271	13,687	123,958
Other comprehensive loss the year		—	—	—	(391,745)	8,970	(6,946)	2,595	—	—	(387,126)	(18,001)	(405,127)

Total comprehensive loss for the year		—	—	—	(391,745)	8,970	(6,946)	2,595	—	110,271	(276,855)	(4,314)	(281,169)

Issuance of common stock, net of issuance costs		1,112	1,204,913	—	—	—	—	—	—	—	1,206,025	—	1,206,025
Transfer to legal reserve		—	—	13,230	—	—	—	—	—	(13,230)	—	—	—
Capitalization of merger reserve		7,453	—	—	—	—	—	(7,453)	—	—	—	—	—
Reclassification of shared-based payment reserve		—	—	—	—	—	—	—	3,675	(3,675)	—	—	—
Changes of participation NCI in subsidiary								183			183	(183)	—
Issuance of shares		2	3,673	—	—	—	—	—	(3,675)	—	—	—	—
Acquisition of non-controlling interest	19.F	—	—	—	18,909	—	—	(1,076,628)	—	—	(1,057,719)	(159,910)	(1,217,629)
Derecognition of put liability		—	—	—	—	—	—	131,152	—	—	131,152	—	131,152
Dividend distribution		—	—	—	—	—	—	—	—	—	—	(1,150)	(1,150)
Equity-settled share-based payment	33	—	—	—	—	—	—	—	9,145	—	9,145	—	9,145

Total transactions with the owners of the Company		8,567	1,208,586	13,230	18,909	—	—	(952,746)	9,145	(16,905)	288,786	(161,243)	127,543

Balances as of December 31, 2024		17,387	1,208,586	93,012	(232,770)	15,392	(36,494)	676,491	9,145	(273,533)	1,477,216	145,724	1,622,940

The accompanying notes on pages 8 to 121 are an integral part of these consolidated financial statements.

Auna S.A. and Subsidiaries

Consolidated Statement of Cash Flows

For the years ended December 31, 2024, 2023 and 2022

In thousands of soles	Note	2024	2023	2022
Cash flows from operating activities
Profit (loss) for the year		123,958	(214,344)	(76,830)
Adjustments for:
Depreciation	11	115,237	132,442	85,310
Depreciation of right-of-use assets	13	27,636	26,577	21,726
Amortization	12	76,273	76,731	31,055
Change in fair value of investment property		(161)	(116)	(173)
(Reversal) Impairment of inventories		419	(1,927)	4,655
Equity-settled share-based payment transactions		9,145	3,675	—
Gain (loss) on disposal of property, furniture, and equipment	11	4,491	(696)	1,143
Loss on disposal of right-of-use assets net of leases	13	79	743	(32)
Loss on disposal of intangibles	23	1,117	477	1,028
Other expenses for derecognition of other assets		2,112	—	—
Other expenses for changes in contingent consideration	23	—	20,927	—
Other income for reversal of contingent consideration	22	—	(4,095)	—
Other income for reversal of others accounts payable to former shareholders	22	(46,613)	—	—
Reversal (loss) for impairment of trade receivables	5	40,855	5,684	(1,580)
Share of profit of equity-accounted investees	10	(8,800)	(6,290)	(3,757)
Provisions	18	1,001	1,176	380
Finance income	24	(24,810)	(92,978)	(6,910)
Finance costs	24	633,593	783,782	312,701
Tax expense	27	59,819	90,170	29,383
Net changes in assets and liabilities
Trade accounts receivable and other assets		(343,151)	(316,000)	(80,478)
Inventories		(25,853)	(30,107)	(22,911)
Trade accounts payable and other accounts payable		229,751	183,740	(63,168)
Provisions and employee benefits	18	(5,718)	(4,328)	(2,145)
Insurance contract liabilities		(28,602)	25,068	(5,749)

Cash generated from operating activities		841,778	680,311	223,648

Income tax paid		(194,322)	(114,726)	(67,767)
Interest received		21,042	16,828	6,760

Net cash from operating activities		668,498	582,413	162,641

Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired	1.C	—	(59,994)	(2,952,721)
Payment for accounts payable to former shareholder	1.C.i	(30,011)	(1,368)	—
Purchase of properties, furniture, and equipment	11	(90,857)	(116,248)	(102,497)
Purchase of intangibles	12	(50,991)	(48,917)	(49,472)
Dividends from equity-accounted investees	10	3,311	1,439	1,586
Other assets (Trust funds)	1.C.ii	—	94,539	(94,526)
Purchase of other investments, net of sales		(21,312)	(22,246)	—
Proceeds from sale of property, furniture, and equipment		213	4,194	176
Payment for contingent consideration		(47,174)	(36,143)	(397)
Proceeds from (payment in advance for) purchase of shares		—	11,592	(11,592)

Net cash used in investing activities		(236,821)	(173,152)	(3,209,443)

Cash flows from financing activities
Proceeds from issuance of common stock in initial public offering, net of issuance costs	15	1,267,794	—	—
Payments of initial public offering costs	15	(15,908)	—	—
Proceeds from loans and borrowings	15	1,239,486	4,871,380	2,287,819
Payment for loans and borrowings	15	(1,125,622)	(4,520,827)	(340,113)
Payment for lease liabilities	15	(45,593)	(42,530)	(34,758)
Penalty paid for debt prepayment	15	—	(53,285)	(9)
Payment for derivatives premiums	15	(50,705)	(51,141)	(26,461)
Payment for costs of extinguishment of debt	15	(16,607)	—	—
Interest paid	15	(450,982)	(566,774)	(108,303)
Proceeds from settlement of derivatives - interest rate swaps		(1,202)	—	—
Dividends paid	19.G	(1,150)	(6,841)	(131)
Contributions from non-controlling shareholders	15 & 19	—	16	1,352,610
Acquisition of non-controlling interest	19.F	(1,217,629)	—	—

Net cash (used in) from financing activities		(418,118)	(370,002)	3,130,654

Net increase in cash and cash equivalents		13,559	39,259	83,852
Cash and cash equivalents at January 1		241,133	208,694	138,771
Cash and cash equivalents arising from shareholder’s downstream merger		—	—	145
Effect of movements in exchange rates on cash held		(18,947)	(6,820)	(14,074)

Cash and cash equivalents at December 31		235,745	241,133	208,694

Transactions not representing cash flows
Assets acquired through finance lease and other financing	13	26,826	17,892	36,617
Assets acquired from suppliers in installments	11	10,060	16,834	(14,003)

The accompanying notes on pages 8 to 121 are an integral part of these consolidated financial statements.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

1.	Economic Activity

A.	Business activity

Auna S.A. (hereinafter the “Company” or “Auna”) is a subsidiary of Enfoca Group (ultimate controlling party), which holds a share capital of 68.26% acquired through different mechanisms. The Company is the controlling parent of a group of operating and pre-operating companies focused on the healthcare sector.

Auna S.A., as a Company, was incorporated on April 25, 2022, and organized under the laws of Luxembourg as a Société anonyme for an unlimited period.

Prior to July 6, 2023, the Company was incorporated in 2008 in Peru as an openly held corporation (sociedad anónima abierta) named Auna S.A.A. On July 6, 2023, the Company redomiciled to Luxembourg by way of a merger into Auna S.A., a limited liability company incorporated and existing under the laws of the Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies Register under number B267590, with Auna S.A. continuing as the surviving entity.

The Company’s registered office is 6, rue Jean Monnet, L-2180 Luxembourg, Grand Duchy of Luxembourg. The Company and its subsidiaries together are also referred to in these consolidated financial statements as the “Group”. The Group is a healthcare service provider primarily focused on services that provide cancer treatment through its subsidiary Oncosalud S.A.C., inpatient hospitals, outpatient care centers and specialized medical centers in Peru. Since the end of 2018 it has operated in Colombia through Promotora Médica Las Américas S.A. (hereinafter “PMLA”); since September 1, 2020 through Clínica Portoazul; and since April 21, 2022 through Oncomedica S.A. In February 2022, the Group established a holding company in Mexico, named Grupo Salud Auna Mexico S.A. de C.V. (hereinafter “Auna Mexico”), focused on healthcare investments. On October 5, 2022, the Group through Auna Mexico acquired Hospital y Clinica OCA S.A. de C.V., and on February 1, 2023 it acquired Dentegra Seguros Dentales, S.A. (hereinafter “Dentegra”). The structure of the Group is detailed in note 28.

Initial Public Offering

On March 21, 2024, the Group completed its initial public offering (the “IPO”) of 30,000,000 shares of Series A common stock at a price to the public of US$ 12.00 per share and the Company sold 30,000,000 of such shares. The Group received net proceeds from the IPO of S/ 1,267,794 thousand (equivalent to US$ 342,000 thousand), after deducting underwriting discounts and commissions, and S/ 61,769 thousand in offering-related expenses.

B.	Approval of the consolidated financial statements

The consolidated financial statements as of December 31, 2024, 2023 and 2022 were approved for issuance by the Board of Directors on April 10, 2025.

C.	Acquisition of subsidiaries

i.	Dentegra Seguros Dentales, S.A.

On September 3, 2021, Auna S.A. signed a share purchase agreement (hereinafter the “SPA”) with the shareholders of Dentegra for the acquisition of 100% of shares, obtaining control over the entity. The transaction closing date was on February 1, 2023.

Dentegra specializes in providing dental and vision insurance in Mexico. The entity’s registered office is in Mexico City. The acquisition is expected to provide the Group with a presence in the insurance market in Mexico.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

This acquisition was recorded using the acquisition method of accounting. Under this method, assets and liabilities were recorded at their estimated fair values at the date of purchase, including identifiable intangibles not recorded in the statement of financial position of the acquired entity. The transaction costs associated with the acquisition of S/ 1,709 thousand were recorded as an expense and presented under “administrative expenses” in the consolidated statement of income and other comprehensive income. The fair value of the acquired net assets are presented below:

Identifiable assets acquired and liabilities assumed

In thousands of soles	Note
Cash and cash equivalents		4,310
Other accounts receivables		1,868
Other investments		65,605
Intangible assets	12	3,411
Property, furniture and equipment	11	358
Deferred tax assets		1,484
Trade accounts payable and other accounts payable		(30,417)
Insurance contract liabilities	32	(2,299)

Total identifiable net assets acquired		44,320

Other accounts receivable include gross contractual amounts of S/ 1,868 thousand. As of the date of acquisition, there were no expected uncollectable amounts.

The other investments mainly correspond to investments in sovereign debt securities measured at FVOCI. As of December 31, 2023, other investments amounted to S/ 93,421 thousand.

The Group agreed to a price adjustment of S/ 1,347 thousand (equivalent to MXN 6,356 thousand) which was fully paid to the selling shareholders in July 2023 for an amount of S/ 1,368 thousand which includes an exchange difference of S/ 21 thousand.

The following table summarizes the fair value at the acquisition date of each major class of consideration transferred:

In thousands of soles
Cash	64,304
Account payables to former shareholder	1,347

Total consideration transferred	65,651

This acquisition resulted in goodwill, which has been determined as follows:

In thousands of soles
Consideration transferred	65,651
(Less)
Fair value of identifiable net assets	(44,320)

Goodwill	21,331

The Group has recorded a goodwill on the acquisition of S/ 21,331 thousand in the Healthcare Services in Mexico segment as part of the “intangibles assets” account in the consolidated statement of financial position. None of the goodwill recognized is expected to be deductible for tax purposes.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

Factors that explain the transaction and the goodwill are related to the business model of the acquired entity, which specializes in providing dental and vision insurance. According to Management, the Group intended to acquire an entity highly experienced in insurance, which would allow the Group to have a strategic position in the health insurance sector in Mexico. In addition, goodwill represents other synergies in operating efficiencies expected to be achieved from the mix of operations and other efficiencies not included in intangibles.

The purchase accounting as of the date of these financial statements is complete.

For the period ended December 31, 2023, the entity contributed revenues of S/ 102,916 thousand and profit before tax of S/ 30,882 thousand to the Group’s results.

If the acquisition had been made as of January 1, 2023, revenues would have amounted to S/ 3,884,448 thousand and loss before tax for the year would have amounted to S/ 123,032 thousand in the consolidated statement of income and other comprehensive income.

The net cash flows incurred as a result of the acquisition is presented below:

In thousands of soles
Consideration transferred in cash	64,304
Cash and cash equivalents from the entity	(4,310)

Net cash flows incurred	59,994

Measurement of fair values

The valuation techniques used for measuring the fair value of material assets acquired were as follows:

Assets acquired	Valuation technique
Trademark

“Dentegra” is trademark of the acquired entity, for which a right to use the trademark was signed. This brand has a local presence and offers a broad portfolio of dental and vision insurance services. Of the three main approaches of value (income, market and cost) and the methods that include these approaches, the Group considered the relief from royalty (RFR) method within the income approach as the most appropriate to assess the value of the brand.

The basic principle of the RFR method is that without ownership of the intangible in question, the user of such intangible would have to make a stream of payments to the asset owner in exchange for the rights to use that asset. By acquiring the intangible, the user avoids these payments.

Based on the projections of the purchase model, the projected income and cash flow of the brand was estimated for the years 2023-2027. As of 2028, a growth of 9.6% was considered according to Management. This growth was used to calculate the terminal value of the brand that has an indefinite useful life.

The royalty rate used for brand valuation is 0.4%. This royalty rate was obtained from comparable companies.

Brand valuation found a nominal discount rate in MXN (WACC) by estimating a cost of debt (Kd) and equity (CoK).

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

ii.	Hospital y Clínica OCA, S.A. de C.V., DRJ Inmuebles, S.A. de C.V., Inmuebles JRD 2000, S.A. de C.V. and Tovleja HG, S.A. de C.V.

On October 5, 2022, Grupo Salud Auna México, S.A. de C.V. signed a share purchase agreement (hereinafter the “SPA”) with the shareholders of Hospital y Clínica OCA, S.A. de C.V., DRJ Inmuebles, S.A. de C.V., Inmuebles JRD 2000, S.A. de C.V. and Tovleja HG, S.A. (hereinafter the “entities”) for the acquisition of 100% of shares, obtaining control over the entities. Additionally, a group of properties was acquired as part of the acquisition. The transaction closing date was on October 5, 2022.

The entities are engaged in the direct provision of healthcare services. The entities registered office is in the city of Monterrey - Mexico. The acquisition is expected to provide the Group with an entry into the healthcare services market in Mexico.

Grupo Salud Auna México, S.A. de C.V. signed a loan agreement with Santander México, Bank and HSBC México Bank and a loan with the former shareholder for an amount of S/ 1,385,045 thousand (equivalent to US$ 350,000 thousand) and a capital contribution from shareholders, which were used to pay for the acquisition.

This acquisition was recorded using the acquisition method of accounting. Under this method, assets and liabilities were recorded at their estimated fair values at the date of purchase, including identifiable intangibles not recorded in the statement of financial position of the acquired entity. The transaction costs associated with the acquisition to S/ 24,481 thousand were recorded as an expense and presented under “administrative expenses” in the consolidated statement of income and other comprehensive income. The fair values of the acquired net assets are presented below:

Identifiable assets acquired and liabilities assumed

In thousands of soles	Note
Cash and cash equivalents		17,792
Trade accounts receivable and other accounts receivables		70,549
Inventory		10,009
Intangible assets	12	606,620
Property, furniture and equipment	11	1,083,894
Investment properties		4,647
Trade accounts payable and other accounts payable		(97,279)
Loans and borrowings	15	(13,830)
Contingent liabilities	18	(14,119)
Deferred tax liability	14	(410,754)

Total identifiable net assets acquired		1,257,529

Trade accounts receivable and other accounts receivable include gross contractual amounts due of S/ 80,749 thousand. As of the date of acquisition, S/ 10,200 thousand was expected to be uncollectable.

The Group has agreed with the selling shareholders to defer a portion of the purchase price (holdback) in an amount of S/ 93,317 thousand (equivalent to US$ 23,615 thousand) for a period of 450 days and subject to compensation for any indemnification claims at the date of payment. In June 2023, the Group adjusted the purchase price of the acquisition of Hospital y Clínica OCA consummated in October 2022 in accordance with the SPA for S/ 8,193 thousand (equivalent to US$ 1,933 thousand) as a lower holdback and goodwill. As of December 31, 2023, the deferred portion of the purchase price amounts to S/ 85,124 thousand (equivalent to US$ 21,682 thousand). This amount does not include interest accrued of S/ 5,018 thousand (equivalent to US$ 1,356 thousand) and a lower exchange difference of S/ 4,877 thousand. In September 2024 the Group derecognized of a portion of holdback at the acquisition of OCA to former shareholders of Hospital y Clínica OCA, S.A. de C.V. (OCA) of S/ 46,613 thousand (note 22(d)).

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

The following table summarizes the fair value as of the acquisition date of each major class of consideration transferred:

In thousands of soles
Cash	2,589,679
Holdback	93,317

Total consideration transferred / to be transferred	2,682,996

This acquisition resulted in goodwill, which has been determined as follows:

In thousands of soles
Consideration transferred	2,682,996
Purchase price adjustment	(8,193)
(Less)
Fair value of identifiable net assets	(1,257,529)

Goodwill	1,417,274

The Group, through its subsidiary Grupo Salud Auna México, S.A. de C.V., has recorded a goodwill on the acquisition of S/ 1,417,274 thousand in the Healthcare Services in Mexico segment as part of the “intangibles assets” account in the consolidated statement of financial position. None of the goodwill recognized is expected to be deductible for tax purposes.

Factors that explain the transaction and the goodwill are related to the business model of the acquired companies, which are a group of clinics that provide healthcare services. According to Management, the Group looked to acquire an entity highly experienced in healthcare services, which would allow the Group to have a strategic position in the health sector in Mexico. In addition, goodwill represents other synergies in operating efficiencies expected to be achieved from the mix of operations and other efficiencies not included in intangibles.

The purchase accounting as of the date of these financial statements is complete.

For the period ended December 31, 2022, the entities contributed revenues of S/ 216,121 thousand and profit before tax of S/ 34,206 thousand to the Group’s results.

If the acquisition had been made as of January 1, 2022, revenues would have amounted to S/ 3,030,375 thousand and profit before tax for the period 2022 would have amounted to S/ 101,852 thousand in the consolidated statement of income and other comprehensive income.

The net cash flows incurred as a result of the acquisition is presented below:

In thousands of soles
Consideration transferred in cash	2,589,679
Cash and cash equivalents from the entities	(17,792)

Net cash flows incurred	2,571,887

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

Measurement of fair values

The valuation techniques used for measuring the fair value of material assets acquired were as follows:

Assets and liabilities acquired	Valuation technique
Trademarks

“Oca” and “Doctors” are trademarks of the acquired group. These brands have a local presence and offer a broad portfolio of healthcare services to their patients. Of the three main approaches of value (income, market and cost) and the methods that include these approaches, the Group considered the relief from royalty (RFR) method within the income approach as the most appropriate to assess the value of the brands.

The basic principle of the RFR method is that without ownership of the intangible in question, the user of such intangible would have to make a stream of payments to the asset owner in exchange for the rights to use that asset. By acquiring the intangible, the user avoids these payments.

Based on the projections of the purchase model, the projected income and cash flow of the brands was estimated for the years 2022-2027. As of 2028, a growth of 2.3% is estimated according to Management. This growth was used to calculate the terminal value of brands that have an indefinite useful life.

The royalty rate used for brand valuation was 2.5%. This royalty rate was obtained from comparable companies.

Brands valuation found a nominal discount rate in MXN (WACC) by estimating a cost of debt (Kd) and equity (CoK).

Customer relationship

Contracts agreed with doctors in connection with the healthcare services, mainly, in which a number of services are contracted for an established population. It is considered that they meet the criteria established for the recognition of said intangible asset.

The multi-period excess earnings method (“MPEEM”) within the income approach is the most appropriate to value this asset. The MPEEM determines the value of an intangible as the present value of the incremental after-tax cash flows attributable only to the subject intangible after deducting the Contributory Asset Charges (CAC). The concept behind the CAC is that an intangible ‘rents’ or ‘leases’ from a hypothetical third party all the assets it requires to produce the cash flows resulting from its development, that each project leases only those assets it needs (including trading elements) and not those it does not need, and that each project pays to the owner of the assets a fair return (where appropriate) on the value of the leased assets.

Property, furniture and equipment and Investment properties	Market comparison technique and cost technique: The valuation model considers market prices quoted for similar items when they are available, and depreciated replacement cost when appropriate. Depreciated replacement cost reflects adjustments for physical deterioration, as well as functional and economic obsolescence.

iii.	Oncomedica S.A.

On January 18, 2022, Auna Colombia S.A.S. signed a share purchase agreement (hereinafter SPA) with the shareholders of Oncomedica S.A. for the acquisition of 70% of shares (735,909,887 shares) of Oncomedica S.A., obtaining an interest of 70% and obtaining control. The transaction closing date was on April 21, 2022.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

Oncomedica S.A. and its subsidiaries are engaged in the direct provision of healthcare services and other healthcare-related services. Oncomedica S.A.’s registered office is in the city of Montería, Colombia. The acquisition is expected to provide the Group with an increased share of the healthcare services market in Colombia.

Auna Colombia S.A.S. signed a loan agreement with JPMorgan Chase Bank, S.A. for an amount of S/ 205,628 thousand (equivalent to US$ 55,500 thousand) which was used to pay for the acquisition of Oncomedica S.A.

This acquisition was recorded using the acquisition method of accounting. Under this method, assets and liabilities were recorded at their estimated fair values at the date of purchase, including identifiable intangibles not recorded in the statement of financial position of the acquired entity. The transaction costs associated with the acquisition of S/ 1,195 thousand were recorded as an expense and presented under “administrative expenses” in the consolidated statement of income and other comprehensive income. The fair values of the acquired net assets are presented below:

Identifiable assets acquired and liabilities assumed

In thousands of soles	Note
Cash and cash equivalents		15,966
Trade accounts receivable and other accounts receivables		198,129
Inventory		5,324
Intangible assets	12	66,053
Property, furniture and equipment	11	168,501
Right-of-use assets	13	21,679
Trade accounts payable and other accounts payable		(126,372)
Loans and borrowings	15	(48,440)
Lease liabilities	13	(21,551)
Deferred tax liability	14	(32,952)

Total identifiable net assets acquired		246,337

Trade accounts receivable and other accounts receivable include gross contractual amounts due of S/ 286,465 thousand. As of the date of acquisition, S/ 88,336 thousand was expected to be uncollectable.

The Group has agreed to pay the selling shareholders a contingent consideration from S/ 73,439 thousand (equivalent to COP 74,031 million) to S/ 122,397 thousand (equivalent to COP 123,384 million) if the acquiree’s EBITDA for 2022 is between S/ 85,471 thousand (equivalent to COP 86,160 million) and S/ 116,355 thousand (equivalent to COP 117,203 million). As of the date of the acquisition, the Group has estimated the fair value of the consideration at S/ 79,461 thousand (COP 80,101,345 thousand). The Group is in the process of negotiating the payment date, which is expected to be made within the first quarter of 2024.

To guarantee the payment of the contingent consideration, on the closing date, the SPA established a bank guarantee to be provided by the acquirer to the sellers. In this regard, the Group has deposited S/ 94,526 thousand (COP 100,000 million) in a trust fund, which has been accounted for as other financial assets and included in other assets in the consolidated financial statement position. This amount has increased on this balance by S/ 675 thousand due to a higher exchange rate difference, see note 6(c).

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

The following table summarizes the fair value as of the acquisition date of each major class of consideration transferred:

In thousands of soles
Cash	396,800
Contingent consideration	79,461

Total consideration transferred	476,261

The SPA establishes put and call options for the shares owned by the non-controlling interest (NCI) (hereinafter “put and call”) that could be exercised if certain precedent conditions are met for:

•	The non-controlling shareholders with 10.89% interest during the three years after the closing date.

•	The non-controlling shareholders with 15.95% interest during the third year after closing date.

Considering the precedent conditions, the NCI still has access to the returns associated with the underlying ownership interest. Therefore, the Company used the present-access method to recognize the put liability at its fair value in “other accounts payable” for S/ 161,915 thousand against “merge and other reserves” in equity.

As of December 31, 2022, the balance of the put liability is S/ 136,938 thousand after recognizing the changes in fair value of S/ 9,666 thousand in “merger and other reserves” and the decrease in this balance due to changes in the COP exchange rate to soles of S/ 34,643 thousand. During 2024, the Group has determined that the precedent conditions of the put liability have not been and will not be exercised.

This acquisition resulted in a goodwill, which has been determined as follows:

In thousands of soles
Consideration transferred	476,261
Non-controlling interest	73,901
(Less)
Fair value of identifiable net assets	(246,337)

Goodwill	303,825

The Group, through its subsidiary Auna Colombia S.A.S., has recorded goodwill on the acquisition of Oncomedica S.A. of S/ 303,825 thousand in the Healthcare Services in Colombia segment as part of the “intangibles assets” account in the consolidated statement of financial position. None of the goodwill recognized is expected to be deductible for tax purposes.

Factors that explain the transaction and the goodwill are related to the business model of the acquired company, which is a clinic that provides integral care to oncological patients. The Group looked to acquire an entity highly experienced in the specialty of oncology, which would allow the Group to have a strategic position in the health sector in this part of Colombia. In addition, goodwill represents other synergies in operating efficiencies that are expected to be achieved from the combination of operations and other efficiencies not included in intangibles.

The purchase accounting as of the date of these financial statements is complete.

According with the accounting policy choice used by Management for non-controlling interest measurement, the Group recognizes non-controlling interests in the acquiree based on the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

For the period ended December 31, 2022, Oncomedica S.A. and its subsidiaries contributed revenues of S/ 210,323 thousand and profit before tax of S/ 55,233 thousand to the Group’s results.

If the acquisition had been made as of January 1, 2022, revenues would have amounted to S/ 2,533,991 thousand and losses before tax for the period 2022 would have amounted to S/ 34,394 thousand in the consolidated statement of income and other comprehensive income.

The net cash flows incurred as a result of the acquisition is presented below:

In thousands of soles
Consideration transferred	396,800
Cash and cash equivalents from Oncomedica S.A. and Subsidiaries	(15,966)

Net cash flows incurred	380,834

Measurement of fair values

The valuation techniques used for measuring the fair value of material assets acquired were as follows:

Assets and liabilities acquired	Valuation technique
Trademarks

IMAT is the trademark of the acquired group. This brand has a local presence and offers a broad portfolio of healthcare services to patients. Of the three main approaches of value (income, market and cost) and the methods that include these approaches, the Company considered the relief from royalty (RFR) method within the income approach as the most appropriate to assess the value of the IMAT brand.

The basic principle of the RFR method is that without ownership of the intangible in question, the user of such intangible would have to make a stream of payments to the asset owner in exchange for the rights to use that asset. By acquiring the intangible, the user avoids these payments.

Based on the projections of the purchase model, the projected income and cash flow of IMAT was estimated for the years 2022-2027, and as of 2028, a growth of 2.93% is estimated according to Management. This growth was used to calculate the terminal value of brands that have an indefinite useful life.

The royalty rate used for brand valuation is 2.70%. This royalty rate was obtained from comparable companies.

Brand valuation found a nominal discount rate in COP (WACC) by estimating a cost of debt (Kd) and equity (CoK). Additionally, a premium of 1.0% will be considered on the WACC related to the lower liquidity of the intangible asset compared to other assets (considered discount rate of 14.03%).

Property, furniture and equipment	Market comparison technique: The valuation model considers market prices quoted for similar items when they are available.

Loans and borrowings	Oncomedica S.A. and its subsidiaries’ loans and borrowings are private debt. Due to this, Management has used a valuation technique that maximizes the use of relevant observable inputs and has considered the contractual cash flows of the remaining debt discounted at the rate that best represents Oncomedica S.A. and its subsidiaries’ credit risk at the acquisition date.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

D.	Regulatory agency for private healthcare services

Oncosalud S.A.C. is an indirect subsidiary of the Company. It is supervised by the Superintendencia Nacional de Salud - SUSALUD (Peruvian Board of Health). SUSALUD authorizes, regulates and supervises the operations of entities that provide healthcare services.

In the case of PMLA, Clínica Portoazul and Oncomedica S.A. are regulated by the Superintendencia Nacional de Salud - Supersalud (Colombian Board of Health), an agency that authorizes, regulates and supervises the operation of entities providing healthcare services.

Also, since February 1, 2023, Dentegra Seguros Dentales, S.A. is a subsidiary of the Company, which is supervised by the Comisión Nacional de Seguros y Fianzas – CNSF (Mexican Commission of Insurers). CNSF authorizes, regulates and supervises the operations of entities that provide insurers services.

2.	Basis for the Preparation of Consolidated Financial Statements

A.	Basis of accounting

These consolidated financial statements of the Group have been prepared in accordance with IFRS Accounting Standards issued by the International Accounting Standards Board (IFRS Accounting Standards).

Details of the Group’s material accounting policies are included in note 3.

Comparative information

Since the focus in consolidated financial statements is the economic entity rather than the legal entity, and on the basis that Auna S.A. group continues to reflect the operations of the merged group Auna S.A.A (from Auna S.A.A’s point of view, there has simply been a change in jurisdiction), the Group is using Auna S.A.A. group’s consolidated figures as comparatives as if the Group existed before July 6, 2023 (note 1.A).

B.	Basis of measurement

The consolidated financial statements have been prepared on the historical cost principle, based on the accounting records maintained by the Group, except for the derivative financial instruments, other investments and investment properties which have been measured at fair value.

C.	Functional and presentation currency

These consolidated financial statements are presented in Soles (S/), which is the Company’s functional currency. All amounts have been rounded to the nearest thousand, unless otherwise indicated. The functional currency of the subsidiaries domicilied in Peru is S/ (Soles), the subsidiaries domiciled in Colombia is COP (Colombian Pesos) and the subsidiaries domiciled in Mexico is MXN (Mexican Pesos).

D.	Use of judgments and estimates

In preparing these consolidated financial statements, Management has made judgments and estimates that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

i.	Judgments

Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in the following notes:

•	CGU: whether a group of assets that generate cash flows and that are largely independent of the cash inflows of other assets or group of assets is a CGU (note 3.F);

•	leases: whether an arrangement contains a lease (note 3.J);

•	lease term: whether the Group is reasonably certain to exercise extension options (note 3.J); and

•	reverse factoring: presentation of amounts related to supplier finance arrangements in the statement of financial position and in the statement of cash flow.

ii.	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties at December 31, 2024 that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next financial year is included in the following notes:

•	Impairment test of intangible assets and goodwill: key assumptions underlying recoverable amounts (note 12);

•	Recognition of deferred tax asset: availability of future taxable profit against which deductible temporary differences and tax losses carried forward can be utilized (note 14);

•	Recognition and measurement of provisions: key assumptions about the likelihood and magnitude of an outflow of resources (note 18);

•	Measurement of defined benefit obligations: key actuarial assumptions (note 17);

•	Measurement of ECL allowance for trade receivables: key assumptions in determining the weighted-average loss rate (note 5); and

•	Acquisition of subsidiary: fair value of the consideration transferred and fair value of the assets acquired and liabilities (note 1.C).

The significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty related to the adoption of IFRS 17, Insurance contracts, were as follows:

Insurance contracts

PAA – Premium Allocation Approach

The PAA is an optional simplified measurement model in IFRS 17 that is available for insurance contracts that meet the eligibility criteria.

The Group determined it would apply the PAA to all insurance contracts because the coverage period of each contract in the Group is one year or less.

Liability for remaining coverage

The Group applies the PAA to simplify the measurement of insurance contracts.

Under IFRS 17, the Group’s insurance contracts issued are all eligible to be measured by applying the PAA, because the coverage period of each contract in the Group is one year or less. The PAA simplifies the measurement of insurance contracts in comparison with the General Measurement Model (GMM) in IFRS 17.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

Liability for incurred claims

The methodologies analyzed are: Chain-Ladder, Expected Trend and Bornhuetter – Ferguson (BF), using various types of factor averaging, namely simple, median, truncated average or weighted average. From the methodologies analyzed, the result is selected at the discretion of the actuary considering the context and expectations at the valuation date.

The Group estimates the liability for incurred claims as the fulfillment of cash flows related to incurred claims.

The fulfillment of cash flows incorporates, in an unbiased way, all reasonable and supportable information available without undue cost or effort about the amount, timing and uncertainty of those future cash flows, which reflect current estimates from the perspective of the entity and include an explicit adjustment for non-financial risk (the risk adjustment).

Discount rates

The Group does not adjust the future cash flows for the time value of money and the effect of financial risk for the measurement of liability for incurred claims that are expected to be paid within one year of being incurred.

Risk adjustment for non-financial risk

The risk adjustment for non-financial risk is the compensation that the Group requires for bearing the uncertainty about the amount and timing of the cash flows of groups of insurance contracts. The risk adjustment reflects an amount that an insurer would rationally pay to remove the uncertainty that future cash flows will exceed the expected value amount.

The estimation error is calculated as the standard deviation of the mean square error using the deterministic method suggested by Thomas Mack (Distribution Free). This method seeks to determine the Standard Error of estimation as the aggregation of the error associated with the process, and the error associated with the calculation of the parameter.

From the total loss triangle, the amount of the MOCE (Margin over current estimation) is calculated and a factor is obtained such as 25% of the proportion that holds the standard deviation of the estimation error, of the events incurred but not reported (“IBNR”) reserve of the Thomas Mack method.

The risk adjustment is calculated on the IBNR, given the number of claims considered that are still subject to adjustments.

3.	Material Accounting Policies

The Group has consistently applied the following accounting policies to all periods presented in these consolidated financial statements.

A.	Basis of consolidation

i.	Business combinations

The Group accounts for business combinations using the acquisition method when control is transferred to the Group. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

ii.	Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

Also, in preparing the consolidated financial statements of the Company, the effects of all transactions between subsidiaries were eliminated.

iii.	Non-controlling interest

For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets as of the date of acquisition.

Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

iv.	Common control transactions

The Company presents common control transactions at the date the transaction occurs without re-presenting comparative information, unless material. Material common control transactions are presented as if the transaction had occurred before the start of the earliest period presented.

v.	Associates

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Interests in associates and the joint venture are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Group’s share of the profit or loss and OCI of equity-accounted investees, until the date on which significant influence or joint control ceases.

vi.	Joint arrangements

Under IFRS 11, investments in joint arrangements are classified as joint operations or as joint ventures depending on the contractual rights and obligations of each investor. The Group has assessed the nature of its joint arrangements and determined that they are joint ventures.

Joint ventures are accounted for using the equity method. Under the equity method, equity in joint ventures is initially recognized at cost and subsequently adjusted to recognize the Group’s share in profits or losses and other post-acquisition movements in other comprehensive income. When the Group’s share in the losses of a joint venture is equivalent to or exceeds its share in such joint venture (including any long-term share that is substantially part of the Group’s net investment in the joint venture), the Group does not recognize additional losses, unless it has assumed obligations or made payments on behalf of the joint ventures.

Unrealized gains on transactions between the Group and its joint ventures are eliminated to the extent of the Group’s share in such joint ventures. Unrealized losses are also eliminated, unless the transaction provides evidence of an impairment of the transferred asset.

The profit resulting from the equity method is included in the consolidated statement of profit or loss and other comprehensive income.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

vii.	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with companies whose investment is recognized using the equity method are eliminated from the investment in proportion to the Group’s interest in the investment. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

B.	Financial instruments

i.	Recognition and initial measurement

Trade receivables and debt instruments are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is an account receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not measured at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

ii.	Classification and subsequent measurement

•	Financial assets

On initial recognition, a financial asset is classified as measured at amortized cost or at fair value through profit and loss.

Financial assets are not reclassified subsequent to their initial recognition, unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not measured at FVTPL:

•	It is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	It is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets that are not cash flow hedge. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

Business model assessment

The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to Management. The information considered includes:

•

The stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether Management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets;

•	How the performance of the portfolio is assessed and reported to the key personnel of the Group’s Management;

•	The risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;

•	How managers of the business are compensated – e.g., whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

•	The frequency, value, and timing of sales in prior periods, the reasons for such sales and expectations about future sales.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for this purpose, consistent with the Group’s continuing recognition of the assets.

Financial assets that are held for trading or are managed and whose performance is assessed on a fair value basis are measured at FVTPL.

Assessment whether contractual cash flows are solely payments of principal and interest

For the purposes of this assessment, “principal” is defined as the fair value of the financial asset on initial recognition. “Interest” is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g., liquidity risk and administrative costs), as well as a profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows so that it would not meet this condition. In making this assessment, the Group considers:

•	Contingent events that would change the amount or timing of cash flows;

•	Terms that may adjust the contractual coupon rate, including variable-rate features;

•	Prepayment and extension features; and

•	Terms that limit the Group’s claim to cash flows from specified assets (e.g., non-recourse features).

A prepayment feature is consistent solely with the payments of principal and interest criterion if the prepayment amount substantially represents the amounts of principal and interest on the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract. Additionally, for a financial asset acquired at a significant discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

Subsequent measurement and gains and losses

Financial assets at FVTPL

These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss. However, see note 3.B.v for derivatives designated as hedging instruments.

Financial assets at amortized cost

These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses, and impairment are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

Debt investments at FVOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

The Group classified its financial assets at amortized cost and FVOCI.

•	Financial liabilities

Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, if it is a derivative or if it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

iii.	Derecognition

Financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred, or it neither transfers nor retains substantially all of the risks and rewards of ownership and does not retain control over the transferred asset.

The Group enters into transactions whereby it transfers assets recognized in its consolidated statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

Financial liabilities

The Group derecognizes a financial liability when its contractual obligations are discharged or canceled or expire. The Group also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

iv.	Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

v.	Derivative financial instruments

The Group holds derivative financial instruments to hedge some of its foreign currency and interest rate risk exposures. Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Derivatives are initially measured at fair value. Subsequent to initial recognition, derivative financial instruments are measured at fair value, and changes therein are generally recognized in profit or loss.

The Group designates certain derivatives as hedging instruments to hedge the variability in cash flows associated with highly probable forecast transactions arising from changes in foreign exchange rates and interest rates.

At the inception of designated hedging relationships, the Group documents the risk management objective and strategy for undertaking the hedge. The Group also documents the economic relationship between the hedged item and the hedging instrument, including whether the changes in cash flows of the hedged item and hedging instrument are expected to offset each other.

Cash flow hedges

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in OCI and accumulated in the hedging reserve. The effective portion of changes in the fair value of the derivative that is recognized in OCI is limited to the cumulative change in fair value of the hedged item, determined on a present value basis, from inception of the hedge. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

The Group designates only the change in fair value of the spot element of forward exchange contracts as the hedging instrument in cash flow hedging relationships. The change in fair value of the forward element of forward exchange contracts (forward points) is separately accounted for as a cost of hedging and recognized in a costs of hedging reserve within equity.

The Group designates only the intrinsic value of purchased Call Spread options as the hedging instrument in cash flow hedging relationships. The change in fair value of the time value of purchased Call Spread contract is separately accounted for as a cost of hedging and recognized in a costs of hedging reserve within equity. The time value at the date of designation of the option as a hedging instrument is amortized linearly over the period during which the hedge relationship meets the qualifying criteria to apply hedge accounting.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

In the case of Interest Rate Swap agreements, the Group designates the complete contract as hedging instrument.

In a cash flow hedge of the forward foreign currency risk and interest rate risk of a payable or receivable, the amount accumulated in the hedging reserve and the cost of hedging reserve shall be reclassified from the separate component of the equity to profit or loss over the period the payable or receivable affects profit or loss, because changes in exchange rates will affect the amount of cash required to settle the item (as measured by reference to the entity’s functional currency).

If the hedge no longer meets the criteria for hedge accounting or the hedging instrument is sold, expires, is terminated or is exercised, then hedge accounting is discontinued prospectively. When hedge accounting for cash flow hedges is discontinued, the amount that has been accumulated in the hedging reserve remains in equity until, for a hedge of a transaction resulting in the recognition of a non-financial item, it is included in the non-financial item’s cost on its initial recognition or, for other cash flow hedges, it is reclassified to profit or loss in the same period or periods as the hedged expected future cash flows affect profit or loss.

If the hedged future cash flows are no longer expected to occur, then the amounts that have been accumulated in the hedging reserve are immediately reclassified to profit or loss.

C.	Impairment

i.	Non-derivative financial assets

Financial instruments

The Group recognizes loss allowances for expected credit losses (“ECLs”) on financial assets measured at amortized cost.

Loss allowances for trade receivables are always measured at an amount equal to lifetime ECLs. When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment, loss of the value of money over time and individual analysis of the clients (considering their geographical location).

The Group considers a financial asset to be in default when the client is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realizing security (if any is held).

Credit-impaired financial assets

At each reporting date, the Group assesses whether financial assets carried at amortized cost are credit-impaired. A financial asset is “credit-impaired” when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the evaluation of all the following observable data:

•	Significant financial difficulty of the debtor or issuer;

•	A breach of contract such as a default or being more than 360 days past due;

•	It is probable that the debtor will enter bankruptcy or other financial reorganization; or

•	The disappearance of an active market for a security because of financial difficulties.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

Presentation of allowance for ECL in the statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

Write-off

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. For individual customers and for corporate customers, the Group individually makes an assessment with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery. The Group expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

ii.	Non-financial assets

At each reporting date, the Group reviews the carrying amounts of its non-financial assets (other than investment property, inventories and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets with an indefinite useful life are tested annually for impairment.

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using an after-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount.

Impairment losses are recognized in profit or loss. They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. For other assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

D.	Cash and cash equivalents

Cash and cash equivalents presented in the consolidated statement of financial position include cash on hand, demand deposits at banks and other highly marketable debt investments with maturity of three months or less that are not subject to significant risk of changes in value.

E.	Inventories

Inventories are measured at the lower of cost and net realizable value. The net realizable value is the estimated selling price of the inventories in the ordinary course of business, less discounts and other costs and expenses incurred to put the inventories to sale. Cost is determined using the weighted average method.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

Provisions for obsolescence and net realizable value are estimated based on a specific analysis made at each reporting date of the consolidated financial statements. The reduction of the carrying amount of inventories to their net realizable value is recorded under “provision for impairment of inventories” with a charge to profit or loss in the period in which it is estimated that such reductions will occur.

F.	Intangibles

Goodwill

Goodwill arises from the acquisition of subsidiaries and represents the excess between the cost of an acquisition and the fair value of the Group’s interest in the net identifiable assets at the date of the acquisition.

Goodwill arising from a business combination is allocated to each CGU or group of CGUs that are expected to benefit from the synergies of the combination. Each CGU or group of GCUs to which goodwill is allocated represents the lowest level of cash-flow generating assets within the entity at which goodwill is monitored by Management.

The identification of the CGU requires a critical judgment of Management. The Group has defined its CGUs as each of the companies acquired because they are the smallest identifiable groups of assets that generate cash flows and that are largely independent of the cash inflows of other assets or groups of assets.

Goodwill is tested for impairment at least annually and recorded at cost less accumulated impairment losses. The carrying amount of goodwill is compared to the recoverable amount, which is the greater of value in use and fair value less costs to sell. Any impairment is recognized immediately as an expense and cannot be reversed.

Acquired trademark

The trademarks are “Oncogenomics“ in Peru, “Clínica Portoazul,” “Las Américas” and “IMAT” in Colombia, and “OCA Hospital” and “Dentegra” in Mexico (note 1.C), which were identified in the acquisitions. The trademarks with presence in Mexico and Colombia offer a broad portfolio of healthcare services to their patients through the different entities under which OCA Hospital, Clínica Portoazul and PMLA operate and the trademarks with presence in Peru offer a broad portfolio of clinical laboratory services to their patients through the laboratory Oncogenomics. The estimated market value was determined using the relief-from-royalty method. Management evaluated its recognition and growth in the Peruvian, Colombian and Mexican market, and assessed that they have an indefinite useful life.

Customer relationship

It includes the estimated market value of the contracts with insures for cardiology services and client services identified as a result of the acquisition of Hospital y Clínica OCA S.A. de C.V. (note 1.C.), Patología Oncológica S.A.C., Oncogenomics S.A.C. and Promotora Médica las Américas. The estimated useful life is 8 years for Hospital y Clinica OCA S.A. de C.V., 18 years for Pagología Oncológica S.A.C., 17 years for Oncogenomics S.A.C. and 10 years for Promotora Médica las Américas S.A.

Other intangibles assets

Intangibles other than goodwill are acquired separately, and are measured at cost less subsequent amortization and impairment losses.

Surface right agreement

Corresponds to the surface rights agreement signed between Medicser and the Peruvian Red Cross Society, owner of the land, and acquired on 2011.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

Amortization is charged to the consolidated statement of profit or loss and other comprehensive income on a straight-line basis as follows:

Years
Software	2 to 10
Customer relationships	10 to 18
Surface rights agreement	40

Assets that are subject to amortization are reviewed for impairment when events or circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized in the consolidated statement of profit or loss and other comprehensive income to reduce the carrying amount to recoverable amount.

G.	Property, furniture and equipment

i.	Recognition and measurement

Land, buildings and facilities, medical equipment, and furniture are measured at cost, less accumulated depreciation and any accumulated impairment losses. Borrowing costs related to the acquisition or construction of qualifying assets are capitalized as part of the cost of that asset.

Other disbursements for service and repair are charged to the consolidated statement of profit or loss and other comprehensive income in the period when incurred. In case significant spare parts of an item of property, furniture and equipment have different useful lives, then they are accounted for as separate items (major components) of property, furniture and equipment.

Any gain or loss on disposal of an item of land, buildings and facilities, medical equipment, and furniture is recognized in profit or loss.

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of the asset. The Group defines qualifying assets as construction projects or other assets for which a minimum period of twelve months is needed to get ready for its intended use or sale (note 11).

ii.	Subsequent expenditure

Subsequent expenditures are included in the carrying amount of the asset or they are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits will flow to the Group and the cost of these assets can be measured reliably.

iii.	Depreciation

Depreciation is calculated to write off the cost of items of property, furniture and equipment less their estimated residual values using the straight-line method over their estimated useful lives and is generally recognized in profit or loss.

The estimated useful lives of property, plant and equipment for current and comparative periods are as follows:

Years
Buildings and premises	7 to 100
Medical equipment	3 to 15
Vehicles	4 to 10
Furniture, fixtures and various equipment	3 to 20
IT equipment	3 to 10

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

H.	Public service concession arrangements

Public Service Concession Arrangements are defined in the International Financial Reporting Interpretations IFRIC 12 Service Concession Arrangements and are accounted regarding the consideration received for the infrastructure.

In 2010, Consorcio Trecca S.A.C. (hereinafter, “Consorcio Trecca”), a subsidiary of the Group, entered into a 20-year concession agreement with the Peruvian Social Health Insurance (hereinafter, “EsSALUD”), a decentralized public agency attached to the Ministry of Labor and Employment Promotion, focused on granting prevention, promotion, economic benefits and social benefits that correspond to the Social Security contributory system. The concession was given to Consorcio Trecca, as operator of the concession, with the obligation to renovate, operate and maintain the Torre Trecca, located in the city of Lima. The Group holds a 99.99% interest in Consorcio Trecca.

On July 15, 2011, Consorcio Trecca and EsSALUD agreed to suspend the obligations prior to the start date of the investment period. This suspension was extended until January 2018.

In November 2018, Consorcio Trecca and EsSALUD were able to make the direct deals associated with the agreements to update the investment amounts and the contractual rates, which will be in effect at the beginning of the operation period.

Since June 26, 2019, both agreed to start again with the coordination of the preparation of the engineering study and update of the schedule of the project development plan.

The Group recognizes a financial asset to the extent that it has an unconditional contractual right to receive cash or another financial asset from, or at the direction of, the grantor for the construction services. This right arises where the grantor has little or no discretion to avoid payment, usually because the agreement is enforceable by law. In the event that the fair value of the construction services provided exceeds the fair value of the recognized financial asset, the difference will be recognized as an intangible asset (note 6.i).

The Group recognizes an intangible asset arising from a service concession arrangement when it has a right to charge for use of the concession infrastructure. An intangible asset received as consideration for providing construction or upgrade services in a service concession arrangement is measured at fair value on initial recognition with reference to the fair value of the services provided (note 12).

I.	Assets held-for-sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale or held-for-distribution to owners if it is highly probable that they will be recovered primarily through sale rather than through continuing use.

Such assets are generally measured at the lower of their carrying amount and fair value less costs to sell. Any impairment loss on a disposal group is allocated first to goodwill, and then to the remaining assets and liabilities on a pro rata basis. Impairment losses on initial classification as held-for-sale or held-for-distribution and subsequent gains and losses on remeasurement are recognized in profit or loss.

Once classified as held-for-sale, the property, furniture and equipment are no longer depreciated.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

J.	Leases

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group uses the definition of a lease in IFRS 16.

i.	As a lease

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, for the leases of property the Group has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which includes the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability include the following:

•	Fixed payments, including in-substance fixed payments;

•	Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	Amounts expected to be payable under a residual value guarantee; and

•

The exercise price under a purchase option that the group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

Short-term leases and leases of low-value assets.

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets (IT equipment) and short-term leases. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

K.	Trade accounts payable

Trade accounts payable are obligations to pay for medicines or services acquired from suppliers in the ordinary course of business. Accounts payable are classified as “current liabilities” if payment is to be made in a year or less; otherwise, they are presented as “non-current liabilities.”

Accounts payable are initially recognized at fair value, and subsequently they are measured at amortized cost using the effective interest method.

When the Group has an arrangement in which the bank agrees to pay amounts to a participating supplier in respect of invoices owed by the Group and receives settlement from the Group at a later, the accounts payable under factoring are included within operating cash flows because they continue to be part of the normal operating cycle of the Group and the payments to a supplier by the bank are considered non-cash transactions.

L.	Employee benefits

Defined benefit plans

A benefit plan is defined as an amount of pension benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the combined statements of financial position in respect of defined benefit plans is the present value of the defined benefit obligation as of the date of the combined statements of financial position less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit cost method. The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using discount rates that are denominated in the currency in which the benefits will be paid, and that have maturities that approximate the terms of the pension liability.

Actuarial gains and losses arising from adjustments and changes in actuarial assumptions are recorded directly in stockholders’ equity in other comprehensive income in the year in which they occur and are not reclassified to profit or loss for the period.

The Group determines the net financial expense (income) by applying the discount rate to the net defined benefit liability.

Past service costs are recognized immediately in the consolidated statements of income and other comprehensive income statement.

Profit sharing

For the Company and its Peruvian subsidiaries and Mexican subsidiaries, the employees’ profit sharing is calculated in accordance with current legal regulations on the same net taxable base used to calculate the income tax. In the case of the Peruvian subsidiaries, the rate of profit sharing is 5%, on the net taxable base of the current year. According to the Peruvian law, there is a limit in profit sharing that an employee can receive, equivalent to 18 monthly salaries. In the case of the Mexican subsidiaries, the rate of profit sharing is 10%, on the net taxable base of the current year.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

In Colombian subsidiaries, employees’ profit sharing is not applicable. It is replaced by a legal bonus composed of an additional month’s salary that is paid twice during the year, in June and December, respectively. This bonus is mandatory even if the company does not obtain earnings. Additionally, the Board is able to approve voluntary bonuses for certain employees with high performance during a profitable year.

Legal bonuses

The Group recognizes the expense for legal bonuses and their related liabilities under laws and regulations currently in force in Peru. The legal bonuses include an additional month’s salary that is paid in July and December, respectively.

Termination benefits

Termination benefits are recognized in accordance with Peruvian, Colombian and Mexican legislation in profit or loss when paid, i.e., when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits.

Severance payment (CTS for its Spanish acronym)

In Peru, severance payment of personnel from the Group’s companies (CTS for its Spanish acronym) includes employees’ indemnities calculated according to current legislation, which shall be deposited in May and November annually in bank accounts designated by employees. Severance payment is equivalent to 50% of a current remuneration as of the date of deposit. The Group has no obligation to make any additional payments once it has made the annual deposits of funds to which the employee is entitled.

In Colombia, severance payment of personnel from the Group’s companies includes employees’ indemnities calculated according to current legislation, which shall be transferred in the fund selected by the employee at the end of the year or when the work contract finished. Severance payment is equivalent to one current remuneration.

Vacations

Personnel’s annual vacations are recognized on an accrual basis. The provision for estimated annual vacation obligations is recognized at each date of preparation of the consolidated statement of financial position.

M.	Insurance contracts

Recognition

The Group recognizes groups of insurance contracts that it issues from the earliest of the following:

•	The beginning of the coverage period of the group of contracts;

•	The date when the first payment from a policyholder in the group is due, or when the first payment is received if there is no due date; and

•	For a group of onerous contracts, as soon as facts and circumstances indicate that the group is onerous.

The Group adds new contracts to the group in the reporting period in which that contract meets one of the criteria set out above.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

Contract boundary

The Group includes in the measurement of a group of insurance contracts all the future cash flows within the boundary of each contract in the group. Cash flows are within the boundary of an insurance contract if they arise from substantive rights and obligations that exist during the reporting period in which the Group can compel the policyholder to pay premiums, or in which the Group has a substantive obligation to provide the policyholder with insurance contract services. A substantive obligation to provide insurance contract services ends when:

The Group has the practical ability to reassess the risks of the particular policyholder and, as a result, can set a price or level of benefits that fully reflects those risks, or:

•	Both of the following criteria are satisfied;

•

The Group has the practical ability to reassess the risks of the portfolio of insurance contracts that contain the contract and, as a result, can set a price or level of benefits that fully reflects the risk of that portfolio; and

•	The pricing of the premiums up to the date when the risks are reassessed does not take into account the risks that relate to periods after the reassessment date.

A liability or asset relating to expected premiums or claims outside the boundary of the insurance contract is not recognized. Such amounts relate to future insurance contracts.

Insurance finance income and expense

The Group does not disaggregate finance income and expenses, the effect of which are recognized through profit or loss. The Group has elected not to discount claims that are expected to be settled within one year from the date they are incurred.

Insurance revenue

The insurance revenue for the period is the amount of expected premium receipts allocated to the period. The Group allocates the expected premium receipts to each period of insurance contract services on the basis of the passage of time. However, if the expected pattern of release of risk during the coverage period differs significantly from the passage of time, then the allocation is made on the basis of the expected timing of incurred insurance service expenses. For the periods presented, all revenue has been recognized on the basis of the passage of time.

Identifying contracts in the scope of IFRS 17

IFRS 17 establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts.

When identifying contracts in the scope of IFRS 17, the Group assesses whether a set of series of contracts needs to be treated as a single contract and whether embedded, investment components and goods and services components have to be separated and accounted for under another standard.

Level of aggregation

Under IFRS 17, insurance contracts are aggregated into groups for measurement purposes. Groups of contracts are determined by first identifying portfolios of contracts, each comprising contracts subject to similar risk and managed together, and dividing each group into annual cohorts. Portfolios are further divided based on expected profitability at inception into three categories: onerous contracts, contracts with no significant risk of becoming onerous, and the remainder. When a contract is recognized, it is added to an existing group of contracts or, if the contract does not qualify for inclusion in an existing group, it forms a new group to which future contracts may be added.

The Group considers the nature, risk and line of products as criteria for identifying its portfolios and has determined that all insurance contracts will be grouped as a single portfolio.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

Insurance acquisition cash flows

For insurance acquisition cash flows, the Group recognizes that the insurance acquisitions cash flows (IACF) are capitalized and amortized over the coverage period.

Measurement

On initial recognition, for a group of contracts that is not onerous at initial recognition, the Group measures the liability for remaining coverage as the premiums received on initial recognition, minus any insurance acquisition cash flows at that date, plus or minus any amount arising from the derecognition at that date of the asset or liability recognized for insurance acquisition cash flows that the Group pays or receives before the group of insurance contracts is recognized. The liability for remaining coverage does not include an adjustment for the time value of money, as the premiums are received within one year of the coverage period.

Insurance contracts – subsequent measurement

Subsequently, the carrying amount of the liability for remaining coverage is increased by any further premiums received and the earned IACF that are deferred, and decreased by the amount recognized as insurance revenue for services provided and the IACF paid. The Group expects the time between providing each part of the services and the related premium due date will be no more than a year. Accordingly, as permitted under IFRS 17, the Group will not adjust the liability for remaining coverage to reflect the time value of money and the effect of financial risk.

If at any time before and during the coverage period, facts and circumstances indicate that a group of contracts is onerous, then the Group will recognize a loss in profit or loss and increase the liability for remaining coverage to the extent that the current estimates of the fulfillment cash flows that relate to remaining coverage exceed the carrying amount of the liability for remaining coverage.

The Group recognizes the liability for incurred claims of a group of contracts at the amount of the fulfillment cash flows relating to incurred claims. As the future cash flows are expected to be paid in one year or less from the dates the claims are incurred, the Group decided not to discount cash flows.

Insurance contracts – modification and derecognition

The Group derecognizes insurance contracts when:

•	The rights and obligations relating to the contract are extinguished (i.e., discharged, cancelled or expired).

Or:

•

The contract is modified such that the modification results in a change in the measurement model or the applicable standard for measuring a component of the contract, substantially changes the contract boundary, or requires the modified contract to be included in a different group. In such cases, the Group derecognizes the initial contract and recognizes the modified contract as a new contract.

When a modification is not treated as a derecognition, the Group recognizes amounts paid or received for the modification with the contract as an adjustment to the relevant liability for remaining coverage.

Insurance acquisition cash flows

Insurance acquisition cash flows arise from the costs of selling, underwriting and beginning a group of insurance contracts (issued or expected to be issued) that are directly attributable to the insurance contract portfolio to which the group belongs. These cash flows include cash flows that are not directly attributable to individual contracts or groups of insurance contracts within the portfolio.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

The Group has chosen to defer insurance acquisition cash flows using a systematic and rational method.

N.	Provisions

Provisions are recognized when the Group has a present obligation, either legal or constructive, as a result of past events, and when it is probable that an outflow of resources will be required to settle the obligation, and it is possible to reliably estimate its amount.

Provisions are measured at the present value of Management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period.

O.	Government grants

Government grants are assistance by government in the form of transfers of resources to an entity in return for past or future compliance with certain conditions relating to the operating activities of the entity. Such government grants may be given to an entity to help finance a particular asset or other expenditure.

Government grants should not be recognized until there is reasonable assurance that the entity will comply with the conditions attaching to it and that the grant will be received.

The Group recognizes an unconditional government grant in the income statement on a systematic basis over the periods in which the related costs towards which they are intended to compensate are recognized as expenses.

The loans are recognized and measured in accordance with IFRS 9 at its fair value, discounted using a market rate for a similar loan. The benefit of the below-market rate of interest, measured as the difference between the initial carrying value of the loan according to IFRS 9 and the proceeds received, is accounted for as a grant in accordance with IAS 20. The grant initially recognized as deferred income is recognized in profit or loss (compensating the finance cost) over the period of the loan covered.

P.	Income tax

Current tax

Current tax includes the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax arising from dividends.

Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

•	Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

•

Temporary differences related to investments in subsidiaries, associates and joint arrangements to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and

•	Taxable temporary differences arising on the initial recognition of goodwill.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

Temporary differences in relation to a right-of-use asset and a lease liability for a specific lease are regarded as a net package (the lease) for the purpose of recognizing deferred tax.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for individual subsidiaries in the Group. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves.

The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. Deferred tax is measured at tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date, and reflects uncertainty related to income taxes, if any.

Deferred tax assets and liabilities are offset only if certain criteria are met.

Uncertain tax treatment

The Group determines whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments and uses the approach that better predicts the resolution of the uncertainty.

Q.	Share capital and share premium

Common shares are classified as equity and are determined using the par value of the shares that have been issued.

The share premium is the amount by which the fair value of the contribution exceeds the par value of the shares issued.

R.	Dividend distribution

In 2018, the Group approved the Dividends Policy, which establishes the distribution of the available profits, up to S/ 10,000 thousand per year. The General Shareholders Meeting will determine the distribution of dividends and the respective payment schedule. During the year 2024, 2023 and 2022, the Group did not distribute dividends.

Dividend distribution is recognized as a liability in the consolidated financial statements in the period in which dividends are approved by the Group’s shareholders.

S.	Contingent liabilities and assets

Contingent liabilities are not recognized in the consolidated financial statements. They are only disclosed in the notes to the financial statements, unless the possibility of an outflow of economic resources is remote. Contingent assets are not recognized in the consolidated financial statements and are only disclosed when an inflow of economic resources is probable.

T.	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. The Group recognizes revenue when it identifies a contract with a customer, the performance obligations in the contract, determines the transaction price, and allocates the transaction price to the performance obligations in the contract as each performance obligation is met.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

i.	Revenue recognition from oncologic healthcare plans

Revenues arising from oncologic healthcare plans include payments from individuals and corporate clients. The Group has 13 oncologic healthcare plans. Revenue is recognized over time in which the related plan participants are entitled to healthcare services. All oncologic healthcare plans have a one-year duration and are automatically renewed, unless terminated by either party. The portion of the payment received that relates to unexpired risks at the base date are recognized in the “unearned premiums reserve” in the consolidated statement of financial position. The obligation of the Company is to provide health coverage from the moment the client is diagnosed with cancer, and in turn, the client has the right to receive the treatment according to the conditions and duration of the contract.

ii.	Revenue recognition from general healthcare services plan

Revenues arising from general healthcare services plan include payments from individual clients. The Group has one general healthcare plan called “Auna Salud.” Revenue is recognized over time in which the related plan participants are entitled to the general healthcare services. This plan has a one-year duration with recurring monthly charges. The obligation of the Group is to provide general healthcare coverage from the moment the client requests health services, and in turn, the client has the right to receive the treatment according to the conditions of the plan.

iii.	Healthcare services

Revenue from healthcare services is recognized when services are rendered. Healthcare services revenue is recognized on the date the patient receives treatment and includes amounts related to certain services, products and supplies used in providing such treatment.

Contracts related to healthcare services include a variable consideration for which the Group estimates the amount of consideration to which it will be entitled in exchange for transferring the goods and services to the insurance payers. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved. The variable consideration is only related to price concession provided to insurance payers after healthcare services have been provided. The Group uses the expected value method to estimate the variable consideration given the large number of insurance payers that have similar characteristics and based on statistics of historical percentages of the issued credit notes (price concession). The Group then applies the requirements on constraining estimates of variable consideration in order to determine the amount of variable consideration that can be included in the transaction price and recognized as revenue. For the year ended December 31, 2024, the variable consideration recorded by our healthcare services subsidiaries amounted to S/ 22,433 thousand (S/ 11,382 thousand and S/ 7,803 thousand as of December 31, 2023 and 2022, respectively) and is recorded in the Healthcare services revenue line item in the consolidated statement of profit or loss and other comprehensive income.

iv.	Sales of medicines

The sales of medicines are recognized when the medicines are delivered and have been accepted by customers. Revenue from the sale of medicines delivered during hospitalization is recognized at the time the medicine is used by the patient. The amount of revenue is recognized at the fair value of the medicines.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

The following table provides information about the nature and timing of the satisfaction of performance obligations in contracts with customers, including significant payment terms, and the related revenue recognition policies:

Type of service	Nature and timing of satisfaction of performance obligations, including significant payment terms	Revenue recognition under IFRS 15
Healthcare services

The patient acquires control of the use of the healthcare service with the provision of the service, because the patient receives and consumes the benefits granted by the Group as it provides the service. Invoices are generated at that point in time, as services are rendered, with the exception of patients who have medical insurance, which are issued according to the contractual terms agreed with the insurance companies. Uninvoiced amounts are presented as revenue and trade receivables.

Advances are primarily received from patients who do not have medical insurance for healthcare services such as hospitalization. These advances are recognized in revenue as services are rendered over time.

Generally, invoices are payable in average within 120 to 150 days for insurance companies and third parties are charged within 30 to 60 days.

Revenue is recognized when services are rendered. Revenue is recognized over time based on the cost of the services, products and supplies utilized in providing such treatment.

The variable consideration is determined using the expected value with statistics of historical percentages for the last year and is updated at the end of each month.

Advances received were included in trade payable.

Healthcare services revenue is recognized on the date the patient receives treatment and includes amounts related to certain services, products and supplies utilized in providing such treatment. The selling price is determined based upon the company’s standard rates or at rates determined under reimbursement arrangements. These arrangements are generally with third parties such as commercial insurers.

Revenue from contracts with third-party payers is recognized to the extent that it is highly probable that a significant reversal in the amount of accrued revenue will not occur. Therefore, the amount of the recognized income is adjusted by the expected claims that are estimated based on the historical data of the issued credit notes.

Some contracts permit the insurers to get discounts for prompt pay. Management works with statistics which are estimated based on historical percentages and these are recognized as a lower value of revenue.

Sale of medicines

Customers acquire control of the medicines, when they are delivered and have been accepted, either as part of the hospitalization or as part of the pharmacy sale.

Invoices are generated at the time the customers receive the medicines and in the case of hospitalization at the time of the medicine is delivered. In general, invoices are payable at the time of issuance and after invoicing, in the case of hospitalized patients.

Revenue is recognized when medicines are delivered and have been accepted by customers at their premises.

Revenue from the sale of medicines delivered during hospitalization is recognized at the estimated net realization amount at the time the medicine is received by the patient.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

U.	Cost and expense recognition

The cost of medical services is primarily made up of costs incurred in providing healthcare services, including the cost of medicines, personnel expenses for medical staff, medical consultation fees, surgery fees, depreciation of medical equipment, amortization of software, cost of services provided by third parties, primarily lease payments to third parties for certain of our facilities, service and repair costs at our facilities, custodial and cleaning services and utilities, cost of room services for inpatients, cost of clinical laboratories and technical reserves for healthcare services.

The cost of services provided to insured who are outside the Group’s Clinic Network is recognized as it is incurred.

Other costs and expenses are recognized on an accrual basis regardless of when they are paid and, if any, in the same period in which the related income is recognized.

V.	Finance income and finance costs

The Group’s finance income and finance costs include:

•	Interest income;

•	Interest expense;

•	The net gain or loss on financial assets at FVTPL;

•	The net gain or loss on the disposal of investments in debt securities measured at FVOCI;

•	The foreign currency gain or loss on financial assets and financial liabilities; and

•	The reclassification of net gains and losses previously recognized in OCI on cash flow hedges of interest rate risk and foreign currency risk for borrowings.

W.	Foreign currency transactions and balances

Transactions in foreign currency are those transactions carried out in a currency other than the functional currency. Transactions in foreign currency are translated into functional currency at the exchange rates at the dates of the transactions.

The foreign currency gains or losses, resulting from the payment of such transactions and from the translation of monetary assets and liabilities stated in foreign currency at exchange rates ruling at period-end closing, are recognized in the consolidated statement of profit or loss and other comprehensive income.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into soles at the exchange rates at the reporting date. The income and expenses related to foreign operations are translated into soles at the average exchange rate for each month of the year. Foreign currency differences are recognized in OCI and presented in the “translation reserve,” except to the extent that the translation difference is allocated to non-controlling interest.

X.	Written Put and Call Options in Business combinations

The Group may write a put option or enter into a forward purchase agreement with non-controlling shareholders in an existing subsidiary on their equity interests in that subsidiary or in a subsidiary acquired in a business combination. If the put option or forward granted to the non-controlling shareholders provides for settlement in cash or in another financial asset by the entity, then the Group recognizes a liability for the present value of the exercise price of the option or of the forward price.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

Non-controlling shareholders with present access to the returns:

If the non-controlling shareholders still have present access to the returns associated with the underlying ownership interest, the Group could choose an accounting policy, to be applied consistently, to use one of the following methods:

•

The anticipated-acquisition method: The contract is accounted for as an anticipated acquisition of the underlying non-controlling interest as if the put option had been exercised already or the forward had been satisfied by the non-controlling shareholders. This is independent of how the exercise price is determined and how likely it is that the option will be exercised.

•

The present-access method: Under this method, non-controlling interest continues to be recognized because the non-controlling shareholders still have present access to the returns associated with the underlying ownership interests; therefore, the debit entry is to “other” equity.

Non-controlling shareholders with no present access to the returns:

If this is the case the Group should apply the anticipated-acquisition method.

Substantially all of the returns associated with the underlying ownership interest are transferred to the parent only if both of the following tests are met:

•	From an economic perspective, the instrument will be exercised in substantially all cases.

•	The sensitivity of the exercise price to the variations in the fair value of the ownership interest is sufficiently low that substantially all of that variation accrues to the parent.

The Group applies the present-access method for all transactions where non-controlling shareholders still have the present access to the returns associated with the underlying ownership interest.

Subsequent to initial recognition of the liability using the present-access method, the Group chooses an accounting policy to be applied consistently, to recognize changes in the carrying amount of the liability within profit or loss or equity. Subsequent changes in the carrying amount of the liability are recognized in equity.

Y.	Share-based payments

The Company provides share-based payments, which are equity settled, since they provide the participants the right to be compensated with a specific number of Company’s shares instead of receiving a payment based on the value of the Company’s shares.

The grant-date fair value of equity-settled share-based payment arrangements granted to non-executive members of the Board and employees is generally recognized as an expense on a straight-line method during the vesting period, with a corresponding increase in equity, over the vesting period of the awards.

Z.	IFRS’ new amendments of mandatory application as of the periods beginning on January 1, 2024

The following amendments to IFRS are required to be applied for annual periods beginning on January 1, 2024:

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

Effective date	New standards or amendments
January 1, 2024	• Non-current Liabilities with Covenants – Amendments IAS 1 and Classification of Liabilities as Current or Non-current – Amendments to IAS 1
• Lease Liability in a Sale and Leaseback – Amendments to IFRS 16
• Supplier Finance Arrangements – Amendments to IAS 7 and IFRS 7

The Group adopted these amendments, not generating significant impacts on the consolidated financial statements as of December 31, 2024.

AA.	Standards issued but not yet effective

The following accounting pronouncements issued are applicable to annual periods beginning after January 1, 2024, and have not been applied in the preparation of these financial statements. The Company plans to adopt the corresponding accounting pronouncements on their respective dates of application.

Effective date	New standards or amendments
January 1, 2025	• Lack of Exchangeability – Amendments to IAS 21

January 1, 2026	• Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7 • Annual Improvements to IFRS Accounting Standards – Volume 11

January 1, 2027	• IFRS 18 - Presentation and Disclosure in Financial Statements • IFRS 19 - Subsidiaries without Public Accountability: Disclosures

Available for optional adoption/ effective date deferred indefinitely	• Sale or Contribution of Assets between an Investor and its Associate or Joint Venture – Amendments to IFRS 10 and IAS 28.

IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 will replace IAS 1 Presentation of Financial Statements and applies for annual reporting periods beginning on or after 1 January 2027. The new standard introduces the following key new requirements.

•

Entities are required to classify all income and expenses into five categories in the statement of profit or loss, namely the operating, investing, financing, discontinued operations and income tax categories. Entities are also required to present a newly-defined operating profit subtotal. Entities’ net profit will not change.

•	Management-defined performance measures (MPMs) are disclosed in a single note in the financial statements.

•	Enhanced guidance is provided on how to group information in the financial statements.

In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.

The Group is still in the process of assessing the impact of the new standard, particularly with respect to the structure of the Group’s statement of profit or loss, the statement of cash flows and the additional disclosures required for MPMs. The Group is also assessing the impact on how information is grouped in the financial statements, including for items currently labelled as ‘other’.

Other accounting standards

The following new and amended accounting standards are not expected to have a significant impact on the Group’s consolidated financial statements.

•	Lack of Exchangeability (Amendments to IAS 21).

•	Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7).

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

BB.	Sustainability policy pronouncements not yet effective

The following pronouncements issued are applicable for the preparation of financial statements and sustainability reports.

New IFRS of Sustainability	Effective date
IFRS S1 General Requirements for Disclosures about Sustainability Disclosures Related to Financial Information	Annual periods beginning on or after January 1, 2024. Early adoption is permitted with the joint application of IFRS S2.

IFRS S2 Climate-related Disclosures	Annual periods beginning on or after January 1, 2024. Early adoption is permitted with the joint application of IFRS S1.

The Group is evaluating these standards, since it is not obliged to adopt it. These sustainability standards have not yet been approved in the countries where the Company and its subsidiaries are domiciled.

4.	Cash and Cash Equivalents

As of December 31, this caption includes the following:

In thousands of soles	2024	2023	2022
Checking accounts (a)	217,824	226,147	173,037
Term deposits (b)	17,545	14,346	35,214
Cash funds	376	640	443

	235,745	241,133	208,694

(a)

As of December 31, 2024, checking accounts are held at local and foreign banks in local and foreign currency amounting to S/ 91,903 thousand and an equivalent of S/ 125,921 thousand, respectively (S/ 80,163 thousand and an equivalent of S/ 145,984 thousand as of December 31, 2023, and S/ 26,699 thousand and an equivalent of S/ 146,368 thousand as of December 31, 2022).

(b)

As of December 31, 2024, it includes overnight term deposits held at local and foreign banks in local and foreign currency amounting for S/ 2,615 thousand and equivalent to S/ 14,930 thousand respectively. These deposits were held in local and foreign financial entities, earned interest at market rates, and matured at the beginning of February 2025 (S/ 1,253 thousand and equivalent to S/ 13,093 thousand as of December 31, 2023 with maturity at the beginning of February 2024 and S/ 34,408 thousand and equivalent to S/ 806 thousand as of December 31, 2022 with maturity at the beginning of February 2023).

The quality of the financial institutions where the Group deposits its cash has been rated as follows:

•	In accordance with the information provided by Apoyo y Asociados Internacionales S.A.C., an international rating agency (applicable to Peruvian financial entities):

In thousands of soles	2024	2023	2022
Bank deposits and accounts
A+	125,939	90,914	73,458
AA+	—	—	204
A-	268	3,128	—
A	3,072	9,667	3,664

	129,279	103,709	77,326

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

•	In accordance with the information provided by an international rating agency (applicable to Colombian financial entities):

In thousands of soles	2024	2023	2022
Bank deposits and accounts
AAA	58,011	109,647	61,919
AA+	10	11	8
AA-	—	5	29

	58,021	109,663	61,956

•	In accordance with the information provided by an international rating agency (applicable to Mexican financial entities):

In thousands of soles	2024	2023	2022
Bank deposits and accounts
AAA	25,420	15,426	13,073
A	43	43	19
AA	2,367	2,083	—
BBB	—	9	46,638
BBB+	676	5,229	9,194
BBB-	3,027	1,036	45

	31,533	23,826	68,969

•	In accordance with the information provided by an international rating agency (applicable to Luxembourg financial entities):

In thousands of soles	2024	2023	2022
Bank deposits and accounts
A+	48	1,351	—
AA	16,488	—
AAA	—	1,944	—

	16,536	3,295	—

5.	Trade Accounts Receivable

As of December 31, this caption includes the following:

In thousands of soles	Note	2024	2023	2022
Trade accounts receivable		1,041,330	904,997	612,994
Trade accounts receivable from related parties	31	3,191	1,637	312

		1,044,521	906,634	613,306

Less: Loss for impairment of trade receivables		(82,064)	(45,298)	(38,589)

		962,457	861,336	574,717

Current		961,886	860,916	574,166

Non-current		571	420	551

Trade accounts receivable have current maturity, do not bear interest and do not have specific guarantees. Trade accounts receivable included the unbilled amount for S/ 152,937 thousand (S/ 161,651 thousand as December 31, 2023 and S/ 141,722 thousand as of December 31, 2022). These amounts will become billable within the first quarter of the next annual period.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

As of December 31, 2024, 2023 and 2022, the non-current portion corresponds to receivables agreements with individual customers related to healthcare services, mainly with maturities between 24 and 36 months, and do not have specific guarantees.

The impairment estimate of trade accounts receivable is included in the “Loss for impairment of trade receivables” item in the consolidated statement of profit or loss and other comprehensive income. Amounts charged to results of the impairment period are generally written off when there is no expectation of cash recovery.

Disaggregation of trade accounts receivable

This caption includes the following:

In thousands of soles	2024	2023	2022
Healthcare services	962,457	861,336	574,717

	962,457	861,336	574,717

By primary geographical markets

2024

In thousands of soles	Peru	Colombia	México	Total
Healthcare services	245,916	624,184	92,357	962,457

	245,916	624,184	92,357	962,457

2023

In thousands of soles	Peru	Colombia	México	Total
Healthcare services	167,963	567,672	125,701	861,336

	167,963	567,672	125,701	861,336

2022

In thousands of soles	Peru	Colombia	México	Total
Healthcare services	130,066	367,352	77,299	574,717

	130,066	367,352	77,299	574,717

Transfer of accounts receivable

As of December 31, 2024, the Group maintain factoring agreements with Citibank del Perú S.A. in order to have more liquidity. According to these agreements, the Group sold without recourse trade receivables for S/ 138,300 thousand (S/ 153,767 thousand as December 31, 2023 and S/ 128,775 thousand as December 31, 2022). These trade receivables have been derecognized from the consolidated statement of financial position, because the Group transferred substantially all of the risks and rewards.

Expected credit loss assessment for customers (ECL)

The Group uses an allowance matrix to measure the ECLs of trade receivables. Loss rates are calculated using a “roll rate” method based on the probability of a receivable progressing through successive stages of delinquency to write-off. Roll rates are calculated separately for exposures in different segments based on the following common credit risk characteristics: geographic region, age of customer relationship and type of product purchased.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

The Group’s exposure to credit risk is mainly influenced by the characteristics of corporate and individual clients. The Group has established a credit policy under which the client is analyzed by group if it is individual or corporate to determine its solvency before payment and the terms and conditions of the service are offered. The Group’s evaluation includes external qualifications, information from credit agencies, and considers that the main corporate clients are insurers that are supervised by the banking and insurance regulators.

The Group limits its exposure to the credit risk of trade accounts receivable by establishing a maximum payment period of one and three months for individual and corporate clients.

The composition of accounts receivable by geographic region and aging as of December 31, 2024, 2023 and 2022 is as follows:

2024

In thousands of soles	Peru	Colombia	México	Total
Current (not past due)	148,219	222,487	80,296	451,002
1 - 90 days past due	55,959	192,844	13,865	262,668
91 - 180 days past due	30,187	103,337	1,090	134,614
181 - 360 days past due	21,118	76,379	761	98,258
More than 360 days past due	30,233	67,225	521	97,979

	285,716	662,272	96,533	1,044,521

2023

In thousands of soles	Peru	Colombia	México	Total
Current (not past due)	109,854	247,064	93,005	449,923
1 - 90 days past due	37,908	186,323	30,853	255,084
91 - 180 days past due	13,511	44,738	1,563	59,812
181 - 360 days past due	11,401	62,419	944	74,764
More than 360 days past due	26,853	39,906	292	67,051

	199,527	580,450	126,657	906,634

2022

In thousands of soles	Peru	Colombia	México	Total
Current (not past due)	80,380	229,200	69,608	379,188
1 - 90 days past due	37,843	71,886	7,430	117,159
91 - 180 days past due	12,825	30,541	118	43,484
181 - 360 days past due	5,296	26,273	117	31,686
More than 360 days past due	24,908	16,727	154	41,789

	161,252	374,627	77,427	613,306

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

The following table provides information about the exposure to credit risk and ECLs for trade receivables from corporate customers as of December 31, 2024, 2023 and 2022:

2024

In thousands of soles	Weighted- average loss rate	Gross carrying amount	Loss allowance
Current (not past due)	0.26%	418,626	1,103
1 - 90 days past due	0.67%	267,552	1,782
91 - 180 days past due	13.76%	134,059	18,448
181 - 360 days past due	10.47%	95,155	9,966
More than 360 days past due	39.30%	80,147	31,499

		995,539	62,798

2023

In thousands of soles	Weighted- average loss rate	Gross carrying amount	Loss allowance
Current (not past due)	0.13%	439,258	573
1 - 90 days past due	0.57%	251,240	1,420
91 - 180 days past due	4.67%	58,196	2,717
181 - 360 days past due	10.64%	71,527	7,613
More than 360 days past due	38.43%	50,483	19,400

		870,704	31,723

2022

In thousands of soles	Weighted- average loss rate	Gross carrying amount	Loss allowance
Current (not past due)	0.33%	335,439	1,114
1 - 90 days past due	2.04%	106,157	2,169
91 - 180 days past due	3.99%	41,016	1,636
181 - 360 days past due	8.52%	26,967	2,298
More than 360 days past due	57.61%	26,901	15,497

		536,480	22,714

The following table provides information about the exposure to credit risk and ECLs for trade receivables from individual customers as of December 31, 2024, 2023 and 2022:

2024

In thousands of soles	Weighted- average loss rate	Gross carrying amount	Loss allowance
Current (not past due)	1.37%	14,237	195
1 - 90 days past due	7.22%	8,063	582
91 - 180 days past due	42.50%	2,135	907
181 - 360 days past due	36.56%	4,029	1,473
More than 360 days past due	78.51%	20,518	16,109

		48,982	19,266

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

2023

In thousands of soles	Weighted- average loss rate	Gross carrying amount	Loss allowance
Current (not past due)	2.95%	10,665	315
1 - 90 days past due	5.10%	3,844	196
91 - 180 days past due	11.76%	1,616	190
181 - 360 days past due	23.42%	3,237	758
More than 360 days past due	73.13%	16,568	12,116

		35,930	13,575

2022

In thousands of soles	Weighted- average loss rate	Gross carrying amount	Loss allowance
Current (not past due)	3.12%	43,749	1,363
1 - 90 days past due	14.53%	11,002	1,599
91 - 180 days past due	13.53%	2,468	334
181 - 360 days past due	29.18%	4,719	1,377
More than 360 days past due	75.24%	14,888	11,202

		76,826	15,875

The annual movement of loss for impairment of trade accounts receivables is the following:

In thousands of soles	2024	2023	2022
Initial balance	45,298	38,589	44,830
Additions	42,413	6,979	5,255
Recovery	(1,558)	(1,295)	(6,835)
Write-off	(671)	(2,781)	(2,828)
Exchange difference	(3,418)	3,806	(1,833)

Final balance	82,064	45,298	38,589

6.	Other Assets

As of December 31, this caption includes the following:

In thousands of soles	2024	2023	2022
Tax credit from sales tax (VAT) (a)	140,615	87,187	55,794
Costs of anticipated equity transactions	—	29,957	23,242
Advance payment for purchase of shares (b)	—	—	11,373
Trust fund (c)	—	—	95,201
Prepaid expenses (d)	11,500	8,810	3,852
Payments in advance of income tax (e)	64,891	66,572	47,287
Accounts receivables from credit cards	9,713	9,755	6,732
Claims to third parties (f)	2,712	1,715	1,429
Account receivable from former shareholders (g)	758	1,149	935
Guarantees furnished (h)	1,233	1,047	868
Taxes receivable	10,553	7,579	4,900
Loans to personnel	1,128	1,849	1,427
Prepayments	8,094	8,399	1,484
Others (i)	26,519	20,282	20,877

	277,716	244,301	275,401

Current	253,283	222,728	255,595

Non-current	24,433	21,573	19,806

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

(a)	As of December 31, 2024, 2023 and 2022, it includes the tax credit (net) of value added tax (VAT).
(b)

As of December 31, 2022, it includes the payment as an advance for the acquisition of shares of the OCA Hospital through Auna Mexico, which was agreed with the former shareholder as a deposit representing the amount of S/ 11,592 thousand and decreased on this balance by S/ 219 thousand as a lower exchange difference. In January 2023, this amount was recovered in cash.

(c)

It corresponds to the deposit of S/ 95,201 thousand (COP 100,000 million) in a trust fund to guarantee the payment of the contingent consideration in accordance with the acquisition of shares of the Oncomedica S.A. (note 1.C.iii). In June 2023, this amount was recovered in cash.

(d)	It corresponds to insurance paid in advance, annual licenses of software and the incremental cost of obtaining a contract with a supplier for selling oncological healthcare plans.
(e)	It corresponds to payments in advance of income tax, which will be offset with future income tax in the next fiscal year.
(f)

It includes a receivable for salaries of employees on leave that is to be refunded by the government for S/ 793 thousand for December 31, 2024 (S/ 1,199 thousand and S/ 1,124 thousand for December 31, 2023 and 2022, respectively).

(g)

As of December 31, 2024, 2023 and 2022, it corresponds to account receivables from former shareholders for tax and labor liabilities contingencies that were determined in the acquisition of Patología Oncológica for S/ 209 thousand.

As of December 31, 2024, 2023 and 2022, it includes the account receivables from former shareholders for medical liabilities contingencies that were determined in the acquisition of PMLA. In 2024, the amount of account receivables from former shareholders is S/ 549 thousand. (S/ 940 thousand and S/ 726 thousand for December 31, 2023 and 2022, respectively).

(h)	It corresponds to funds under restriction in financial institutions mainly for the compliance with debts and guarantees for real estate rentals.
(i)

It includes accounts receivable from Consorcio Trecca for S/ 16,033 thousand for December 31, 2024 (S/ 12,395 thousand and S/ 11,301 thousand for December 31, 2023 and 2022, respectively) which corresponds to preoperative activities defined in the concession arrangement, that represents a contractual right to receive cash and the accounts receivable is accumulated when the preoperative activities are incurred.

7.	Inventories

As of December 31, this caption includes the following:

In thousands of soles	2024	2023	2022
Medicines	100,398	101,970	62,372
Medical supplies	38,550	21,563	18,220
Supplies and packaging	4,816	6,988	6,986

	143,764	130,521	87,578

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

In 2024, 2023 and 2022, inventories of S/ 1,143,359 thousand, S/ 1,022,220 thousand and S/ 622,923 thousand, respectively, were recognized as an expense during these years and included in cost of sales and services.

As of December 31, 2024, the Group has recognized an impairment of inventories for S/ 419 thousand. During 2023, the Group has recognized a reversal for impairment of inventories for S/ 1,927 thousand. As of December 31, 2022, the Group recognized an impairment of inventories for S/ 4,655 thousand, presented net in cost of sales and services.

8.	Derivative Financial Instruments

A.	Derivatives Foreign exchange operation agreements with deferred premium

As of December 31, 2024, 2023 and 2022, this caption includes the following:

In thousands of soles			Reference value	Maturity date	2024	2023	2022
Derivative assets mandatorily measured at FVTPL
Fx operation Agreement – Purchased Collar			US$ 55,500	2026	—	—	9,396
Fx operation Agreement – Purchased Collar	(e	)	US$ 80,000	2024	—	721	—
Derivative assets mandatorily measured at FVOCI
Fx operation Agreements – Long forward	(a	)	US$ 300,000	2023	—	—	69,064
Fx operation Agreements – Purchased Collar (Long Put)	(a	)	US$ 300,000	2023	—	—	(9,835)
Fx operation Agreements – Purchased Collar (Short Call)			US$ 300,000	2023	—	—	13,981
Fx operation Agreement – Call Spread	(a	)	US$ 253,000	2029	38,849	—	—
Fx operation Agreement – Call Spread (Long Put)	(a	)	US$ 47,000	2025	(2,856)	—	—
Fx operation Agreement – Call Spread (Short Call)	(a	)	US$ 47,000	2025	7,825	—	—
Fx operation Agreements – Purchased Collar (Long Put)	(a	)	US$ 300,000	2025	—	(33,325)	—
Fx operation Agreements – Purchased Collar (Short Call)	(a	)	US$ 300,000	2025	—	50,870	—
Fx operation Agreement – Call Spread	(b	)	US$ 55,500	2026	4,828	6,464	—
Fx operation Agreement – Call Spread	(d	)	US$ 2,082	2028	205	254	—
Fx operation Agreement – Call Spread	(d	)	US$ 50,918	2028	5,534	6,205	—
Fx operation Agreement – Purchased Collar	(c	)	US$ 396,500	2028	—	51,024	—
Fx operation Agreement – Single Call	(c	)	US$ 30,000	2028	6,337	—	—
Interest Rate Swap – TIIE	(f	)	MXN 1,705,351	2028	6,750	—	—

					67,472	82,213	82,606

Current					8,962	721	69,064

Non-current					58,510	81,492	13,542

Derivative liabilities mandatorily measured at FVOCI
Interest Rate Swap – TIIE	(f	)	MXN 3,410,702	2028	38,471	—	—
Interest Rate Swap – SOFR	(f	)	US$ 77,500	2028	3,899	—	—
Fx operation Agreements – Purchased Collar (Long Put)			US$ 300,000	2025	—	—	(50)
Fx operation Agreements – Purchased Collar (Short Call)			US$ 300,000	2025	—	—	15,367

					42,370	—	15,317

Current					15,273	—	15,317

Non-current					27,097	—	—

Fx: Foreign exchange

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

(a)

On November 29, 2022, the Group negotiated a new agreement with Citibank N.A. on the previous derivate structure (purchased collar and long forward for S/ 1,092,750 thousand or US$ 300,000 thousand) which was valid as of November 2023, to hedge the senior notes until November 2025. As result of this agreement, the exchange fluctuations of the derivative result in a new ranging from S/ 4.2000 to S/ 4.3000 per US$ 1. As a result of this negotiation, the Group recorded an increase of the derivative financial asset with the premiums payable by S/ 35,702 thousand.

On December 18, 2023, new senior notes maturing in 2029 were issued in exchange for a part of the previous senior notes that were canceled in the exchange (note 15.A), and this derivate instrument was designated as a hedge to cover both senior notes up to the reference value.

On March 22, 2024, the Group signed a novation of the US$ 253,000 thousand notional portion of the “Purchased Collar” structure was carried out to Deutsche Bank (originally Citibank) and then on the same date this nominal portion was modify to replace it with a “Call Spread” structure as a continuation of the current hedging strategy.

On December 18, 2024, the Group issued new senior notes maturing in 2029 in order to prepay the senior notes outstanding which had a maturity in 2025 and the derivative instrument of US$ 47,000 thousand was designated as a hedge to cover these senior notes up to their reference value.

(b)

On November 29, 2022, the Group signed a new foreign exchange options which included Call spread agreement with Citibank N.A. for S/ 238,650 thousand (US$ 55,500 thousand) to cover 100% of the loan agreement with JPMorgan Chase Bank, S.A. As a result of this agreement, the Group recorded an increase of the derivative financial asset with the premiums payable by S/ 13,774 thousand. This loan was paid on April 2023, and this derivative instrument was designated as a hedge to cover the Notes Purchase Agreement issued in April 2023. After, this loan was paid on December 2023, and this derivative instrument was designated as a hedge to cover a part of the new term loan signed on December 18, 2023 up to the reference value. These new instruments cover the exchange fluctuations ranging from S/ 3.8750 to S/ 4.3000 per US$ 1.

(c)

On May 5, 2023, the Group, through its subsidiary Grupo Salud Auna Mexico, signed foreign exchange options which included a Single call agreement with Santander Bank for US$ 396,500 thousand. It covered 100% of the term loan. Subsequently, this loan was paid on December 2023 and this derivate instrument was designated as a hedge to cover a part of the new term loan signed on December 18, 2023, and for the no hedged item it had an effect on results that was recorded in finance cost. On March 19, 2024, the Company restructured its debt as a result of a syndication process. As a consequence, the notional in US dollars exposed to exchange rate risk has decreased to US$ 30,000 thousand and for the no hedged item it had an effect on results that was recorded in finance cost. On April 25, 2024, the Group signed a novation for a portion of US$ 366,500 thousand of the original structure to HSBC Bank, and then on the same date that portion was unwinded. As result, a notional amount of US$ 30,000 thousand was maintained with Santander Bank. This instrument cover the exchange fluctuations greater than MXN 22.50 per US$ 1.

(d)

On June 1, 2023, the Group signed foreign exchange options which included a Call spread agreement with Citibank for US$ 53,000 thousand. It covered 100% of the new senior secured bonds. Subsequently, this loan was paid in December 2023, and this derivative instrument was designated as a hedge to cover the new term loan signed on December 18, 2023, and for the no hedged item it had an effect on results that was recorded in finance cost. These instruments cover the exchange fluctuations ranging from S/ 3.8575 to S/ 4.30 per US$ 1.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

(e)

On July 21, 2023, the Group, through its subsidiary Auna Colombia S.A.S., signed foreign exchange options which included a Single Call agreement with Citibank N.A. for US$ 80,000 thousand. These instruments cover the exchange fluctuations greater than COP 6,000 per US$ 1. As of September 30, 2024 this derivative has finished.

(f)

In April 2024, the Group signed new interest rate swap agreements to cover the interest rate fluctuation related to the new term loan signed December 18, 2023. The amount covered was MXN 3,410,703 thousand and USD 77,500 thousand and such instrument fixed an interest rate of 11.80% and 4.51% respectively for the entire period of the derivative.

In September 2024, the Group signed new interest rate swap agreements to cover the interest rate fluctuation related to the new term loan signed December 18, 2023. The amount covered was MXN 1,705,351 thousand and such instrument fixed an interest rate of 8.81% for the entire period of the derivative.

As of December 31, 2024, there are outstanding premiums to Citibank, Santander Bank and Deutsche Bank of S/ 85,849 thousand (S/ 157,896 thousand as of December 31, 2023 and S/ 75,374 thousand as of December 31, 2022), which were included in Other Accounts Payable (note 17.b). The liabilities were incurred in connection with Call spread and Single Call agreements.

The effect of fair value of these derivative financial instruments, net of tax recognized in the consolidated other comprehensive income for the year ended December 31, 2024, was a loss for S/ 16,140 thousand (loss of S/ 75,423 thousand and of S/ 50,297 thousand for the year ended December 31, 2023 and 2022, respectively).

During the year 2024, the effect reclassified from other comprehensive income to profit or loss as gain of exchange difference was S/ 9,249 thousand and from other comprehensive income to profit or loss as finance cost was S/ 34,482 thousand (note 24), and neither includes S/ 7,069 thousand of tax.

During the year 2023, the effect reclassified from other comprehensive income to profit or loss as loss exchange difference was S/ 32,100 thousand and from other comprehensive income to profit or loss as finance cost was S/ 86,135 thousand (note 24), and neither includes S/ 34,051 thousand of tax.

During the year 2022, the effect reclassified from other comprehensive income to profit or loss as higher exchange difference was S/ 53,400 thousand and from other comprehensive income to profit or loss as finance cost was S/ 28,097 thousand (note 24), and neither includes S/ 24,042 thousand of tax.

9.	Other Investments

As of December 31, this caption includes the following:

In thousands of soles	2024	2023
Current investments
Sovereign debt securities - at FVOCI	100,228	93,132

	100,228	93,132

Non-current investments
Sovereign debt securities - at FVOCI	282	289

	282	289

As of December 2024, and 2023 sovereign debt securities at FVOCI earned interest rates between 2.4% -12.6%, and 6.0% - 11.5%, respectively.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

10.	Investments in Associates and Joint Venture

As of December 31, this caption includes the following:

In thousands of soles	Percentage ownership interest	2024	2023	2022
Associates
Ciclotrón Colombia S.A.S. (a)	32.50	12,170	10,347	4,929
Ciclotrón Perú S.A. (c)	49.00	7,792	5,655	4,315
Joint Venture
Pet CT Perú S.A. (b)	50.00	5,443	4,582	3,852

		25,405	20,584	13,096

(a)

It is dedicated to the production and commercialization of radiopharmaceuticals used for diagnostic images of PET (positron emission tomography) and scintigraphy and its fiscal address is Calle 30 N 46 - 25 Medellín – Colombia.

(b)	It is dedicated to providing medical diagnostic imaging services and cancer treatment, using PET / CT molecular imaging technology.
(c)	It is dedicated to the production of radiopharmaceuticals used for diagnostic images of PET (positron emission tomography).

The Group has recognized the following amounts in the consolidated statement of profit or loss and other comprehensive income:

In thousands of soles	2024	2023	2022
Profit
Associate
Ciclotrón Colombia S.A.S.	5,495	4,063	2,198
Ciclotrón Perú S.A.	2,444	1,497	785
Joint Venture
Pet CT Perú S.A.	861	730	774

	8,800	6,290	3,757

Other comprehensive income
Associate
Ciclotrón Colombia S.A.S.	—	(42)	(77)

The interest of the Group in the profit or loss, assets, and liabilities of its associate and joint venture is the following:

In thousands of soles	Assets	Liabilities	Income	Expenses	Interest (%)
As of December 31, 2024
Ciclotrón Perú S.A.	16,656	5,910	18,389	12,894	49.0
Pet CT Perú S.A.	18,473	6,820	19,142	15,843	50
Ciclotrón Colombia S.A.S.	41,849	17,825	43,350	30,503	32.5

As of December 31, 2023
Ciclotrón Perú S.A.	15,326	4,493	11,171	8,177	49.0
Pet CT Perú S.A.	15,467	4,348	17,101	14,671	50.0
Ciclotrón Colombia S.A.S.	46,897	19,975	42,181	29,680	32.5

As of December 31, 2022
Ciclotrón Perú S.A.	12,741	4,681	9,124	7,522	49.0
Pet CT Perú S.A.	11,488	3,772	14,894	13,347	50.0
Ciclotrón Colombia S.A.S.	27,280	16,149	25,493	18,729	32.5

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

The annual movement of investments in the associate and joint venture during the year includes:

In thousands of soles	2024	2023	2022
As of January 1	20,584	13,096	14,286
Group’s share in profit or loss	8,800	6,290	3,757
Group’s share in other comprehensive income	—	(42)	(77)
Collection of dividends	(2,709)	(157)	(3,545)
Exchange difference	(1,270)	1,397	(1,325)

As of December 31	25,405	20,584	13,096

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

11.	Property, Furniture and Equipment

The movement of property, furniture and equipment and the respective accumulated depreciation for the years ended December 31, 2024, 2023 and 2022 is as follows:

In thousands of soles	Note	Land (a)	Buildings and facilities (a)	Medical equipment and others (a)	Vehicles	Furniture and fixture	Works in progress (b)	Total
Cost
Balances as of January 1, 2022		232,770	766,082	319,094	1,364	19,575	158,294	1,497,179
Additions		522	27,993	25,765	4	4,581	27,676	86,541
Business combination balances	1.C.iii & iv	150,085	958,868	133,817	455	4,421	4,749	1,252,395
Reclassifications to intangible assets		—	—	—	—	—	(306)	(306)
Reclassifications from right-of-use asset (c)		—	—	5,143	—	—	—	5,143
Transfers		—	151,521	2,998	—	2,069	(156,588)	—
Write-off (e)		—	(715)	(3,343)	—	(177)	—	(4,235)
Disposals		—	—	(628)	(608)	(115)	—	(1,351)
Exchange difference		(24,242)	(111,812)	(35,180)	(35)	(2,263)	(9,625)	(183,157)

Balances as of December 31, 2022		359,135	1,791,937	447,666	1,180	28,091	24,200	2,652,209

Balances as of January 1, 2023		359,135	1,791,937	447,666	1,180	28,091	24,200	2,652,209
Additions (a)		—	24,634	46,207	819	6,240	45,111	123,011
Business combination balances	1.C.i & ii	—	—	185	104	69	—	358
Reclassifications to intangible assets		—	—	11	—	—	(1,344)	(1,333)
Reclassifications from right-of-use asset (c)		—	—	8,169	126	—	—	8,295
Transfers		—	15,708	(80)	(4)	59	(15,683)	—
Write-off (e)		—	(118)	(7,480)	(111)	(198)	—	(7,907)
Disposals		(1,127)	(75)	(127)	(342)	(353)	—	(2,024)
Exchange difference		36,637	199,388	45,777	2	3,236	2,567	287,607

Balances as of December 31, 2023		394,645	2,031,474	540,328	1,774	37,144	54,851	3,060,216

Balances as of January 1, 2024		394,645	2,031,474	540,329	1,774	37,144	54,850	3,060,216
Additions (a)		—	21,705	51,124	153	2,588	23,839	99,409
Reclassifications from intangible assets		—	—	63	—	—	—	63
Reclassifications from right-of-use asset (c)		—	—	6,515	—	—	—	6,515
Transfers		—	7,208	18,292	—	2,785	(28,285)	—
Write-off (e)		—	(262)	(8,913)	—	(493)	(17)	(9,685)
Disposals		—	—	(1)	(195)	(18)	—	(214)
Exchange difference		(38,121)	(219,597)	(44,603)	(72)	(3,522)	(3,892)	(309,807)

Balances as of December 31, 2024		356,524	1,840,528	562,806	1,660	38,484	46,495	2,846,497

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

In thousands of soles	Note	Land (a)	Buildings and facilities (a)	Medical equipment and others (a)	Vehicles	Furniture and fixture	Works in progress (b)	Total
Accumulated depreciation
Balances as of January 1, 2022		—	(111,547)	(144,659)	(864)	(7,891)	—	(264,961)
Additions (d)		—	(29,464)	(53,377)	(119)	(2,350)	—	(85,310)
Reclassifications from right-of-use asset (c)		—	—	(2,568)	—	—	—	(2,568)
Write-off (e)		—	576	2,441	—	75	—	3,092
Disposals		—	—	588	475	115	—	1,178
Exchange difference		—	3,626	12,446	(22)	454	—	16,504

Balances as of December 31, 2022		—	(136,809)	(185,129)	(530)	(9,597)	—	(332,065)

Balances as of January 1, 2023		—	(136,809)	(185,129)	(530)	(9,597)	—	(332,065)
Additions (d)		—	(52,062)	(76,236)	(259)	(3,885)	—	(132,442)
Reclassifications from right-of-use asset (c)		—	—	(5,239)	(100)	—	—	(5,339)
Write-off (e)		—	23	5,628	111	79	—	5,841
Disposals		—	56	111	312	—	—	479
Exchange difference		—	(5,620)	(17,342)	75	(663)	—	(23,550)

Balances as of December 31, 2023		—	(194,412)	(278,207)	(391)	(14,066)	—	(487,076)

Balances as of January 1, 2024		—	(194,412)	(278,207)	(391)	(14,066)	—	(487,076)
Additions (d)		—	(51,953)	(58,778)	(359)	(4,147)	—	(115,237)
Reclassifications from right-of-use asset (c)		—	—	(3,944)	—	—	—	(3,944)
Write-off (e)		—	203	4,595	—	347	—	5,145
Disposals		—	—	1	143	—	—	144
Exchange difference		—	11,176	22,605	(69)	882	—	34,594

Balances as of December 31, 2024		—	(234,986)	(313,728)	(676)	(16,984)	—	(566,374)

Net carrying amount
Balances as of December 31, 2022		359,135	1,655,128	262,537	650	18,494	24,200	2,320,144

Balances as of December 31, 2023		394,645	1,837,062	262,121	1,383	23,078	54,851	2,573,140

Balances as of December 31, 2024		356,524	1,605,542	249,078	984	21,500	46,495	2,280,123

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

(a)	In 2024, the Group acquired medical equipment for S/ 51,124 thousand to expand the clinical services (S/ 46,207 thousand and S/ 25,765 thousand in 2023 and 2022, respectively).

In addition during 2024, the infrastructure includes S/ 8,168 thousand of costs incurred for the expansion of the Peruvian clinics, S/ 6,998 thousand of the Colombia clinics and S/ 6,539 thousand of the OCA Hospital in Mexico (S/ 9,361 thousand of costs incurred for the Peruvian clinics, S/ 5,902 thousand of the Colombia clinics, S/ 9,371 thousand of the OCA Hospital in México during 2023 and S/ 12,322 thousand of costs incurred for the Peruvian clinics, S/ 5,489 thousand of the Colombia clinics and S/ 626 thousand of the OCA Hospital in Mexico during 2022).

Also, the additions in 2022 to infrastructure include S/ 9,556 thousand of costs incurred for the construction of the radiotherapy unit, offices and parking of the Clínica Chiclayo completed on October 2022.

(b)

As of December 31, 2024, 2023 and 2022, the additions of constructions in progress amounted to S/ 23,839 thousand. This includes cost of projects related to the remodeling of the Peruvian clinics for an amount of S/ 8,020, Colombia clinics for an amount of S/ 1,311 and OCA Hospital in México for an amount of S/ 14,508.

(c)	Corresponds to transfers from right-of-use as a consequence of the termination of the lease agreement with option to purchase.
(d)	The depreciation recognized in the consolidated statement of profit or loss and other comprehensive income includes:

In thousands of soles	Note	2024	2023	2022
Cost of sales and services	21	95,193	113,360	73,583
Administrative expenses	21	20,044	19,082	11,727

		115,237	132,442	85,310

(e)

The write-off corresponds mainly to the physical inventory of fixed assets of the Group in 2024 with a cost of S/ 1,457 thousand (S/ 4,220 thousand in 2023) and accumulated depreciation of S/ 907 thousand (S/ 3,805 thousand in 2023).

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

12.	Intangibles Assets

The movement of intangibles and the corresponding accumulated amortization for the years ended December 31, 2024, 2023 and 2022 is as follows:

In thousands of soles	Note	Goodwill	Trademark	Customer relationships	Software	Public service concessions	Total
Cost
Balances as of January 1, 2022		184,961	179,912	17,836	146,293	19,109	548,111
Additions		—	—	—	49,674	1,749	51,423
Business combination balances	1C.ii & iii	1,729,292	278,264	390,889	3,520	—	2,401,965
Reclassifications from property, furniture and equipment		—	—	—	306	—	306
Disposal		—	—	—	(3,140)	—	(3,140)
Exchange difference		(108,363)	(50,893)	(6,133)	(8,518)	—	(173,907)

Balances as of December 31, 2022		1,805,890	407,283	402,592	188,135	20,858	2,824,758

Balances as of January 1, 2023		1,805,890	407,283	402,592	188,135	20,858	2,824,758
Additions		—	—	—	56,068	2,920	58,988
Business combination balances	1.C.i	21,330	3,411	—	—	—	24,741
Hospital y Clínica OCA’s purchase price adjustment	1.C.ii	(8,193)	—	—	—	—	(8,193)
Reclassifications from property, furniture and equipment		—	—	—	1,333	—	1,333
Disposal		—	—	—	(738)	—	(738)
Exchange difference		250,211	67,837	48,372	11,356	—	377,776

Balances as of December 31, 2023		2,069,238	478,531	450,964	256,154	23,778	3,278,665

Balances as of January 1, 2024		2,069,238	478,531	450,964	256,154	23,778	3,278,665
Additions		—	—	—	50,499	2,000	52,499
Reclassifications from property, furniture and equipment		—	—	—	(63)	—	(63)
Disposal		—	—	—	(1,123)	—	(1,123)
Exchange difference		(314,947)	(65,802)	(73,733)	(11,766)	—	(466,248)

Balances as of December 31, 2024		1,754,291	412,729	377,231	293,701	25,778	2,863,730

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

In thousands of soles	Note	Goodwill	Trademark	Customer relationships	Software	Public service concessions	Total
Accumulated amortization
Balances as of January 1, 2022		—	—	(3,910)	(34,212)	—	(38,122)
Annual amortization		—	—	(1,214)	(29,841)	—	(31,055)
Exchange difference		—	—	938	2,398	—	3,336

Balances as of December 31, 2022		—	—	(4,186)	(61,655)	—	(65,841)

Balances as of January 1, 2023		—	—	(4,186)	(61,655)	—	(65,841)
Annual amortization		—	—	(63,679)	(13,052)	—	(76,731)
Disposal		—	—	—	261	—	261
Exchange difference		—	—	(4,189)	(2,978)	—	(7,167)

Balances as of December 31, 2023		—	—	(72,054)	(77,424)	—	(149,478)

Balances as of January 1, 2024		—	—	(72,054)	(77,424)	—	(149,478)
Annual amortization		—	—	(50,392)	(25,881)	—	(76,273)
Disposal		—	—	—	6	—	6
Exchange difference		—	—	16,285	2,618	—	18,903

Balances as of December 31, 2024		—	—	(106,161)	(100,681)	—	(206,842)

Carrying amount
Balances as of December 31, 2022		1,805,890	407,283	398,406	126,480	20,858	2,758,917

Balances as of December 31, 2023		2,069,238	478,531	378,910	178,730	23,778	3,129,187

Balances as of December 31, 2024		1,754,291	412,729	271,070	193,020	25,778	2,656,888

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

Amortization

The amortization recognized in the consolidated statement of profit or loss and other comprehensive income includes:

In thousands of soles	Note	2024	2023	2022
Cost of sales and services	21	2,047	2,005	2,329
Administrative expenses	21	74,226	74,726	28,726

		76,273	76,731	31,055

Software

As of December 31, 2024, 2023 and 2022, intangible assets include the costs related to the installation of software (SAP), digital projects, Hospital Information System (HIS), a specialized system used at our network of facilities that, among other features, registers our patients’ contact information; manages administrative services, such as hospital admissions and billing; and houses our EMR system and Matrix system (registers our patients). Also, during 2024 it includes S/ 3,275 thousand (S/ 6,358 thousand during 2023 and S/ 11,754 thousand during 2022) related to the retail digital pharmacy with last-mile delivery, Farmauna, and the telehealth platform, Clínica 360, which provides for clinical intervention with patients through remote access to physicians and other clinicians and telemedicine solutions.

In February 2023, through the business combinations, the group acquired the right to use the trademark “Dentegra” for S/ 3,411 thousand and goodwill for S/ 21,331 thousand, note 1.C.i. In April 2022, in connection with its acquisition of IMAT, the group acquired the trademark “IMAT” for S/ 63,752 thousand, softwares for S/ 2,301 thousand and goodwill for S/ 303,825 thousand (note 1.C.iii). In October 2022, through the business combination, the Group acquired in Mexico the trademark “OCA Hospital” for S/ 214,512 thousand, software for S/ 1,219 thousand, customer relationships for S/ 390,889 thousand and goodwill for S/ 1,425,465 thousand (note 1.C.ii).

Surface rights agreement

Corresponds to surface rights agreement signed between Medicser and the Peruvian Red Cross Society.

Impairment testing

For the purposes of impairment testing, goodwill has allocated to the Group’s CGUs as follows:

In thousands of soles	2024	2023	2022
Radioncologia S.A.C. (Radioncologia)	10,237	10,237	10,237
Laboratorio Cantella S.A.C. (Cantella)	4,585	4,585	4,585
R&R Patólogos Asociados S.A.C. (R&R)	23	23	23
Servimédicos S.A.C. (Servimédicos)	3,522	3,522	3,522
Clínica Bellavista S.A.C. (Bellavista)	2,219	2,219	2,219
Patología Oncológica S.A.C.	621	621	621
Oncogenomics S.A.C.	598	598	598
Promotora Médica Las Américas S.A.	49,012	54,922	45,110
Instituto de Cancerología S.A.	48,436	54,279	44,580
Laboratorio Médico Las Américas Ltda.	44,585	49,961	41,034
Oncomedica S.A.	261,558	293,106	240,732
Hospital y Clinica OCA S.A. de C.V.	1,309,765	1,572,202	1,412,629
Dentegra Seguros Dentales S.A.	19,130	22,963	—

Total goodwill	1,754,291	2,069,238	1,805,890

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

The key assumptions used in the estimation of value in use were as follows:

In percent	2024	2023	2022
For companies located in Peru
Terminal value growth rate	2.5%	2.5%	2.5%
Discount rate – After-tax	8.8%	9.5%	9.9%
Discount rate – Pre-tax	10.9% - 25.6%	11.4% - 13.8%	12.1% - 12.7%
For companies located in Colombia
Terminal value growth rate	4%	5.0%	3.0%
Discount rate – After-tax	12.5%	13.0%	11.6%
Discount rate – Pre-tax	14.6% - 17.6%	16.7% - 17.6%	15.2% - 16%
For companies located in Mexico
Terminal value growth rate	3%	3%	2.5%
Discount rate – After-tax	11.3%	10.8%	10.9%
Discount rate – Pre-tax	11.3% - 16.0%	10.5% - 14.0%	14.5%

•	The terminal growth rate represents Management’s estimate of the long-term growth of each CGU, taking into account past and future growth and external sources of information.

•	Projected cash flows are based on Management’s operating EBITDA profit projections for a period of five years.

The ranges of projected EBITDA as a percentage of revenue by CGUs over the projected period are as follows:

EBITDA as a percentage of revenue
Radioncologia S.A.C. (Radioncologia)	49.3% - 55.3%
Laboratorio Cantella S.A.C. (Cantella)	28.5% - 26.1%
R&R Patólogos Asociados S.A.C. (R&R)	30.1% - 26.5%
Servimédicos S.A.C. (Servimédicos)	18.5% - 28.9%
Clínica Bellavista S.A.C. (Bellavista)	4.7% - 10.8%
Patología Oncológica S.A.C.	43.6% - 38.7%
Oncogenomics S.A.C.	44.9% - 36.3%
Promotora Médica Las Américas S.A.	5.5% - 19.3%
Instituto de Cancerología S.A.	26.1% - 30.0%
Oncomedica S.A.	25.8% - 27.5%
Hospital y Clinica OCA S.A. de C.V.	36.8% - 40.1%
Dentegra Seguros Dentales S.A.	15.0% - 15.4%

•	Projected cash flows include disbursements for capital investments.

•

The discount rates used to calculate the value in use for each Group’s CGU are an estimate that involves a market assessment of the time value of money and the risks inherent in each CGU where cash flows after-tax are generated taking into consideration the Group’s business plans. The nominal after-tax discount rate used for the impairment assessment was 8.8% (after-tax) for the companies located in Peru, according to each Group’s CGU assessed as of December 31, 2024 (9.5% and 9.9% after-tax as of 2023 and 2022, respectively). For the companies located in Colombia (Promotora Médica Las Américas, Instituto de Cancerología and Laboratorio Médico Las Américas), the nominal after-tax discount rate was 12.5% (13.0% and 11.6% as of 2023 and 2022, respectively). For the companies located in Mexico (Hospital y Clínica OCA), the nominal after-tax discount rate was 11.3%. (10.8% and 10.9% as of 2023 and 2022, respectively).

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

•

Projected cash flows include estimates of the revenue increase of each of the healthcare services at each CGU (Radioncología, Bellavista, Servimédicos, Cantella, Promotora Médica Las Américas, Instituto de Cancerología and Laboratorio Médico Las Américas), rates and gross margins.

•	The trademark has been allocated to the Group’s CGUs as follows:

In thousands of soles	2024	2023	2022
Hospital y Clinica OCA S.A. de C.V.	198,162	237,867	212,579
Dentegra Seguros Dentales S.A.	3,035	3,644	—
Promotora Médica Las Américas S.A.	93,586	104,874	86,135
Instituto de Cancerología S.A.	53,341	59,774	49,094
Laboratorio Médico Las Américas Ltda.	6,110	6,847	5,623
Clínica Portoazul S.A.	3,411	3,822	3,138
Oncomedica S.A.	54,884	61,503	50,514
Oncogenomics S.A.C.	200	200	200

Total trademarks	412,729	478,531	407,283

•	The customer relationship has been allocated to the Group’s CGUs net of amortization as follows:

In thousands of soles	2024	2023	2022
Hospital y Clínica OCA S.A. de C.V.	262,616	367,775	387,369
Promotora Médica Las Américas S.A.	4,606	6,444	6,346
Patología Oncológica S.A.C.	2,425	2,943	2,943
Oncogenomics S.A.C.	1,423	1,748	1,748

Total customer relationship	271,070	378,910	398,406

With regard to the assessment of value in use of the CGUs, Management performed a sensitivity analysis and considered that no reasonably possible change in any of the above key assumptions would cause the carrying value of the entities to materially exceed its recoverable amount evaluated at the end of each financial reporting year.

The following table shows the amount by which these two assumptions would need to change individually for the estimated recoverable amount to be equal to the carrying amount:

	After tax discount rate			Terminal value growth rate
	2024	2023	2022	2024	2023	2022
Radioncologia S.A.C.	27.2	25.1	16.5	(342.7)	Indet.	(14.3)
Laboratorio Cantella S.A.C.	78.2	92.0	115.1	Indet.	Indet.	Indet.
R&R Patólogos Asociados S.A.C.	61.5	23.9	68.1	Indet.	(470.4)	Indet.
Servimédicos S.A.C.	10.2	20.0	29.8	—	(41.9)	Indet.
Clínica Bellavista S.A.C.	15.3	27.5	12.6	(9.3)	Indet.	(3.3)
Patología Oncológica S.A.C.	9.4	32.6	66.8	1.3	Indet.	Indet.
Oncogenomics S.A.C.	9.7	31.8	19.7	0.5	Indet.	(27.9)
Promotora Médica Las Américas S.A.	12.9	13.02	Indet.	3.6	4.97	Indet.
Instituto de Cancerología S.A.	21.3	32.02	29.3	(30.1)	(115.57)	(131.4)
Laboratorio Médico Las Américas Ltda.	—	—	27.1	—	—	(141.0)
Oncomedica S.A.	14.7	15.60	12.7	0.2	1.15	0.9
Hospital y Clinica OCA S.A. de C.V.	15.7	16.40	15.5	(4.1)	(6.56)	(0.8)
Dentegra Seguros Dentales S.A	19.42	25.56	—	(13.3)	(45.64)	—

As of December 31, 2024, 2023 and 2022, no provision for impairment of goodwill has been recorded in the consolidated financial statements.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

13.	Leases

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the fiscal year ended December 31, 2024, 2023 and 2022:

		Right-of-use assets
In thousands of soles	Note	Lands	Buildings and facilities	Medical equipment and other	Vehicles	Furniture and fixture	Total
Balance at January 1, 2022		18,149	50,728	49,304	747	78	119,006
Additions of right-of-use assets (a)		—	1,495	34,672	450	—	36,617
Acquired through business combinations	1.C.iii	—	9,162	12,517	—	—	21,679
Transfers to property, furniture and equipment		—	—	(2,575)	—	—	(2,575)
Annual depreciation (c)		(91)	(9,870)	(11,534)	(228)	(3)	(21,726)
Write-off (b)		—	(1,199)	—	—	—	(1,199)
Exchange difference		—	(1,887)	(5,526)	(72)	—	(7,485)

Balance at December 31, 2022		18,058	48,429	76,858	897	75	144,317

Balance at January 1, 2023		18,058	48,429	76,858	897	75	144,317
Additions of right-of-use assets (a)		—	7,022	10,870	—	—	17,892
Transfers to property, furniture and equipment		—	—	(2,956)	—	—	(2,956)
Annual depreciation (c)		(91)	(11,246)	(14,982)	(255)	(3)	(26,577)
Write-off (b)		—	(459)	(458)	—	—	(917)
Exchange difference		—	1,686	5,856	85	—	7,627

Balance at December 31, 2023		17,967	45,432	75,188	727	72	139,386

Balance at January 1, 2024		17,967	45,432	75,188	727	72	139,386
Additions of right-of-use assets (a)		—	22,134	4,692	—	—	26,826
Transfers to property, furniture and equipment		—	—	(2,571)	—	—	(2,571)
Annual depreciation (c)		(91)	(12,633)	(14,679)	(230)	(3)	(27,636)
Write-off (b)		—	—	(79)	—	—	(79)
Exchange difference		—	(1,257)	(3,565)	(42)	—	(4,864)

Balance at December 31, 2024		17,876	53,676	58,986	455	69	131,062

(a)

In 2024, the additions of the Group mainly correspond to new lease agreements for use of commercial offices and equipment for medical use. The Group recognized S/ 26,826 thousand (S/ 17,892 thousand in 2023 and S/ 36,617 thousand in 2022) of right-of-use asset and lease liability.

(b)

In 2023, it corresponds mainly to the physical inventory of fixed assets of the Group with a cost of S/ 447 thousand and accumulated depreciation of S/ 355 thousand. In 2022, it corresponds mainly to lease agreements terminated by the Group.

(c)	The depreciation recognized in the consolidated statement of profit or loss and other comprehensive income includes:

In thousands of soles	Note	2024	2023	2022
Cost of sales and services	21	21,714	21,519	18,955
Selling expenses	21	22	13	12
Administrative expenses	21	5,900	5,045	2,759

		27,636	26,577	21,726

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

i.	Lease liabilities

Set out below are the carrying amounts of lease liabilities and the corresponding movements during the fiscal years ended December 31, 2024, 2023 and 2022:

In thousands of soles	Note	2024	2023	2022
Balance at January 1		158,045	162,922	140,583
Additions		26,837	18,233	36,617
Acquired through business combination	1.C.iii	—	—	21,551
Interest expense		12,855	13,465	11,824
Leases prepayment penalty		—	—	9
Payments		(45,593)	(42,530)	(34,758)
Penalty paid for leases prepayment		—	—	(9)
Lease contracts cancelled		—	(174)	(1,231)
Exchange difference		(4,256)	6,129	(11,664)

Balance at December 31		147,888	158,045	162,922

Current		32,459	31,867	28,084
Non-current		115,429	126,178	134,838

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

14.	Deferred Income Tax

As of December 31, this caption includes the following:

In thousands of soles	Balances as of January 1	Recorded in the profit or loss for the year	Exchange difference	Recorded in other comprehensive income	Balances as of December 31	Deferred tax assets	Deferred tax liabilities
2024
Tax losses	210,073	79,113	(18,666)	—	270,520	210,106	60,414
Loss for impairment of trade receivables	24,903	(40)	(1,357)	—	23,506	18,247	5,259
Provision for unpaid vacations and annual performance bonuses	18,122	(2,501)	(1,853)	—	13,768	13,768	—
Trade accounts payable	(217)	715	30	—	528	471	57
Derivative financial instruments	18,859	2,140	(2,644)	(1,744)	16,611	16,611	—
Provisions	3,860	(277)	(349)	—	3,234	92	3,142
Intangibles	(237,377)	14,431	35,019	—	(187,927)	42	(187,969)
Investments in associates and others	(22,120)	(1,138)	8,125	—	(15,133)	(10,420)	(4,713)
Loans and borrowings	38,452	(6,438)	(6,391)	—	25,623	21,136	4,487
Property, furniture and equipment	(361,819)	(3,787)	48,415	—	(317,191)	(16,940)	(300,251)
Others	(21,191)	60,489	(7,687)	—	31,611	(59,593)	91,204

Net tax	(328,455)	142,707	52,642	(1,744)	(134,850)	193,520	(328,370)

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

In thousands of soles	Balances as of January 1	Recorded in the profit or loss for the year	Exchange difference	Business combination	Recorded in other comprehensive income	Balances as of December 31	Deferred tax assets	Deferred tax liabilities
2023
Tax losses	157,569	35,273	16,453	778	—	210,073	150,579	59,494
Loss for impairment of trade receivables	16,609	6,568	1,726	—	—	24,903	14,527	10,376
Provision for unpaid vacations and annual performance bonuses	10,615	5,019	869	925	694	18,122	5,934	12,188
Trade accounts payable	735	(664)	11	(299)	—	(217)	315	(532)
Derivative financial instruments	13,444	9,573	841	—	(4,999)	18,859	6,247	12,612
Provisions	1,936	1,015	89	820	—	3,860	1,151	2,709
Intangibles	(243,440)	39,962	(32,875)	(1,024)	—	(237,377)	—	(237,377)
Investments in associates and others	(1,244)	(18,968)	(2,198)	290	—	(22,120)	(3,160)	(18,960)
Loans and borrowings	13,510	17,286	7,656	—	—	38,452	24,748	13,704
Property, furniture and equipment	(321,753)	(674)	(39,386)	(6)	—	(361,819)	(41,059)	(320,760)
Others	4,071	(23,494)	(1,768)	—	—	(21,191)	8,089	(29280)

Net tax	(347,948)	70,896	(48,582)	1,484	(4,305)	(328,455)	167,371	(495,826)

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

In thousands of soles	Balances as of January 1	Recorded in the profit or loss for the year	Exchange difference	Shareholder´s downstream merger	Business combination	Recorded in other comprehensive income	Balances as of December 31	Deferred tax assets	Deferred tax liabilities
2022
Tax losses	163,090	9,589	(15,159)	49	—	—	157,569	131,913	25,656
Loss for impairment of trade receivables	10,984	(2,350)	(1,663)	—	9,638	—	16,609	13,585	3,024
Provision for unpaid vacations and annual performance bonuses	4,164	823	(58)	—	5,686	—	10,615	3,153	7,462
Trade accounts payable	258	86	(4)	—	395	—	735	305	430
Derivative financial instruments	9,180	7,260	—	—	—	(2,996)	13,444	13,444	—
Provisions	807	(1,312)	8	—	2,433	—	1,936	1,651	285
Intangibles	(58,576)	1,443	17,626	—	(203,933)	—	(243,440)	—	(243,440)
Investments in associates and others	(1,729)	157	328	—	—	—	(1,244)	(1,244)	—
Loans and borrowings	(438)	19,044	(5,378)	—	282	—	13,510	(11,955)	25,465
Property, furniture and equipment	(73,456)	(6,231)	16,141	—	(258,207)	—	(321,753)	(33,407)	(288,346)
Others	5,613	(1,131)	(411)	—	—	—	4,071	4,766	(695)

Net tax	59,897	27,378	11,430	49	(443,706)	(2,996)	(347,948)	122,211	(470,159)

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

15.	Loans and Borrowings

As of December 31, 2024, 2023 and 2022, the terms and conditions of outstanding obligations are the following:

					Outstanding balances
					2024		2023		2022
In thousands of soles	Type of obligation	Maturity	Interest rate	Currency	Face value	Carrying amount	Face value	Carrying amount	Face value	Carrying amount
Entity
Banco Davivienda	Bank loan			COP
		2025	45.930%		5	5	5	5	—	—
	Government guaranteed loan	2025	IBR + 1.500%		1,442	1,357	5,170	4,507	8,503	6,944
		2029	IBR + 1.500%		701	667	1,959	1,734	2,549	2,201
		2025	IBR + 5.550%		11,842	8,721	17,167	11,108	15,929	9,601
			IBR + 3.500%		1,516	1,435	4,079	3,546	5,478	4,497
		2027	IBR + 3.750%		13,299	11,633	24,286	19,086	26,510	19,789
		2028	IBR + 6.800%		11,791	8,958	18,498	12,568	—	—
		2025	IBR + 5.200%		2,272	2,194	—	—	—	—
			IBR + 4.700%		1,120	1,072	—	—	—	—
	Bank loan		IBR + 4.500%		2,920	2,735	—	—	—	—
			IBR + 3.500%		2,392	2,142	—	—	—	—
			IBR + 4.600%		836	787	—	—	—	—
					2,764	2,574	—	—	—	—
		2026	IBR + 3.500%		1,511	1,402	—	—	—	—
					1,302	1,196	—	—	—	—
Banco de Bogotá	Bank loan	2025	IBR + 7.000%	COP	2,350	2,024	1,300	1,228	—	—
		2026	IBR + 5.500%		6,710	5,935	13,884	11,181	—	—
		2025	46.230%		20	20	2	2	15	15
					8	8	3	3	4	4
			IBR + 2.200%		—	—	—	—	11,289	11,032
			IBR + 1.680%		544	530	—	—	—	—
			IBR + 4.000%		—	—	183	175	1,345	1,289
Banco de Occidente	Bank loan	2024	38.520%		—	—	3	3	4	4
		2025	IBR + 1,620%		285	280	—	—	—	—
			IBR + 2.330%		220	216	—	—	—	—
			IBR + 2,970%		2,362	2,086	—	—	—	—
		2024	IBR + 3,730%		—	—	3,921	3,350	—	—
		2028	IBR + 4.990%		2,141	1,631	3,317	2,328	—	—

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

					Outstanding balances
					2024		2023		2022
In thousands of soles	Type of obligation	Maturity	Interest rate	Currency	Face value	Carrying amount	Face value	Carrying amount	Face value	Carrying amount
Bancolombia		2025	46.210%	COP	24	24	6	6	26	26
					—	—	3	3	3	3
					2	2	10	10	3	3
					5	5	2	2	3	3
			2.910%		—	—	—	—	265	263
			IBR + 4.210%		—	—	—	—	2,257	2,029
			IBR + 4.620%		—	—	—	—	2,450	2,189
			IBR+ 5.520%		—	—	—	—	2,746	2,437
		2026	DTF+ 3.010%		—	—	—	—	2,311	2,094
	Bank loan	2033	IBR + 3.2 0%		2,847	2,727	—	—	—	—
			IBR + 6.400%		8,819	4,753	11,599	5,936	—	—
		2026	IBR + 2.920%		4,599	4,277	—	—	—	—
		2025	IBR + 2.900%		4,391	4,304	—	—	—	—
			IBR + 3,300%		5,149	4,720	—	—	—	—
			IBR + 2.024%		2,807	2,732	—	—	—	—
		2024	IBR + 6.430%		—	—	9,057	7,952	—	—
		2025	39.640%		3	3	1	1	—	—
			IBR + 6.672%		—	—	6,017	5,272	—	—
		2025	IBR + 7.040%		—	—	6,130	4,854	—	—
		2024	IBR + 6.600%		—	—	1,576	1,483	—	—
		2026	DTF+3.010%		1,264	1,086	2,353	1,883	—	—
		2025	33.08%		2	2	—	—	—	—
	Other financing	2033	DTF+3.950%		75,582	36,437	93,317	42,390	47,569	33,616
Banco Citibank Colombia	Bank loan	2023	12.310%	COP	—	—	—	—	11,323	10,686
			15.080%		—	—	—	—	10,693	9,953
		2025	15.320%		32,823	30,812	12,841	11,964	—	—
			15.370%		10,641	10,641	35,979	34,119	—	—
			14.630%		11,352	10,630	12,521	11,793	—	—
					12,380	11,626	—	—	—	—
			12.600%		18,521	17,457	13,963	13,049	—	—
Itaú Corpbanca Colombia S.A.	Bank loan	2025	45.240%	COP	9	9	75	75	55	55
		2024	8.640%		—	—	4,197	3,862	3,434	3,158
			IBR + 3.650%		—	—	—	—	17,111	16,008
		2035	IBR + 3,490%		56,151	44,747	66,588	51,449	57,098	42,224
Boston Scientific Colombia lt		2028	10.780%		1,574	1,279	2,139	1,646	2,045	1,425
JP Morgan Bank		2023	SOFR + 4.000%	US$	—	—	—	—	214,827	212,263
Banco de Crédito del Perú	Bank loan	2024	9.700%	S/	—	—	13,106	12,648	—	—
			6.930%	US$	—	—	15,367	15,301	—	—
		2023	8.480%	US$	—	—	—	—	14,932	14,565
		2025	7.850%	US$	15,368	15,124	—	—	—	—
			7.200%	S/	16,274	16,025	—	—	—	—
	Government guaranteed loan	2023	0.890%	S/	—	—	—	—	45	38
			1.990%		—	—	—	—	61	53

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

					Outstanding balances
					2024		2023		2022
In thousands of soles	Type of obligation	Maturity	Interest rate	Currency	Face value	Carrying amount	Face value	Carrying amount	Face value	Carrying amount
Scotiabank Perú S.A.A.	Bank loan	2024	8.500%	S/	—	—	61,700	60,307	—	—
			8.700%		—	—	41,126	40,126	—	—
		2023	4.200%	US$	—	—	—	—	105,541	102,232
	Other financing	2027	6.300%	S/	60,472	52,804	73,234	61,694	85,995	70,054
	Bank loan	2025	5.900%		20,374	20,137	—	—	—	—
			6.000%		20,392	20,270	—	—	—	—
			6.230%		40,814	40,711	—	—	—	—
			5.950%		20,389	20,203	—	—	—	—
Banco BBVA Continental	Bank loan	2024	7.500%		—	—	—	—	19,293	19,285
		2025	6.500%		20,620	20,246	—	—	—	—
			8.200%		9,570	9,524	—	—	—	—
			6.530%		9,289	9,065	—	—	—	—
			6.950%	US$	—	—	9,605	9,578	—	—
Banco ITAU		2024	4.850%	US$	—	—	—	—	72,141	71,196
Banco Interamericano de Finanzas			6.000%		—	—	—	—	15,586	15,558
			8.450%	S/	—	—	9,376	9,201	—	—
			7.610%	US$	—	—	7,520	7,464	—	—
			8.150%	S/	—	—	5,204	5,094	—	—
			8.300%		—	—	8,530	8,373	—	—
			7.200%		—	—	—	—	15,647	15,356
		2025	6.650%	S/	8,262	8,212	—	—	—	—
			6.200%		10,718	10,566	—	—	—	—
Banco Internacional del Perú S.A.A.		2024	7.750%	US$	—	—	7,714	7,656	—	—
			7.380%		—	—	7,700	7,670	—	—
			6.000%		—	—	—	—	15,598	15,366
			6.830%	S/	8,269	8,252	—	—	—	—
	Bank loan	2025	5.950%		8,196	8,081	—	—	—	—
Banco Pichincha		2024	7.350%		—	—	29,851	29,650	20,470	20,381
		2025	6.100%		14,209	14,174	—	—	—	—
			5.900%		16,222	16,054	—	—	—	—
Banco Citibank		2024	6.400%	US$	—	—	—	—	32,326	31,913
			5.790%		—	—	—	—	18,471	18,382
			10.060%	S/	—	—	31,383	30,285	—	—
			9.650%		—	—	—	—	9,120	8,950
		2025	8.800%		20,776	20,517	—	—	—	—
			8.380%	US$	39,121	37,818	—	—	—	—

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

					Outstanding balances
					2024		2023		2022
In thousands of soles	Type of obligation	Maturity	Interest rate	Currency	Face value	Carrying amount	Face value	Carrying amount	Face value	Carrying amount
Banco GNB	Bank loan	2025	5.900%	S/	9,683	9,559
Banco Santander México, HSBC Mexico, Multiva and Genaro Levinson Marcovich	Loan	2023	TIIE+ 6.50%	MXN	—	—	—	—	1,605,436	1,392,127
BBVA Bancomer	Bank loan		TIIE+0.900%		—	—	—	—	14,768	13,754
Secured bonds issues	Senior notes	2025	6.500%	US$	—	—	237,560	210,837	1,369,470	1,145,626
		2029	10.000%		1,757,784	1,187,816	1,503,087	942,766	—	—
Banco Santander México, HSBC and Citibank	Bank loan	2028	SOFR+4.875%	US$	608,680	462,665	642,769	454,486	—	—
			TIIE+4.500%	MXN	1,816,554	1,221,939	1,839,540	1,125,742	—	—
			SOFR+4.875%	US$	143,341	109,120	640,706	454,131	—	—
HSBC México	Bank loan	2025	12.430%	MXN	33,873	33,011	—	—	—	—

Total					5,048,548	3,619,774	5,557,229	3,761,582	3,860,745	3,348,647

Current						654,233	—	385,300	—	2,040,980

Non-current						2,965,541	—	3,376,282	—	1,307,667

DTF: Term deposit rate

IBR: Bank reference indicator

TIIE: Interbank equilibrium interest rate

SOFR: Secured Overnight Financing Rate

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

(a)	Bank loans with covenants

Senior Notes

On November 20, 2020, Auna S.A. successfully issued US$ 300 million in senior notes in the international market, under Rule 144A and Regulation S of the United States Securities Act of 1933, for a maturity of 5 years with an annual interest rate of 6.50 percent.

The amount collected from senior notes issued was used to pay the existing financial debt, re-profile the current and non-current liabilities and finance future investments in fixed assets.

As of December 31, 2022, the senior notes have qualitative and quantitative covenants calculated based on the Group’s consolidated financial statements.

Since November 20, 2020 (the “Issue Date”), the Group has to comply with the following covenants when planning to incur new indebtedness:

•

The Net Leverage Ratio for the Issuer and its Restricted Subsidiaries on a consolidated basis is less than (i) 5:00 to 1:00, if such Incurrence of Indebtedness occurs before the first anniversary of the Issue Date; (ii) 4:50 to 1:00, if such Incurrence of Indebtedness occurs on or after the first anniversary of the Issue Date but before the second anniversary of the Issue Date; (iii) 4:25 to 1:00, if such Incurrence of Indebtedness occurs on or after the second anniversary of the Issue Date but before the third anniversary of the Issue Date and (iv) 3.75 to 1.00, if such Incurrence of Indebtedness occurs on or after the third anniversary of the Issue Date; and

•	The Interest Coverage Ratio for the Issuer and its Restricted Subsidiaries on a consolidated basis is at least 2.25 to 1.00.

On December 18, 2023, the Group issued US$ 253.0 million aggregate principal amount of the 2029 Notes in exchange for US$ 243.4 million aggregate principal amount of 2025 Senior Notes, which were paid upon the Exchange. The Group did not receive any cash proceeds from the issuance of the 2029 Senior Notes. The new senior notes have an interest rate of 10.00% per year, payable semiannually and due on December 18, 2029. Following the closing of the Exchange, US$ 56.6 million aggregate principal amount of 2025 Senior Notes did not accept the exchange and its terms remain unchanged. The transaction costs incurred in relation to the exchange amounted to S/ 62,193 thousand (equivalent to US$ 16,571 thousand) (note 24).

As a result of the aforementioned exchange, since December 18, 2023 (the “Issue Date”), the Group has to comply with the following covenants when planning to incur new indebtedness:

•

The Net Leverage Ratio for the Issuer and its Restricted Subsidiaries on a consolidated basis is less than (i) 4:75 to 1:00, if such Incurrence of Indebtedness occurs before the first anniversary of the Issue Date; (ii) 4:25 to 1:00, if such Incurrence of Indebtedness occurs on or after the first anniversary of the Issue Date but before the second anniversary of the Issue Date; and (iii) 3.75 to 1.00, if such Incurrence of Indebtedness occurs on or after the second anniversary of the Issue Date; and

•

The Interest Coverage Ratio for the Issuer and its Restricted Subsidiaries on a consolidated basis is at least i) 1.50 to 1.00, if such Incurrence of Indebtedness occurs on or before September 30, 2024; (ii) 1:75 to 1:00, if such Incurrence of Indebtedness occurs on or before September 30, 2025; and (iii) 2.25 to 1.00, if such Incurrence of Indebtedness occurs after September 30, 2025

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

On December 18, 2024, the Group issued US$ 57.8 million aggregate principal amount of the 2029 Notes in exchange for US$ 56.6 million aggregate principal amount of 2025 Senior Notes, which were paid upon. The Group received cash proceeds from the issuance of the 2029 Senior Notes to S/ 11,047 thousand (equivalent to US$ 2,949 thousand). The new senior notes have an interest rate of 10.00% per year, payable semiannually and due on December 18, 2029.The transaction costs incurred in relation to the exchange amounted to S/ 5,595 thousand (equivalent to US$ 1,494 thousand) (note 24).

As of December 31, 2024, the Group is in compliance with the covenants above indicated.

JPMorgan Bank

On April 20, 2022, the Group signed a loan agreement with JPMorgan Chase Bank, S.A. (hereinafter, “JPMorgan”) through the subsidiary Auna Colombia for an amount of S/ 205,628 thousand (equivalent to US$ 55,500 thousand). Such a loan matures in April 2023 and bears interest at the SOFR rate + 400 bps (1-3 months), 450 bps (4-6 months), 500 bps (7-9 months) and 600 bps (10-12 months).

The loan was used to acquire the shares of Oncomedica S.A. (note 1.C.ii). The transaction costs incurred in relation to the loan amounted to S/ 6,545 thousand (equivalent to US$ 1,709 thousand) and are presented net of debt and amortized using the effective interest rate method.

This agreement has quantitative covenants calculated based on the consolidated financial statements of Auna S.A. and its subsidiaries. On September 30, 2022, the Group signed an addendum with JPMorgan Bank and updated the quantitative covenants. As of December 31, 2022, the Group complies with the quantitative terms of the following covenants:

•

The consolidated leverage ratio is less than (i) 5.50 to 1.00 for the quarter ending September 30, 2022, (ii) 5.00 to 1.00 for the quarter ending December 31, 2022 and (iii) 4.75 to 1.00 for the quarter ending March 31, 2023.

•	The consolidated interest coverage ratio is at least 2.25 to 1.00 for the end of each quarter.

In April 2023, the loan was paid and did not generate penalties.

Banco Santander México, HSBC México, Multiva and Genaro Levinson Marcovich

On September 30, 2022, the Group signed a loan agreement with Banco Santander, HSBC México and Genaro Levinson Marcovich through its subsidiaries Grupo Salud Auna México, S.A. de C.V, Hospital y Clínica OCA, S.A. de C.V. and DRJ Inmuebles, S.A. de C.V. for an amount of S/ 1,338,927 thousand. The loan amounted to S/ 1,338,927 thousand and matured in October 2023, and was used to acquire the shares of Hospital y Clínica OCA, S.A. de C.V., DRJ Inmuebles, S.A. de C.V., Inmuebles JRD 2000, S.A. de C.V. and Tovleja HG, S.A. The transaction costs incurred in relation to the loan amounted to S/ 46,118 thousand and are presented net of debt and amortized using the effective interest rate method.

This agreement had quantitative covenants calculated based on the consolidated financial statements of Auna S.A. and its subsidiaries. As of December 31, 2022, the Group complied with the quantitative terms of the following covenants:

The consolidated leverage ratio is less than (i) 5.00 to 1.00 for the quarter ending December 31, 2022 and (ii) 4.75 to 1.00 for the quarter ending March 31, 2023 and as of the end of each fiscal quarter thereafter.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

The consolidated interest coverage ratio is at least 2.25 to 1.00 for the end of each quarter.

As of December 31, 2022, the Group was in compliance with the covenants above indicated.

On April 11, 2023, this loan was pre-paid by the Group with the resources obtained from the Notes Purchase Agreement. As a result of prepayment, the Group recorded a write-off of the remaining debt issuance costs of S/ 19,434 thousand. These expenses are presented in “finance costs” as interest expenses in the consolidated statement of profit or loss and other comprehensive income (note 24).

Notes Purchase Agreement

On April 11, 2023, the Group signed a Notes Purchase Agreement through Auna S.A. and the subsidiary Grupo Salud Auna México, S.A. de C.V. for an amount of S/ 1,920,456 thousand (equivalent to US$ 505,000 thousand). The transaction costs incurred in relation to the loan amounted to S/ 64,370 thousand (equivalent to US$ 17,202 thousand) and are presented net of debt.

The loan was used to pay existing financial debt and reshape the current and non-current liabilities.

This agreement has quantitative covenants calculated based on the consolidated financial statements of Auna S.A. and its subsidiaries. As of September 30, 2023, the Group complies with the quantitative terms of the following covenants:

•

The consolidated leverage ratio to be less than (i) 5.25:1.0 as of December 31, 2022, March 31, 2023, June 30, 2023 and September 30, 2023, (ii) 4.75:1.00 as of December 31, 2023, March 31, 2024, June 30, 2024 and September 30, 2024 and (iii) 4.25:1.00 as of December 31, 2024, and as of the end of each fiscal quarter thereafter, in each case calculated for the period of four fiscal quarters ending on each such date.

•

The consolidated interest coverage ratio is at least (i) 1.50:1.0 as of the end of each fiscal quarter of the fiscal year ending on December 31, 2023, (ii) 1.75:1.00 as of the end of each fiscal quarter of the fiscal year ending on December 31, 2024 and (iii) 2.25:1.00 as of the end of each fiscal quarter of the fiscal year ending on December 31, 2025, and as of the end of each fiscal quarter thereafter, in each case calculated for the period of four fiscal quarters ending on each such date.

•

The minimum net worth shall not permit, as of the end of each fiscal quarter, that the total assets minus the total liabilities of any subsidiary of Auna Colombia S.A.S. that is an “institución prestadora de servicios de salud” to be less than 50% of the paid-in capital of such subsidiary.

On December 18, 2023, the loan amounting to S/ 1,920,456 thousand and maturing in April 2028 was pre-paid by the Group with the resources obtained from the Term Loan. As a result of prepayment, the Group recorded a penalty of S/ 53,285 thousand and recorded a write-off of the remaining debt issuance costs of S/ 56,969. These expenses are presented in “finance costs” in the consolidated statement of profit or loss and other comprehensive income (note 24).

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

Term Loan

On December 18, 2023, the Group signed a Term Loan through Auna S.A. and the subsidiary Grupo Salud Auna México, S.A. de C.V. for an amount of S/ 1,617,116 thousand (equivalent to US$ 250,000 thousand and MXN 5,230,440 thousand). The transaction costs incurred in relation to the loan amounted to S/ 48,837 thousand (equivalent to US$ 12,889 thousand) and are presented net of debt.

The loan was used to pay existing financial debt and reshape the current and non-current liabilities.

This agreement has quantitative covenants calculated based on the consolidated financial statements of Auna S.A. and its subsidiaries. As of December 31, 2023, the Group complies with the quantitative terms of the following covenants:

•

The consolidated leverage ratio is less than (i) 4.75:1.00 for the fiscal quarters ending December 31, 2023, March 31, 2024, June 30, 2024 and September 30, 2024, (ii) 4.25:1.00 for the fiscal quarters ending December 31, 2024, March 31, 2025, June 30, 2025 and September 30, 2025, (iii) 3.75:1.00 for the fiscal quarters ending December 31, 2025, March 31, 2026, June 30, 2026 and September 30, 2026 and (iv) 3.25:1.00 for the fiscal quarter ending December 31, 2026 and as of the end of each fiscal quarter thereafter.

•

The consolidated interest coverage ratio is greater than (i) 1.50:1.00 for the fiscal quarters ending December 31, 2023, March 31, 2024, June 30, 2024 and September 30, 2024, (ii) 1.75:1.00 for the fiscal quarters ending December 31, 2024, March 31, 2025, June 30, 2025 and September 30, 2025 and (iii) 2.25:1.00 for the fiscal quarter ending December 31, 2025 and as of the end of each fiscal quarter thereafter.

In March 2024, the Group completed a syndication process for US$ 550 million with the participation of Banco Santander México, HSBC, and Citibank as “Joint Lead Arrangers and Joint Bookrunners” and a group of banks as lenders.

As of December 31, 2024, the Group is in compliance with the covenants above indicated.

Other financing with Scotiabank Perú S.A.A.

This corresponds to a financing agreement with Scotiabank for a credit line of S/ 70 million maturing in February 2027, and which is used for the construction of the ongoing project “Clínica Chiclayo”. In October 2021, the credit line extended to S/ 77 million. As of December 31, 2024, the credit line used net of the transaction cost amounted to S/ 52,804 thousand (S/ 61,694 thousand as of December 31, 2023 and S/ 70,054 thousand as of December 31, 2022). In the month of November 2020, the modifications of compliance with the agreements were approved as indicated below:

•	Maintain a debt service ratio equal to or greater than 1.2x.

•

Maintain a consolidated leverage ratio, defined as the ratio of our net debt / EBITDA, less than or equal to 5.00x between December 1, 2020 and December 1, 2021, 4.5x between December 1, 2021 and December 1, 2022, 4.25x between December 1, 2022 and December 1, 2023 and 3.75x from December 1, 2023 onwards.

•	Maintain an interest coverage ratio equal to or greater than 2.25x from December 1, 2020 onwards.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

On June 30, 2021, the Group signed an addendum with Scotiabank replacing the compliance of the covenants aforementioned as indicated below:

•	Maintain a debt service ratio equal to or greater than 1.2x.

As of December 31, 2024, the Group is in compliance with the covenants above indicated.

The Group expects to comply with the quarterly covenants for at least 12 months after the reporting date.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

(b)	Reconciliation of movement in liabilities to cash flows arising from financing activities:

In thousands of soles	Financial loan	Deferred income	Lease liabilities	Derivatives premiums payable	Accounts payable related with exchange	Share capital/ premium	Retained earnings (losses)	Translation reserve	Merge reserve	Non- controlling interest	Total
Balance as of January 1, 2024	3,761,582	619	158,045	157,896	21,735	8,820	(366,899)	140,066	1,626,411	311,281	5,819,556
Changes in cash flows from financing
Proceeds from issuance of common stock in initial public offering, net of issuance costs	—	—	—	—	—	1,267,794	—	—	—	—	1,267,794
Payments of initial public offering costs	—	—	—	—	—	(15,908)	—	—	—	—	(15,908)
Proceeds from loans and borrowings	1,239,486	—	—	—	—	—	—	—	—	—	1,239,486
Payment for borrowings from financial obligations	(1,125,622)	—	—	—	—	—	—	—	—	—	(1,125,622)
Payment for costs of Extinguishment of debt	—	—	—	—	(16,607)	—	—	—	—	—	(16,607)
Payment of lease liabilities	—	—	(45,593)	—	—	—	—	—	—	—	(45,593)
Trust funds	—	—	—	—	—	—	—	—	—	—	—
Interest paid	(450,982)	—	—	—	—	—	—	—	—	—	(450,982)
Penalty paid for debt prepayment	—	—	—	—	—	—	—	—	—	—	—
Acquisition of non-controlling interest	—	—	—	—	—	—	—	18,909	(1,076,628)	(159,910)	(1,217,629)
Dividends paid	—	—	—	—	—	—	—	—	—	—	—
Payment for derivatives premiums	—	—	—	(50,705)	—	—	—	—	—	—	(50,705)

Total changes from financing cash flows	(337,118)	—	(45,593)	(50,705)	(16,607)	1,251,886	—	18,909	(1,076,628)	(159,910)	(415,766)

Effect of changes in foreign exchange rates	(268,512)	(48)	(4,256)	(4,201)	—	—	—	(391,745)	—	—	(668,762)

Changes arising from obtaining control of new subsidiaries	—	—	—	—	—	—	—	—	—	—	—

Changes in fair value	—	—	—	—	—	—	—	—	—	—	—
Total equity-related other changes	—	—	—	—	—	(34,733)	93,366	—	125,106	(5,647)	178,092

Other changes
Assets acquired through new leases	—	—	26,837	—	—	—	—	—	—	—	26,837
Acquisition of derivative with premiums financing	—	—	—	60,957	—	—	—	—	—	—	60,957
Lease contracts cancelled	—	—	—	—	—	—	—	—	—	—	—
Debt exchange	5,595	—	—	—	—	—	—	—	—	—	5,595
Interest expense	459,157	(256)	12,855	7,451	—	—	—	—	—	—	479,207
Transaction costs related to loans and borrowings	(930)	—	—	—	—	—	—	—	—	—	(930)
Unwind of derivative financial instruments net of premiums payable	—	—	—	(85,549)	—	—	—	—	—	—	(85,549)

Balance as of December 31, 2024	3,619,774	315	147,888	85,849	5,128	1,225,973	(273,533)	(232,770)	674,889	145,724	5,399,237

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

In thousands of soles	Financial loan	Deferred income	Lease liabilities	Derivatives premiums payable	Trust funds	Share capital/ premium	Retained earnings (losses)	Merge reserve	Non-controlling interest	Total
Balance as of January 1, 2023	3,348,647	880	162,922	75,375	(96,674)	622,592	(90,982)	699,333	493,082	5,215,175
Changes in cash flows from financing
Proceeds from loans and borrowings	4,871,380	—	—	—	—	—	—	—	—	4,871,380
Payment for borrowings from financial obligations	(4,520,827)	—	—	—	—	—	—	—	—	(4,520,827)
Payment of lease liabilities	—	—	(42,530)	—	—	—	—	—	—	(42,530)
Trust funds	—	—	—	—	94,539	—	—	—	—	94,539
Interest paid	(566,774)	—	—	—	—	—	—	—	—	(566,774)
Penalty paid for debt prepayment	(53,285)	—	—	—	—	—	—	—	—	(53,285)
Contributions from non-controlling shareholder	—	—	—	—	—	—	—	(1,016)	1,032	16
Dividends paid	—	—	—	—	—	—	—	—	(6,841)	(6,841)
Payment for derivatives premiums	—	—	—	(51,141)	—	—	—	—	—	(51,141)

Total changes from financing cash flows	(269,506)	—	(42,530)	(51,141)	94,539	—	—	(1,016)	(5,809)	(275,463)

Effect of changes in foreign exchange rates	81,760	(7)	6,129	5,237	3,172	—	—	—	—	96,291

Changes arising from obtaining control of new subsidiaries	—	—	—	—	—	—	—	—	—	—

Changes in fair value	—	—	—	—	—	—	—	—	—	—
Total equity-related other changes	—	—	—	—	—	(613,772)	(275,917)	928,094	(175,992)	(137,587)

Other changes
Assets acquired through new leases	—	—	18,233	—	—	—	—	—	—	18,233
Acquisition of derivative with premiums financing	—	—	—	124,349	—	—	—	—	—	124,349
Lease contracts cancelled	—	—	(174)	—	—	—	—	—	—	(174)
Debt exchange	40,581	—	—	—	—	—	—	—	—	40,581
Interest expense	507,198	(254)	13,465	4,076	(1,037)	—	—	—	—	523,448
Transaction costs related to loans and borrowings	(383)	—	—	—	—	—	—	—	—	(383)
Financial debt prepayment penalty	53,285	—	—	—	—	—	—	—	—	53,285

Balance as of December 31, 2023	3,761,582	619	158,045	157,896	—	8,820	(366,899)	1,626,411	311,281	5,657,755

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

In thousands of soles	Financial loan	Deferred income	Lease liabilities	Derivatives premiums payable	Share capital/ premium	Retained earnings (losses)	Merge reserve	Non- controlling interest	Total
Balance as of January 1, 2022	1,352,444	692	140,583	50,366	622,592	(45,490)	(79,764)	50,094	2,091,517
Changes in cash flows from financing
Proceeds from contributions from non-controlling shareholder	—	—	—	—	—	—	960,679	391,931	1,352,610
Proceeds from loans and borrowings	2,287,819	—	—	—	—	—	—	—	2,287,819
Payment for borrowings from financial obligations	(340,113)	—	—	—	—	—	—	—	(340,113)
Payment of lease liabilities	—	—	(34,758)	—	—	—	—	—	(34,758)
Interest paid	(108,303)	—	—	—	—	—	—	—	(108,303)
Penalty paid for debt prepayment	—	—	(9)	—	—	—	—	—	(9)
Payment for derivatives premiums	—	—	—	(26,461)	—	—	—	—	(26,461)

Total changes from financing cash flows	1,839,403	—	(34,767)	(26,461)	—	—	960,679	391,931	3,130,785

Effect of changes in foreign exchange rates	(99,192)	(128)	(11,664)	—	—	—	—	—	(110,984)

Changes arising from obtaining control of new subsidiaries	62,270	—	21,551	—	—	—	(161,915)	73,901	(4,193)

Changes in fair value	(620)	620	—	—	—	—	—	—	—
Total equity-related other changes	—	—	—	—	—	(95,872)	(9,216)	(33,586)	(138,674)

Other changes
Assets acquired through new leases	—	—	36,617	—	—	—	—	—	36,617
Acquisition of derivative with premiums financing	—	—	—	49,476	—	—	—	—	49,476
Lease contracts cancelled	—	—	(1,231)	—	—	—	—	—	(1,231)
Interest expense	194,363	(304)	11,824	1,994	—	—	—	—	207,877
Transaction costs related to loans and borrowings	(21)	—	—	—	—	—	—	—	(21)
Financial debt prepayment penalty	—	—	9	—	—	—	—	—	9

Balance as of December 31, 2022	3,348,647	880	162,922	75,375	622,592	(141,362)	709,784	482,340	5,261,178

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

16.	Trade Accounts Payable

As of December 31, the trade accounts payable of the Group are stated in the following currencies:

In thousands of soles	2024	2023	2022
Soles	300,068	219,546	199,582
U.S. dollars	73,537	62,786	31,217
COP	438,871	408,018	233,627
Euros	—	461	—
MXN	121,530	62,444	48,234

	934,006	753,255	512,660

Current	931,265	749,349	512,587

Non-current	2,741	3,906	73

Trade accounts payable are mainly related to the acquisition of supplies, materials and services for the Group’s performance. These accounts payable have current maturity and do not bear interest and generally have payment terms of 108 days, 78 days and 170 days in the subsidiaries located in Peru, Mexico and Colombia, respectively, including the supplier finance arrangement of the Group.

As of December 31, 2024, 2023 and 2022, they include: (i) medical fees payable by the Peruvian, Colombian and Mexican subsidiaries amounting to S/ 46,364 thousand, S/ 28,652 thousand and S/ 23,840 thousand, respectively, and (ii) contract liabilities related to the advance consideration received from patients for healthcare services, for which revenue is recognized over time amounting to S/ 23,800 thousand, S/ 17,291 thousand and S/ 14,222 thousand, respectively. They are stated in soles, COP and MXN and have current maturity.

Likewise, the Group participates in a supplier finance arrangement under which its suppliers may elect to receive early payment of their invoices from a bank by factoring their receivables from the Group. Under the arrangement, a bank agrees to pay amounts to a participating supplier in respect of invoices owed by the Group and receives settlement from the Group later. The principal purpose of this program is to facilitate efficient payment processing and provide the willing suppliers early payment terms, compared with the related invoice payment due date. The Group has not derecognized the original trade payables relating to the arrangement because neither a legal release was obtained nor was the original liability substantially modified on entering into the arrangement. From the Group’s perspective, the arrangement does not significantly extend payment terms beyond the normal terms agreed with other suppliers that are not participating. All payables under the arrangement are classified as current as at 31 December 2024, 2023 and 2022. As of December 31, 2024, December 31, 2023 and December 31, 2022, the amounts related to supplier factoring facility are S/ 155,887 thousand, S/ 107,996 thousand and S/ 64,789 thousand, respectively. The payments to the bank are included within operating cash flows because they continue to be part of the normal operating cycle of the Group and their principal nature remains operating – i.e., payments for the purchase of goods and services. The payments to a supplier by the bank are considered non-cash transactions and amounted to S/ 477,849 thousand, S/ 306,660 thousand and S/ 281,788 thousand at December 31, 2024, December 31, 2023 and December 31, 2022, respectively.

As of December 31, 2024, 2023 and 2022 the non-current portion corresponds to payments agreements with suppliers of the Colombian subsidiaries with maturities between 12 and 36 months.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

17.	Other Accounts Payable

As of December 31, this caption includes the following:

In thousands of soles	Note	2024	2023	2022
Current
Employee benefits (c)		108,344	120,826	62,960
Taxes payable		100,490	97,323	24,197
Derivatives Fx premiums and accounts payable for “unwind” (b)		30,512	65,377	29,223
Constructions in progress and medical equipment payable		5,150	3,421	3,794
Deposits in guarantee		1,259	1,083	1,942
Commissions payable (a)		3,682	2,755	2,998
Contingent consideration (d)	1.C.iii	—	64,008	69,470
Account payables to former shareholder (d)	1.C.ii, iii	19,832	85,265	—
Other accounts payable (e)		20,294	23,542	21,579

		289,563	463,600	216,163

Non-current
Employee benefits (c)		5,724	6,977	3,957
Derivatives Fx premiums and accounts payable for “unwind” (b)		55,337	92,519	46,152
Put liability	1.C.iii	—	121,636	136,938
Account payables to former shareholder	1.C.ii,iii	12,089	—	90,134

		73,150	221,132	277,181

(a)	Corresponds to the sales commissions payable for the sales of corporate and individual oncologic healthcare plans.
(b)	Derivatives premiums financing

As of December 31, 2024, 2023 and 2022, the balance corresponds to the liabilities payable of the premiums of the “Call Spread and Single Call” agreements with semi-annual equal payments (note 8).

In thousands of soles	Maturity	Currency of origin	Annual nominal interest rate	Current portion	Non-current portion	December 31, 2024
Citibank	2025	S/	1.67%	2,983	—	2,983
Citibank	2028	S/	1.30%	102	260	362
Citibank	2026	S/	1.67%	3,459	3,535	6,994
Citibank	2028	S/	1.30%	2,490	6,348	8,838
Deutsche Bank	2029	S/	10.88%	19,058	43,972	63,030
Santander Bank	2026	S/	2.53%	2,420	1,222	3,642

				30,512	55,337	85,849

In thousands of soles	Maturity	Currency of origin	Annual nominal interest rate	Current portion	Non-current portion	December 31, 2023
Citibank	2025	S/	1.67%	18,259	18,907	37,166
Citibank	2028	S/	1.30%	2,493	8,814	11,307
Citibank	2026	S/	1.67%	3,416	6,983	10,399
Citibank	2028	S/	1.30%	102	361	463
Citibank	2024	S/	0.72%	3,460	—	3,460
Santander Bank	2026	S/	2.53%	37,647	57,454	95,101

				65,377	92,519	157,896

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

In thousands of soles	Maturity	Currency of origin	Annual nominal interest rate	Current portion	Non-current portion	December 31, 2022
Goldman Sachs Bank	2023	S/	3.52%	18,198	—	18,198
Citibank	2025	S/	1.67%	—	35,767	35,767
Citibank	2026	S/	1.67%	3,413	10,385	13,798

				21,611	46,152	67,763

Accounts payable for novation of the old derivatives.

As of December 31, 2022, the outstanding balance corresponds to the liabilities payable to Goldman Sachs Bank as a consequence of the transfer for novation of the old derivatives call spread and swaps agreements with semi-annual equal payments (note 8).

In thousands of soles	Maturity	Currency of origin	Annual nominal interest rate	Current portion	Non-current portion	December 31, 2022
Goldman Sachs Bank	2023	S/	3.52%	7,612	—	7,612

				7,612	—	7,612

(c)

Corresponds to compensation and other short-term benefits payable to personnel of S/ 106,762 thousand (S/ 116,395 thousand and S/ 61,657 thousand for December 31, 2023 and 2022, respectively). Also, includes a defined benefit liability of Mexican subsidiaries as of December 31, 2024 amounted to S/ 7,306 thousand (S/ 8,907 thousand and S/ 5,260 thousand for December 31, 2023 and December 31, 2022, respectively). There are no plan assets.

The following table shows a reconciliation from the opening balances to the closing balances for the defined benefit liability and its components:

In thousands of soles	Note	Seniority premium	Retirement benefits	Total
2024
Balances as of January 1, 2024		8,907	—	8,907
Included in profit or loss
Current service cost		736	—	736
Cancellation retirement benefits		—	—	—
Interest cost		680	—	680
Benefits paid		(20)	—	(20)

		10,303	—	10,303

Included in OCI
Remeasurement of actuarial loss (gain) arising from:
Experience adjustment		(1,166)	—	(1,166)
Financial assumptions		(357)	—	(357)
Exchange difference		(1,474)	—	(1,474)

		(2,997)	—	(2,997)

Balance at December 31, 2024		7,306	—	7,306

Current				1,582

Non-current				5,724

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

In thousands of soles	Note	Seniority premium	Retirement benefits	Total
2023
Balances as of January 1, 2023		5,030	230	5,260
Business combination balances	1.C.i	248	—	248
Included in profit or loss
Current service cost		472	24	496
Cancellation retirement benefits		—	(292)	(292)
Interest cost		478	19	497
Benefits paid		(244)	—	(244)

		5,984	(19)	5,965

Included in OCI
Remeasurement of actuarial loss (gain) arising from:
Experience adjustment		2,122	—	2,122
Financial assumptions		80	—	80
Exchange difference		721	19	740

		2,923	19	2,942

Balance at December 31, 2023		8,907	—	8,907

Current				1,931

Non-current				6,976

2022
Business combination balances	1.C.	4,420	298	4,718
Included in profit or loss
Current service cost		93	5	98
Interest cost		98	5	103
Benefits paid		(22)	(25)	(47)

		169	(15)	154

Included in OCI
Remeasurement of actuarial loss (gain) arising from:
Experience adjustment		393	(54)	339
Financial assumptions		95	3	98
Exchange difference		(47)	(2)	(49)

		441	(53)	388

Balance at December 31, 2022		5,030	230	5,260

Current				1,303

Non-current				3,957

The following were the principal actuarial assumptions at the reporting date (expressed as weighted averages):

In percent	Seniority premium	Retirement benefits
2024
Discount rate	10.50% - 10.70%	—
Salary growth rate	5.00% - 5.50%	—
Rate of increase in minimum wage	5.20% - 4.00%	—
2023
Discount rate	9.10% - 9.35%	—
Salary growth rate	5.00% - 5.50%	—
Rate of increase in minimum wage	5.20% - 4.00%	—

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

In percent	Seniority premium	Retirement benefits
2022
Discount rate	9.50%	9.50%
Salary growth rate	5.00%	5.00%
Rate of increase in minimum wage	5.20%	5.20%

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

In thousands of soles	Seniority premium	Retirement benefits	Total
2024
Discount rate sensitivity analysis
Effect of an increase of 0.50%
Defined Benefit Obligation impact	(110)	—	(110)
Current Service Cost impact	(9)	—	(9)
Effect of a decrease of 0.50%
Defined Benefit Obligation impact	119	—	119
Current Service Cost impact	11	—	11
Salary increase rate sensitivity analysis
Effect of an increase of 0.50%
Defined Benefit Obligation impact	83	—	83
Current Service Cost impact	12	—	12
Effect of a decrease of 0.50%
Defined Benefit Obligation impact	(49)	—	(49)
Current Service Cost impact	6	—	6
2023
Discount rate sensitivity analysis
Effect of an increase of 0.50%
Defined Benefit Obligation impact	(121)	—	(121)
Current Service Cost impact	(12)	—	(12)
Effect of a decrease of 0.50%
Defined Benefit Obligation impact	131	—	131
Current Service Cost impact	13	—	13
Salary increase rate sensitivity analysis
Effect of an increase of 0.50%
Defined Benefit Obligation impact	87	—	87
Current Service Cost impact	13	—	13
Effect of a decrease of 0.50%
Defined Benefit Obligation impact	(48)	—	(48)
Current Service Cost impact	6	—	6
2022
Discount rate sensitivity analysis
Effect of an increase of 0.50%
Defined Benefit Obligation impact	79	3	82
Current Service Cost impact	7	1	8
Effect of a decrease of 0.50%
Defined Benefit Obligation impact	(83)	(3)	(86)
Current Service Cost impact	(7)	(1)	(8)

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

(d)

As of December 31, 2024, the Group entered into agreements with selling shareholders who had the contingent consideration, generating short and long-term payment commitments; therefore, the “Contingent consideration” was reclassified to “Account payable to former shareholder” for an amount of S/ 17,178 thousand.

(e)

As of December 31, 2024, 2023 and 2022, other accounts payable include collections in favor of Citibank del Perú S.A.A. for S/ 12,962 thousand, S/ 18,399 thousand and S/ 18,800 thousand, respectively, under the factoring contracts signed with the Group’s companies.

18.	Provisions

As of December 31, this caption includes the following:

In thousands of soles	Note	Outstanding claims reserve (i)	Other provisions	Total
As of January 1, 2022		113	8,563	8,676
Annual provision		—	380	380
Paid during the year		—	(2,145)	(2,145)
Business combination balances	1.C.ii	—	14,119	14,119
Exchange difference		—	(1,056)	(1,056)

As of December 31, 2022		113	19,861	19,974

As of January 1, 2023		113	19,861	19,974
Annual provision		—	1,176	1,176
Paid during the year		(8)	(4,320)	(4,328)
Exchange difference		—	2,252	2,252

As of December 31, 2023		105	18,969	19,074

As of January 1, 2024		105	18,969	19,074
Annual provision		—	1,001	1,001
Paid during the year		(69)	(5,649)	(5,718)
Exchange difference		—	(2,111)	(2,111)

As of December 31, 2024		36	12,210	12,246

(i)	Outstanding claims reserve represent the Group’s outstanding third-party obligations and do not include amounts related to the Group’s customers that are part of the insurance premium program.

Outstanding claims reserve

These provisions include unsettled events based on the notices for claims received up to the consolidated financial statements date.

Other provisions

As of December 31, 2024, these include mainly the estimate of provision for present obligation from civil, labor and tax judicial processes amounting to S/ 2,696 thousand of Colombian subsidiaries, S/ 1,795 thousand for the Group’s Peruvian subsidiaries and S/ 7,719 thousand from Mexican subsidiaries.

As of December 31, 2023, these include mainly the estimate of provision for present obligation from civil, labor and tax judicial processes amounting to S/ 3,357 thousand of Colombian subsidiaries, S/ 2,465 thousand for the Group’s Peruvian subsidiaries and S/ 13,147 thousand from Mexican subsidiaries. As of December 31, 2022, they include mainly the estimate of provision for present obligation from civil, labor and tax judicial processes amounting to S/ 3,481 thousand of Colombian subsidiaries, S/ 3,147 thousand for the Group’s Peruvian subsidiaries and S/ 13,987 thousand from Mexican subsidiaries.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

19.	Equity

A.	Share capital

As of December 31, 2024, the share capital is represented by 30,052,722 class “A” ordinary shares with a par value of US$ 0.01 each and 43,917,577 class “B” ordinary shares with a par value of US$ 0.10 each. The class A shares and class B shares will be entitled to participate equally in distributions made by the Group, with economic entitlement proportionate to the number of shares held (and not the voting power of a shareholder).

On March 4, 2024, the Extraordinary Shareholders Meeting approved: i) the conversion through a reverse stock split of 241,546,679 ordinary shares held by the existing shareholders of class A and B shares on a 5.5-to-one ratio into class B shares, ii) to increase the share capital by S/ 7,453 thousand through capitalization from “Merge and other reserves” and iii) to increase the par value of the class “B” shares to a par value of US$ 0.1 each. The reverse stock split conversion is effective from March 4, 2024.

In accordance with Codification of Staff Accounting Bulletins Topic 4: Equity Accounts, section C, this reverse stock split has been recognized by the Group retrospectively for the Basic and diluted earnings per share calculation in the consolidated financial statements (note 25).

On March 21, 2024, the Company completed its initial public offering (the “IPO”) of 30,000,000 shares of our Series A common stock at a price to the public of US$ 12.00 per share and the Company sold 30,000,000 of such shares. As a consequence, the share capital increased by S/ 1,112 thousand and the share premium increased by S/ 1,204,913 thousand and it includes a deduction of S/ 29,957 thousand related to issuance costs previously recorded in “Other assets” as of December 31, 2023 and S/ 31,812 thousand related to issuance costs incurred in 2024. As of December 31, 2024, these issuance costs were reclassified to Share premium.

On August 29, 2024, the Extraordinary Shareholders Meeting approved to increase the share capital by S/ 2 thousand. This amount corresponds to the shares from the Restricted Share Awards 2023 (note 33).

As of December 31, 2024 the share capital structure of the class “B” is as follows:

Range of shareholding percentage	Number of shareholders	Participation percentage
From 0.01 to 0.79	5	2.47
From 0.80 to 2.37	4	9.50
From 2.38 to 9.13	4	29.77
From 9.14 to 58.26	1	58.26

	14	100.00

As of December 31, 2023, the share capital is represented by 241,544,679 class “A” ordinary shares with a par value of US$ 0.01 each. Each share of our common stock represents the same economic interest, except that, as provided in our by-laws, each year that dividends are distributed, the class A shares benefit from the right to receive a preferred dividend consisting of 100% of any dividends distributed until we have distributed US$ 1 billion in the aggregate in dividends. The excess dividends that the general shareholders’ meeting decides to distribute will be distributed proportionally to the equity interest held by shareholders in both class “A” and class “B” shares.

On July 6, 2023, the Group redomiciled to Luxembourg by way of a merger where Auna S.A.A. (absorbed entity) transferred all its assets and liabilities to Auna S.A. (surviving entity). As a result of the merger, the share capital and share premiums of Auna S.A.A. amounting to S/ 236,547 thousand and S/ 386,045 thousand, respectively, were derecognized. Furthermore, the share capital and retained losses of Auna S.A. amounting to S/ 8,820 thousand and S/ 2,012 thousand, respectively, were recognized. The difference between balances was allocated in “Merge and other reserves”.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

On April 25, 2022, the General Shareholder´s Meeting approved the downstream merger between the Company and its shareholders Enfoca Discovery 1 S.A.C. and Enfoca Discovery Parallel S.A.C. The Company has recognized this merger as a common control transaction and it was recognized at historical cost. This transaction represents only an exchange of equivalent shares between the Company and its aforementioned shareholders, and the effect of this transaction was S/ 50 thousand recognized in equity in merger reserve as a result of the difference between the consideration paid (shares issued) and the capital of the legally disappearing companies. As a result of this merger, the former shareholders Enfoca Discovery 1 S.A.C. and Enfoca Discovery Parallel S.A.C. ceased to exist and the shareholders of these companies received shares in the Company.

B.	Other capital reserves

According to the Companies Act, the Company is required to allocate at least 5% of its annual net income to a legal reserve after deducting accumulated losses. This allocation is required until the reserve equals 10% of paid-in capital. The legal reserve can be used to compensate losses in the absence of non-distributed earnings or nonrestricted reserves and must be restored with future earnings. This reserve may also be capitalized, but it shall be subsequently restored.

As of December 31, 2024, the Group allocated S/ 13,230 thousand to a legal reserve (as of December 2023 and 2022 the Group allocated S/ 23,468 thousand and 5,074 to a legal reserve, respectively).

C.	Translation reserve

Translation reserve includes all exchange differences resulting from the translation of the financial statements of foreign operations. As of December 31, 2024, 2023 and 2022, the Group recognizes the translation differences of the consolidated financial statements of the subsidiary Auna

Colombia S.A.S.

and Auna México in translation reserve of the consolidated statement of profit or loss and other comprehensive income.

D.	Cost of hedging reserve

The cost of hedging reserve reflects gain or loss on the portion excluded from the designated hedging instrument that relates to the forward element of forward contracts and as well as the time value of purchased collar contracts. It is initially recognized in OCI and accounted for similarly to gains or losses in the hedging reserve.

E.	Hedging reserve

Hedging reserve includes the effective portion of the accumulated net change in the fair value of the hedging instruments used in cash flow hedges with subsequent recognition in profit or loss. This reserve is recognized net of deferred income tax.

F.	Merger and other reserves

In 2022, this account includes “other reserves” of S/ 161,915 thousand as a result of the initial and subsequent recognition of the “put liability” with the non-controlling shareholders, in accordance with the SPA of Oncomedica S.A.

On September 28, 2022, the General Shareholder’s Meeting of the subsidiary Auna Salud S.A.C approved an increase in the capital by S/ 1,352,610 thousand through cash contributions received from Heredia Investments S.A.C., an indirect subsidiary of Enfoca Group (ultimate controlling party), as follows: (i) S/ 214,431 thousand to share capital and (ii) S/ 1,138,179 thousand to share premium. This contribution by this Non-controlling interest diluted the participation of Auna S.A. in Auna Salud S.A.C. and its controlled subsidiaries from 100% to 78.80%.

On August 31, 2023, a transfer of shares that Auna Salud S.A.C. maintained in Grupo Salud Auna México, S.A. de C.V. was made to transfer them to Auna S.A. This transfer diluted the Non-controlling interests held by Auna Salud S.A.C. and its controlled subsidiaries.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

On March 21, 2024, the Company, through its subsidiary Auna Salud S.A.C., acquired the non-controlling interest of Heredia Investments S.A.C., which held 21.2% of Auna Salud S.A.C., through a capital reduction of S/ 1,217,629 thousand. The Group wrote off the non-controlling interest for S/ 159,910 thousand, with the corresponding debit entry in “Merger and other reserves” for S/ 1,076,628 thousand and credit entry in “Translation reserve” for S/ 18,909 thousand.

As of September 30, 2024, the Group has determined that the precedent conditions of the put and call options over the shares owned by the non-controlling interest of Oncomédica S.A., agreed in the Share Purchase Agreement signed in the 2022, have not been, and will not be exercised. Therefore, in September 2024, the Group derecognized the put liability for S/ 118,906 thousand, as well as the “merger and other reserves” in equity for S/ 138,251 thousand (which includes S/ 7,099 thousand for the fair value update of the period) and the corresponding translation reserve for

S/ 19,345 thousand.

G.	Non-controlling interests

The following table summarizes the information related to each of the Group´s subsidiaries that has material NCI, before any intra-group eliminations.

In thousands of soles	Clínica Vallesur	Clínica Miraflores	PMLA	Clinica Portoazul	Oncomedica	Total
December 31, 2024
NCI percentage	11.77%	2.66%	0.16%	39.00%	31.19%

Net assets	13,764	(10,188)	762,500	124,354	303,485	1,193,915

Net assets attributable to NCI	1,620	(271)	1,220	48,498	94,657	145,724

Profit (loss)	8,497	(2,927)	39,737	(697)	44,152	88,762
Other Comprehensive Income (OCI)	—	—	(42,500)	(16,128)	(37,329)	(95,957)

Total comprehensive income	8,497	(2,927)	(2,763)	(16,825)	6,823	(7,195)

Profit allocated to NCI	1,000	(78)	64	(272)	13,771	14,485
OCI allocated to NCI	—	—	(68)	(6,290)	(11,643)	(18,001)

Total comprehensive income allocated to NCI	1,000	(78)	(4)	(6,562)	2,128	(3,516)

In thousands of soles	Clínica Vallesur	Clínica Miraflores	PMLA	Clinica Portoazul	Oncomedica	Auna Salud	Total
December 31, 2023
NCI percentage	30.47%	23.30%	21.38%	51.93%	44.84%	21.20%

Net assets	5,268	(7,293)	611,304	141,179	312,257	(154,070)	908,645

Net assets attributable to NCI	1,605	(1,699)	130,704	73,317	140,016	(32,662)	311,281

Profit (loss)	3,023	(4,782)	20,519	(2,699)	43,470	81,566	141,097
Other Comprehensive Income (OCI)	—	—	96,957	27,064	55,867	188,499	368,387

Total comprehensive income	3,023	(4,782)	117,476	24,365	99,337	270,065	509,484

Profit allocated to NCI	921	(1,114)	4,387	(1,402)	19,492	17,293	39,577
OCI allocated to NCI			20,731	14,055	25,051	39,961	99,798

Total comprehensive income allocated to NCI	921	(1,114)	25,118	12,653	44,543	57,254	139,375

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

In thousands of soles	Clínica Vallesur	Clínica Miraflores	PMLA	Clinica Portoazul	Oncomedica	Auna Salud	Total
December 31, 2022
NCI percentage	30.47%	23.30%	21.38%	51.93%	44.84%	21.20%	—

Net assets	2,243	(2,444)	493,913	116,815	230,063	1,054,425	1,895,015

Net assets attributable to NCI	684	(569)	105,605	60,664	103,160	223,538	493,082

Profit (loss)	1,149	802	(34,894)	20,895	38,702	(58,988)	(32,334)
Other Comprehensive Income (OCI)	—	—	(111,752)	(28,666)	(54,977)	100,761	(94,633)

Total comprehensive income	1,149	802	(146,646)	(7,771)	(16,275)	41,774	(126,967)

Profit allocated to NCI	350	187	(7,461)	10,851	17,354	(12,505)	8,776
OCI allocated to NCI	—	—	(23,894)	(14,887)	(24,652)	21,362	(42,071)

Total comprehensive income allocated to NCI	350	187	(31,355)	(4,036)	(7,298)	8,856	(33,295)

In 2024, 2023 and 2022, the Group paid dividends to non-controlling shareholders for S/ 1,150 thousand, S/ 6,841 thousand and S/ 131 thousand, respectively.

20.	Revenue

A.	Revenue streams

The Group generates revenue primarily from the sale of oncologic healthcare plans and healthcare services to its customers.

This caption includes the following:

In thousands of soles	2024	2023	2022
Revenue from contracts with customers
Healthcare services (i)	3,012,454	2,695,860	1,514,639
Sale of medicines	320,700	265,865	220,905

Total revenue from contracts with customers	3,333,154	2,961,725	1,735,544

Insurance revenue	1,052,958	914,182	716,064

Total revenue	4,386,112	3,875,907	2,451,608

Insurance revenue includes the following:

In thousands of soles	2024	2023	2022
Oncology plans	799,605	723,029	664,971
General healthcare services plans	253,353	191,153	51,093

Total insurance revenue	1,052,958	914,182	716,064

Timing of revenue recognition
Products transferred at a point in time	320,700	265,865	220,905
Products and services transferred over time	3,012,454	2,695,860	1,514,639

Total revenue from contracts with customers	3,333,154	2,961,725	1,735,544

(i)	The amounts reported in the Healthcare services revenue line item do not include revenue recognized for customers that are part of the Company’s insurance premium program.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

B.	Disaggregation of revenue from contracts with customers

This caption includes the following:

In thousands of soles	Oncosalud Peru	Healthcare services segments	Total
For the year ended December 31, 2024
Primary geographical markets
Peru	1,030,432	718,051	1,748,483
Colombia	—	1,443,032	1,443,032
Mexico	—	1,194,597	1,194,597
For the year ended December 31, 2023
Primary geographical markets
Peru	895,507	657,923	1,553,430
Colombia	—	1,192,089	1,192,089
Mexico	—	1,130,388	1,130,388
For the year ended December 31, 2022
Primary geographical markets
Peru	789,093	551,028	1,340,121
Colombia	—	895,366	895,366

C.	Contract balances

The following table provides information about receivables from contracts with customers.

In thousands of soles	Note	2024	2023	2022
Trade accounts receivable	5	962,457	861,336	574,717
Contract liabilities, which are included in “trade accounts payable”	16	(23,780)	(17,291)	(14,222)

The contract assets primarily relate to the Group’s rights to consideration for service completed but not billed at the reporting date. The contract assets are transferred to receivables when the rights become unconditional. This usually occurs when the Group issues an invoice to the customer. There are no contract assets as of December 31, 2024, 2023 and 2022.

The contract liabilities primarily relate to the advance consideration received from patients for healthcare services, for which revenue is recognized over time. This will be recognized as revenue over the next 12 months.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

21.	Cost of Sales and Services, Selling Expenses and Administrative Expenses

This caption includes the following:

In thousands of soles	Note	Cost of sales and services			Selling expenses			Administrative expenses			Total
		2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022
Medicines		1,143,359	1,022,220	622,923	—	—	—	—	—	—	1,143,359	1,022,220	622,923
Auxiliary services and clinical laboratory		88,989	70,904	37,346	—	—	—	—	—	—	88,989	70,904	37,346
Room service for inpatients		85,490	48,498	25,395	—	—	—	—	—	—	85,490	48,498	25,395
Surgery fees		205,414	188,816	142,065	—	—	—	—	—	—	205,414	188,816	142,065
Medical consultation fees		89,373	97,796	71,675	—	—	—	—	—	—	89,373	97,796	71,675
Insurance contracts		47,624	41,433	1,929	—	—	—	—	—	—	47,624	41,433	1,929
Personnel expenses (a) (c)		722,950	668,637	482,845	68,332	70,181	60,166	364,298	334,578	188,029	1,155,580	1,073,396	731,040
Services provided by third parties (b) (c)		141,723	147,185	79,189	120,469	118,076	103,656	244,166	206,476	192,598	506,358	471,737	375,443
Depreciation	11, 13	116,907	134,879	92,538	22	13	12	25,944	24,127	14,486	142,873	159,019	107,036
Amortization	12	2,047	2,005	2,329	—	—	—	74,226	74,726	28,726	76,273	76,731	31,055
Other management charges (c)		16,917	18,183	13,643	8,566	5,622	5,924	54,758	42,439	36,290	80,241	66,244	55,857
Tax expenses		26	5	27	86	51	45	25,285	22,219	17,395	25,397	22,275	17,467

		2,660,819	2,440,561	1,571,904	197,475	193,943	169,803	788,677	704,565	477,524	3,646,971	3,339,069	2,219,231

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

(a)	Personnel expenses include the following:

In thousands of soles	2024	2023	2022
Remunerations	733,614	680,560	492,354
Legal bonuses	72,769	71,372	57,491
Health insurance for employees	117,947	104,444	75,419
Bonuses	33,808	42,834	6,916
Severance payments	53,281	49,061	39,316
Vacations	45,703	42,841	36,029
Employees’ profit sharing	36,188	32,817	4,375
Board of Directors’ remuneration	5,781	5,027	4,006
Equity-settled share-based payment expenses	9,145	3,675	—
Compensation to personnel	13,647	9,211	7,004
Training	1,647	1,995	1,290
Other benefits	32,050	29,559	6,840

	1,155,580	1,073,396	731,040

The average worldwide full-time equivalent headcount was 14,804, 14,958 and 9,485, respectively, for the years ended December 31, 2024, 2023 and 2022, respectively.

(b)	Services provided by third parties include the following:

In thousands of soles	2024	2023	2022
Sales commissions	62,268	66,303	56,837
Advisory and consulting fees	74,711	61,647	79,639
Leases	63,741	58,927	30,173
Credit card commissions	31,425	27,569	22,386
Service and repair	73,353	74,805	51,866
Custodial and cleaning services	50,897	38,121	26,141
Advertisement	27,199	24,019	22,344
Utilities	55,571	60,937	34,004
Hosting	18,107	14,925	11,887
Collection expenses	1,697	889	1,516
Travel and entertainment expenses	3,163	3,399	2,373
Others	44,226	40,196	36,277

	506,358	471,737	375,443

(c)

For the years ended December 31, 2024 and 2023, personnel expenses, services provided by third parties and other management charges include the amortization of the account “insurance acquisition cash flows” of S/ 129,973 thousand and S/ 140,438 thousand, respectively (note 32).

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

22.	Other Income

This caption includes the following:

In thousands of soles	2024	2023	2022
Income for parking (a)	5,087	3,807	3,227
Indemnification for claims	1,480	800	1,551
Investment property rentals	16,406	15,759	4,374
Increase in fair value of investment property	161	116	173
Receivable recoveries (b)	7,043	8,893	10,743
Tax recoveries	—	—	20
Other income for derecognition of other accounts payables to former shareholders (d)	46,613	—	—
Other income for reversal of contingent consideration	—	4,095	—
Gain on sale of property, furniture and equipment	118	4,307	111
Debt forgiveness and donations received	—	12	—
Others (c)	10,678	12,324	1,459

	87,586	50,113	21,658

(a)	Corresponds to the administration, parking and valet parking services provided by the clinics. Income for parking is recognized once the service has been rendered.
(b)	Mainly corresponds to recoveries of receivables that were expected as uncollectable at the acquisition date of Oncomedica S.A.
(c)	Mainly corresponds to income from food services (cafeteria), income from teaching services and other miscellaneous income of the Mexican Component.
(d)

This caption includes S/ 46,613 thousand for the derecognition of a portion of other account payables to former shareholders of Hospital y Clínica OCA, S.A. de C.V. (OCA). These other account payable corresponds to the Holdback at the acquisition of OCA to compensate to Group for any subsequent indemnification (note 17).

The movement of account payables to former shareholders is the following:

In thousands of soles	Note	2024	2023
Balances as of January 1,		85,265	90,134
Interest expense		4,896	4,290
Payments		(30,011)	(1,368)
Reversal		(46,613)	—
Hospital y Clínica OCA’s purchase price adjustment (*)		—	(8,193)
Transfer from Contingent consideration	17(d)	17,178	—
Acquired through business combination		—	1,347
Exchange difference		1,206	(945)

Balances as of December 31		31,921	85,265

(*)

In June 2023, the Group adjusted the purchase price of the acquisition of Hospital y Clínica OCA performed in October 2022 in accordance with the acquisition Share Purchase Agreement for S/ 8,193 thousand.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

23.	Other Expenses

In thousands of soles	Note	2024	2023	2022
Changes in contingent consideration	24.d	—	20,927	—
Derecognition of other assets		2,112	—	—
Loss on disposal of intangibles		—	—	1,028

		2,112	20,927	1,028

24.	Net Finance Costs

This caption includes the following:

In thousands of soles	2024	2023	2022
Finance income
Interest income under the effective interest	328	186	150
Cash flow hedges settlement - Swaps	3,285	—	—
Interest on term deposits	12,399	8,747	6,734
Exchange difference (a)	—	75,852	—
Interest income on other investments	8,358	8,030	—
Others	440	163	26

	24,810	92,978	6,910

In thousands of soles	Note	2024	2023	2022
Finance cost
Financial liabilities measured at amortized cost – interest expense (c)		471,248	522,258	196,673
Interest from leases liabilities		12,855	13,465	11,824
Exchange difference (a)		41,709	—	57,771
Cash flow hedges - reclassified from OCI for costs of hedging reserve		34,482	86,135	28,097
Change in fair value of contingent consideration (d)		2,492	2,011	6,692
Financial assets at FVTPL – net change in fair value: Derivate assets mandatorily measured at FVTPL		7,714	9,813	4,377
Extinguishment of debt	15.a	5,595	62,193	—
Financial debt prepayment penalty	15.a	—	53,285	9
Unwind of derivative financial instruments measured at FVOCI		7,550	—	—
Cash flow hedges settlement - Swaps		3,781	—	—
Others (b)		46,167	34,622	7,258

		633,593	783,782	312,701

(a)

In 2024, the net exchange difference includes an effect for S/ 9,249 thousand (S/ 32,100 thousand and S/ 53,400 thousand in 2023 and 2022, respectively) for the cash flow hedges reclassified from OCI (note 8.A).

(b)	For years 2024, 2023 and 2022, this includes mainly cost of factoring for S/ 19,132 thousand, S/ 14,465 thousand and S/ 5,191 thousand, respectively.
(c)	For years 2024, 2023 and 2022, this includes S/ 256 thousand, S/ 339 thousand and S/ 304 thousand related to government grants of interest expenses (note 3.O), respectively.
(d)	The movement of contingent consideration is the following:

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

In thousands of soles	2024	2023	2022
Balances as of January 1,	64,008	69,470	848
Acquired through business combination	—	—	79,461
Reversal	—	(4,095)	—
Change in fair value of contingent consideration	2,492	2,011	6,692
Payment of contingent consideration	(47,174)	(36,143)	(397)
Transfer to Account payables to former shareholder, Note 17 (d)	(17,178)	—	—
Change in fair value of contingent consideration	—	20,927	—
Exchange difference	(2,148)	11,838	(17,134)

Balances as of December 31	—	64,008	69,470

25.	Earnings per Share

The earnings per ordinary share were determined based on the net profit attributable to shareholders of the Group and weighted-average number of shares outstanding as follows:

In thousands of soles	2024	2023	2022
Net profit (loss) for the year attributable to owners of the Company	110,271	(253,921)	(85,606)
Number of shares	73,970,299	43,917,577	43,917,577
Weighted average number of ordinary shares at December 31 (Basic)	67,330,955	43,917,577	43,917,577
Weighted average number of ordinary shares at December 31 (Diluted)	67,500,074	43,917,577	43,917,577
Basic earnings per share	1.64	(5.78)	(1.95)

Diluted earnings per share	1.63	(5.78)	(1.95)

On March 21, 2024, the Company completed its initial public offering (the “IPO”) of 30,000,000 shares of our Series A common stock at a price to the public of US$ 12.00 per share and the Company sold 30,000,000 of such shares, which are included in the calculation.

As of December 31, 2024, 3,261 options were excluded from the diluted weighted-average number of ordinary shared calculation because their effect would have been anti-dilutive. The average market value of the Company’s shares for the purpose of calculating the dilutive effect of share options was based on quoted market prices for the year during which the options were outstanding.

As of December 31, 2023 and 2022, the earnings per ordinary share were determined based on the net profit attributable to owners of the Company and the weighted-average number of shares of class B outstanding. The Group did not have dilutive potential ordinary shares as of December 31, 2023 and 2022.

There have been no other transactions involving common shares and investment shares between the reporting date and the date of the authorization of these consolidated financial statements.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

26.	Operating Segments

A.	Basis for segmentation

The Group has determined four reportable segments. These operating segments are components of a company about which separate financial information is available that is regularly evaluated by the Board of Directors (Chief operating decision maker) in deciding how to allocate resources and assess performance.

The following summary describes the operations of each reportable segment.

Reportable segments	Operations
Oncosalud Peru	Including our prepaid oncologic healthcare plans and healthcare services related to the treatment of cancer.

Healthcare services in Peru	Corresponds to medical services within the network of clinics and health centers in Peru.

Healthcare services in Colombia	Corresponds to medical services within the network of clinics and health centers in Colombia.

Healthcare services in Mexico	Corresponds to medical services within the network of clinics and health centers, and the insurance business in Mexico.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

B.	Information about reportable segments

Information related to each reportable segment is set out below. Segment profit (loss) before tax is used to measure performance because the chief operating decision maker believes that this information is the most relevant for the Group.

	Reportable segments
In thousands of soles	Oncosalud Peru	Healthcare services in Peru	Healthcare services in Colombia	Healthcare services in Mexico	Total reportable segments	Holding and eliminations	Total
2024
External revenues	1,030,432	718,051	1,443,032	1,194,597	4,386,112	—	4,386,112
Inter-segment revenue (i)	40,188	277,701	—	—	317,889	(317,889)	—

Segment revenue	1,070,620	995,752	1,443,032	1,194,597	4,704,001	(317,889)	4,386,112

External cost of service	(307,047)	(671,370)	(1,040,646)	(641,756)	(2,660,819)	—	(2,660,819)
Inter-segment cost of service (i)	(279,344)	(36,596)	—	—	(315,940)	315,940	—

Segment cost of service	(586,391)	(707,966)	(1,040,646)	(641,756)	(2,976,759)	315,940	(2,660,819)

Gross profit	484,229	287,786	402,386	552,841	1,727,242	(1,949)	1,725,293

External selling expenses	(159,619)	(19,552)	(5,689)	(11,948)	(196,808)	(667)	(197,475)

Segment selling expenses	(159,619)	(19,552)	(5,689)	(11,948)	(196,808)	(667)	(197,475)

External administrative expenses	(78,596)	(107,736)	(197,887)	(249,202)	(633,421)	—	(633,421)
Inter-segment administrative expenses	(369)	(5,593)	—	—	(5,962)	5,962	—
Corporate expenses	(64,885)	(63,407)	(11,542)	(6,567)	(146,401)	(8,855)	(155,256)

Segment administrative expenses	(143,850)	(176,736)	(209,429)	(255,769)	(785,784)	(2,893)	(788,677)

Impairment losses on trade receivables	(511)	(7,914)	(28,397)	(3,987)	(40,809)	(46)	(40,855)

Other expenses	—	—	—	—	—	(2,112)	(2,112)

Other income	3,196	7,386	9,438	68,818	88,838	(1,252)	87,586
Inter-segment other income	10,859	948	—	—	11,807	(11,807)	—

Other income	14,055	8,334	9,438	68,818	100,645	(13,059)	87,586

Segment operating profit (loss)	194,304	91,918	168,309	349,955	804,486	(20,726)	783,760

Share of profit of equity accounted investees, net of taxes	3,305	—	5,495	—	8,800	—	8,800
Exchange difference, net	(1,710)	(1,189)	(67,555)	(20,823)	(91,277)	49,568	(41,709)
Interest expense, net	(30,833)	(46,346)	(108,301)	(264,340)	(449,820)	(117,254)	(567,074)

Segment profit (loss) before tax	165,066	44,383	(2,052)	64,792	272,189	(88,412)	183,777

Other disclosures
Depreciation and amortization	(32,651)	(42,818)	(42,404)	(92,070)	(209,943)	(9,203)	(219,146)
Capital expenditure	(31,974)	(45,180)	(43,614)	(36,436)	(157,204)	(21,530)	(178,734)

Segment assets	2,260,833	1,034,399	2,299,375	3,079,407	8,674,014	(1,593,294)	7,080,720

Segment liabilities	1,105,230	663,499	1,359,899	1,881,392	5,010,020	447,760	5,457,780

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

	Reportable segments
In thousands of soles	Oncosalud Peru	Healthcare services in Peru	Healthcare services in Colombia	Healthcare services in Mexico	Total reportable segments	Holding and eliminations	Total
2023
External revenues	895,507	657,923	1,192,089	1,130,388	3,875,907	—	3,875,907
Inter-segment revenue (i)	36,173	225,966	—	—	262,139	(262,139)	—

Segment revenue	931,680	883,889	1,192,089	1,130,388	4,138,046	(262,139)	3,875,907

External cost of service	(277,611)	(645,375)	(853,887)	(663,688)	(2,440,561)	—	(2,440,561)
Inter-segment cost of service (i)	(225,196)	(34,297)	—	—	(259,493)	259,493	—

Segment cost of service	(502,807)	(679,672)	(853,887)	(663,688)	(2,700,054)	259,493	(2,440,561)

Gross profit	428,873	204,217	338,202	466,700	1,437,992	(2,646)	1,435,346

External selling expenses	(163,299)	(18,065)	(6,313)	(5,518)	(193,195)	(748)	(193,943)

Segment selling expenses	(163,299)	(18,065)	(6,313)	(5,518)	(193,195)	(748)	(193,943)

External administrative expenses	(72,532)	(94,553)	(176,915)	(211,816)	(555,816)	—	(555,816)
Inter-segment administrative expenses	(908)	(4,658)	—	—	(5,566)	5,566	—
Corporate expenses	(63,867)	(60,072)	(11,810)	(8,772)	(144,521)	(4,228)	(148,749)

Segment administrative expenses	(137,307)	(159,283)	(188,725)	(220,588)	(705,903)	1,338	(704,565)

Impairment losses on trade receivables	(355)	142	(6,352)	1,097	(5,468)	(216)	(5,684)

Other expenses	(4,479)	—	(20,302)	—	(24,781)	3,854	(20,927)

Other income	1,388	8,384	16,223	26,157	52,152	(2,039)	50,113
Inter-segment other income	11,001	966	—	—	11,967	(11,967)	—

Other income	12,389	9,350	16,223	26,157	64,119	(14,006)	50,113

Segment operating profit (loss)	135,822	36,361	132,733	267,848	572,764	(12,424)	560,340

Share of profit of equity accounted investees, net of taxes	2,227	—	4,063	—	6,290	—	6,290
Exchange difference, net	(5,741)	(1,783)	119,884	74,020	186,380	(110,528)	75,852
Interest expense, net	(24,909)	(45,770)	(109,508)	(385,597)	(565,784)	(200,872)	(766,656)

Segment profit (loss) before tax	107,399	(11,192)	147,172	(43,729)	199,650	(323,824)	(124,174)

Other disclosures
Depreciation and amortization	(31,968)	(38,997)	(40,226)	(115,650)	(226,841)	(8,909)	(235,750)
Capital expenditure	(26,385)	(27,256)	(81,965)	(49,023)	(184,629)	(15,262)	(199,891)

Segment assets	2,146,867	889,286	2,435,123	3,763,000	9,234,276	(1,544,724)	7,689,552

Segment liabilities	1,101,354	565,754	1,514,739	2,343,238	5,525,085	387,901	5,912,986

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

	Reportable segments
In thousands of soles	Oncosalud Peru	Healthcare services in Peru	Healthcare services in Colombia	Healthcare services in Mexico	Total reportable segments	Holding and eliminations	Total
2022
External revenues	789,093	551,028	895,366	216,121	2,451,608	—	2,451,608
Inter-segment revenue (i)	26,031	179,303	—	—	205,334	(205,334)	—

Segment revenue	815,124	730,331	895,366	216,121	2,656,942	(205,334)	2,451,608

External cost of service	(240,855)	(553,885)	(620,407)	(156,757)	(1,571,904)	—	(1,571,904)
Inter-segment cost of service (i)	(178,882)	(24,409)	—	—	(203,291)	203,291	—

Segment cost of service	(419,737)	(578,294)	(620,407)	(156,757)	(1,775,195)	203,291	(1,571,904)

Gross profit	395,387	152,037	274,959	59,364	881,747	(2,043)	879,704

External selling expenses	(146,016)	(15,881)	(5,741)	(718)	(168,356)	(1,447)	(169,803)

Segment selling expenses	(146,016)	(15,881)	(5,741)	(718)	(168,356)	(1,447)	(169,803)

External administrative expenses	(69,159)	(76,153)	(153,137)	(46,193)	(344,642)	—	(344,642)
Inter-segment administrative expenses	(228)	(2,586)	—	—	(2,814)	2,814	—
Corporate expenses	(79,570)	(52,910)	(5,895)	—	(138,375)	5,493	(132,882)

Segment administrative expenses	(148,957)	(131,649)	(159,032)	(46,193)	(485,831)	8,307	(477,524)

Impairment losses on trade receivables	2,359	4,097	(4,744)	(132)	1,580	—	1,580

Other expenses	—	—	—	—	—	(1,028)	(1,028)

Other income	(360)	3,663	15,318	1,909	20,530	1,128	21,658
Inter-segment other income	9,393	764	—	—	10,157	(10,157)	—

Other income	9,033	4,427	15,318	1,909	30,687	(9,029)	21,658

Segment operating profit (loss)	111,806	13,031	120,760	14,230	259,827	(5,240)	254,587

Share of profit of equity accounted investees, net of taxes	1,559	—	2,198	—	3,757	—	3,757
Exchange difference, net	(3,863)	778	(131,039)	(1,651)	(135,775)	78,004	(57,771)
Interest expense, net	(40,733)	(25,619)	(62,142)	(63,021)	(191,515)	(56,505)	(248,020)

Segment profit (loss) before tax	68,769	(11,810)	(70,223)	(50,442)	(63,706)	16,259	(47,447)

Other disclosures
Depreciation and amortization	(25,375)	(38,835)	(27,816)	(37,698)	(129,724)	(8,367)	(138,091)
Capital expenditure	(43,702)	(38,342)	(82,128)	(2,988)	(167,160)	(7,423)	(174,583)

Segment assets	1,943,792	815,574	1,805,816	3,289,686	7,854,868	(1,261,205)	6,593,663

Segment liabilities	952,240	525,271	1,311,333	2,009,673	4,798,517	237,085	5,035,602

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

(i)

Inter-segment cost of service (claims expense) from the Oncosalud Peru segment and intersegment revenue from our Healthcare Services in Peru segment are presented on a gross basis by adding the corresponding profit margin markup by our Healthcare Services in Peru segment and vice versa. Likewise, our Oncosalud Peru segment consolidates Oncocenter Perú S.A.C., a subsidiary providing healthcare services related to the exclusive treatment of cancer. In the separate financial statements of Oncocenter Perú S.A.C., the revenue mainly consists of the insurance claims expense recorded as cost of sales in the separate financial statements of Oncosalud S.A.C., our insurance subsidiary that is also consolidated in Oncosalud Peru segment. In the segment consolidation process, the related revenues from such healthcare services are eliminated with the corresponding claims expense of our insurance subsidiary Oncosalud S.A.C., while the external cost (third parties) of services incurred by Oncocenter Perú S.A.C. remains.

C.	Geographic information

The geographic information analyzes the Group’s revenue and non-current assets by the country where it operates. In presenting the geographic information, segment revenue has been based on the geographic location of customers and segment assets were based on the geographic location of the assets.

In thousands of soles	2024	2023	2022
Revenue
Peru	1,748,483	1,553,430	1,340,121
Colombia	1,443,032	1,192,089	895,366
México	1,194,597	1,130,388	216,121

	4,386,112	3,875,907	2,451,608

Non-current assets (*)
Peru	908,301	871,520	929,840
Colombia	1,432,141	1,601,604	1,274,891
México	2,784,380	3,418,414	3,058,082

	5,124,822	5,891,538	5,262,813

(*)	Non-current assets exclude deferred tax assets and derivatives.

D.	Major customer

None of the revenue derives from transactions carried out with a single customer or counterparty which is equal to or greater than 10 percent or more of the total revenue of the Group for the years ended December 31, 2024, 2023 and 2022.

27.	Tax Matters

Tax regime applicable to income tax

A.

Income tax is determined on a separate basis; it is not consolidated. According to Peruvian, Colombian, Mexican and Luxembourg current legal legislations, the income tax is paid based on the statutory financial statements and tax losses, additions, and deductions established.

Tax rates

B.	The Group is subject to Peruvian, Colombian, Mexican and Luxembourg Tax Regimes as of December 31, 2024, 2023 and 2022.

The current income tax rates are 29.5% in Peru, 30% in Mexico, 35% in Colombia and 24.9% in Luxembourg, calculated based on the taxable income. The income tax rate applicable to Colombian legal entities was 35% for the year 2022 onwards. As a consequence, deferred tax assets and liabilities on temporary differences from Colombia entities that reversed during those years were measured at such corresponding rates.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

Income tax determination

C.

The Group computed its taxable income for the years ended December 31, 2024, 2023 and 2022, and determined current income tax for S/ 202,526 thousand, S/ 161,066 thousand and S/ 56,761 thousand, respectively.

Income tax expense includes:

In thousands of soles	Note	2024	2023	2022
Current		202,526	161,066	56,761
Deferred	14	(142,707)	(70,896)	(27,378)

Income tax		59,819	90,170	29,383

Reconciliation of the income tax effective rate to the tax rate is presented as follows:

In thousands of soles	2024		2023		2022
Profit (loss) before income tax	183,777	100.00%	(124,174)	100.00%	(47,447)	100.00%

Tax using the Company’s domestic tax rate (a)	45,760	24.90%	(30,919)	24.90%	(13,997)	29.50%
Effect of tax rates of a subsidiary abroad	12,504	23.06%	(5,095)	4.10%	(6,909)	14.56%
Non deductible expenses	3,318	(10.66%)	34,429	(27.73%)	13,960	(29.42%)
Tax losses for which deferred tax asset was not recognized	12,110	6.59%	63,234	(50.92%)	21,727	(45.79%)
Derecognition of previously recognized deductible temporary differences	—	—	8,411	(6.77%)	15,241	(32.12%)
Recognition of previously unrecognized tax losses	(32,362)	(43.36%)	—	—	—	—
Changes in tax rate (Colombia)	116	0.06%	11,815	(9.51%)	—	—
Annual adjustment for inflation	4,106	5.75%	7,432	(5.98%)	8,244	(17.38%)
Changes in estimates related to prior years	14,267	26.21%	863	(0.70%)	(8,883)	18.72%

Income tax	59,819	32.55%	90,170	(72.62%)	29,383	(61.93%)

Tax losses carried forward

D.

The Group has recognized a deferred income tax asset related to the tax-loss carryforward of those subsidiaries where it is more likely than not that the tax-loss carryforward can be used to compensate future taxable net income.

As of December 31, 2024, the Group recognized deferred net tax assets for S/ 270,520 thousand (S/ 210,073 thousand and S/ 157,569 thousand as of December 31, 2023 and 2022, respectively) related to tax losses carried forward of the Group.

Deferred tax assets recognized for tax losses expire as follows:

In thousands of soles	2024	Expiration date	2023	Expiration date	2022	Expiration date
Expire	168,865	2025-2036	99,089	2024-2035	47,128	2023-2034
Never expire	101,655	—	110,984	—	110,441	—

Income tax	270,520		210,073		157,569

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

According to the Income Tax Act, as amended, the entities established in Peru can choose one of the following two methods to carry forward their tax losses:

(i)	The tax loss may be offset with future income until it is extinguished, applying said loss up to 50 percent of the taxable income per year, or

(ii)	The tax loss may be used until four years after it has been generated.

According to the Income Tax Act, as amended, the entities established in Colombia can use the following method to carry forward their tax losses:

(i)	Tax losses established until 2016 do not expire, while tax losses generated as of 2017 can be carried forward for 11 years.

According to the Income Tax Act, as amended, the entities established in Mexico can use the following method to carry forward their tax losses:

(ii)	Tax losses generated can be carried forward for 10 years.

According to the Income Tax Act, as amended, the entities established in Luxembourg use the following method to carry forward their tax losses:

(iii)	Tax losses generated can be carried forward for 17 years.

Unrecognized deferred tax assets

E.

Deferred tax assets for certain subsidiaries have not been recognized in respect of the following item, because it is not probable that future taxable profit will be available against which the Group can use the benefits therefrom.

	2024		2023		2022
In thousands of soles	Gross amount	Tax effect	Gross amount	Tax effect	Gross amount	Tax effect
Tax losses	41,051	12,110	214,354	63,234	73,650	21,727

	41,051	12,110	214,354	63,234	73,650	21,727

Temporary tax on net assets

F.

The Group is subject to the Temporary Tax on Net Assets (ITAN, from its Spanish acronym) in Peru. The taxable base is the prior period adjusted net asset value less depreciation and amortization, admitted by the Income Tax Law. The ITAN rate is 0.4% for 2022 and 2024 applied to the amount of net assets that exceed S/ 1,000,000. It may be paid in cash or in nine consecutive monthly installments. The amount paid may be used as a credit against payments of the general income tax regime for taxable periods from March to December of the fiscal period for which the tax was paid until maturity. As of December 31, 2024, the Group recognized S/ 13,103 thousand in Other assets (S/ 12,365 thousand and S/ 10,033 thousand as of December 31, 2023 and 2022, respectively).

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

Transfer pricing

G.

For the purpose of determining the Income Tax, the transfer prices of transactions with related parties and with companies domiciled in countries or territories that are noncooperating or low or zero tax countries or territories, or with entities or permanent establishments whose income, revenues or gains from said contracts are subject to a preferential tax regime, must be supported by documented information on the valuation methods used and the criteria considered for their determination. On the basis of the analysis of the operations of the Group’s subsidiaries, Management and its internal legal advisors believe that, as a consequence of the application of these standards, contingencies of the subsidiaries domiciled in Peru, Colombia, Mexico and Luxembourg will not arise as of December 31, 2024, 2023 and 2022.

Review of tax administration

H.

The Peruvian and Colombian tax authorities are entitled to audit and, if applicable, to correct the income tax calculated by the Group’s entities within the four years following the year of the tax return filing. The Group’s income tax returns for the years 2018 through 2022 are open for review by the Peruvian and Colombian tax authority. The Mexican and Luxembourg tax authorities are entitled to audit and, if applicable, to correct the income tax calculated by the Group’s entities within the five years following the year of the tax return filing. The income tax returns for the years 2017 through 2022 are open for review by the Mexican and Luxembourg tax authorities.

I.	The Group’s sales tax returns are open for review by the Peruvian, Colombian, Mexican and Luxembourg tax authorities, in the same years indicated in the previous paragraph.

Value Added Tax (VAT)

J.	For Peruvian, Colombian, Mexican and Luxembourg companies, the value added tax (VAT) is 18%, 19%, 16% and 17%, respectively.

Uncertainty over income tax treatments

K.	The Group believes that its accrual for tax liabilities is adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience.

Pillar Two

L.

In Luxembourg, the Parliament adopted the bill of law 8292 implementing Council Directive (EU) 2022/2523 dated December 14, 2022 on ensuring a global minimum level of taxation for multinational enterprise groups and large-scale domestic groups in the EU, commonly known as Pillar Two, on December 20, 2023 and the law was published in the official gazette on December 22, 2023, therefore Lux Pillar Two is only effective as of January 1, 2024 and it has not been enacted in Peru, Colombia nor Mexico.

Management has analyzed the potential exposure of the Group to the Pillar Two, concluding that there is not any impact on the Group’s consolidated financial statements as of and for the year ended December 31, 2024 and Management also expects no significant impacts of Pillar Two in the coming years basically due to the following:

•	As of December 31, 2024, the consolidated Group’s revenue did not exceed EUR 750 million in at least two out of the last four years.

•	Management has no expectation to obtain an effective tax rate of 15% or less in Peru, Colombia or Mexico in the coming years.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

28.	Group Structure

The following table shows the companies that are part of the Group as of December 31, 2024, 2023 and 2022. All subsidiaries have been included in the consolidation:

In thousands of soles	Country of incorporation and operations	Percentage of common shares held by the Group (%)			Percentage of common shares held by the non-controlling interest
		2024	2023	2022	2024	2023	2022
Operating companies
Oncosalud S.A.C. (a)	Peru	99.99	78.79	78.79	0.01	21.21	21.21
Oncocenter Perú S.A.C. (b)	Peru	99.99	78.79	78.79	0.01	21.21	21.21
Servimédicos S.A.C. (b)	Peru	99.99	78.79	78.79	0.01	21.21	21.21
Clínica Bellavista S.A.C. (b)	Peru	99.99	78.79	78.79	0.01	21.21	21.21
Laboratorio Clínica Inmunológico Cantella S.A.C. (b)	Peru	99.99	78.79	78.79	0.01	21.21	21.21
Clínica Miraflores S.A. (b)	Peru	97.34	76.70	76.70	2.66	23.30	23.30
R&R Patólogos Asociados S.A.C. (b)	Peru	99.80	78.64	78.64	0.20	21.36	21.36
Clínica Vallesur S.A. (b)	Peru	88.23	69.53	69.53	11.77	30.47	30.47
GSP Trujillo S.A.C. (Clínica Camino Real) (b)	Peru	99.99	78.79	78.79	0.01	21.21	21.21
Medicser S.A.C. (Clínica Delgado) (b)	Peru	99.99	78.79	78.79	0.01	21.21	21.21
Patología Oncológica S.A.C. (b)	Peru	100.00	78.80	78.80	—	21.20	21.20
Oncogenomics S.A.C. (b)	Peru	100.00	78.80	78.80	—	21.20	21.20
Hospital y Clínica OCA S.A. de C.V. (a)	Mexico	100.00	100.00	78.80	—	—	21.20
DRJ Inmuebles, S.A. de C.V. (d)	Mexico	100.00	100.00	78.80	—	—	21.20
Inmuebles JRD 2000, S.A. de C.V. (d)	Mexico	100.00	100.00	78.80	—	—	21.20
Tovleja HG, S.A. (d)	Mexico	100.00	100.00	78.80	—	—	21.20
Dentegra Seguros Dentales, S.A.	Mexico	100.00	100.00	—	—	—	—
Oncomedica S.A. (a)	Colombia	68.81	55.16	55.16	31.19	44.84	44.84
Imat S.A.S. (a)	Colombia	68.81	55.16	55.16	31.19	44.84	44.84
Clínica Portoazul S.A. (b)	Colombia	61.00	48.07	48.07	39.00	51.93	51.93
Promotora Médica Las Américas S.A. (b)	Colombia	99.84	78.62	78.62	0.16	21.38	21.38
Laboratorio Médico Las Américas Ltda. (b)	Colombia	—	—	78.62	—	—	21.38
Instituto de Cancerología S.A. (a)	Colombia	99.84	78.62	78.62	0.16	21.38	21.38
Pre-operating companies
Consorcio Trecca S.A.C. (b)	Peru	99.99	99.99	99.99	0.01	0.01	0.01
Las Américas Farma Store S.A.S. (b)	Colombia	99.84	78.62	78.62	0.16	21.38	21.38
Cardio Imat S.A. (b)	Colombia	—	—	55.16	—	—	44.84
Intensivos Imat S.A. (b)	Colombia	—	—	55.16	—	—	44.84
Sociedad Radio-Oncológica de Montería S.A. (b)	Colombia	68.81	55.16	55.16	31.19	44.84	44.84
Non-operating companies
Inversiones Mercurio S.A.C. (b)	Peru	97.34	76.70	76.70	2.66	23.30	23.30
Holdings companies
Grupo Salud Auna México, S.A. de C.V. (c)	Mexico	100.00	100.00	78.80	—	—	21.20
Auna Colombia S.A.S. (c)	Colombia	100.00	78.80	78.80	—	21.20	21.20
Auna Salud S.A.C. (c)	Peru	99.99	78.80	78.80	0.01	21.20	21.20
GSP Inversiones S.A.C. (c)	Peru	99.99	78.79	78.79	0.01	0.01	0.01
Operador Estratégico S.A.C. (c)	Peru	99.99	99.99	99.99	0.01	0.01	0.01
Other subsidiaries
GSP Servicios Generales S.A.C. (d)	Peru	99.99	78.79	78.79	0.01	21.21	21.21
GSP Servicios Comerciales S.A.C. (d)	Peru	99.99	78.79	78.79	0.01	21.21	21.21
Pro Med Las Américas LLC (d)	USA	99.84	78.62	78.62	0.16	21.38	21.38

(a)	Mainly dedicated to providing oncologic healthcare services.
(b)	Mainly dedicated to providing services through health centers (inpatients and outpatients).

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

(c)	Holdings of the Group. Auna Colombia is a holding located in the Republic of Colombia and Grupo Salud Auna México, S.A. de C.V. is a holding located in the Republic of Mexico.
(d)	Mainly dedicated to providing the Group with internal administrative, commercial, real estate and management services.

As of December 31, 2024, the total non-controlling interest amounts to S/ 145,724 thousand (S/ 311,281 thousand and S/ 493,082 thousand as of December 31, 2023 and 2022, respectively).

29.	Financial Risk and Insurance Management

Due to its business, the Group assumes the risks inherent to its activities related to the insurance business, market, credit, liquidity and foreign currency.

Management is responsible for monitoring these risks, based on various measurement, analysis and control techniques to minimize potential effects, although the use of these mechanisms does not completely eliminate the inherent risk factors to which the Group is exposed.

Management is exposed to risks as a result of: (i) the use of financial instruments and (ii) the risks associated with the healthcare business. These risks have been categorized taking into consideration their nature and scope, as well as Management, which are described below.

A.	Insurance risk

Insurance activities expose the Group mainly to incidence risk (level of occurrence of the insured event), frequency risk (level of prevalence of the event once it has occurred) and control risk of the healthcare benefit cost.

The table below shows the actual amount of the cost of service in the Oncosalud Peru segment and includes the general healthcare plan called “Auna Salud.” It also shows a sensitivity analysis for the most relevant variables affecting this cost: the frequency (number of patients / number of plan members) and the average cost per patient.

In thousands of soles		Frequency	Frequency	Average cost per patient	Average cost per patient	Combined	Combined
2024
Change %		+5%	+10%	+5%	+10%	+5%	+10%
Cost of segment Oncosalud Peru	586,391	615,711	645,030	615,711	645,030	646,496	709,533
Frequency	4.29%	4.50%	4.72%	4.29%	4.29%	4.50%	4.72%
Average cost per patient	10.01	10.01	10.01	10.51	11.02	10.51	11.02
# of plan members	1,365,028	1,365,028	1,365,028	1,365,028	1,365,028	1,365,028	1,365,028

In thousands of soles		Frequency	Frequency	Average cost per patient	Average cost per patient	Combined	Combined
2023
Change %		+5%	+10%	+5%	+10%	+5%	+10%
Cost of segment Oncosalud Peru	502,807	527,947	553,088	527,947	553,088	554,345	608,396
Frequency	4.49%	4.71%	4.94%	4.49%	4.49%	4.71%	4.94%
Average cost per patient	8.82	8.82	8.82	9.26	9.70	9.26	9.70
# of plan members	1,270,930	1,270,930	1,270,930	1,270,930	1,270,930	1,270,930	1,270,930

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

In thousands of soles		Frequency	Frequency	Average cost per patient	Average cost per patient	Combined	Combined
2022
Change %		+ 5%	+ 10%	+ 5%	+ 10%	+ 5%	+ 10%
Cost of segment Oncosalud Peru	419,737	440,724	461,711	440,724	461,711	462,760	507,882
Frequency	4.23%	4.44%	4.65%	4.23%	4.23%	4.44%	4.65%
Average cost per patient	9.13	9.13	9.13	9.59	10.04	9.59	10.04
# of plan members	1,087,546	1,087,546	1,087,546	1,087,546	1,087,546	1,087,546	1,087,546

As of December 31, 2024, 2023 and 2022, reasonably possible changes in the most relevant variable of 5% and 10% could affect profit or loss by amounts shown below:

In thousands of soles	Fluctuations in variables (%)	2024	2023	2022
		Profit for the year	Profit for the year	Profit for the year
Frequency	5	(29,320)	(25,140)	(20,997)
Frequency	10	(58,639)	(50,281)	(41,995)
Average cost per patient	5	(29,320)	(25,140)	(20,997)
Average cost per patient	10	(58,639)	(50,281)	(41,995)
Combined	5	(60,105)	(51,538)	(43,044)
Combined	10	(123,142)	(105,589)	(88,189)

The Group adopts various mechanisms with the main objective of minimizing insurance risk as severity. Such mechanisms include the control of (i) price adequacy and (ii) healthcare benefit expenditures, in addition to selecting medical service providers based on various factors, such as specialization, experience, location, quality and cost of services.

The adequacy of prices relies on past actuarial analyses and more recent service levels, combined with future projections of more recently observed trends. Price risk affects only future cash flows since new rates will impact premium levels earned once cancer health contracts are renewed.

Within the Group, the type of product is an oncologic healthcare insurance contract and a general healthcare plan “Auna Salud,” both renewable annually. This enables the Group to review fees that respond fairly and quickly to the changes in service experience. The new fees are automatically applied at each renewal date; however, the client might not accept the increase, which would lead to the contract cancellation. This is a factor that significantly mitigates price risk. The Group does not enter into fixed premium contracts for a period longer than 12 months from the original date or the renewal date of the respective contracts.

Control risk of the cost of providing benefits (treatment and preventive care) is monitored through (i) pre-authorization of the service, (ii) use of a certain network of clinics and “agreed-upon” fees and (iii) monitoring adhesion to medical practice guides.

In general, the Group’s healthcare contracts contain terms and conditions establishing that only medical services are provided (the contracts benefits do not include refund or compensation amounts). Subject to specific circumstances, they provide reimbursement for medical expenses incurred in treatments related to chronic medical conditions.

In addition, when necessary, the Group negotiates its contracts with healthcare providers to obtain more favorable and competitive prices, to the extent possible. The Group also has a highly trained medical audit team who continually review invoices received from their service providers.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

One of the Group’s key procedures is to use strict criteria to accept the risk of new clients for corporate and individual cancer health plans. This process involves the analysis of the policyholder’s risk profile and pre-existing conditions, and is subject to certain approvals and other factors, under the rules and regulations issued by the local regulator in Peru.

Technical reserves risk

This is the risk that the technical reserves for healthcare insurance contracts may be insufficient to cover the obligations under the contracts. The reserve risk is not significant for the Group due to the short-term nature of the contracts which allows the Group to adjust fees as needed, together with the effectiveness of the model used to analyze and develop the assumptions underlying the pricing of the products.

The short-term nature of the Group’s contracts means that the variability of the assumptions used in determining final claims is not generally significant and can be adjusted as required. Claim development patterns are reviewed on an ongoing basis and used to update the amount of the provisions if required, therefore reducing the variability of the provision recognized in the consolidated financial statements.

The amount of the provision to cover claims incurred but not yet reported at the end of the year is not material due to the business integrated model, which means that the claims are recorded as they arise.

B.	Market risk

i.	Exchange risk

The Group and its subsidiaries invoice the rendering of local services in the currency of the country in which they operate, which enables them to meet their obligations in their functional currency. Exchange rate risk arises mainly from loans and other liabilities held in U.S. dollars. To mitigate this risk, as of December 31, 2024, 2023 and 2022, the Group used derivative financial instruments to hedge the exposure to exchange rate risk, for more than 90% of its financial obligations.

As of December 31, the Group has the following assets and liabilities stated in U.S. dollars, COP and MXN:

In thousands of	2024			2023			2022
	US$	COP	MXN	US$	COP	MXN	US$	COP
Assets
Cash and cash equivalents	14,629	67,383,971	156,086	19,545	68,198,988	101,537	10,026	77,781,245
Trade accounts receivable	2,501	732,206,977	506,029	2,349	592,832,974	573,760	1,214	467,080,290
Other assets	2,033	67,499,144	62,643	1,431	53,926,570	46,428	38,063	41,846,383
Derivative financial instruments	16,185	—	37,005	22,175	—	—	21,693	—

	35,348	867,090,092	761,763	45,500	714,958,532	721,725	70,996	586,707,918

Liabilities
Loans and borrowings	(484,903)	(843,882,862)	(6,863,633)	(572,514)	(713,312,165)	(5,263,563)	(430,734)	(230,983,211)
Lease liabilities	(29,068)	(51,441,394)	—	(18,335)	(53,098,486)	—	(20,111)	(43,374,862)
Trade accounts payable	(20,069)	(513,900,964)	(665,868)	(14,122)	(426,350,789)	(340,669)	(8,167)	(297,235,534)
Other accounts payable	(4,740)	(136,340,317)	(484,050)	(26,479)	(308,351,354)	(948,193)	(24,006)	(254,525,182)
Derivative financial instruments	(1,034)	—	(210,787)	—	—	—	(4,004)	—

	(539,814)	(1,545,565,537)	(8,224,338)	(631,450)	(1,501,112,794)	(6,552,425)	(487,022)	(826,118,789)

Liability position, net	(504,466)	(678,475,445)	(7,462,575)	(585,950)	(786,154,262)	(5,830,700)	(416,026)	(239,410,871)

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

As of December 31, the exchange rate, used by the Group to translate the balances of assets and liabilities into foreign currency, has been published by the Peruvian Banking, Insurance and Pension Plan Agency (SBS), as follows:

In soles	2024	2023	2022
US$ 1 - Exchange rate - Buy (assets)	3.758	3.705	3.808
US$ 1 - Exchange rate - Sale (liabilities)	3.770	3.713	3.820
COP 1 - Exchange rate	0.000854	0.000957	0.000786
MXN 1- Exchange rate	0.182513	0.219083	0.195792

The Group recorded loss for net exchange difference of S/ 41,709 thousand in 2024, gain of S/ 75,852 thousand in 2023 and loss of S/ 57,771 thousand in 2022.

As of December 31, 2024, 2023 and 2022, a reasonably possible strengthening (weakening) of the U.S. dollar against the Peruvian Sol, COP and MXN at December 31 would have affected the measurement of financial instruments denominated in a foreign currency and affected equity and profit or loss by the amounts shown below:

In thousands of soles	Fluctuations in exchange rates (%)	2024		2023		2022
		Profit or loss for the fiscal year	Other comprehensive income	Profit or loss for the fiscal year	Other comprehensive income	Profit or loss for the fiscal year	Other comprehensive income
Weakening	5	97,959	(2,847)	112,908	(4,108)	82,869	(3,368)
Weakening	10	195,919	(5,694)	225,815	(8,216)	165,738	(6,736)
Strengthening	5	(97,959)	2,847	(112,908)	4,108	(82,869)	3,368
Strengthening	10	(195,919)	5,694	(225,815)	8,216	(165,738)	6,736

ii.	Interest rate risk

The Group adopts a policy of ensuring as a minimum 80% of its interest rate risk exposure is at a fixed rate. This is achieved by entering into fixed-rate instruments and partly by borrowing at a floating rate and using interest rate swaps as hedges of the variability in cash flows attributable to movements in interest rates.

The Group determines the existence of an economic relationship between the hedging instrument and hedged item based on the reference interest rates, tenors, repricing dates and maturities and the notional or par amounts. The Group assesses whether the derivative designated in each hedging relationship is expected to be effective in offsetting changes in cash flows of the hedged item using the hypothetical derivative method. As of December 31, 2024, the Group have financial derivative instruments in order to cover interest rate (Note 8).

As of December 31, 2024, a reasonably possible strengthening (weakening) of interest rates as of December 31 would have affected results by the amounts shown below:

In thousands of Soles	Fluctuations in interest rates (%)	2024
		Profit or (loss) for the fiscal year
Decrease	5	165,270
Decrease	10	330,642
Increase	5	(165,167)
Increase	10	(330,232)

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

C.	Credit risk

The Group’s financial assets are exposed to credit risk concentrations mainly comprising bank deposits and trade accounts receivable. Regarding bank deposits, the Group reduces the likelihood of credit risk concentrations because it keeps its deposits and places its cash investments at first-class financial entities and limits the amount of exposure to credit risk in any of such financial entities.

Regarding trade accounts receivable, the significant credit risk concentrations, individual or group, are mitigated since the Group’s policy is to monitor the payment behavior of customers and their financial position to comply with the respective payments on a regular basis (note 5).

As of December 31, the exposure to credit risk of trade accounts receivable was the following:

In thousands of soles	2024	2023	2022
Peru	285,716	199,527	161,252
Colombia	662,272	580,450	374,627
México	96,533	126,657	77,427

	1,044,521	906,634	613,306

D.	Liquidity risk

The prudent liquidity risk management involves maintaining enough cash and cash equivalents and the possibility of finding and/or obtaining funding through an adequate quantity of credit sources.

The Group has adequate levels of cash and cash equivalents considering:

•	Auna S.A. can finance its current assets (accounts receivable, inventories and others) with current liabilities (accounts payable, deferred revenue and others).

•	Auna S.A. analyses the maturity of its debts to identify any refinancing required to maintain an appropriate debt structure.

•

Not considering growth capex (new hospitals, acquisitions, etc.), Auna has enough cash flow from operations to finance its maintenance capex, current debt service (interest and principal), dividends and a portion of growth capex.

•	Growth capex is financed mainly by long-term debt and cash flow from operations. In some cases, by capital contribution (for example: acquisition of PMLA and Hospital y Clínica OCA).

•

In addition, Auna has revolving credit lines of S/ 600,054 thousand to use in case of cash flow needs. As of December 31, 2024, the Group had S/ 446,068 thousand drawn and S/ 153,986 thousand of availability under the revolving credit facility. As of December 31, 2023, the Group had S/ 348,178 thousand drawn and S/ 139,283 thousand of availability under the revolving credit facility.

•

These credit lines are renewed every year. The interest rate applicable for the lines in Peru is a fixed rate that is agreed upon with the bank before the reception of the cash in Auna accounts and depends on the credit terms (up to 180 days). In the case of Colombia and Mexico lines, the interest rates applicable are a floating rate. The credit revolving lines available for Auna are with the following banks in Perú: Scotiabank: S/ 100,000 thousand; Banbif: S/ 18,820 thousand; BBVA: S/ 37,640 thousand; BCP: S/ 45,168 thousand; Interbank: S/ 15,056 thousand; Citibank: S/ 57,966 thousand; Pichincha: S/ 30,112 thousand, Santander: S/ 94,100 thousand and GNB: S/ 9,500 thousand. The available credit revolving lines in Colombia are around S/ 113,212 thousand and in Mexico are around S/ 78,480.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

In addition, the Group monitors its liquidity risk based on the plans and guidelines established by Management.

The following table analyzes the Group’s financial liabilities classified per maturity based on the remaining contractual period as of the date of the consolidated statement of financial position. The amounts disclosed are contractual cash flows.

In thousands of soles	Carrying amount	Contractual cash flows	Less than 1 year	From 1 to 2 years	From 3 to 5 years	More than 5 years
2024
Trade accounts payable	934,006	934,006	931,265	2,741	—	—
Other accounts payable (*)	148,155	174,601	83,955	36,820	53,826	—
Loans and borrowings (**)	3,619,774	5,048,548	1,041,977	650,674	3,288,042	67,855
Lease liabilities (**)	147,888	198,425	43,275	38,391	68,084	48,675
Derivative financial instruments	42,370	51,226	15,895	15,932	19,399	—

	4,892,193	6,406,806	2,116,367	744,558	3,429,351	116,530

2023
Trade accounts payable	753,255	753,255	749,349	3,906	—	—
Other accounts payable (*)	459,606	465,466	248,769	65,109	151,588	—
Loans and borrowings (**)	3,761,582	5,557,229	785,301	821,223	2,821,724	1,128,981
Lease liabilities (**)	158,045	218,196	44,295	40,231	73,425	60,245

	5,132,488	6,994,146	1,827,714	930,469	3,046,737	1,189,226

2022
Trade accounts payable	513,383	513,383	513,310	73	—	—
Other accounts payable (*)	406,691	532,748	224,522	22,113	286,113	—
Loans and borrowings (**)	3,348,647	3,845,977	2,333,506	108,937	1,333,160	70,374
Lease liabilities (**)	162,922	224,037	38,794	36,363	77,674	71,206
Derivative financial instruments	15,317	15,317	15,317	—	—	—

	4,446,960	5,131,462	3,125,449	167,486	1,696,947	141,580

(*)	They do not include taxes payable, remunerations and other benefits payable.
(**)	They include contractual interest.

Management monitors the risk related to the liabilities included in the above-mentioned categories, and considers obtaining enough credit lines and having working capital to comply with the plans established by Management.

The Group manages the excess cash flow investing in short-term investments. In addition, at the end of fiscal years 2024, 2023 and 2022, the Group has credit lines for working capital that have not been used or used partially, which are enough to comply with short- and medium-term obligations.

The Group also participates in a supplier finance arrangement with the principal purpose of facilitating efficient payment processing of supplier invoices and providing the willing suppliers early payments terms compared with the related invoice payment due date. The arrangement allows the Group to centralize payments of trade payables to the bank rather than paying each supplier individually. From the Group’s perspective, the arrangement does not significantly extend payment terms beyond the normal terms agreed with other suppliers that are not participating.

E.	Capital risk management

The Group’s objectives in managing capital is to safeguard its capacity to continue as a going concern generating return to its shareholders and benefits to other stakeholders. The Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares, or sell assets to reduce its debt to maintain or adjust the capital structure.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

During the year ended December 31, 2024, 2023 and 2022, the Group’s strategy was to maintain a leverage ratio not higher than 1.0. Based on this strategy, the Group maintains a leverage ratio of 0.68 in 2024 (0.66 and 0.67 in 2023 and 2022, respectively) as shown below:

In thousands of soles	2024	2023	2022
Total loans and borrowings	3,619,774	3,761,582	3,348,647
Less: Cash and cash equivalents	(235,745)	(241,133)	(208,694)

Net debt (A)	3,384,029	3,520,449	3,139,953

Plus: Total equity	1,622,940	1,776,566	1,558,061

Total adjusted equity (B)	5,006,969	5,297,015	4,698,014

Leverage ratio (A)/(B)	0.68	0.66	0.67

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

F.	Accounting classification and fair value

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

	Carrying amount					Fair value
In thousands of soles	FVOCI – debt instruments	Fair value hedging instruments	Financial assets at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
As of December 31, 2024
Financial assets measured at fair value
Other investments	100,510	—	—	—	100,510	100,510	—	—	100,510
Derivative financial instruments	—	67,472	—	—	67,472	—	67,472	—	67,472

	100,510	67,472	—	—	167,982	100,510	67,472	—	167,982

Financial assets not measured at fair value
Cash and cash equivalents	—	—	235,745	—	235,745	—	—	—	—
Trade accounts receivable	—	—	962,457	—	962,457	—	—	—	—
Other assets (*)	—	—	42,063	—	42,063	—	—	—	—

	—	—	1,240,265	—	1,240,265	—	—	—	—

Financial liabilities measured at fair value
Derivative financial instruments	—	42,370	—	—	42,370	—	42,370	—	42,370

	—	42,370	—	—	42,370	—	42,370	—	42,370

Financial liabilities not measured at fair value
Loans and borrowings	—	—	—	3,619,774	3,619,774	—	3,768,101	—	3,768,101
Lease liabilities	—	—	—	147,888	147,888	—	—	—	—
Trade accounts payable	—	—	—	934,006	934,006	—	—	—	—
Other accounts payable (**)	—	—	—	148,155	148,155	—	—	—	—

	—	—	—	4,849,823	4,849,823	—	3,768,101	—	3,768,101

(*)	They do not include taxes receivable and prepayments.
(**)	They do not include taxes payable, prepayments and labor liabilities.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

	Carrying amount					Fair value
In thousands of soles	FVOCI – debt instruments	Fair value hedging instruments	Financial assets at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
As of December 31, 2023
Financial assets measured at fair value
Other investments	93,421	—	—	—	93,421	93,421	—	—	93,421
Derivative financial instruments	—	82,213	—	—	82,213	—	82,213	—	82,213

	93,421	82,213	—	—	175,634	93,421	82,213	—	175,634

Financial assets not measured at fair value
Cash and cash equivalents	—	—	241,133	—	241,133	—	—	—	—
Trade accounts receivable	—	—	861,336	—	861,336	—	—	—	—
Other assets (*)	—	—	35,798	—	35,798	—	—	—	—

	—	—	1,138,267	—	1,138,267	—	—	—	—

Financial liabilities measured at fair value
Contingent consideration	—	—	—	64,008	64,008	—	—	64,008	64,008
Put liability	—	—	—	121,636	121,636	—	—	121,636	121,636

	—	—	—	185,644	185,644	—	—	185,644	185,644

Financial liabilities not measured at fair value
Loans and borrowings	—	—	—	3,761,582	3,761,582	—	3,930,474	—	3,930,474
Lease liabilities	—	—	—	158,045	158,045	—	—	—	—
Trade accounts payable	—	—	—	753,255	753,255	—	—	—	—
Other accounts payable (**)	—	—		273,962	273,962	—	—	—	—

	—	—	—	4,946,844	4,946,844	—	3,930,474	—	3,930,474

(*)	They do not include taxes receivable and prepayments.
(**)	They do not include taxes payable, prepayments and labor liabilities.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

	Carrying amount					Fair value
In thousands of soles	Fair value hedging instruments	Financial assets at amortized cost	Other financial liabilities	Total	Level 2	Level 3	Total
As of December 31, 2022
Financial assets measured at fair value
Derivative financial instruments	82,606	—	—	82,606	82,606	—	82,606

	82,606	—	—	82,606	82,606	—	82,606

Financial assets not measured at fair value
Cash and cash equivalents	—	208,694	—	208,694	—	—	—
Trade accounts receivable	—	589,308	—	589,308	—	—	—
Other assets (*)	—	127,469	—	127,469	—	—	—

	—	925,471	—	925,471	—	—	—

Financial liabilities measured at fair value
Derivative financial instruments	15,317	—	—	15,317	15,317	—	15,317
Contingent consideration	—	—	69,470	69,470	—	69,470	69,470
Put liability	—	—	136,938	136,938	—	136,938	136,938

	15,317	—	206,408	221,725	15,317	206,408	221,725

Financial liabilities not measured at fair value
Loans and borrowings	—	—	3,348,647	3,348,647	3,115,560	—	3,115,560
Lease liabilities	—	—	162,922	162,922	—	—	—
Trade accounts payable	—	—	513,383	513,383	—	—	—
Other accounts payable (**)	—	—	200,283	200,283	—	—	—

	—	—	4,225,235	4,225,235	3,115,560	—	3,115,560

(*)	They do not include taxes receivable and prepayments.
(**)	They do not include taxes payable, prepayments and labor liabilities.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

G.	Measurement of fair values

i.	Valuation techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 2 fair values at December 31, 2024 and Level 2 and Level 3 fair values at 2023 and 2022 for financial instruments measured at fair value in the statement of financial position, as well as the significant unobservable inputs used. Related valuation processes are described in note 3.

Financial instruments measured at fair value

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value
Put liability (note 17)	Discounted cash flows: The valuation model considers the present value of the expected future payments, discounted using a risk-adjusted discount rate.	• Expected cash flows (December 31, 2023: COP 140,549,846 thousand). Risk-adjusted discount rate (8.00% – 13.80%).	The estimated fair value would increase (decrease) if: • the expected cash flows were higher (lower); or • the risk-adjusted discount rate were lower (higher).

Contingent consideration (note 17)	Discounted cash flows: The valuation model considers the present value of the expected future payments, discounted using a risk-adjusted discount rate.	• Expected cash flows (December 31, 2023: COP 66,884,414 thousand). • Risk-adjusted discount rate (December 31, 2023: 12.3% – 12.71%).	The estimated fair value would increase (decrease) if: • the expected cash flows were higher (lower); or • the risk-adjusted discount rate were lower (higher).

Derivatives financial instruments (note 8)

For the Options:

Garman–Kohlhagen: The fair value is determined using this model that treats foreign currencies as if they are equity securities that provide a known dividend yield, which uses the following inputs: Spot rate at the valuation date, strike price, implicit volatility, and risk-free rate in both currencies.

For long-forward/swap:

Interest rate parity: Consists of estimating the present value of the future profit (loss) generated by the forward/swap contract. The gain or loss is calculated as the difference between the forward exchange rate estimated according to the market and the strike.

		Not applicable	Not applicable

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

ii.	Sensitivity analysis

For the fair value of contingent consideration and put liability, reasonably possible changes at December 31, 2023 and 2022 to one of the significant unobservable inputs, holding other inputs constant, would have the following effects. As of December 31, 2024 the contingent consideration does not have effect.

	December 31, 2023
In thousands of soles	Increase	Decrease
Contingent consideration	Profit or loss
Expected cash flows (10% movement)	(7,005)	7,005
Risk-adjusted discount rate (1% movement (100 bps))	(469)	469

Put liability	Other comprehensive loss
Expected cash flows (10% movement)	(2,227)	2,227
Risk-adjusted discount rate (1% movement (100 bps))	—	—

	December 31, 2022
In thousands of soles	Increase	Decrease
Contingent consideration	Profit or loss
Expected cash flows (10% movement)	(6,893)	6,893
Risk-adjusted discount rate (1% movement (100 bps))	153	(154)

Put liability	Other comprehensive loss
Expected cash flows (10% movement)	(2,507)	2,507
Risk-adjusted discount rate (1% movement (100 bps))	888	(914)

30.	Commitments, Guarantees and Contingencies

A.	Commitments

As of December 31, 2024, 2023 and 2022, no commitments to be reported have been identified.

B.	Guarantees

As of December 31, 2024, 2023 and 2022, the Group has the following guarantees:

•

Guarantee letters in financial institutions for S/ 20,979 thousand in favor of third parties in order to ensure compliance with providing healthcare services (2023: S/ 16,166 thousand and 2022: S/ 109,467 thousand).

•

Guarantee to cover a financial loan for a total of S/ 250,628 thousand. In favor of Scotiabank Perú S.A.A. S/ 113,000 thousand; in favor of Banco Interamericano de Finanzas S/ 39,522 thousand; in favor of Banco Interbank S/ 9,410 thousand; in favor of Banco de Credito del Peru S/ 31,056; and in favor of Citibank S/ 57,640 (2023: S/ 113,000 thousand in favor of Scotiabank Perú S.A.A., S/ 39,872 thousand in favor of Banco Interamericano de Finanzas, S/ 27,336 thousand in favor of Banco de Credito del Peru, in 2022: S/ 113,000 thousand in favor of Scotiabank Perú S.A.A., S/ 41,000 thousand in favor of Banco Interamericano de Finanzas, S/ 9,535 thousand in favor of Banco Interbank, S/ 14,303 thousand in favor of Banco de Credito del Peru and S/ 57,901 thousand in favor of Citibank.

•

The Group maintains properties in mortgage in favor of Scotiabank Perú S.A.A. for S/ 21,195 thousand related to loans received (S/ 20,886 thousand as of December 31, 2023 and S/ 21,477 thousand as of December 31, 2022) and Mexico for S/ 3,199,400 thousand as of December 31, 2024 (S/ 3,152,650 thousand as of December 31, 2023).

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

•

Colombian subsidiaries maintain guarantee trust for S/ 45,322 thousand to guarantee compliance with the proceeds of their sale (2023: S/ 50,788 thousand and 2022 S/ 41,713 thousand) and a guarantee pledge of its machinery for S/ 10,452 thousand (S/ 11,713 thousand as of December 31, 2023 and S/ 9,620 thousand as of December 31, 2022) and leasing guarantees for S/ 47,180 thousand (S/ 49,109 thousand as of December 31, 2023).

•	The 99.99% of the shares of Mexican Subsidiaries and the 70% of the shares of Oncomedica S.A. are pledged to guarantee bank loans.

•

The Company and its subsidiaries engage as issuer and guarantors, respectively, in the issuance and placement of Senior Notes at a rate of 10.00% with maturity in 2029, in the international market, under Rule 144A and Regulation S of the United States Securities Act of 1993 for up to US$ 310,837 thousand or equivalent in local currency.

•	The Company and its subsidiaries engage as co-debtor and guarantors, respectively, in the Credit Agreement dated December 10,2023 for up to US$ 550,000 thousand or equivalent in local currency.

C.	Contingencies liabilities

As of December 31, 2024, 2023 and 2022, the Group maintains various judicial processes (labor, regulatory, civil, tax), that Management evaluated as possible. If the defense against those actions is unsuccessful, then fines and legal costs could amount to S/ 46,464 thousand, S/ 41,143 thousand and S/ 35,936 thousand, respectively.

31.	Related Parties

As of December 31, this caption includes the following:

	Transaction value			Outstanding balances
In thousands of soles	2024	2023	2022	2024	2023	2022
Sales of oncologic healthcare services
Joint ventures	50	35	144	234	236	247
Associates	—	—	—	—	—	—
Others	6,135	1,151	33	2,957	1,234	1,895

	6,185	1,186	177	3,191	1,470	2,142

Cost of sales of oncologic healthcare services
Joint ventures	3,929	3,791	3,270	1,076	1,096	1,182
Associates	15,878	12,164	8,110	3,473	2,574	1,945
Others	13,032	10,747	7,896	3,160	3,185	3,353

	32,839	26,702	19,276	7,709	6,855	6,480

Administrative expenses
Services provided by related parties (v)	1,844	2,620	3,355	630	816	1,329
Other management charges	4,521	2,844	5,419	4,439	1,452	200

	6,365	5,464	8,774	5,069	2,268	1,529

Selling expenses
Services provided by related parties (vi)	1,761	1,106	1,036	396	123	95

	1,761	1,106	1,036	396	123	95

Finance income
Loans and related interest from related parties	71	—	—	1,952	—	—

	71	—	—	1,952	—	—

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

All outstanding balances with these related parties are priced on an arm´s-length basis. None of the balances is secured. No expense has been recognized in the current year or prior year of loss for impairment of trade receivables in respect of amounts owed by related parties. No guarantees have been given or received.

(i)	Compensation to key personnel

For the year ended December 31, 2024 the compensation paid to the key Management of the subsidiaries located in Peru amounts to S/ 99,505 thousand (S/ 81,674 thousand and S/ 84,978 thousand for the years ended December 31, 2023 and 2022, respectively). In Colombian subsidiaries, the amount is S/ 23,230 thousand for the year ended December 31, 2024 (S/ 14,844 thousand and S/ 14,022 thousand for the year ended December 31, 2023 and 2022) and in Mexican subsidiaries, the amount is S/ 60,132 thousand for the year ended December 31, 2024 (S/ 55,556 thousand for the year ended December 31, 2023). Also, for the year ended December 31, 2024 expenses were recognized for S/ 9,145 thousand corresponds to share based payment (S/ 3,675 thousand as of December 31, 2023) (note 21.a) to non-executive members of the Board and employees.

(ii)	Advances and loans granted to the Members of the Management and Supervisory Bodies

The Group has not granted any advances or commitments, loans and guarantees granted on their behalf related to pension funds, life insurances and other similar concepts and other long-term benefits other than share-based payments to its key Management personnel, including Directors of the Company and Supervisory Bodies.

(iii)	Compensation to directors

For the year ended December 31, 2024, 2023 and 2022, the compensation paid to the board of directors amounts to S/ 5,781 thousand, S/ 5,027 thousand and S/ 4,006 thousand, respectively.

(iv)	Medical services

For the year ended December 31, 2024, 2023 and 2022, certain directors provided medical services to the Group. For their medical services, they have received customary compensation and benefits commensurate with their level of responsibility within the Company, aligned with the compensation paid to other physicians and medical professionals of similar stature employed by the Group.

In addition, the Group reimbursed certain expenses incurred in connection with providing these services, such as rent for office space, phone expenses, certain taxes, purchase of medical books and travel expenses related to attendance at conferences on behalf of the Group.

(v)	Management expenses

For the year ended December 31, 2024, administrative expenses provided to the Group by Enfoca, corresponded mainly to reimbursements related to travel and other expenses of S/ 9 thousand. For the year ended December 31, 2023 and 2022, administrative expenses provided to the Group by Enfoca corresponded mainly to management services of S/ 1,229 thousand and S/ 2,451 thousand, respectively, and reimbursements related to consultant fees and travel expenses of S/ 445 thousand and S/ 904 thousand, respectively.

(vi)	Selling expenses

For the year ended December 31, 2024, 2023 and 2022, selling expenses provided to the Group by companies related to shareholders corresponded mainly to sales commission and advertisement of S/ 1,761 thousand, S/ 1,106 thousand and S/ 1,036 thousand, respectively.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

32.	Insurance Contract Liabilities

The movement for the years ended December 31, 2024 and 2023 is as follows:

	2024				2023
		Liabilities for incurred claims				Liabilities for incurred claims
In thousands of soles	Liabilities for remaining coverage	Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Total	Liabilities for remaining coverage	Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Total
Balances as of January 1	31,039	8,560	254	39,853	8,626	2,829	244	11,699
Changes in the statement of profit or loss and OCI	—	—	—	—	—	—	—	—

Insurance revenue	(1,052,958)	—	—	(1,052,958)	(914,182)	—	—	(914,182)

Insurance service expenses
Incurred claims and other insurance service expenses	—	47,631	—	47,631	—	41,423	—	41,423
Amortization of insurance acquisition cash flows	129,973	—	—	129,973	140,438	—	—	140,438
Adjustments to liabilities for incurred claims	—	—	(7)	(7)	—	—	10	10

Total insurance service expenses	129,973	47,631	(7)	177,597	140,438	41,423	10	181,871

Total insurance service result	(922,985)	47,631	(7)	(875,361)	(773,744)	41,423	10	(732,311)

Effect of movements in exchange rates	(520)	(631)	(2)	(1,153)	603	119	—	722

Total changes in the statement of profit or loss and OCI	(923,505)	47,000	(9)	(876,514)	(773,141)	41,542	10	(731,589)

Cash flows
Premiums received	1,047,445	—	—	1,047,445	935,888	—	—	935,888
Claims and other insurance service expenses paid	—	(47,452)	—	(47,452)	—	(39,115)	—	(39,115)
Insurance acquisition cash flows	(153,234)	—	—	(153,234)	(139,329)	—	—	(139,329)

Total cash flows	894,211	(47,452)	—	846,759	796,559	(39,115)	—	757,444

Acquired through business combinations	—	—	—	—	(1,005)	3,304	—	2,299

Closing assets	—	—	—	—	—	—	—	—

Closing liabilities	1,745	8,108	245	10,098	31,039	8,560	254	39,853

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

Liability for Incurred Claims (LIC)

These provisions include the reserve for events incurred but not reported (IBNR), the claims pending settlement reserve and the risk adjustment for non-financial risk to the condensed consolidated financial statement date. As of December 31, 2024, 2023 and 2022, the reserves of the oncology healthcare plans and the general healthcare plan called “Auna Salud” were determined using a reserving model based on a mix of several methods. As of December 31, 2024, 2023 and 2022, the key assumptions of the oncologic healthcare plans and the general healthcare plan include the evolution of past claims, which are projected in the future.

Insurance expenses

The insurance expenses incurred by Oncosalud S.A.C. are presented in its separate financial statements for the years ended December 31, 2024, 2023 and 2022.

The insurance expenses incurred by Oncosalud S.A.C. are as follows:

	Cost of sales and services (i)
In thousands of soles	2024	2023	2022
Medicines	263,613	195,114	167,278
Room service for inpatients	36,196	116,171	34,091
Medical consultation fees	88,966	34,483	41,334
Auxiliary services and clinical laboratory	114,042	26,434	122,800
Surgery fees	25,165	66,341	20,934
Insurance contracts	5,604	3,279	2,138

	533,586	441,822	388,575

(i)

These expenses are included in the cost of sales and services in our consolidated statement of profit or loss and other comprehensive income after deducting the margin markup. For the years ended December 31, 2024, 2023 and 2022, the margin applied was calculated using the same basis as what we charge third parties for these services, and the overall average margin applied in each period was 24%, 17% and 18%, respectively.

Due to the vertical integration of the Group’s companies, these insurance expenses incurred by Oncosalud S.A.C. and the corresponding trade and other accounts payable are eliminated with the transactions performed with Oncocenter Perú S.A.C. and the Company’s healthcare services subsidiaries (see note 26.b.i.)

33.	Share-Based Payments

A.	Description of share-based payment arrangements

The Company provides share-based payments, which are equity settled, since they provide the participants the right to be compensated with a specific number of Company’s shares instead of receiving a payment based on the value of the Company’s shares.

During 2023, the Board of Directors approved the Equity incentive plans. As of December 31, 2024, the Group has share-based payments plans for non-executive members of the Board and employees.

i.	Restricted shares plan

The award 2024 plan granted on January 1, 2024, has a vesting period ending on January 1, 2025. The restricted shares became non-forfeitable as of its respective vesting date, with settlement date following this vesting period.

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

The following table illustrates the movements in Restricted Shares under the Plans as of December 31, 2024:

Grand date/ Directors entitled	Number of shares in thousands	Vesting conditions	(In thousands of soles)
			2024	2023
Award 2024 - Grant to Directors on January 1, 2024	43	1 year service from grant date	1,131	—
Award 2023 - Grant to Directors on December 8, 2023	53	1 month service from grant date	—	3,675

As of December 31, 2024, the Group recognized S/ 1,131 thousand to the personnel expenses (S/ 3,675 thousand as of December 31, 2023), note 21 (a).

ii.	Option and restricted stock unit plans

During 2024, the Company signed the long-term incentive plan seeks to drive the achievement of the company’s performance targets, along with providing an element of retention, allowing employees to obtain part of the shares of the company. They will be able to exercise the stock rights after a period of continuous employment and additional conditions depending on the case.

The following table illustrates the long-term incentive plans as of December 31, 2024:

Incentive plans / Vesting Commencement Date	Number of options / shares in thousands	Vesting conditions	Contractual life of options / shares	(In thousands of soles) 2024
Performance-Based Option Agreement on March 21, 2024	2,661	3 years’ service from grant date	10 years	6,655
Long-Term Incentive Management on March 21, 2024	600	4 years’ service from grant date	5 years	195
Restricted Stock Unit on March 21, 2024	161	3 years’ service from grant date	3 years	1,164

As of December 31, 2024, the Group recognized S/ 8,014 thousand to the personnel expenses note 21(a).

B.	Measurement of grant date fair values

The grant-date fair value of equity-settled share-based payment arrangements granted to employees is generally recognized as an expense with different methods during the vesting period, with a corresponding increase in equity, over the vesting period of the awards.

The following table illustrates the different methods of incentive plans for December 31, 2024:

Incentive plans	Year	Methodology of fair value	Grace period	Number of options / shares in thousands	Annual volatility	Risk- free rate	Weighted average of fair value of options / shares (in soles)	Vesting status
Performance-Based Option Agreement	2024	Binomial	21/03/2024 to 21/03/2027	2,661	33.54%	4.83%	9.61	Partially vested
Long-Term Incentive Management	2024	Black Scholes	21/03/2024 to 21/03/2028	600	33.54%	3.63%	1.25	Partially vested
Restricted Stock Units	2024	Market value	21/03/2024 to 21/03/2027	161	—	—	27.71	Partially vested

Auna S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

34.	Auditor Fees

The fees in relation to the audit and related services for the years ended December 31, 2024, 2023 and 2022 provided by Emmerich, Córdova y Asociados S. Civil de R.L. and KPMG foreign members firm, the external auditor of the Group, were as follows:

	Year ended December 31,
In thousands of soles	2024	2023	2022
Audit services fees (i)	5,445	10,417	5,402
Tax services fees	387	119	—
Other non-audit fees	88	102	42

Total	5,920	10,638	5,444

(i)

As of December 31, 2023 Audit services fees include S/ 6,927 thousand (S/ 3,114 thousand as of December 31, 2022). In 2023 corresponds to costs related to public offering efforts which were included as costs of anticipated equity transactions in Other Assets (note 6).

The fees in relation to the statutory audit in Luxembourg and related services for the year ended December 31, 2024 provided by Atwell S.à r.l. the statutory auditor of the Group was S/ 665 thousand.

35.	Subsequent Events

Between January 1, 2025 and until the date of issuance of these financial statements (April 10, 2025), no additional events or events of importance have occurred that require adjustments or disclosures to the consolidated financial statements as of December 31, 2024, except for the following events:

On January 16, 2025, the Board of Directors approved to increase the share capital by S/ 2 thousand through capitalization from “Share Premium”. This amount corresponds to the shares from the Restricted Share Awards 2024 (note 33).

In January 2025, the Group modified its Call spreads to renegotiate them into one for a total of US$ 108,000 thousand in a new range from S/ 3.713 to S/ 4.20 per US$ 1.