Form 20-F/A
period 2024-12-31
AUNA S.A.
filed 2025-05-07
CIK 1799207

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F/A
Amendment No. 1

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
☐ Item 17   ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act).
Yes ☐   No ☒

PCAOB ID: 2282	Auditors Name: Emmerich, Córdova y Asociados S. Civil de R.L .	Location: Lima, Peru

EXPLANATORY N
OTE
This Amendment No. 1 to the Annual Report on Form 20-F of Auna S.A. (the “Company”) amends the Co mpan
y’s Annual Report on Form 20-F for the year ended December 31, 2024 (the “Original 20-F”), which was filed with the Securities and Exchange Commission on April 10, 2025. The Company is filing this Amendment No. 1 solely to update Item 16J and Item 16K, as well as to furnish Exhibit 101, in each case, in eXtensible Business Reporting Language (XBRL).
Except as described above, this Amendment No. 1 does not amend any information set forth in the Original 20-F, and the Company has not u pdate
d disclosures included therein to reflect any events that occurred subsequent to April 10, 2025.

Item 16J. Insider Trading Policies.
We have adopted insider trading policies and procedures applicable to our directors, officers and em ploy
ees, and have implemented processes for the Company that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations, and the NYSE Corporate Governance Standards. Our Insider Trading Policy prohibits our directors, officers, employees and related persons and entities from (i) trading in securities of Auna and other companies while in possession of material, nonpublic information, (ii) disclosing material, nonpublic information of Auna, or another publicly traded company, to others who may trade on the basis of that information. Our Insider Trading Policy also requires that our directors, officers, certain employees and related persons only transact in Auna securities during an open window period, subject to limited exceptions. Our executive officers and directors must also comply with additional trading restrictions and disclosure requirements. The foregoing summary of our insider trading policies and procedures does not purport to be complete and is qualified by reference to our Insider Trading Policy, a copy of which can be found as Exhibit 11.2 to this annual report on Form
20-F.
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
aw
aren
ess program designed to educate employees on identifying, mitigating, and preventing cybersecurity risks. This program includes monthly training sessions, with all employees required to participate in periodic training focused on confidentiality, security practices, and evolving threat landscapes. Despite our proactive efforts, we recognize that cybersecurity threats remain a constant and evolving challenge, and we are committed to continually enhancing our defenses to address these risks effectively.

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

PART III

ITEM 19. EXHIBITS

Exhibit No.	Exhibit

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on Form 20-F on its behalf.

AUNA S.A.

May 7, 2025

By:	/s/ Gisele Remy Ferrero
Name: Gisele Remy Ferrero
Title: Chief Financial Officer and Executive Vice President

Auna S.A. and Subsidiaries
Consolidated Financial Statements
December 31, 2024
(Including Independent Auditors’ Report)

F-1

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

F-2

Auna S.A. and Subsidiaries
Consolidated Financial Statements
December 31, 2024

F-3

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

F-

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

F-

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

F-

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

F-

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
Dentegra specializes in providing dental and vision ins
uran
ce in Mexico. The entity’s registered office is in Mexico City. The acquisition is expected to provide the Group with a presence in the insurance market in Mexico.

F-

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

The Group has recorded a goodwill on the acquisition of S/ 21,331 thousand in the Healthcare Services in Mexico segment as part of the “intangibles assets” account in the consolidated statement of financial position. None of the goodwill recognized is expected to be deductible for tax p urp
oses.

F-

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

F-

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
The Group has agreed with the selling shareholders to defer a portion of the purchase price (holdback) in an amount of S/ 93,317 thousand (e quiv
alent to US$ 23,615 thousand) for a period of 450 days and subject to compensation for any indemnification claims at the date of payment. In June 2023, the Group adjusted the purchase price of the acquisition of Hospital y Clínica OCA consummated in October 2022 in accordance with the SPA for S/ 8,193 thousand (equivalent to US$ 1,933 thousand) as a lower holdback and goodwill. As of December 31, 2023, the deferred portion of the purchase price amounts to S/ 85,124 thousand (equivalent to US$ 21,682 thousand). This amount does not include interest accrued of S/ 5,018 thousand (equivalent to US$ 1,356 thousand) and a lower exchange difference of S/ 4,877 thousand. In September 2024 the Group derecognized of a portion of holdback at the acquisition of OCA to former shareholders of Hospital y Clínica OCA, S.A. de C.V. (OCA) of S/ 46,613 thousand (note 22(d)).

F-

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

F-

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
On January 18, 2022, Auna Colombia S.A.S. signed a share purchase agreement (hereinafter SPA) with the shareholders of On comedic
a S.A. for the acquisition of 70% of shares (735,909,887 shares) of Oncomedica S.A., obtaining an interest of 70% and obtaining control. The transaction closing date was on April 21, 2022.

F-1
3

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

F-1
4

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
According with the accounting policy choice used by Management for non-controlling
interest measurement, the Group recognizes
non-controlling
interests in the acquiree based on the
non-controlling
interest’s pr
oportio
nate share of the acquired entity’s net identifiable assets.

F-1
5

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

F-1
6

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
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are re cogniz
ed prospectively.

F-1
7

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

F-1
8

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
The risk adjustment is calculated on the IBNR, given the number of claims considered that are still su bj
ect to adjustments.

3.	Material Accounting Policies
The Group has consistently applied the following accounting policies to all periods presented in these consolidated financial statements.

A.	Basis of consolidation

i.	Business combinations
The Group accounts for business combinations using the acquisition method when control is transferred to the Group. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Tra nsaction
costs are expensed as incurred.

9

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

F-

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
All financial assets not classified as measured at amortized cost or FVOCI as described above are m ea
sured at FVTPL. This includes all derivative financial assets that are not cash flow hedge. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

F-

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

F-22

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
The Group enters into transactions whereby it transfers assets recognized in its consolidated statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not de reco
gnized.

F-23

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

F-2
4

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
Evidence that a financial asset is
credit-impaired
includes the evaluation of all the following observable data:

•	Significant financial difficulty of the debtor or issuer;

•	A breach of contract such as a default or being more than 360 days past due;

•	It is probable that the debtor will enter bankruptcy or other financial reorganization; or

•	The disappearance of an active market for a security because of financial diff icultie s.

F-2
5

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

F-2
6

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
Surface right agreement
Corresponds to the surface rights agreement signed between Medicser and the Pe ruvi
an Red Cross Society, owner of the land, and acquired on 2011.

F-2
7

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

F-2
8

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
Once classified as held-for-sale, the property, furniture and equipment are no longer dep reciat
ed.

9

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2024, 2023 and 2022

J.	Leases
At inception of a contract, the Group assesses whether a contract is, or con tain
s, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group uses the definition of a lease in IFRS 16.

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

F-

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

F-

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

F-

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
Level of aggregation
Under IFRS 17, insurance contracts are aggregated into groups for measurement purposes. Gr oups
of contracts are determined by first identifying portfolios of contracts, each comprising contracts subject to similar risk and managed together, and dividing each group into annual cohorts. Portfolios are further divided based on expected profitability at inception into three categories: onerous contracts, contracts with no significant risk of becoming onerous, and the remainder. When a contract is recognized, it is added to an existing group of contracts or, if the contract does not qualify for inclusion in an existing group, it forms a new group to which future contracts may be added.
The Group considers the nature, risk and line of products as criteria for identifying its portfolios and has determined that all insurance contracts will be grouped as a single portfolio.

F-3
3

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
Insurance acquisition cash flows
Insurance acquisition cash flows arise from the costs of selling, underwriting and begi nni
ng a group of insurance contracts (issued or expected to be issued) that are directly attributable to the insurance contract portfolio to which the group belongs. These cash flows include cash flows that are not directly attributable to individual contracts or groups of insurance contracts within the portfolio.

F-3
4

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
Deferred tax
Deferred tax is recognized in respect of temporary differences between the carrying amounts of asset
s and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

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

F-3
5

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

F-3
6

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
Contracts related to healthcare services include a variable consideration for which the Group estimates the amount of consideration to which it will be entitled in exchange for transferring the goods and services to the insurance payers. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved. The variable consideration is only related to price concession provided to insurance payers after healthcare services have been provided. The Group uses the expected value method to estimate the variable consideration given the large number of insurance payers that have similar characteristics and based on statistics of historical percentages of the issued credit notes (price concession). The Group then applies the requirements on constraining estimates of variable consideration in order to determine the amount of variable consideration that can be included in the transaction price and recognized as revenue. For the year ended December 31, 2024, the variable consideration recorded by our healthcare services subsidiaries amounted to S/ 22,433 thousand (S/ 11,382 thousand and S/ 7,803 thousand as of
Decemb
er 31, 2023 and 2022, respectively) and is recorded in the Healthcare services revenue line item in the consolidated statement of profit or loss and other comprehensive income.

iv.	Sales of medicines
The sales of medicines are recognized when the medicines are delivered and have been accepted by customers. Revenue from the sale of medicines delivered during hospitalization is recognized at the time the medicine is used by the patient. The amount of revenue is recognized at the fair value of the medicines.

F-3
7

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

F-3
8

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

X.	Written Put and Call Options in Business combinations
The Group may write a put option or enter into a forward purchase agr eem
ent with
non-controlling
shareholders in an existing subsidiary on their equity interests in that subsidiary or in a subsidiary acquired in a business combination. If the put option or forward granted to the non-controlling
shareholders provides for settlement in cash or in another financial asset by the entity, then the Group recognizes a liability for the present value of the exercise price of the option or of the forward price.

9

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

F-

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
Other accounting standards
The following new and amended accounting standards are not expected to have a sig nific
ant impact on the Group’s consolidated financial statements.

•	Lack of Exchangeability (Amendments to IAS 21).

•	Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7).

F-

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

F-

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

F-4
3

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

F-4
4

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

F-4
5

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

F-4
6

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

F-4
7

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

F-4
8

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

9

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2024, 2023 and 2022

(a)
On November 29, 2022, the Group negotiated a new agreement with Citibank N.A. on the previous derivate structure (purchased collar and long forward for S/ 1,092,750 thousand or US$ 300,000 thousand) which was valid as of November 2023, to hedge the senior notes until November 2025. As result of this agreement, the exchange fluctuations of the derivative result in a new ranging from S/ 4.2000 to S/ 4.3000 per US$
1
. As a result of this negotiation, the Group recorded an increase of the derivative financial asset with the premiums payable by S/ 35,702 thousand.

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

(b)
On November 29, 2022, the Group signed a new foreign exchange options which included Call spread agreement with Citibank N.A. for S/ 238,650 thousand (US$ 55,500 thousand) to cover 100% of the loan agreement with JPMorgan Chase Bank, S.A. As a result of this agreement, the Group recorded an increase of the derivative financial asset with the premiums payable by S/ 13,774 thousand. This loan was paid on April 2023, and this derivative instrument was designated as a hedge to cover the Notes Purchase Agreement issued in April 2023. After, this loan was paid on December 2023, and this derivative instrument was designated as a hedge to cover a part of the new term loan signed on December 18, 2023 up to the reference value. These new instruments cover the exchange fluctuations ranging from S/ 3.8750 to S/ 4.3000 per US$
1
.

(c)
On May 5, 2023, the Group, through its subsidiary Grupo Salud Auna Mexico, signed foreign exchange options which included a Single call agreement with Santander Bank for US$ 396,500 thousand. It covered 100% of the term loan. Subsequently, this loan was paid on December 2023 and this derivate instrument was designated as a hedge to cover a part of the new term loan signed on December 18, 2023, and for the no hedged item it had an effect on results that was recorded in finance cost. On March 19, 2024, the Company restructured its debt as a result of a syndication process. As a consequence, the notional in US dollars exposed to exchange rate risk has decreased to US$ 30,000 thousand and for the no hedged item it had an effect on results that was recorded in finance cost. On April 25, 2024, the Group signed a novation for a portion of US$ 366,500 thousand of the original structure to HSBC Bank, and then on the same date that portion was unwinded. As result, a notional amount of US$ 30,000 thousand was maintained with Santander Bank. This instrument cover the exchange fluctuations greater than MXN 22.50 per US$
1
.

(d)
On June 1, 2023, the Group signed foreign exchange options which included a Call spread agreement with Citibank for US$ 53,000 thousand. It covered 100% of the new senior secured bonds. Subsequently, this loan was paid in December 2023, and this derivative instrument was designated as a hedge to cover the new term loan signed on December 18, 2023, and for the no hedged item it had an effect on results that was recorded in finance cost. These instruments cover the exchange fluctuations ranging from S/ 3.8575 to S/ 4.30 per US$
1
.

F-

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2024, 2023 and 2022

(e)
On July 21, 2023, the Group, through its subsidiary Auna Colombia S.A.S., signed foreign exchange options which included a Single Call agreement with Citibank N.A. for US$ 80,000 thousand. These instruments cover the exchange fluctuations greater than COP 6,000 per US$
1
. As of September 30, 2024 this derivative has finished.

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

F-

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

F-

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

F-5
3

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

F-5
4

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

F-5
5

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

F-5
6

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

F-5
7

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

F-5
8

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

9

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

F-

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

F-

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

F-
6
2

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

F-6
3

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

F-6
4

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2024, 2023 and 2022

In thousands of soles	Balances as of January 1	Recorded in the profit or loss for the year	Exchange difference	Business combination	Rec ord ed in other comprehensive income	Balances as of December 31	Deferred tax assets	Deferred tax liabilities
2023
Tax losses	157,569	35,273	16,453	778	—	210,073	150,579	59,494
Loss for impairment of trade receivables	16,609	6,568	1,726	—	—	24,903	14,527	10,376
Provision for unpaid vacations and annual performance bonuses	10,615	5,019	869	925	694	18,122	5,934	12,188
Trade accounts payable	735	(664)	11	(299)	—	(217)	315	(532)
Derivative financial instruments	13,444	9,573	841	—	(4,999)	18,859	6,247	12,612
Provisions	1,936	1,015	89	820	—	3,860	1,151	2,709
Intangibles	(243,440)	39,962	(32,875)	(1,024)	—	(237,377)	—	(237,377)
Investments in associates and others	(1,244)	(18,968)	(2,198)	290	—	(22,120)	(3,160)	(18,960)
Loans and borrowings	13,510	17,286	7,656	—	—	38,452	24,748	13,704
Property, furniture and equipment	(321,753)	(674)	(39,386)	(6)	—	(361,819)	(41,059)	(320,760)
Others	4,071	(23,494)	(1,768)	—	—	(21,191)	8,089	(29280)

Net tax	(347,948)	70,896	(48,582)	1,484	(4,305)	(328,455)	167,371	(495,826)

F-6
5

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

F-6
6

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial St
atements
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

F-6
7

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2024, 2023 and 2022

					Outstanding balances
					2024		2023		2022
In thousands of soles	Type of obligation	Maturity	Interest rate	Currency	Face value	Carrying amount	Face value	Carrying amount	Face value	Carrying amount
Bancolombia		2025	46.210%	COP	24	24	6	6	26	26
					—	—	3	3	3	3
					2	2	10	10	3	3
					5	5	2	2	3	3
			2.910%		—	—	—	—	265	263
			IBR + 4.210%		—	—	—	—	2,257	2,029
			IBR + 4.620%		—	—	—	—	2,450	2,189
			IBR+ 5.520%		—	—	—	—	2,746	2,437
		2026	DT F+ 3.010%		—	—	—	—	2,311	2,094
	Bank loan	2033	IBR + 3.2 0%		2,847	2,727	—	—	—	—
			IBR + 6.400%		8,819	4,753	11,599	5,936	—	—
		2026	IBR + 2.920%		4,599	4,277	—	—	—	—
		2025	IBR + 2.900%		4,391	4,304	—	—	—	—
			IBR + 3,300%		5,149	4,720	—	—	—	—
			IBR + 2.024%		2,807	2,732	—	—	—	—
		2024	IBR + 6.430%		—	—	9,057	7,952	—	—
		2025	39.640%		3	3	1	1	—	—
			IBR + 6.672%		—	—	6,017	5,272	—	—
		2025	IBR + 7.040%		—	—	6,130	4,854	—	—
		2024	IBR + 6.600%		—	—	1,576	1,483	—	—
		2026	DTF+3.010%		1,264	1,086	2,353	1,883	—	—
		2025	33.08%		2	2	—	—	—	—
	Other financing	2033	DTF+3.950%		75,582	36,437	93,317	42,390	47,569	33,616
Banco Citibank Colombia	Bank loan	2023	12.310%	COP	—	—	—	—	11,323	10,686
			15.080%		—	—	—	—	10,693	9,953
		2025	15.320%		32,823	30,812	12,841	11,964	—	—
			15.370%		10,641	10,641	35,979	34,119	—	—
			14.630%		11,352	10,630	12,521	11,793	—	—
					12,380	11,626	—	—	—	—
			12.600%		18,521	17,457	13,963	13,049	—	—
Itaú Corpbanca Colombia S.A.	Bank loan	2025	45.240%	COP	9	9	75	75	55	55
		2024	8.640%		—	—	4,197	3,862	3,434	3,158
			IBR + 3.650%		—	—	—	—	17,111	16,008
		2035	IBR + 3,490%		56,151	44,747	66,588	51,449	57,098	42,224
Boston Scientific Colombia lt		2028	10.780%		1,574	1,279	2,139	1,646	2,045	1,425
JP Morgan Bank		2023	SOFR + 4.000%	US$	—	—	—	—	214,827	212,263
Banco de Crédito del Perú	Bank loan	2024	9.700%	S/	—	—	13,106	12,648	—	—
			6.930%	US$	—	—	15,367	15,301	—	—
		2023	8.480%	US$	—	—	—	—	14,932	14,565
		2025	7.850%	US$	15,368	15,124	—	—	—	—
			7.200%	S/	16,274	16,025	—	—	—	—
	Government guaranteed loan	2023	0.890%	S/	—	—	—	—	45	38
			1.990%		—	—	—	—	61	53

F-6
8

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2024, 2023 and 2022

					Outstanding balances
					2024		2023		2022
In thousands of soles	Type of obligation	Maturity	Interest rate	Currency	Face value	Carrying amount	Face value	Carrying amount	Face value	Carrying amount
Scotiabank Perú S.A.A.	Bank loan	2024	8.500%	S /	—	—	61,700	60,307	—	—
			8.700%		—	—	41,126	40,126	—	—
		2023	4.200%	US $	—	—	—	—	105,541	102,232
	Other financing	2027	6.300%	S /	60,472	52,804	73,234	61,694	85,995	70,054
	Bank loan	2025	5.900%		20,374	20,137	—	—	—	—
			6.000%		20,392	20,270	—	—	—	—
			6.230%		40,814	40,711	—	—	—	—
			5.950%		20,389	20,203	—	—	—	—
Banco BBVA Continental	Bank loan	2024	7.500%		—	—	—	—	19,293	19,285
		2025	6.500%		20,620	20,246	—	—	—	—
			8.200%		9,570	9,524	—	—	—	—
			6.530%		9,289	9,065	—	—	—	—
			6.950%	US $	—	—	9,605	9,578	—	—
Banco ITAU		2024	4.850%	US $	—	—	—	—	72,141	71,196
Banco Interamericano de Finanzas			6.000%		—	—	—	—	15,586	15,558
			8.450%	S /	—	—	9,376	9,201	—	—
			7.610%	US $	—	—	7,520	7,464	—	—
			8.150%	S /	—	—	5,204	5,094	—	—
			8.300%		—	—	8,530	8,373	—	—
			7.200%		—	—	—	—	15,647	15,356
		2025	6.650%	S /	8,262	8,212	—	—	—	—
			6.200%		10,718	10,566	—	—	—	—
Banco Internacional del Perú S.A.A.		2024	7.750%	US $	—	—	7,714	7,656	—	—
			7.380%		—	—	7,700	7,670	—	—
			6.000%		—	—	—	—	15,598	15,366
			6.830%	S /	8,269	8,252	—	—	—	—
	Bank loan	2025	5.950%		8,196	8,081	—	—	—	—
Banco Pichincha		2024	7.350%		—	—	29,851	29,650	20,470	20,381
		2025	6.100%		14,209	14,174	—	—	—	—
			5.900%		16,222	16,054	—	—	—	—
Banco Citibank		2024	6.400%	US $	—	—	—	—	32,326	31,913
			5.790%		—	—	—	—	18,471	18,382
			10.060%	S /	—	—	31,383	30,285	—	—
			9.650%		—	—	—	—	9,120	8,950
		2025	8.800%		20,776	20,517	—	—	—	—
			8.380%	US $	39,121	37,818	—	—	—	—

9

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2024, 2023 and 2022

					Outstanding balances
					2024		2023		2022
In thousands of soles	Type of obligation	Maturity	Interest rate	Currency	Face value	Carrying amount	Face value	Carrying amount	Face value	Carrying amount
Banco GNB	Bank loan	2025	5.900%	S /	9,683	9,559
Banco Santander México, HSBC Mexico, Multiva and Genaro Levinson Marcovich	Loan	2023	TIIE + 6.50%	MXN	—	—	—	—	1,605,436	1,392,127
BBVA Bancomer	Bank loan		TIIE + 0.900%		—	—	—	—	14,768	13,754
Secured bonds issues	Senior notes	2025	6.500%	US $	—	—	237,560	210,837	1,369,470	1,145,626
		2029	10.000%		1,757,784	1,187,816	1,503,087	942,766	—	—
Banco Santander México, HSBC and Citibank	Bank loan	2028	SOFR + 4.875%	US $	608,680	462,665	642,769	454,486	—	—
			TIIE + 4.500%	MXN	1,816,554	1,221,939	1,839,540	1,125,742	—	—
			SOFR + 4.875%	US $	143,341	109,120	640,706	454,131	—	—
HSBC México	Bank loan	2025	12.430%	MXN	33,873	33,011	—	—	—	—

Total					5,048,548	3,619,774	5,557,229	3,761,582	3,860,745	3,348,647

Current						654,233	—	385,300	—	2,040,980

Non-current						2,965,541	—	3,376,282	—	1,307,667

DTF: Term deposit rate
IBR: Bank reference indicator
TIIE: Interbank equilibrium interest rate
SOFR: Secured Overnight Financing Rate

F-

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
As a result of the aforementioned exchange, since December 18, 2023 (the “Issue Date”), the Group has to comply with the foll owi
ng covenants when planning to incur new indebtedness:

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

F-

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

F-

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

F-7
3

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
3.75
:
1.00
for the fiscal quarters ending December 31, 2025, March 31, 2026, June 30, 2026 and September 30, 2026 and (iv)
3.25
:
1.00
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
2.25
:
1.00
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

F-7
4

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

F-7
5

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

F-7
6

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

F-7
7

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

F-7
8

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

9

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

F-

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

F-

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

F-

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

F-8
3

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

F-8
4

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

F-8
5

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

F-8
6

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

F-8
7

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

F-8
8

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

9

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

F-

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

F-

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

F-

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

F-9
3

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

F-9
4

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

F-9
5

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

F-9
6

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

F-9
7

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

F-9
8

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

9

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

F-

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

Temporary tax on net assets

F.
The Group is subject to the Temporary Tax on Net Assets (ITAN, from its Spanish acronym) in Peru. The taxable base is the prior period adjusted net asset value less depreciation and amortization, admitted by the Income Tax Law. The ITAN rate is
0.4
% for 2022 and 2024 applied to the amount of net assets that exceed S/
1,000,000
. It may be paid in cash or in nine consecutive monthly installments. The amount paid may be used as a credit against payments of the general income tax regime for taxable periods from March to December of the fiscal period for which the tax was paid until maturity. As of December 31, 2024, the Group recognized S/ 13,103 thousand in Other assets (S/ 12,365 thousand and S/ 10,033 thousand as of December 31, 2023 and 2022, respectively).

F-

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

F-

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

F-10
3

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

F-10
4

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

F-10
5

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

F-10
6

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

F-10
7

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

F-10
8

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

9

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

F-1
10

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

	Carrying amount					Fair value
In thousands of soles	FVOCI – debt instruments	Fair value hedging instruments	Financial assets at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
As of December 31, 2024
Financial assets measured at fair value
Other investments	100,510	—	—	—	100,510	100,510	—	—	100,510
Derivative financial instruments	—	67,472	—	—	67,472	—	67,472	—	67,472

	100,510	67,472	—	—	167,982	100,510	67,472	—	167,982

Financial assets not measured at fair value
Cash and cash equivalents	—	—	235,745	—	235,745	—	—	—	—
Trade accounts receivable	—	—	962,457	—	962,457	—	—	—	—
Other assets (*)	—	—	42,063	—	42,063	—	—	—	—

	—	—	1,240,265	—	1,240,265	—	—	—	—

Financial liabilities measured at fair value
Derivative financial instruments	—	42,370	—	—	42,370	—	42,370	—	42,370

	—	42,370	—	—	42,370	—	42,370	—	42,370

Financial liabilities not measured at fair value
Loans and borrowings	—	—	—	3,619,774	3,619,774	—	3,768,101	—	3,768,101
Lease liabilities	—	—	—	147,888	147,888	—	—	—	—
Trade accounts payable	—	—	—	934,006	934,006	—	—	—	—
Other accounts payable (**)	—	—	—	148,155	148,155	—	—	—	—

	—	—	—	4,849,823	4,849,823	—	3,768,101	—	3,768,101

(*)	They do not include taxes receivable and prepayments.
(**)	They do not include taxes payable, prepayments and labor liabilities .

F-1
11

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2024, 2023 and 2022

	Carrying amount					Fair value
In thousands of soles	FVOCI – debt instruments	Fair value hedging instruments	Financial assets at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
As of December 31, 2023
Financial assets measured at fair value
Other investments	93,421	—	—	—	93,421	93,421	—	—	93,421
Derivative financial instruments	—	82,213	—	—	82,213	—	82,213	—	82,213

	93,421	82,213	—	—	175,634	93,421	82,213	—	175,634

Financial assets not measured at fair value
Cash and cash equivalents	—	—	241,133	—	241,133	—	—	—	—
Trade accounts receivable	—	—	861,336	—	861,336	—	—	—	—
Other assets (*)	—	—	35,798	—	35,798	—	—	—	—

	—	—	1,138,267	—	1,138,267	—	—	—	—

Financial liabilities measured at fair value
Contingent consideration	—	—	—	64,008	64,008	—	—	64,008	64,008
Put liability	—	—	—	121,636	121,636	—	—	121,636	121,636

	—	—	—	185,644	185,644	—	—	185,644	185,644

Financial liabilities not measured at fair value
Loans and borrowings	—	—	—	3,761,582	3,761,582	—	3,930,474	—	3,930,474
Lease liabilities	—	—	—	158,045	158,045	—	—	—	—
Trade accounts payable	—	—	—	753,255	753,255	—	—	—	—
Other accounts payable (**)	—	—		273,962	273,962	—	—	—	—

	—	—	—	4,946,844	4,946,844	—	3,930,474	—	3,930,474

(*)	They do not include taxes receivable and prepayments.
(**)	They do not include taxes payable, prepayments and labor liabilities .

F-1
12

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2024, 2023 and 2022

	Carrying amount					Fair value
In thousands of soles	Fair value hedging instruments	Financial assets at amortized cost	Other financial liabilities	Total	Level 2	Level 3	Total
As of December 31, 2022
Financial assets measured at fair value
Derivative financial instruments	82,606	—	—	82,606	82,606	—	82,606

	82,606	—	—	82,606	82,606	—	82,606

Financial assets not measured at fair value
Cash and cash equivalents	—	208,694	—	208,694	—	—	—
Trade accounts receivable	—	589,308	—	589,308	—	—	—
Other assets (*)	—	127,469	—	127,469	—	—	—

	—	925,471	—	925,471	—	—	—

Financial liabilities measured at fair value
Derivative financial instruments	15,317	—	—	15,317	15,317	—	15,317
Contingent consideration	—	—	69,470	69,470	—	69,470	69,470
Put liability	—	—	136,938	136,938	—	136,938	136,938

	15,317	—	206,408	221,725	15,317	206,408	221,725

Financial liabilities not measured at fair value
Loans and borrowings	—	—	3,348,647	3,348,647	3,115,560	—	3,115,560
Lease liabilities	—	—	162,922	162,922	—	—	—
Trade accounts payable	—	—	513,383	513,383	—	—	—
Other accounts payable (**)	—	—	200,283	200,283	—	—	—

	—	—	4,225,235	4,225,235	3,115,560	—	3,115,560

(*)	They do not include taxes receivable and prepayments.
(**)	They do not include taxes payable, prepayments and labor liabilities .

F-11
3

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
Financial instruments measured at fair value

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value
Put liability (note 17)	Discounted cash flows: The valuation model considers the present value of the expected future payments, discounted using a risk-adjusted discount rate.	• Expected cash flows (December 31, 2023: COP 140,549,846 thousand). Risk-adjusted discount rate ( 8.00% – 13.80%).	The estimated fair value would increase (decrease) if: • the expected cash flows were higher (lower); or • the risk-adjusted discount rate were lower (higher).

Contingent consideration (note 17)	Discounted cash flows: The valuation model considers the present value of the expected future payments, discounted using a risk-adjusted discount rate.	• Expected cash flows (December 31, 2023: COP 66,884,414 thousand). • Risk-adjusted discount rate (December 31, 2023: 12.3% – 12.71%).	The estimated fair value would increase (decrease) if: • the expected cash flows were higher (lower); or • the risk-adjusted discount rate were lower (higher).

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

F-11
4

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

F-11
5

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

F-11
6

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

F-11
7

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

F-11
8

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

9

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

F-1
20

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

F-1
21