Form 20-F
period 2025-12-31
AUNA S.A.
filed 2026-04-22
CIK 1799207

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 30,095,388 class A ordinary shares, and 43,917,577 class B ordinary shares as of December 31, 2025.
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
of the Exchange Act.:

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-accelerated Filer ☐	Emerging growth company ☐
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

Financial Statements

Our consolidated financial statements included in this annual report have been prepared in soles. Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IFRS Accounting Standards). Our financial information contained in this annual report includes our audited consolidated financial statements as of and for the years ended December 31, 2025, 2024 and 2023.

Our fiscal year ends on December 31. References in this annual report to a fiscal year refer to our fiscal year ended on December 31 of that calendar year.

Currency Translations

We have translated some of the sol amounts contained in this annual report into U.S. dollars for convenience purposes only. Unless otherwise indicated or the context otherwise requires, the rate used to translate sol amounts to U.S. dollars was S/3.363 to US$1.00, which was the exchange rate reported on December 31, 2025 by the Peruvian Superintendencia de Banca, Seguros y AFPs (“SBS”). We have also translated certain Colombian peso amounts contained in this annual report into Peruvian soles or U.S. dollars for convenience purposes only. Unless otherwise indicated or the context otherwise requires, the rate used to translate Colombian peso amounts to Peruvian soles was COP1,118.18 to S/1.00 and the rate used to translate Colombian peso amounts to U.S. dollars was COP3,757.08 to US$1.00, which in each case was the exchange rate reported on December 31, 2025 by the Central Bank of Colombia (Banco de la República). We have also translated certain Mexican peso amounts contained in this annual report into Peruvian soles or U.S. dollars for convenience purposes only. Unless otherwise indicated or the context otherwise requires, the rate used to translate Mexican peso amounts to Peruvian soles was MXN5.3536 to S/1.00 which was the exchange rate reported on December 31, 2025 by the Mexican Central Bank (Banco de México) and the rate used to translate Mexican peso amounts to U.S. dollars was MXN17.9528 to US$1.00, which was the exchange rate reported on December 31, 2025 by the Mexican Central Bank (Banco de México) and published in the Mexican Federal Official Gazette (Diario Oficial de la Federación). These translations are provided solely for convenience of investors and should not be construed as implying that the soles, Colombian pesos, Mexican pesos or other currency amounts represent, or could have been or could be converted into, U.S. dollars or Peruvian soles, as applicable, at such rates or at any other rate.

Rounding

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures that precede them.

In preparing our audited consolidated financial statements as of and for the fiscal years ended December 31, 2025, 2024 and 2023, numerical figures are presented in thousands of Peruvian soles, unless otherwise noted.

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

We calculate EBITDA as profit (loss) for the period plus income tax expense, net finance cost and depreciation and amortization. EBITDA is a key metric used by management and our board of directors to assess our financial performance. We calculate Segment EBITDA as segment profit before tax plus net finance cost and depreciation and amortization. We calculate Adjusted EBITDA as profit (loss) for the period plus income tax expense, net finance cost, depreciation and amortization, pre-operating expenses for projects under construction, business development expenses for expansion into new markets, change in fair value of earn-out liabilities and stock-based consideration. We calculate EBITDA Margin as EBITDA divided by total revenue from contracts with customers. We calculate Adjusted Net Income as profit (loss) for the period plus pre-operating expenses for projects under construction, business development expenses for expansion into new markets as well as a one-time reversal of the holdback from the acquisition of Grupo OCA in Mexico, change in fair value of earn-out and liabilities, and investments, stock-based consideration, personnel non-recurring compensation, non-cash and non-recurring financial costs and allocated tax effects. We calculate Adjusted Net Income Margin as Adjusted Net Income divided by total revenue from contracts with customers. We calculate Adjusted EBITDA Margin as Adjusted EBITDA divided by total revenue from contracts with customers. We calculate Adjusted Leverage Ratio as (i)(x) current and non-current loans and borrowings plus (y) current and non-current lease liabilities minus (ii) cash and cash equivalents, divided by (iii) Adjusted EBITDA.

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

EBITDA, Segment EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin and Adjusted Leverage Ratio are not measures of operating performance under IFRS Accounting Standards and have limitations as analytical tools. You should not consider such measures either in isolation or as substitutes for analyzing our results as reported under IFRS Accounting Standards. Additionally, our calculations of EBITDA, Segment EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin and Adjusted Leverage Ratio may be different from the calculations used by other companies for similarly titled measures, including our competitors, and therefore may not be comparable to those of other companies. For reconciliations of EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin, and Adjusted EBITDA Margin to profit (loss) for the period and Segment EBITDA to segment profit (loss) before tax for the period, in each case, the most directly comparable IFRS Accounting Standards measure, see “Item 5A. Operating and Financial Review and Prospects—Operating Results—Key Performance Indicators—Reconciliation of EBITDA, Segment EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin and Adjusted Leverage Ratio.”

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

Industry, Market and Benchmarking Data

We make estimates in this annual report regarding our competitive position and market share, as well as the market size and expected growth of the healthcare industries in Mexico, Peru and Colombia. We have made these estimates on the basis of our management’s knowledge and statistics and other information from the following sources: the Mexican Secretaría de Salud, the Mexican Instituto Nacional de Estadística y Geografía (“INEGI”), the Mexican Colegio Nacional de Especialistas en Medicina Integrada, A.C. (“CONAEMI”), the Asociación Mexicana de Instituciones de Seguros, A.C. and the Mexican Estadísticas de Salud en Establecimientos Particulares (“ESEP”), the Peruvian EsSalud, the Peruvian Superintendencia Nacional de Salud (“SUSALUD”), the Peruvian Ministry of Health (“MINSA”), the Colombian Superintendencia Nacional de Salud (“SUPERSALUD”), the Colombian Ministry of Health and Social Protection (“MinSalud”), the World Health Organization (“the WHO”), the SBS, Fitch Solutions, the World Bank Group, International Monetary Fund “IMF,” Emerging Markets Information System (“EMIS”) and the Economist Intelligence Unit (“EIU”), among others.

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

•

Regulatory and Governance Risks: As a foreign private issuer, reduced reporting requirements and the ability to follow alternative governance standards may make class A shares less attractive to investors and limit protections typically afforded under NYSE rules.

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

Our operating results depend in large part on our ability to estimate and control the future costs involved in providing healthcare services at our hospitals and clinics. According to data published by the INEGI in Mexico, the Instituto Nacional de Estadística e Informática (“INEI”) in Peru and the Departamento Administrativo Nacional de Estadística in Colombia, healthcare costs increased in Mexico, Peru and Colombia by 13.3%, 8.0% and 12.2%, respectively, during 2024

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

During the year ended December 31, 2025, 90.7% of payments in our Healthcare Services in Mexico segment came from third-party insurance and institutional providers, including the Mexican government, and 9.3% were paid out-of-pocket by our patients, including co-payments and non-covered expenses. In the Healthcare Services in Peru segment, 51.8% of payments in our healthcare services business came from third-party insurance and institutional providers, including the Peruvian government,24.8% are payments made by the Oncosalud segment and 23.4% were paid out-of-pocket by our patients, including co-payments and non-covered expenses. In the Healthcare Services in Colombia segment, 96.5% of payments came from third-party insurance and institutional providers, including the amounts transferred by Administradora de los Recursos del Sistema (“ADRES”) directly, and 3.5% were paid out-of-pocket by our patients, including co-payments and non-covered expenses. The average collection days in each country, including out-of-pocket revenue and accounts receivables, are 49 days in Mexico, 114 days in Peru and 165 days in Colombia; this average is calculated from the average total billed revenue and accounts receivables of each segment, during the year ended December 31, 2025. These metrics reflect only our Healthcare Services segments and therefore exclude the effect of our Oncosalud segment, which typically has shorter collection cycles. The process to collect our accounts receivable begins with an internal validation of all the items comprising the healthcare services provided and its corresponding rates, and then comes the billing of the services and submission of the files to the third-party insurance and institutional providers. The process continues with the review of the files by the third-party insurance and institutional providers and ends with the collection of the invoices. However, this review performed by the third-party insurance and institutional providers may trigger the return of certain files to us to correct observations and to issue a new invoice if necessary, and then a re-sending by us of the revised information to the third-party insurance and institutional providers for the corresponding additional review of the updated invoice and files, normally causing a lengthening of the time it takes to collect the related account receivables. Although this process is similar in the three countries, the differences in the internal processes of each of the third-party insurance and institutional providers generate differences in the time that each country collects their account receivables.

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

In Colombia, in 2025, approximately 94.8% of the population received mandatory healthcare insurance coverage based on Colombians’ constitutional right to universal healthcare to be provided through the government’s social security system (the “SGSSS”).

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

The financial deterioration of certain EPSs in Colombia and the resulting payment delays and disputes with healthcare providers could adversely affect our cash flows, working capital and results of operations.

Our operations in Colombia depend significantly on payments from EPSs, which act as the primary counterparties responsible for reimbursing healthcare services provided by IPSs, including our facilities. In recent years, several EPSs have experienced financial distress, have been subject to government intervention or liquidation, or have exhibited persistent delays in payments to healthcare providers.

As a result, we have been exposed, and may continue to be exposed, to longer collection cycles, increased accounts receivable balances and a higher risk of non-payment from certain EPSs. In addition, payment delays and the financial condition of certain EPSs may give rise to disagreements regarding the scope of covered services, tariffs and reimbursement terms, which may require administrative claims, legal actions or other dispute resolution mechanisms to enforce payment.

These conditions may negatively impact our liquidity and require us to increase provisions for doubtful accounts, which could adversely affect our financial condition and results of operations. Furthermore, continued instability in the EPS system may lead to changes in payment flows, regulatory reforms or increased government intervention in the healthcare sector, which could affect the predictability of our revenues and our ability to operate efficiently in Colombia.

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

We are undergoing a multi-year process of implementing a new Enterprise Resource Planning (ERP) system, as well as new healthcare-focused software such as new Hospital Information System, Laboratory Information System, and Vendor Neutral Archiving (VNA), which combines Radiology Information System (RIS) and Picture Archiving and Communication System (PACS) for centralized, efficient, and interoperable healthcare imaging workflow across multiple facilities. The implementation of each of these systems will require significant investment in human and financial resources. Implementing new systems also carries substantial risk, including failure to operate as designed, failure to properly integrate with other systems, potential loss of data or information, cost overruns, implementation delays and disruption of operations. For example, during the implementation of the new ERP and hospital information system in Doctors Hospital we suffered some migration issues such as: (i) a significant accumulation of unbilled revenue given the migration and integration complexities led to a peak in pending-to-bill accounts, (ii) a slower collection process and consequent disruption in the order-to-cash cycle caused by the lack of alignment between legacy administrative policies and the new system’s logic, resulting in having to resort to manual workarounds for pricing and discount, (iii) data integrity and inventory synchronization issues, and (iv) stabilization cost overruns driven by the technical complexities of the Doctors Hospital pilot phase which led to implementation delays and required unplanned stabilization expenses to normalize operations before proceeding with the regional roll-out. Third-party vendors are also relied upon to design, program, maintain and service each implementation program. Any failures of these vendors to properly deliver their services could similarly have a material adverse effect on our business. In addition, any disruptions or malfunctions affecting our ERP implementation plan could cause critical information upon which we rely to be delayed, defective, corrupted, inadequate, inaccessible or lost or otherwise cause delays or disruptions to our operations, and we may have to make significant investments to fix or replace impacted systems. Likewise, any disruptions or malfunctions affecting the implementation of our healthcare-focused systems could result in operational downtime, regulatory non-compliance, data integrity issues, cybersecurity threats, financial losses, legal liability, patient care disruptions, interoperability challenges, resistance to adoption by healthcare professionals, jurisdictional regulatory complexities, vendor reliability risks, and scalability or performance limitations, any of which could adversely affect our business, reputation, and financial condition.

Any critical failure of our IT systems could materially disrupt our business activities. For example, because we are reliant on our IT systems to manage clinical information and patient data, a material disruption of our IT systems could negatively impact our ability to treat our patients for the duration of the disruption, which could subject us to significant litigation or other losses and have a material adverse impact on our reputation, business, financial condition and result of operations.

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

Our board of directors has the ultimate responsibility for liquidity risk management. It has established an appropriate framework allowing our management to handle financing requirements for the short, medium and long-term. As of December 31, 2025, we had a positive working capital of S/177.5 million (US$52.8 million), calculated as current assets minus current liabilities. Our management believes that our available cash and cash equivalents and cash flows expected to be generated from operations, and borrowings available to us under our revolving credit lines, will be adequate to satisfy our capital expenditure and liquidity needs for the foreseeable future. However, we may require additional capital in the form of additional debt or equity to meet our long-term objectives relating to the expansion of our business. As a result, we may have negative working capital from time to time. It may be difficult for us to obtain additional financing in the future, on acceptable terms or at all, given that a significant portion of our assets are currently pledged for our financings. If we are unable to access the capital markets to finance our operations in the future, this could adversely affect our ability to obtain additional capital to grow our business and have an adverse effect on our business, financial condition and results of operations.

We face intense competition in fragmented markets like Mexico, Peru and Colombia, from our current competitors and other competitors that might enter the sector.

The healthcare industry in Mexico, Peru and Colombia is competitive. In Peru, Mexico and Colombia, we face intense competition from other privately-operated hospitals, clinics and healthcare networks for the provision of healthcare services. In Peru, many of these competitors are operated by our principal third-party payers. While our Auna Peru network is currently one of the few private healthcare networks in the country with broad geographic reach, and the market is generally fragmented, it is possible that healthcare services providers operating other private hospitals and clinics will consolidate and further integrate their operations across facilities, which could cause us to lose market share. For example, Rímac Seguros y Reaseguros S.A. (“Rímac”) and Pacífico Compañía de Seguros y Reaseguros S.A. (“Pacífico”), two of the main insurance providers in Peru that are also significant third-party payers for Auna services, own and operate their own hospital networks that compete with us. Our Auna Mexico network faces competition from other high-complexity hospitals in Monterrey, such as Christus Muguerza, Hospital Ángeles, TecSalud and Swiss Hospital. If demand for services in our hospitals in Perú, Monterrey or Colombia decline, our negotiating position with insurance providers and other third parties could suffer, any of which could have a material adverse effect on our business, financial condition and results of operations. Failure to compete effectively could have a material adverse effect on our market share, business, financial condition, and results of operations.

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

In addition, the acquisition of a healthcare provider may require approval of the relevant antitrust regulator, such as Instituto Nacional de Defensa de la Competencia y de la Protección de la Propiedad Intelectual (“INDECOPI”) in Peru, the Superintendencia de Industria y Comercio (the “SIC”) in Colombia, or National Antitrust Commission (Comisión Nacional Antimonopolio) in Mexico. Moreover, the acquisition of regulated entities, such as insurance companies in Mexico and Peru, would require the prior approval of additional regulators, such as the Comisión Nacional de Seguros y Finanzas and the SBS, respectively. Such regulatory approvals may be significantly delayed or rejected. In addition, insurance providers in Mexico are rated by rating agencies and acquisitions of additional insurance providers could result in the downgrade of our ratings. If the relevant regulator delays or withholds its approval for acquisitions in Mexico, Peru, Colombia or elsewhere or our ratings in Mexico are downgraded as a result of our acquisition of other insurance providers or otherwise, we may not be able to implement our business strategy on a timely basis or grow our operations in the timeframe that we expect, which may have a material adverse effect on our business, financial condition and results of operations.

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

During the year ended December 31, 2025, other income in our Healthcare Services in Mexico segment, which is derived from rental income from property owned and rented by us for use by medical professionals, was S/14.4 million. Accordingly, our performance depends on our ability to collect rent payments from our tenants and on our tenants’ ability to make those payments. Our business could be materially and adversely affected if a significant number of our tenants were to postpone the commencement of their new leases, decline to extend or renew their existing leases upon expiration or default on their rent and maintenance-related payment obligations. Any of these events could result in the suspension of the effects of each lease, the termination of the relevant lease and the loss of or a decrease in the rental income attributable to the suspended or terminated lease. If upon expiration of a lease for any of the office spaces at our properties, a tenant does not renew their lease, we may not be able to rent the space to a new tenant or the terms of the renewal or new lease may be less favorable to us than current lease terms. A significant number of our tenants defaulting on their obligations under their leases could adversely affect our business, financial condition and results of operations.

Our organic growth plan includes the construction of additional hospitals and clinics as well as expansion of our existing facilities.

Our organic growth plan includes building additional hospitals and clinics, and expanding our current infrastructure, in particular in Peru. We are identifying suitable locations in Peru for future facilities by considering a number of factors, including regional market size, existing competition and potential strategic partners. There are uncertainties regarding how successfully we can identify the suitable market and obtain required government approvals in a timely manner. We currently have approvals for our design plans for the expansion of Clinica Delgado and have received authorization to begin construction of the Centro Ambulatorio Trecca facility in Lima.

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

We have identified certain material weaknesses and have previously identified, and in the future may identify, other material weaknesses. If we are unable to remediate these material weaknesses or otherwise fail to maintain an effective system of internal controls, we may not be able to prevent or detect a material misstatement of our financial statements, and may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business.

We have identified certain material weaknesses in our internal control over financial reporting, and may in the future identify, other material weaknesses. A company’s internal control over financial reporting is a process designed by, or under the supervision of, a company’s principal executive and principal financial officers, or persons performing similar functions, and effected by a company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS Accounting Standards. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s audited consolidated annual financial statements will not be prevented or detected on a timely basis.

As described in “Item 15. Controls and Procedures,” these material weaknesses were largely the result of significant changes in the Company’s operations, systems and control environment in recent years complicated by organic and inorganic growth, which increased the complexity of its internal control over financial reporting. We are implementing and enhancing controls related to design, support documentation, operation and monitoring of certain internal controls, including controls dependent on information technology and the implementation of new ERP systems across our geographies, which will be a multi-year project. Although we are implementing these remediation measures, these material weaknesses will not be considered remediated until the applicable controls have been designed, implemented, operated for a sufficient period of time, and tested to conclude that they are operating effectively.

More broadly, our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS Accounting Standards. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. In addition, any failure to improve and maintain effective internal control over financial reporting could impair our ability to produce accurate and timely financial statements and other required disclosures, could cause a decline in the price of the Company’s ordinary shares, could subject us to regulatory scrutiny, reputational harm, or other adverse consequences.

We cannot assure you that the measures we are undertaking to remediate these material weaknesses will successfully remediate these or will prevent future material weaknesses and we may in the future identify other material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we otherwise fail to maintain an effective system of internal control over financial reporting, we may not be able to prevent or detect material misstatements in our financial statements on a timely basis, or to accurately and timely report our financial condition or results of operations, which could adversely affect our business, financial condition, results of operations and investor confidence.

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

A substantial portion of the medical equipment, medicines and other supplies used in our hospitals and clinics is highly complex and produced by a limited number of suppliers. For example, we purchased 93%, 73% and 73% of our medicines and 27%, 47% and 52% of other medical supplies in Mexico, Peru and Colombia, respectively, from our 10 largest suppliers during the year ended December 31, 2025 via purchase orders, and whose commercial terms are renegotiated annually. In addition, in many instances, there are only a small number of suppliers that provide a particular type of medicine or other supplies, which increases their bargaining power. Any interruption in the supply of medical equipment, medicines or other supplies from these suppliers, including as a result of the failure by any of these suppliers to obtain required third-party consents and licenses for production or import/clearance, may compromise our ability to provide effective and adequate services in our hospitals and clinics, which could have a material adverse effect on our business.

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

We are subject to extensive legislation and regulations in Mexico, Peru and Colombia, including in relation to the provision of healthcare services and prepaid healthcare plans, environmental protection, health surveillance, tax and labor legislation, workplace safety and management of waste by a variety of national, regional and local governmental authorities, and we are supervised by a number of governmental bodies and agencies. The regular functioning of hospitals and clinics depends, among other things, on obtaining and maintaining valid registrations, licenses, authorizations, grants and permits for installation and operations, including for the sale of medicines and the operation of medical equipment, as well as for the collection, deposit or storage of products; utilization of equipment; import of merchandise and biological materials; handling, treatment, transport and disposal of contaminant wastes, radioactive materials and controlled chemical products; and use of water resources (including installing wells to supply water and disposing of wastewater in accordance with applicable laws and regulations). Moreover, as a provider of prepaid healthcare plans in Peru, we are subject to various economic and financial related regulations, including minimum capital requirements, investment requirements and limitations on asset allocations and indebtedness, among others. We are subject to government inquiries, inspections and auditors from time to time. If we fail to comply with applicable laws and regulations, if such laws or regulations change in a manner adverse to us or if we cannot maintain, renew or secure required registrations, permits, licenses or other necessary regulatory approvals, we may be unable to operate our business, suffer administrative penalties, civil liability and criminal charges and fines, have our registration or operating license suspended or revoked or incur additional liabilities from third-party claims, any of which may also have a negative impact on our brand and reputation. No assurance can be given that any investigations, proceedings or penalties will not occur and will not materially and adversely affect our businesses and results of operations and financial conditions with respect to our recently acquired businesses or any of our other businesses.

Furthermore, we contract with third parties to assist in the collection, treatment, transport and disposal of biohazardous materials. Any failure by these third parties to comply with applicable laws and regulations in the regions in which we operate could also subject us to significant administrative fines, civil liability or criminal charges.

We cannot ensure that the Mexican, Peruvian and Colombian legislation and regulations applicable to our industry will not become more severe or subject us to greater costs in the future, or that the Mexican, Peruvian and Colombian authorities or regulatory agencies will not adopt more restrictive or more rigorous interpretations of existing laws and regulations, including with respect to obtaining and renewing the licenses, permits and registrations, or the environmental, solvency, minimum capital, health surveillance and workplace safety laws and regulations to which we are subject. For instance, in Peru, since the enactment of Law No. 32033 and its implementing regulations in 2024, private pharmacies are required to have alternative generic versions of medicines for at least 30% of the branded medicines they offer. Recent regulatory developments signal increasing oversight and stricter compliance obligations for healthcare providers. SUSALUD has expanded mandatory electronic reporting through the SETI-IPRESS system and the TEDEF model, which is its standardized electronic framework for reporting billing and service-delivery data, imposing staggered implementation deadlines that heighten technological and operational demands. Amendments to the categorization regime have also introduced firm deadlines for IPRESSs to obtain or renew their categorization, and new organizational requirements for private IAFAS adopted in 2024 reflect a more interventionist supervisory approach. Together, these measures highlight the potential for more restrictive regulatory interpretations and rising compliance costs in the Peruvian market. Additionally, the Peruvian Congress is reviewing a bill proposed by the executive branch that seeks to create the National Authority of Pharmaceutical Products, Medical Devices and Health Products (“APEMED”) as a specialized technical body of the MINSA. This new entity would replace DIGEMID and is intended to provide greater functional, administrative and budgetary autonomy to ensure the availability of safe and high-quality medicines. In Colombia, the government reintroduced a healthcare reform bill on September 13, 2024, after the initial proposal was shelved by the Senate in April 2024. On March 6, 2025, the House of Representatives approved the healthcare reform Bill. The bill has now moved to the Senate for further discussion and final approval. The current healthcare reform bill aims to change the control of public resources in the health sector by shifting these from the private sector to the public sector. In comparison with the previous proposal, the new bill seeks to enhance financial viability and transparency, featuring a reduced number of articles and an emphasis on efficient resource management. The bill has three main objectives: (i) establishing a primary healthcare model with a focus on preventive health strategies; (ii) improving the quality of healthcare by implementing better working conditions for healthcare workers by, for example, providing them with continuing education; and (iii) providing that EPSs may no longer oversee the administration of payments made to medical institutions and that ADRES will directly make all payments to clinics -and hospitals. If approved, such reform could imply that, while greater efficiency and transparency in the payment process are sought, the reduced EPS’s autonomy and control over financial decisions can affect the timeliness with which payments are expected to be made to clinics, which could have a material adverse effect on our business, results of operation and financial condition.

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

In Colombia, certain employees of Promotora Medica Las Americas SA created a union called SINDEAMERICAS in July 2025, which has affiliated 437 employees as of December 31, 2025, and represents approximately 11% of our employees in Colombia. The union entered into a collective bargaining agreement with the Company under which the unionized employees will receive additional benefits, thereby increasing labor costs.

In Mexico, certain employees are affiliated with a labor union known as the “Sindicato Industrial de Trabajadores de Hospitales, Clínicas, Farmacias, Laboratorios y Escuelas de Enfermería del Estado de Nuevo León (C.T.M.).” The union operates under a collective bargaining agreement which applies only to specific positions defined in the applicable job classification table. As of March 15, 2026, approximately 1,338 of our employees in Mexico are unionized. Under this agreement, unionized employees are entitled to negotiated benefits, which may have an impact on the Company’s labor costs.

The other employees are not unionized and have not entered into collective bargaining agreements. However, nothing prevents them from doing so in the future. Conflicts with our employees and organized labor actions could result in increased legal and other associated costs and divert management attention. In addition, requirements to increase employee salaries and/or benefits as a result of future collective bargaining agreements, governmental regulations or policies or otherwise could cause us to suffer a material adverse effect on our financial condition and results of operations.

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

As a holding company, all of our operations are conducted through our subsidiaries. Accordingly, our ability to service our debt and other obligations will depend upon our receipt of dividends and other payments from our subsidiaries (such as the payment of intercompany debt). There are various restrictions in Mexico, Peru and Colombia that may limit our subsidiaries’ ability to pay dividends or make other payments to us, such as their obligations to maintain minimum regulatory capital, reserves and minimum liquidity. For example, in the case of Peru our subsidiary Oncosalud, as an Institución Administradora de Fondos de aseguramiento de Salud (“IAFAS”), is obligated by law to meet minimum capital requirements determined on the basis of the number of affiliated members (Oncosalud’s minimum capital requirements is S/62.9 million (US$18.7 million)), as well as to meet minimum risk capital (capital mínimo de riesgo) requirements to comply with net worth and solvency obligations. Likewise, Oncosalud is required to create and maintain certain technical reserves to meet its obligations with insured individuals and health providers. In addition, all of our Peruvian subsidiaries are obligated to allocate 10% of their annual distributable profit to a legal reserve until such reserve has reached an amount equivalent to 20% of the paid in capital of the corresponding subsidiary. As of the date of this annual report, our Peruvian subsidiaries are in compliance with these requirements.

Our Colombian subsidiaries must maintain a mandatory legal reserve that shall amount to 50% of their subscribed capital. To form this reserve, each subsidiary that is incorporated as a sociedad anónima must allocate 10% of its distributable net profits from each fiscal year. As of the date of this annual report, our Colombian subsidiaries are in compliance with these requirements.

Under applicable law, our Mexican subsidiaries are generally only allowed to pay dividends (i) against retained earnings reported in our annual financial statements that have been approved by our shareholders, (ii) provided that the payment of dividends is approved at the applicable subsidiary’s annual general shareholders’ meeting, (iii) provided that we do not have accrued losses from prior fiscal years and (iv) if we have contributed at least 5% of our Mexican subsidiaries’ net annual earnings to our legal reserve fund, until the amount of such reserve is equal to 20% of our Mexican subsidiaries’ capital stock. In addition, Auna Seguros cannot pay dividends unless (i) its annual financial statements, including notes and the external auditor’s report, have been prepared, approved by the Comision Nacional de Seguros y Fianzas (“CNSF”), and published in compliance with the Single Circular on Insurance and Bonds (Circular Única de Seguros y Fianzas), (ii) the audited financial statements have been reviewed and approved by its Board of Directors and subsequently presented to and approved by shareholders at a General Ordinary Shareholders’ Meeting, along with reports from the Board of Directors and the Statutory Advisor (Comisario); (iii) in the event of a profit, at least 10% of such profit has been allocated to the legal reserve; (iv) it complies with the minimum capital currently in effect for health insurance companies (1,704,243 UDIs – approximately US$789,666), (v) the payment thereof is not performed with funds from technical reserves created to compensate or absorb future losses or from the legal reserve; and (vi) after meeting all these conditions, the Shareholders’ Meeting approves the distribution and payment of dividends. As of the date of this annual report, Auna Seguros financial statements for the year ended December 31, 2025 have been approved by the Board of Directors and presented to the CNSF, the legal reserve fund of each of our Mexican subsidiaries is equal to at least 20% of their subscribed and paid-in capital stock and Auna Seguros complies with the minimum capital requirements currently in effect.

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

We have a significant amount of debt and debt service obligations. As of December 31, 2025, our total debt and other financing, including all of our consolidated subsidiaries, was S/3,656 million (US$1,087.1 million). See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Contractual Obligations and Commitments.”

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

In particular, the 2032 Notes Indenture (as defined herein) and the Credit Agreement (as defined herein) contain affirmative and negative covenants, financial covenants and events of default. For example, both contain restrictions on our ability to make certain investments, enter into certain transactions with affiliates and make strategic acquisitions or exploit business opportunities. For additional information, on these restrictions and other terms under the 2032 Notes Indenture and the Credit Agreement see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Contractual Obligations and Commitments—Notes—Senior Secured Notes due 2032” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Contractual Obligations and Commitments—Credit Facilities—Credit and Guaranty Agreement.”

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

Furthermore, the documents governing the Sponsor Financing (as defined below) contain various covenants and other obligations applicable to the shareholders party thereto, including obligations requiring such shareholders to cause us to comply with certain covenants under the Credit Agreement and, in addition, imposing certain restrictions on what such shareholders will permit us to do with certain of our immaterial subsidiaries. For additional information on the covenants in the Credit Agreement, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Contractual Obligations and Commitments—Credit Facilities—Credit and Guaranty Agreement.” In addition, the documents governing the Sponsor Financing contain various events of default, including an event of default that will occur if there is an event of default under the Credit Agreement or the 2029 Notes Indenture. If we experience a change of control, the lenders under the Sponsor Financing can force our shareholders who are party to the Sponsor Financing to repay them. If our shareholders default on their obligations under the terms of the Sponsor Financing, including if they fail to cause us to comply with the covenants set forth in the Credit Agreement, the lenders under the Sponsor Financing will be entitled to certain remedies, including declaring all outstanding principal and interest to be due and payable and ultimately, foreclosing on the pledged shares. Foreclosing on the pledged shares may cause the lenders under the Sponsor Financing to sell securities of our company or the market to perceive that they intend to do so, and could lead to a change of control in Auna. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Class A Shares—Substantial sales of class A shares could cause the price of our class A shares to decrease.” For a complete description of the terms of the Sponsor Financing, including the covenants and events of default contained therein, please refer to copies of the Note Purchase Agreements, which are filed as Exhibits 4.24 and 4.25, respectively, to this annual report.

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

In 2010, we entered into an agreement for our first PPP with EsSalud to rebuild Centro Ambulatorio Trecca, an outpatient facility (which is currently not in use) to provide healthcare services to patients covered through EsSalud, as a high-rise treatment center, to be operated on behalf of EsSalud. There are substantial risks and uncertainties associated with this agreement, and any additional PPPs that we may enter into in the future. For example, we signed the Torre Trecca PPP Agreement with EsSalud in 2010, but were not able to receive the authorizations to commence the construction phase until February 2026 because of delays in the approvals of technical and engineering studies. In February 2026, the parties entered into an amendment to the Centro Ambulatorio Trecca PPP Agreement, which updated the economic conditions of the project, incorporated additional investments and services and established the contractual framework required to proceed with the investment phase and the project’s financial closing.

PPP projects involve complex contractual, regulatory and administrative frameworks and require coordination with governmental entities. As a result, the development and execution of these projects may be subject to delays associated with regulatory approvals, administrative processes or the satisfaction of contractual conditions required to initiate the investment phase.

In addition, our experience operating projects under PPP structures is limited and we may underestimate the level of resources or expertise necessary to successfully develop and operate such projects or to achieve the expected benefits. Although payment obligations under the PPP agreement are supported by contractual arrangements, including fiduciary mechanisms for the administration of project revenues, these mechanisms may not fully eliminate the risk of delays or failures in payment by the public counterparty.

Payments under PPP projects are typically subject to the verification and approval of construction, equipment or operational milestones by the relevant governmental authority or supervising entity. Any delays or disagreements in the certification of such milestones could result in delays in payments or disputes under the PPP agreement.

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

During the year ended December 31, 2025, we derived 24% of our revenues from contracts with customers in Mexico, including 3% of our revenues from the sale of dental,vision and oncological insurance policies. As such, our results of operations are dependent on the ability of patients and other payers in Mexico to pay for services at our hospitals and clinics and our oncological, dental and vision plans. Our business, financial condition, and results of operations could be affected by changes in economic and other policies of the Mexican government (which has exercised and continues to exercise substantial influence over many aspects of the private sector) and by other economic and political developments in Mexico, including devaluation, currency exchange controls, inflation, economic downturns, corruption scandals, social unrest and terrorism.

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

In February 2026, President Sheinbaum’s administration proposed a significant electoral reform that may materially impact the political landscape. This reform would overhaul the electoral system by reducing public funding for political parties, cutting the budget of the National Electoral Institute (Instituto Nacional Electoral), and eliminating proportional representation seats in the legislature. This reform, if enacted, could substantially alter Mexico’s electoral framework and governance structures. The proposed changes require constitutional approval and face political opposition, which creates uncertainty regarding their final form and timing.

The previous administration, led by President López Obrador, took several actions that have significantly undermined investor confidence in private ventures, particularly following the results of public referendums that led to the cancellation of public and private projects authorized by previous administrations, such as the construction of the new Mexican airport, which immediately prompted a revision of Mexico’s sovereign rating. During President’s Lopez Obrador’s administration the government drastically cut spending and the current administration may cut spending in the future which may adversely affect economic growth. Federal Government actions, such as those implemented to control inflation, federal spending cuts and other regulations and policies may include, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on imports. It is considered likely by many that the President Sheinbaum will continue to implement similar policies as those of former President Lopez Obrador.

The Mexican economy has experienced balance of payments deficits and shortages of foreign exchange reserves in the past and may do so again in the future. Although there are currently no foreign exchange controls in Mexico, the Mexican government has imposed such controls in the past. In the event of serious balance of payments difficulties, Mexico would have the right under the United States-Mexico-Canada Agreement (USMCA) to impose foreign exchange controls on investments made in Mexico, including those made by U.S. investors. Any such measures could restrict our ability to access U.S. dollars to meet our U.S. dollar-denominated obligations and could materially and adversely affect our business, financial condition, results of operations, cash flows, or prospects.

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

For several years Mexico has experienced and continues to experience significant violence relating to illegal drug trafficking and organized crime, particularly in Mexico’s northern states near the U.S. border. On January 20, 2025, cartels, including those operating in Mexico, were designated as foreign terrorist organizations and specially designated global terrorist. This increase in violence has had an adverse impact on the economic activity in Mexico and may continue to do so. In addition, social instability in Mexico and adverse social or political developments in or affecting Mexico could adversely affect us and our financial performance. Also, violent crime may increase our insurance and security costs. We cannot assure you that the levels of violent crime in Mexico or its expansion to a larger portion of Mexico, over which we have no control, will not increase. Corruption and links between criminal organizations and government authorities also create conditions that affect our business operations, as well as extortion and other acts of intimidation, which may have the effect of limiting the level of action taken by federal and local governments in response to such criminal activity. An increase in violent crime or social unrest could adversely affect our business, financial condition, results of operations and prospects.

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

The U.S. administration has also begun implementing new and stricter immigration enforcement policies, including a significant increase in deportations and other measures designed to deter immigration to the United States. These policies may have the effect of reducing remittances in Mexico, which could have a negative adverse impact on the Mexican economy and, consequently, our business, financial condition, results of operations, cash flows or prospects. We cannot guarantee that the future political environment in Mexico and the United States, over which we have no control, will not have a material adverse effect on our business, results of operations or financial condition. Moreover, we cannot assure you that the changes in policies and legislation by the administrations in office in the United States and Mexico, may not affect the Mexican economy, causing a significant adverse effect on our business, financial condition, results of operations or prospects.

These policies adopted by the United States may introduce uncertainties in regulatory frameworks and could lead to increased operational costs for businesses reliant on international trade and immigrant labor. As the United States’ primary trading partner and southern neighbor, Mexico is particularly vulnerable to the Trump administration’s new immigration policies and intended trade actions, which could disrupt trade relations, labor markets, and trade stability. Furthermore, if the Mexican economy falls into recession, there could be a rise in unemployment or a decline in formal employment which would negatively impact our sales of insurance plans in Mexico. There can be no assurance as to what the new United States’ administration will do nor the impact any such measures or any others may have on Mexico. The economic and political consequences may have an adverse effect on the Mexican economy, which in turn could affect our business, financial condition, results of operations and prospects in Mexico. We cannot assure you that developments in other emerging market countries, the United States or elsewhere will not have a material adverse effect on our business, financial condition, results of operations and prospects in Mexico.

Economic, social and political developments in Peru, including political instability, social unrest, inflation and unemployment, could have a material adverse effect on our businesses and our results of operations may be negatively affected by recent political instability in Peru.

We derived 44% and 40% of our revenues from contracts with customers in Peru for the years ended December 31, 2025 and 2024, respectively. As such, our results of operations are dependent on the ability of patients in Peru to pay for services at our hospitals and clinics and our oncology plans. Our business, financial condition and results of operations could be affected by changes in economic and other policies of the Peruvian government (which has exercised and continues to exercise substantial influence over many aspects of the private sector) and by other economic and political developments in Peru, including devaluation, currency exchange controls, inflation, economic downturns, corruption scandals, social unrest and terrorism.

Peru has experienced political instability from time to time, spanning a succession of regimes with differing economic policies and programs. Although Peru has been widely considered a stable democracy in recent years, on September 30, 2019, President Martín Vizcarra took executive action to dissolve the Peruvian Congress and called for a new election of congressional members, giving rise to a protracted period of political crisis, including the impeachment of Mr. Vizcarra and several subsequent changes of president prior to the next election. On December 7, 2022, then-President Pedro Castillo Terrones undertook an illegal executive action to dissolve the Peruvian Congress. On that same day, with the support of all major political institutions, Mr. Castillo was removed from office by Congress and arrested under the alleged charges of rebellion and conspiracy. On November 27, 2025, the Special Criminal Chamber of the Supreme Court sentenced Mr. Castillo to eleven years of imprisonment for conspiracy to commit rebellion in connection with the 2022 events, and he has been barred from holding public office.

Following the removal of Mr. Castillo, the then-Vice President, Dina Boluarte, assumed the position of President of Peru in accordance with the Peruvian Constitution, which resulted in multiple protests and social unrest across the country claiming for new elections to be called. In contrast to Mr. Castillo, Ms. Boluarte pursued more business-friendly and open-market economic policies, to stimulate economic growth and stability, a key feature of the Peruvian economy over the past 30 years. On October 10, 2025, Ms. Boluarte was removed from office by Congress on grounds of “permanent moral incapacity” amidst claims of corruption and social unrest and the then President of Congress, Jose Jerí, assumed the position of President of Peru in accordance with the Peruvian Constitution.

On February 17, 2026, Congress removed Mr. Jerí as President of Congress, consequently, also ceasing his role as acting President of the Republic. On February 18, 2026, Congress elected Jose Maria Balcazar Zelada as President of Congress, who, pursuant to the constitutional line of succession, has assumed the position of acting President of the Republic until July 28, 2026, the date on which the new president is expected to be appointed following the April 2026 general elections.

Peru is currently governed by an interim administration and has a highly fragmented Congress in which no single political party holds a majority. Legislative fragmentation may limit the government’s ability to approve structural reforms or address key public policy challenges and may increase the likelihood of legislative gridlock, ministerial censures, impeachment proceedings or the approval of populist measures that could adversely affect the business environment.

On April 12, 2026, Peru held the first round of general elections to elect a new President, two Vice Presidents and a new bicameral Congress (comprised of a Chamber of Deputies and a reinstated Senate) for a five-year term. Based on the official preliminary results published by the Peruvian electoral authorities, no presidential candidate obtained the required majority to be elected in the first round. Former congresswoman Keiko Fujimori secured first place and will advance to a second-round runoff election scheduled for June 2026; however, as of the date of this report, it remains uncertain which candidate will compete against her in the runoff.

The electoral process has been affected by operational disruptions at certain polling stations, delays in the counting of votes and public allegations of irregularities made by various political actors, some of which remain subject to review or investigation by the relevant electoral authorities. While the official electoral bodies have stated that the process is ongoing and that challenges are being addressed pursuant to applicable legal procedures, these developments have contributed to heightened political uncertainty.

In parallel, the elections have resulted in a highly fragmented Congress, with representation from multiple political parties and no single party expected to hold an absolute majority. This political fragmentation, together with continued electoral disputes, could limit the ability of the executive branch to enact legislation and may increase the risk of political instability, legislative gridlock or abrupt changes in public policy.

Although most Peruvian governments and members of Congress elected in the last 30 years have generally maintained economic policies based on free market and contractual liberty, a new administration may pursue policies that are detrimental to the Peruvian economy and/or negatively affect our industry in general, and our results of operations.

The pending outcome of the presidential runoff election, the composition of the new Congress, and the challenges associated with the political transition may result in changes to laws, regulations, tax regimes, labor rules, healthcare policy, and other government actions, as well as increased social unrest or weakened institutional effectiveness, any of which could materially and adversely affect our operations in Peru, our industry, our financial condition, or our results of operations.

In addition, the economic contraction in Peru in the last few years, particularly in 2023, along with inflation, growing public deficit, and the weakening of economic growth in Peru’s trading partners have adversely impacted Peru’s economy and may continue to do so. Furthermore, economic conditions in the region may affect the Peruvian economy. For example, Venezuela, under the rule of President Nicolás Maduro, has suffered economic collapse and mass emigration since 2015, including to Peru. The influx of migrants to Peru has put a strain on the country and threatens to increase political and economic instability, insecurity levels and social conflict in the region. Despite a trend toward reduced inflation and greater political stability, social and political tensions and high levels of poverty and unemployment in Peru continue. Future government policies to preempt or respond to social unrest could include, among other things, expropriation, nationalization, suspension of the enforcement of creditors’ rights and new taxation policies. There can be no assurance that Peru will not face political, economic or social problems in the future or that these problems will not adversely affect our business, financial condition and results of operations.

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

We derived 33% and 33% of our revenues from contracts with customers in Colombia for the years ended December 31, 2025 and 2024, respectively. As such, our results of operations are dependent on the ability of patients in Colombia to pay for services at our hospitals and clinics. Decreases in the economic growth rate, periods of negative growth, increases in inflation, changes in law, regulation, policy or future judicial rulings and interpretations of policies involving exchange controls and other matters such as (but not limited to) currency depreciation, inflation, interest rates, taxation, banking laws and regulations and other political or economic developments in or affecting Colombia may affect the overall business environment and may, in turn, impact our financial condition and results of operations. Colombia’s central government fiscal deficit and growing public debt could adversely affect the Colombian economy. The Colombian fiscal deficit was 8.0% in 2025, 6.7% in 2024, 4.2% of GDP in 2023 and 5.3% of GDP in 2022. In 2025, Colombia’s inflation moderated from the 2024 levels, but remained above the Colombian Central Bank’s (or BanRep) 3.0% target, with BanRep maintaining a cautious stance and keeping the benchmark interest rate at 9.25% since May 2025 to support disinflation.

Additionally, economic conditions in the region may affect the Colombian economy. For example, Venezuela, has suffered economic collapse and mass emigration since 2015, including to Colombia. The influx of migrants to Colombia has put a strain on the country and threatens to increase political and economic instability and social conflict in the region. If the Colombian economy continues to deteriorate as a result of these or other factors, our business, results of operations and financial condition could be adversely affected. The Colombian government frequently intervenes in Colombia’s economy and from time to time makes significant changes in monetary, fiscal and regulatory policy.

President Gustavo Petro, who took office in August 2022, inherited high government spending levels, and measures to meet fiscal targets led to protests around the country. Furthermore, although in recent history Colombian administrations have pursued free market economic policies with minimal economic interventions, the current government and its supporting parties in the Colombian Congress have pursued a series of reforms aimed at intervening in Colombia’s economy by proposing significant changes to fiscal, regulatory, health, education, pension, and labor policies.

For example, the House of Representatives (Cámara de Representantes) of the Colombian Congress approved a pension reform bill on June 28, 2025, amid an extraordinary session so as to correct procedural flaws previously identified by the Constitutional Court. Congress gave its final endorsement to the proposed reform, adopting without changes the version previously passed by the Senate. The approved reform has not yet been sanctioned or enacted, since the Constitutional Court must still determine whether the procedural flaws were corrected and are in line with the Colombian Constitution. Once the Constitutional Court has finished its review provided that it finds it is compliant with Colombian law, the reform will formally enter into force. The reform provides for a system structured around four pillars: the solidarity pillar, which provides a basic income to elderly individuals in vulnerable conditions; the semi-contributory pillar, which grants a lifetime income to those who did not qualify for a pension but have contributed weeks (i.e., weeks for which contributions have been made to the Colombian social security fund) or savings; the contributory pillar, which combines contributions to the Colombian public pension fund (Colpensiones) and private pension funds into a single pension; and the voluntary savings pillar, for those who wish to enhance their pension. The reform also includes the creation of a new savings fund managed by the Central Bank (Banco de la República), a transition regime for individuals with previously accumulated weeks under Law 100 of 1993, and adjustments to contribution rates based on income levels.

Furthermore, on June 25, 2025, the Colombian President signed into law Law 2466 of 2025, which was previously approved by the Colombian Congress on June 20, 2025. This law provides for a comprehensive labor reform, and further regulation is expected for certain key aspects. Law 2466 of 2025 introduced significant changes to the country’s labor regulations which are expected to have a material impact on the employment framework applicable to companies operating in Colombia, as employers and an increase in the compensation system for employees. Key aspects of the reform include, among others: (i) stricter limitations on the use of fixed-term and temporary contracts, (ii) increased requirements and costs associated with overtime, night work, and work on Sundays and holidays, (iii) a stricter procedure for disciplinary sanctions, (iv) an eight hour per day working hour limit, and (v) labor rights for SENA apprentices, who are now considered to have a special fixed term employment agreement, that are consistent with the labor rights of other employees. In addition, on December 29, 2025, Colombia’s government issued a decree that the country’s minimum wage beginning on January 1, 2026, would be COP 1.75 million per month, a 22.7% increase, which may impact our operating expenses, as well as put pressure on inflation, public spending and interest rates in Colombia. Currently, this decree is subject to review by Administrative Court. Also, from July 2026, the maximum legal work schedule will be 42 hours per week, which could require changes to the shift structure and increase labor costs. Additional reforms remain under discussion and outcomes are uncertain, including with respect to health care and tax policy. We cannot predict what policies will be adopted by the Colombian government and whether those policies will adversely affect the Colombian economy and, consequently, our business, results of operations, and financial condition.

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

For the year ended December 31, 2025, 37.3%, 20.9% and 18.0% of our revenues from contracts with customers were derived from operations in Lima, Monterrey and Medellín, respectively. As such, our results of operations are particularly dependent on economic, social and political developments in these cities and the ability of customers in these cities to afford our healthcare services or purchase our healthcare plans, as applicable. In addition, any earthquakes or other natural disasters, or any other disruptive occurrences such as political or social unrest, sustained power failures or outbreaks of epidemics or pandemics, such as the novel coronavirus outbreak, that have a negative impact on our infrastructure in these cities could have a disproportionate impact on our ability to provide healthcare services to our patients. As a result, if Lima, Monterrey or Medellín experience a decline in economic, social or political conditions or a serious natural disaster, it could have a material adverse effect on our business, financial condition and results of operations.

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

The Mexican, Peruvian and Colombian currencies have fluctuated against the U.S. dollar, each other and other foreign currencies over the last four decades. For the year ended December 31, 2025, we generated 44% of our revenues in Peruvian soles, 33% of our revenues in Colombian pesos and 24% of our revenues in Mexican pesos. Our consolidated statement of income and other comprehensive income is presented in Peruvian soles and is impacted by the translation of income and expenses of transactions in Colombian pesos and Mexican pesos to Peruvian soles. The Mexican peso, Peruvian sol and Colombian peso have been volatile in recent years, which in turn creates volatility in our results of operations. Fluctuations in the exchange rates of the Colombian peso and Mexican peso to the Peruvian sol could impair the comparability of our results from period to period and depreciation in such exchange rate could have a material adverse effect on our results of operations and financial condition.

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

We are also exposed to the foreign exchange rate risk associated with our U.S. dollar-denominated debt. As of December 31, 2025, 31.1% of our liabilities were denominated in U.S. dollars. Although we have entered into hedging arrangements with respect to all of our material U.S. dollar-denominated debt, we recognize gains and losses from this debt and the related hedging instruments resulting from exchange rate differences between Mexican pesos, Peruvian soles, Colombian pesos and U.S. dollars in profit or loss. For more information see Note 29 to our audited consolidated financial statements.

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

For example, on December 13, 2022, the Colombian government enacted Law 2277 of 2022. This reform maintained the general corporate income tax rate at 35% and established, as a general rule, a 20% withholding tax on payments made abroad. However, interest derived from foreign indebtedness with a term exceeding one year is subject to a 15% withholding tax.

Dividends distributed out of profits previously subject to corporate income tax are subject to a 20% withholding tax. Dividends distributed out of profits that were not previously taxed are subject, as from 2023, to a 35% withholding tax, plus an additional 20% on the remaining amount, resulting in a combined effective rate of 48%.

The reform also introduced a minimum effective tax rate of 15% calculated on taxable income after certain adjustments. If the effective tax rate is lower than this threshold, taxpayers must increase their income tax liability up to the 15% minimum.

The Colombian government enacted Decree 175 of 2025, which established temporary emergency taxes, including a 1% stamp tax on contracts entered by local entities exceeding approximately US$72,000. This measure remained in force until December 31, 2025 and was not renewed.

In 2026, through Legislative Decree 0150, the Government declared a State of Economic Emergency, granting it extraordinary legislative powers, including the authority to amend taxes. Pursuant to such powers, the Government issued Decree 0173 of 2026, which temporarily established a wealth tax applicable to legal entities and de facto partnerships subject to income tax whose net equity as of March 1, 2026, is equal to or greater than approximately US$2,785,851. The general tax rate is 0.5%, and a special 1.6% rate applies to entities in the financial, insurance and extractive sectors. Subsequently, the National Government issued Decree 0240 of 2026, clarifying that this wealth tax also applies to branches and permanent establishments of foreign entities carrying out activities in Colombia, provided that their net equity as of March 31, 2026, is equal to or greater than approximately US$2,785,851.

The constitutionality of Legislative Decrees 0150 of 2026, 0173 of 2026 and Decree 0240 of 2026 is subject to automatic review by the Constitutional Court. In the context of such review, the court may temporarily suspend the law pending a final decision on the validity of the measures adopted.

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

In Mexico, recent tax interpretations and regulatory changes may affect the ability of insurance companies to credit VAT, which could increase the effective cost of healthcare services for such payers and adversely affect demand and/or pricing for our services.

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

A downgrade, suspension or withdrawal of any credit rating assigned by a rating agency to us could cause the liquidity or market value of the class A shares to decline significantly, and could also adversely affect our cost of funding and access to financing.

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

As of December 31, 2025, Enfoca, our controlling shareholder, held approximately 72.9% of our class B shares representing 68.3% of our combined voting power, and as such, continues to be our controlling shareholder. As a holder of class A shares, you will be entitled to one vote per class A share. As a result of its ownership of the majority of our voting power, Enfoca will have the ability to control the outcome of, among other matters, the election of our board of directors and, through our board of directors, decision-making with respect to our business direction; policies, including the appointment and removal of our officers and the fixing of directors’ compensation; major corporate transactions, such as mergers and acquisitions; changes to our articles of association; and our capital structure. Enfoca will retain this control over significant corporate matters for as long as it, either by itself or together with Mr. Pinillos, directly or indirectly holds in the aggregate at least 10% of the voting power of our issued and outstanding share capital. See “Item 10. Additional Information—B. Memorandum and Articles of Association.” As a result, Enfoca may use its significant influence over our business without regard to the interests of other shareholders, including in ways that could have a negative impact on your investment in the class A shares.

On October 5, 2022, we acquired 100% of the outstanding share capital of Hospital y Clínica OCA, S.A. de C.V. (“OCA”) DRJ Inmuebles, S.A. de C.V. (“DRJ”), Inmuebles JRD 2000, S.A. de C.V. (“Inmuebles JRD 2000”) and Tovleja HG, S.A. de C.V. (“Tovleja” and together with OCA, DRJ and Inmuebles JRD 2000, “Grupo OCA”), a leading healthcare group in Monterrey, Mexico. The aggregate purchase price was US$677.0 million, subject to purchase price adjustments. We funded our purchase of Grupo OCA through the incurrence of indebtedness, as well as a capital contribution by certain of our shareholders, which they financed through the incurrence of indebtedness (the “Sponsor Financing”). Enfoca, our controlling shareholder, Luis Felipe Pinillos, a member of our board of directors and shareholder, and our other pre-IPO Class B Shareholders are parties to the Sponsor Financing. We are not a party to nor do we guarantee, nor are we otherwise liable with respect to the debt under, the Sponsor Financing. Furthermore, the lenders under the Sponsor Financing do not have recourse against us for the debt or any other amounts owed under the Sponsor Financing, nor do we have any obligation to repay the debt under the Sponsor Financing. On June 26, 2025, Enfoca, Mr. Pinillos and the pre-IPO Class B Shareholders refinanced the Sponsor Financing. As of December 31, 2025, US$177.2 million aggregate principal amount of indebtedness remains outstanding under the Sponsor Financing. The indebtedness under the Sponsor Financing has a final maturity of June 25, 2027. The documents governing the Sponsor Financing contain various covenants and other obligations applicable to the shareholders party thereto, including obligations requiring such shareholders to cause us to comply with certain covenants set forth in the Credit Agreement and, in addition, imposing certain restrictions on what such shareholders will permit us to do with certain of our immaterial subsidiaries. For additional information on the covenants in the Credit Agreement, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Contractual Obligations and Commitments—Credit Facilities—Credit and Guaranty Agreement.” Furthermore, the documents governing the Sponsor Financing contain various events of default, including an event of default that will occur if there is an event of default under the Credit Agreement or the 2029 Notes Indenture. If we experience a change of control, the lenders under the Sponsor Financing can force our shareholders who are party to the Sponsor Financing to repay them. If our shareholders default on their obligations under the terms of the Sponsor Financing, including if they fail to cause us to comply with the covenants set forth in the Credit Agreement, the lenders under the Sponsor Financing will be entitled to certain remedies, including declaring all outstanding principal and interest to be due and payable and ultimately, foreclosing on the pledged shares. Foreclosing on the pledged shares may cause the lenders under the Sponsor Financing to sell securities of our company or the market to perceive that they intend to do so, and could lead to a change of control in Auna. Following the repayment in full of the Sponsor Financing, the pledges on the shares securing the Sponsor Financing will be released. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Class A Shares—Substantial sales of class A shares could cause the price of our class A shares to decrease.” The exercise of any of these remedies could conflict with your interests which may impact your investment in the class A shares and may subject us to additional risks and uncertainties. For a complete description of the terms of the Sponsor Financing, including the covenants and events of default contained therein, please refer to copies of the Note Purchase Agreements, which are filed as Exhibits 4.24 and 4.25, respectively, to this annual report.

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

If an active trading market for our class A shares does not develop, you may have difficulty selling any of our class A shares that you buy. Our class A shares are listed on the NYSE and on the Lima Stock Exchange (“BVL”) under the symbol “AUNA.” We cannot predict whether an active, liquid public trading market for our class A shares will develop or be sustained. Active, liquid trading markets generally result in lower price volatility and respond more efficiently to orders from investors to purchase or sell securities. Liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. As a result, any purchase of class A shares by affiliates may reduce the liquidity of our class A shares relative to what it would have been if such shares were purchased by non-affiliates. As a result of these and other factors, you may be unable to resell your class A shares at a price you desire.

Substantial sales of class A shares could cause the price of our class A shares to decrease.

As of December 31, 2025, US$177.2 million aggregate principal amount of indebtedness remains outstanding under the Sponsor Financing. The indebtedness under the Sponsor Financing has a final maturity of June 25, 2027. If our shareholders default on their obligations under the terms of the Sponsor Financing, including if they fail to cause us to comply with the covenants set forth in the Credit Agreement as described above, the lenders under the Sponsor Financing will be entitled to certain remedies, including declaring all outstanding principal and interest to be due and payable and ultimately, foreclosing on the pledged shares. Foreclosing on the pledged shares may cause Enfoca to lose its voting control and the lenders under the Sponsor Financing to sell the pledged shares or the market to perceive that they intend to do so, which may cause the market price of our class A shares to decline significantly. For a complete description of the terms of the Sponsor Financing, including the covenants and events of default contained therein please refer to copies of the Note Purchase Agreements, which are filed as Exhibits 4.24 and 4.25, respectively, to this annual report.

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

Furthermore, in lieu of selling class A shares, Enfoca may elect to convert its class B shares into class A shares and distribute those class A shares to its fund investors as part of an in-kind distribution, which may cause Enfoca to lose its voting control. In such an event, if the recipients of these shares are not affiliates of the Company, they will be able to sell their shares freely in the public market without restriction. Sales of substantial amounts of our class A shares by these investors over a short period of time, or the perception that such sales may occur, could materially and adversely affect the market price of our class A shares.

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

Our class B shares, with a nominal value of US$0.10 each, have ten votes per share, and our class A shares, with a nominal value of US$0.01 each, have one vote per share. Enfoca owns directly or indirectly approximately 72.9% class B shares, which represent approximately 68.3% of the voting power of our issued and outstanding share capital.

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

As a foreign private issuer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. The information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, holders of our class A shares may not be afforded the same protections or information that would be made available to our shareholders if we were a U.S. company.

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

A. History and Development of the Company

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

Our expertise in selecting targets and incorporating assets into our platform allowed us to integrate Grupo OCA in record time. In February 2023, we acquired Auna Seguros, formerly known as “Dentegra Seguros Dentales,” a dental and visual insurer with nationwide coverage across Mexico and the only specialized insurer to be ranked among the top five insurance providers in Mexico by the Asociación Mexicana de Instituciones de Seguros in 2022.

In August 2025, we entered into an arrangement (the “IMAT Oncomédica Arrangement”) with the minority shareholders of IMAT Oncomédica. Under the IMAT Oncomédica Arrangement, we agreed to acquire, in 2031, the remaining 18% interest in IMAT Oncomédica from the minority shareholders pursuant to a valuation mechanism based on a future calculation of IMAT Oncomédica’s EBITDA and a multiple to be determined by an independent appraiser as of 2031. The purchase price will be payable, at the sellers’ option, in cash or in our class A shares valued at market prices, with potential adjustments through 2033 based on subsequent financial results.

Mexico represents a major milestone for Auna given the size of the market as the biggest country in the SSLA region. We believe our Mexican assets and operations position us well for significant upside in the near future as Mexico’s market is over twice the size of both Peru’s and Colombia’s markets combined, tripling our total addressable market, and benefits from favorable demographic trends and secular macroeconomic forces such as the ongoing nearshoring boom, which Monterrey is expected to be one of the major winners of due to its privileged location and attractive fundamentals. Additionally, we have launched our oncological plans in Mexico which we believe has significant potential as the existing private healthcare plans available in the oncology-focused market are limited and there is no dominant player that has an integrated healthcare platform such as Auna has in Peru. Through partnerships with leading healthcare institutions, including Médica Sur in Mexico City, San Javier in Guadalajara, Simnsa in Tijuana, Centros Médicos de Especialidades Cd Juárez in Ciudad Juárez, and with four additional medical centers in León, Mérida, Querétaro, and Puebla, Auna now can provide its Auna Seguros members integrated, high-quality care across Mexico’s most economically dynamic urban centers. In addition, Auna has also partnered with Welbe, a nationwide digital platform that enables patients to easily manage preventive care appointments, further enhancing access and strengthening patient engagement across Mexico. To further expand Auna’s operations in Mexico, the Company plans to invest approximately US$500 million in Mexico’s principal cities during the next three to five years, building additional capacity and deepening the integration of its healthcare services to better serve local communities.

We also entered into a memorandum of understanding with Sojitz Corporation of America, a global investment and trading group headquartered in Japan, to explore joint business opportunities in the healthcare sector across Latin America, with an initial focus on Mexico, one of the region’s largest and fastest-growing healthcare markets.

Auna’s growth has been a combination of inorganic growth, as described above, and organic expansion. With a focus on steady and deliberate growth, Auna has demonstrated a robust capacity to execute inorganic and continuous organic growth strategies through the expansion of our healthcare services and specialties, our hospitals and geographic infrastructure.

Since the beginning of our international expansion in 2018, the Company has increased the number of available beds by a multiple of 6.6x, from 359 to 2,333 as of December 31, 2025. During the same period, total capacity utilization, which accounts for the number of days in which any of our beds had a hospitalized patient during the period, relative to the total number of beds and days in such period, grew at a compound annual growth rate (“CAGR”) of 2.3%. To promote and execute our inorganic growth strategy, we have an internal team focused on new businesses and acquisitions responsible for studying potential regions, selecting target hospitals, start-ups and healthtechs, and executing such transactions. A substantial majority of our growth since 2019 is attributable to acquisitions.

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

For a description of our principal expenditures and divestitures for the years ended December 31, 2025 and 2024, see Item 5. “Operating and Financial Review and Prospects.”

BVL Listing

On July 16, 2025 our class A shares began trading on the BVL under the ticker symbol “AUNA.” This listing is aligned with our strategy to improve stock liquidity, strengthen our presence in Latin America´s capital markets, and expand access to local and regional investors. We are the only healthcare company currently listed on the BVL.

Capital Expenditures

Please refer to Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures” for description of our capital expenditures.

B. Business overview

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

(iv)

We drive digital transformation to accelerate innovation, optimize efficiency and deliver agile services that enhance the patient-centric experience. Through the strategic use of technology and data, we strengthen our care model, enable process integration and operational excellence, and support sustainable growth in a constantly evolving environment.

(v)

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

(vi)

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

(vii)

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

Our healthcare plans include complementary oncology plans, which are plans focused solely on cancer in Peru and Mexico, and general healthcare plans in Peru, which are plans covering a range of basic healthcare needs and also include coverage for cancer. Our complementary plans generally target consumers that are seeking to supplement the oncology coverage in their existing third-party private or public general healthcare plan with better-quality care, or that are seeking to supplement another existing healthcare plan that does not offer such coverage. Our general healthcare plans generally target consumers that either do not have an existing private healthcare plan or have an existing private or public healthcare plan that is inadequate for their needs. Our complementary oncology plans are not available for consumers with pre-existing conditions other than those who may gain coverage through a group plan which is priced based on projected active patient treatment costs. Both our complementary and general healthcare plans focus on preventative care (including early detection services, early treatment and complex care), and are moderately priced, with our complementary oncology plans starting in Peru as low as S/41.8 per month and the general healthcare plans starting at S/25.5 per month. As the average monthly income and minimum wage in Peru were S/1,130 and S/2,287, respectively, as of December 31, 2025, our plans are generally within reach of many Peruvians. While nascent, our strategy in Mexico is similar to the one in Peru, offering affordable plans focusing on early detection services, early treatment and complex care at affordable prices.

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

Highlights of our integrated platform include:

•

Horizontally integrated healthcare network facilities: We own and operate networks of premium hospitals and clinics providing care at all levels of complexity and focus on higher complexity procedures in the three markets in which we operate. As of December 31, 2025, our network of facilities included 15 hospitals with 2,333 beds and 16 outpatient, prevention and wellness facilities in Mexico, Peru and Colombia. Each component of our healthcare ecosystem is integrated through our scaled platform, standardized clinical best practices and protocols, and centralized operational and administrative support function. This cohesive approach improves our operating efficiency by better supporting providers and employees as they deliver exceptional care and exceptional experience to our patients. During the year ended December 31, 2025, our medical staff carried out over 88,000 procedures, of which 42.7% were from high-complexity related specialties, while maintaining a net promoter score (“NPS”) of 85 in Mexico, 86 in Peru and 90% in Colombia as of December 31, 2025. These scores compare favorably with other large healthcare networks in Latin America, such as Rede D’Or and DASA, with scores of 59 and 83.7, respectively, as of 2024.

•

Vertically integrated portfolio of complementary plans and selected general healthcare plans: Fully vertically integrated with our healthcare provider network in Peru, we provide prepaid health plans in Peru and Mexico. We are the leading private healthcare plan provider in Peru, with a 25.5% market share. Oncosalud, which was founded in 1989, provides a variety of complementary plans focused on oncology and had over 991,000 memberships as of December 31, 2025. Our general healthcare plan business which was launched in 2019, had over 433,000 memberships as of December 31, 2025. Our patients with an Auna health plan utilize the Auna healthcare facilities in Peru. As a fully integrated payer and provider of care, we are able to take a long-term, value-based approach to healthcare and focus on prevention, early detection and treatment, which we believe contributes to positive medical outcomes as demonstrated by the 74% five-year survival rate for our oncology plans and a differentiated ability to manage costs. For example, approximately 96% of our costs related to prevention and treatments are incurred within Auna healthcare facilities, allowing us to closely monitor and control costs. In addition, in February 2023, we acquired Auna Seguros, formerly known as Dentegra, a small insurance platform that provides dental, vision and oncological plans to over 3.5 million memberships in Mexico. We leverage off Dentegra’s insurance licenses, established commercial capabilities, dedicated commercial teams, distribution platforms, regulatory and commercial relationships and membership base to offer our complementary healthcare plans, particularly our oncology plans, in Mexico. In July 2024, we launched Auna Seguros, our Mexican complementary oncology insurance product. Our launch of our complementary oncology plans, as well as potential complementary plans for other high-complexity diseases, along with partnerships with leading healthcare institutions in Mexico would create a fully integrated payer and provider ecosystem in Mexico.

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

Our Products and Services

Today, we operate our business through four segments: (i) Healthcare Services in Mexico, which consists of our Auna Mexico network and Auna Seguros, (ii) Healthcare Services in Peru, which consists of our Auna Peru network, (iii) Healthcare Services in Colombia, which consists of our Auna Colombia network, and (iv) Oncosalud Peru, which consist of our prepaid healthcare plans and oncology services.

Healthcare Services in Mexico

Auna Mexico

We provide healthcare services in Mexico through our Auna Mexico network, which we launched through the acquisition of Grupo OCA, a leading healthcare group in Monterrey, Nuevo León, Mexico. Our Auna Mexico network consists of three high-complexity hospital facilities: (i) OCA Hospital, (ii) Doctors Hospital and (iii) Doctors Hospital East. As of December 31, 2025, our network in Mexico included 708 beds and 18,985 surgeries were performed at our facilities during the year ended December 31, 2025. Unlike in Peru and Colombia, a majority of the services provided at our facilities in Mexico are performed by unaffiliated physicians and we charge fees for healthcare services provided at our facilities by unaffiliated physicians.

Our hospitals are ranked among the best hospitals in northern Mexico. OCA hospital was ranked among the top ten hospital networks in northern Mexico for oncology and gastrointestinal surgery and Doctors Hospital, a private hospital in Monterrey specializing in high-complexity services, was ranked among the top five hospital networks in northern Mexico for cardiology, heart surgery and gastrointestinal surgery by Fundación Mexicana para la Salud in 2025. Our Auna Mexico network has an existing occupancy rate of 38.6%, allowing for plenty of room for growth in our existing facilities. OCA Hospital targets the middle market segment and was founded over 50 years ago with only 30 beds. As of December 31, 2025, it had 261 beds, 14 surgery rooms, 23 emergency rooms and 78 outpatient rented offices. Doctors Hospital, founded in 2011 as the network’s premium and largest facility, targets the premium market. Its installed capacity had 301 beds, 16 surgery rooms, 25 emergency rooms and 200 outpatient rented offices as of December 31, 2025. Doctors Hospital East, the network’s newest facility, opened in late 2019 and targets the value market segment. Its installed capacity had 146 beds, 11 surgery rooms, 17 emergency rooms and 49 outpatient rented offices as of December 31, 2025.

Our Healthcare Services in Mexico segment aims to work with renowned doctors who value flexibility in their medical practice by offering them a level of autonomy in the medical treatments they choose for their patients. The doctors have access to the resources they need in their practice at the discretion of their schedule, as our network operates with a significant installed capacity and access to a wide repertoire of medicines. All of these accommodations are offered within an extensive infrastructure, a premium location and amenities convenient to them. The value proposition for patients includes the premium facilities and high-quality medical practice The hospitals’ general areas and hospitalization rooms are maintained with our patients’ comfort in mind, and our infrastructure is designed to be easy to access and navigate. Our network’s premium service goes beyond the quality of its healthcare services as it strives for premium service at all stages through a patient-centered and friendly service, distinguishing its level of service from other hospitals as demonstrated by an NPS of 85 as of December 31, 2025. Lastly, patients benefit from having the hospitals in strategic locations serving populations from the premium, middle and value market segments in Monterrey.

The following table sets forth additional information with respect to the main facilities in our Mexican network as of December 31, 2025:

Facility	Location	Owned / Leased	Type	Complexity Level	No. of Beds	Outpatient Offices	Surgery Rooms	Emergency Rooms	Specializations
OCA Hospital	Monterrey	Owned	Hospital	High	261	149	14	23	36
Doctors Hospital	Monterrey	Owned	Hospital	High	301	225	16	25	37
Doctors Hospital East	Monterrey	Owned	Hospital	High	146	50	11	17	25

Auna Seguros

Our HC Plans in Mexico operating under the registered name Auna Seguros, currently offers dental and vision plans through a nationwide provider network that includes over 4,598 dentists, 139 dental clinics and 1,294 optical locations. It operates the largest dental plan network in Mexico and serves over 3.5 million memberships nationwide. We have a dedicated workforce of approximately 248 full-time employees and, in addition to its headquarters in Mexico City, its commercial network has a physical presence in 9 regional offices. Below is a map depicting our presence in Mexico by providers covered by insurance plans from our dental and vision division:

Auna Seguros is registered as an insurance provider with the Mexican Insurance and Surety Commission, and as part of our expansion strategy in Mexico, we are leveraging its existing nationwide insurance license and the infrastructure of our dental and vision business to market our oncology plans in Mexico. In July 2024, we sold our first Auna Seguros oncological plans, OncoMexico. Since then, we continue scaling our oncology insurance products through B2B and B2C channels. We have also developed a nationwide network of physicians as well as an asset-light network of providers, including clinics and hospitals, to service our OncoMexico plans outside of Monterrey.

Healthcare Services in Peru

We provide healthcare services in Peru through our Auna Peru network, a horizontally integrated network of hospitals, clinics, diagnostic imaging centers and clinical laboratories, making us one of the country’s largest horizontally integrated private healthcare networks.

Our Auna Peru network is primarily centered around six hospitals and three clinics in Lima, Arequipa, Chiclayo, Piura and Trujillo, which are the principal cities in the five most populated departments in Peru, with each department having a population above one million. As of December 31, 2025, our Auna Peru network included 385 beds with an occupancy rate of 74.1%.

Our Healthcare Services in Peru segment generated S/1,084.3 million (US$322.4 million) in revenue in the year ended December 31, 2025, 49.9% of which was paid by third-party private insurers and 27.5% of which was paid out-of-pocket by our patients, with the remainder of payments generated by intersegment transactions involving medical services performed at facilities within our network.

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

The following table sets forth additional information with information of the hospitals and clinics in our Auna Peru network as of December 31, 2025:

Facility	Location	Owned / Leased		Type	Complexity Level	No. of Beds	Outpatient Offices		Surgery Rooms	Emergency Rooms	Specializations
Clínica Delgado	Lima	Owned	(1)	Hospital	High	181	77		8	27	57
Clínica Chiclayo	Chiclayo	Owned		Hospital	Medium	43	30		2	12	40
Clínica Vallesur	Arequipa	Owned		Hospital	Medium	67	24		3	20	42
Clínica Miraflores	Piura	Owned		Hospital	Medium	64	31	(2)	3	12	33
Clínica Bellavista	Callao	Owned		Hospital	Medium	24	13		2	9	30
Clínica Camino Real	Trujillo	Owned		Hospital	Medium	6	13		1	—	33
Servimédicos	Chiclayo	Owned		Clinic	Low	—	15		—	—	26
Cantella	Lima	Owned		Clinic	Low	—	4		—	—	1
Auna Benavides	Lima	Owned		Clinic	Low	—	3		—	—	1
Laboratorio Guardia Civil	Lima	Leased		Laboratory	Low	—	—		—	—	1

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

Healthcare Services in Colombia

We provide healthcare services in Colombia through our Auna Colombia network, which we launched through the acquisition of Grupo Las Américas, one of Colombia’s leading healthcare groups located in the country’s second-largest market and key economic hub, Medellín. We further expanded our network in Colombia through the acquisition of Clínica Portoazul, a healthcare services provider with state-of-the-art facilities and a premium customer portfolio located in Barranquilla, the fourth-largest city in Colombia. In early 2022, we completed the construction of Clínica del Sur, in Medellín, and the acquisition of IMAT Oncomédica, a high-complexity hospital with a dominant position in Montería due to its unique healthcare service offering strongly focused on oncological treatment, adding a combined total of 580 beds.

Our Auna Colombia network consists of three hospitals, Clínica Las Américas, Clínica del Sur and IDC, and three clinics in Medellín; one hospital, Clínica Portoazul, in Barranquilla and one hospital, IMAT Oncomédica, in Montería. As of December 31, 2025, our network included 1,131 beds with an occupancy rate of 76.6%.

Like in our Auna Peru network, our Auna Colombia network is focused on providing a seamless experience for our patients at varying levels of complexity through a horizontally integrated network of facilities with premium clinical capabilities. Our high-complexity services are centered at our flagship hospitals in this network, Clínica Las Américas and IDC. Clínica Las Américas is the leading private hospital in the city, specializing in cardiology and bone-marrow transplants, was ranked in the top 10 best hospitals in Colombia by Intellat 2025 Best Hospital Ranking. IDC is also renowned as one of the top oncology hospitals in the country and is the only healthcare institution in Colombia that is a sister institution of MD Anderson. To attain this relationship with MD Anderson, a cancer-fighting institution must be deemed by MD Anderson to have research- and education-based capabilities meeting certain of MD Anderson’s quality standards after undergoing an application process. Through an annual fee, we have access to educational tools, participate in collaborative research with MD Anderson and its global network of sister institutions and are able to send our IDC patients to MD Anderson’s facilities. IDC is also affiliated with the Union for International Cancer Control. These affiliations allow IDC to share best practices and new treatments with a wide range of institutions around the world.

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

The following table sets forth additional information with respect to the main facilities in our Colombian network as of December 31, 2025:

Facility	Location	Owned / Leased	Type	Complexity Level	No. of Beds	Outpatient Offices	Surgery Rooms	Emergency Rooms	Specializations
Clínica Las Américas	Medellín	Owned	Hospital	High	379	22	10	107	38
Instituto de Cancerología (1)	Medellín	Owned	Clinic	High	—	39	—	—	24
Clínica del Sur	Medellín	Owned	Hospital	High	154	12	6	42	19
Clínica Portoazul	Barranquilla	Owned	Hospital	High	184	18	11	43	54
Clínica IMAT Oncomédica	Montería	Owned	Hospital	High	425	39	7	35	56
Centro Médico Arkadia	Medellín	Owned	Clinic	Low	—	36	—	—	46
Centro Médico City Plaza	Envigado	Owned	Clinic	Low	—	4	—	—	7
Centro Mastologia San Fernando	Medellín	Owned	Clinic	Low	—	1	—	—	3
LMLA—San Fernando	Medellín	Owned	Laboratory	Low	—	—	—	—	1
LMLA—Platinum	Medellín	Owned	Laboratory	Low	—	—	—	—	1
LMLA—Viscaya	Medellín	Leased	Laboratory	Low	—	—	—	—	1
LMLA—Laureles	Medellín	Leased	Laboratory	Low	—	—	—	—	1
LMLA—Llanogrande	Llanogrande	Leased	Laboratory	Low	—	—	—	—	1

(1)	Overnight stays for Instituto de Cancerología patients are provided at Clínica Las Américas
(2)	Considers Torre Médica (21) and Centro Médico City Plaza (5)

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

On a combined basis across our eight different oncology plans, we have 991,181 memberships as of December 31, 2025, representing 69.6% of the total number of healthcare plan memberships in Peru. Two of our oncology plans represent 72.5% of our oncology plan membership: (i) OncoPlus, our premium plan with 459,478 plan memberships and (ii) Oncoclásico Pro, our mid-level plan with 259,205 plan memberships. The main coverage details for our principal plans are as follows:

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

Monthly fees for each of our oncology plans increase with a plan member’s age, and as of December 31, 2025, the average age of our oncology plan members was 37.7. The monthly fees for OncoPlus vary from S/51 to S/701, and for Oncoclásico Pro it varies from S/42 to S/641. In 2021, we began offering a lower-cost plan, Oncovital, covering the most common and treatable cancers, which is within the economic reach of a larger segment of Peru’s population. Oncovital had 114,450 memberships as of December 31, 2025.

During the year ended December 31, 2025, while 59.5% of Oncosalud’s covered oncology plan services were provided at Oncosalud facilities, 37.3% of oncology plan services were provided at other facilities in our Auna Peru network and only 3.2% were provided at third-party facilities.

Oncology healthcare services

We provide healthcare services for the prevention, detection and treatment of cancer through a network of dedicated Oncosalud facilities to those covered by our plans as well as patients with third-party healthcare coverage. We operate two specialized oncology hospitals and three oncology clinics to provide our oncology services to our plan members and patients with third-party healthcare coverage. Our facilities have premier clinical capabilities. We believe Clínica Oncosalud is one of the best radiotherapy centers in Peru, as we are one of the only providers with a private PET scan and cyclotron and one of the only private providers in the country providing intraoperative radiotherapy, all of which has allowed us to obtain a Diamond accreditation from ACI. Supported by some of Peru’s best cancer specialists, we treated 120,875 patients at our Oncosalud facilities during the year ended December 31, 2025.

The following table sets forth additional information with respect to our Oncosalud facilities as of December 31, 2025:

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

On a combined basis across our six different general healthcare plans (including Auna Salud, Auna Preventivo and other general healthcare products), we had 177,813 memberships as of December 31, 2025, representing 12.5% of the total number of healthcare plan memberships. Among these memberships, approximately 39% correspond to our Salud Classic and Salud Premium plans, which are described in the table below:

	Level of Coverage (%) as of 2025
Type of Service	Salud Classic	Salud Premium
Outpatient appointments	75-80%	70-80%
Telemedicine	75-80%	70-80%
Non-accident emergency care	75-80%	70-80%
Accident emergency care	100%	100%
Annual checkup	100%	100%
Hospitalization	80%	80%
Maternity care	75-80%	70-80%
Internal prosthesis, internal implants and osteosynthesis material	80%	80%

Monthly fees for each of our general healthcare plans increase with a plan member’s age, and as of December 31, 2025 the average age of our general healthcare plan membership was 29.9. The monthly fees for Salud Classic vary from S/127 to S/906, and for Salud Premium it varies from S/227 to S/1,180.

During the year ended December 31, 2025, while 23.6% of our general healthcare plan covered services were provided at Oncosalud facilities, 74.9% of these services were provided at other facilities in our Auna Peru network and only 1.5% were provided at third-party facilities.

Telemedicine plans

We began offering group plans for telemedicine services on a business-to-business basis in 2020. All of the telemedicine services are provided by our existing network. These plans are designed to introduce customers to our products and services as a way of expanding our reach and deepening existing relationships.

Our telemedicine plans are prepaid group healthcare plans, meaning that employers of the plan members pay a fixed amount of US$0.8 per month per plan member as of December 31, 2025. Each plan member has access to up to 12 telemedicine consultations per year and discounted access to certain healthcare services in our Auna Peru network. We have 255,701 memberships as of December 31, 2025, representing 17.9 % of the total number of healthcare plan memberships.

Our Market

We currently operate in Mexico, Peru and Colombia, which had an aggregated GDP of approximately US$2,631 billion in 2025, a total population above 220 million, and a healthcare services expenditure of over $154 billion, and collectively account for 44%, and 54% of SSLA’s healthcare spending and population, respectively. These countries also have some of the largest groups of young populations in the region, which translates into favorable aging expectations, and have experienced rapid economic growth and improvements in per capita income, growing the middle classes in recent years, which we expect will increase healthcare spending in these markets over time. We also believe that the regulatory frameworks in these countries are conducive to further growth in the private healthcare provider segment for an integrated player like us. We believe that our integrated networks and operational model in each market provide us with a significant competitive advantage to capitalize on this growth. Through our operating model, we strive to achieve regional scale and a high degree of both horizontal and vertical integration in all of the markets where we operate, adapting to the specific characteristics and regulatory framework of each market.

The healthcare market in SSLA has several key characteristics that make it ripe for disruption and significant growth:

•

Lack of access: According to BMI, a Fitch Solutions company, healthcare spending in SSLA is expected to reach US$463 billion by 2028, in a market covering over 400 million people, yet more than 350 million individuals have restricted or no timely access to healthcare services. As a means of comparison, total healthcare spending in the United States amounts to more than US$5,600 billion in a market covering only approximately 342 million people. Average waiting times in SSLA are four to five times those of the United States and other advanced markets, while existing beds, outpatient rooms and related infrastructure is significantly below the WHO minimum recommended standards. For example, hospital beds per 1,000 inhabitants reach 1.0, 1.6, and 1.9 in Mexico, Peru and Colombia compared to the minimum recommended of 3.0 by the WHO and 4.2 by the OECD. The healthcare markets in many regions in SSLA remain significantly underpenetrated as compared to developed economies, despite the SSLA market as a whole growing at 1.2 times the U.S. market, from 2022 to 2025, according to BMI.

Notes: Not to scale. Healthcare expenditure excludes pharmaceuticals spending. SSLA is defined as Latam country minus Brazil.

•

Evolving demographics: As the region’s main economies continue to transition toward becoming middle-income countries aided by improving living standards, the growing populations will feature an increased representation of the elderly segment and this is expected to increase spending on healthcare needs, thus providing favorable tailwinds for the industry. The percentage of the population above 50 years old is expected to increase from 23.9% to 39.1% in Mexico, 23.4% to 35.2% in Peru and 26.3% to 43.8% in Colombia by 2050.

•

Deficient public and private healthcare: Public healthcare systems throughout the region have been negatively impacted by pervasive, long-term lack of investment, leading to deficiencies in infrastructure and care. While private healthcare options exist, they are often unaffordable, making them inaccessible for most of the population and resulting in high out-of-pocket spending across the board. Private healthcare insurance penetration levels in SSLA remain substantially below those of the United States and even Brazil. The expected healthcare expenditure as a percentage of GDP excluding pharmaceutical sales in 2025 was 5.7%, 4.5% and 7.3% in Mexico, Peru and Colombia, respectively, compared to 9.3% in Brazil and a National Health Expenditure of 18.5% in the United States.

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

Through our Oncosalud network in Peru, we operate Latin America’s only fully vertically integrated oncology program where coverage and virtually all diagnostic and treatment services are provided by a single company. As of December 31, 2025, Oncosalud had over 991,181 oncological memberships and a market share of 24.7%, making it the top healthcare plan operator in Peru, according to SUSALUD, a position it has consistently maintained over the last decade. Our vertical integration has allowed us to be highly efficient while also providing effective patient results, as evidenced by Oncosalud’s 54.2% MLR as of December 31, 2025 and 74.6% five-year cancer survival rate as of June 2022. Our plan members include healthcare consumers who do not have any other healthcare coverage, members who are covered by EsSalud but want supplemental coverage for cancer and individuals who have healthcare coverage from another private payer but want access to our leading expertise in oncology and our integrated care platform. We believe our prepaid oncology plans meet an important need in the Peruvian market, where the vast majority of the population either lacks health insurance or is reliant on the public sector for healthcare coverage.

We believe that our ability to offer a vertically integrated plan, which can be sold as oncology complementary coverage or as part of a general healthcare plan that is integrated into our horizontal network, provides a desirable alternative in the Peruvian market to consumers who seek to replace or supplement their other existing private or public healthcare coverage, as evidenced by the growth in our Oncosalud membership from 266,000 in 2008 to over 991,181 as of December 31, 2025, and the growth of our general healthcare and telemedicine plan members from launch to over 433,514 as of December 31, 2025. Further, our ability to offer standardized care across our network through an integrated solution that covers all aspects of patient care (from preventative care to treatment) in contrast to the fragmented services that are offered by our competitors, combined with the efficiencies from vertical integration, allow us to more competitively price our plans and deliver a more seamless experience to our customers.

In 2019, we expanded our portfolio to include selected general healthcare plans aiming to provide first-class services at more competitive prices than traditional insurance plans, leveraging our highly successful oncological model. As of December 31, 2025, we had a total of over 433,514 memberships for our general healthcare plans, which represented a 1.3% market share according to SUSALUD. Just in the year ended December 31, 2025, net additions to our membership base of the selected general healthcare plans reached over 66,836 new memberships or a growth of 18.3% in the year. We believe we can leverage our deep expertise and extensive know-how developed in Peru across other similarly situated regions, particularly in Mexico.

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

Premium clinical capabilities at all levels of complexity, with emphasis on high-complexity

We operate 15 hospitals with 2,333 beds and 16 outpatient, prevention and wellness facilities across Mexico, Peru and Colombia, including three hospitals specializing in oncology. While we provide services at all levels, our facilities specialize in medium and high-complexity medical services, such as oncology, cardiology, neurology, trauma and organ and bone-marrow transplants. The flagship hospital in our Auna Peru network, Clínica Delgado, which has a Diamond accreditation from Accreditation Canada International (“ACI”), is one of only two private hospitals in the country that are licensed to perform organ transplants and owns a well-equipped neonatal intensive care unit and maternity wards. Our flagship hospital in our Auna Colombia network, Clínica Las Américas, is a private hospital in Medellín specialized in high-complexity services and was ranked in the top 10 best hospitals in Colombia by Intellat 2025 Best Hospital Ranking and the 24th best hospital in Latin America by IntelLat 2025 Best Hospital Ranking. Our flagship hospital in our Auna Mexico network, Doctors Hospital, is a private hospital in Monterrey specializing in high-complexity services, was ranked among the top five hospital networks in northern Mexico for cardiology, heart surgery, neurosurgery and gastrointestinal surgery by Fundación Mexicana para la Salud in 2025. Our premium clinical capabilities are central to the strength of our reputation and our brand, our “must carry” status with health insurers and our ability to attract the best doctors. While we are strongly committed to maintaining our standard of care and offering state-of-the-art equipment, any failure to provide these capabilities may have an adverse effect on our business. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we are unable to provide advanced care for a broad array of medical needs, demand for our healthcare services may decrease.”

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

When we acquire or build new facilities, we invest in standardizing the layout, equipment and operations. While integrating new facilities into our networks, whether organic or inorganic, comes with its challenges, such as increased costs from new organizational structures, changes or upgrades in processes and information systems, changes to our operating model, building and maintaining our brand’s reputation and financing such acquisitions, we have a dedicated integration team with more than ten years of experience, which works to implement best practices. The successful execution of organic and inorganic initiatives has allowed us to increase the number of beds in our networks on an aggregate basis from 112 in 2012 to 2,333 as of December 31, 2025. A substantial majority of our revenue growth since 2019 is attributable to acquisitions. However, there can be no assurance that any future acquisitions that we make will be beneficial to our business. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Any acquisitions, partnerships or joint ventures that we make or enter into could disrupt our business and harm our financial condition.”

Comprehensive digital platform with robust data and technology architecture that enables us to deliver immediate, digitally enabled end-to-end patient experiences

We take a technology-intensive approach to healthcare to improve access and affordability. We have built an integrated HIS and HCP Core upon which the operations of our healthcare network and healthcare plan businesses, respectively, are run. The HIS and HCP Core systems are composed of commercially available and proprietary modules integrated via a reliable and scalable middleware, providing us with fundamental capabilities to securely exchange data throughout our system, enhance cost-efficiency, monitor and manage our activities, provide interfaces with our healthcare and administrative professionals and, through web-enabled and smartphone apps, provide a portal for our patients and plan members. A central element of our HIS is our EMR system, which has been implemented across Peru and is currently being implemented in Colombia and Mexico. Because our technology is an integral part of our operations, any failure of our core information platforms to function properly could adversely impact our business. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—A failure of our IT systems could adversely impact our business.” In addition to our core information platforms, we have developed the Auna App, which provides our members and patients in Peru with secure access to certain information in our system and an immediate, convenient and personalized way to manage all their healthcare needs. The Auna App allows patients and members to purchase healthcare plans, book and pay for medical appointments, check their medical records, receive reminders for upcoming appointments and procedures and obtain medical prevention tips, among other capabilities.

Solid financial growth backed by strong operating fundamentals

We believe that our wide array of services, the scale of our networks and our focus on cost efficiency has allowed us to achieve market-leading financial performance. On a consolidated basis, giving effect to our acquisitions in Colombia and Mexico, for the year ended December 31, 2025, we generated revenue of S/4,385.3 million (US$1,304.0 million), with profit of S/110.9 million and a profit margin of 2.5%, compared to profit of S/124.0 million and a profit margin of 2.8% in 2024. The decrease in profit and profit margin was primarily driven by higher net finance costs, including non-recurring refinancing costs incurred in 2025, partially offset by favorable foreign exchange effects and stable operating performance.

In 2024 and 2025, we achieved EBITDA margins of 23.1% and 19.6%, respectively, reflecting the strength of our operating model. In addition, in 2024 we delivered 26% EBITDA growth compared to 2023. Profit for 2025 was S/110.9 million (US$33.0 million), consistent with the trends described above, while EBITDA for 2025 was S/858.1 million (US$255.2 million), and Adjusted EBITDA for 2025 was S/916.5 million (US$272.5 million).

Our indebtedness decreased by S/111.6 million from S/3,767.7 million as of December 31, 2024 to S/3,656 million as of December 31, 2025. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our significant indebtedness could adversely affect our financial health, prevent us from fulfilling our obligations under our existing debt and raise additional capital to fund our operations and limit our ability to react to changes in the economy or the healthcare industry.” Our EBITDA Margin may not be comparable to that of other companies; for further information see “Presentation of Financial and Other Information—Non-GAAP Financial Measures.”

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

We are in the process of establishing systems and procedures that will allow us to coordinate our procurement process across countries. Our Quality Control Committee and, in the case of technology products, our Technology Evaluation Committee prepare an approved list of suppliers and products in Peru, Colombia and Mexico. From this list, our procurement department evaluates potential suppliers and products and selects which suppliers and/or products to use. As of December 31, 2025, we had 152 medicine suppliers in Peru, 154 in Colombia and 50 in Mexico. For the year ended December 31, 2025, we purchased 73%, 73% and 93% of our medicines from our 10 largest suppliers in Peru, Colombia and Mexico, respectively. For more information on our suppliers, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We rely on a limited number of suppliers of medical equipment and supplies needed to provide our medical services.”

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

Sales & Marketing Channels

We sell our healthcare plans in Peru through a variety of channels, including:

•	Our in-house sales force, which we employ directly and accounted for 17.4% of plan sales in the year ended December 31, 2025;

•	Telemarketing, which is done by a third-party vendor and accounted for 22.2% of plan sales in the year ended December 31, 2025;

•	Corporate channel, as some employers provide coverage to employees, which is done by an in-house team and accounted for 15% of plan sales in the year ended December 31, 2025;

•

Partnerships with third parties, such as banks, through which plans are sold directly in bank branches and via call centers, and credit card companies, which accounted for 8.3% of plan sales in the year ended December 31, 2025;

•	Independent brokers, which accounted for 30.7% of plan sales in the year ended December 31, 2025; and

•	Digital advertising, which accounted for 6.4% of plan sales in the year ended December 31, 2025.

We sell our dental, vision and oncological insurance plans in Mexico through:

•

Partnerships with third parties, such as major medical insurance companies, through which plans are sold directly or with brokers which accounted for 63% of plan sales in the year ended December 31, 2025; and

•	Independent brokers, which accounted for 36% of plan sales in the year ended December 31, 2025.

As of December 31, 2025, 91%, 52% and 97% of the total revenue from contracts with customers in our Healthcare Services in Mexico, Healthcare Services in Peru and Healthcare Services in Colombia segments, respectively, were generated by payments from third-party payers, including private insurers and institutional providers, during the year ended December 31, 2025. As a result, we focus primarily on negotiating contracts with private insurers to ensure that our hospitals and clinics are on their list of approved facilities. We have a dedicated commercial team to handle negotiations with insurance providers, with the objective of building and maintaining close relationships with them and ensuring that our network of hospitals and clinics is included in all their insurance plans.

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

Supporting Healthcare and Insurance Integration

As a leading oncology and health insurer with more than 35 years of experience in Peru, we leverage IT to improve insurance services in Mexico and Colombia. Our technology initiatives support the full insurance lifecycle—from enrollment and claims management to integrated patient care services—embedding insurance solutions within our healthcare ecosystem in a cohesive manner. This holistic integration strengthens our value proposition, facilitating continuous and comprehensive care that aligns with the “Auna Way.”

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

Technological Innovation and Compliance

Innovation remains central to our strategy, supported by a continuous commitment to operational excellence. We are currently executing a comprehensive, multi-year strategic plan aimed at strengthening our IT General Controls (ITGC) framework across the region.

This initiative focuses on standardizing our technology environment and enhancing oversight mechanisms to ensure long-term sustainability and alignment with global compliance standards. While this transformation is being implemented through a phased approach, our regional Security Operations Center (SOC) provides a robust layer of immediate monitoring, safeguarding our digital assets and ensuring compliance with SOX and data protection regulations, such as Habeas Data, in Mexico, Peru, and Colombia. By integrating these governance enhancements with the “Auna Way,” we reinforce our leadership in regional healthcare transformation through a secure and resilient infrastructure.

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

According to the Hospirank Mexico 2025 Report issued by Global Health Intelligence, Doctors Hospital and OCA Hospital, two of our three facilities in Mexico, are ranked among the best equipped private hospitals in Mexico, with OCA Hospital recognized among the leading facilities for cancer treatment, supported by its oncology infrastructure, which includes one of the highest numbers of linear accelerators and radiotherapy machines in Mexico.

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

Moreover, we also face competition in the private healthcare plan market. There is a significant concentration in the Mexican private healthcare insurance market with the top 4 providers accounting for more than 81% of health plan providers premiums market in 2024.

Peru

In Peru, we also face competition from other privately operated hospitals, clinics and healthcare networks for the provision of healthcare services. The market in Peru is generally fragmented. According to SUSALUD, as of December 2025, there were 26,634 healthcare facilities in Peru, which include hospitals, private clinics, medical centers, private consultation facilities and dental hospitals. We are currently one of the few private healthcare networks in the country with broad geographic reach.

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

There is significant concentration in the private healthcare plan market, with the top 10 providers accounting for more than 98% of the market since 2014. Oncosalud has consistently maintained a strong position in the market, and as of September 30, 2025, it held 26.0% of market share in the industry based on number of total plan members, including Auna’s general healthcare plans, which have been growing since 2020, when we expanded our portfolio to offer this kind of plans.

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

3.

IMSS-Bienestar: IMSS-Bienestar was established to centralize public healthcare services to the uninsured population. IMSS-Bienestar originated as a subprogram of IMSS and was later transformed into a decentralized entity (organismo público descentralizado) assuming control of all public healthcare services for the uninsured population, including the functions previously performed by the INSABI (Instituto de Salud para el Bienestar).

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

Quality. Healthcare services quality is regulated by the SSA and the Comisión Federal para la Protección contra Riesgos Sanitarios (“COFEPRIS”) through the relevant licenses and registries, as well as through vigilance of the application of the relevant regulations, as described in the Sanitation Standards section below.

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

The Federal Economic Competition Commission (“COFECE” or Comisión Federal de Competencia Económica) was an autonomous constitutional body of the Mexican government with authority to monitor, promote, and guarantee competition in Mexico in relation to various economic activities, including those related to the hydrocarbons sector and the electricity industry. Its functions included the analysis and authorization of mergers and the prevention and sanctioning of anti-competitive practices.

On December 20, 2024, the Mexican President published in the Mexican Federal Official Gazette a decree that reforms the Political Constitution of the United Mexican States in respect of administrative simplification. On March 4, 2025, the reform was approved by the Mexican Senate. The stated objective of such reform is to simplify the structure of the government, eliminate administrative redundancies that increase operating costs and to simplify governmental processes by eliminating seven autonomous government bodies, including the COFECE.

Following the enactment of such constitutional reform, the transition to replace COFECE began. In compliance with this reform, on July 16, 2025, the reform to the Federal Economic Competition Law (“LFCE”) was published in the Mexican Federal Official Gazette, designating the creation of the National Antitrust Commission (“CNA”), a decentralized public body under the Ministry of Economy, with legal personality and its own assets, management autonomy, and technical and operational independence in its decisions, organization, and operation, which will assume the functions of COFECE and IFT in matters of antitrust regulation. The amendment to the LFCE has come into force as all of the commissioners of the CNA have been appointed by the head of the executive branch and ratified by the Senate.

Data Protection

On March 20, 2025, the new Ley Federal de Protección de Datos Personales en Posesión de los Particulares (“LFPDP”), was published in the Mexican Federal Official Gazette and it became effective on the next day. The purpose of the new LFPDP is to protect personal data collected, held or provided by individuals, and to enforce controlled and informed processing of personal data in order to ensure data subjects’ privacy and the right to consent with respect to the use or deletion of protected information consistent with the purpose of the prior existing data protection law that became repealed.

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

The newly created Ministry of Anti-Corruption and Good Governance (Secretaría de Anticorrupción y Buen Gobierno) is the entity authorized to monitor and enforce compliance with the LFPDP by private entities processing personal data. Such entities will be held liable for interfering with a data subjects’ exercise of their rights under the LFPDP and for failing to safeguard their personal data. Data subjects who believe that a company is not processing their personal data in accordance with the LFPDP may request an investigation by the ministry. Following an investigation, the ministry may: (i) dismiss the data subject’s claim or (ii) affirm, reject or modify a company’s answer to a data subject’s claim. Penalties for violating the LFPDP’s provisions include a fine up to the equivalent of 36.0 million Mexican pesos (approximately US$2.1 million) a prison sentence of up to five years or double the applicable fine or sentence for violations related to sensitive personal data.

Environmental Regulations

The General Law for the Ecologic Balance and Environmental Protection (Ley General del Equilibrio Ecológico y la Protección al Ambiente) sets forth the baseline of all environmental obligations for the development, construction and operation of any project in Mexico. Depending on the aspects of any particular project, it may require different permits, licenses and authorizations to be issued by the Secretaría de Medio Ambiente y Recursos Naturales (the “SEMARNAT”), which is the federal authority in charge of environmental policy in Mexico, and/or from local, state-level, environmental authorities, in terms of environmental impact, waste management, wastewater discharge and air emissions, among others. The base permit for the development of a project in Mexico is the environmental impact authorization, which is the initial assessment of all impacts to the environment derived from the construction and operation of any project, and the mitigation measures required to offset any such impacts. In general terms, all health sector projects, such as hospitals and clinics, are subject to securing an environmental impact authorization from the local environmental authority. Fines and other administrative measures may be applied by federal or local environmental authorities for any identified non-compliance. As a general matter, sanctions may include fines for up to between 1.7 to 5.4 million Mexican pesos (approximately US$98,500 to US$314,000), temporary or permanent, total or partial closure of facilities, revocation of relevant environmental permits, licenses, authorizations, concessions and/or registries, and/or reparation or compensation of environmental damages caused.

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

Hazardous Waste Management

The Ley General para la Prevención y Gestión Integral de los Residuos (the “LGPGIR”), alongside NOM-052-SEMARNAT-2005, which establishes the characteristics, identification procedure, classification and lists of hazardous waste and NOM-087-SEMARNAT-SSA1-2002, which establishes the requirements for the separation, packaging, storage, collection, transportation, treatment and final disposal of biological-infectious hazardous waste generated in healthcare facilities, set forth the basic classification of hazardous wastes, which include all wastes with a hazardousness trait (i.e., corrosiveness, toxicity, reactiveness, explosiveness, flammability) as well as all wastes from healthcare services (i.e., blood, tissue, biologic samples, used health equipment).

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

Regulation of Mexican Insurance Sector

Healthcare Insurance plan providers in Mexico, such as Auna Seguros (formerly known as Dentegra), are regulated and supervised by the CNSF. As a result of the interaction of the providers with their clients, the National Commission for the Protection and Defense of the Users of Financial Services (Comisión Nacional Para la Protección y Defensa de los Usuarios de Servicios Financieros) also regulate and supervise healthcare plan providers in Mexico.

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

The main quarterly regulatory reports include: (i) corporate information including a description of ESG criteria incorporated into the corporate governance system, (ii) technical reserves, (iii) capital requirements, (iv) assets and investments, (v) reinsurance and underwriting (if applicable), (vi) financial statements, (vii) statistical information and (viii) third-party transactions.

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

All IPRESSs must be registered at SUSALUD and then obtain an authorization (categorization of the health facility according to the healthcare services provided) issued by the health authority of their jurisdiction in order to conduct their healthcare services according to complexity level.

All IPRESSs, including Auna’s facilities, must be registered with SUSALUD in the National Registry of IPRESSs and must obtain the categorization issued by the health authority of their jurisdiction. Such categorizations are valid for a period of three years.

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

Quality of Services

IPRESSs. SUSALUD is charged with oversight of IPRESSs and their compliance with legally mandated standards of service and applicable service offering limitations in accordance with their corresponding classification. SUSALUD may also sanction any noncompliant IPRESS. Such sanctions may vary depending on the degree of the infraction and related fines may be up to 500 Tax Units. The applicable Tax Unit for fiscal year 2026 is S/5,500. In addition to imposing monetary penalties, SUSALUD may suspend or revoke a noncompliant facility’s registration and order its closure.

The Dirección General de Medicamentos, Insumos y Drogas (“DIGEMID”) under MINSA is charged with oversight of pharmacies and their compliance with legally mandated standards of service and obligations to carry certain essential generic medicines. Noncompliant IPRESSs may be sanctioned.

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

Economic and Financial Related Regulations Applicable to IAFASs

Each IAFAS must comply with the Regulations of Financial Solvency, Technical Obligations and Support Coverage for IAFASs, approved by Superintendence Resolution N° 020-2014-SUSALUD/S as amended by Superintendence Resolution N° 089-2016-SUSALUD/S. This and other regulations establish various requirements, including minimum capital requirements, investment requirements and limitations on asset allocations and indebtedness, among others, in an effort to protect an IAFAS’s assets and financial equilibrium. Under these requirements, Oncosalud must maintain minimum capital reserves of 459 Tax Units. In addition, as of December 31, 2025, Oncosalud is limited from holding more than S/1,238 million (US$361.9 million) of debt. To monitor compliance with these obligations, SUSALUD requires IAFASs to provide certain relevant information relating thereto, including financial indicators, solvency margins and information on indebtedness, on a monthly, quarterly or annual basis, as applicable.

As of December 31, 2025, Oncosalud is in full compliance with all solvency, capital obligations and reporting requirements as provided by the applicable regulations.

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

Environmental Regulations

Environmental Certification

The Law on the National System for Environmental Impact Assessment (Law N° 27446) and its regulation, approved by Supreme Decree N° 019-2009-MINAM, provides that any public or private investment project that may generate negative environmental impacts is required to have an environmental certification from the corresponding governmental authority approving the Instrumentos de Gestión Ambiental (“IGAs”) used to mitigate the environmental impacts of such investment project. Healthcare facilities are one of the types of investment projects that must have an environmental certification. MINSA is the governmental authority in charge of evaluating and approving IGAs for investments in healthcare facilities. IGAs available to healthcare facilities are Estudio Impacto Ambiental detallado (“EIA-d”) for operations with a significant negative environmental impact, Estudio Impacto Ambiental semi detallado (“EIA-sd”) for operations with a moderate negative environmental impact, or Declaracion Impacto Ambiental (“DIA”) for operations with a minimal negative environmental impact. Under applicable Peruvian law, IGAs must be updated every five years after the start of the project.

Currently, we have DIAs in place for our investment projects subject to Law N° 27446.

Environmental Administrative Liability

Under Council Resolution Nº 006-2018-OEFA-CD, and Supreme Decree N° 019-2025-SA, the Dirección General de Salud Ambiental e Inocuidad Alimentaria (“DIGESA”) under MINSA can impose sanctions for infractions, including engaging in development activities without obtaining the approval of the corresponding IGA or that do not comply with a development project’s approved IGAs, among others. Sanctions vary from 10 to 30,000 Tax Units and will depend on the potential or real damage to the environment resulting from these infractions. In addition, DIGESA can impose other administrative measures, including the suspension of the development, demolition of the project or requiring an update of the IGA.

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

Management of Solid Waste

Article 19 of the Solid Waste Management Law, approved by Legislative Decree N° 1278, modified by Legislative Decree 1501, establishes that DIGESA under MINSA oversees the regulation, supervision and control of solid waste management by IPRESSs.

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

According to the provisions of the Law on Integral Solid Waste Management, Legislative Decree No. 1278, modified by Legislative Decree 1501, and its regulation Supreme Decree No. 014-2017-MINAM and NTS No. 144-MINSA/2018/DIGESA, modified by Ministerial Resolution No. 250-2022-MINSA, and Ministerial Resolution No. 901-2024/MINSA, “Integral Management and Handling of Solid Waste from Health Facilities, Medical Support Services and Research Centers,” it is up to the solid waste operating company (“EO-RS”) contracted by the generator to provide external collection, transportation and final disposal service.

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

Each IPRESS also needs to establish a committee for the integrated management of solid waste and develop and document, among others, the following:

•	Initial diagnostic assessment, including a study of the quantity, characteristics, composition, class and technical conditions of the IPRESS’s management of solid waste;

•	Solid waste management plan, which is a part of the IGA and should include actions related to the minimization and management of solid waste;

•	Maintain and/or manage an internal record of the generation and management of solid waste at its facilities;

•	Annual declaration certifying the management of solid waste under its responsibility; and

•	Hazardous solid waste manifest tracking hazardous waste from the point of generation to ultimate disposal.

Failure to maintain the internal record, or submit the annual declaration and the hazardous solid waste manifest through the SIGERSOL (Sistema de Información para la Gestión de Residuos Sólidos ) platform can be sanctioned to DIGESA with an official warning or a fine of up to three Tax Units.

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

Construction Licenses

A construction license must be obtained from the applicable local municipal government to build any healthcare facilities. Regulations relating to infrastructure, accessibility, safety, seismic resistance, and equipment of healthcare facilities issued by MINSA and the provisions of Chapters A.050, A.120, A.130 and E.030 of the National Regulations for Construction, approved by Supreme Decrees N° 011-2006-VIVIENDA, N° 010-2009-VIVIENDA N° 011-2012-VIVIENDA, N° 017-2012-VIVIENDA and N° 002-2014-VIVIENDA, N° 003-2016-VIVIENDA, N° 015-2018-VIVIENDA and complementary provisions as amended, will apply to such process. The applicable requirements vary depending on the type of healthcare facility being built. These requirements generally focus on the location of the proposed facility, including the related risk of natural disasters in the area, adequate architectural design and structure, access to utilities and adequate backup systems, protection systems against fires, floods and power outages, access conditions for disabled people, and other factors that may have a negative impact in the provision of healthcare services.

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

•

MinSalud’s Resolution 3100 of 2019 (“Resolution 3100”) sets forth the national standards IPSs must comply with. Resolution 3100 includes new requirements for infrastructure of healthcare facilities, medical personnel, minimum solvency ratio and limits on overdue commercial debt and unpaid wages. These new national standards went into effect on May 29, 2020, providing IPSs with a 6-month transition period to be in compliance with Resolution 3100. The Resolution 3100 has been amended over time, most recently by Resolution 465 of 2025, which modified Articles 4,5,7,19 and 20 introducing technical adjustments to registration and self-assessment requirements, infrastructure standards, priority processes, human talent qualifications and assisted transport.

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

Data Protection

IPSs are subject to various personal data protection laws and regulations in Colombia. Law 1581 of 2012 (“Law 1581”) includes obligations relating to the collection and processing of personal data. Under Law 1581, IPSs must obtain prior, express and informed consent from individuals whose data is collected and qualified consent for processing sensitive personal data. In addition, under Decree 1074 of 2015, IPSs with total assets above 100,000 Tax Value Units (“TVU”) must register their databases in the National Database Registry before the SIC, the national data protection authority in Colombia. This assessment is made based on the total assets reported in the financial statements of the immediately preceding fiscal year. As the applicable TVU for 2025 was 49.799, IPSs with total assets above COP4,979,900,000 must register their databases IPSs – including its administrators – must also implement a privacy policy setting guidelines for data processing and ensure all data subjects have access to the policy, adopt internal controls for processing and safekeeping personal data and follow certain guidelines for personal data transfers and transmissions. IPSs are also required to report security breaches when personal information is involved before the SIC. In case IPSs use artificial intelligence tools, they must ensure that such tools are transparent, allowing users to understand how their data is used. Likewise, IPSs must carry out privacy impact assessments before implementing AI systems, ensuring that there is no discrimination or bias in the processing of information.

Law 1266 of 2008 regulates the processing of credit and financial data. It requires data controllers to maintain such data pursuant to strict security measures and confidentiality standards, obtain consent prior to modifications and disclosure of the data and only use data for purposes identified in a privacy policy or notice.

Additionally, in their administration of medical records, IPSs must comply with sector-specific rules for processing health data, including Resolution 839 of 2017, Law 1438 of 2011, Decree 780 of 2016 and Resolution 1995 of 1999. These include rules related to minimum information requirements for medical records, such as the patient’s name and date of birth; limits on when and how such records may be accessed and by whom; and the length of time IPSs must maintain these records. In addition, in an effort to promote the authenticity, integrity, availability and preservation of the data, IPSs are obligated to use a unified electronic medical records system managed by the Colombian government for processing medical records.

Environmental Regulations

IPSs are subject to various international, national and local environmental regulations, including those related to the use of natural resources, consumption of water, radioactive substances, disposal of waste and medicines. Fines and other administrative measures may be imposed on noncompliant IPSs. Depending on the severity of the breach, according to Law 2387 of July 25, 2024, sanctions may include fines of up to 100,000 times the Colombian minimum wage (approximately US$46 million taking into account the Colombian minimum wage for 2026) temporary or permanent closure of the facility, revocation of the applicable environmental license, authorization, concession, permit or registration, seizure of property used for the environmental breach, community service and/or if applicable, demolition of construction sites.

Management of non-domestic wastewaters

IPSs connected to the public sewage usually discharge their non-domestic wastewaters to the sewage network, which requires physically and chemically treating such waters before they are discharged to the network to be able to comply with the standards set forth in the Resolutions issued by the Ministry of Environment and Sustainable Development and the competent regional authorities. Failure to comply with such standards may trigger the imposition of preventive measures, such us the suspension of the activities relating to the discharges and/or the imposition of sanctions as described above.

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

Corporate tree-planting obligation

Pursuant to Law 2173 of 2021, medium and large companies (such as Auna) registered in Colombia must implement, on an annual basis, a tree-planting program aimed at contributing to ecological restoration, including the planting of at least two (2) trees per employee. Tree plantings must be performed within areas previously chosen by municipal authorities, following the guidelines of the relevant environmental authority, and the trees to be planted must correspond to native species that comply with technical criteria of species, thermal floor, phytosanitary conditions, soil, and any other requirements defined by the authorities. The costs of the program must be borne by the company, and the planting sessions are considered internal work-related activities that must be conducted during working days and in compliance with health and safety requirements. Additionally, the Ministry of Environment and Sustainable Development issued Resolution 1491 of 2025, which further develops the criteria and guidelines for the effective implementation of these programs and for the consolidation of designated “Areas of Life” (Áreas de Vida). Resolution 1491 of 2025 clarifies that restoration is not limited to planting, but also includes maintenance, monitoring, and follow-up actions —including the survival of the plant material— during the first two (2) years. It also provides that planting must take place within Areas of Life, understood as zones defined and designated by municipalities or districts, in coordination with the competent environmental authorities for their identification and management. However, since the Areas of Life have not yet been designated by the competent authorities, the tree-planting obligation under Law 2173 of 2021 has not yet come into force.

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

D. Property, Plants and Equipment.

Properties

We own and operate hospitals and clinics in Mexico, Peru and Colombia.

The following table sets forth additional information with respect to the main facilities in our Mexican network as of December 31, 2025:

Facility	Location	Owned / Leased	Type	Complexity Level	No. of Beds	Outpatient Offices	Surgery Rooms	Emergency Rooms	Specializations
OCA Hospital	Monterrey	Owned	Hospital	High	261	149	14	23	36
Doctors Hospital	Monterrey	Owned	Hospital	High	301	225	16	25	37
Doctors Hospital East	Monterrey	Owned	Hospital	High	146	50	11	17	35

The following table sets forth additional information with information of the hospitals and clinics in our Auna Peru network as of December 31, 2025:

Facility	Location	Owned / Leased	Type	Complexity Level	No. of Beds	Outpatient Offices		Surgery Rooms	Emergency Rooms	Specializations
Clínica Delgado	Lima	Owned (1)	Hospital	High	181	77		8	27	57
Clínica Chiclayo	Chiclayo	Owned	Hospital	Medium	43	30		2	12	40
Clínica Vallesur	Arequipa	Owned	Hospital	Medium	67	24		3	20	42
Clínica Miraflores	Piura	Owned	Hospital	Medium	64	31	(2)	3	12	33
Clínica Bellavista	Callao	Owned	Hospital	Medium	24	13		2	9	30
Clínica Camino Real	Trujillo	Owned	Hospital	Medium	6	13		1	—	33
Servimédicos	Chiclayo	Owned	Clinic	Low	—	15		—	—	26
Cantella	Lima	Owned	Clinic	Low	—	4		—	—	1
Auna Benavides	Lima	Owned	Clinic	Low	—	3		—	—	1
Laboratorio Guardia Civil	Lima	Leased	Laboratory	Low	—	—		—	—	1

(1)

We own the facility and have the right to use, enjoy and encumber the surface of the land on which Clínica Delgado sits via a surface rights agreement. See Item 10C. “Material Contracts—Surface Rights Agreement.”

(2)	Includes outpatient offices at Centro de Consulta Monteverde.

The following table sets forth additional information with respect to the main facilities in our Colombian network as of December 31, 2025:

Facility	Location	Owned / Leased	Type	Complexity Level	No. of Beds	Outpatient Offices	Surgery Rooms	Emergency Rooms	Specializations
Clínica Las Américas	Medellín	Owned	Hospital	High	379	22	10	107	38
Instituto de Cancerología (1)	Medellín	Owned	Clinic	High	—	39	—	—	24
Clínica del Sur	Medellín	Owned	Hospital	High	154	12	6	42	19
Clínica Portoazul	Barranquilla	Owned	Hospital	High	184	18	11	43	54
Clínica IMAT Oncomédica	Montería	Owned	Hospital	High	425	39	7	35	56
Centro Médico Arkadia	Medellín	Owned	Clinic	Low	—	36	—	—	46
Centro Médico City Plaza	Envigado	Owned	Clinic	Low	—	4	—	—	7
Centro Mastologia San Fernando	Medellín	Owned	Clinic	Low	—	1	—	—	3
LMLA—San Fernando	Medellín	Owned	Laboratory	Low	—	—	—	—	1
LMLA—Platinum	Medellín	Owned	Laboratory	Low	379	22	10	107	38
LMLA—Viscaya	Medellín	Leased	Laboratory	Low	—	39	—	—	24
LMLA—Laureles	Medellín	Leased	Laboratory	Low	154	12	6	42	19
LMLA—Llanogrande	Llanogrande	Leased	Laboratory	Low	184	18	11	43	54

(1)	Overnight stays for Instituto de Cancerología patients are provided at Clínica Las Américas

(2)	Considers Torre Médica (21) and Centro Médico City Plaza (5)

The following table sets forth additional information with respect to our Oncosalud facilities as of December 31, 2025:

Facility	Location	Owned / Leased	Type	Complexity Level	No. of Beds	Outpatient Offices	Surgery Rooms	Emergency Rooms	Specializations
Clínica Oncosalud (1)	Lima	Owned	Hospital	High	75	—	3	4	23
Clínica Guardia Civil	Lima	Leased	Hospital	Medium	34	24	3	8	40
Oncosalud San Borja (1)	Lima	Owned	Clinic	Low	—	22	—	—	23
Oncosalud San Isidro (1)	Lima	Owned	Clinic	High	—	3	—	—	1
Centro de Bienestar Auna	Lima	Owned	Clinic	Low	—	25	—	—	1

(1)	Radiotherapy treatments and outpatient consultations for Clínica Oncosalud are provided at Oncosalud San Borja and Oncosalud San Isidro.

Intellectual Property

Trademarks

In Mexico, ownership of trademarks can be acquired only through a validly approved registration with the Instituto Mexicano de la Propiedad Industrial. A trademark registration is granted for a term of 10 years from the date on which the grant becomes enforceable and can be renewed for successive 10-year periods.

As of December 31, 2025, we own 89 valid, registered trademarks in Mexico. The main trademarks we use in our operations are “Doctors Hospital Auna,” “OCA Hospital Auna,” “Doctors Hospital East Auna,” “Auna” and “Dentegra Seguros Dentales,” noting that “Dentegra Seguros Dentales” is used under a license.

In Peru, ownership of trademarks can be acquired only through a validly approved registration with INDECOPIA trademark registration is granted for a term of 10 years from its grant date and can be renewed for successive 10-year periods.

As of December 31, 2025, we own 163 valid, registered trademarks in Peru. The main trademarks we use in our operations are “Auna,” “Oncosalud” and “Clínica Delgado Auna.”

In Colombia, ownership of trademarks can be acquired only through a validly approved registration with the SIC. A trademark registration is granted for a term of 10 years from the date on which the grant becomes enforceable and can be renewed for successive 10-year periods.

As of December 31, 2025, we own 161 valid, registered trademarks in Colombia. The main trademarks we use in our operations are “Clínica Las Américas,” “Clínica Portoazul,” “Instituto de Cancerología Las Américas” and “Clínica IMAT Oncomédica Auna.”

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

In 2025, we continued our commitment to ESG management by assessing and identifying ESG issues, including compliance, anti-bribery procedures, occupational health and safety, data privacy, diversity and inclusion, supplier ESG evaluations, social impact, waste management, carbon footprint measurement, and eco-efficiency. We also completed our first Double Materiality Assessment, a key milestone in strengthening our sustainability governance and strategic focus. The process identified the ESG topics most material to our business, long-term value creation, and stakeholder expectations. It provides clear visibility into sustainability-related risks and opportunities, as well as the impacts of our operations. These insights strengthen our ability to track material indicators and integrate sustainability into core business strategy. Our ESG Regional Committee, with members representing various areas across Peru, Colombia, and Mexico, supported the development of our ESG strategy. Additionally, in 2024 we implemented ESG criteria for a group of critical suppliers, establishing guidelines focused on human rights, pollution prevention, and personal data management. We concluded the year with the deployment of virtual training on ESG management for a select group of critical suppliers. This initiative will continue to scale in 2026.

Environmental

We care and take care of our environment. As a healthcare company, we are aware of the effects that climate change can have on the health of our employees, patients, members and communities, and we acknowledge the crucial role that businesses play in the fight against climate change. Consequently, we are committed to managing our environmental impacts responsibly. In line with that commitment, our sustainability strategy focuses on addressing our environmental governance, waste management, eco-efficiency and carbon footprint. In 2026, we measured the 2025 carbon footprint across 100% of our operations in Peru, Mexico, and Colombia, consistent with the approach taken in the previous year. This assessment, benchmarked against our 2024 baseline, will provide a solid foundation for defining future emission reduction targets and strengthening our environmental roadmap. establishing a standardized tool to track and measure our greenhouse gas emissions and set the baseline for future reduction plans. Additionally, in most of our facilities we have implemented eco-efficiency initiatives, water quality monitoring processes (including water treatment, sample evaluations, and tank cleaning), and waste management programs that focus on both non-hazardous and hazardous waste, ensuring proper handling, segregation, and disposal.

Social and Governance

We care and take care of developing health and promoting well-being in our communities. We promote healthcare and prevention supported by scientific knowledge and medical research to help people live longer and healthier lives.

Auna is also committed to expanding quality access to healthcare in the countries in which we operate. In 2025, we were able to bring this promise to Peru, Mexico and Colombia by impacting over 20,319 individuals through the various social projects we deployed, including by providing blood donations, mammograms, and healthcare education through campaigns, among others.

We are also committed to ensuring that all of our employees, patients, members and users are treated with the same degree of respect, empathy and compassion. To this end, we began our diversity initiative in 2022 by laying the groundwork with the approval of our diversity and inclusion policy and the formation of our diversity committee. We have continued our efforts throughout 2025 and 2026 with different trainings and campaigns covering a wide range of topics such as diversity, inclusion and sexual harassment prevention, which have helped us bring our diversity and inclusion management to life at all levels of our organization.

Employees and Medical Staff

As of December 31, 2025, we had 15,254 employees in Peru, Colombia and Mexico, including 9,280 medical personnel, which includes physicians, nurses and technicians. Approximately 3% of our employees were part-time employees, the majority of which are physicians that are hired on a fee-for-service basis. We are subject to various laws that regulate wages, hours, benefits and other terms and conditions relating to employment. As of December 31, 2025, 1,318 and 437 of our employees were members of labor unions in Mexico and Colombia, respectively, and none of our employees were members of labor unions in Peru. For more information, see “Item 6. Directors, Senior Management and Employees—D. Employees.”

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

Our mission is underpinned by the Auna Way’s key pillars:

(i)

We are committed to amplifying access to a lifelong ecosystem of health and well-being, prioritizing prevention through our healthcare plans by offering 39 plans focused on prevention and covering preventative services in the majority of the plans we offer and focusing on the few diseases that are the biggest part of healthcare expenditures. We provide our users with lifelong care for families, which we believe makes us many patients’ preferred healthcare partner. We want to lead the improvement of access to healthcare by bringing affordability and immediacy to a large portion of the populations we serve.

(ii)

Our person-centered care prioritizes the person, the patient and family, and we strive to deliver Auna to their service. We ease patient engagement and support life journeys through health and disease, from prevention to early detection, to early treatment, to disease management and recovery.

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

(iv)

We drive digital transformation to accelerate innovation, optimize efficiency and deliver agile services that enhance the patient-centric experience. Through the strategic use of technology and data, we strengthen our care model, enable process integration and operational excellence, and support sustainable growth in a constantly evolving environment.

(v)

Through our integrated operational strategy we aim to standardize and scale first-in-class medical protocols for increased predictability and better outcomes, to establish care ecosystems through our horizontal integration and to increase population health-based offerings and unlock access to health, through our vertical integration. We leverage technology to enhance our traditional healthcare platform, delivering an innovative healthcare experience that includes an online platform through which we can share patient data and manage all aspects of the patient relationship, while allowing us to efficiently expand our reach.

(vi)

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

(vii)

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

Segment Reporting

Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. We have determined that our reportable segments are: (i) Oncosalud Peru, (ii) Healthcare Services in Peru, (iii) Healthcare Services in Colombia and (iv) Healthcare Services in Mexico. Our Oncosalud Peru segment consists of our prepaid healthcare plans and oncology services provided at our Oncosalud Peru segment facilities, including services provided under our prepaid plans and third-party healthcare plans and paid for out-of-pocket by our patients. Our Healthcare Services in Peru segment consists of healthcare services provided at any of our facilities in Peru other than those in the Oncosalud network. Oncosalud Peru is a payer to Healthcare Services in Peru, as are other third-party payers, for oncology and general healthcare services provided to it by our Healthcare Services in Peru segment, and the cost of such services are reflected as a cost to our Oncosalud Peru segment and a revenue to our Healthcare Services in Peru segment in our segment reporting. Our Healthcare Services in Colombia segment consists of healthcare services provided at any of our facilities in Colombia. Our Healthcare Services in Mexico segment consists of healthcare services provided at any of our facilities in Mexico and dental, vision insurance plans and oncology plans. In connection with our acquisition of Grupo OCA in October 2022, we added the Healthcare Services in Mexico segment to our reportable segments beginning with the fourth quarter of 2022. The accounting policies we follow for these segments are the same as those for the Company on a consolidated basis.

Factors Affecting Our Results of Operations

We believe that the most significant factors affecting our results of operations include:

•

Utilization and Mix of Healthcare Services. One of the most important factors affecting our financial condition and results is the rate of utilization of the healthcare services provided to our patients, including the number of outpatient consultations, emergency services, surgeries and hospitalizations, among other services, that we provide in a period, as well as our ability to adequately cross-sell complementary services such as pharmaceutical, diagnostic imaging and clinical laboratory services. We calculate utilization as (i) (x) the total number of days in which any of our beds had a hospitalized patient during the period divided by (y) the total number of beds, times (ii) the total number of days during the period. Our utilization rates are also affected by the number of third-party payers for which our facilities are considered in network. As the number of third-party payers for which we are in network for increases, so does our patient population and consequently our utilization rates. As our utilization rates increase, so does our revenue and our margins because it allows us to increase our economies of scale, as our asset base is largely a fixed cost. Likewise, if utilization rates decrease, so do our margins, and because a portion of our costs are essentially fixed, higher utilization rates drive higher margins in our business. The mix of healthcare services provided in a period also impacts our revenue, as we derive higher revenue from high complexity procedures, such as complex surgeries, rather than lower complexity procedures.

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

•

Growth of Oncosalud Products and Membership and Balanced Age Demographic. Increasing the total number of Oncosalud products and plan members is vital for the continued growth of our business. As we increase our plan member population, the rate of cancer and other disease incidence among our plan members generally stays steady or increases at a stable pace. Through new plan members, we obtain additional resources to treat our plan members that are diagnosed with cancer and other diseases and are able to spread the costs of treatment across a larger population, while also increase our profitability. In addition, we seek to maintain a balanced age demographic in our member population. Younger patients pay lower plan rates, which tends to lower our average revenue per plan member, but their likelihood of being diagnosed with cancer and other diseases is significantly lower, which reduces our expected average medical cost per plan member in any given period. Additionally, expected lifetime revenue is greater for younger plan members. As of December 31, 2025, the average age of our oncology plan members was 37.7 years, and the average age of our general healthcare plan members was 29.9 years. Keeping a balanced mix of younger and older patients helps us manage our revenue and costs.

•

Medical Inflation. Our financial condition and results are driven by our ability to (i) control the costs of providing healthcare services, including oncology services, (ii) appropriately price healthcare plans in our Oncosalud Peru segment and dental, vision plans and oncology plans in our Healthcare Services in our Mexico segment and (iii) pricing strategies in our healthcare networks. Our strong reputation in the market also depends on our having access to the newest technologies and medicines to diagnose and treat our patients, all of which can be expensive, and therefore places upward pressure on our costs. Moreover, we face significant competition for qualified medical personnel in Mexico, Peru and Colombia, which may require us to increase salaries and other benefits provided to our personnel. If we are unable to continue providing care while managing these cost increases, our operating profit could decline or we may be required to pass these cost increases onto our payers via the pricing of our products and services, which could make our products and services less attractive, and also impact our profitability. We continually focus on balancing the pressures of medical inflation with the benefits of providing the best quality healthcare services at affordable prices in order to continue to build the strength of our brands, which helps us grow our revenues and manage our costs.

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

•

Foreign Exchange Rates. Our presentation currency is the Peruvian sol, and therefore we present our consolidated financial information in Peruvian soles. The functional currency of our operations is associated with the countries in which we operate. During the year ended December 31, 2025, we generated 23.5%, 43.9% and 32.6% of our revenue in Mexican pesos, Peruvian soles and Colombian pesos, respectively. This generates an exchange rate risk due to the possibility that the depreciation of the Mexican peso or Colombian peso against the Peruvian sol, which is our reporting currency, may cause the results of the applicable subsidiaries to be reduced once converted into Peruvian soles and therefore, impact our consolidated results. In addition, a significant portion of our debt is U.S. dollar-denominated. Although we have entered into hedging arrangements with respect to all of our material U.S. dollar-denominated debt and throughout the three countries where we operate, we recognize gains and losses from this debt and the related hedging instruments resulting from exchange rate differences between Mexican pesos, Peruvian soles, Colombian pesos and U.S. dollars in profit or loss, depending on the net liability position in a foreign currency other than the functional currency in each country in which we operate.

Components of Our Results of Operations

Total Revenue from Contracts with Customers

Total revenue from contracts with customers. We generate revenue from (i) the sale of healthcare services, which occurs in all of our segments, (ii) the sale of medicines, which also occurs in all of our segments, (iii) insurance revenue on our healthcare plans in our Oncosalud Peru segment and (iv) insurance revenue earned on our dental, vision insurance plans and oncology plans in our Healthcare Services in Mexico segment.

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

Healthcare plans in Mexico. We sell oncological insurance plans in Mexico through our insurance subsidiary, Auna Seguros (formerly known as Dentegra). These plans are marketed under two primary models: Oncosalud, a comprehensive oncology insurance product centered on prevention and full cancer treatment, and Oncocomplemento, which provides specialized cancer coverage as a supplement to existing major medical insurance policies.

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

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

The following table summarizes our results of operations for the year ended December 31, 2025 and 2024:

	Year Ended December 31,		% Change
	2025	2024	2025 vs. 2024
	(in millions of soles)
Revenue
Insurance revenue	S/1,131.5	S/1,053.0	7.5%
Health care services revenue	2,918.9	3,012.5	(3.1%)
Sales of medicines	335.0	320.7	4.4%

Total Revenue from contracts with customers	4,385.3	4,386.1	(0.02%)
Cost of sales and services	(2,721.6)	(2,660.8)	2.3%

Gross profit	1,663.7	1,725.3	(3.6%)
Selling expenses	(220.9)	(197.5)	11.8%
Administrative expenses	(812.7)	(788.7)	3.0%
(Loss) for impairment of trade receivables	(48.1)	(40.9)	17.6%
Other expenses	—	(2.1)	(100%)
Other income	43.2	87.6	(50.7%)

Operating profit	625.3	783.8	(20.2%)
Finance income	21.8	24.8	(12.0%)
Finance income from exchange difference	193.0	—	100%
Finance costs	(651.3)	(591.9)	10.0%
Finance costs from exchange difference	—	(41.7)	(100%)

Net finance cost	(436.5)	(608.8)	(28.3%)
Share of profit of equity-accounted investees	10.4	8.8	18.3%
Income (loss) before tax	199.3	183.8	8.4%
Income tax expense	(88.4)	(59.8)	47.4%

Profit (loss) for the year	S/ 110.9	S/124.0	(10.5%)

Revenue

	Year Ended December 31,		% Change
	2025	2024	2025 vs. 2024
	(in millions of soles)
Total revenue from contracts with customers
Oncosalud Peru	S/1,164.2	S/1,070.6	8.7%
Healthcare Services in Peru	1,084.3	995.8	8.9%
Healthcare Services in Colombia	1,440.1	1,443.0	(0.2%)
Healthcare Services in Mexico	1,038.8	1,194.6	(13.0%)
Holding and Eliminations	(342.1)	(317.9)	(7.6%)

Total	S/4,385.3	S/4,386.1	(0.02%)

Our total revenue from contracts with customers was S/4,385.3 million for the year ended December 31, 2025, representing a decrease of S/0.8 million, or 0.02%, from S/4,386.1 million for the year ended December 31, 2024. This decrease was partially attributed to lower revenues in the Mexican network due to softer demand for services, partially offset by higher revenues in Peru driven by increased demand for healthcare services and continued expansion of the Oncosalud membership base, as well as relatively stable revenue in Colombia.

Revenue from our Oncosalud Peru segment was S/1,164.2 million for the year ended December 31, 2025, representing an increase of S/93.6 million, or 8.7%, from S/1,070.6 million for the year ended December 31, 2024. This increase was primarily driven by a 4.4% net increase in the average number of Oncosalud plan members and by a 3.7% increase in average monthly revenue per plan member.

Revenue from our Healthcare Services in Peru segment was S/1,084.3 million for the year ended December 31, 2025, representing an increase of S/88.5 million, or 8.9%, from S/995.8 million for the year ended December 31, 2024. This increase was primarily driven by higher service volumes in surgeries, emergency visits and ambulatory care, including chemotherapy services, as well as higher ticket prices across our network. Service volumes were supported by new medical equipment, additional hospitalization beds, including the addition of 10 operating beds during the year, and marketing efforts across the network.

Revenue from our Healthcare Services in Colombia segment was S/1,440.1 million for the year ended December 31, 2025, representing a decrease of S/2.9 million, or 0.2%, from S/1,443.0 million for the year ended December 31, 2024. This decrease resulted primarily from lower volumes of surgeries and emergency treatments due to restrictions on services provided to government-intervened payors, partially offset by higher average tickets in key services and increased activity in higher-complexity services.

Revenue from our Healthcare Services in Mexico segment was S/1,038.8 million for the year ended December 31, 2025, representing a decrease of S/155.8 million, or 13%, from S/1,194.6 million for the year ended December 31, 2024. This decrease was primarily supported by lower service volumes in surgeries and emergency visits, as well as the continued impact of legacy physician and supplier relationships, partially offset by the expansion of oncology services.

Cost of Sales and Services

	Year Ended December 31,		% Change
	2025	2024	2025 vs. 2024
	(in millions of soles)
Cost of Sales and Services
Oncosalud Peru	(611.7)	(586.4)	4.3%
Healthcare Services in Peru	(765.9)	(708.0)	8.2%
Healthcare Services in Colombia	(1,054.2)	(1,040.6)	1.3%
Healthcare Services in Mexico	(620.4)	(641.8)	(3.3%)
Holding and Eliminations	330.5	315.9	4.6%

Total	(2,721.6)	(2,660.8)	2.3%

Our total cost of sales and services was S/2,721.6 million for the year ended December 31, 2025, representing an increase of S/60.8 million, or 2.3%, from S/2,660.8 million for the year ended December 31, 2024. This increase was partially attributable to higher healthcare services utilization in Peru and higher medicines costs in Colombia, partially offset by lower surgery and emergency volumes in Mexico.

In our Oncosalud Peru segment, cost of sales and services was S/611.7 million for the year ended December 31, 2025, representing an increase of S/25.3 million, or 4.3%, from S/586.4 million for the year ended December 31, 2024. This increase was mainly due to higher variable medical costs driven by increased utilization of healthcare services and a higher number of patients treated as plan memberships continued to grow.

In our Healthcare Services in Peru segment, cost of sales and services was S/765.9 million for the year ended December 31, 2025, representing an increase of S/58.0 million, or 8.2%, from S/708.0 million for the year ended December 31, 2024. This increase was primarily attributable to higher medical variable costs driven by increased volumes in surgeries, emergency services and ambulatory care, including chemotherapy services, as well as higher utilization of hospitalization capacity across the network.

In our Healthcare Services in Colombia segment, cost of sales and services was S/1,054.2 million for the year ended December 31, 2025, representing an increase of S/13.5 million, or 1.3%, from S/1,040.6 million for the year ended December 31, 2024. The increase in costs was mainly driven by higher fees for medical services and higher pharmaceutical costs, primarily associated with increased activity in services that require a higher consumption of drugs and medical supplies, such as chemotherapy.

In our Healthcare Services in Mexico segment, cost of sales and services was S/620.4 million for the year ended December 31, 2025, representing a decrease of S/21.4 million, or 3.3%, from S/641.8 million for the year ended December 31, 2024. This decrease was primarily attributable to lower volumes of surgeries and emergency treatments, which reduced hospitalization days, ICU utilization and overall capacity usage.

Gross Profit and Gross Margin

For the foregoing reasons, our gross profit was S/1,663.7 million for the year ended December 31, 2025, representing a decrease of S/61.6 million, or 3.6%, from S/1,725.3 million for the year ended December 31, 2024. Our gross margin for the year ended December 31, 2025 was 37.9%. By segment, our gross margin was 47.5% in Oncosalud Peru, 29.4% in Healthcare Services in Peru, 26.5% in Healthcare Services in Colombia and 40.3% in Healthcare Services in Mexico. Overall, our gross margin decreased by 1.4% for the year ended December 31, 2025 from 39.3% for the year ended December 31, 2024.

Selling Expenses

Our total selling expenses were S/220.9 million for the year ended December 31, 2025, representing an increase of S/23.4 million, or 11.8%, from S/197.5 million for the year ended December 31, 2024. This increase was primarily attributable to higher advertising expenses and higher variable selling expenses, such as commissions to sales channels and variable commissions for credit card payments.

In our Oncosalud Peru segment, selling expenses were S/180.3 million for the year ended December 31, 2025, representing an increase of S/20.7 million, or 13%, from S/159.6 million for the year ended December 31, 2024. The increase in selling expenses was primarily driven by a S/14.9 million increase in sales channel commissions, a S/2.8 million increase in variable commissions for credit card payments and a S/0.8 million increase in personnel expenses.

In our Healthcare Services in Peru segment, selling expenses were S/22.7 million for the year ended December 31, 2025, representing an increase of S/3.1 million, or 15.9%, from S/19.6 million for the year ended December 31, 2024. The increase in selling expenses was primarily supported by a S/0.9 million increase in advertising expenses and a S/0.7 million increase in variable commissions for credit card payments and a S/0.1 million increase in advisory and administrative consulting expenses.

In our Healthcare Services in Colombia segment, selling expenses were S/5.4 million for the year ended December 31, 2025, representing a decrease of S/0.3 million, or 5.6%, from S/5.7 million for the year ended December 31, 2024. The decrease in selling expenses was mainly due to S/0.2 million reduction in third-party promotion and advertising expenses, as well as lower personnel expenses.

Healthcare Services in Mexico segment, selling expenses were S/13.8 million for the year ended December 31, 2025, representing an increase of S/1.9 million, or 15.9%, from S/11.9 million for the year ended December 31, 2024. The increase in selling expenses was primarily a result of a S/2.9 million increase in advertising expenses and a S/1.5 million increase in advisory expenses, partially offset by a S/2.5 million decrease in sales channel commissions.

Administrative Expenses

Our total administrative expenses were S/812.7 million for the year ended December 31, 2025, representing an increase of S/24 million, or 3%, from S/788.7 million for the year ended December 31, 2024. This increase was mainly attributable to higher personnel and corporate expenses associated with the growth of operations and the regular annual increase in services.

For our Oncosalud Peru segment, administrative expenses were S/156.1 million for the year ended December 31, 2025, representing an increase of S/12.3 million, or 8.5%, from S/143.9 million for the year ended December 31, 2024. This increase was primarily driven by a S/14.6 million increase in personnel expenses and a S/11.1 million increase in corporate expenses, partially offset by lower other service expenses, mainly due to a S/6.1 million reduction in cleaning services and a S/3.5 million decrease in building maintenance and repair expenses, both as a result of a reclassification to cost of sales.

For our Healthcare Services in Peru segment, administrative expenses were S/194.2 million for the year ended December 31, 2025, representing an increase of S/17.5 million, or 9.9%, from S/176.7 million for the year ended December 31, 2024. This increase was primarily driven by higher personnel expenses of S/10.9 million related to the growth of operations and S/1.4 million in corporate expenses associated with the regular annual increase in services.

For our Healthcare Services in Colombia segment, administrative expenses were S/216.4 million for the year ended December 31, 2025, representing an increase of S/6.9 million, or 3.3%, from S/209.4 million for the year ended December 31, 2024. This increase was primarily driven by a S/2.8 million increase in corporate expenses associated with the regular annual increase in services and a S/3.2 million increase in maintenance and repair expenses related to various equipment and facilities, among other factors.

For our Healthcare Services in Mexico segment, administrative expenses were S/250.1 million for the year ended December 31, 2025, representing a decrease of S/5.7 million, or 2.2%, from S/255.8 million for the year ended December 31, 2024. This decrease was primarily driven by a S/15.4 million reduction in personnel expenses, partially offset by a S/6.1 million increase in corporate expenses and a S/6.6 million increase in advisory and consulting expenses.

(Loss) Reversal for Impairment of Trade Receivables

Loss for impairment of trade receivables was S/48.1 million for the year ended December 31, 2025, representing an increase of S/7.2 million, from S/40.9 million for the year ended December 31, 2024.

For our Oncosalud Peru segment, loss for impairment of trade receivables was S/2.6 million for the year ended December 31, 2025, representing an increase of S/2.1 million, from S/0.5 million loss for impairment of trade receivables for the year ended December 31, 2024. This increase was primarily driven by higher provisions for doubtful accounts.

For our Healthcare Services in Peru segment, loss for impairment of trade receivables was S/16.8 million for the year ended December 31, 2025, representing an increase of S/8.9 million, from S/7.9 million loss for impairment of trade receivables for the year ended December 31, 2024. This increase was mainly attributable to delayed payments of accounts receivable from third-party insurance providers.

For our Healthcare Services in Colombia segment, loss for impairment of trade receivables was S/24.9 million for the year ended December 31, 2025, representing a decrease of S/3.5 million, from S/28.4 million loss for impairment of trade receivables for the year ended December 31, 2024. This decrease was primarily due to improved collection levels and lower provisioning requirements.

For our Healthcare Services in Mexico segment, loss for impairment of trade receivables was S/4.1 million for the year ended December 31, 2025, representing an increase of S/0.2 million from, a S/4.0 million loss for the year ended December 31, 2024. This increase was mainly attributable to delayed payments of accounts receivable from individual customers.

Other Income

Other income was S/43.2 million for the year ended December 31, 2025, representing a decrease of S/44.4. million, or 50.7%, from S/87.6 million for the year ended December 31, 2024. This decrease was primarily attributable to the absence of the income recognized in 2024 from the liquidation of the holdback amount related to the acquisition of Grupo OCA in Mexico.

In our Oncosalud Peru segment, other income was S/15.6 million for the year ended December 31, 2025, representing an increase of S/1.5 million, or 10.9%, from S/14.1 million for the year ended December 31, 2024. This increase was primarily driven by a S/0.6 million increase in royalty income and a S/0.2 million increase in income from the lease of medical equipment, among other factors.

In our Healthcare Services in Peru segment, other income was S/7.9 million for the year ended December 31, 2025, representing a decrease of S/0.4 million, or 4.7%, from S/8.3 million for the year ended December 31, 2024.

In our Healthcare Services in Colombia segment, other income was S/8.9 million for the year ended December 31, 2025, representing a decrease of S/0.5 million, or 5.3%, from S/9.4 million for the year ended December 31, 2024. This decrease was primarily attributable to lower rental income recorded at Promotora Médica Las Américas and Oncomédica.

In our Healthcare Services in Mexico segment, other income was S/29.9 million for the year ended December 31, 2025, representing a decrease of S/38.9 million, or 56.6%, from S/68.8 million for the year ended December 31, 2024. This decrease was primarily attributable to the absence of the S/46.6 million one-time income recognized in 2024 from the liquidation of the holdback amount related to the acquisition of Grupo OCA.

Operating Profit

	Year Ended December 31,		% Change
	2025	2024	2025 vs. 2024
	(in millions of soles)
Operating Profit
Oncosalud Peru	S/218.0	S/194.3	12.2%
Healthcare Services in Peru	91.4	91.9	(0.5%)
Healthcare Services in Colombia	148.2	168.3	(11.9%)
Healthcare Services in Mexico	180.2	350.0	(48.5%)
Holding and Eliminations	(12.2)	(20.7)	(39.4%)

Total	S/625.3	S/783.8	(20.2%)

For the foregoing reasons, our operating profit was S/625.3 million for the year ended December 31, 2025, representing a decrease of S/158.5 million, or 20.2%, from S/783.8 million for the year ended December 31, 2024.

Net Finance Cost

Finance income was S/21.8 million for the year ended December 31, 2025, representing a decrease of S/3.0 million, or 12%, from S/24.8 million for the year ended December 31, 2024. This decrease was primarily attributable to lower interest income generated from cash balances and financial assets, mainly reflecting lower market interest rates during 2025 compared to 2024.

Finance cost was S/458.3 million for the year ended December 31, 2025, representing a decrease of S/175.3 million, or 27.7%, from S/633.6 million for the year ended December 31, 2024. This decrease was primarily attributable to favorable non-cash foreign exchange effects resulting from the appreciation of the sol against the U.S. dollar during 2025, which generated a positive impact of S/193.0 million, compared to a negative foreign exchange impact of S/41.7 million in 2024. Excluding foreign exchange effects as well as non-recurring refinancing costs, finance cost would have been S/481.2 million in 2025 compared to S/586.3 million in 2024, representing a decrease of S/105.1 million, primarily reflecting lower underlying interest expenses due to lower benchmark interest rates.

Income Tax Expense

We recognized income tax expense of S/88.4 million for the year ended December 31, 2025, representing an increase of S/28.5 million, or 47.7%, from an income tax expense of S/59.8 million for the year ended December 31, 2024. This represented an effective tax rate of 44.3% and 32.5% for the years ended December 31, 2025, and 2024, respectively. The effective tax rate for the year ended December 31, 2025 was mainly impacted by the absence of the recognition of a S/25.7 million deferred tax asset recorded in 2024, which reduced the effective tax rate in that year.

Profit (Loss) for the Period

For the foregoing reasons, profit (loss) for the year ended December 31, 2025, was S/110.9 million, compared to a profit (loss) of S/124.0 million for the year ended December 31, 2024, representing a decrease of S/13.1 million, or 10.5%.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

This analysis can be found in “Part I—Item 5. Operating and Financial Review and Prospects,” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, which was filed with the SEC on April 10, 2025, as amended by Amendment No. 1 on Form 20-F/A filed with the SEC on May 7, 2025.

Key Performance Indicators

The following table sets forth certain selected non-IFRS Accounting Standards measures relating to our business as of the dates and for each of the periods indicated:

Non-IFRS Accounting Standards Measures

	Year Ended December 31,
	2025		2025		2024		2023
	(in millions of US$)(1)		(in millions of soles)
EBITDA(2)	US$	255.2	S/	858.1	S/	1,011.7	S/	802.4
Segment EBITDA(3)
Oncosalud Peru	US$	76.4	S/	257.0	S/	230.3	S/	170.0
Healthcare Services in Peru	US$	41.6	S/	140.0	S/	134.7	S/	75.4
Healthcare Services in Colombia	US$	58.5	S/	196.6	S/	216.2	S/	177.0
Healthcare Services in Mexico	US$	79.2	S/	266.5	S/	442.0	S/	383.5
Adjusted EBITDA(4)	US$	272.5	S/	916.5	S/	993.3	S/	824.8

Operational Measures

The following table sets forth certain selected operating measures relating to our business as of the dates and for each of the periods indicated:

	Year Ended December 31,
	2025		2024		2023
Healthcare Plans:
Number of plan memberships(5)(6)		1,424,695		1,365,028		1,270,930
Average monthly revenue per plan membership(7)	S/	61.1	S/	58.9	S/	58.3
Number of preventive check-ups		120,875		106,457		120,258
Number of patients treated(8)		74,097		58,559		57,022
Medical loss ratio(9)		54.2%		57.3%		53.8%
% of cost of services related to preventive check-ups		4.4%		4.2%		5.4%
% of cost of services related to treatment provided by Oncosalud network facilities(10)		46.8%		46.7%		48.9%
% of cost of services related to treatment provided by Auna Peru network facilities(10)		46.1%		45.4%		42.1%
% of cost of services related to treatment provided outside our networks		2.8%		3.7%		3.6%
Healthcare Services:
Number of beds(5)
In Mexico		708		708		708
In Peru		385		375		375
In Colombia		1,131		1,131		1,116
Total number of emergency treatments
In Mexico		31,499		37,114		37,248
In Peru		182,402		178,262		180,654
In Colombia		145,050		150,566		135,401
Total number of days hospitalized(13)
In Mexico		99,741		109,886		108,904
In Peru		104,176		98,221		92,205
In Colombia		316,362		329,626		310,738
Total number of surgeries
In Mexico		18,985		21,033		20,641
In Peru		20,805		20,451		20,418
In Colombia		42,789		47,184		47,798
% of utilization of beds(14)
In Mexico		38.6%		42.4%		42.1%
In Peru		74.1%		71.6%		67.4%
In Colombia		76.6%		79.6%		76.3%

(1)	Calculated based on an exchange rate of S/3.363 to US$1.00 as of December 31, 2025. See “Presentation of Financial and Other Information—Currency Translations.”
(2)	EBITDA and EBITDA Margin are non-GAAP financial measures. See “Presentation of Financial and Other Information—Non-GAAP Financial Measures.”
(3)	Segment EBITDA is a non-GAAP financial measure. See “Presentation of Financial and Other Information—Non-GAAP Financial Measures.”
(4)	Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures. See “Presentation of Financial and Other Information—Non-GAAP Financial Measures.”
(5)	As of period-end.
(6)

Includes active plan memberships as well as plan memberships that have not paid monthly fees due on their plans for up to three months, during which time their plans remain active. Once such three-month period has passed, the plans are terminated and they are not included in our total number of plan memberships. As of December 31, 2025, we had 1,325,062 active members and 99,633 inactive members.

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

We calculate EBITDA as profit (loss) for the period plus income tax expense, net finance cost and depreciation and amortization. EBITDA is a key metric used by management and our board of directors to assess our financial performance. We calculate Segment EBITDA as segment profit before tax plus net finance cost and depreciation and amortization. We calculate Adjusted EBITDA as profit (loss) for the period plus income tax expense, net finance cost, depreciation and amortization, pre-operating expenses for projects under construction, business development expenses for expansion into new markets, change in fair value of earn-out liabilities and stock-based consideration. We calculate EBITDA Margin as EBITDA divided by total revenue from contracts with customers. We calculate Adjusted Net Income as profit (loss) for the period plus pre-operating expenses for projects under construction, business development expenses for expansion into new markets as well as a one-time reversal of the holdback from the acquisition of Grupo OCA in Mexico, change in fair value of earn-out liabilities and investments, stock-based consideration, personnel non-recurring compensation, non-cash and non-recurring financial costs and allocated tax effects. We calculate Adjusted Net Income Margin as Adjusted Net Income divided by total revenue from contracts with customers. We calculate Adjusted EBITDA Margin as Adjusted EBITDA divided by total revenue from contracts with customers. We calculate Adjusted Leverage Ratio as (i)(x) current and non-current loans and borrowings plus (y) current and non-current lease liabilities minus (ii) cash and cash equivalents, divided by (iii) Adjusted EBITDA.

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

The following table shows a reconciliation of EBITDA and EBITDA Margin to profit (loss) for the period for each of the periods.

	Year Ended December 31,
	2025		2025		2024		2023
	(in millions of US$)(a)		(in millions of soles)
Profit (Loss) for the period	US$	33.0	S/	110.9	S/	124.0		S/(214.3)
Income tax expense		26.3		88.4		59.8		90.2
Net finance cost		129.8		436.5		608.8		690.8
Depreciation and amortization		66.1		222.4		219.1		235.8

EBITDA	US$	255.2	S/	858.1	S/	1,011.7	S/	802.4

EBITDA Margin		19.6%		19.6%		23.1%		20.7%

(a)	Calculated based on an exchange rate of S/3.363 to US$1.00 as of December 31, 2025. See “Presentation of Financial and Other Information—Currency Translations.”

The following tables show a reconciliation of segment profit (loss) before tax to Segment EBITDA for each of our segments.

	Year Ended December 31, 2025
	Oncosalud Peru		Healthcare Services in Peru		Healthcare Services in Colombia		Healthcare Services in Mexico		Total Reportable Segments(a)
	(in millions of soles)
Segment profit (loss) before tax	S/	206.1	S/	57.9	S/	133.8	S/	(49.5)	S/	348.2
Net finance cost(b)		15.2		33.5		21.6		229.8		300.0
Depreciation and amortization		35.7		48.5		41.2		86.2		211.7

Segment EBITDA	S/	257.0	S/	140.0	S/	196.6	S/	266.5	S/	860.1

	Year Ended December 31, 2024
	Oncosalud Peru		Healthcare Services in Peru		Healthcare Services in Colombia		Healthcare Services in Mexico		Total Reportable Segments(a)
	(in millions of soles)
Segment profit (loss) before tax	S/	165.1	S/	44.4	S/	(2.1)	S/	64.8	S/	272.2
Net finance cost(b)		32.5		47.5		175.9		285.2		541.1
Depreciation and amortization		32.7		42.8		42.4		92.1		209.9

Segment EBITDA	S/	230.3	S/	134.7	S/	216.2	S/	442.0	S/	1,023.2

	Year Ended December 31, 2023
	Oncosalud Peru		Healthcare Services in Peru		Healthcare Services in Colombia		Healthcare Services in Mexico		Total Reportable Segments(a)
	(in millions of soles)
Segment profit (loss) before tax	S/	107.4	S/	(11.2)	S/	147.2	S/	(43.7)	S/	199.6
Net finance cost(b)		30.7		47.6		(10.4)		311.6		379.4
Depreciation and amortization		32.0		39.0		40.2		115.7		226.8

Segment EBITDA	S/	170.0	S/	75.4	S/	177.0	S/	383.5	S/	805.8

(a)	Does not include the elimination of intra-group balances and transactions.
(b)	Represents exchange difference, net, and interest expense, net.

The following table shows a reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to profit (loss) for the period for each of the periods presented.

	Year Ended December 31,
	2025		2025		2024		2023
	(in millions of US$)(a)		(in millions of soles)
Income (loss) for the period	US$	33.0	S/	110.9	S/	124.0	S/	(214.3)
Income tax expense		26.3		88.4		59.8		90.2
Net finance cost		129.8		436.5		608.8		690.8
Depreciation and amortization		66.1		222.4		219.1		235.8
Pre-operating expenses(b)		0.1		0.5		2.3		1.4
Business development expenses(c)		12.2		41.0		(39.9)		0.0
Change in fair value of earn-out liabilities(d)		—		—		—		17.3
Stock-based consideration(e)		3.3		11.2		9.1		3.7
Personnel non-recurring compensation(f)		1.7		5.7		10.1		—

Adjusted EBITDA	US$	272.5	S/	916.5	S/	993.3	S/	824.8

Adjusted EBITDA Margin		20.9%		20.9%		22.6%		21.3%

(a)	Calculated based on an exchange rate of S/3.363 to US$1.00 as of December 31, 2025. See “Presentation of Financial and Other Information—Currency Translations.”
(b)

Pre-operating expenses consist of legal and administrative expenses incurred in connection with projects under construction, such as Clínica Chiclayo, costs relating to the Centro Ambulatorio Trecca PPP and legal and administrative expenses incurred in connection with the acquisition of land banks for future projects.

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

The following table shows a reconciliation of Adjusted Net Income and Adjusted Net Income Margin for the period for each of the periods presented.

	Year Ended December 31,
	2025		2025		2024		2023
	(in millions of US$)(a)		(in millions of soles)
Profit / (Loss) for the period	US$	33.0	S/	110.9	S/	124.0	S/	(214.3)
Pre-operating expenses(b)		0.1		0.5		2.3		1.4
Business development expenses(c)		12.2		41.0		(39.9)		0.0
Change in fair value of earn-out liabilities(d)		—		—		—		17.3
Stock-based consideration(e)		3.3		11.2		9.1		3.7
Personnel non-recurring compensation(f)		1.7		5.7		10.1		—
Non-cash and non-recurring financial costs(g)		56.2		188.9		35.2		234.1
Allocated tax effects(h)		(6.5)		(21.7)		5.7		(28.2)
Adjusted Net Income	US$	100.1	S/	336.5	S/	146.4	S/	13.9

Adjusted Net Income Margin		7.7%		7.7%		3.3%		0.4%

(a)	Calculated based on an exchange rate of S/3.363 to US$1.00 as of December 31, 2025. See “Presentation of Financial and Other Information—Currency Translations.”

(b)

Pre-operating expenses consist of legal and administrative expenses incurred in connection with projects under construction, such as Clínica Chiclayo, costs relating to the Centro Ambulatorio Trecca PPP and legal and administrative expenses incurred in connection with the acquisition of land for future projects.

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

(g)

Non-cash and non-recurring financial costs include (1) one-time non-recurring costs of refinancing activities in 2023, (2) non-cash derivative costs related to mark to market of legacy derivatives related to extinguished financings in 2023, 2024 and 2025, and (3) non-cash effects related to early extinguishment of financings in 2023, 2024 and 2025.

(h)	Allocated tax effects neutralize the tax shield that the items considered as adjustment have generated in the taxable profit.

The following table shows a reconciliation of Adjusted Leverage Ratio to current and non-current loans and borrowing.

	Year Ended December 31, 2025
	(in millions of soles)
Current and non-current loans and borrowings	S/	3,532.5
Current and non-current lease liabilities		123.5
Cash and cash equivalents		335.4

Adjusted Leverage Ratio(a)		3.62	x

(a)	Adjusted Leverage Ratio is non-GAAP financial measure. See “Presentation of Financial and Other Information—Non-GAAP Financial Measures.”

B. Liquidity and Capital Resources

Our financial condition and liquidity is, and will continue to be, influenced by a variety of factors, including (i) our ability to generate cash flows from our operations; (ii) the level of outstanding indebtedness and the interest payable on this indebtedness; and (iii) our capital expenditure requirements.

Overview

Our primary source of liquidity is our operating cash flow from insurance revenue on healthcare plans and the sale of healthcare services and medicines. Our healthcare plans are prepaid plans for one-year terms pursuant to which plan members typically pay us a fixed amount per month over the course of a year, while a smaller percentage of them make payments on an annual basis. Our dental and vision plans are insurance plans pursuant to which plan members typically pay us a fixed amount per month over the course of a year. During the year ended December 31, 2025, in the Healthcare Services in Peru segment, 51.8% of payments in our healthcare services business came from third-party insurance and institutional providers, including the Peruvian government, 24.8% are payments made by the Oncosalud segment and 23.4% were paid out-of-pocket by our patients, including co-payments and non-covered expenses. In the Healthcare Services in Colombia segment, 96.5% of payments came from third-party insurance and institutional providers, including the amounts transferred by ADRES directly, and 3.5% were paid out-of-pocket by our patients, including co-payments and non-covered expenses. In our Healthcare Services in Mexico segment, 90.7% of payments came from third-party insurance and institutional providers, including the Mexican government, and 9.3% were paid out-of-pocket by our patients, including co-payments and non-covered expenses. Our accounts receivable for payments from the third-party insurance and institutional providers previously mentioned are typically collected on an average of 52 days in Mexico, 161 days in Peru and 165 days in Colombia; this average is calculated from the average billed revenue and accounts receivables of third-party insurance and institutional providers of each segment, during the year ended December 31, 2025. The average collection days in each country, including out-of-pocket revenue and accounts receivables are 49 days in Mexico, 114 days in Peru and 165 days in Colombia; this average is calculated from the average total billed revenue and accounts receivables of each segment, during the year ended December 31, 2025.

As of December 31, 2025, our cash and cash equivalents were S/335.4 million, and we had a positive working capital (defined as current assets minus current liabilities) of S/177.5. million. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may not have sufficient funds to settle current liabilities and as a result we may continue to have negative working capital from time to time.”

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

Comparative Cash Flows

The following table sets forth our cash flows for the periods indicated:

	Year Ended December 31,
	2025		2024		2023
	(in millions of soles)
Net cash from operating activities	S/	662.5	S/	668.5	S/	582.4
Net cash used in investing activities		(80.3)		(236.8)		(173.2)
Net cash (used in) financing activities		(487.1)		(418.1)		(370.0)
Net increase in cash and cash equivalents		95.2		13.6		39.3
Cash and cash equivalents at beginning of period		235.7		241.1		208.7
Effect of movements in exchange rates on cash held		4.5		(18.9)		(6.8)
Cash and cash equivalents at end of period	S/	335.4	S/	235.7	S/	241.1

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Net cash from operating activities for the year ended December 31, 2025 was S/662.5 million compared to S/668.5 million for the year ended December 31, 2024, a decrease of S/6.0 million. This decrease was primarily due to a S/6.0 million decrease in net interest received and a S/15.0 million increase in income taxes paid, partially offset by a S/15.0 million increase in cash generated from operating activities, even in the context of S/12.0 million in performance-based bonuses paid to Opción Oncología doctors and the impacts related to the information system migration in Mexico.

Net cash used in investing activities for the year ended December 31, 2025 was S/(80.3) million, compared to S/(236.8) million for the year ended December 31, 2024. This decrease was primarily due to inflows of S/75.6 million generated from Auna Seguros portfolio rebalancing toward more liquid securities, lower payments to former shareholders related to prior acquisitions, and proceeds of S/6.5 million from the disposal of a property in Mexico, while capital expenditures remained relatively stable compared to 2024.

Net cash used in financing activities for the year ended December 31, 2025, was S/(487.1) million, compared to S/(418.1) million for the year ended December 31, 2024. The increase in cash used was primarily driven by higher payments for the extinguishment of debt of S/64.8 million in 2025 compared to S/16.6 million in 2024, as well as lower net proceeds from borrowings of S/31.4 million in 2025 compared to S/68.3 million in 2024, partially offset by lower interest payments and lower payments related to derivatives premiums during the year. The comparable 2024 period also benefited from net IPO proceeds of S/18 million and related refinancing activities.

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

Net cash used in investing activities for the year ended December 31, 2024 was S/(236.8) million, compared to S/(173.2) million for the year ended December 31, 2023. This increase was primarily due to an investment amounting to S/141.8 million we made during the year ended December 31, 2024 with a focus on maintenance, replacements and standardization improvements of our facilities and medical equipment and for software and other intangibles. We also had (i) the non-recurring inorganic impact of a S/47 million payment for the IMAT Oncomedica earnout obligation and (ii) S/30.0 million related to the compensation of the advance payment made for the acquisition of the Monterrey healthcare business.

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

Our capital expenditures for the year ended December 31, 2025 were S/141.1 million, 22.0% of which was for the acquisition of land, buildings and facilities, 38.8% of which was for medical equipment, furniture and vehicles and 39.2% of which was for intangibles, mainly software.

Our capital expenditures for the year ended December 31, 2024 were S/178.7 million, 37.9% of which was for the acquisition of land, buildings and facilities, 32.8 % of which was for medical equipment, furniture and vehicles and 29.4% of which was for intangibles, mainly software.

Our capital expenditures for the year ended December 31, 2023 were S/199.9 million, 38.4% of which was for the acquisition of land, buildings and facilities, 32.1% of which was for medical equipment, furniture and vehicles and 29.5% of which was for intangibles, mainly software.

For 2026, we have a capital expenditures budget of S/ 192.6 million, which we expect to use primarily for maintenance. We intend to finance these capital expenditures with a combination of cash from operations and additional indebtedness.

Contractual Obligations and Commitments

The following table presents information relating to our contractual obligations as of December 31, 2025:

	Total		Rentals with non-financial entities		Year 1		Year 2		Year 3		Year 4		Year 5		More than 6 years
	(in millions of soles)
Loans and borrowings(1)	S/	3,532.5	S/	0.0	S/	307.1	S/	226.2	S/	255.6	S/	717.0	S/	758.8	S/	1,267.7
Lease liabilities(1)		47.2		0.0		14.6		18.7		3.5		2.6		2.7		5.1
Operating leases(1)		76.3		76.3		0.0		0.0		0.0		0.0		0.0		0.0

Total	S/	3,656.0	S/	76.3	S/	321.7	S/	244.9	S/	259.2	S/	719.6	S/	761.5	S/	1,272.8

(1)	Excludes interest.

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

Senior Secured Notes due 2028

On April 11, 2023, we issued US$505.0 million aggregate principal amount of Senior Secured Notes due 2028 (the “2028 Notes”). The 2028 Notes were repaid in full on December 18, 2023 using the net proceeds from the borrowings of term loans under a credit we entered into on November 10, 2023 (the “2028 Term Loans”).

Senior Secured Notes due 2029

On December 18, 2023, we issued US$253.0 million aggregate principal amount of the 10.000% senior secured notes due 2029 (the “2029 Notes”) in exchange for $243.4 million aggregate principal amount of 2025 Notes (the “Exchange”), which were cancelled upon the Exchange. We did not receive any cash proceeds from the issuance of the 2029 Notes.

The 2029 Notes were issued pursuant to the indenture, dated as of December 18, 2023, among Auna S.A., the guarantors party thereto, Citibank, N.A. as trustee, paying agent, registrar and transfer agent (as amended and supplemented, the “2029 Notes Indenture”). The 2029 Notes bear interest at a rate of 10.000% per year and interest on the 2029 Notes is payable semi-annually in arrears on June 18 and December 18 of each year. The 2029 Notes will mature on December 18, 2029. The 2029 Notes are senior secured obligations and secured on a first-priority basis by security interests in the same collateral securing the Term Loans and the 2032 Notes (as defined below) on a pari passu basis therewith. The 2029 Notes are guaranteed by certain of our subsidiaries. We are entitled to redeem some or all of the 2029 Notes at any time at the redemption prices set forth in the 2029 Notes Indenture. Additionally, in connection with the Tender Offer (as defined below), we received consents from a majority of holders of the 2029 Notes to eliminate substantially all of the covenants as well as certain events of default and related provisions, and as such, the 2029 Notes do not benefit from any restrictive covenants.

On December 23, 2024, we closed a private placement of US$57.8 million aggregate principal amount of additional 2029 Notes (the “First Additional 2029 Notes”). The proceeds from the First Additional 2029 Notes were used to fully redeem the US$57.8 million in aggregate principal amount outstanding of the 2025 Notes, as discussed above. On May 12, 2025, we closed an offering of US$62.1 million aggregate principal amount of additional 2029 Notes (the “Second Additional 2029 Notes”). The proceeds from the Second Additional 2029 Notes were used to prepay certain indebtedness outstanding under the 2028 Term Loans. The First Additional 2029 Notes and the Second Additional 2029 Notes were issued as additional notes under the 2029 Notes Indenture.

On November 21, 2025 we closed a tender offer and consent solicitation (the “Tender Offer”) pursuant to which we purchased for cash 2029 Notes in an aggregate principal amount of US$274.3 million. As a result, the total aggregate principal amount outstanding of our 2029 Notes is US$98.7 million.

Senior Secured Notes due 2032

On November 6, 2025, we, together with our subsidiary, Oncosalud, as co-issuers, issued US$365 million aggregate principal amount of 8.750% Senior Secured Notes due 2032 (the “2032 Notes”), which included (i) US$328.5 million sold in an offering to investors and (ii) $36.5 million sold in a private placement to International Finance Corporation, or IFC, a member of the World Bank Group. We used the net proceeds from the issuance of the 2032 Notes, together with the net proceeds under the Term Loans, to repurchase the 2029 Notes pursuant to the Tender Offer, prepay all of our obligations under the 2028 Term Loans, and to pay related fees and expenses.

The 2032 Notes were issued pursuant to the indenture, dated as of November 6, 2025, among Auna S.A. and Oncosalud, as co-issuers, the guarantors party thereto, Citibank, N.A. as trustee, paying agent, registrar and transfer agent (as amended and supplemented, the “2032 Notes Indenture”). The 2032 Notes bear interest at a rate of 8.750% per year and interest on the 2032 Notes is payable semi-annually in arrears on May 6 and November 6 of each year. The 2032 Notes will mature on November 6, 2032. The 2032 Notes are senior secured obligations and secured on a first-priority basis by security interests in the same collateral securing the Term Loans and the 2029 Notes on a pari passu basis therewith. The 2032 Notes are guaranteed by certain of our subsidiaries. We are entitled to redeem some or all of the 2032 Notes at any time at the redemption prices set forth in the 2032 Notes Indenture.

The 2032 Notes Indenture contains a covenant that limits our ability and the ability of our Restricted Subsidiaries (as such term is defined in the 2032 Notes Indenture) to incur debt unless (x) our Net Leverage Ratio (as such term is defined in the 2032 Notes Indenture) is less than (i) 4.00:1.00 during the first year after the issue date of the 2032 Notes and (ii) 3.60:1.00 thereafter and (y) our Interest Coverage Ratio (as such term is defined in the 2032 Notes Indenture) is at least (i) 1.75:1.00 on or before September 30, 2026 and (ii) 2.00:1.00 thereafter, in each case calculated on a pro forma basis giving effect to the applicable incurrence of debt subject to certain customary exceptions, such as, among others, indebtedness of an entity existing at the time such entity became a Restricted Subsidiary or we acquired such entity, indebtedness under hedging obligations, indebtedness incurred to finance certain joint ventures in an amount not to exceed the greater of US$50.0 million or 3% of our Total Assets (as such term is defined in the 2032 Notes Indenture), indebtedness incurred to finance the purchase, lease, construction or improvement of any property, plant or equipment not to exceed the greater of US$90.0 million or 5% of our Total Assets, indebtedness incurred to finance certain projects in Peru not to exceed US$150.0 million and indebtedness incurred to finance certain permitted acquisitions. As of December 31, 2025, our Leverage Ratio was 3.62:1.00 and our Interest Coverage Ratio was 1.81:1.00. The 2032 Notes Indenture also contains covenants that, among other things, limit our ability and the ability of our Restricted Subsidiaries to:

•

make certain payments and investments including any investment other than investments in a Restricted Subsidiary or an entity engaged in a similar business as our business and that becomes a Restricted Subsidiary, hedging obligations, joint ventures not to exceed the greater of US$50.0 million or 3% of our Total Assets, certain acquisitions not to exceed US$100 million and other investments in the ordinary course of our business, subject to certain customary exceptions, such as, among others, payments not to exceed the greater of US$100.0 million or 10% of our Total Assets in the aggregate;

•

incur certain liens, subject to certain customary exceptions, such as, among others, liens securing hedging obligations in the ordinary course of business, liens securing capitalized lease obligations, liens on property at the time we acquired the property, liens on certain projects in Peru, liens on certain permitted acquisitions and liens securing indebtedness at any one time not to exceed the greater of US$100.0 million or 10% of our Total Assets;

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

•

merge or consolidate, subject to certain customary exceptions, such as, among others, the surviving entity assumes all of the obligations under the 2032 Notes and after giving pro forma effect to such transaction and any related financing transactions, our Leverage Ratio would not be higher and the Interest Coverage Ratio would be the same or higher, in each case, than the corresponding ratio immediately prior to such transaction;

•

enter into transactions with our affiliates unless the terms of such transaction are no less favorable that could reasonably be expected to have been obtained on an arms’-length basis with a third party, in the case of transactions in excess of US$10.0 million, the terms of such transaction have been approved by our board, and, in the case of transactions in excess of US$25.0 million, we obtain a fairness opinion from an independent financial advisor, subject to certain customary exceptions, such as, among others, certain transactions related to compensation plans and transactions under agreements in effect as of the date of the 2032 Notes Indenture; and

•

cause or permit a restriction on our subsidiaries’ ability to pay dividends or make any other distributions on their capital stock to us, subject to certain customary exceptions, such as, among others, contractual encumbrances and restrictions existing as of the date of the 2032 Notes Indenture.

In addition, upon the occurrence of certain change of control events, we will be required to offer to repurchase all outstanding 2032 Notes under the 2032 Notes Indenture.

The 2032 Notes Indenture also contains customary events of default, including (i) failure to pay principal or interest on the 2032 Notes when due and payable, (ii) failure to comply with certain covenants or agreements in the 2032 Notes Indenture if not cured or waived as provided therein, as applicable, (iii) failure to pay our indebtedness or indebtedness of any Restricted Subsidiary in excess of US$35.0 million, (iv) certain events of bankruptcy, insolvency or reorganization, (v) failure to pay any judgment or decree for an amount in excess of US$35.0 million, (vi) cessation of any guarantee of any guarantor that is a Significant Subsidiary (as such term is defined in the 2032 Notes Indenture) or group of guarantors that, taken together, would constitute a Significant Subsidiary, to be in full force and effect and (vii) certain events related to perfection of the liens on the collateral. In the case of an event of default, the principal amount of the 2032 Notes plus accrued and unpaid interest would be accelerated.

Credit Facilities

Chiclayo Hospital Financing Agreement

On February 3, 2020, Oncosalud entered into a financing agreement (the “Chiclayo Hospital Financing Agreement”) with Scotiabank for S/70.0 million. The proceeds of the financing were used to build a new hospital in Chiclayo.

The Chiclayo Hospital Financing Agreement contains a financial covenant requiring us to maintain a consolidated debt service ratio equal to or higher than 1.2. As of December 31, 2025, Oncosalud was in compliance with the consolidated debt service ratio under the Chiclayo Financing Agreement. In addition, the related assignment agreement requires Oncosalud and GSP Trujillo S.A.C. to maintain a minimum debt service ratio, defined as the ratio of assigned rights to long-term debt plus financial expenses, of 1.0x during 2021 and 2022 and 1.2x during 2023 to 2027.

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

2030 Credit and Guaranty Agreement

On October 28, 2025, we entered into a credit and guaranty agreement (the “Credit Agreement”) with a syndicate of commercial banks and International Finance Corporation (“IFC”) and a parallel loan agreement with IFC (the “IFC Loan”), each as amended and restated on October 31, 2025, under which we borrowed, on November 6, 2025, term loans in an aggregate principal amount in Mexican pesos equivalent to US$400.0 million (the “Original Term Loans”). On December 17, 2025 we entered into an incremental joinder agreement under which we borrowed, on December 19, 2025 term loans in an aggregate principal amount in Peruvian soles equivalent to US$60.0 million (the “Incremental Term Loans”, together with the Original Term Loans, the “Term Loans”). We applied the net proceeds from the Term Loans, together with the proceeds from the 2032 Notes, to repurchase the 2029 Notes pursuant to the Tender Offer, prepay all of our obligations under the 2028 Term Loans, repay other short term debt and to pay related fees and expenses.

The Term Loans mature in October 2030 and are payable in quarterly installments that amortize 12% of the aggregate principal amount in 2027, 16% in 2028, 24% in 2029 and 48% in 2030.

Interest on the Mexican peso-denominated Term Loans is calculated based on TIIEF as published by the Mexican Central Bank plus an applicable margin. In each case, the applicable margin is determined as specified in the Term Loans. The Term Loans are secured by certain of our assets, including shares of certain of our material subsidiaries as well as certain of our real estate assets in Mexico, Peru and Colombia, and guaranteed by certain of our subsidiaries.

The Term Loans contain financial covenants requiring us to maintain (for the period of four fiscal quarters ending on the applicable calculation date) (A) a Consolidated Leverage Ratio (as such term is defined in the Credit Agreement) of not greater than (i) 3.90:1.00 for the fiscal quarters ending December 31, 2025, March 31, 2026, June 30, 2026 and September 30, 2026, (ii) 3.50:1.00 for the fiscal quarters ending December 31, 2026, March 31, 2027, June 30, 2027 and September 30, 2027, (iii) 3.00:1.00 for the fiscal quarter ending December 31, 2027 and as of the end of each fiscal quarter thereafter and (B) a Consolidated Interest Coverage Ratio (as such term is defined in the Credit Agreement) of not less than (i) 1.75:1.00 for the fiscal quarters ending December 31, 2025, March 31, 2026, June 30, 2026 and September 30, 2026, (ii) 2.00:1.00 for the fiscal quarters ending December 31, 2026, March 31, 2027, June 30, 2027 and September 30, 2027 and (iii) 2.25:1.00 for the fiscal quarter ending December 31, 2027 and as of the end of each fiscal quarter thereafter. As of December 31, 2025, our Consolidated Leverage Ratio was 3.64:1.00 and our Consolidated Interest Coverage Ratio was 2.07:1.00.

The Term Loans contain a covenant that limits our ability and the ability of the other Loan Parties (as such term is defined in the Credit Agreement) to incur debt, subject to certain customary exceptions, such as, among others, indebtedness not to exceed the greater of US$70.0 million in the aggregate or 3% of our Total Assets, indebtedness in respect of capital lease obligations and purchase money obligations not to exceed US$120.0 million and indebtedness under hedging obligations. The Term Loans also contain covenants that, among other things, limit our ability and the ability of the other Loan Parties to:

•

make certain investments, subject to customary exceptions, such as, among others, investments in a Loan Party or an entity engaged in a similar business as our business and that becomes a Loan Party, hedging obligations, extensions of short-term credit to suppliers in the ordinary course of business, and other investments in similar business not to exceed the greater of US$80.0 million in the aggregate or 4% of Total Assets in any fiscal year;

•

incur certain liens, subject to certain customary exceptions, such as, among others, existing liens, liens securing hedging obligations in the ordinary course of business, liens on property at the time we acquired the property and liens securing indebtedness at any one time not to exceed the greater of US$50 million and 3% of our Total Assets provided that at the time of creation of such liens our Consolidated Leverage Ratio is less than 3.60:1:00 as of the two consecutive fiscal quarters most recently ended prior to such creation and provided further that there is no default or event of default that has occurred and is continuing;

•

transfer, sell or otherwise dispose of assets, subject to certain customary exceptions, such as, among others, dispositions of obsolete or worn-out property, dispositions of certain collateral not to exceed US$10.0 million in the aggregate, and dispositions the aggregate book value of which does not exceed US$10.0 million in any fiscal year;

•	merge or consolidate with any other person, subject to certain customary exceptions, such as, among others, mergers with another Loan Party;

•

enter into transactions with our affiliates, subject to certain customary exceptions, such as, among others, transactions on fair and reasonable terms consistent with those obtainable in comparable arms’-length transactions with a third party; and

•

make certain restricted payments, subject to certain customary exceptions, such as, among others, dividend payments by any of our subsidiaries to us and any other dividend payment or distribution, subject to graduated limitations based on our Consolidated Leverage Ratio, including a complete prohibition if our Consolidated Leverage Ratio is greater than 3.60:1.00 and unlimited capacity when such ratio is less than or equal to 2.50:1.00, calculated on the basis of the most recently ended fiscal quarter.

In addition, the IFC Loan contains certain covenants, for the benefit of IFC, including in relation to environmental and social requirements, annual monitoring, development impact indicators and climate-related governance. The Term Loans also include customary events of default, including: (i) failure to pay principal or interest when due and payable, (ii) failure to comply with certain covenants or agreements if not cured or waived as provided therein, as applicable, (iii) the breach of any representations and warranties made by the Loan Parties, (iv) failure to pay other indebtedness in excess of US$35 million, (v) certain events of bankruptcy, insolvency or reorganization relating to the Loan Parties and any of their subsidiaries, (vi) the inability to pay debts as they become due, (vii) judgments against any Loan Party (or any subsidiary thereof) in excess of US$35.0 million, (viii) the invalidity of certain documents related to the Term Loans, (ix) certain government condemnations, seizures, nationalizations or moratoriums on the payment of principal and interest, (x) certain events related to perfection of the liens on the collateral, (xi) the imposition of certain exchange controls and (xii) a change of control; subject, in each case, to customary grace and/or cure periods.

Credit Lines

We have access to revolving credit facilities with several recognized financial institutions for an aggregate amount of up to S/549 million, which we use to meet our short-term working capital requirements. These facilities bear interest at fixed rates that vary by currency, ranging from 4.90% to 5.40% in soles, from 9.25% to 10.31% in Mexican pesos, and from 11.53% to 15.91% in Colombian pesos. As of December 31, 2025, we had drawn S/239 million under these facilities, with S/310 million remaining available.

Our revolving credit facilities were subject to customary covenants, including financial reporting obligations, limitations on the incurrence of additional indebtedness, and consent requirements for certain transactions such as mergers, consolidations, or internal reorganizations. As of December 31, 2025, we were in compliance with all such covenants.

The lenders were entitled to terminate these facilities upon the occurrence of certain events, including, among others, non-payment of financial obligations, the incurrence of debt ranking senior to the obligations under these facilities, failure to maintain corporate existence, material changes to our corporate purpose, or a direct or indirect change of control.

Off-Balance Sheet Arrangements

As of December 31, 2025, we did not have any off-balance sheet arrangements.

C. Research and Development, Patents and Licenses, etc.

We have consolidated the largest clinical trials hub in Latin America, an unprecedented innovation ecosystem that currently operates 136 ongoing trials and is transforming the lives of more than 3,000 patients across the region. Our network, comprised of nine research centers of excellence certified in Good Clinical Practice and authorized by the health agencies of Colombia, Mexico, and Peru, allows us to address the most relevant pathologies for regional health. As evidenced by our portfolio, we are leaders in critical areas such as oncology, where studies in breast (39), lung (13), and bladder (12) cancers reflect our commitment to the most prevalent diseases, as well as in cardiology, hematology, and other specialties that comprise more than 71% of our research activity.

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

Our Oncosalud membership base increased 4.4% for the year ended December 31, 2025 primarily as a result of the growth in our general healthcare plans and continued commercial initiatives across our Oncosalud platform. In our Healthcare Services in Peru segment, the utilization of beds during the year ended December 31, 2025 increased by 2.6pp compared to the year ended December 31, 2024, as a result of higher demand for healthcare services and increased service volumes across our network. In our Healthcare Services in Colombia segment, the utilization of beds during the year ended December 31, 2025 decreased by 3.0pp compared to the year ended December 31, 2024, as a result of our proactive management of contracted services with government-intervened payors as part of our strategy to prioritize cash generation and improve the quality of our payor mix. In our Healthcare Services in Mexico segment, the utilization of beds during the year ended December 31, 2025 decreased by 3.8pp compared to the year ended December 31, 2024, as a result of the slower recovery in surgery and emergency volumes and the continued transition of legacy physician and supplier relationships, partially offset by the expansion of oncology services.

In our Auna Peru network, we aim to continue to grow organically by expanding our network’s installed capacity. We are also evaluating additional opportunities to expand our Auna Peru network beyond these current projects. In addition, we expect to continue to expand the healthcare plans offered under our Oncosalud Peru segment. In Colombia, we plan to focus on expanding the range of services offered in our existing facilities. In Mexico, we focused on expanding the range of services offered in our existing facilities and the insurance plans offered. Throughout 2025, we invested in the expansion of our existing facilities and the development of new plan products. For instance, on March 7, 2025, we announced the signing of an exclusive five-year agreement with Opción Oncología, a leading ambulatory clinic specialized in oncology in Monterrey. This strategic partnership reinforces Auna’s commitment to becoming a leading oncology provider in Mexico. Looking ahead to 2026, we expect continued growth in our markets, supported by sustained commercial momentum and strong operating execution, while focusing on increasing efficiencies across our network, maintaining disciplined cost management and expanding access to high-quality healthcare. Our pharmaceutical costs represented 45.1%, 38.9% and 45.9% of our cost of services in Mexico, Peru and Colombia, respectively for the year ended December 31, 2025. We plan to implement strategies to further create synergies in our pharmaceutical costs.

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

Business Combinations

We account for business combinations using the acquisition method when control is transferred to the Company. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on bargain purchase is recognized in profit or loss immediately. Transactions costs are expensed as incurred.

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

Income Taxes

Current income taxes are provided on the basis of our financial report and the financial reports of each of our subsidiaries, including adjustments in accordance with the regulations of the relevant tax jurisdiction. As such, we must make critical judgments in interpreting tax legislation in the jurisdictions in which we operate in order to determine our income tax expenses.

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

Our board of directors consists of nine members divided into three classes of directors: (i) the class A directors, (ii) the class B directors and (iii) the class C directors. Directors are elected and removed in accordance with the provisions of our articles of association. Our class A directors were appointed for three-year terms until the annual general meeting of the shareholders approving the annual accounts for the financial year ending on December 31, 2026, our class B directors were appointed for four-year terms until the annual general meeting of the shareholders approving the annual accounts for the financial year ending on December 31, 2027 and our class C directors were appointed for five-year terms until the annual general meeting of the shareholders approving the annual accounts for the financial year ending on December 31, 2028. Following their initial terms, all of our directors will subsequently be eligible to be up for reelection for three-year terms thereafter.

The following table presents the current members of our board of directors.

Name	Age	Position	Class
Jesús Zamora	64	Executive Chairman of the Board	Class C
Leonardo Bacherer	50	Director	Class C
Jorge Basadre	57	Director	Class C
Teresa Gutierrez	44	Director	Class B
Robert W. Oberrender	66	Director	Class A
Guadalupe Phillips	56	Director	Class A
Luis Felipe Pinillos	49	Vice Chairman of the Board	Class A
Andrew Soussloff	72	Director	Class B
John Wilton	71	Director	Class B

The following is a brief summary of the business experience of each of our directors. The current business address for our directors is 6, rue Jean Monnet, L-2180 Luxembourg, Grand Duchy of Luxembourg.

Jesús Zamora (Suso Zamora) is a founder of Auna and has been a member of our board of directors since 2008 and Executive Chairman since 2022. Mr. Zamora is Co-Founder, Chief Executive Officer and Chairman of the board of directors of Enfoca, one of Latin America’s foremost investment firms founded in 2000. He has more than 32 years of investment experience. Prior to founding Enfoca, he held various senior executive positions in banking and asset management, including Banco de Crédito del Perú from 1994 to 1999, BEA Associates from 1992 to 1993, and Salomon Brothers Inc. from 1988 to 1992. Mr. Zamora holds an MBA from Columbia Business School and a bachelor’s degree in Industrial Engineering from Universidad Nacional Autónoma de México.

Leonardo Bacherer has been a member of our board of directors since 2018. Mr. Bacherer serves as Managing Partner at Enfoca since 2023 and previously served in different executive roles since joining the firm in 2015. Prior to joining Enfoca, he served as CEO of Maestro (formerly an Enfoca portfolio company) from 2010 to 2014, deputy CEO during 2009 and CFO from 2007 to 2008. He has more than 20 years of experience in the healthcare, education, retail and banking industries. Mr. Bacherer holds an MBA from the Rotterdam School of Management, a certification in advanced management from The Wharton School of the University of Pennsylvania and a bachelor’s degree in Industrial Engineering from the Military School of Engineering in Bolivia.

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

Guadalupe Phillips has been a member of our board of directors since 2025. Ms. Phillips serves as Chief Executive Officer of Empresas ICA, a leading construction and infrastructure company in Mexico. Prior to joining ICA, she served as Vice-President of Finance and Risk of Grupo Televisa and its subsidiaries. She holds board positions at ICA, Grupo Televisa, Openbank, Volaris, and Grupo Axo. She holds a law degree from the Instituto Tecnológico Autónomo de México (ITAM) and earned both her master’s and Ph.D. degrees from The Fletcher School of Law and Diplomacy at Tufts University.

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

John Wilton has been a member of our board of directors since 2020. He is also currently a Senior Advisor to BCG and the Government of Japan. He began his career at the World Bank becoming the Vice president of Strategy, Finance and Risk, before leaving to join Farallon Capital in San Francisco (a multi-strategy hedge fund) as Managing Director and Head of International Research. During this period he became a member of the Board of Enfoca and worked for Hellman and Friedman as a Senior Advisor. He then became the Vice Chancellor of Administration and Finance at the University of California, Berkeley from 2011 to 2016 and managing director and head of international research at Farallon Capital Management from 2006 to 2011. He was also a senior advisor to Hellman and Friedman from 2008 to 2011. Before his role at Farallon Capital Management, he served in several positions at The World Bank, in Washington D.C., from 1983 to 2006, including as CFO and Vice President for Strategy, Finance and Risk from 2002 to 2006. Mr. Wilton was formerly a member of the board of directors of Enfoca Investments Ltd. and has been a member of the board of directors of Leblon Equities, in Brazil, since 2010. Mr. Wilton holds a bachelor’s degree in Economics from the University of Cambridge and a master’s degree in Economics and Statistics from the University of Sussex.

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

The following table lists our current executive officers:

Name	Age	Position	Initial Year of Appointment
Jesús Zamora	64	President	2023
Gisele Remy	46	Chief Financial Officer and Executive Vice President	2023
Rayet Harb	53	Executive Vice President Operations	2024
Lorenzo Massart	58	Executive Vice President Equity and Capital Markets	2024

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

B. Compensation of Directors and Executive Officers

Compensation of Directors and Officers

Director compensation must be ratified by a majority of shareholders at our annual shareholders’ meeting. For the year ended December 31, 2025, the aggregate compensation accrued or paid to the members of our board of directors and our executive officers for services in all capacities was S/ 27.2 million in the aggregate.

During 2025, our performance-based compensation programs included cash bonuses based on the individual performance of our executive officers as approved by our board of directors.

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

Compensation and Talent Committee

The compensation and talent committee, which consists of John Wilton, Guadalupe Phillips, Robert W. Oberrender and Teresa Gutierrez, assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The committee reviews the total compensation package for our executive officers and directors, recommends to the board of directors for determination of the compensation of each of our directors and executive officers, and periodically reviews and approves any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and benefits plans.

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

Information Technology Committee

The Information Technology committee, which consists of Leonardo Bacherer, Teresa Gutierrez and John Wilton, assists the board of directors in overseeing the Company’s technology, data and cyber security strategies and their implementation. The Information Technology committee reviews and makes recommendations on major technology investments and projects, oversees the management of technology and cyber security risks, monitors current and emerging technology trends and oversees the Company’s data governance arrangements and IT innovation initiatives.

D. Employees.

As of December 31, 2025, we had 15,254 employees in Peru, Colombia and Mexico, including 9,280 medical personnel, which includes physicians, nurses and technicians. Approximately 3% of our employees were part-time employees, the majority of which are physicians that are hired on a fee-for-service basis. We are subject to various laws that regulate wages, hours, benefits and other terms and conditions relating to employment. As of December 31, 2025, 1,318 and 437 of our employees were members of labor unions in Mexico and Colombia, respectively, and none of our employees were members of labor unions in Peru.

The following table contains a breakdown of the average number of our employees, by region, as of the dates indicated:

	As of December 31,
	2025	2024	2023
Region
Mexico	3,001	3,024	3,222
Peru	6,156	5,711	5,612
Colombia	6,097	6,107	5,757

Total	15,254	14,842	14,591

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders.

The number of our class A shares and class B shares beneficially owned by each entity, person, director or officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any class A and class B shares over which the individual has sole or shared voting power or investment power as well as any class A and class B shares that the individual has the right to acquire within 60 days through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, we believe that each shareholder identified in the table below possesses sole voting and investment power over all the class A and class B shares shown as beneficially owned by such shareholder in the table. Percentages in the table below are based on 30,095,388 outstanding class A shares and 43,917,577 outstanding class B shares as of December 31, 2025.

According to our transfer agent, as of April 9, 2026, we had 30,138,747 class A shares held by 3 registered U.S. shareholders. Since some of the shares are held by nominees, the number of shareholders may not be representative of the number of beneficial owners.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Auna S.A., 6, rue Jean Monnet, L-2180 Luxembourg, Grand Duchy of Luxembourg.

	Class A Shares		Class B Shares		Percentage of Total Voting Power(1)
Shareholder	Number of Shares	Percentage Owned	Number of Shares	Percentage Owned
5% Shareholders
Entities affiliated with Enfoca(2)	—	—	32,029,016	72.9%	68.3%
AFP Integra S.A.(3)	9,013,333	30.0%			1.9%
Juan Rafael Serván Rocha	—	—	2,671,878	6.1%	5.7%
Teacher Retirement System of Texas(4)	1,884,000	6.3%	—	—	0.4%
RWC Asset Management LLP(5)	1,523,942	5.0%	—	—	0.3%
Executive Officers and Directors
Jesús Zamora (6)	30,710	*	—	—	*
Luis Felipe Pinillos (7)	1,500	*	4,007,817	9.1%	8.5%
Jorge Basadre	—	—	—	—	—
Leonardo Bacherer	—	—	—	—	—
Robert W. Oberrender	46,249	*	—	—	*
Andrew Soussloff	46,249	*	—	—	*
John Wilton	46,249	*	—	—	*
Teresa Gutierrez	—	—	—	—	—
Guadalupe Phillips	—	—	—	—	—
Gisele Remy	—	—	—	—	—
Rayet Harb	—	—	—	—	—
Lorenzo Massart	—	—	—	—	—

*	Less than 1% ownership.

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

(5)

The address for RWC Asset Management LLP is Verde, 10 Bressenden Place, London, SW1E 5DH, United Kingdom. The information herein is based solely on the Schedule 13G/A filed on January 5, 2026 by the reporting person.

(6)

Mr. Zamora, our Executive Chairman of the Board and President, owns 71% of the shares of Enfoca Investment Ltd. and may be deemed to have voting and dispositive power over the ordinary shares held by the entities affiliated with Enfoca.

(7)

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

Sponsor Financing

Enfoca, our controlling shareholder, Luis Felipe Pinillos, a member of our board of directors and shareholder, and our other pre-IPO Class B Shareholders are parties to the Sponsor Financing. The proceeds, net of taxes, fees and expenses of US$18.0 million, were used, through a special purpose vehicle, for a capital contribution of US$342.0 million to our subsidiary, Auna Salud S.A.C., in October 2022 to fund, in part, our purchase of Grupo OCA. Auna Salud S.A.C. determined that the capital contribution was at fair value. This capital contribution was recorded in our consolidated financial statements as (i) an increase of S/402.4 million to “non-controlling interest” representing 21.2% of Auna Salud S.A.C.’s total net assets after giving effect to the capital contribution from the special purpose vehicle of S/1,352.6 million and (ii) an increase of S/950.2 million to “merger and other reserves” representing the remaining portion of Auna Salud S.A.C.’s total net assets after giving effect to the capital contribution from the special purpose vehicle of S/1,352.6 million, which corresponded to our 78.8% interest in Auna Salud S.A.C. The Sponsor Financing is secured by substantially all the Auna shares held by Enfoca, Mr. Pinillos and our other pre-IPO Class B Shareholders. See “Related Party Transactions—Contribution and Capital Reduction.”

On June 26, 2025, Enfoca, Mr. Pinillos and the other pre-IPO Class B Shareholders refinanced the Sponsor Financing. As of December 31, 2025, US$177.2 million aggregate principal amount of indebtedness remains outstanding under the Sponsor Financing. The indebtedness under the Sponsor Financing has a final maturity of June 25, 2027. The documents governing the Sponsor Financing contain various covenants and other obligations applicable to the shareholders party thereto, including obligations requiring such shareholders to cause us to comply with certain covenants set forth in the Credit Agreement and, in addition, imposing certain restrictions on what such shareholders will permit us to do with certain of our immaterial subsidiaries. For additional information on the covenants in the Credit Agreement, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Contractual Obligations and Commitments—Credit Facilities—Credit and Guaranty Agreement.” Furthermore, the documents governing the Sponsor Financing contain various events of default, including an event of default that will occur if there is an event of default under the Credit Agreement or the 2029 Notes Indenture. If we experience a change of control, the lenders under the Sponsor Financing can force our shareholders who are party to the Sponsor Financing to repay them. If our shareholders default on their obligations under the terms of the Sponsor Financing, including if they fail to cause us to comply with the covenants set forth in the Credit Agreement, the lenders under the Sponsor Financing will be entitled to certain remedies, including declaring all outstanding principal and interest to be due and payable and ultimately, foreclosing on the pledged shares. Foreclosing on the pledged shares may cause the lenders under the Sponsor Financing to sell securities of our company or the market to perceive that they intend to do so, and could lead to a change of control in Auna. Following the repayment in full of the Sponsor Financing, the pledges on the shares securing the Sponsor Financing will be released. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Class A Shares—Substantial sales of class A shares could cause the price of our class A shares to decrease.”

We are not a party to, nor do we guarantee, nor are we otherwise liable with respect to the debt under, the Sponsor Financing. Furthermore, the lenders under the Sponsor Financing do not have recourse against us for the debt or any other amounts owed under the Sponsor Financing, nor do we have any obligation to repay the debt under the Sponsor Financing.

For a complete description of the terms of the Sponsor Financing, as amended by the Sponsor Financing Amendment, including the covenants and events of default contained therein, please refer to copies of the Note Purchase Agreements, which are filed as Exhibits 4.24 and 4.25, respectively, to this annual report. For additional information, see Item 4. Information on the Company—A. History and development of the company—Initial Public Offering” “-Contribution and Capital Reduction.”

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

Contribution and Capital Reduction

In 2024 we contributed US$329.0 million of the proceeds from our initial public offer to Auna Salud S.A.C., who in turn used those funds to effect a capital reduction which resulted in the cancellation of all the shares of Auna Salud S.A.C. previously held by our pre-IPO Class B Shareholders through a special purpose vehicle, and thus, increased our ownership interest in Auna Salud S.A.C. from 79% to 100%. On June 26, 2025, Enfoca, Mr. Pinillos and our other pre-IPO Class B Shareholders refinanced the Sponsor Financing. As of December 31, 2025, US$177.2 million aggregate principal amount of indebtedness remains outstanding under the Sponsor Financing. The documents governing the Sponsor Financing, contain various covenants and other obligations applicable to the shareholders party thereto, including obligations requiring such shareholders to cause us to comply with certain covenants set forth in the Credit Agreement and, in addition, imposing certain restrictions on what such shareholders will permit us to do with certain of our immaterial subsidiaries.

Enfoca, our controlling shareholder, Luis Felipe Pinillos, a member of our board of directors and shareholder, and our other pre-IPO Class B Shareholders are parties to the Sponsor Financing. Our Executive Chairman of the Board and President, Suso Zamora, and some of our directors, including Suso Zamora, Jorge Basadre and Leonardo Bacherer, are employed by or otherwise affiliated with Enfoca as directors on their board of directors. For additional information, see “Presentation of Financial and Other Information—Financial Statements,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Class A Shares—Enfoca, our controlling shareholder, owns approximately 72.9% of our class B shares and certain of our officers and a majority of our directors are employed by or otherwise affiliated with Enfoca, which could give rise to potential conflicts of interest with them and certain of our other shareholders” and “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders—Sponsor Financing.”

Management Services

We reimbursed our controlling shareholder for administrative expenses for certain management services provided in the amount of S/1.2 million for 2023. We have also reimbursed our controlling shareholder for certain travel and other expenses they have incurred, in the amount of S/0.4 million for 2023. We paid no management service nor any reimbursement for expenses to our controlling shareholder in 2024 or 2025.

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

During the past three years, we have also reimbursed Dr. Vallejos for certain out-of-pocket expenses, including rent for office space used by Oncosalud for back-office operations and certain property taxes payable by him in connection thereto, as well as de minimis phone expenses, the purchase of inexpensive medical literature and minor travel expenses incurred in connection with his attendance at conferences on behalf of Oncosalud. These reimbursements amounted to S/0.5 million, S/0.5 million and S/0.5 in 2023, 2024 and 2025, respectively.

Registration Rights Agreement

We have entered into a registration rights agreement (the “Registration Rights Agreement”) with certain of our shareholders.

Subject to several exceptions, including waiver of the lockup period, underwriter cutbacks and our right to postpone a demand registration under certain circumstances, Enfoca may require that we register for public resale under the Securities Act all ordinary shares constituting registrable securities that they request be registered so long as the securities requested to be registered in each registration statement have an aggregate estimated market value of at least US$20 million or represent all of the remaining registrable securities held by Enfoca or that would be owned upon conversion of all of the class B shares held by Enfoca. We will not be required to effect more than two demand registrations in any 12-month period. If we are eligible to register the sale of our securities on Form F-3, Enfoca has the right to require us to register the sale of the registrable securities held by them on Form F-3, subject to offering size and other restrictions.

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

In 2023, 2024 and 2025, we did not pay dividends to our shareholders.

Legal Proceedings

We are party to a number of legal and administrative proceedings arising in the ordinary course of our business, including medical malpractice, employment and labor and tax lawsuits. We categorize our risk of loss in these proceedings as probable, possible and remote. We record provisions only for those proceedings that have a risk of loss deemed to be probable. As of December 31, 2025, we had provisions for outstanding claims and others in the amount of S/10.2 million (US$3.0 million), which cover all losses resulting from claims filed against us that have a risk of loss deemed to be probable. For more information, see note 18 to our audited consolidated financial statements.

B. Significant Changes.

Not applicable.

Item 9. The Offer and Listing.

A. Offer and Listing Details.

Not applicable.

B. Plan of Distribution.

Not applicable.

C. Markets.

The class A shares have been listed on the NYSE since March 22, 2024 under the symbol “AUNA.”

On July 16, 2025 our class A shares also began trading on the Lima Stock Exchange (BVL) under the ticker symbol “AUNA.”

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

Centro Ambulatorio Trecca Public-Private Partnership Agreement

In August 2010, our subsidiary Consorcio Trecca S.A.C. (“Consorcio Trecca”) entered into a public-private partnership agreement (the “Centro Ambulatorio Trecca PPP Agreement”) with EsSalud, the state agency tasked with overseeing the Peruvian public health insurance system, for the remodeling, implementation, operation and maintenance of Centro Ambulatorio Trecca, an outpatient healthcare facility located in Lima, Peru. The project involves the development of a high-rise ambulatory healthcare center designed to provide specialized outpatient services to EsSalud-insured patients.

Under the Centro Ambulatorio Trecca PPP Agreement, Consorcio Trecca is responsible for the design, construction, financing, equipment, implementation of healthcare systems and applications during the investment phase, and the operation and maintenance of the facility during the operational phase. In consideration for these services and investments, EsSalud will pay contractual compensation structured through payments related to the investment phase and payments associated with the operation and maintenance of the facility, subject to the terms and conditions set forth in the Centro Ambulatorio Trecca PPP Agreement.

The original Centro Ambulatorio Trecca PPP Agreement was executed on August 27, 2010 and was subsequently amended in April 2011. In February 2026, the parties entered into a second amendment, which updated the economic conditions of the project, provided for additional investments and services and established the contractual framework required to commence construction and proceed with the investment phase. Subject to approvals, project’s financial closing and the start of the investment phase are expected to occur during 2026.

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

This section applies only to a U.S. Holder that holds class A shares as capital assets for U.S. federal income tax purposes. This section does not include a description of the state, local or non-U.S. tax consequences that may be relevant to U.S. Holders, nor does it address U.S. federal tax consequences (such as gift and estate taxes) other than income taxes. In addition, it does not set forth all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including any minimum tax consequences, rules conforming the timing of income accruals with respect to the class A shares to financial statements under Section 451(b) of the Internal Revenue Code of 1986, as amended (the “Code”), the potential application of the provisions of the Code known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:

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

Taxation of Distributions

Subject to the discussion under “—Passive Foreign Investment Company Rules” below, distributions paid on class A shares, other than certain pro rata distributions of ordinary shares, made to U.S. Holders will be treated as taxable dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of a U.S. Holder’s tax basis in the class A shares, and then, to the extent such excess amount exceeds such holder’s tax basis in the class A shares, as capital gain, and will be long-term capital gain if the U.S. Holder held the class A shares for more than one year at the time the distribution is actually or constructively received. However, we currently do not, and we do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that any distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Subject to applicable limitations, for so long as our class A shares are listed on NYSE or another established securities market in the United States, dividends paid to certain non-corporate U.S. Holders will generally be eligible for taxation as “qualified dividend income,” which is taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. Holders. In order to qualify for qualified dividend income treatment, a U.S. Holder must meet certain holding period and other requirements, and we must not be a passive foreign investment company (a “PFIC”) for the taxable year in which dividends are paid or the immediately preceding taxable year. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.

The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend.

For purposes of the foreign tax credit rules, dividends will be treated as foreign-source income. For U.S. federal income tax purposes, the amount of dividend income will include any amounts withheld in respect of Luxembourg taxes. Subject to applicable limitations that vary depending on a U.S. Holder’s particular circumstances and the discussion below regarding certain Treasury regulations, Luxembourg income taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty if the U.S. Holder is eligible for Treaty benefits) generally will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for non-U.S. income taxes to be creditable, the relevant non-U.S. income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the Luxembourg income tax system meets this requirement. However, the U.S. Internal Revenue Service (the “IRS”) has released notices that provide relief from certain of the provisions of the Treasury regulations described above for taxable years ending before the date that a notice or other guidance withdrawing or modifying this temporary relief is issued (or any later date specified in such notice or other guidance). The notices also indicate the U.S. Treasury Department and the IRS are considering whether, and in what conditions, to provide additional temporary relief in later taxable years. In lieu of claiming foreign tax credits, a U.S. Holder may be able to elect to deduct non-U.S. income taxes, including Luxembourg income taxes, in computing their taxable income, subject to applicable limitations under U.S. law. An election to deduct non-U.S. taxes instead of claiming foreign tax credits applies to all creditable non-U.S. taxes paid or accrued in the taxable year. U.S. Holders should consult their tax adviser regarding the creditability or deductibility of any foreign tax credits in their particular circumstances.

Sale or Other Disposition of Class A Shares

Subject to the discussion under “—Passive Foreign Investment Company Rules” below, gain or loss realized on the sale or other taxable disposition of class A shares will be subject to U.S. federal income taxation as capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the class A shares for more than one year. The amount of the gain or loss will equal the difference between the amount realized (including the gross amount of the proceeds before the deduction of any foreign tax) on the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in the class A shares, in each case as determined in U.S. dollars. Capital gains of non-corporate U.S. Holders derived with respect to capital assets generally are eligible for the preferential rates of taxation applicable to long-term capital gains. This capital gain or loss will generally be treated as U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations under the Code. U.S. Holders should consult their tax advisers regarding the proper treatment of capital gain or loss, if any, in their particular circumstances, including the effects of any applicable income tax treaties.

Passive Foreign Investment Company Rules

U.S. Holders will generally be subject to a special, generally adverse tax regime that would differ in certain material respects from the tax treatment described above if we are, or we are to become, a PFIC for U.S. federal income tax purposes for any taxable year in which a U.S. Holder owns our class A shares.

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

Based on the market price of our class A shares and the composition of our income and assets, including goodwill, we do not expect to have been a PFIC for U.S. federal income tax purposes for our 2025 taxable year. However, the determination of whether we are a PFIC is a fact-intensive determination that must be made on an annual basis applying principles and methodologies that are in some circumstances unclear, and whether we will be a PFIC in any taxable year is uncertain in several respects. Moreover, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our class A shares, which may fluctuate substantially over time). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC for any year during which a U.S. Holder holds class A shares, we would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds class A shares, even if we ceased to meet the threshold requirements for PFIC status, unless the U.S. Holder makes a valid deemed sale election under the applicable Treasury regulations with respect to its class A shares.

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

In addition, if a company that is a PFIC provides certain information to U.S. investors, a U.S. investor can then avoid certain adverse tax consequences described above by making a “qualified electing fund” election, or QEF Election, to be taxed currently on its pro rata share of the PFIC’s ordinary income and net capital gains. However, because we do not intend to provide the information necessary for U.S. Holders to make a QEF Election, such election will not be available to U.S. Holders.

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

Taxation of the Company

Luxembourg Corporate Income Tax

As a Luxembourg resident fully taxable company, the Company should be subject to LCIT on its worldwide basis. The LCIT rate amounts to 23.87% for fiscal year 2026 in Luxembourg City.

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

However, capital gains realized upon redemption, repurchase, sale, disposal or exchange of the Company’s class A shares representing a Substantial Participation (generally speaking more than 10% in the share capital of the Company) which is either sold (i) within a 6-month period subsequent to the date of acquisition of such class A shares, or (ii) before the acquisition of such class A shares or (iii) by a Luxembourg non-resident shareholder that has been a Luxembourg resident for more than 15 years and has become a Luxembourg non-resident within the last five years preceding the realization of the gain, may be subject to Luxembourg taxation (unless an exemption applies based on an applicable double tax treaty) as follows:

•	if realized by a non-resident individual, the capital gain may be subject to Luxembourg personal income tax rates of up to 45.78% for fiscal year 2026; or

•	if realized by a non-resident corporation, the capital gain may be subject to Luxembourg corporate income tax rates of up to 17.12% for fiscal year 2026.

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

In addition, the dividend distributions received from the Company by the Luxembourg resident corporate shareholders or the foreign entities which have a permanent establishment or a permanent representative in Luxembourg with which the holding of the class A shares is connected should be subject to LCIT in accordance with the provisions of the Luxembourg income tax law. However, a 50% tax exemption or a 100% tax exemption might be available under certain conditions. The LCIT rate should amount to up to 23.87% for fiscal year 2026 in Luxembourg City.

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

F. Dividends and Paying Agents.

Not applicable.

G. Statement by Experts.

Not applicable.

H. Documents on Display.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year, which is December 31. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

The functional currency of our operations is based on the countries in which we operate, whereby in Mexico it is the Mexican peso, in Peru it is the Peruvian sol and in Colombia it is the Colombian peso, and we present our financial statements in Peruvian soles. However, the majority of our liabilities (primarily US$98.7 million of the 2029 Notes and US$365 million of the 2032 Notes) are denominated in U.S. dollars, which exposes us to exchange rate risk. As of December 31, 2025, 44% of our liabilities were denominated in U.S. dollars. To mitigate our U.S. dollar exposure, we use derivative financial instruments, such as call spreads and forwards, to hedge our exposure to these risks. As of December 31, 2025, 85% of our liabilities in U.S. dollars were hedged.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15. Controls and Procedures.

Disclosure Controls and Procedures

Management, with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, which are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures.

Our management, including our Chief Executive Officer and Chief Financial Officer, believes that our disclosure controls and procedures or our internal control over financial reporting may not prevent all errors and all fraud due to inherent limitations of internal controls. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, our disclosure controls and procedures were not effective due to material weaknesses in internal control over financial reporting described below.

Following identification of the material weaknesses and prior to filing this annual report, we performed additional analysis and other procedures to ensure that our consolidated financial statements included in this annual report have been prepared in accordance with IFRS Accounting Standards. Accordingly, management believes that the consolidated financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for our Company as such term is defined by Exchange Act rules 13(a)-15(f) and 15(d)-15(f).

Our system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. These include those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards, and that receipts and expenditures of the Company are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual consolidated financial statements will not be prevented or detected on a timely basis.

Management, with the participation of our Chief Executive Officer and Chief Financial Officer, and under the oversight of the Audit Committee of the Board of Directors, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2025, using the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was not effective as of December 31, 2025.

In making the assessment, we identified the following material weaknesses in our internal control over financial reporting:

•

Our information technology general controls (ITGCs) including segregation of duties, user access, and change management, within our information technology (IT) systems that support the Company’s financial reporting processes, were not fully designed, implemented and operating effectively.

•	Automated and manual process level controls across our financial reporting processes were not fully designed, implemented and operating effectively.

These deficiencies were due to the Company not being fully prepared to fulfill SOX requirements complicated by the pace of organic and inorganic growth and the diversity of the Company’s control processes and IT systems. The Company did not fully design controls responsive to risks of material misstatement, train personnel with respect to their ICFR responsibilities and accountability, and complete all actions necessary to fully assess the effectiveness of internal control over financial reporting and to remediate identified control deficiencies.

These deficiencies did not result in a misstatement to our annual financial statements. However, each of these control deficiencies could result in a material misstatement of our consolidated financial statements that would not be prevented or detected, and accordingly, we determined that these control deficiencies constitute material weaknesses.

Emmerich, Córdova y Asociados S. Civil. de R.L. (a member firm of KPMG), our independent registered public accounting firm, which audited and reported on the consolidated financial statements as of and for the year ended December 31, 2025, contained in this annual report on Form 20-F, has issued an adverse opinion on the effectiveness of our internal control over financial reporting. Emmerich, Córdova y Asociados S. Civil. de R.L.’s report appears on page F-3 of this annual report on Form 20-F.

Remediation Plan

In response to the material weaknesses mentioned above, management, with the oversight of the Audit & Risk Committee, continues to execute a comprehensive remediation program supported by dedicated internal resources and external advisors, to enhance the control framework and address our material weaknesses in internal controls. This project is designed to ensure a more robust, effective and sustainable control environment and information technology systems supporting our key financial reporting processes commensurate with our financial reporting requirements. Our efforts include the following actions:

•

Strengthening the SOX compliance organization and governance structure, including enhancements to oversight mechanisms, clearer accountability across functions, and more robust coordination among control owners and process leaders.

•

Enhancing the Company’s IT control framework, including a new enterprise resource planning (ERP) system, improvements to the design and operation of ITGCs and strengthening the reliability of controls dependent on information technology.

•

Completing the risk assessment process and implementation of internal controls over financial reporting for new, modified or previously incomplete processes, and remediating controls identified as ineffective through ongoing assessments and testing activities, including controls that ensure the accuracy of system-generated information used in the preparation of the financial statements.

•

Reinforcing awareness, responsibilities and accountability across the organization, including targeted training and communication initiatives for control owners and key stakeholders to promote consistent execution and documentation of controls and SOX requirements.

•	Reinforcing monitoring activities to assess, on an ongoing basis, the continued appropriateness of control design and level of documentation maintained to support control effectiveness.

Although we took extensive steps to design and implement the Company’s internal control standards, we were unable to fully complete this effort in 2025. We continue to implement and enhance controls related to design, support documentation, operation and monitoring of certain internal controls, including controls dependent on information technology and the implementation of new ERP systems across our geographies, which will be a multi-year project.

As we continue to evaluate our internal control over financial reporting, we may take additional actions to remediate the material weaknesses or modify the remediation actions described above.

Given the scope, complexity and multi-year nature of certain remediation initiatives, management expects that remediation efforts will continue beyond 2026 and may extend into future reporting periods. The Company will continue to monitor and assess our remediation activities to remediate these material weaknesses as soon as practicable.

Changes in Internal Control over Financial Reporting

Except for the ongoing implementation of remediation actions to address the material weaknesses identified, as described above, there have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B. Code of Ethics.

We have adopted a Code of Conduct and a Whistleblower Policy that apply to all of our employees, as well as our officers and directors, including our President, Chief Financial Officer and Executive Vice President and other executive and senior financial officers. The full text of our Code of Ethics is attached as Exhibit 11.1 to this annual report. Information contained on, or that can be accessed through, our website is not part of, or incorporated by reference into, this 20-F, and inclusions of our website address in this 20-F are inactive textual references provided only for your informational reference.

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

	For the Year Ended December 31,
	2025	2024
	(millions of US$)
Audit fees(1)	3.1	1.5
Tax fees	0.0	0.1
All other related fees	0.0	0.0
Total	3.1	1.6

(1)

Audit fees for years ended December 31, 2025 and 2024 were related to professional services provided for the interim review procedures and the audit of our consolidated financial statements included in our annual reports on Form 20-F or services normally provided in connection with statutory engagements for those fiscal years.

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

Removal of Directors

A typical certificate of incorporation and by-laws provides that, subject to the rights of holders of any preferred shares, directors may be removed at any time by the affirmative vote of the holders of at least a majority, or in some instances a supermajority, of the voting power of all of the then outstanding shares entitled to vote generally in the election of directors, voting together as a single class. A certificate of incorporation could also provide that such a right is only exercisable when a director is being removed for cause (removal of a director only for cause is the default rule in the case of a classified board).	Under Luxembourg law, directors may be removed at any time, with or without cause, by the affirmative vote of a majority of the votes validly cast at the relevant shareholders’ meeting.

Filling Vacancies on the Board of Directors

A typical certificate of incorporation and by-laws provides that, subject to the rights of the holders of any preferred shares, any vacancy, whether arising through death, resignation, retirement, disqualification, removal, an increase in the number of directors or any other reason, may be filled by a majority vote of the remaining directors, even if such directors remaining in office constitute less than a quorum, or by the sole remaining director. Any newly elected director usually holds office for the remainder of the full term expiring at the annual meeting of shareholders at which the term of the class of directors to which the newly elected director has been elected expires.	Luxembourg law provides that in the event of a vacancy of a director seat, the remaining directors may, unless the articles of association of the Company provide otherwise, provisionally fill such vacancy until the next annual general meeting at which the shareholders(i) will be asked to confirm the appointment or (ii) may appoint a new director. The decision to fill a vacancy must be taken at a duly convened and quorate meeting of the board of directors. Our articles of association provide that to fill vacancies such directors must be appointed from nominations as provided for in the articles of association.

Delaware	Luxembourg
Amendment of Governing Documents

Under the DGCL, amendments to a corporation’s certificate of incorporation require the approval of shareholders holding a majority of the outstanding shares entitled to vote on the amendment. If a class vote on the amendment is required by the DGCL, a majority of the outstanding stock of the class is required, unless a greater proportion is specified in the certificate of incorporation or by other provisions of the DGCL. Under the DGCL, the board of directors may amend by-laws if so authorized in the charter. The shareholders of a Delaware corporation also have the power to amend by-laws.	Under Luxembourg law, amendments to our articles of association require an extraordinary general meeting of shareholders held in front of a notary public at which at least one half (50%) of the share capital is represented. The notice of the extraordinary general meeting shall set out the proposed amendments to the articles of association. If such quorum is not reached, a second meeting may be convened by means of a notice published in the Luxembourg official electronic gazette (Recueil Electronique des Sociétés et Associations) and in a Luxembourg newspaper 15 days before the meeting. The second meeting shall be validly constituted regardless of the proportion of the share capital represented. At both meetings, resolutions will be adopted if approved by at least two-thirds of the votes cast by shareholders (unless otherwise required by Luxembourg law or the articles of association). Where classes of shares exist and the resolution to be adopted by the general meeting of shareholders changes the respective rights attaching to such shares, the resolution will be adopted only if the conditions as to quorum and majority set out above are fulfilled with respect to each class of shares. In very limited circumstances, the board of directors may be authorized by the shareholders to amend the articles of association, albeit always within the limits set forth by the shareholders at a duly convened shareholders’ meeting. This is the case in the context of our authorized share capital within which the board of directors is authorized to issue further ordinary shares or in the context of a share capital reduction and cancellation of ordinary shares. The board of directors is then authorized to appear in front of a notary public to record the capital increase or decrease and to amend the share capital set forth in the articles of association.

Meetings of Shareholders

Annual and Special Meetings	Annual and Special Meetings

Typical by-laws provide that annual meetings of shareholders are to be held on a date and at a time fixed by the board of directors. Under the DGCL, a special meeting of shareholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the by-laws.	Pursuant to Luxembourg law, at least one general meeting of shareholders must be held each year within six months from the close of the financial year. The purpose of such annual general meeting is to approve the annual accounts, allocate the results, proceed to statutory appointments, and grant discharge to the directors. The annual general meeting must be held within six months of the end of each financial year. Additional meetings of shareholders may be convened. Pursuant to Luxembourg law, the board of directors is obliged to convene a general meeting so that it is held within a period of one month of the receipt of a written request of shareholders representing one-tenth of the issued capital. Such request must be in writing and indicate the agenda of the meeting.

Quorum Requirements	Quorum Requirements

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

Delaware	Luxembourg

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

Delaware	Luxembourg

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

Delaware	Luxembourg
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

Delaware	Luxembourg

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

Delaware	Luxembourg

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

Delaware	Luxembourg

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

Dissenters’ Rights

Under the DGCL, a shareholder of a corporation participating in some types of major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which the shareholder may receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction.	Neither Luxembourg law nor our articles of association provide for appraisal rights.

Cumulative Voting

Under the DGCL, a corporation may adopt in its by-laws that its directors shall be elected by cumulative voting. When directors are elected by cumulative voting, a shareholder has the number of votes equal to the number of shares held by such shareholder times the number of directors nominated for election. The shareholder may cast all of such votes for one director or among the directors in any proportion.	Luxembourg law does not provide for cumulative voting.

Delaware	Luxembourg
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
Item 16K. Cyber
sec
urity.
We have implemented an Information Security and Cybersecurity
(IS-C)
framework that is aligned with i
ndus
try best practices and standards, including ISO 27001, ISO 27031 and the NIST Cybersecurity Framework, with the objective of systematically addressing cyber risks across our organization. Cybersecurity is a core component of our overall business strategy, and our approach ensures that cybersecurity processes are integrated into the broader operational framework of the company, by fostering collaboration among departments and utilizing corporate and intra-company communication tools to mitigate risks. These processes are incorporated into our enterprise-wide risk management system.

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
maturity level, emerging cyber risks, and the status of ongoing projects to strengthen our cybersecurity defenses. Our cybersecurity manager and the team of dedicated personnel are highly experienced information systems security professionals. The cybersecurity manager has over 20 years of experience in managing and designing processes and systems to detect, assess, and remediate cybersecurity threats. As of April 1, 2026, our cybersecurity management team will consist of 12 individuals, with 5 located in Peru, 2 in Mexico, and 5 in Colombia, all reporting directly to the cybersecurity manager.
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
Likewise, we are currently working on improving the internal control environment for user accounts with critical access, through the implementation of Privileged Access Management system. We regularly conduct internal assessments of third-party tools and evaluate security controls through reports from key providers, such as Service Organization Control (SOC) reports (e.g., SOC 1 Type II). We conduct internal assessments and periodically engage external consultants to review our cybersecurity strategy and provide feedback on its effectiveness.
Awareness
To further strengthen our cybersecurity posture, we have implemented a comprehensive
IS-C
awareness program designed to educate employees on identifying, mitigating, and preventing cybersecurity risks. This program includes periodic training sessions, for employees focused on confidentiality, security practices, and evolving threat landscapes. Furthermore, we conduct cybersecurity and risk assessments with our critical suppliers. Despite our proactive efforts, we recognize that cybersecurity threats remain a constant and evolving challenge, and we are committed to continually enhancing our defenses to address these risks effectively.
Incidents
In 2025, we did not identify any cybersecurity incidents that materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. Materiality is determined by evaluating the severity of any potential breach and its ability to significantly affect our organization’s financial results or operations. However, despite our best efforts, we cannot eliminate all risks from cybersecurity threats and cannot provide assurance that no undetected cybersecurity incidents have occurred. For more information about these risks, please refer to “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—A failure of our IT systems could adversely impact our business.”

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

Item 19. Exhibits.

The following documents are filed as part of this annual report:

Exhibit No.	Exhibit

1.1*	English translation of Articles of Association of Auna S.A., dated January 30, 2026.

2.1*	Description of Securities registered under Section 12 of the Exchange Act.

4.1	English translation of Surface Rights Agreement dated as of July 9, 2009 among Medic Ser S.A.C. and the Peruvian Red Cross Society (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-276435 filed with the SEC on January 9, 2024)).

4.2	English translation of the Public Deed of the First Amendment dated as of January 26, 2010 to the Surface Rights Agreement (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-276435 filed with the SEC on January 9, 2024)).

4.3	English translation of Lease Agreement dated as of June 27, 2019 among Oncocenter Perú S.A.C. and Promotora Asistencial S.A.C. Clínica Limatambo (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-276435 filed with the SEC on January 9, 2024)).

4.4	English translation of the First Amendment dated as of May 30, 2023 to the Lease Agreement among Oncocenter Perú S.A.C. and Promotora Asistencial S.A.C. Clínica Limatambo (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-276435 filed with the SEC on January 9, 2024)).

4.5	Form of Indemnification Agreement with directors and officers (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-1 (File No. 333-276435 filed with the SEC on January 9, 2024)).

4.6	Form of Registration Rights Agreement among Auna S.A. and certain shareholders of Auna S.A. (incorporated herein by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-1 (File No. 333-276435 filed with the SEC on January 9, 2024)).

4.7	English translation of Lease Agreement dated as of February 3, 2020 among Oncosalud S.A.C. and Scotiabank Perú S.A.A. (incorporated herein by reference to Exhibit 10.12 to the Company’s Registration Statement on Form F-1 (File No. 333-276435 filed with the SEC on January 9, 2024)).

4.8	English translation of the First Amendment dated as of February 12, 2020 to the Lease Agreement among Oncosalud S.A.C. and Scotiabank Perú S.A.A. (incorporated herein by reference to Exhibit 10.13 to the Company’s Registration Statement on Form F-1 (File No. 333-276435 filed with the SEC on January 9, 2024)).

4.9	English translation of Second Amendment dated as of August 13, 2021 to the Lease Agreement among Oncosalud S.A.C. and Scotiabank Perú S.A.A. (incorporated herein by reference to Exhibit 10.14 to the Company’s Registration Statement on Form F-1 (File No. 333-276435 filed with the SEC on January 9, 2024)).

4.10	English translation of the Third Amendment dated as of August 13, 2021 to the Lease Agreement among Oncosalud S.A.C. and Scotiabank Perú S.A.A. (incorporated herein by reference to Exhibit 10.15 to the Company’s Registration Statement on Form F-1 (File No. 333-276435 filed with the SEC on January 9, 2024)).

Exhibit No.	Exhibit

4.11	English translation of the Fourth Amendment dated as of April 19, 2022 to the Lease Agreement among Oncosalud S.A.C. and Scotiabank Perú S.A.A. (incorporated herein by reference to Exhibit 10.16 to the Company’s Registration Statement on Form F-1 (File No. 333-276435 filed with the SEC on January 9, 2024)).

4.12	English translation of Loan-Backing Assignment Agreement dated as of February 3, 2020 among Oncosalud S.A.C. and Scotiabank Perú S.A.A. (incorporated herein by reference to Exhibit 10.17 to the Company’s Registration Statement on Form F-1 (File No. 333-276435 filed with the SEC on January 9, 2024)).

4.13	English translation of Amendment dated as of July 21, 2020 to Loan-Backing Assignment Agreement among Oncosalud S.A.C. and Scotiabank Perú S.A.A. (incorporated herein by reference to Exhibit 10.18 to the Company’s Registration Statement on Form F-1 (File No. 333-276435 filed with the SEC on January 9, 2024)).

4.14	Indenture dated as of December 18, 2023 among the Registrant, as issuer, the guarantors party thereto and Citibank N.A., as trustee, paying agent, registrar and transfer agent (incorporated herein by reference to Exhibit 10.25 to the Company’s Registration Statement on Form F-1 (File No. 333-276435 filed with the SEC on January 9, 2024)).

4.15	First Supplemental Indenture dated as of October 18, 2024, among the Registrant, as issuer, the guarantors party thereto and Citibank N.A., as trustee, paying agent, registrar and transfer agent (incorporated herein by reference to Exhibit 4.32 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on April 10, 2025).

4.16*	Second Supplemental Indenture dated as of November 6, 2025, among the Registrant, as issuer, the guarantors party thereto and Citibank N.A., as trustee, paying agent, registrar and transfer agent.

4.17	English translation to the Share Purchase Agreement dated as of February 21, 2023, among the sellers party thereto, Grupo Salud Auna Mexico, S.A. de C.V., as purchaser, and Hospital y Clínica OCA, S.A. de C.V., DRJ Inmuebles, S.A. de C.V., Inmuebles JRD 2000, S.A. de C.V. and Tovleja HG, S.A. de C.V. (incorporated herein by reference to Exhibit 10.26 to the Company’s Registration Statement on Form F-1 (File No. 333-276435 filed with the SEC on January 9, 2024)).

4.18	English translation of the First Amendment dated as of June 30, 2022 to the Share Purchase Agreement among the sellers party thereto, Grupo Salud Auna Mexico, S.A. de C.V., as purchaser, and Hospital y Clínica OCA, S.A. de C.V., DRJ Inmuebles, S.A. de C.V., Inmuebles JRD 2000, S.A. de C.V. and Tovleja HG, S.A. de C.V. (incorporated herein by reference to Exhibit 10.27 to the Company’s Registration Statement on Form F-1 (File No. 333-276435 filed with the SEC on January 9, 2024)).

4.19	English translation of the Second Amendment dated as of August 24, 2022 to the Share Purchase Agreement among the sellers party thereto, Grupo Salud Auna Mexico, S.A. de C.V. and Jesús Antonio Zamora León, as purchasers, and Hospital y Clínica OCA, S.A. de C.V., DRJ Inmuebles, S.A. de C.V., Inmuebles JRD 2000, S.A. de C.V. and Tovleja HG, S.A. de C.V. (incorporated herein by reference to Exhibit 10.28 to the Company’s Registration Statement on Form F-1 (File No. 333-276435 filed with the SEC on January 9, 2024)).

4.20	English translation of the Third Amendment dated as of September 22, 2022 to the Share Purchase Agreement among the sellers party thereto, Grupo Salud Auna Mexico, S.A. de C.V. and Jesús Antonio Zamora León, as purchasers, and Hospital y Clínica OCA, S.A. de C.V., DRJ Inmuebles, S.A. de C.V., Inmuebles JRD 2000, S.A. de C.V. and Tovleja HG, S.A. de C.V. (incorporated herein by reference to Exhibit 10.29 to the Company’s Registration Statement on Form F-1 (File No. 333-276435 filed with the SEC on January 9, 2024)).

4.21	English translation of the Fourth Amendment dated as of September 30, 2022 to the Share Purchase Agreement among the sellers party thereto, Grupo Salud Auna Mexico, S.A. de C.V. and Jesús Antonio Zamora León, as purchasers, and Hospital y Clínica OCA, S.A. de C.V., DRJ Inmuebles, S.A. de C.V., Inmuebles JRD 2000, S.A. de C.V. and Tovleja HG, S.A. de C.V. (incorporated herein by reference to Exhibit 10.30 to the Company’s Registration Statement on Form F-1 (File No. 333-276435 filed with the SEC on January 9, 2024)).

Exhibit No.	Exhibit

4.22	English translation of the Accession Agreement dated as of October 4, 2022 to the Share Purchase Agreement among the sellers party thereto, Grupo Salud Auna Mexico, S.A. de C.V. and Jesús Antonio Zamora León, as purchasers, and Hospital y Clínica OCA, S.A. de C.V., DRJ Inmuebles, S.A. de C.V., Inmuebles JRD 2000, S.A. de C.V. and Tovleja HG, S.A. de C.V. (incorporated herein by reference to Exhibit 10.31 to the Company’s Registration Statement on Form F-1 (File No. 333-276435 filed with the SEC on January 9, 2024)).

4.23	Form of Heredia Merger Agreement among Auna Salud S.A.C. and Heredia Investments (incorporated herein by reference to Exhibit 10.33 to the Company’s Registration Statement on Form F-1 (File No. 333-276435 filed with the SEC on January 25, 2024)).

4.24*	Sponsor Financing: Note Purchase Agreement among Heredia Investments 1, Ltd., as issuer, and the purchasers party thereto, dated June 26, 2025.

4.25*	Sponsor Financing: Note Purchase Agreement among Heredia Investments 2, Ltd., as issuer, and the purchasers party thereto, dated June 26, 2025.

4.26*	Indenture dated as of November 6, 2025 among the Registrant and Oncosalud S.A.C., as issuers, the guarantors party thereto and Citibank N.A., as trustee, paying agent, registrar and transfer agent.

4.27*	Credit and Guaranty Agreement dated as of October 28, 2025, among Grupo Salud Auna México, S.A. de C.V., Hospital y Clinica OCA, S.A. de C.V., and Oncosalud S.A.C. as borrowers, the Registrant as guarantor, and the guarantors party thereto, Banco Citi México, S.A., Institución De Banca Múltiple, Grupo Financiero Citi México, División Fiduciaria, as administrative agent, International Finance Corporation, as parallel lender, and the lenders party thereto.

4.28*	Amendment to Credit and Guaranty Agreement dated as of October 31, 2025, among Grupo Salud Auna México, S.A. de C.V., Hospital y Clinica OCA, S.A. de C.V., and Oncosalud S.A.C. as borrowers, the Registrant as guarantor, and the guarantors party thereto, Banco Citi México, S.A., Institución De Banca Múltiple, Grupo Financiero Citi México, División Fiduciaria, as administrative agent, International Finance Corporation, as parallel lender, and the lenders party thereto.

4.29*	Loan Agreement dated as of October 28, 2025, among Grupo Salud Auna México, S.A. de C.V., Hospital y Clinica OCA, S.A. de C.V., and Oncosalud S.A.C. as borrowers, Banco Citi México, S.A., Institución De Banca Múltiple, Grupo Financiero Citi México, División Fiduciaria, as administrative agent, International Finance Corporation, as lender.

4.30*	Amendment to Loan Agreement dated as of October 30, 2025, among Grupo Salud Auna México, S.A. de C.V., Hospital y Clinica OCA, S.A. de C.V., and Oncosalud S.A.C. as borrowers, Banco Citi México, S.A., Institución De Banca Múltiple, Grupo Financiero Citi México, División Fiduciaria, as administrative agent, International Finance Corporation, as lender.

4.31*	Incremental Joinder Agreement dated as of December 17, 2025 to the Credit & Guaranty Agreement dated as of October 28, 2025, as amended and restated on October 31, 2025, among Grupo Salud Auna México, S.A. de C.V., Hospital y Clinica OCA, S.A. de C.V., and Oncosalud S.A.C. as borrowers, the Registrant as guarantor, and the guarantors party thereto, Banco Citi México, S.A., Institución De Banca Múltiple, Grupo Financiero Citi México, División Fiduciaria, as administrative agent, International Finance Corporation, as parallel lender, and the lenders party thereto, and Banco Interamericano de Finanzas S.A. and Scotiabank Perú S.A.A., as the incremental lenders.

4.32	English translation of Centro Ambulatorio Trecca PPP Agreement dated as of August 27, 2010 among Consorcio Trecca S.A.C. and the Social Health Insurance of Peru (incorporated herein by reference to Exhibit 10.03 to the Company’s Registration Statement on Form F-1 (File No. 333-249161 filed with the SEC on September 30, 2020)).

4.33	English translation of the First Addendum dated as of April 19, 2011 to the Centro Ambulatorio Trecca PPP Agreement (incorporated herein by reference to Exhibit 10.04 to the Company’s Registration Statement on Form F-1 (File No. 333-249161 filed with the SEC on September 30, 2020)).

4.34*	English translation of the Second Addendum dated as of February 16, 2026 to the Centro Ambulatorio Trecca PPP Agreement.

8.1*	List of the subsidiaries of the registrant.

11.1*	English translation of the Code of Ethics.

Exhibit No.	Exhibit

11.2	English translation of the Insider Trading Policies and Procedures (incorporated herein by reference to Exhibit 11.2 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on April 10, 2025).

12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.

12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.

13.1*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.

13.2*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.

15.1*	Consent of Emmerich, Córdova y Asociados S. Civil de R.L.

97.1	Clawback Policy (incorporated herein by reference to Exhibit 97.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on April 10, 2025).

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement annual report on its behalf.

AUNA S.A.

By:	/s/ Gisele Remy Ferrero
Name: Gisele Remy Ferrero
Title: Chief Financial Officer and Executive Vice President

Date: April 22, 2026

Auna S.A. and Subsidiaries
Consolidated Financial Statements
December 31, 2025
(Including Independent Auditors’ Report)

Report of Independent Registered Public
Accounting Firm
To the Stockholders and Board of Directors
Auna S.A.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Auna S.A. and subsidiaries (the “Company”) as of December 31, 2025, 2024 and 2023 the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IFRS Accounting Standards).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 22, 2026 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Evaluation of the recoverable amount of goodwill and long-lived assets
As discussed in Notes 3 and 12 to the consolidated financial statements, the carrying amount of goodwill as of December 31, 2025 was S/ 1,802,510 thousand, of which S/ 1,340,056 thousand, S/ 272,890 thousand and S/ 148,187 thousand related to Hospital y Clínica OCA S.A. de C.V. (the “Mexican CGU”), Oncomedica S.A.S. and Promotora Médica Las Américas S.A. (collectively, the “Colombian CGUs”), respectively. The Company performs goodwill impairment testing annually and whenever events or changes in circumstances indicate that the carrying value of a reporting unit likely exceeds its recoverable amount. The carrying amount of goodwill is compared to the recoverable amount, which is the greater of value in use and fair value less costs to sell. This process involves estimating the value in use of the cash-generating unit (CGU) using a discounted cash flow model.
We identified the evaluation of the goodwill impairment analysis for the Mexican CGU and Colombian CGUs as a critical audit matter. The estimation of value in use of the Mexican CGU and Colombia CGUs involved a high degree of complex auditor judgment. We performed a sensitivity analysis as a risk assessment procedure over the assumptions used to estimate the value in use and determined the EBITDA growth rates, the discount rates and the terminal value growth rates represented the significant assumptions. The EBITDA growth rate, the discount rate and the terminal value growth rate assumptions used to estimate the value in use amount of the CGUs were challenging to test as they represented subjective determinations of future market and economic conditions that were also sensitive to variation. Changes to those assumptions could have had a significant effect on the Company’s assessment of the carrying value of the goodwill. Additionally, the audit effort associated with this estimate required specialized skills and knowledge.
The following are the primary procedures we performed to address this critical audit matter. We compared the Company’s historical revenue forecasts for the Mexican CGU and the Columbian CGUs to actual results to assess the Company’s ability to accurately forecast.
We also involved a valuation professional with specialized skills and knowledge, who assisted in:

•	evaluating the method used and the mathematical accuracy of the discounted cash flow model.

•	evaluating the EBITDA growth rates by comparing it to peer companies’ analyst reports

•
evaluating the discount rates used by management in the valuation by comparing it against discount rate ranges that were independently developed using publicly available market data for comparable entities

•	evaluating the terminal value growth rates used in the valuation by comparing it to publicly available data for comparable entities

•
developing estimates of the Mexican and Colombian CGUs’ value in use based on the CGUs’ cash flow projections and independently developed EBITDA growth rates, discount rates and terminal value growth rates and comparing the results of our estimates to the Company’s estimates

We also evaluated the appropriateness of the related disclosures included in the consolidated financial statements.
/s/ Emmerich, Cordova y Asociados S. Civil de R.L.
We have served as the Company’s auditor since 2016.
Lima, Peru
April 22, 2026

Report of Independent Registered Public
Accounting Firm
To the Stockholders and Board of Directors
Auna S.A.:
Opinion on Internal Control Over Financial Reporting
We have audited Auna S.A. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weaknesses, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the years in the three year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated April 22, 2026 expressed an unqualified opinion on those consolidated financial statements.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment:

•
The Company’s information technology general controls (ITGCs) including segregation of duties, user access, and change management, within the Company´s information technology (IT) systems that support the Company’s financial reporting processes, were not fully designed, implemented and operating effectively.

•	The Company’s automated and manual process level controls across financial reporting processes were not fully designed, implemented and operating effectively.
These deficiencies were due to the Company not being fully prepared to fulfill SOX (Sarbanes-Oxley Act) requirements complicated by the pace of organic and inorganic growth and the diversity of the Company’s control processes and IT systems. The Company did not fully design controls responsive to risks of material misstatement, train personnel with respect to their ICFR (Internal Control over Financial Reporting) responsibilities and accountability, and complete all actions necessary to fully assess the effectiveness of internal control over financial reporting and to remediate identified control deficiencies.
The material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2025 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Emmerich, Cordova y Asociados S. Civil de R.L.
Lima, Peru
April 22, 2026

Auna S.A. and Subsidiaries
Consolidated Financial Statements
December 31, 2025

Auna S.A. and Subsidiaries
Consolidated Statement of Financial Position
As of December 31, 2025, 2024 and 2023

In thousands of soles	Note	2025	2024	2023
Assets
Current assets
Cash and cash equivalents	4	335,441	235,745	241,133
Trade accounts receivable	5	1,042,792	961,886	860,916
Other assets	6	258,511	253,283	222,728
Inventories	7	164,798	143,764	130,521
Derivative financial instruments	8	—	8,962	721
Other investments	9	30,237	100,228	93,132
Insurance contract assets	32	12,778	—	—

Total current assets		1,844,557	1,703,868	1,549,151

Non-current assets
Trade accounts receivable	5	486	571	420
Other assets	6	26,910	24,433	21,573
Investments in associates and joint venture	10	29,848	25,405	20,584
Property, furniture, and equipment	11	2,287,002	2,280,123	2,573,140
Intangible assets	12	2,704,351	2,656,888	3,129,187
Right-of-use assets	13	113,116	131,062	139,386
Investment properties		6,340	6,058	6,959
Derivative financial instruments	8	54,036	58,510	81,492
Deferred tax assets	14	230,716	193,520	167,371
Other investments	9	702	282	289

Total non-current assets		5,453,507	5,376,852	6,140,401

Total assets		7,298,064	7,080,720	7,689,552

In thousands of soles	Note	2025	2024	2023
Liabilities
Current liabilities
Loans and borrowings	15	316,339	654,233	385,300
Lease liabilities	13	29,282	32,459	31,867
Trade accounts payable	16	1,053,395	931,265	749,349
Other accounts payable	17	225,465	289,563	463,600
Provisions	18	10,161	12,246	19,074
Derivative financial instruments	8	22,903	15,273	—
Insurance contract liabilities	32	9,447	10,098	39,853
Deferred income		98	138	267

Total current liabilities		1,667,090	1,945,275	1,689,310

Non-current liabilities
Loans and borrowings	15	3,216,171	2,965,541	3,376,282
Lease liabilities	13	94,237	115,429	126,178
Trade accounts payable	16	1,450	2,741	3,906
Other accounts payable	17	221,940	73,150	221,132
Derivative financial instruments	8	39,647	27,097	—
Deferred tax liabilities	14	291,086	328,370	495,826
Deferred income		87	177	352

Total non-current liabilities		3,864,618	3,512,505	4,223,676

Total liabilities		5,531,708	5,457,780	5,912,986

Equity	19
Share capital		17,389	17,387	8,820
Share premium		1,209,715	1,208,586	—
Reserves		566,271	524,776	1,823,364
Retained losses		(192,615)	(273,533)	(366,899)

Equity attributable to the owner of the Company		1,600,760	1,477,216	1,465,285

Non-controlling interest		165,596	145,724	311,281

Total equity		1,766,356	1,622,940	1,776,566

Total liabilities and equity		7,298,064	7,080,720	7,689,552

The accompanying notes on pages F-9 to F-119 are an integral part of these consolidated financial statements.

Auna S.A. and Subsidiaries
Consolidated Statement of Profit or Loss and Other Comprehensive Income
For the years ended December 31, 2025, 2024 and 2023

In thousands of soles	Note	2025	2024	2023
Revenue
Insurance revenue	20	1,131,455	1,052,958	914,182
Healthcare services revenue	20	2,918,881	3,012,454	2,695,860
Sales of medicines	20	334,962	320,700	265,865

Total revenue from contracts with customers		4,385,298	4,386,112	3,875,907

Cost of sales and services	21	(2,721,585)	(2,660,819)	(2,440,561)

Gross profit		1,663,713	1,725,293	1,435,346

Selling expenses	21	(220,859)	(197,475)	(193,943)
Administrative expenses	21	(812,672)	(788,677)	(704,565)
Loss for impairment of trade receivables	5	(48,054)	(40,855)	(5,684)
Other expenses	23	—	(2,112)	(20,927)
Other income	22	43,164	87,586	50,113

Operating profit		625,292	783,760	560,340

Finance income	24	21,833	24,810	17,126
Finance income from exchange difference	24	193,004	—	75,852
Finance costs	24	(651,290)	(591,884)	(783,782)
Finance costs from exchange difference	24	—	(41,709)	—

Net finance cost		(436,453)	(608,783)	(690,804)

Share of profit of equity-accounted investees	10	10,414	8,800	6,290

Income (loss) before tax		199,253	183,777	(124,174)
Income tax expense	27	(88,353)	(59,819)	(90,170)

Profit (loss) for the year		110,900	123,958	(214,344)

Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss
Cash flow hedges		(292)	3,768	13,762
Foreign operations – Foreign currency translation differences		90,704	(409,746)	390,180
Remeasurements of defined benefit liability	17	(78)	1,523	(2,202)
Change in fair value of put liability		—	—	40,430
Other investments at FVOCI – net change in fair value		(1,147)	1,072	188
Equity-accounted investees – share of OCI	10	—	—	(42)
Income tax		248	(1,744)	(4,305)

Other comprehensive income (loss) for the year, net of tax		89,435	(405,127)	438,011

Total comprehensive income (loss) for the year		200,335	(281,169)	223,667

Income (loss) attributable to:
Owner of the Company		97,614	110,271	(253,921)
Non-controlling interest	19.G	13,286	13,687	39,577

		110,900	123,958	(214,344)

Total comprehensive income (loss) attributable to:
Owner of the Company		180,463	(276,855)	84,292
Non-controlling interest	19.G	19,872	(4,314)	139,375

		200,335	(281,169)	223,667

Earnings (loss) per share
Basic earnings per share	19 - 25	1.32	1.64	(5.78)
Diluted earnings per share	19 - 25	1.32	1.63	(5.78)

The accompanying notes on pages F-9 to F-119 are an integral part of these consolidated financial statements.

Auna S.A. and Subsidiaries
Consolidated Statement of Changes in Equity
For the years ended December 31, 2025, 2024 and 2023

		Equity attributable to the owner of the Company
In thousands of soles	Note	Share capital (note 19.A)	Share premium	Other capital reserve (note 19.B)	Translation reserve (note 19.C)	Cost of hedging reserve (note 19.D)	Hedging reserve (note 19.E)	Merger and other reserves (note 19.F)	Shared- based payment reserve (note 33)	Retained earnings (losses)	Total	Non- controlling interest (note19.G)	Total equity
Balances as of January 1, 2023		236,547	386,045	56,314	(190,389)	(15,133)	(16,756)	699,333	—	(90,982)	1,064,979	493,082	1,558,061

Loss for the year		—	—	—	—	—	—	—	—	(253,921)	(253,921)	39,577	(214,344)
Other comprehensive income for the year		—	—	—	302,095	28,839	(23,191)	30,470	—	—	338,213	99,798	438,011

Total comprehensive income for the year		—	—	—	302,095	28,839	(23,191)	30,470	—	(253,921)	84,292	139,375	223,667

Transfer to legal reserve		—	—	23,468	—	—	—	—	—	(23,468)	—	—	—
Changes of participation NCI in subsidiary	19.G	—	—	—	28,360	(7,284)	10,399	283,892	—	—	315,367	(315,367)	—
Contributions from non-controlling Shareholder		—	—	—	—	—	—	(1,016)	—	—	(1,016)	1,032	16
Shareholder’s downstream merger	19.A	(227,727)	(386,045)	—	—	—	—	613,963	—	(2,203)	(2,012)	—	(2,012)
Dividend distribution		—	—	—	—	—	—	—	—	—	—	(6,841)	(6,841)
Equity-settled share-based payment	33	—	—	—	—	—	—	—	—	3,675	3,675	—	3,675

Total transactions with the owners of the Company		(227,727)	(386,045)	23,468	28,360	(7,284)	10,399	896,839	—	(21,996)	316,014	(321,176)	(5,162)

Balances as of December 31, 2023		8,820	—	79,782	140,066	6,422	(29,548)	1,626,642	—	(366,899)	1,465,285	311,281	1,776,566

Balances as of January 1, 2024		8,820	—	79,782	140,066	6,422	(29,548)	1,626,642	—	(366,899)	1,465,285	311,281	1,776,566

Profit for the year		—	—	—	—	—	—	—	—	110,271	110,271	13,687	123,958
Other comprehensive loss for the year		—	—	—	(391,745)	8,970	(6,946)	2,595	—	—	(387,126)	(18,001)	(405,127)

Total comprehensive loss for the year		—	—	—	(391,745)	8,970	(6,946)	2,595	—	110,271	(276,855)	(4,314)	(281,169)

Issuance of common stock, net of issuance costs		1,112	1,204,913	—	—	—	—	—	—	—	1,206,025	—	1,206,025
Transfer to legal reserve		—	—	13,230	—	—	—	—	—	(13,230)	—	—	—
Capitalization of merger reserve		7,453	—	—	—	—	—	(7,453)	—	—	—	—	—
Reclassification of shared-based payment reserve		—	—	—	—	—	—	—	3,675	(3,675)	—	—	—
Changes of participation NCI in subsidiary								183			183	(183)	—
Issuance of shares		2	3,673	—	—	—	—	—	(3,675)	—	—	—	—
Acquisition of non-controlling interest	19.F	—	—	—	18,909	—	—	(1,076,628)	—	—	(1,057,719)	(159,910)	(1,217,629)
Derecognition of put liability		—	—	—	—	—	—	131,152	—	—	131,152	—	131,152
Dividend distribution		—	—	—	—	—	—	—	—	—	—	(1,150)	(1,150)
Equity-settled share-based payment	33	—	—	—	—	—	—	—	9,145	—	9,145	—	9,145

Total transactions with the owners of the Company		8,567	1,208,586	13,230	18,909	—	—	(952,746)	9,145	(16,905)	288,786	(161,243)	127,543

Balances as of December 31, 2024		17,387	1,208,586	93,012	(232,770)	15,392	(36,494)	676,491	9,145	(273,533)	1,477,216	145,724	1,622,940

Balances as of January 1, 2025		17,387	1,208,586	93,012	(232,770)	15,392	(36,494)	676,491	9,145	(273,533)	1,477,216	145,724	1,622,940

Profit for the year		—	—	—	—	—	—	—	—	97,614	97,614	13,286	110,900
Other comprehensive income (loss) for the year		—	—	—	84,118	(36,538)	36,494	(1,225)	—	—	82,849	6,586	89,435

Total comprehensive income (loss) for the year		—	—	—	84,118	(36,538)	36,494	(1,225)	—	97,614	180,463	19,872	200,335

Issuance of shares		2	1,129	—	—	—	—	—	(1,131)	—	—	—	—
Equity transaction for mandatory purchase of NCI	19.F	—	—	—	—	—	—	(68,111)	—	—	(68,111)	—	(68,111)
Transfer to legal reserve		—	—	16,696	—	—	—	—	—	(16,696)	—	—
Equity-settled share-based payment	33	—	—	—	—	—	—	—	11,192	—	11,192	—	11,192

Total transactions with the owners of the Company		2	1,129	16,696	—	—	—	(68,111)	10,061	(16,696)	(56,919)	—	(56,919)

Balances as of December 31, 2025		17,389	1,209,715	109,708	(148,652)	(21,146)	—	607,155	19,206	(192,615)	1,600,760	165,596	1,766,356

The accompanying notes on pages F-9 to F-119 are an integral part of these consolidated financial statements.

Auna S.A. and Subsidiaries
Consolidated Statement of Cash Flows
For the years ended December 31, 2025, 2024 and 2023

In thousands of soles	Note	2025	2024	2023
Cash flows from operating activities
Profit (loss) for the year		110,900	123,958	(214,344)
Adjustments for:
Depreciation	11	115,417	115,237	132,442
Depreciation of right-of-use assets	13	28,233	27,636	26,577
Amortization	12	78,781	76,273	76,731
Change in fair value of investment property	22	(106)	(161)	(116)
Impairment (reversal) of inventories		668	419	(1,927)
Equity-settled share-based payment transactions		11,192	9,145	3,675
Gain (loss) on disposal of property, furniture, and equipment	11	(512)	4,491	(696)
Gain (loss) on disposal of right-of-use assets net of leases	13	(20)	79	743
Loss on disposal of intangibles	12	147	1,117	477
Other expenses for derecognition of other assets	23	—	2,112	—
Other expenses for changes in contingent consideration	23	—	—	20,927
Other income for reversal of contingent consideration	22	—	—	(4,095)
Other income for reversal of others accounts payable to former shareholders	22	—	(46,613)	—
Loss for impairment of trade receivables	5	48,054	40,855	5,684
Share of profit of equity-accounted investees	10	(10,414)	(8,800)	(6,290)
Provisions	18	1,344	1,001	1,176
Finance income	24	(214,837)	(24,810)	(92,978)
Finance costs	24	651,290	633,593	783,782
Income tax expense	27	88,353	59,819	90,170
Net changes in assets and liabilities
Trade accounts receivable and other assets		(81,630)	(343,151)	(316,000)
Inventories		(17,849)	(25,853)	(30,107)
Trade accounts payable and other accounts payable		64,604	229,751	183,740
Provisions and employee benefits	18	(3,716)	(5,718)	(4,328)
Insurance contract liabilities		(13,465)	(28,602)	25,068

Cash generated from operating activities		856,434	841,778	680,311

Income tax paid		(209,005)	(194,322)	(114,726)
Interest received		15,074	21,042	16,828

Net cash from operating activities		662,503	668,498	582,413

Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired	1.C	—	—	(59,994)
Payment for accounts payable to former shareholder	1.C	(21,145)	(30,011)	(1,368)
Purchase of properties, furniture, and equipment	11	(86,010)	(90,857)	(116,248)
Purchase of intangibles	12	(58,671)	(50,991)	(48,917)
Dividends from equity-accounted investees	10	3,378	3,311	1,439
Other assets (Trust funds)	1.C.	—	—	94,539
Purchase of other investments, net of sales		75,685	(21,312)	(22,246)
Proceeds from sale of property, furniture, and equipment		6,508	213	4,194
Payment for contingent consideration		—	(47,174)	(36,143)
Proceeds from (payment in advance for) purchase of shares		—	—	11,592

Net cash used in investing activities		(80,255)	(236,821)	(173,152)

Cash flows from financing activities
Proceeds from issuance of common stock in initial public offering, net of issuance costs	15	—	1,267,794	—
Payments of initial public offering costs	15	—	(15,908)	—
Proceeds from loans and borrowings	15	4,097,522	1,239,486	4,871,380
Payment for loans and borrowings	15	(4,022,294)	(1,125,622)	(4,520,827)
Payment for lease liabilities	15	(43,851)	(45,593)	(42,530)
Penalty paid for debt prepayment	15	(81)	—	(53,285)
Payment for derivatives premiums	15	(22,804)	(50,705)	(51,141)
Payment for costs of extinguishment of debt	15	(64,818)	(16,607)	—
Interest paid	15	(408,268)	(450,982)	(566,774)
Proceeds from settlement of derivatives - interest rate swaps		(22,504)	(1,202)	—
Dividends paid	19.G	—	(1,150)	(6,841)
Contributions from non-controlling shareholders	15 & 19	—	—	16
Acquisition of non-controlling interest	19.F	—	(1,217,629)	—

Net cash used in financing activities		(487,098)	(418,118)	(370,002)

Net increase in cash and cash equivalents		95,150	13,559	39,259
Cash and cash equivalents at January 1		235,745	241,133	208,694
Effect of movements in exchange rates on cash held		4,546	(18,947)	(6,820)

Cash and cash equivalents at December 31		335,441	235,745	241,133

Transactions not representing cash flows
Assets acquired through finance lease and other financing	13	14,737	26,826	17,892
Assets acquired from suppliers in installments	11	18,365	10,060	16,834

The accompanying notes on pages F-9 to F-119 are an integral part of these consolidated financial statements.

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

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
The Company’s registered office is 6, rue Jean Monnet,
L-2180
Luxembourg, Grand Duchy of Luxembourg. The Company and its subsidiaries together are also referred to in these consolidated financial statements as the “Group”. The Group is a healthcare service provider primarily focused on services that provide cancer treatment through its subsidiary Oncosalud S.A.C., inpatient hospitals, outpatient care centers and specialized medical centers in Peru. Since the end of 2018 it has operated in Colombia through Promotora Médica Las Américas S.A. (hereinafter “PMLA”); since September 1, 2020 through Clínica Portoazul; and since April 21, 2022 through Oncomedica S.A.S. In February 2022, the Group established a holding company in Mexico, named Grupo Salud Auna Mexico, S.A. de C.V. (hereinafter “Auna Mexico”), focused on healthcare investments. On October 5, 2022, the Group through Auna Mexico acquired Hospital y Clínica OCA, S.A. de C.V., and on February 1, 2023 it acquired Dentegra Seguros Dentales, S.A. which, as of September 5, 2025 changed its name to “Auna Seguros, S.A.”. (hereinafter “Auna Seguros”). The structure of the Group is detailed in note 28.
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

B.	Approval of the consolidated financial statements
The consolidated financial statements as of December 31, 2025, 2024 and 2023 were approved for issuance by the Board of Directors on April 22, 2026.

C.	Acquisition of subsidiaries

Auna	Seguros, S.A. (before Dentegra Seguros Dentales, S.A.)
On February 1, 2023, the Company acquired Dentegra Seguros Dentales, S.A. which, as of September 5, 2025 changed its name to “Auna Seguros, S.A.”. (hereinafter “Auna Seguros”).
On September 3, 2021, the Company signed a share purchase agreement (hereinafter the “SPA”) with the shareholders of Auna Seguros for the acquisition of 100% of shares, obtaining control over the entity. The transaction closing date was on February 1, 2023.

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

Auna Seguros specializes in providing dental and vision insurance in Mexico. The entity’s registered office is in Mexico City. The acquisition is expected to provide the Group with a presence in the insurance market in Mexico.
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

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

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
Trademark
“Dentegra Seguros Dentales, S.A.” is trademark of the acquired entity, for which a right to use the trademark was signed. This brand has a local presence and offers a broad portfolio of dental and vision insurance services. Of the three main approaches of value (income, market and cost) and the methods that include these approaches, the Group considered the relief from royalty (RFR) method within the income approach as the most appropriate to assess the value of the brand.

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
December 31, 2025, 2024 and 2023

D.	Regulatory agency for private healthcare services
Oncosalud S.A.C. is an indirect subsidiary of the Company. It is supervised by the Superintendencia Nacional de Salud - SUSALUD (Peruvian Board of Health). SUSALUD authorizes, regulates and supervises the operations of entities that provide healthcare services.
In the case of PMLA, Clínica Portoazul and Oncomedica S.A.S. are regulated by the Superintendencia Nacional de Salud - Supersalud (Colombian Board of Health), an agency that authorizes, regulates and supervises the operation of entities providing healthcare services.
Also, since February 1, 2023, Auna Seguros, S.A. is a subsidiary of the Company, which is supervised by the Comisión Nacional de Seguros y Fianzas – CNSF (Mexican Commission of Insurers). CNSF authorizes, regulates and supervises the operations of entities that provide insurers services.

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
The consolidated financial statements have been prepared on the historical cost principle, based on the accounting records maintained by the Group, except for the derivative financial instruments, other investments, investment properties and liability for purchase of non-controlling
interest which have been measured at fair value.

C.	Functional and presentation currency
These consolidated financial statements are presented in Soles (S/), which is the Company’s functional currency. All amounts have been rounded to the nearest thousand, unless otherwise indicated. The functional currency of the subsidiaries domiciled in Peru is S/ (Soles), the subsidiaries domiciled in Colombia is COP (Colombian Pesos) and the subsidiaries domiciled in Mexico is MXN (Mexican Pesos).

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
December 31, 2025, 2024 and 2023

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
Information about assumptions and estimation uncertainties at December 31, 2025 that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next financial year is included in the following notes:

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
December 31, 2025, 2024 and 2023

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
December 31, 2025, 2024 and 2023

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
December 31, 2025, 2024 and 2023

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
December 31, 2025, 2024 and 2023

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
December 31, 2025, 2024 and 2023

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
December 31, 2025, 2024 and 2023

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
December 31, 2025, 2024 and 2023

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
December 31, 2025, 2024 and 2023

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
December 31, 2025, 2024 and 2023

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
Acquired trademark
The trademarks are “Oncogenomics“ in Peru, “Clínica Portoazul”, “Las Américas” and “IMAT” in Colombia and, “OCA”, “Doctors”, “Cuauhtémoc” and “Dentegra” (note 1.C) in Mexico, which were identified in the acquisitions. The trademarks with presence in Mexico and Colombia offer a broad portfolio of healthcare services to their patients through the different entities under which OCA Hospital, Clínica Portoazul and PMLA operate and the trademarks with presence in Peru offer a broad portfolio of clinical laboratory services to their patients through the laboratory Oncogenomics. The estimated market value was determined using the relief-from-royalty method. Management evaluated its recognition and growth in the Peruvian, Colombian and Mexican market, and assessed that they have an indefinite useful life.
Customer relationship
It includes the estimated market value of the contracts with insures for cardiology services and client services identified as a result of the acquisition of Hospital y Clínica OCA S.A. de C.V. , Patología Oncológica S.A.C., Oncogenomics S.A.C. and Promotora Médica las Américas. The estimated useful life is 8 years for Hospital y Clínica OCA, S.A. de C.V., 18 years for
Patología Oncológica
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
December 31, 2025, 2024 and 2023

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
December 31, 2025, 2024 and 2023

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
The Group recognizes a financial asset to the extent that it has an unconditional contractual right to receive cash or another financial asset from, or at the direction of, the grantor for the construction services. This right arises where the grantor has little or no discretion to avoid payment, usually because the agreement is enforceable by law. In the event that the fair value of the construction services provided exceeds the fair value of the recognized financial asset, the difference will be recognized as an intangible asset (note 6.g).
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
December 31, 2025, 2024 and 2023

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
December 31, 2025, 2024 and 2023

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
Past service costs are recognized immediately in the consolidated statement of profit or loss and other comprehensive income.
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
December 31, 2025, 2024 and 2023

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
December 31, 2025, 2024 and 2023

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
December 31, 2025, 2024 and 2023

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
December 31, 2025, 2024 and 2023

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
December 31, 2025, 2024 and 2023

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
In 2018, the Group approved the Dividends Policy, which establishes the distribution of the available profits, up to S/ 10,000 thousand per year. The General Shareholders Meeting will determine the distribution of dividends and the respective payment schedule. During the year 2025, 2024 and 2023, the Group did not distribute dividends.
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
December 31, 2025, 2024 and 2023

i.	Revenue recognition from oncologic healthcare plans
Revenues arising from oncologic healthcare plans include payments from individuals and corporate clients. The Group has 14 oncologic healthcare plans. Revenue is recognized over time in which the related plan participants are entitled to healthcare services. All oncologic healthcare plans have a one-year
duration and are automatically renewed, unless terminated by either party. The portion of the payment received that relates to unexpired risks at the base date are recognized in the “unearned premiums reserve” in the consolidated statement of financial position. The obligation of the Company is to provide health coverage from the moment the client is diagnosed with cancer, and in turn, the client has the right to receive the treatment according to the conditions and duration of the contract.

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
Contracts related to healthcare services include a variable consideration for which the Group estimates the amount of consideration to which it will be entitled in exchange for transferring the goods and services to the insurance payers. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved. The variable consideration is only related to price concession provided to insurance payers after healthcare services have been provided. The Group uses the expected value method to estimate the variable consideration given the large number of insurance payers that have similar characteristics and based on statistics of historical percentages of the issued credit notes (price concession). The Group then applies the requirements on constraining estimates of variable consideration in order to determine the amount of variable consideration that can be included in the transaction price and recognized as revenue. For the year ended December 31, 2025, the variable consideration recorded by our healthcare services subsidiaries amounted to S/ 25,600 thousand (S/ 22,433 thousand and S/ 11,382 thousand as of December 31, 2024 and 2023, respectively) and is recorded in the Healthcare services revenue line item in the consolidated statement of profit or loss and other comprehensive income.

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
December 31, 2025, 2024 and 2023

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
December 31, 2025, 2024 and 2023

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
non-controlling
interest.

X.	Written Put and Call Options in Business Combinations and Forward Purchase Agreements
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
December 31, 2025, 2024 and 2023

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
Subsequent to initial recognition of the liability using the present-access method:

•
For written put options over non-controlling shareholders, the Group chooses an accounting policy to be applied consistently, to recognize changes in the carrying amount of the liability within profit or loss or equity. Subsequent changes in the carrying amount of the liability are recognized in equity.

•	For forward purchase agreements over non-controlling shareholders, changes in the carrying amount of the liability are recognized in profit or loss.

Y.	Share-based payments
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

Z.	IFRS’ new amendments of mandatory application as of the periods beginning on January 1, 2025
The following amendments to IFRS are required to be applied for annual periods beginning on
January 1, 2025:

Effective date	New standards or amendments
January 1, 2025	• Lack of Exchangeability – Amendments to IAS 21
The Group adopted these amendments, not generating significant impacts on the consolidated financial statements as of December 31, 2025.

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

AA. Standards issued but not yet effective
The following accounting pronouncements issued are applicable to annual periods beginning after January 1, 2025, and have not been applied in the preparation of these financial statements. The Company plans to adopt the corresponding accounting pronouncements on their respective dates of application.

Effective date	New standards or amendments
January 1, 2026
•
Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7

•
Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7

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

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

The Group is evaluating these standards, since it is not obliged to adopt it. These sustainability standards have not yet been approved in the countries where the Company and its subsidiaries are domiciled.

4.	Cash and Cash Equivalents
As of December 31, this caption includes the following:

In thousands of soles	2025	2024	2023
Checking accounts (a)	274,452	217,824	226,147
Term deposits (b)	32,450	17,545	14,346
Cash funds	507	376	640
3-month deposit (cash equivalent) (c)	28,032	—	—

	335,441	235,745	241,133

(a)
As of December 31, 2025, checking accounts are held at local and foreign banks in local and foreign currency amounting to S/ 129,389 thousand and an equivalent of S/ 145,063 thousand, respectively (S/ 91,903 thousand and an equivalent of S/ 125,921 thousand as of December 31, 2024, and S/ 80,163 thousand and an equivalent of S/ 145,984 thousand as of December 31, 2023).

(b)
As of December 31, 2025, it includes overnight term deposits held at local and foreign banks in local and foreign currency amounting for S/ 5,174 thousand and equivalent to S/ 27,276 thousand respectively. These deposits were held in local and foreign financial entities, earned interest at market rates, and matured at the beginning of the first quarter of 2026 (S/ 2,615 thousand and equivalent to S/ 14,930 thousand as of December 31, 2024 with maturity at the beginning of February 2025 and S/ 1,253 thousand and equivalent to S/ 13,093 thousand as of December 31, 2023 with maturity at the beginning of February 2024).

(c)	As of December 31, 2025 the cash equivalents are short-term, highly liquid investments, with original maturities of three months or less.
The quality of the financial institutions where the Group deposits its cash has been rated as follows:

•	In accordance with the information provided by Apoyo y Asociados Internacionales S.A.C., an international rating agency (applicable to Peruvian financial entities):

In thousands of soles	2025	2024	2023
Bank deposits and accounts
A+	116,098	125,939	90,914
A-	381	268	3,128
A	23,635	3,072	9,667

	140,114	129,279	103,709

•	In accordance with the information provided by an international rating agency (applicable to Colombian financial entities):

In thousands of soles	2025	2024	2023
Bank deposits and accounts
AAA	84,824	58,011	109,647
AA+	11	10	11
AA-	—	—	5

	84,835	58,021	109,663

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

•	In accordance with the information provided by an international rating agency (applicable to Mexican financial entities):

In thousands of soles	2025	2024	2023
Bank deposits and accounts
A+	7,037	—	—
AAA	309	25,420	15,426
A	—	43	43
AA	—	2,367	2,083
BBB	13,116	—	9
BBB+	60,780	676	5,229
BBB-	8	3,027	1,036

	81,250	31,533	23,826

•	In accordance with the information provided by an international rating agency (applicable to Luxembourg financial entities):

In thousands of soles	2025	2024	2023
Bank deposits and accounts
A+	38	48	1,351
AA	—	16,488	—
AAA	665	—	1,944

	703	16,536	3,295

5.	Trade Accounts Receivable
As of December 31, this caption includes the following:

In thousands of soles	Note	2025	2024	2023
Trade accounts receivable		1,163,535	1,041,330	904,997
Trade accounts receivable from related parties	31	3,586	3,191	1,637

		1,167,121	1,044,521	906,634

Less: Loss for impairment of trade receivables		(123,843)	(82,064)	(45,298)

		1,043,278	962,457	861,336

Current		1,042,792	961,886	860,916

Non-current		486	571	420

Trade accounts receivable have current maturity, do not bear interest and do not have specific guarantees. Trade accounts receivable included the unbilled amount for S/ 241,955 thousand (S/ 152,937 thousand as December 31, 2024 and S/ 161,651 thousand as of December 31, 2023). These amounts will become billable within the first quarter of the next annual period.
As of December 31, 2025, 2024 and 2023, the
non-current
portion corresponds to receivables agreements with individual customers related to healthcare services, mainly with maturities between 24 and 36 months, and do not have specific guarantees.
The impairment estimate of trade accounts receivable is included in the “Loss for impairment of trade receivables” item in the consolidated statement of profit or loss and other comprehensive income. Amounts charged to results of the impairment period are generally written off when there is no expectation of cash recovery.

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

Disaggregation of trade accounts receivable
This caption includes the following:

In thousands of soles	2025	2024	2023
Healthcare services	1,043,278	962,457	861,336

	1,043,278	962,457	861,336

By primary geographical markets
2025

In thousands of soles	Peru	Colombia	México	Total
Healthcare services	236,005	667,280	139,993	1,043,278

	236,005	667,280	139,993	1,043,278

2024

In thousands of soles	Peru	Colombia	México	Total
Healthcare services	245,916	624,184	92,357	962,457

	245,916	624,184	92,357	962,457

2023

In thousands of soles	Peru	Colombia	México	Total
Healthcare services	167,963	567,672	125,701	861,336

	167,963	567,672	125,701	861,336

Transfer of accounts receivable
As of December 31, 2025, the Group maintain factoring agreements with Citibank del Perú S.A., Fideicomiso Santander and Fideicomiso Macrocapitales in order to have more liquidity. According to these agreements, the Group sold without recourse trade receivables for S/ 203,884 thousand (S/ 138,300 thousand as December 31, 2024 and S/ 153,767 thousand as December 31, 2023). These trade receivables have been derecognized from the consolidated statement of financial position, because the Group transferred substantially all of the risks and rewards.
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

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

The composition of accounts receivable by geographic region and aging as of December 31, 2025, 2024 and 2023 is as follows:
2025

In thousands of soles	Peru	Colombia	México	Total
Current (not past due)	147,220	258,282	62,991	468,493
1 - 90 days past due	58,242	155,953	61,738	275,933
91 - 180 days past due	19,389	83,390	14,420	117,199
181 - 360 days past due	21,586	95,217	4,179	120,982
More than 360 days past due	48,230	135,100	1,184	184,514

	294,667	727,942	144,512	1,167,121

2024

In thousands of soles	Peru	Colombia	México	Total
Current (not past due)	148,219	222,487	80,296	451,002
1 - 90 days past due	55,959	192,844	13,865	262,668
91 - 180 days past due	30,187	103,337	1,090	134,614
181 - 360 days past due	21,118	76,379	761	98,258
More than 360 days past due	30,233	67,225	521	97,979

	285,716	662,272	96,533	1,044,521

2023

In thousands of soles	Peru	Colombia	México	Total
Current (not past due)	109,854	247,064	93,005	449,923
1 - 90 days past due	37,908	186,323	30,853	255,084
91 - 180 days past due	13,511	44,738	1,563	59,812
181 - 360 days past due	11,401	62,419	944	74,764
More than 360 days past due	26,853	39,906	292	67,051

	199,527	580,450	126,657	906,634

The following table provides information about the exposure to credit risk and ECLs for trade receivables from corporate customers as of December 31, 2025, 2024 and 2023:
2025

In thousands of soles	Weighted- average loss rate	Gross carrying amount	Loss allowance
Current (not past due)	0.49%	452,713	2,199
1 - 90 days past due	2.46%	263,586	6,473
91 - 180 days past due	9.04%	112,881	10,202
181 - 360 days past due	14.70%	115,410	16,962
More than 360 days past due	41.00%	163,644	67,086

		1,108,234	102,922

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

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

The following table provides information about the exposure to credit risk and ECLs for trade receivables from individual customers as of December 31, 2025, 2024 and 2023:
2025

In thousands of soles	Weighted- average loss rate	Gross carrying amount	Loss allowance
Current (not past due)	1.17%	15,780	184
1 - 90 days past due	12.66%	12,347	1,563
91 - 180 days past due	34.97%	4,318	1,510
181 - 360 days past due	30.51%	5,572	1,700
More than 360 days past due	76.49%	20,870	15,964

		58,887	20,921

2024

In thousands of soles	Weighted- average loss rate	Gross carrying amount	Loss allowance
Current (not past due)	1.37%	14,237	195
1 - 90 days past due	7.22%	8,063	582
91 - 180 days past due	42.50%	2,135	907
181 - 360 days past due	36.56%	4,029	1,473
More than 360 days past due	78.51%	20,518	16,109

		48,982	19,266

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

2023

In thousands of soles	Weighted- average loss rate	Gross carrying amount	Loss allowance
Current (not past due)	2.95%	10,665	315
1 - 90 days past due	5.10%	3,844	196
91 - 180 days past due	11.76%	1,616	190
181 - 360 days past due	23.42%	3,237	758
More than 360 days past due	73.13%	16,568	12,116

		35,930	13,575

The annual movement of loss for impairment of trade accounts receivables is the following:

In thousands of soles	2025	2024	2023
Initial balance	82,064	45,298	38,589
Additions	50,158	42,413	6,979
Recovery	(2,104)	(1,558)	(1,295)
Write-off	(4,031)	(671)	(2,781)
Exchange difference	(2,244)	(3,418)	3,806

Final balance	123,843	82,064	45,298

6.	Other Assets
As of December 31, this caption includes the following:

In thousands of soles	2025	2024	2023
Tax credit from sales tax (VAT) (a)	89,902	140,615	87,187
Costs of anticipated equity transactions	—	—	29,957
Prepaid expenses (b)	12,759	11,500	8,810
Payments in advance of income tax (c)	114,006	64,891	66,572
Accounts receivables from credit cards	9,045	9,713	9,755
Claims to third parties (d)	2,423	2,712	1,715
Account receivable from former shareholders (e)	782	758	1,149
Guarantees furnished (f)	1,356	1,233	1,047
Taxes receivable	17,649	10,553	7,579
Loans to personnel	1,347	1,128	1,849
Prepayments	10,144	8,094	8,399
Others (g)	26,008	26,519	20,282

	285,421	277,716	244,301

Current	258,511	253,283	222,728

Non-current	26,910	24,433	21,573

(a)	As of December 31, 2025, 2024 and 2023, it includes the tax credit (net) of value added tax (VAT).
(b)	It corresponds to insurance paid in advance, annual licenses of software and the incremental cost of obtaining a contract with a supplier for selling oncological healthcare plans.
(c)	It corresponds to payments in advance of income tax, which will be offset with future income tax in the next fiscal year.
(d)
It includes a receivable for salaries of employees on leave that is to be refunded by the government for S/ 677 thousand for December 31, 2025 (S/ 793 thousand and S/ 1,199 thousand for December 31, 2024 and 2023, respectively).

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

(e)
As of December 31, 2025, 2024 and 2023, it corresponds to account receivables from former shareholders for tax and labor liabilities contingencies that were determined in the acquisition of Patología Oncológica for S/ 209 thousand.

As of December 31, 2025, 2024 and 2023, it includes the account receivables from former shareholders for medical liabilities contingencies that were determined in the acquisition of PMLA. In 2025, the amount of account receivables from former shareholders is S/ 573 thousand. (S/ 549 thousand and S/ 940 thousand for December 31, 2024 and 2023, respectively).

(f)	It corresponds to funds under restriction in financial institutions mainly for the compliance with debts and guarantees for real estate rentals.
(g)
It includes accounts receivable from Consorcio Trecca for S/ 17,131 thousand for December 31, 2025 (S/ 16,033 thousand and S/ 12,395 thousand for December 31, 2024 and 2023, respectively) which corresponds to preoperative activities defined in the concession arrangement, that represents a contractual right to receive cash and the accounts receivable is accumulated when the preoperative activities are incurred.

7.	Inventories
As of December 31, this caption includes the following:

In thousands of soles	2025	2024	2023
Medicines	120,812	100,398	101,970
Medical supplies	35,689	38,550	21,563
Supplies and packaging	8,297	4,816	6,988

	164,798	143,764	130,521

In 2025, 2024 and 2023, inventories of S/ 1,143,319 thousand, S/ 1,143,359 thousand and S/ 1,022,220 thousand, respectively, were recognized as an expense during these years and included in cost of sales and services.
As of December 31, 2025, and 2024 the Group has recognized an impairment of inventories for S/ 668 thousand, and S/ 419 thousand, respectively. As of December 31, 2023, the Group has recognized a reversal for impairment of inventories for S/ 1,927 thousand.

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

8.	Derivative Financial Instruments
Derivatives Foreign exchange operation agreements with deferred premium
As of December 31, 2025, 2024 and 2023, this caption includes the following:

In thousands of soles			Reference value	Maturity date	2025	2024	2023
Derivative assets mandatorily measured at FVTPL
Fx operation Agreement – Purchased Collar	(g	)	US$ 80,000	2024	—	—	721
Derivative assets mandatorily measured at FVOCI
Fx operation Agreement – Call Spread	(a	)	US$ 253,000	2029	36,785	38,849	—
Fx operation Agreement – Call Spread (Long Put)	(a	)	US$ 47,000	2025	—	(2,856)	—
Fx operation Agreement – Call Spread (Short Call)	(a	)	US$ 47,000	2025	—	7,825	—
Fx operation Agreements – Purchased Collar (Long Put)	(a	)	US$ 300,000	2025	—	—	(33,325)
Fx operation Agreements – Purchased Collar (Short Call)	(a	)	US$ 300,000	2025	—	—	50,870
Fx operation Agreement – Call Spread	(b	)	US$ 84,000	2029	9,589	—	—
Fx operation Agreement – Call Spread	(c	)	US$ 57,000	2032	7,662	—	—
Fx operation Agreement – Call Spread	(d	)	US$ 55,500	2026	—	4,828	6,464
Fx operation Agreement – Call Spread	(e	)	US$ 2,082	2028	—	205	254
Fx operation Agreement – Call Spread	(e	)	US$ 50,918	2028	—	5,534	6,205
Fx operation Agreement – Purchased Collar	(c	)	US$ 396,500	2028	—	—	51,024
Fx operation Agreement – Single Call	(f	)	US$ 30,000	2028	—	6,337	—
Interest Rate Swap – TIIE	(h	)	MXN 1,705,351	2028	—	6,750	—

					54,036	67,472	82,213

Current					—	8,962	721

Non-current					54,036	58,510	81,492

Derivative liabilities mandatorily measured at FVOCI
Interest Rate Swap – TIIE	(h	)	MXN 1,590,240	2030	8,996	—	—
Interest Rate Swap – TIIE	(h	)	MXN 3,180,000	2030	53,554	—	—
Interest Rate Swap – TIIE	(h	)	MXN 3,410,702	2028	—	38,471	—
Interest Rate Swap – SOFR	(h	)	US$ 77,500	2028	—	3,899	—

					62,550	42,370	—

Current					22,903	15,273	—

Non-current					39,647	27,097	—

Fx: Foreign exchange

(a)
On December 18, 2023, new senior notes maturing in 2029 were issued in exchange for a part of the previous senior notes that were canceled in the exchange (note 15.A), and this derivate instrument was designated as a hedge to cover both senior notes up to the reference value.

On March 22, 2024, the Group signed a novation of the US$ 253,000 thousand notional portion of the “Purchased Collar” structure was carried out to Deutsche Bank (originally Citibank) and then on the same date this nominal portion was modified to replace it with a “Call Spread” structure as a continuation of the current hedging strategy.
On December 18, 2024, the Group issued new senior notes maturing in 2029 in order to prepay the senior notes outstanding which had a maturity in 2025 and the derivative instrument of US$ 47,000 thousand was designated as a hedge to cover these senior notes up to their reference value.

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

On March 7, 2025, the Group signed a new call spread with JP Morgan of the US$ 253,000 thousand notional portion. These new instruments cover the exchange fluctuations ranging from S/ 3.713 to S/ 3.756 per US$ 1.
On November 17, 2025, the Group signed a new call spread agreement with JP Morgan for US$ 253,000 thousand which had a maturity in 2032, which replaced the derivatives for
US$ 47,000 thousand (novated and unwound). This derivative instrument is designated as a hedge to cover the new senior notes issued on November 6, 2025. This instruments cover the exchange fluctuations ranging from S/ 3.400 to S/ 3.713 per US$ 1.
On December 10, 2025, the Group signed a novation of the US$ 253,000 thousand notional portion of the “Call Spread” structure was carried out to JP Morgan (originally Deutsche Bank and JP Morgan) which had a maturity in 2032. This derivative instrument is designated as a hedge to cover the new senior notes issued on November 6, 2025. These new instruments cover the exchange fluctuations ranging from S/ 3.713 to S/ 3.830 per US$ 1.

(b)
On December 11, 2025, the Group signed a new call spread with Santander of the US$ 84,000 thousand notional portion which had a maturity in 2029. This derivative instrument is designated as a hedge to cover the new senior notes issued on November 6, 2025. These new instruments cover the exchange fluctuations ranging from S/ 3.400 to S/ 3.800 per US$ 1.

(c)
On December 11, 2025, the Group signed a new call spread with Santander of the US$ 57,000 thousand notional portion which had a maturity in 2032. This derivative instrument is designated as a hedge to cover the new senior notes issued on November 6, 2025. These new instruments cover the exchange fluctuations ranging from S/ 3.400 to S/ 3.830 per US$ 1.

(d)
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

(e)
On June 1, 2023, the Group signed foreign exchange options which included a Call spread agreement with Citibank for US$ 53,000 thousand (US$ 50,918 thousand and US$
2,082
thousand). It covered 100% of the loan agreement. Subsequently, this loan was paid in December 2023, and this derivative instrument was designated as a hedge to cover the new term loan signed on December 18, 2023, and for the no hedged item it had an effect on results that was recorded in finance cost. These instruments cover the exchange fluctuations ranging from S/ 3.8575 to S/ 4.30 per US$ 1.

On January 23, 2025, the Group signed foreign exchange options which included a Call spread agreement with Citibank for US$ 108,500 thousand which replaced the derivatives for US$ 55,500 thousand, US$ 2,082 thousand and US$ 50,918 thousand. This derivative instrument was designated as a hedge to cover the new term loan signed on December 18, 2023. These instruments cover the exchange fluctuations ranging from S/ 3.713 to S/ 4.20 per US$ 1.

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

On December 11, 2025, the Group signed a new call spread agreement with Santander for US$ 84,000 thousand and $57,000 thousand which replaced the derivatives for US$ 108,500 thousand (novated and unwound).

(f)
On May 5, 2023, the Group, through its subsidiary Grupo Salud Auna Mexico, signed foreign exchange options which included a Single call agreement with Santander Bank for US$ 396,500 thousand. It covered 100% of the term loan. Subsequently, this loan was paid on December 2023 and this derivate instrument was designated as a hedge to cover a part of the new term loan signed on December 18, 2023, and for the no hedged item it had an effect on results that was recorded in finance cost. On March 19, 2024, the Company restructured its debt as a result of a syndication process. As a consequence, the notional in US dollars exposed to exchange rate risk has decreased to US$ 30,000 thousand and for the no hedged item it had an effect on results that was recorded in finance cost. On April 25, 2024, the Group signed a novation for a portion of US$ 366,500 thousand of the original structure to HSBC Bank, and then on the same date that portion was unwinded. As result, a notional amount of US$ 30,000 thousand was maintained with Santander Bank. This instrument covers the exchange fluctuations greater than MXN 22.50 per US$ 1.

On December 4, 2025, the Group executed the unwind the notional amount of US$ 30,000 thousand with Santander Bank. This decision was motivated by the restructuring of the debt profile of the Group.

(g)
On July 21, 2023, the Group, through its subsidiary Auna Colombia S.A.S., signed foreign exchange options which included a Single Call agreement with Citibank N.A. for US$ 80,000 thousand. These instruments cover the exchange fluctuations greater than COP 6,000 per US$ 1. As of September 30, 2024 this derivative has finished.

(h)
In April 2024, the Group signed new interest rate swap agreements to cover the interest rate fluctuation related to the new term loan signed December 18, 2023. The amount covered was MXN 3,410,703 thousand and US$ 77,500 thousand and such instrument fixed an interest rate of 11.80% and 4.51% respectively for the entire period of the derivative.

On December 4, 2025, the Group executed the unwind of the interest rate swap of US$ 77,500 which set the interest rate of
4.51
%. This decision was motivated by the restructuring of the debt profile of the Group.
In September 2024, the Group signed new interest rate swap agreements to cover the interest rate fluctuation related to the new term loan signed December 18, 2023. The amount covered was MXN 1,705,351 thousand and such instrument fixed an interest rate of
8.81
% for the entire period of the derivative.
On November 6, 2025, the Group entered into a new interest rate swap agreement to cover the interest rate fluctuation related to the new term loan signed October 31, 2025. The amount covered was MXN 1,590,240 thousand and such instrument fixed an interest rate of
8.52
% for the entire period of the derivative, which replaced the interest rate swap for MXN 1,705,351 thousand.
On December 19, 2025, the Group entered into a new interest rate swap agreement to cover the interest rate fluctuation related to the new term loan signed October 31, 2025
.
 The amount covered was MXN 3,180,000 thousand and such instrument fixed an interest rate of 10.43% for the entire period of the derivative, which replaced the interest rate swap for MXN 3,410,703 thousand.

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

As of December 31, 2025, there are outstanding premiums payable for S/ 145,115 thousand (S/ 85,849 thousand as of December 31, 2024 and S/ 157,896 thousand as of December 31, 2023), which were included in Other Accounts Payable (note 17.b). The liabilities were incurred in connection with Call spread and Single Call agreements.
The effect of fair value of these derivative financial instruments, net of tax recognized in the consolidated other comprehensive income for the year ended December 31, 2025, was a loss for S/ 80,597 thousand (loss of S/ 16,140 thousand and of S/ 75,423 thousand for the year ended December 31, 2024 and 2023, respectively).
During the year 2025, the effect reclassified from other comprehensive income to profit or loss as higher exchange difference was S/ 22,244 thousand and from other comprehensive income to profit or loss as finance cost was S/ 18,268 thousand (note 24), and neither includes S/ 10,140 thousand of tax.
As of December 31,2025, the net effect of derecognizing the Call spread and Single Call agreements to S/ 29,308 thousand and is recorded in the hedge reserve item of the consolidated statement of changes in equity, corresponding to S/ 39,098 thousand recognized in the financial cost as a lower value and S/ 9,790 thousand recognized in the caption of tax of the consolidated statement of comprehensive income.
As of December 31,2025, the net effect of derecognizing the interest rate swap agreement to S/ 20,871 thousand and is recorded in the hedge reserve item of the consolidated statement of changes in equity, corresponding to S/ 29,375 thousand recognized in the financial cost as a lower value and S/ 8,504 thousand recognized in the caption of tax of the consolidated statement of comprehensive income.
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

9.	Other Investments
As of December 31, this caption includes the following:

In thousands of soles	2025	2024	2023
Current investments
Sovereign debt securities - at FVOCI	30,237	100,228	93,132

	30,237	100,228	93,132

Non-current investments
Sovereign debt securities - at FVOCI	702	282	289

	702	282	289

As of December 2025, and 2024, and 2023 sovereign debt securities at FVOCI earned interest rates between 3.86% - 10.74%, and 2.4% - 12.6%, and 6.0% - 11.5%, respectively.

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

10.	Investments in Associates and Joint Venture
As of December 31, this caption includes the following:

In thousands of soles	Percentage ownership interest	2025	2024	2023
Associates
Ciclotrón Colombia S.A.S. (a)	32.50	15,524	12,170	10,347
Ciclotrón Perú S.A. (c)	49.00	7,624	7,792	5,655
Joint Venture
Pet CT Perú S.A. (b)	50.00	6,700	5,443	4,582

		29,848	25,405	20,584

(a)
It is dedicated to the production and commercialization of radiopharmaceuticals used for diagnostic images of PET (positron emission tomography) and scintigraphy and its fiscal address is Calle 30 N 46 - 25 Medellín – Colombia.

(b)	It is dedicated to providing medical diagnostic imaging services and cancer treatment, using PET / CT molecular imaging technology.
(c)	It is dedicated to the production of radiopharmaceuticals used for diagnostic images of PET (positron emission tomography).
The Group has recognized the following amounts in the consolidated statement of profit or loss and other comprehensive income:

In thousands of soles	2025	2024	2023
Profit
Associate
Ciclotrón Colombia S.A.S.	7,136	5,495	4,063
Ciclotrón Perú S.A.	1,469	2,444	1,497
Joint Venture
Pet CT Perú S.A.	1,809	861	730

	10,414	8,800	6,290

Other comprehensive income
Associate
Ciclotrón Colombia S.A.S.	—	—	(42)

The interest of the Group in the profit or loss, assets, and liabilities of its associate and joint venture is the following:

In thousands of soles	Assets	Liabilities	Income	Expenses	Interest (%)
As of December 31, 2025
Ciclotrón Perú S.A.	17,527	2,321	13,232	9,992	49.0
Pet CT Perú S.A.	18,233	3,842	21,774	18,623	50.0
Ciclotrón Colombia S.A.S.	56,060	12,868	63,082	41,124	32.5

As of December 31, 2024
Ciclotrón Perú S.A.	16,656	5,910	18,389	12,894	49.0
Pet CT Perú S.A.	18,473	6,820	19,142	15,843	50.0
Ciclotrón Colombia S.A.S.	41,849	17,825	43,350	30,503	32.5

As of December 31, 2023
Ciclotrón Perú S.A.	15,326	4,493	11,171	8,177	49.0
Pet CT Perú S.A.	15,467	4,348	17,101	14,671	50.0
Ciclotrón Colombia S.A.S.	46,897	19,975	42,181	29,680	32.5

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

The annual movement of investments in the associate and joint venture during the year includes:

In thousands of soles	2025	2024	2023
As of January 1	25,405	20,584	13,096
Group’s share in profit or loss	10,414	8,800	6,290
Group’s share in other comprehensive income	—	—	(42)
Collection of dividends	(6,488)	(2,709)	(157)
Exchange difference	517	(1,270)	1,397

As of December 31	29,848	25,405	20,584

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

11.	Property, Furniture and Equipment
The movement of property, furniture and equipment and the respective accumulated depreciation for the years ended December 31, 2025, 2024 and 2023 is as follows:

In thousands of soles	Note	Land (a)	Buildings and facilities (a)	Medical equipment and others (a)	Vehicles	Furniture and fixture	Works in progress (b)	Total
Cost
Balances as of January 1, 2023		359,135	1,791,937	447,666	1,180	28,091	24,200	2,652,209
Additions		—	24,634	46,207	819	6,240	45,111	123,011
Business combination balances	1.C.	—	—	185	104	69	—	358
Reclassifications to intangible assets		—	—	11	—	—	(1,344)	(1,333)
Reclassifications from right-of-use asset (c)		—	—	8,169	126	—	—	8,295
Transfers		—	15,708	(80)	(4)	59	(15,683)	—
Write-off (e)		—	(118)	(7,480)	(111)	(198)	—	(7,907)
Disposals		(1,127)	(75)	(127)	(342)	(353)	—	(2,024)
Exchange difference		36,637	199,388	45,777	2	3,236	2,567	287,607

Balances as of December 31, 2023		394,645	2,031,474	540,328	1,774	37,144	54,851	3,060,216

Balances as of January 1, 2024		394,645	2,031,474	540,329	1,774	37,144	54,850	3,060,216
Additions (a)		—	21,705	51,124	153	2,588	23,839	99,409
Reclassifications from intangible assets		—	—	63	—	—	—	63
Reclassifications from right-of-use asset (c)		—	—	6,515	—	—	—	6,515
Transfers		—	7,208	18,292	—	2,785	(28,285)	—
Write-off (e)		—	(262)	(8,913)	—	(493)	(17)	(9,685)
Disposals		—	—	(1)	(195)	(18)	—	(214)
Exchange difference		(38,121)	(219,597)	(44,603)	(72)	(3,522)	(3,892)	(309,807)

Balances as of December 31, 2024		356,524	1,840,528	562,806	1,660	38,484	46,495	2,846,497

Balances as of January 1, 2025		356,524	1,840,528	562,806	1,660	38,484	46,495	2,846,497
Additions (a)		—	14,702	40,144	—	2,484	13,714	71,044
Reclassifications to intangible assets		—	—	(8)	—	—	—	(8)
Reclassifications from right-of-use asset (c)		—	—	16,423	837	28	—	17,288
Transfers		—	16,101	2,876	—	339	(19,316)	—
Write-off (e)		—	(1,048)	(9,026)	(53)	(2,087)	—	(12,214)
Disposals		(2,979)	(1,651)	(10)	(203)	(3)	—	(4,846)
Exchange difference		7,335	40,835	10,795	5	888	651	60,509

Balances as of December 31, 2025		360,880	1,909,467	624,000	2,246	40,133	41,544	2,978,270

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

In thousands of soles	Note	Land (a)	Buildings and facilities (a)	Medical equipment and others (a)	Vehicles	Furniture and fixture	Works in progress (b)	Total
Accumulated depreciation
Balances as of January 1, 2023		—	(136,809)	(185,129)	(530)	(9,597)	—	(332,065)
Additions (d)		—	(52,062)	(76,236)	(259)	(3,885)	—	(132,442)
Reclassifications from right-of-use asset (c)		—	—	(5,239)	(100)	—	—	(5,339)
Write-off (e)		—	23	5,628	111	79	—	5,841
Disposals		—	56	111	312	—	—	479
Exchange difference		—	(5,620)	(17,342)	75	(663)	—	(23,550)

Balances as of December 31, 2023		—	(194,412)	(278,207)	(391)	(14,066)	—	(487,076)

Balances as of January 1, 2024		—	(194,412)	(278,207)	(391)	(14,066)	—	(487,076)
Additions (d)		—	(51,953)	(58,778)	(359)	(4,147)	—	(115,237)
Reclassifications from right-of-use asset (c)		—	—	(3,944)	—	—	—	(3,944)
Write-off (e)		—	203	4,595	—	347	—	5,145
Disposals		—	—	1	143	—	—	144
Exchange difference		—	11,176	22,605	(69)	882	—	34,594

Balances as of December 31, 2024		—	(234,986)	(313,728)	(676)	(16,984)	—	(566,374)

Balances as of January 1, 2025		—	(234,986)	(313,728)	(676)	(16,984)	—	(566,374)
Additions (d)		—	(52,598)	(58,856)	(326)	(3,637)	—	(115,417)
Reclassifications from right-of-use asset (c)		—	—	(10,980)	(837)	(16)	—	(11,833)
Write-off (e)		—	136	8,671	34	1,985	—	10,826
Disposals		—	96	8	133	1	—	238
Exchange difference		—	(2,532)	(5,904)	16	(288)	—	(8,708)

Balances as of December 31, 2025		—	(289,884)	(380,789)	(1,656)	(18,939)	—	(691,268)

Net carrying amount
Balances as of December 31, 2023		394,645	1,837,062	262,121	1,383	23,078	54,851	2,573,140
Balances as of December 31, 2024		356,524	1,605,542	249,078	984	21,500	46,495	2,280,123
Balances as of December 31, 2025		360,880	1,619,583	243,211	590	21,194	41,544	2,287,002

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

(a)	In 2025, the Group acquired medical equipment for S/ 40,144 thousand to expand the clinical services (S/ 51,124 thousand and S/ 46,207 thousand in 2024 and 2023, respectively).
In addition during 2025, the infrastructure includes S/ 12,773 thousand of costs incurred for the expansion of the Peruvian clinics and S/ 1,929 thousand of the OCA Hospital in Mexico (S/ 8,168 thousand of costs incurred for the expansion of the Peruvian clinics, S/ 6,998 thousand of the Colombia clinics and S/ 6,539 thousand of the OCA Hospital in Mexico during 2024 and S/ 9,361 thousand of costs incurred for the Peruvian clinics, S/ 5,902 thousand of the Colombia clinics, S/ 9,371 thousand of the OCA Hospital in México during 2023).

(b)
As of December 31, 2025, 2024 and 2023, the additions of constructions in progress amounted to S/ 13,714 thousand. This includes cost of projects related to the remodeling of the Peruvian clinics for an amount of S/ 2,691, Colombia clinics for an amount of S/ 2,253 and OCA Hospital in México for an amount of S/ 8,770.

(c)	Corresponds to transfers from right-of-use as a consequence of the termination of the lease agreement with option to purchase.
(d)	The depreciation recognized in the consolidated statement of profit or loss and other comprehensive income includes:

In thousands of soles	Note	2025	2024	2023
Cost of sales and services	21	92,400	95,193	113,360
Administrative expenses	21	23,017	20,044	19,082

		115,417	115,237	132,442

(e)
It includes the
write-off
of the physical inventory of fixed assets of the Group in 2025 with a cost of S/ 1,308 thousand (S/ 1,457 thousand in 2024) and accumulated depreciation of S/ 1,251 thousand (S/ 907 thousand in 2024).

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

12.	Intangibles Assets
The movement of intangibles and the corresponding accumulated amortization for the years ended December 31, 2025, 2024 and 2023 is as follows:

In thousands of soles	Note	Goodwill	Trademark	Customer relationships	Software	Public service concessions	Total
Cost
Balances as of January 1, 2023		1,805,890	407,283	402,592	188,135	20,858	2,824,758
Additions		—	—	—	56,068	2,920	58,988
Business combination balances	1.C.	21,330	3,411	—	—	—	24,741
Hospital y Clínica OCA’s purchase price adjustment		(8,193)	—	—	—	—	(8,193)
Reclassifications from property, furniture and equipment		—	—	—	1,333	—	1,333
Disposal		—	—	—	(738)	—	(738)
Exchange difference		250,211	67,837	48,372	11,356	—	377,776

Balances as of December 31, 2023		2,069,238	478,531	450,964	256,154	23,778	3,278,665

Balances as of January 1, 2024		2,069,238	478,531	450,964	256,154	23,778	3,278,665
Additions		—	—	—	50,499	2,000	52,499
Reclassifications from property, furniture and equipment		—	—	—	(63)	—	(63)
Disposal		—	—	—	(1,123)	—	(1,123)
Exchange difference		(314,947)	(65,802)	(73,733)	(11,766)	—	(466,248)

Balances as of December 31, 2024		1,754,291	412,729	377,231	293,701	25,778	2,863,730

Balances as of January 1, 2025		1,754,291	412,729	377,231	293,701	25,778	2,863,730
Additions		—	9,390	—	40,622	5,260	55,272
Reclassifications from property, furniture and equipment		—	—	—	8	—	8
Disposal		—	—	—	(157)	—	(157)
Exchange difference		48,219	13,854	8,847	4,081	—	75,001

Balances as of December 31, 2025		1,802,510	435,973	386,078	338,255	31,038	2,993,854

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

In thousands of soles	Note	Goodwill	Trademark	Customer relationships	Software	Public service concessions	Total
Accumulated amortization
Balances as of January 1, 2023		—	—	(4,186)	(61,655)	—	(65,841)
Annual amortization		—	—	(63,679)	(13,052)	—	(76,731)
Disposal		—	—	—	261	—	261
Exchange difference		—	—	(4,189)	(2,978)	—	(7,167)

Balances as of December 31, 2023		—	—	(72,054)	(77,424)	—	(149,478)

Balances as of January 1, 2024		—	—	(72,054)	(77,424)	—	(149,478)
Annual amortization		—	—	(50,392)	(25,881)	—	(76,273)
Disposal		—	—	—	6	—	6
Exchange difference		—	—	16,285	2,618	—	18,903

Balances as of December 31, 2024		—	—	(106,161)	(100,681)	—	(206,842)

Balances as of January 1, 2025		—	—	(106,161)	(100,681)	—	(206,842)
Annual amortization		—	(1,408)	(45,992)	(31,381)	—	(78,781)
Disposal		—	—	—	10	—	10
Exchange difference		—	(8)	(2,829)	(1,053)	—	(3,890)

Balances as of December 31, 2025		—	(1,416)	(154,982)	(133,105)	—	(289,503)

Carrying amount
Balances as of December 31, 2023		2,069,238	478,531	378,910	178,730	23,778	3,129,187

Balances as of December 31, 2024		1,754,291	412,729	271,070	193,020	25,778	2,656,888

Balances as of December 31, 2025		1,802,510	434,557	231,096	205,150	31,038	2,704,351

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

Amortization
The amortization recognized in the consolidated statement of profit or loss and other comprehensive income includes:

In thousands of soles	Note	2025	2024	2023
Cost of sales and services	21	1,664	2,047	2,005
Selling expenses	21	813	—	—
Administrative expenses	21	76,304	74,226	74,726

		78,781	76,273	76,731

Software
As of December 31, 2025, 2024 and 2023, intangible assets include the costs related to the installation of software (SAP), digital projects, Hospital Information System (HIS), a specialized system used at our network of facilities that, among other features, registers our patients’ contact information; manages administrative services, such as hospital admissions and billing; and houses our EMR system and Matrix system (registers our patients). Also, during 2025 it includes S/ 1,017 thousand (S/ 3,275 thousand during 2024 and S/ 6,358 thousand during 2023) related to the retail digital pharmacy with last-mile delivery, Farmauna, and the telehealth platform, Clínica 360, which provides for clinical intervention with patients through remote access to physicians and other clinicians and telemedicine solutions.
In February 2023, through the business combinations, the group acquired the right to use the trademark Dentegra Seguros Dentales, S.A. for S/ 3,411 thousand and goodwill for S/ 21,331 thousand, note 1.C.
Surface rights agreement
Corresponds to surface rights agreement signed between Medicser and the Peruvian Red Cross Society.
Impairment testing
For the purposes of impairment testing, goodwill has allocated to the Group’s CGUs as follows:

In thousands of soles	2025	2024	2023
Radioncologia S.A.C. (Radioncologia)	10,237	10,237	10,237
Laboratorio Cantella S.A.C. (Cantella)	4,585	4,585	4,585
R&R Patólogos Asociados S.A.C. (R&R)	23	23	23
Servimédicos S.A.C. (Servimédicos)	3,522	3,522	3,522
Clínica Bellavista S.A.C. (Bellavista)	2,219	2,219	2,219
Patología Oncológica S.A.C.	621	621	621
Oncogenomics S.A.C.	598	598	598
Promotora Médica Las Américas S.A. (i)	148,187	49,012	54,922
Instituto de Cancerología S.A. (i)	—	48,436	54,279
Laboratorio Médico Las Américas Ltda. (i)	—	44,585	49,961
Oncomedica S.A.S.	272,890	261,558	293,106
Hospital y Clínica OCA, S.A. de C.V.	1,340,056	1,309,765	1,572,202
Auna Seguros, S.A.	19,572	19,130	22,963

Total goodwill	1,802,510	1,754,291	2,069,238

(i)
In 2025, the Group completed the transfer of the operations of Instituto de Cancerología S.A. and Laboratorio Médico Las Américas Ltda. to Promotora Médica Las Américas S.A. (PMLA), which assumed control over all operational and service activities. As a result of this operational restructuring, Management determined that the goodwill previously allocated to each individual company is now attributable to PMLA’s Cash-Generating Unit (CGU). As of December 31, 2025, the impairment test performed for the PMLA CGU considered the total amount of goodwill assigned.

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

The key assumptions used in the estimation of value in use were as follows:

In percent	2025	2024	2023
For companies located in Peru
Terminal value growth rate	2.5%	2.5%	2.5%
Discount rate – After-tax	7.0%	8.8%	9.5%
Discount rate – Pre-tax	7.0% - 10.0%	10.9% - 25.6%	11.4% - 13.8%
For companies located in Colombia
Terminal value growth rate	3%	4%	5.0%
Discount rate – After-tax	11.7%	12.5%	13.0%
Discount rate – Pre-tax	13.9% - 15.5%	14.6% -17.6%	16.7% -17.6%
For companies located in Mexico
Terminal value growth rate	3%	3%	3%
Discount rate – After-tax	9.8%	11.3%	10.8%
Discount rate – Pre-tax	13.1% - 13.5%	11.3% -16.0%	10.5% -14.0%

•	The terminal growth rate represents Management’s estimate of the long-term growth of each CGU, taking into account past and future growth and external sources of information.

•	Projected cash flows are based on Management’s operating EBITDA profit projections for a period of five years.
The ranges of projected EBITDA as a percentage of revenue by CGUs over the projected period are as follows:

EBITDA as a percentage of revenue
Radioncologia S.A.C. (Radioncologia)	44.0% - 47.0%
Laboratorio Cantella S.A.C. (Cantella)	20.4% - 25.7%
R&R Patólogos Asociados S.A.C. (R&R)	20.4% - 25.7%
Servimédicos S.A.C. (Servimédicos)	24.2% - 24.9%
Clínica Bellavista S.A.C. (Bellavista)	(1.10%) - 3.70%
Patología Oncológica S.A.C.	21.2% - 30.6%
Oncogenomics S.A.C.	14.9% - 18.6%
Promotora Médica Las Américas S.A.	17.7% - 18.2%
Oncomedica S.A.S.	17.0% - 23.7%
Hospital y Clínica OCA, S.A. de C.V.	31.7% - 36.5%
Auna Seguros, S.A.	11.0% - 24.0%

•	Projected cash flows include disbursements for capital investments.

•
The discount rates used to calculate the value in use for each Group’s CGU are an estimate that involves a market assessment of the time value of money and the risks inherent in each CGU where cash flows after-tax
are generated taking into consideration the Group’s business plans. The nominal after-tax
discount rate used for the impairment assessment was 7.0%
(after-tax)
for the companies located in Peru, according to each Group’s CGU assessed as of December 31, 2025 (8.8% and 9.5%
after-tax
as of 2024 and 2023, respectively). For the companies located in Colombia (Promotora Médica Las Américas, Instituto de Cancerología and Laboratorio Médico Las Américas), the nominal after-tax
discount rate was 11.7% (12.5% and 13.0% as of 2024 and 2023, respectively). For the companies located in Mexico (Hospital y Clínica OCA), the nominal after-tax
discount rate was 9.8%. (11.3% and 10.8% as of 2024 and 2023, respectively).

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

•
Projected cash flows include estimates of the revenue increase of each of the healthcare services at each CGU (Radioncología, Bellavista, Servimédicos, Cantella, Promotora Médica Las Américas, Instituto de Cancerología and Laboratorio Médico Las Américas), rates and gross margins.

•	The trademark has been allocated to the Group’s CGUs as follows:

In thousands of soles	2025	2024	2023
Hospital y Clínica OCA, S.A. de C.V. (i)	210,764	198,162	237,867
Auna Seguros, S.A.	3,106	3,035	3,644
Promotora Médica Las Américas S.A. (ii)	159,667	93,586	104,874
Instituto de Cancerología S.A. (ii)	—	53,341	59,774
Laboratorio Médico Las Américas Ltda. (ii)	—	6,110	6,847
Clínica Portoazul S.A.	3,558	3,411	3,822
Oncomedica S.A.S.	57,262	54,884	61,503
Oncogenomics S.A.C.	200	200	200

Total trademarks	434,557	412,729	478,531

(i)
As of December 31, 2025, Hospital y Clínica OCA, S.A. de C.V. includes three trademarks “Doctors”, “OCA” and “Cuauhtémoc” for an amount of S/ 134,687 thousand, S/ 68,058 thousand and S/ 8,019 thousand, respectively.

As of December 31, 2024, includes two trademarks “Doctors” and “OCA” for an amount of S/ 131,643 thousand and S/ 66,519 thousand, respectively (S/ 158,020 thousand and S/ 79,847 thousand, respectively as of December 31, 2023).

(ii)
As of December 31, 2025, Promotora Médica Las Américas S.A. includes the trademark “Las Américas”. In 2025, the Group completed the transfer of the operations of Instituto de Cancerología S.A. and Laboratorio Médico Las Américas Ltda. to Promotora Médica Las Américas S.A. (PMLA), which assumed control over all operational and service activities. As a result of this operational restructuring, Management determined that the trademark previously allocated to each individual company is now attributable to PMLA’s Cash-Generating Unit (CGU).

•	The customer relationship has been allocated to the Group’s CGUs net of amortization as follows:

In thousands of soles	2025	2024	2023
Hospital y Clínica OCA S.A. de C.V.	223,909	262,616	367,775
Promotora Médica Las Américas S.A.	3,606	4,606	6,444
Patología Oncológica S.A.C.	2,261	2,425	2,943
Oncogenomics S.A.C.	1,320	1,423	1,748

Total customer relationship	231,096	271,070	378,910

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
December 31, 2025, 2024 and 2023

The following table shows the amount by which these two assumptions would need to change individually for the estimated recoverable amount to be equal to the carrying amount:

	After tax discount rate			Terminal value growth rate
	2025	2024	2023	2025	2024	2023
Radioncologia S.A.C.	26.3	27.2	25.1	(75.5)	(342.7)	Indet.
Laboratorio Cantella S.A.C.	21.7	78.2	92.0	Indet.	Indet.	Indet.
R&R Patólogos Asociados S.A.C.	21.3	61.5	23.9	Indet.	Indet.	(470.4)
Servimédicos S.A.C.	14.8	10.2	20.0	(10.8)	—	(41.9)
Clínica Bellavista S.A.C.	8.0	15.3	27.5	1.3	(9.3)	Indet.
Patología Oncológica S.A.C.	59.5	9.4	32.6	(236.3)	1.3	Indet.
Oncogenomics S.A.C.	8.0	9.7	31.8	1.3	0.5	Indet.
Promotora Médica Las Américas S.A.	17.2	12.9	13.02	(12.6)	3.6	4.97
Instituto de Cancerología S.A.	—	21.3	32.02	—	(30.1)	(115.57)
Oncomedica S.A.S.	14.0	14.7	15.60	(0.3)	0.2	1.15
Hospital y Clínica OCA, S.A. de C.V.	15.4	15.7	16.40	(6.2)	(4.1)	(6.56)
Auna Seguros, S.A	87.2	19.42	25.56	Indet.	(13.3)	(45.64)
As of December 31, 2025, 2024 and 2023, no provision for impairment of goodwill has been recorded in the consolidated financial statements.

13.	Leases
Set out below are the carrying amounts of
right-of-use
assets recognized and the movements during the fiscal year ended December 31, 2025, 2024 and 2023:

		Right-of-use assets
In thousands of soles	Lands	Buildings and facilities	Medical equipment and other	Vehicles	Furniture and fixture	Total
Balance at January 1, 2023	18,058	48,429	76,858	897	75	144,317
Additions of right-of-use assets (a)	—	7,022	10,870	—	—	17,892
Transfers to property, furniture and equipment	—	—	(2,956)	—	—	(2,956)
Annual depreciation (c)	(91)	(11,246)	(14,982)	(255)	(3)	(26,577)
Write-off (b)	—	(459)	(458)	—	—	(917)
Exchange difference	—	1,686	5,856	85	—	7,627

Balance at December 31, 2023	17,967	45,432	75,188	727	72	139,386

Balance at January 1, 2024	17,967	45,432	75,188	727	72	139,386
Additions of right-of-use assets (a)	—	22,134	4,692	—	—	26,826
Transfers to property, furniture and equipment	—	—	(2,571)	—	—	(2,571)
Annual depreciation (c)	(91)	(12,633)	(14,679)	(230)	(3)	(27,636)
Write-off	—	—	(79)	—	—	(79)
Exchange difference	—	(1,257)	(3,565)	(42)	—	(4,864)

Balance at December 31, 2024	17,876	53,676	58,986	455	69	131,062

Balance at January 1, 2025	17,876	53,676	58,986	455	69	131,062
Additions of right-of-use assets (a)	—	2,621	9,692	2,424	—	14,737
Transfers to property, furniture and equipment	—	—	(5,455)	—	—	(5,455)
Annual depreciation (c)	(91)	(14,317)	(13,507)	(316)	(2)	(28,233)
Write-off (b)	—	(645)	(8)	—	—	(653)
Exchange difference	—	453	1,185	20	—	1,658

Balance at December 31, 2025	17,785	41,788	50,893	2,583	67	113,116

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

(a)
In 2025, the additions of the Group mainly correspond to new lease agreements for use of commercial offices, health centers and equipment for medical use. The Group recognized S/ 14,737 thousand (S/ 26,826 thousand in 2024 and S/ 17,892 thousand in 2023) of right-of-use
asset and lease liability.

(b)
In 2025, it corresponds mainly to the termination of the lease agreement of the administrative offices in Lima of S/ 645 thousand. In 2023, it corresponds mainly to the physical inventory of fixed assets of the Group with a cost of S/ 447 thousand and accumulated depreciation of S/ 355 thousand.

(c)	The depreciation recognized in the consolidated statement of profit or loss and other comprehensive income includes:

In thousands of soles	Note	2025	2024	2023
Cost of sales and services	21	17,938	21,714	21,519
Selling expenses	21	955	22	13
Administrative expenses	21	9,340	5,900	5,045

		28,233	27,636	26,577

i.	Lease liabilities
Set out below are the carrying amounts of lease liabilities and the corresponding movements during the fiscal years ended December 31, 2025, 2024 and 2023:

In thousands of soles	2025	2024	2023
Balance at January 1	147,888	158,045	162,922
Additions	14,737	26,837	18,233
Interest expense	11,347	12,855	13,465
Payments	(43,851)	(45,593)	(42,530)
Lease contracts cancelled	(673)	—	(174)
Exchange difference	(5,929)	(4,256)	6,129

Balance at December 31	123,519	147,888	158,045

Current	29,282	32,459	31,867
Non-current	94,237	115,429	126,178

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

14.	Deferred Income Tax
As of December 31, this caption includes the following:

In thousands of soles	Balances as of January 1	Recorded in the profit or loss for the year	Exchange difference	Recorded in other comprehensive income	Balances as of December 31	Deferred tax assets	Deferred tax liabilities
2025
Tax losses	270,520	13,235	6,623	—	290,378	170,748	119,630
Loss for impairment of trade receivables	23,506	9,205	519	—	33,230	22,032	11,198
Provision for unpaid vacations and annual performance bonuses	13,768	(1,818)	171	—	12,121	4,191	7,930
Trade accounts payable	528	2,195	37	—	2,760	370	2,390
Derivative financial instruments	16,611	10,215	(242)	248	26,832	20,682	6,150
Provisions	3,234	(6,615)	(69)	—	(3,450)	750	(4,200)
Intangibles	(187,927)	139,306	(3,227)	—	(51,848)	—	(51,848)
Investments in associates and others	(15,133)	11,524	(211)		(3,820)	104	(3,924)
Loans and borrowings	25,623	(17,885)	(362)	—	7,376	36,801	(29,425)
Property, furniture and equipment	(317,191)	(127,402)	(9,150)	—	(453,743)	(33,028)	(420,715)
Others	31,611	46,475	1,708	—	79,794	8,066	71,728

Net tax	(134,850)	78,435	(4,203)	248	(60,370)	230,716	(291,086)

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

In thousands of soles	Balances as of January 1	Recorded in the profit or loss for the year	Exchange difference	Recorded in other comprehensive income	Balances as of December 31	Deferred tax assets	Deferred tax liabilities
2024
Tax losses	210,073	79,113	(18,666)	—	270,520	210,106	60,414
Loss for impairment of trade receivables	24,903	(40)	(1,357)	—	23,506	18,247	5,259
Provision for unpaid vacations and annual performance bonuses	18,122	(2,501)	(1,853)	—	13,768	13,768	—
Trade accounts payable	(217)	715	30	—	528	471	57
Derivative financial instruments	18,859	2,140	(2,644)	(1,744)	16,611	16,611	—
Provisions	3,860	(277)	(349)	—	3,234	92	3,142
Intangibles	(237,377)	14,431	35,019	—	(187,927)	42	(187,969)
Investments in associates and others	(22,120)	(1,138)	8,125	—	(15,133)	(10,420)	(4,713)
Loans and borrowings	38,452	(6,438)	(6,391)	—	25,623	21,136	4,487
Property, furniture and equipment	(361,819)	(3,787)	48,415	—	(317,191)	(16,940)	(300,251)
Others	(21,191)	60,489	(7,687)	—	31,611	(59,593)	91,204

Net tax	(328,455)	142,707	52,642	(1,744)	(134,850)	193,520	(328,370)

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

In thousands of soles	Balances as of January 1	Recorded in the profit or loss for the year	Exchange difference	Business combination	Recorded in other comprehensive income	Balances as of December 31	Deferred tax assets	Deferred tax liabilities
2023
Tax losses	157,569	35,273	16,453	778	—	210,073	150,579	59,494
Loss for impairment of trade receivables	16,609	6,568	1,726	—	—	24,903	14,527	10,376
Provision for unpaid vacations and annual performance bonuses	10,615	5,019	869	925	694	18,122	5,934	12,188
Trade accounts payable	735	(664)	11	(299)	—	(217)	315	(532)
Derivative financial instruments	13,444	9,573	841	—	(4,999)	18,859	6,247	12,612
Provisions	1,936	1,015	89	820	—	3,860	1,151	2,709
Intangibles	(243,440)	39,962	(32,875)	(1,024)	—	(237,377)	—	(237,377)
Investments in associates and others	(1,244)	(18,968)	(2,198)	290	—	(22,120)	(3,160)	(18,960)
Loans and borrowings	13,510	17,286	7,656	—	—	38,452	24,748	13,704
Property, furniture and equipment	(321,753)	(674)	(39,386)	(6)	—	(361,819)	(41,059)	(320,760)
Others	4,071	(23,494)	(1,768)	—	—	(21,191)	8,089	(29280)

Net tax	(347,948)	70,896	(48,582)	1,484	(4,305)	(328,455)	167,371	(495,826)

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

15.	Loans and Borrowings
As of December 31, 2025, 2024 and 2023, the terms and conditions of outstanding obligations are the following:

					Outstanding balances
					2025		2024		2023
In thousands of soles	Type of obligation	Maturity	Interest rate	Currency	Face value	Carrying amount	Face value	Carrying amount	Face value	Carrying amount
Entity
Banco Davivienda	Bank loan	2026	45.930%	COP	5	5	5	5	5	5
	Government guaranteed loan	2025	IBR + 1.500%		—	—	1,442	1,357	5,170	4,507
			IBR + 1.500%		—	—	701	667	1,959	1,734
		2029	IBR + 5.550%		9,647	7,613	11,842	8,721	17,167	11,108
		2025	IBR + 3.500%		—	—	1,516	1,435	4,079	3,546
		2027	IBR + 3.750%		7,053	6,535	13,299	11,633	24,286	19,086
		2028	IBR + 6.800%		8,654	7,008	11,791	8,958	18,498	12,568
		2025	IBR + 5.200%		—	—	2,272	2,194	—	—
			IBR + 4.700%		—	—	1,120	1,072	—	—
	Bank loan		IBR + 4.500%		—	—	2,920	2,735	—	—
			IBR + 3.500%		—	—	2,392	2,142	—	—
			IBR + 4.600%		—	—	836	787	—	—
					—	—	2,764	2,574	—	—
		2026	IBR + 3.500%		212	209	1,511	1,402	—	—
					320	312	1,302	1,196	—	—
		2026	IBR + 4.200%		1,140	1,115	—	—	—	—
			IBR + 4.800%		1,346	1,277	—	—	—	—
			IBR + 4.100%		983	907	—	—	—	—
			IBR + 4.300%		1,958	1,804	—	—	—	—
			IBR + 4.200%		1,591	1,524	—	—	—	—
Banco de Bogotá	Bank loan	2026	IBR + 7.000%	COP	1,824	1,776	2,350	2,024	1,300	1,228
		2026	IBR + 1.700%		242	239	—	—	—	—
		2026	IBR + 5.500%		2,111	2,002	6,710	5,935	13,884	11,181
		2026	46.230%		26	26	20	20	2	2
					4	4	8	8	3	3
		2025	IBR + 1.680%		—	—	544	530	—	—
			IBR + 4.000%		—	—	—	—	183	175
		2028	IBR + 2.950%		1,711	1,479	—	—	—	—
Banco de Occidente	Bank loan	2024	38.520%		—	—	—	—	3	3

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

					Outstanding balances
					2025		2024		2023
In thousands of soles	Type of obligation	Maturity	Interest rate	Currency	Face value	Carrying amount	Face value	Carrying amount	Face value	Carrying amount
Banco de Occidente	Bank loan	2025	IBR + 1.620%	COP	—	—	285	280	—	—
			IBR + 2.330%		—	—	220	216	—	—
			IBR + 2.970%		—	—	2,362	2,086	—	—
		2024	IBR + 3.730%		—	—	—	—	3,921	3,350
		2028	IBR + 4.990%		1,459	1,229	2,141	1,631	3,317	2,328
		2026	IBR + 2.120%		297	294	—	—	—	—
Bancolombia	Bank loan	2026	46.210%	COP	32	32	24	24	6	6
					1	1	5	5	2	2
		2024			—	—	—	—	3	3
		2025			—	—	2	2	10	10
		2026	IBR + 2.700%		4,543	4,455	—	—	—	—
			IBR + 1.500%		383	377	—	—	—	—
		2033	IBR + 3.20%		—	—	2,847	2,727	—	—
			IBR + 6.400%		6,950	4,387	8,819	4,753	11,599	5,936
		2026	IBR + 2.920%		375	371	4,599	4,277	—	—
		2025	IBR + 2.900%		—	—	4,391	4,304	—	—
			IBR + 3.300%		—	—	5,149	4,720	—	—
			IBR + 2.024%		—	—	2,807	2,732	—	—
		2024	IBR + 6.430%		—	—	—	—	9,057	7,952
		2026	39.640%		4	4	3	3	1	1
		2024	IBR + 6.672%		—	—	—	—	6,017	5,272
			IBR + 7.040%		—	—	—	—	6,130	4,854
		2024	IBR + 6.600%		—	—	—	—	1,576	1,483
		2026	DTF + 3.010%		554	514	1,264	1,086	2,353	1,883
		2026	33.08%		2	2	2	2	—	—
			IBR + 1.500%		3,654	3,591	—	—	—	—
			IBR + 3.100%		1,416	1,376	—	—	—	—
			IBR + 2.874%		2,931	2,847	—	—	—	—
			IBR + 3.140%		1,455	1,416	—	—	—	—
			IBR + 2.547%		5,410	4,975	—	—	—	—
			IBR + 2.240%		2,807	2,584	—	—	—	—
	Other financing	2033	DTF + 3.950%		70,876	36,359	75,582	36,437	93,317	42,390
Banco Citibank Colombia	Bank loan	2026	14.840%	COP	34,576	32,380	32,823	30,812	12,841	11,964
			12.600%		11,763	10,998	10,641	10,641	35,979	34,119
			14.540%		11,816	11,090	11,352	10,630	12,521	11,793
			13.590%		12,971	12,168	12,380	11,626	—	—
			12.600%		19,575	18,311	18,521	17,457	13,963	13,049

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

					Outstanding balances
					2025		2024		2023
In thousands of soles	Type of obligation	Maturity	Interest rate	Currency	Face value	Carrying amount	Face value	Carrying amount	Face value	Carrying amount
Itaú Corpbanca Colombia S.A.	Bank loan	2026	45.240%	COP	3	3	9	9	75	75
		2024	8.640%		—	—	—	—	4,197	3,862
			IBR + 3.650%		—	—	—	—	—	—
		2035	IBR + 3.490%		70,519	41,912	56,151	44,747	66,588	51,449
Boston Scientific Colombia Ltda.		2028	10.780%		1,268	1,084	1,574	1,279	2,139	1,646
Banco de Crédito del Perú	Bank loan	2024	9.700%	S/	—	—	—	—	13,106	12,648
			6.930%	US$	—	—	—	—	15,367	15,301
		2025	7.850%	US$	—	—	15,368	15,124	—	—
			7.200%	S/	—	—	16,274	16,025	—	—
		2026	4.900%	S/	23,271	23,024	—	—	—	—
Scotiabank Perú S.A.A.	Bank loan	2024	8.500%	S/	—	—	—	—	61,700	60,307
			8.700%		—	—	—	—	41,126	40,126
	Other financing	2027	6.300%	S/	47,711	43,269	60,472	52,804	73,234	61,694
	Bank loan	2025	5.900%		—	—	20,374	20,137	—	—
			6.000%		—	—	20,392	20,270	—	—
			6.230%		—	—	40,814	40,711	—	—
			5.950%		—	—	20,389	20,203	—	—
		2026	5.350%		20,342	20,199	—	—	—	—
			5.400%		10,177	10,125	—	—	—	—
Banco BBVA Continental		2025	6.500%		—	—	20,620	20,246	—	—
			8.200%		—	—	9,570	9,524	—	—
			6.530%		—	—	9,289	9,065	—	—
Banco ITAU		2024	6.950%	US$	—	—	—	—	9,605	9,578
Banco Interamericano de Finanzas		2024	8.450%	S/	—	—	—	—	9,376	9,201
			7.610%	US$	—	—	—	—	7,520	7,464
			8.150%	S/	—	—	—	—	5,204	5,094
			8.300%		—	—	—	—	8,530	8,373
		2025	6.650%		—	—	8,262	8,212	—	—
			6.200%		—	—	10,718	10,566	—	—
		2026	5.250%	S/	5,133	5,070	—	—	—	—
Banco Internacional del Perú S.A.A.	Bank loan	2024	7.750%	US$	—	—	—	—	7,714	7,656
			7.380%		—	—	—	—	7,700	7,670
			6.830%	S/	—	—	8,269	8,252	—	—
		2025	5.950%		—	—	8,196	8,081	—	—
Banco Pichincha	Bank loan	2024	7.350%		—	—	—	—	29,851	29,650
		2025	6.100%	S/	—	—	14,209	14,174	—	—
			5.900%		—	—	16,222	16,054	—	—

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

					Outstanding balances
					2025		2024		2023
In thousands of soles	Type of obligation	Maturity	Interest rate	Currency	Face value	Carrying amount	Face value	Carrying amount	Face value	Carrying amount
Banco Citibank	Bank loan	2024	10.060%	S/	—	—	—	—	31,383	30,285

		2025	8.800%		—	—	20,776	20,517	—	—

			8.380%	US $	—	—	39,121	37,818	—	—
Banco GNB	Bank loan	2025	5.900%	S/	—	—	9,683	9,559	—	—
Secured bonds issues	Senior notes	2025	6.500%	US$	—	—	—	—	237,560	210,837

		2029	10.000%		465,157	337,659	1,757,784	1,187,816	1,503,087	942,766
		2032	8.750%		1,982,279	1,225,105	—	—	—	—
Scotiabank Perú S.A.A and Banco Interamericano de Finanzas	Bank loan	2030	7.750%	S/	258,849	199,109	—	—	—	—
Banco Santander México, HSBC and Citibank	Bank loan	2028	SOFR+4.875%	US$	—	—	608,680	462,665	642,769	454,486

			TIIE+4.500%	MXN	—	—	1,816,554	1,221,939	1,839,540	1,125,742
			SOFR+4.875%	US$	—	—	143,341	109,120	640,706	454,131
Banco Santander México, HSBC México, Banco Citi México, BBVA México and International Finance Corporation	Bank loan	2030	TIIE+3.250%	MXN	1,933,710	1,369,505	—	—	—	—
HSBC México	Bank loan	2025	12.430%	MXN	—	—	33,873	33,011	—	—
		2026	9.150%		57,327	52,150	—	—	—	—
Banco Citibank Mexico	Bank loan	2026	10.010%	MXN	24,644	20,700	—	—	—	—

Total					5,133,067	3,532,510	5,048,548	3,619,774	5,557,229	3,761,582

Current					—	316,339	—	654,233	—	385,300

Non-current					—	3,216,171	—	2,965,541	—	3,376,282

DTF: Term deposit rate
IBR: Bank reference indicator
TIIE: Interbank equilibrium interest rate
SOFR: Secured Overnight Financing Rate

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

(a)	Bank loans with covenants
Senior Notes due 2029
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
December 31, 2025, 2024 and 2023

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
In May 2025, the Group closed an offering of US$ 62,100 thousand in aggregate principal amount of its 10.00% Senior Secured Notes due 2029. The Additional 2029 Notes were issued as additional notes under the indenture governing the outstanding US$ 310,837 thousand in aggregate principal amount of the Group’s 10.000% Senior Secured Notes due 2029 previously issued.
The net proceeds from this offering, used by the Group to partially prepay indebtedness under the Term Loan credit agreement, and to pay related interests, fees and expenses. As a result, the total aggregate principal amount outstanding of the Group’s 10.00% Senior Secured Notes due 2029 is US$ 372,937 thousand. The transaction costs incurred in relation to the senior notes amounted to S/ 4,878 thousand (equivalent to US$ 1,334 thousand).
On November 6, 2025, the senior notes due 2029 was partially pre-paid
by the Group with the resources obtained from the issuance of the new senior notes due 2032. As a result of prepayment, the Group recorded a write-off
of the remaining debt issuance costs of S/ 12,250 thousand, which is presented as interest expense in “finance costs”. Additionally, a tender premium of S/ 64,818 thousand was paid for the early settlement of the 2029 notes and is presented as extinguishment of debt in “finance costs” in the consolidated statement of profit or loss and other comprehensive income (note 24).
As of December 31, 2025, the senior bonds maturing in 2029 was subject to the same covenants described in the Senior Notes due 2032 section and was in compliance.
Senior Notes due 2032
On November 6, 2025, the Group successfully issued US$ 365 million in senior notes in the international market, under Rule 144A and Regulation S of the United States Securities Act of 1933, for a maturity of 7 years with an annual interest rate of 8.75 percent. The transaction costs incurred in relation to the loan amounted to S/ 20,482 thousand (equivalent to US$ 6,055 thousand) and are presented net of debt.
The amount collected from senior notes issued was used to pay the existing financial debt and re-profile
the current and
non-current
liabilities.
Since November 6, 2025 (the “Issue Date”), the Group has to comply with the following covenants when planning to incur new indebtedness:

•
The Net Leverage Ratio for the Issuer and its Restricted Subsidiaries on a consolidated basis is less than (i) 4:00 to 1:00, if such Incurrence of Indebtedness occurs before the first anniversary of the Issue Date; (ii)
3:6
0
to 1:00, if such Incurrence of Indebtedness occurs on or after the first anniversary of the Issue Date; and

•
The Interest Coverage Ratio for the Issuer and its Restricted Subsidiaries on a consolidated basis is at least 1.75 to 1.00, if such Incurrence of Indebtedness occurs on or before September 30, 2026; and (ii) 2.00 to 1.00, if such Incurrence of Indebtedness occurs after September 30, 2026.

As of December 31, 2025, the Group was in compliance with the covenants above indicated.

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

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
Term Loan due 2028
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
4.75
:
1.00
for the fiscal quarters ending December 31, 2023, March 31, 2024, June 30, 2024 and September 30, 2024, (ii)
4.25
:
1.00
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

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

•
The consolidated interest coverage ratio is greater than (i)
1.50
:
1.00
for the fiscal quarters ending December 31, 2023, March 31, 2024, June 30, 2024 and September 30, 2024, (ii)
1.75
:
1.00
for the fiscal quarters ending December 31, 2024, March 31, 2025, June 30, 2025 and September 30, 2025 and (iii) 2.25:1.00 for the fiscal quarter ending December 31, 2025 and as of the end of each fiscal quarter thereafter.

In March 2024, the Group completed a syndication process for US$ 550 million with the participation of Banco Santander México, HSBC, and Citibank as “Joint Lead Arrangers and Joint Bookrunners” and a group of banks as lenders.
As of December 31, 2024, the Group was in compliance with the covenants above indicated.
On May 12, 2025, the term loan was
pre-paid
by the Group with the resources obtained from the Senior Notes. As a result of prepayment, the Group recorded a penalty of S/ 81 thousand. These expenses are presented in “finance costs” in the consolidated statement of profit or loss and other comprehensive income (note 24).
On November 6, 2025, this loan fully was
pre-paid
by the Group with the resources obtained from the new Term Loan due 2030. As a result of prepayment, the Group recorded a write-off
of the remaining debt issuance costs of S/ 55,469 thousand. These expenses are presented in “finance costs” as interest expenses in the consolidated statement of profit or loss and other comprehensive income (note 24).
Term Loan due 2030
On October 31, 2025, the Group signed a Term Loan through Grupo Salud Auna México, S.A. de C.V., Hospital y Clínica OCA, S.A. de C.V and Oncosalud S.A.C. for an amount of S/ 1,334,256 thousand (equivalent to MXN 7,357,920 thousand). Furthermore, on December 17, 2025, the Group signed an amendment to include an additional amount of S/ 201,600 thousand. The transaction costs incurred in relation to the loans amounted to S/ 27,253 thousand (equivalent to MXN 133,572 thousand and S/3,031 thousand) and are presented net of debt.
The loans were used to pay existing financial debt and reshape the current and non-current
liabilities.
This agreement has quantitative covenants calculated based on the consolidated financial statements of Auna S.A. and its subsidiaries. As of December 31, 2025, the Group complies with the quantitative terms of the following covenants:

•
The consolidated leverage ratio is less than (i) 3.90:1.00 for the fiscal quarters ending December 31, 2025, March 31, 2026, June 30, 2026 and September 30, 2026, (ii) 3.50:1.00 for the fiscal quarters ending December 31, 2026, March 31, 2027, June 30, 2027 and September 30, 2027, (iii) 3.00:1.00 as of the end of each fiscal quarter thereafter.

•
The consolidated interest coverage ratio is greater than (i) 1.75:1.00 for the fiscal quarters ending December 31, 2025, March 31, 2026, June 30, 2026 and September 30, 2026, (ii) 2.00:1.00 for the fiscal quarters ending December 31, 2026, March 31, 2027, June 30, 2027 and September 30, 2027 and (iii) 2.25:1.00 as of the end of each fiscal quarter thereafter.

•	The Consolidated Net Worth is greater than 85% of the Consolidated Net Worth of Auna as of December 31, 2024.

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

Other financing with Scotiabank Perú S.A.A.
This corresponds to a financing agreement with Scotiabank for a credit line of S/ 70 million maturing in February 2027, and which is used for the construction of the ongoing project “Clínica Chiclayo”. In October 2021, the credit line extended to S/ 77 million. As of December 31, 2025, the credit line used net of the transaction cost amounted to S/ 43,269 thousand (S/ 52,804 thousand as of December 31, 2024 and S/ 61,694 thousand as of December 31, 2023). In the month of November 2020, the modifications of compliance with the agreements were approved as indicated below:

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
As of December 31, 2025, the Group is in compliance with the covenants above indicated.
The Group expects to comply with the quarterly covenants for at least 12 months after the reporting date.

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

(b)	Reconciliation of movement in liabilities to cash flows arising from financing activities:

In thousands of soles	Financial loan	Deferred income	Lease liabilities	Derivatives premiums payable	Liability for mandatory purchase of NCI	Accounts payable related with exchange	Share capital/ premium	Retained earnings (losses)	Translation reserve	Merge reserve	Non- controlling interest	Total
Balance as of January 1, 2025	3,619,774	315	147,888	85,849		5,128	1,225,973	(273,533)	(232,770)	674,889	145,724	5,399,237
Changes in cash flows from financing
Proceeds from loans and borrowings	4,097,522	—	—	—	—	—	—	—	—	—	—	4,097,522
Payment for borrowings from financial obligations	(4,022,294)	—	—	—	—	—	—	—	—	—	—	(4,022,294)
Payment of lease liabilities	—	—	(43,851)	—	—	—	—	—	—	—	—	(43,851)
Interest paid	(408,268)	—	—	—	—	—	—	—	—	—	—	(408,268)
Payment for costs of extinguishment of debt	(64,818)											(64,818)
Penalty paid for debt prepayment	(81)	—	—	—	—	—	—	—	—	—	—	(81)
Payment for derivatives premiums	—	—	—	(22,804)	—	—	—	—	—	—	—	(22,804)

Total changes from financing cash flows	(397,939)	—	(43,851)	(22,804)	—	—	—	—	—	—	—	(464,594)

Effect of changes in foreign exchange rates	(161,628)	13	(5,929)	43	468	(1,151)	—	—	84,118	—	—	(84,066)

Changes arising from obtaining control of new subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—

Total equity-related other changes	—	—	—	—	68,111	—	1,131	80,918	—	(68,111)	19,872	101,921

Other changes
Assets acquired through new leases	—	—	14,737	—	—	—	—	—	—	—	—	14,737
Acquisition of derivative with premiums financing	—	—	—	103,971	—	—	—	—	—	—	—	103,971
Lease contracts cancelled		—	(673)	—	—	—	—	—	—	—	—	(673)
Extinguishment of Debt	64,818	—	—	—	—	—	—	—	—	—	—	64,818
Financial debt prepayment penalty	243	—	—	—	—	—	—	—	—	—	—	243
Interest expense	413,542	(143)	11,347	8,970	3,143	—	—	—	—	—	—	436,859
Transaction costs related to loans and borrowings	(6,300)	—	—	—	—	—	—	—	—	—	—	(6,300)
Unwind of derivative financial instruments net of premiums payable	—	—	—	(30,914)	—	—	—	—	—	—	—	(30,914)

Balance as of December 31, 2025	3,532,510	185	123,519	145,115	71,722	3,977	1,227,104	(192,615)	(148,652)	606,778	165,596	5,535,239

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

In thousands of soles	Financial loan	Deferred income	Lease liabilities	Derivatives premiums payable	Accounts payable related with exchange	Share capital/ premium	Retained earnings (losses)	Translation reserve	Merge reserve	Non- controlling interest	Total
Balance as of January 1, 2024	3,761,582	619	158,045	157,896	21,735	8,820	(366,899)	140,066	1,626,411	311,281	5,819,556
Changes in cash flows from financing
Proceeds from issuance of common stock in initial public offering, net of issuance costs	—	—	—	—	—	1,267,794	—	—	—	—	1,267,794
Payments of initial public offering costs	—	—	—	—	—	(15,908)	—	—	—	—	(15,908)
Proceeds from loans and borrowings	1,239,486	—	—	—	—	—	—	—	—	—	1,239,486
Payment for borrowings from financial obligations	(1,125,622)	—	—	—	—	—	—	—	—	—	(1,125,622)
Payment for costs of extinguishment of debt	—	—	—	—	(16,607)	—	—	—	—	—	(16,607)
Payment of lease liabilities	—	—	(45,593)	—	—	—	—	—	—	—	(45,593)
Trust funds	—	—	—	—	—	—	—	—	—	—	—
Interest paid	(450,982)	—	—	—	—	—	—	—	—	—	(450,982)
Penalty paid for debt prepayment	—	—	—	—	—	—	—	—	—	—	—
Acquisition of non-controlling interest	—	—	—	—	—	—	—	18,909	(1,076,628)	(159,910)	(1,217,629)
Dividends paid	—	—	—	—	—	—	—	—	—	—	—
Payment for derivatives premiums	—	—	—	(50,705)	—	—	—	—	—	—	(50,705)

Total changes from financing cash flows	(337,118)	—	(45,593)	(50,705)	(16,607)	1,251,886	—	18,909	(1,076,628)	(159,910)	(415,766)

Effect of changes in foreign exchange rates	(268,512)	(48)	(4,256)	(4,201)	—	—	—	(391,745)	—	—	(668,762)

Changes arising from obtaining control of new subsidiaries	—	—	—	—	—	—	—	—	—	—	—

Changes in fair value	—	—	—	—	—	—	—	—	—	—	—
Total equity-related other changes	—	—	—	—	—	(34,733)	93,366	—	125,106	(5,647)	178,092

Other changes
Assets acquired through new leases	—	—	26,837	—	—	—	—	—	—	—	26,837
Acquisition of derivative with premiums financing	—	—	—	60,957	—	—	—	—	—	—	60,957
Lease contracts cancelled	—	—	—	—	—	—	—	—	—	—	—
Debt exchange	5,595	—	—	—	—	—	—	—	—	—	5,595
Interest expense	459,157	(256)	12,855	7,451	—	—	—	—	—	—	479,207
Transaction costs related to loans and borrowings	(930)	—	—	—	—	—	—	—	—	—	(930)
Unwind of derivative financial instruments net of premiums payable	—	—	—	(85,549)	—	—	—	—	—	—	(85,549)

Balance as of December 31, 2024	3,619,774	315	147,888	85,849	5,128	1,225,973	(273,533)	(232,770)	674,889	145,724	5,399,237

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

In thousands of soles	Financial loan	Deferred income	Lease liabilities	Derivatives premiums payable	Trust funds	Share capital/ premium	Retained earnings (losses)	Merge reserve	Non- controlling interest	Total
Balance as of January 1, 2023	3,348,647	880	162,922	75,375	(96,674)	622,592	(90,982)	699,333	493,082	5,215,175
Changes in cash flows from financing
Proceeds from loans and borrowings	4,871,380	—	—	—	—	—	—	—	—	4,871,380
Payment for borrowings from financial obligations	(4,520,827)	—	—	—	—	—	—	—	—	(4,520,827)
Payment of lease liabilities	—	—	(42,530)	—	—	—	—	—	—	(42,530)
Trust funds	—	—	—	—	94,539	—	—	—	—	94,539
Interest paid	(566,774)	—	—	—	—	—	—	—	—	(566,774)
Penalty paid for debt prepayment	(53,285)	—	—	—	—	—	—	—	—	(53,285)
Contributions from non-controlling shareholder	—	—	—	—	—	—	—	(1,016)	1,032	16
Dividends paid	—	—	—	—	—	—	—	—	(6,841)	(6,841)
Payment for derivatives premiums	—	—	—	(51,141)	—	—	—	—	—	(51,141)

Total changes from financing cash flows	(269,506)	—	(42,530)	(51,141)	94,539	—	—	(1,016)	(5,809)	(275,463)

Effect of changes in foreign exchange rates	81,760	(7)	6,129	5,237	3,172	—	—	—	—	96,291

Changes arising from obtaining control of new subsidiaries	—	—	—	—	—	—	—	—	—	—

Changes in fair value	—	—	—	—	—	—	—	—	—	—
Total equity-related other changes	—	—	—	—	—	(613,772)	(275,917)	928,094	(175,992)	(137,587)

Other changes
Assets acquired through new leases	—	—	18,233	—	—	—	—	—	—	18,233
Acquisition of derivative with premiums financing	—	—	—	124,349	—	—	—	—	—	124,349
Lease contracts cancelled	—	—	(174)	—	—	—	—	—	—	(174)
Debt exchange	40,581	—	—	—	—	—	—	—	—	40,581
Interest expense	507,198	(254)	13,465	4,076	(1,037)	—	—	—	—	523,448
Transaction costs related to loans and borrowings	(383)	—	—	—	—	—	—	—	—	(383)
Financial debt prepayment penalty	53,285	—	—	—	—	—	—	—	—	53,285

Balance as of December 31, 2023	3,761,582	619	158,045	157,896	—	8,820	(366,899)	1,626,411	311,281	5,657,755

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

16.	Trade Accounts Payable
As of December 31, the trade accounts payable of the Group are stated in the following currencies:

In thousands of soles	2025	2024	2023
Soles	324,211	300,068	219,546
U.S. dollars	69,712	73,537	62,786
COP	487,464	438,871	408,018
Euros	—	—	461
MXN	173,458	121,530	62,444

	1,054,845	934,006	753,255

Current	1,053,395	931,265	749,349

Non-current	1,450	2,741	3,906

Trade accounts payable are mainly related to the acquisition of supplies, materials and services for the Group’s performance. These accounts payable have current maturity and do not bear interest and generally have payment terms of 105 days, 96 days and 168 days in the subsidiaries located in Peru, Mexico and Colombia, respectively, including the supplier finance arrangement of the Group.
As of December 31, 2025, 2024 and 2023, they include: (i) medical fees payable by the Peruvian, Colombian and Mexican subsidiaries amounting to S/ 51,526 thousand, S/ 46,364 thousand and S/ 28,652 thousand, respectively, and (ii) contract liabilities related to the advance consideration received from patients for healthcare services, for which revenue is recognized over time amounting to S/ 22,599 thousand, S/ 23,800 thousand and S/ 17,291 thousand, respectively. They are stated in soles, COP and MXN and have current maturity.
Likewise, the Group participates in a supplier finance arrangement under which its suppliers may elect to receive early payment of their invoices from a bank by factoring their receivables from the Group. Under the arrangement, a bank agrees to pay amounts to a participating supplier in respect of invoices owed by the Group and receives settlement from the Group later. The principal purpose of this program is to facilitate efficient payment processing and provide the willing suppliers early payment terms, compared with the related invoice payment due date. The Group has not derecognized the original trade payables relating to the arrangement because neither a legal release was obtained nor was the original liability substantially modified on entering into the arrangement. From the Group’s perspective, the arrangement does not significantly extend payment terms beyond the normal terms agreed with other suppliers that are not participating. All payables under the arrangement are classified as current as at 31 December 2025, 2024 and 2023. As of December 31, 2025, December 31, 2024 and December 31, 2023, the amounts related to supplier factoring facility are S/ 154,602 thousand, S/ 155,887 thousand and S/ 107,996 thousand, respectively. The payments to the bank are included within operating cash flows because they continue to be part of the normal operating cycle of the Group and their principal nature remains operating – i.e., payments for the purchase of goods and services. The payments to a supplier by the bank are considered non-cash
transactions and amounted to S/ 437,019 thousand, S/ 477,849 thousand and S/ 306,660 thousand at December 31, 2025, December 31, 2024 and December 31, 2023, respectively.
As of December 31, 2025, 2024 and 2023 the
non-current
portion corresponds to payments agreements with suppliers of the Colombian subsidiaries with maturities between 12 and 36 months.

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

17.	Other Accounts Payable
As of December 31, this caption includes the following:

In thousands of soles	Note		2025	2024	2023
Current
Employee benefits (c)			86,731	108,344	120,826
Taxes payable			69,483	100,490	97,323
Derivatives Fx premiums and accounts payable for “unwind” (b)			19,348	30,512	65,377
Constructions in progress and medical equipment payable			1,795	5,150	3,421
Deposits in guarantee			1,300	1,259	1,083
Commissions payable (a)			3,333	3,682	2,755
Contingent consideration (d)			—	—	64,008
Account payables to former shareholder (d)	22	(d)	5,053	19,832	85,265
Other accounts payable (e)			38,422	20,294	23,542

			225,465	289,563	463,600

Non-current
Employee benefits (c)			7,031	5,724	6,977
Derivatives Fx premiums and accounts payable for “unwind” (b)			125,767	55,337	92,519
Liability for purchase of non-controlling interest	24	(e)	71,722	—	—
Put liability			—	—	121,636
Account payables to former shareholder (d)	22	(d)	7,917	12,089	—
Other accounts payable			9,503	—	—

			221,940	73,150	221,132

(a)	Corresponds to the sales commissions payable for the sales of corporate and individual oncologic healthcare plans.
(b)	Derivatives premiums financing:
As of December 31, 2025, 2024 and 2023, the balance corresponds to the liabilities payable of the premiums of the “Call Spread and Single Call” agreements with semi-annual equal payments (note 8).

In thousands of soles	Maturity	Currency of origin	Annual nominal interest rate	Current portion	Non-current portion	December 31, 2025
JPMorgan	2032	S/	9.27%	5,469	40,432	45,901
JPMorgan	2032	S/	9.22%	7,951	58,702	66,653
Santander Bank	2029	S/	8.34%	4,238	14,190	18,428
Santander Bank	2032	S/	9.21%	1,690	12,443	14,133

				19,348	125,767	145,115

In thousands of soles	Maturity	Currency of origin	Annual nominal interest rate	Current portion	Non-current portion	December 31, 2024
Citibank	2025	S/	1.67%	2,983	—	2,983
Citibank	2028	S/	1.30%	102	260	362
Citibank	2026	S/	1.67%	3,459	3,535	6,994
Citibank	2028	S/	1.30%	2,490	6,348	8,838
Deutsche Bank	2029	S/	10.88%	19,058	43,972	63,030
Santander Bank	2026	S/	2.53%	2,420	1,222	3,642

				30,512	55,337	85,849

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

In thousands of soles	Maturity	Currency of origin	Annual nominal interest rate	Current portion	Non-current portion	December 31, 2023
Citibank	2025	S/	1.67%	18,259	18,907	37,166
Citibank	2028	S/	1.30%	2,493	8,814	11,307
Citibank	2026	S/	1.67%	3,416	6,983	10,399
Citibank	2028	S/	1.30%	102	361	463
Citibank	2024	S/	0.72%	3,460	—	3,460
Santander Bank	2026	S/	2.53%	37,647	57,454	95,101

				65,377	92,519	157,896

(c)
Corresponds to compensation and other short-term benefits payable to personnel of S/ 84,895 thousand (S/ 106,762 thousand and S/ 118,895 thousand for December 31, 2024 and 2023, respectively). Also, includes a defined benefit liability of Mexican subsidiaries as of December 31, 2025 amounted to S/ 8,867 thousand (S/ 7,306 thousand and S/ 8,907 thousand for December 31, 2024 and December 31, 2023, respectively). There are no plan assets.

The following table shows a reconciliation from the opening balances to the closing balances for the defined benefit liability and its components:

In thousands of soles	Seniority premium	Retirement benefits	Total
2025
Balances as of January 1, 2025	7,306	—	7,306
Included in profit or loss
Current service cost	632	—	632
Cancellation retirement benefits	—	—	—
Interest cost	697	—	697
Benefits paid	(22)		(22)

	8,613	—	8,613

Included in OCI
Remeasurement of actuarial loss (gain) arising from:
Experience adjustment	(379)	—	(379)
Demographic assumptions	48	—	48
Financial assumptions	409	—	409
Exchange difference	176	—	176

	254	—	254

Balance at December 31, 2025	8,867	—	8,867

Current			1,836

Non-current			7,031

2024
Balances as of January 1, 2024	8,907	—	8,907
Included in profit or loss
Current service cost	736	—	736
Cancellation retirement benefits	—	—	—
Interest cost	680	—	680
Benefits paid	(20)	—	(20)

	10,303	—	10,303

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

In thousands of soles	Seniority premium	Retirement benefits	Total
Included in OCI
Remeasurement of actuarial loss (gain) arising from:
Experience adjustment	(1,166)	—	(1,166)
Financial assumptions	(357)	—	(357)
Exchange difference	(1,474)	—	(1,474)

	(2,997)	—	(2,997)

Balance at December 31, 2024	7,306	—	7,306

Current			1,582

Non-current			5,724

2023
Balances as of January 1, 2023	5,030	230	5,260
Business combination balances	248	—	248
Included in profit or loss
Current service cost	472	24	496
Cancellation retirement benefits	—	(292)	(292)
Interest cost	478	19	497
Benefits paid	(244)	—	(244)

	5,984	(19)	5,965

Included in OCI
Remeasurement of actuarial loss (gain) arising from:
Experience adjustment	2,122	—	2,122
Financial assumptions	80	—	80
Exchange difference	721	19	740

	2,923	19	2,942

Balance at December 31, 2023	8,907	—	8,907

Current			1,931

Non-current			6,976

The following were the principal actuarial assumptions at the reporting date (expressed as weighted averages):

In percent	Seniority premium	Retirement benefits
2025
Discount rate	9.10% - 9.30%	—
Salary growth rate	5.00% - 5.50%	—
Rate of increase in minimum wage	4.00% - 5.20%	—
2024
Discount rate	10.50% - 10.70%	—
Salary growth rate	5.00% - 5.50%	—
Rate of increase in minimum wage	5.20% - 4.00%	—
2023
Discount rate	9.10% - 9.35%	—
Salary growth rate	5.00% - 5.50%	—
Rate of increase in minimum wage	5.20% - 4.00%	—

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

In thousands of soles	Seniority premium	Retirement benefits	Total
2025
Discount rate sensitivity analysis
Effect of an increase of 0.50%
Defined Benefit Obligation impact	(119)	—	(119)
Current Service Cost impact	(11)	—	(11)
Effect of a decrease of 0.50%
Defined Benefit Obligation impact	129	—	129
Current Service Cost impact	12	—	12
Salary increase rate sensitivity analysis
Effect of an increase of 0.50%
Defined Benefit Obligation impact	107	—	107
Current Service Cost impact	16	—	16
Effect of a decrease of 0.50%
Defined Benefit Obligation impact	(58)	—	(58)
Current Service Cost impact	8	—	8
2024
Discount rate sensitivity analysis
Effect of an increase of 0.50%
Defined Benefit Obligation impact	(110)	—	(110)
Current Service Cost impact	(9)	—	(9)
Effect of a decrease of 0.50%
Defined Benefit Obligation impact	119	—	119
Current Service Cost impact	11	—	11
Salary increase rate sensitivity analysis
Effect of an increase of 0.50%
Defined Benefit Obligation impact	83	—	83
Current Service Cost impact	12	—	12
Effect of a decrease of 0.50%
Defined Benefit Obligation impact	(49)	—	(49)
Current Service Cost impact	6	—	6
2023
Discount rate sensitivity analysis
Effect of an increase of 0.50%
Defined Benefit Obligation impact	(121)	—	(121)
Current Service Cost impact	(12)	—	(12)
Effect of a decrease of 0.50%
Defined Benefit Obligation impact	131	—	131
Current Service Cost impact	13	—	13
Salary increase rate sensitivity analysis
Effect of an increase of 0.50%
Defined Benefit Obligation impact	87	—	87
Current Service Cost impact	13	—	13
Effect of a decrease of 0.50%
Defined Benefit Obligation impact	(48)	—	(48)
Current Service Cost impact	6	—	6

(d)
As of December 31, 2024, the Group entered into agreements with selling shareholders of Oncomedica S.A.S. who had the contingent consideration, generating short and long-term payment commitments; therefore, the “Contingent consideration” was reclassified to “Account payable to former shareholder” for an amount of S/ 17,178 thousand.

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

(e)
As of December 31, 2025, other accounts payable include collections in favor of Citibank del Perú S.A. and Fideicomiso Santander for S/ 28,997 thousand. As of December 31
,
2024 and 2023, other accounts payable include collections in favor of Citibank del Perú S.A.A for S/ 12,962 thousand and S/ 18,399 thousand, respectively, under the factoring contracts signed with the Group’s companies.

18.	Provisions
As of December 31, this caption includes the following:

In thousands of soles	Outstanding claims reserve (i)	Other provisions	Total
As of January 1, 2023	113	19,861	19,974
Annual provision	—	1,176	1,176
Paid during the year	(8)	(4,320)	(4,328)
Exchange difference	—	2,252	2,252

As of December 31, 2023	105	18,969	19,074

As of January 1, 2024	105	18,969	19,074
Annual provision	—	1,001	1,001
Paid during the year	(69)	(5,649)	(5,718)
Exchange difference	—	(2,111)	(2,111)

As of December 31, 2024	36	12,210	12,246

As of January 1, 2025	36	12,210	12,246
Annual provision	—	1,344	1,344
Paid during the year	—	(3,716)	(3,716)
Exchange difference	—	287	287

As of December 31, 2025	36	10,125	10,161

(i)	Outstanding claims reserve represents the Group’s outstanding third-party obligations and do not include amounts related to the Group’s customers that are part of the insurance premium program.
Outstanding claims reserve
These provisions include unsettled events based on the notices for claims received up to the consolidated financial statements date.
Other provisions
As of December 31, 2025, they include mainly the estimate of provision for present obligation from civil, labor and tax judicial processes amounting to S/ 2,722 thousand of Colombian subsidiaries, S/ 1,358 thousand for the Group’s Peruvian subsidiaries and S/ 6,045 thousand from Mexican subsidiaries.
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

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

19.	Equity

A.	Share capital
As of December 31, 2025, the share capital is represented by 30,095,388 class “A” ordinary shares with a par value of US$ 0.01 each and 43,917,577 class “B” ordinary shares with a par value of US$ 0.10 each. The class A shares and class B shares will be entitled to participate equally in distributions made by the Group, with economic entitlement proportionate to the number of shares held (and not the voting power of a shareholder).
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
On January 13, 2025, the Extraordinary Shareholders Meeting approved to increase the share capital by S/ 2 thousand. This amount corresponds to the shares from the Restricted Share Awards 2024.
As of December 31, 2025 the share capital structure of the class “B” is as follows:

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

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

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
According to the Companies Act, the Company is required to allocate at least 5% of its annual net income to a legal reserve after deducting accumulated losses. This allocation is required until the reserve equals 10% of paid-in
capital. The legal reserve can be used to compensate losses in the absence of non-distributed
earnings or no restricted reserves and must be restored with future earnings. This reserve may also be capitalized, but it shall be subsequently restored.
As of December 31, 2025, the Group allocated S/ 16,696 thousand to a legal reserve (as of December 2024 and 2023 the Group allocated S/ 13,230 thousand and 23,468 to a legal reserve, respectively).

C.	Translation reserve
Translation reserve includes all exchange differences resulting from the translation of the financial statements of foreign operations. As of December 31, 2025, 2024 and 2023, the Group recognizes the translation differences of the consolidated financial statements of the subsidiary Auna Colombia S.A.S. and Auna México in translation reserve of the consolidated statement of profit or loss and other comprehensive income.

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

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

In August 2025, the Group entered into an agreement with the minority shareholder of Oncomédica S.A.S. to acquire an additional of 18.07%
non-controlling
interest in 2031. The purchase consideration will be determined by a valuation mechanism based on multiple of 2031 Oncomédica’s EBITDA. As the minority shareholders retain access to the returns associated with their underlying ownership interest, the Group applied the present-access method. Consequently, the Group recognized a liability for mandatory purchase of non-controlling
interest at its fair value of S/ 68,111 thousand, classified under “Other Accounts Payable” against “Merge and Other Reserves” in equity. As of December 31, 2025, the carrying amount of the liability is S/ 71,722 thousand, reflecting changes in fair value recognized in “Net Finance Costs” for S/ 3,143 thousand (note 24).

G.	Non-controlling interests
The following table summarizes the information related to each of the Group´s subsidiaries that has material NCI, before any intra-group eliminations.

In thousands of soles	Clínica Vallesur	Clínica Miraflores	PMLA	Clinica Portoazul	Oncomedica	Total
December 31, 2025
NCI percentage	11.77%	2.18%	0.15%	39.00%	31.19%

Net assets	20,170	(14,362)	821,875	129,444	358,246	1,315,373

Net assets attributable to NCI	2,374	(313)	1,315	50,483	111,737	165,596

Profit (loss)	6,406	(1,916)	35,247	(695)	40,991	80,033
Other Comprehensive Income (OCI)	—	—	23,125	5,782	13,767	42,674

Total comprehensive income	6,406	(1,916)	58,372	5,087	54,758	122,707

Profit allocated to NCI	754	(42)	56	(267)	12,785	13,286
OCI allocated to NCI	—	—	37	2,255	4,294	6,586

Total comprehensive income allocated to NCI	754	(42)	93	1,988	17,079	19,872

In thousands of soles	Clínica Vallesur	Clínica Miraflores	PMLA	Clinica Portoazul	Oncomedica	Total
December 31, 2024
NCI percentage	11.77%	2.66%	0.16%	39.00%	31.19%

Net assets	13,764	(10,188)	762,500	124,354	303,485	1,193,915

Net assets attributable to NCI	1,620	(271)	1,220	48,498	94,657	145,724

Profit (loss)	8,497	(2,927)	39,737	(697)	44,152	88,762
Other Comprehensive Income (OCI)	—	—	(42,500)	(16,128)	(37,329)	(95,957)

Total comprehensive income	8,497	(2,927)	(2,763)	(16,825)	6,823	(7,195)

Profit allocated to NCI	1,000	(78)	64	(272)	13,771	14,485
OCI allocated to NCI	—	—	(68)	(6,290)	(11,643)	(18,001)

Total comprehensive income allocated to NCI	1,000	(78)	(4)	(6,562)	2,128	(3,516)

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

In thousands of soles	Clínica Vallesur	Clínica Miraflores	PMLA	Clinica Portoazul	Oncomedica	Auna Salud	Total
December 31, 2023
NCI percentage	30.47%	23.30%	21.38%	51.93%	44.84%	21.20%

Net assets	5,268	(7,293)	611,304	141,179	312,257	(154,070)	908,645

Net assets attributable to NCI	1,605	(1,699)	130,704	73,317	140,016	(32,662)	311,281

Profit (loss)	3,023	(4,782)	20,519	(2,699)	43,470	81,566	141,097
Other Comprehensive Income (OCI)	—	—	96,957	27,064	55,867	188,499	368,387

Total comprehensive income	3,023	(4,782)	117,476	24,365	99,337	270,065	509,484

Profit allocated to NCI	921	(1,114)	4,387	(1,402)	19,492	17,293	39,577
OCI allocated to NCI			20,731	14,055	25,051	39,961	99,798

Total comprehensive income allocated to NCI	921	(1,114)	25,118	12,653	44,543	57,254	139,375

In 2024 and 2023, the Group paid dividends to
non-controlling
shareholders for, S/ 1,150 thousand and S/ 6,841 thousand, respectively.

20.	Revenue

A.	Revenue streams
The Group generates revenue primarily from the sale of oncologic healthcare plans and healthcare services to its customers.
This caption includes the following:

In thousands of soles	2025	2024	2023
Revenue from contracts with customers
Healthcare services (i)	2,918,881	3,012,454	2,695,860
Sale of medicines	334,962	320,700	265,865

Total revenue from contracts with customers	3,253,843	3,333,154	2,961,725

Insurance revenue	1,131,455	1,052,958	914,182

Total revenue	4,385,298	4,386,112	3,875,907

Insurance revenue includes the following:

In thousands of soles	2025	2024	2023
Oncology plans	872,383	799,605	723,029
General healthcare services plans	259,072	253,353	191,153

Total insurance revenue	1,131,455	1,052,958	914,182

Timing of revenue recognition
Products transferred at a point in time	334,962	320,700	265,865
Products and services transferred over time	2,918,881	3,012,454	2,695,860

Total revenue from contracts with customers	3,253,843	3,333,154	2,961,725

(i)	The amounts reported in the Healthcare services revenue line item do not include revenue recognized for customers that are part of the Company’s insurance premium program.

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

B.	Disaggregation of revenue from contracts with customers
This caption includes the following:

In thousands of soles	Oncosalud Peru	Healthcare services segments	Total
For the year ended December 31, 2025
Primary geographical markets
Peru	1,125,381	786,227	1,911,608
Colombia	—	1,434,924	1,434,924
Mexico	—	1,038,766	1,038,766
For the year ended December 31, 2024
Primary geographical markets
Peru	1,030,432	718,051	1,748,483
Colombia	—	1,443,032	1,443,032
Mexico	—	1,194,597	1,194,597
For the year ended December 31, 2023
Primary geographical markets
Peru	895,507	657,923	1,553,430
Colombia	—	1,192,089	1,192,089
Mexico	—	1,130,388	1,130,388

C.	Contract balances
The following table provides information about receivables from contracts with customers.

In thousands of soles	Note	2025	2024	2023
Trade accounts receivable	5	1,043,278	962,457	861,336
Contract liabilities, which are included in “trade accounts payable”	16	(22,599)	(23,800)	(17,291)
The contract assets primarily relate to the Group’s rights to consideration for service completed but not billed at the reporting date. The contract assets are transferred to receivables when the rights become unconditional. This usually occurs when the Group issues an invoice to the customer. There are no contract assets as of December 31, 2025, 2024 and 2023.
The contract liabilities primarily relate to the advance consideration received from patients for healthcare services, for which revenue is recognized over time. This will be recognized as revenue over the next 12 months.

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

21.	Cost of Sales and Services, Selling Expenses and Administrative Expenses
This caption includes the following:

In thousands of soles	Note	Cost of sales and services			Selling expenses			Administrative expenses			Total
		2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023
Medicines		1,143,319	1,143,359	1,022,220	—	—	—	—	—	—	1,143,319	1,143,359	1,022,220
Auxiliary services and clinical laboratory		97,792	88,989	70,904	—	—	—	—	—	—	97,792	88,989	70,904
Room service for inpatients		59,241	85,490	48,498	—	—	—	—	—	—	59,241	85,490	48,498
Surgery fees		239,786	205,414	188,816	—	—	—	—	—	—	239,786	205,414	188,816
Medical consultation fees		106,010	89,373	97,796	—	—	—	—	—	—	106,010	89,373	97,796
Insurance contracts		49,463	47,624	41,433	—	—	—	—	—	—	49,463	47,624	41,433
Personnel expenses (a) (c)		700,740	722,950	668,637	70,300	68,332	70,181	370,050	364,298	334,578	1,141,090	1,155,580	1,073,396
Services provided by third parties (b) (c)		163,862	141,723	147,185	141,374	120,469	118,076	246,627	244,166	206,476	551,863	506,358	471,737
Depreciation	11, 13	110,338	116,907	134,879	955	22	13	32,357	25,944	24,127	143,650	142,873	159,019
Amortization	12	1,664	2,047	2,005	813	—	—	76,304	74,226	74,726	78,781	76,273	76,731
Other management charges (c)		49,034	16,917	18,183	6,912	8,566	5,622	61,813	54,758	42,439	117,759	80,241	66,244
Tax expenses		336	26	5	505	86	51	25,521	25,285	22,219	26,362	25,397	22,275

		2,721,585	2,660,819	2,440,561	220,859	197,475	193,943	812,672	788,677	704,565	3,755,116	3,646,971	3,339,069

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

(a)	Personnel expenses include the following:

In thousands of soles	2025	2024	2023
Remunerations	748,544	733,614	680,560
Legal bonuses	78,585	72,769	71,372
Health insurance for employees	118,995	117,947	104,444
Bonuses	17,589	33,808	42,834
Severance payments	49,372	53,281	49,061
Vacations	47,527	45,703	42,841
Employees’ profit sharing	24,049	36,188	32,817
Board of Directors’ remuneration	5,068	5,781	5,027
Equity-settled share-based payment expenses	11,192	9,145	3,675
Compensation to personnel	7,796	13,647	9,211
Training	2,054	1,647	1,995
Other benefits	30,319	32,050	29,559

	1,141,090	1,155,580	1,073,396

The average worldwide full-time equivalent headcount was 15,254, 14,804 and 14,958, respectively, for the years ended December 31, 2025, 2024 and 2023, respectively.

(b)	Services provided by third parties include the following:

In thousands of soles	2025	2024	2023
Sales commissions	80,846	62,268	66,303
Advisory and consulting fees	102,289	74,711	61,647
Leases	60,625	63,741	58,927
Credit card commissions	34,228	31,425	27,569
Service and repair	77,459	73,353	74,805
Custodial and cleaning services	53,612	50,897	38,121
Advertisement	30,055	27,199	24,019
Utilities	48,811	55,571	60,937
Hosting	17,971	18,107	14,925
Collection expenses	2,595	1,697	889
Travel and entertainment expenses	4,904	3,163	3,399
Others	38,468	44,226	40,196

	551,863	506,358	471,737

(c)
For the years ended December 31, 2025, 2024, and 2023 personnel expenses, services provided by third parties and other management charges include the amortization of the account “insurance acquisition cash flows” of S/ 148,660 thousand, S/ 129,973 thousand, S/ 140,438 thousand, respectively (note 32).

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

22.	Other Income
This caption includes the following:

In thousands of soles	2025	2024	2023
Income for parking (a)	10,877	5,087	3,807
Indemnification for claims	2,389	1,480	800
Investment property rentals	17,353	16,406	15,759
Increase in fair value of investment property	106	161	116
Receivable recoveries (b)	1,091	7,043	8,893
Other income for derecognition of other accounts payables to former shareholders (d)	—	46,613	—
Other income for reversal of contingent consideration	—	—	4,095
Gain on sale of property, furniture and equipment	1,900	118	4,307
Debt forgiveness and donations received	—	—	12
Others (c)	9,448	10,678	12,324

	43,164	87,586	50,113

(a)	Corresponds to the administration, parking and valet parking services provided by the clinics. Income for parking is recognized once the service has been rendered.
(b)	Mainly corresponds to recoveries of receivables that were expected as uncollectable at the acquisition date of Oncomedica S.A.S.
(c)	Mainly corresponds to income from food services (cafeteria), income from teaching services and other miscellaneous income of the Mexican Component.
(d)
This caption includes S/ 46,613 thousand for the derecognition of a portion of other account payables to former shareholders of Hospital y Clínica OCA, S.A. de C.V. (OCA). This other account payable corresponds to the Holdback at the acquisition of OCA to compensate to Group for any subsequent indemnification (note 17).

On April 2025, the Group canceled the accounts payable to former shareholders from Hospital y Clínica OCA.
The movement of account payables to former shareholders is the following:

In thousands of soles	Note	2025	2024	2023
Balances as of January 1,		31,921	85,265	90,134
Interest expense		1,251	4,896	4,290
Payments		(21,145)	(30,011)	(1,368)
Reversal		—	(46,613)
Hospital y Clínica OCA’s purchase price adjustment (*)		—	—	(8,193)
Transfer from Contingent consideration	17(d)	—	17,178
Acquired through business combination		—	—	1,347
Exchange difference		943	1,206	(945)

Balances as of December 31		12,970	31,921	85,265

(*)
In June 2023, the Group adjusted the purchase price of the acquisition of Hospital y Clínica OCA performed in October 2022 in accordance with the acquisition Share Purchase Agreement for S/ 8,193 thousand.

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

23.	Other Expenses

In thousands of soles	Note	2025	2024	2023
Changes in contingent consideration	24.d	—	—	20,927
Derecognition of other assets		—	2,112	—

		—	2,112	20,927

24.	Net Finance Costs
This caption includes the following:

In thousands of soles	2025	2024	2023
Finance income
Interest income under the effective interest	231	328	186
Cash flow hedges settlement - Swaps	1,971	3,285	—
Interest on term deposits	7,500	12,399	8,747
Exchange difference (a)	193,004	—	75,852
Interest income on other investments	11,189	8,358	8,030
Others	942	440	163

	214,837	24,810	92,978

In thousands of soles	Note	2025	2024	2023
Finance cost
Financial liabilities measured at amortized cost – interest expense (c)		423,620	471,248	522,258
Interest from leases liabilities		11,347	12,855	13,465
Exchange difference (a)		—	41,709	—
Cash flow hedges - reclassified from OCI for costs of hedging reserve		18,268	34,482	86,135
Change in fair value of contingent consideration (d)		—	2,492	2,011
Financial assets at FVTPL – net change in fair value: Derivate assets mandatorily measured at FVTPL		(971)	7,714	9,813
Extinguishment of debt	15.a	64,818	5,595	62,193
Financial debt prepayment penalty	15.a	243	—	53,285
Unwind of derivative financial instruments measured at FVOCI		68,473	7,550	—
Change in fair value of liability for purchase of non-controlling interest (e)		3,143	—	—
Cash flow hedges settlement - Swaps		21,758	3,781	—
Others (b)		40,591	46,167	34,622

		651,290	633,593	783,782

(a)
In 2025, the net exchange difference includes an effect for S/ 22,244 thousand (S/ 9,249 thousand and S/ 32,100 thousand in 2024 and 2023, respectively) for the cash flow hedges reclassified from OCI (note 8).

(b)	For years 2025, 2024 and 2023, this includes mainly cost of factoring for S/ 20,332 thousand, S/ 19,132 thousand and S/ 14,465 thousand, respectively.
(c)	For years 2025, 2024 and 2023, this includes S/ 143 thousand, S/ 256 thousand and S/ 339 thousand related to government grants of interest expenses (note 3.O), respectively.

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

(d)	The movement of contingent consideration is the following:

In thousands of soles	2025	2024	2023
Balances as of January 1,	—	64,008	69,470
Acquired through business combination	—	—	—
Reversal	—	—	(4,095)
Change in fair value of contingent consideration	—	2,492	2,011
Payment of contingent consideration	—	(47,174)	(36,143)
Transfer to Account payables to former shareholder, Note 17 (d)	—	(17,178)	—
Change in fair value of contingent consideration	—	—	20,927
Exchange difference		(2,148)	11,838

Balances as of December 31	—	—	64,008

(e)	The movement of liability for purchase of non-controlling interest is the following:

In thousands of soles	2025	2024	2023
Balances as of January 1,	—	—	—
Additions	68,111	—	—
Change in fair value	3,143	—	—
Exchange difference	468	—	—

Balances as of December 31,	71,722	—	—

25.	Earnings per Share
The earnings per ordinary share were determined based on the net profit attributable to shareholders of the Group and weighted-average number of shares outstanding as follows:

In thousands of soles	2025	2024	2023
Net profit (loss) for the year attributable to owners of the Company	97,614	110,271	(253,921)
Number of shares	74,012,965	73,970,299	43,917,577
Weighted average number of ordinary shares at December 31 (Basic)	74,012,965	67,330,955	43,917,577
Weighted average number of ordinary shares at December 31 (Diluted)	74,203,227	67,500,074	43,917,577

Basic earnings per share	1.32	1.64	(5.78)

Diluted earnings per share	1.32	1.63	(5.78)

On March 21, 2024, the Company completed its initial public offering (the “IPO”) of 30,000,000 shares of our Series A common stock at a price to the public of US$ 12.00 per share and the Company sold 30,000,000 of such shares, which are included in the calculation.
As of December 31, 2025, 3,967 options were excluded from the diluted weighted-average number of ordinary shared calculation because their effect would have been anti-dilutive (3,261 options as of December 31, 2024). The average market value of the Company’s shares for the purpose of calculating the dilutive effect of share options was based on quoted market prices for the year during which the options were outstanding.

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

As of December 31, 2023, the earnings per ordinary share were determined based on the net profit attributable to owners of the Company and the weighted-average number of shares of class B outstanding. The Group did not have dilutive potential ordinary shares as of December 31, 2023.
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
December 31, 2025, 2024 and 2023

B.	Information about reportable segments
Information related to each reportable segment is set out below. Segment profit (loss) before tax is used to measure performance because the chief operating decision maker believes that this information is the most relevant for the Group.

	Reportable segments
In thousands of soles	Oncosalud Peru	Healthcare services in Peru	Healthcare services in Colombia	Healthcare services in Mexico	Total reportable segments	Holding and eliminations	Total
2025
External revenues	1,125,381	786,227	1,434,924	1,038,766	4,385,298	—	4,385,298
Inter-segment revenue (i)	38,868	298,046	5,180	—	342,094	(342,094)	—

Segment revenue	1,164,249	1,084,273	1,440,104	1,038,766	4,727,392	(342,094)	4,385,298

External cost of service	(316,390)	(730,670)	(1,054,171)	(620,354)	(2,721,585)	—	(2,721,585)
Inter-segment cost of service (i)	(295,276)	(35,266)	—	—	(330,542)	330,542	—

Segment cost of service	(611,666)	(765,936)	(1,054,171)	(620,354)	(3,052,127)	330,542	(2,721,585)

Gross profit	552,583	318,337	385,933	418,412	1,675,265	(11,552)	1,663,713

External selling expenses	(180,342)	(22,654)	(5,373)	(13,836)	(222,205)	1,346	(220,859)

Segment selling expenses	(180,342)	(22,654)	(5,373)	(13,836)	(222,205)	1,346	(220,859)

External administrative expenses	(75,148)	(121,765)	(201,976)	(237,401)	(636,290)	—	(636,290)
Inter-segment administrative expenses	(5,061)	(7,631)	—	—	(12,692)	12,692	—
Corporate expenses	(75,936)	(64,811)	(14,389)	(12,690)	(167,826)	(8,556)	(176,382)

Segment administrative expenses	(156,145)	(194,207)	(216,365)	(250,091)	(816,808)	4,136	(812,672)

Impairment losses on trade receivables	(2,563)	(16,807)	(24,918)	(4,138)	(48,426)	372	(48,054)

Other expenses	(11,156)	(1,191)	—	—	(12,347)	12,347	—

Other income	2,789	6,978	8,940	29,901	48,608	(5,444)	43,164
Inter-segment other income	12,797	966	—	—	13,763	(13,763)	—

Other income	15,586	7,944	8,940	29,901	62,371	(19,207)	43,164

Segment operating profit (loss)	217,963	91,422	148,217	180,248	637,850	(12,558)	625,292

Share of profit of equity accounted investees, net of taxes	3,278	—	7,136	—	10,414	—	10,414
Exchange difference, net	1,996	4,460	73,491	16,090	96,037	96,967	193,004
Interest expense, net	(17,151)	(37,995)	(95,064)	(245,843)	(396,053)	(233,404)	(629,457)

Segment profit (loss) before tax	206,086	57,887	133,780	(49,505)	348,248	(148,995)	199,253

Other disclosures
Depreciation and amortization	(35,728)	(48,537)	(41,242)	(86,224)	(211,731)	(10,700)	(222,431)
Capital expenditure	(22,793)	(33,731)	(23,004)	(50,344)	(129,872)	(11,181)	(141,053)

Segment assets	2,408,375	1,032,322	2,464,878	3,144,939	9,050,514	(1,752,450)	7,298,064

Segment liabilities	1,113,312	618,896	1,361,484	1,959,986	5,053,678	478,030	5,531,708

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

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
December 31, 2025, 2024 and 2023

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
December 31, 2025, 2024 and 2023

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

In thousands of soles	2025	2024	2023
Revenue
Peru	1,911,608	1,748,483	1,553,430
Colombia	1,434,924	1,443,032	1,192,089
México	1,038,766	1,194,597	1,130,388

	4,385,298	4,386,112	3,875,907

Non-current assets (*)
Peru	909,284	908,301	871,520
Colombia	1,478,338	1,432,141	1,601,604
México	2,781,133	2,784,380	3,418,414

	5,168,755	5,124,822	5,891,538

(*)	Non-current assets exclude deferred tax assets and derivatives.

D.	Major customer
None of the revenue derives from transactions carried out with a single customer or counterparty which is equal to or greater than 10 percent or more of the total revenue of the Group for the years ended December 31, 2025, 2024 and 2023.

27.	Tax Matters
Tax regime applicable to income tax

A.
Income tax is determined on a separate basis; it is not consolidated. According to Peruvian, Colombian, Mexican and Luxembourg current legal legislations, the income tax is paid based on the statutory financial statements and tax losses, additions, and deductions established.

Tax rates

B.	The Group is subject to Peruvian, Colombian, Mexican and Luxembourg Tax Regimes as of December 31, 2025, 2024 and 2023.
The current income tax rates are 29.5% in Peru, 30% in Mexico and 35% in Colombia. In Luxembourg, since 2025, the Corporate Income Tax Rate decreased from 24.9% to 23.87%. The current income tax was calculated based on the taxable income.

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

Income tax determination

C.
The Group computed its taxable income for the years ended December 31, 2025, 2024 and 2023, and determined current income tax for S/ 166,788 thousand, S/ 202,526 thousand and S/ 161,066 thousand, respectively.

Income tax expense includes:

In thousands of soles	Note	2025	2024	2023
Current		166,788	202,526	161,066
Deferred	14	(78,435)	(142,707)	(70,896)

Income tax		88,353	59,819	90,170

Reconciliation of the income tax effective rate to the tax rate is presented as follows:

In thousands of soles	2025		2024		2023
Profit (loss) before income tax	199,253	100.00%	183,777	100.00%	(124,174)	100.00%

Tax using the Company’s domestic tax rate (a)	47,562	23.87%	45,760	24.90%	(30,919)	24.90%
Effect of tax rates of a subsidiary abroad	20,240	10.16%	12,504	6.80%	(5,095)	4.10%
Non deductible expenses	18,308	9.19%	3,318	1.81%	34,429	(27.73%)
Tax losses for which deferred tax asset was not recognized	839	0.42%	12,110	6.59%	63,234	(50.92%)
Derecognition of previously recognized deductible temporary differences	—	—	—	—	8,411	(6.77%)
Recognition of previously unrecognized tax losses	(2,284)	(1.15%)	(32,362)	(17.61%)	—	—
Changes in tax rate (Colombia)	—	—	116	0.06%	11,815	(9.51%)
Annual adjustment for inflation	3,160	1.59%	4,106	2.23%	7,432	(5.98%)
Changes in estimates related to prior years	528	0.26%	14,267	7.76%	863	(0.70%)

Income tax	88,353	44.34%	59,819	32.55%	90,170	(72.62%)

Tax losses carried forward

D.
The Group has recognized a deferred income tax asset related to the tax-loss
carryforward of those subsidiaries where it is more likely than not that the tax-loss
carryforward can be used to compensate future taxable net income.

As of December 31, 2025, the Group recognized deferred net tax assets for S/ 290,378 thousand (S/ 270,520 thousand and S/ 210,073 thousand as of December 31, 2024 and 2023, respectively) related to tax losses carried forward of the Group.
Deferred tax assets recognized for tax losses expire as follows:

In thousands of soles	2025	Expiration date	2024	Expiration date	2023	Expiration date
Expire	196,126	2026-2037	168,865	2025-2036	99,089	2024-2035
Never expire	94,252	—	101,655	—	110,984	—

Income tax	290,378		270,520		210,073

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

According to the Income Tax Act, as amended, the entities established in Peru can choose one of the following two methods to carry forward their tax losses:

(i)	The tax loss may be offset with future income until it is extinguished, applying said loss up to 50 percent of the taxable income per year, or

(ii)	The tax loss may be used until four years after it has been generated.
According to the Income Tax Act, as amended, the entities established in Colombia can use the following method to carry forward their tax losses:

(i)	Tax losses established until 2016 do not expire, while tax losses generated as of 2017 can be carried forward for 12 years.
According to the Income Tax Act, as amended, the entities established in Mexico can use the following method to carry forward their tax losses:

(ii)	Tax losses generated can be carried forward for 10 years.
According to the Income Tax Act, as amended, the entities established in Luxembourg use the following method to carry forward their tax losses:

(iii)	Tax losses generated can be carried forward for 17 years.
Unrecognized deferred tax assets

E.
Deferred tax assets for certain subsidiaries have not been recognized in respect of the following item, because it is not probable that future taxable profit will be available against which the Group can use the benefits therefrom.

	2025		2024		2023
In thousands of soles	Gross amount	Tax effect	Gross amount	Tax effect	Gross amount	Tax effect
Tax losses	2,842	839	41,051	12,110	214,354	63,234

	2,842	839	41,051	12,110	214,354	63,234

Temporary tax on net assets

F.
The Group is subject to the Temporary Tax on Net Assets (ITAN, from its Spanish acronym) in Peru. The taxable base is the prior period adjusted net asset value less depreciation and amortization, admitted by the Income Tax Law. The ITAN rate is 0.4% for 2023 and 2025 applied to the amount of net assets that exceed S/ 1,000,000. It may be paid in cash or in nine consecutive monthly installments. The amount paid may be used as a credit against payments of the general income tax regime for taxable periods from March to December of the fiscal period for which the tax was paid until maturity. As of December 31, 2025, the Group recognized S/ 6,996 thousand in Other assets (S/ 13,103 thousand and S/ 12,365 thousand as of December 31, 2024 and 2023, respectively).

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

Transfer pricing

G.
For the purpose of determining the Income Tax, the transfer prices of transactions with related parties and with companies domiciled in countries or territories that are noncooperating or low or zero tax countries or territories, or with entities or permanent establishments whose income, revenues or gains from said contracts are subject to a preferential tax regime, must be supported by documented information on the valuation methods used and the criteria considered for their determination. On the basis of the analysis of the operations of the Group’s subsidiaries, Management and its internal legal advisors believe that, as a consequence of the application of these standards, contingencies of the subsidiaries domiciled in Peru, Colombia, Mexico and Luxembourg will not arise as of December 31, 2025, 2024 and 2023.

Review of tax administration

H.
The Peruvian and Colombian tax authorities are entitled to audit and, if applicable, to correct the income tax calculated by the Group’s entities within the four years following the year of the tax return filing. The Group’s income tax returns for the years 2021 through 2025 are open for review by the Peruvian and Colombian tax authority. The Mexican and Luxembourg tax authorities are entitled to audit and, if applicable, to correct the income tax calculated by the Group’s entities within the five years following the year of the tax return filing. The income tax returns for the years 2019 through 2025 are open for review by the Mexican and Luxembourg tax authorities.

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

Management has analyzed the potential exposure of the Group to the Pillar Two, concluding that there is not any impact on the Group’s consolidated financial statements as of and for the year ended December 31, 2025 and Management also expects no significant impacts of Pillar Two in the coming years basically due has no expectation to obtain an effective tax rate of 15% or less in Peru, Colombia or Mexico in the coming years.

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

28.	Group Structure
The following table shows the companies that are part of the Group as of December 31, 2025, 2024 and 2023. All subsidiaries have been included in the consolidation:

In thousands of soles	Country of incorporation and operations	Percentage of common shares held by the Group (%)			Percentage of common shares held by the non-controlling interest
		2025	2024	2023	2025	2024	2023
Operating companies
Oncosalud S.A.C. (a)	Peru	99.99	99.99	78.79	0.01	0.01	21.21
Oncocenter Perú S.A.C. (b)	Peru	99.99	99.99	78.79	0.01	0.01	21.21
Servimédicos S.A.C. (b)	Peru	99.99	99.99	78.79	0.01	0.01	21.21
Clínica Bellavista S.A.C. (b)	Peru	99.99	99.99	78.79	0.01	0.01	21.21
Laboratorio Clínica Inmunológico Cantella S.A.C. (b)	Peru	99.99	99.99	78.79	0.01	0.01	21.21
Clínica Miraflores S.A. (b)	Peru	97.82	97.34	76.70	2.18	2.66	23.30
R&R Patólogos Asociados S.A.C. (b)	Peru	99.80	99.80	78.64	0.20	0.20	21.36
Clínica Vallesur S.A. (b)	Peru	88.23	88.23	69.53	11.77	11.77	30.47
GSP Trujillo S.A.C. (Clínica Camino Real) (b)	Peru	99.99	99.99	78.79	0.01	0.01	21.21
Medicser S.A.C. (Clínica Delgado) (b)	Peru	99.99	99.99	78.79	0.01	0.01	21.21
Patología Oncológica S.A.C. (b)	Peru	100.00	100.00	78.80	—	—	21.20
Oncogenomics S.A.C. (b)	Peru	100.00	100.00	78.80	—	—	21.20
Hospital y Clínica OCA S.A. de C.V. (a)	Mexico	100.00	100.00	100.00	—	—	—
DRJ Inmuebles, S.A. de C.V. (d)	Mexico	100.00	100.00	100.00	—	—	—
Inmuebles JRD 2000, S.A. de C.V. (d)	Mexico	100.00	100.00	100.00	—	—	—
Tovleja HG, S.A. (d)	Mexico	100.00	100.00	100.00	—	—	—
Auna Seguros, S.A.	Mexico	100.00	100.00	100.00	—	—	—
Oncomedica S.A.S. (a)	Colombia	68.81	68.81	55.16	31.19	31.19	44.84
Imat S.A.S. (a)	Colombia	68.81	68.81	55.16	31.19	31.19	44.84
Clínica Portoazul S.A. (b)	Colombia	61.00	61.00	48.07	39.00	39.00	51.93
Promotora Médica Las Américas S.A. (b)	Colombia	99.85	99.84	78.62	0.15	0.16	21.38
Instituto de Cancerología S.A. (a)	Colombia	99.85	99.84	78.62	0.15	0.16	21.38
Pre-operating companies
Consorcio Trecca S.A.C. (b)	Peru	99.99	99.99	99.99	0.01	0.01	0.01
Las Américas Farma Store S.A.S. (b)	Colombia	99.85	99.84	78.62	0.15	0.16	21.38
Sociedad Radio-Oncológica de Montería S.A. (b)	Colombia	68.81	68.81	55.16	31.19	31.19	44.84
Non-operating companies
Inversiones Mercurio S.A.C. (b)	Peru	97.82	97.34	76.70	2.18	2.66	23.30
Holdings companies
Grupo Salud Auna México, S.A. de C.V. (c)	Mexico	100.00	100.00	100.00	—	—	—
Auna Colombia S.A.S. (c)	Colombia	100.00	100.00	78.80	—	—	21.20
Auna Salud S.A.C. (c)	Peru	99.99	99.99	78.80	0.01	0.01	21.20
GSP Inversiones S.A.C. (c)	Peru	99.99	99.99	78.79	0.01	0.01	21.21
Operador Estratégico S.A.C. (c)	Peru	99.99	99.99	99.99	0.01	0.01	0.01
Other subsidiaries
GSP Servicios Generales S.A.C. (d)	Peru	99.99	99.99	78.79	0.01	0.01	21.21
GSP Servicios Comerciales S.A.C. (d)	Peru	99.99	99.99	78.79	0.01	0.01	21.21
Pro Med Las Américas LLC (d)	USA	99.85	99.84	78.62	0.15	0.16	21.38

(a)	Mainly dedicated to providing oncologic healthcare services.
(b)	Mainly dedicated to providing services through health centers (inpatients and outpatients).
(c)	Holdings of the Group. Auna Colombia is a holding located in the Republic of Colombia and Grupo Salud Auna México, S.A. de C.V. is a holding located in the Republic of Mexico.

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

(d)	Mainly dedicated to providing the Group with internal administrative, commercial, real estate and management services.
As of December 31, 2025, the total
non-controlling
interest amounts to S/ 165,596 thousand (S/ 145,724 thousand and S/ 311,281 thousand as of December 31, 2024 and 2023, respectively).

29.	Financial Risk and Insurance Management
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

In thousands of soles		Frequency	Frequency	Average cost per patient	Average cost per patient	Combined	Combined
2025
Change %		+5%	+10%	+5%	+10%	+5%	+10%
Cost of segment Oncosalud Peru	611,666	642,249	672,833	642,249	672,833	674,362	740,116
Frequency	4.40%	4.62%	4.84%	4.40%	4.40%	4.62%	4.84%
Average cost per patient	9.76	9.76	9.76	10.24	10.73	10.24	10.73
# of plan members	1,424,695	1,424,695	1,424,695	1,424,695	1,424,695	1,424,695	1,424,695

In thousands of soles		Frequency	Frequency	Average cost per patient	Average cost per patient	Combined	Combined
2024
Change %		+5%	+10%	+5%	+10%	+5%	+10%
Cost of segment Oncosalud Peru	586,391	615,711	645,030	615,711	645,030	646,496	709,533
Frequency	4.29%	4.50%	4.72%	4.29%	4.29%	4.50%	4.72%
Average cost per patient	10.01	10.01	10.01	10.51	11.02	10.51	11.02
# of plan members	1,365,028	1,365,028	1,365,028	1,365,028	1,365,028	1,365,028	1,365,028

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

In thousands of soles		Frequency	Frequency	Average cost per patient	Average cost per patient	Combined	Combined
2023
Change %		+5%	+10%	+5%	+10%	+5%	+10%
Cost of segment Oncosalud Peru	502,807	527,947	553,088	527,947	553,088	554,345	608,396
Frequency	4.49%	4.71%	4.94%	4.49%	4.49%	4.71%	4.94%
Average cost per patient	8.82	8.82	8.82	9.26	9.70	9.26	9.70
# of plan members	1,270,930	1,270,930	1,270,930	1,270,930	1,270,930	1,270,930	1,270,930
As of December 31, 2025, 2024 and 2023, reasonably possible changes in the most relevant variable of 5% and 10% could affect profit or loss by amounts shown below:

In thousands of soles	Fluctuations in variables (%)	2025	2024	2023
		Profit for the year	Profit for the year	Profit for the year
Frequency	5	(30,583)	(29,320)	(25,140)
Frequency	10	(61,167)	(58,639)	(50,281)
Average cost per patient	5	(30,583)	(29,320)	(25,140)
Average cost per patient	10	(61,167)	(58,639)	(50,281)
Combined	5	(62,696)	(60,105)	(51,538)
Combined	10	(128,450)	(123,142)	(105,589)
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
December 31, 2025, 2024 and 2023

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
The Group and its subsidiaries invoice the rendering of local services in the currency of the country in which they operate, which enables them to meet their obligations in their functional currency. Exchange rate risk arises mainly from loans and other liabilities held in U.S. dollars. To mitigate this risk, as of December 31, 2025, 2024 and 2023, the Group used derivative financial instruments to hedge the exposure to exchange rate risk, for more than 90% of its financial obligations.
As of December 31, the Group has the following assets and liabilities stated in U.S. dollars, COP and MXN:

In thousands of	2025			2024			2023
	US$	COP	MXN	US$	COP	MXN	US$	COP	MXN
Assets
Cash and cash equivalents	3,220	94,746,450	563,766	14,629	67,383,971	156,086	19,545	68,198,988	101,537
Trade accounts receivable	3,035	747,017,945	749,693	2,501	732,206,977	506,029	2,349	592,832,974	573,760
Other assets	2,270	107,911,311	158,746	2,033	67,499,144	62,643	1,431	53,926,570	46,428
Derivative financial instruments	16,092	—	—	16,185	—	37,005	22,175	—	—

	24,617	949,675,706	1,472,205	35,348	867,090,092	761,763	45,500	714,958,532	721,725

Liabilities
Loans and borrowings	(470,484)	(254,315,344)	(7,724,113)	(484,903)	(843,882,862)	(6,863,633)	(572,514)	(713,312,165)	(5,263,563)
Lease liabilities	(17,956)	(40,551,800)	(12,716)	(29,068)	(51,441,394)	—	(18,335)	(53,098,486)	—
Trade accounts payable	(20,851)	(531,086,731)	(928,907)	(20,069)	(513,900,964)	(665,868)	(14,122)	(426,350,789)	(340,669)
Other accounts payable	(2,597)	(86,596,625)	(381,164)	(4,740)	(136,340,317)	(484,050)	(26,479)	(308,351,354)	(948,193)
Derivative financial instruments	—	—	(334,965)	(1,034)	—	(210,787)	—	—	—

	(511,888)	(912,550,500)	(9,381,865)	(539,814)	(1,545,565,537)	(8,224,338)	(631,450)	(1,501,112,794)	(6,552,425)

Liability position, net	(487,271)	37,125,206	(7,909,660)	(504,466)	(678,475,445)	(7,462,575)	(585,950)	(786,154,262)	(5,830,700)

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

As of December 31, the exchange rate, used by the Group to translate the balances of assets and liabilities into foreign currency, has been published by the Peruvian Banking, Insurance and Pension Plan Agency (SBS), as follows:

In soles	2025	2024	2023
US$ 1 - Exchange rate - Buy (assets)	3.358	3.758	3.705
US$ 1 - Exchange rate - Sale (liabilities)	3.368	3.770	3.713
COP 1 - Exchange rate	0.000891	0.000854	0.000957
MXN 1- Exchange rate	0.186734	0.182513	0.219083
The Group recorded gain for net exchange difference of S/ 193,004 thousand in 2025, gain of S/ 41,709 thousand in 2024 and loss of S/ 75,852 thousand in 2023.
As of December 31, 2025, 2024 and 2023, a reasonably possible strengthening (weakening) of the U.S. dollar against the Peruvian Sol, COP and MXN at December 31 would have affected the measurement of financial instruments denominated in a foreign currency and affected equity and profit or loss by the amounts shown below:

In thousands of soles	Fluctuations in exchange rates (%)	2025		2024		2023
		Profit or loss for the fiscal year	Other comprehensive income	Profit or loss for the fiscal year	Other comprehensive income	Profit or loss for the fiscal year	Other comprehensive income
Weakening	5	84,771	(2,702)	97,959	(2,847)	112,908	(4,108)
Weakening	10	169,541	(5,404)	195,919	(5,694)	225,815	(8,216)
Strengthening	5	(84,771)	2,702	(97,959)	2,847	(112,908)	4,108
Strengthening	10	(169,541)	5,404	(195,919)	5,694	(225,815)	8,216

ii.	Interest rate risk
The Group adopts a policy of ensuring as a minimum 65% of its interest rate risk exposure is at a fixed rate. This is achieved by entering into fixed-rate
instruments and partly by borrowing at a floating rate and using interest rate swaps as hedges of the variability in cash flows attributable to movements in interest rates.
The Group determines the existence of an economic relationship between the hedging instrument and hedged item based on the reference interest rates, tenors, repricing dates and maturities and the notional or par amounts. The Group assesses whether the derivative designated in each hedging relationship is expected to be effective in offsetting changes in cash flows of the hedged item using the hypothetical derivative method. As of December 31, 2025 and 2024, the Group have financial derivative instruments in order to cover interest rate (Note 8).
As of December 31, 2025 and 2024, a reasonably possible strengthening (weakening) of interest rates as of December 31 would have affected results by the amounts shown below:

In thousands of Soles	Fluctuations in interest rates (%)	2025	2024
		Profit or (loss) for the fiscal year	Profit or (loss) for the fiscal year
Decrease	5	103,668	165,270
Decrease	10	207,337	330,642
Increase	5	(103,668)	(165,167)
Increase	10	(207,337)	(330,232)

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

C.	Credit risk
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
As of December 31, the exposure to credit risk of trade accounts receivable was the following:

In thousands of soles	2025	2024	2023
Peru	294,667	285,716	199,527
Colombia	727,942	662,272	580,450
México	144,512	96,533	126,657

	1,167,121	1,044,521	906,634

D.	Liquidity risk
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

•
In addition, following the liability management transaction executed on December, 2025 which was intended to reprofile Soles short-term debt into long-term maturities, Auna has revolving credit lines of S/ 549,415 thousand to use in case of cash flow needs. As of December 31, 2025, the Group had S/ 239,366 thousand drawn and S/ 310,049 thousand of availability under the revolving credit facility. As of December 31, 2024, the Group had S/ 446,068 thousand drawn and S/ 153,986 thousand of availability under the revolving credit facility. As of December 31, 2023, the Group had S/ 348,178 thousand drawn and S/ 139,283 thousand of availability under the revolving credit facility.

•
These credit lines are renewed every year. The interest rate applicable for the lines in Peru is a fixed rate that is agreed upon with the bank before the reception of the cash in Auna accounts and depends on the credit terms (up to 180 days). In the case of Colombia and Mexico lines, the interest rates applicable are a floating rate. The credit revolving lines available for Auna are with the following banks in Perú: Scotiabank: S/ 30,000 thousand; Banbif: S/ 16,815 thousand; BBVA: S/ 67,260 thousand; BCP: S/ 40,356 thousand; Interbank: S/ 13,452 thousand; Citibank: S/ 31,949 thousand; Pichincha: S/ 33,630 thousand, Santander: S/ 84,075 thousand and GNB: S/ 13,500 thousand. The available credit revolving lines in Colombia are around S/ 126,878 thousand and in Mexico are around S/ 91,500.

In addition, the Group monitors its liquidity risk based on the plans and guidelines established by Management.

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

The following table analyzes the Group’s financial liabilities classified per maturity based on the remaining contractual period as of the date of the consolidated statement of financial position. The amounts disclosed are contractual cash flows.

In thousands of soles	Carrying amount	Contractual cash flows	Less than 1 year	From 1 to 2 years	From 3 to 5 years	More than 5 years
2025
Trade accounts payable	1,054,845	1,054,845	1,053,395	1,450	—	—
Other accounts payable (*)	284,160	397,343	81,168	41,111	91,840	183,224
Loans and borrowings (**)	3,532,510	5,133,067	610,333	549,615	2,467,501	1,505,618
Lease liabilities (**)	123,519	161,632	37,252	39,287	47,362	37,731
Derivative financial instruments	62,550	74,027	23,542	21,506	28,979	—

	5,057,584	6,820,914	1,805,690	652,969	2,635,682	1,726,573

2024
Trade accounts payable	934,006	934,006	931,265	2,741	—	—
Other accounts payable (*)	148,155	174,601	83,955	36,820	53,826	—
Loans and borrowings (**)	3,619,774	5,048,548	1,041,977	650,674	3,288,042	67,855
Lease liabilities (**)	147,888	198,425	43,275	38,391	68,084	48,675
Derivative financial instruments	42,370	51,226	15,895	15,932	19,399	—

	4,892,193	6,406,806	2,116,367	744,558	3,429,351	116,530

2023
Trade accounts payable	753,255	753,255	749,349	3,906	—	—
Other accounts payable (*)	459,606	465,466	248,769	65,109	151,588	—
Loans and borrowings (**)	3,761,582	5,557,229	785,301	821,223	2,821,724	1,128,981
Lease liabilities (**)	158,045	218,196	44,295	40,231	73,425	60,245

	5,132,488	6,994,146	1,827,714	930,469	3,046,737	1,189,226

(*)	They do not include taxes payable, remunerations and other benefits payable.
(**)	They include contractual interest.
Management monitors the risk related to the liabilities included in the above-mentioned categories, and considers obtaining enough credit lines and having working capital to comply with the plans established by Management.
The Group manages the excess cash flow investing in short-term investments. In addition, at the end of fiscal years 2025, 2024 and 2023, the Group has credit lines for working capital that have not been used or used partially, which are enough to comply with short- and medium-term obligations.
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

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

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
During the year ended December 31, 2025, 2024 and 2023, the Group’s strategy was to maintain a leverage ratio not higher than 1.0. Based on this strategy, the Group maintains a leverage ratio of 0.64 in 2025 (0.68 and 0.66 in 2024 and 2023, respectively) as shown below:

In thousands of soles	2025	2024	2023
Total loans and borrowings	3,532,510	3,619,774	3,761,582
Less: Cash and cash equivalents	(335,441)	(235,745)	(241,133)

Net debt (A)	3,197,069	3,384,029	3,520,449

Plus: Total equity	1,766,356	1,622,940	1,776,566

Total adjusted equity (B)	4,963,425	5,006,969	5,297,015

Leverage ratio (A)/(B)	0.64	0.68	0.66

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

F.	Accounting classification and fair value
The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

	Carrying amount					Fair value
In thousands of soles	FVOCI – debt instruments	Fair value hedging instruments	Financial assets at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
As of December 31, 2025
Financial assets measured at fair value
Other investments	30,939	—	—	—	30,939	30,939	—	—	30,939
Derivative financial instruments	—	54,036	—	—	54,036	—	54,036	—	54,036

	30,939	54,036	—	—	84,975	30,939	54,036	—	84,975

Financial assets not measured at fair value
Cash and cash equivalents	—	—	335,441	—	335,441	—	—	—	—
Trade accounts receivable	—	—	1,043,278	—	1,043,278	—	—	—	—
Other assets (*)	—	—	40,961	—	40,961	—	—	—	—

	—	—	1,419,680	—	1,419,680	—	—	—	—

Financial liabilities measured at fair value
Derivative financial instruments	—	62,550	—	—	62,550	—	62,550	—	62,550
Liability for purchase of non-controlling interest	—	—	—	71,722	71,722	—	—	71,722	71,722

	—	62,550	—	71,722	134,272	—	62,550	71,722	134,272

Financial liabilities not measured at fair value
Loans and borrowings	—	—	—	3,532,510	3,532,510	—	3,706,441	—	3,706,441
Lease liabilities	—	—	—	123,519	123,519	—	—	—	—
Trade accounts payable	—	—	—	1,054,845	1,054,845	—	—	—	—
Other accounts payable (**)	—	—	—	212,438	212,438	—	—	—	—

	—	—	—	4,923,312	4,923,312	—	3,706,441	—	3,706,441

(*)	They do not include taxes receivable and prepayments.
(**)	They do not include taxes payable, prepayments and labor liabilities .

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

	Carrying amount					Fair value
In thousands of soles	FVOCI – debt instruments	Fair value hedging instruments	Financial assets at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
As of December 31, 2024
Financial assets measured at fair value
Other investments	100,510	—	—	—	100,510	100,510	—	—	100,510
Derivative financial instruments	—	67,472	—	—	67,472	—	67,472	—	67,472

	100,510	67,472	—	—	167,982	100,510	67,472	—	167,982

Financial assets not measured at fair value
Cash and cash equivalents	—	—	235,745	—	235,745	—	—	—	—
Trade accounts receivable	—	—	962,457	—	962,457	—	—	—	—
Other assets (*)	—	—	42,063	—	42,063	—	—	—	—

	—	—	1,240,265	—	1,240,265	—	—	—	—

Financial liabilities measured at fair value
Derivative financial instruments	—	42,370	—	—	42,370	—	42,370	—	42,370

	—	42,370	—	—	42,370	—	42,370	—	42,370

Financial liabilities not measured at fair value
Loans and borrowings	—	—	—	3,619,774	3,619,774	—	3,768,101	—	3,768,101
Lease liabilities	—	—	—	147,888	147,888	—	—	—	—
Trade accounts payable	—	—	—	934,006	934,006	—	—	—	—
Other accounts payable (**)	—	—	—	148,155	148,155	—	—	—	—

	—	—	—	4,849,823	4,849,823	—	3,768,101	—	3,768,101

(*)	They do not include taxes receivable and prepayments.
(**)	They do not include taxes payable, prepayments and labor liabilities .

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

	Carrying amount					Fair value
In thousands of soles	FVOCI – debt instruments	Fair value hedging instruments	Financial assets at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
As of December 31, 2023
Financial assets measured at fair value
Other investments	93,421	—	—	—	93,421	93,421	—	—	93,421
Derivative financial instruments	—	82,213	—	—	82,213	—	82,213	—	82,213

	93,421	82,213	—	—	175,634	93,421	82,213	—	175,634

Financial assets not measured at fair value
Cash and cash equivalents	—	—	241,133	—	241,133	—	—	—	—
Trade accounts receivable	—	—	861,336	—	861,336	—	—	—	—
Other assets (*)	—	—	35,798	—	35,798	—	—	—	—

	—	—	1,138,267	—	1,138,267	—	—	—	—

Financial liabilities measured at fair value
Contingent consideration	—	—	—	64,008	64,008	—	—	64,008	64,008
Put liability	—	—	—	121,636	121,636	—	—	121,636	121,636

	—	—	—	185,644	185,644	—	—	185,644	185,644

Financial liabilities not measured at fair value
Loans and borrowings	—	—	—	3,761,582	3,761,582	—	3,930,474	—	3,930,474
Lease liabilities	—	—	—	158,045	158,045	—	—	—	—
Trade accounts payable	—	—	—	753,255	753,255	—	—	—	—
Other accounts payable (**)	—	—		273,962	273,962	—	—	—	—

	—	—	—	4,946,844	4,946,844	—	3,930,474	—	3,930,474

(*)	They do not include taxes receivable and prepayments.
(**)	They do not include taxes payable, prepayments and labor liabilities .

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

G.	Measurement of fair values

i.	Valuation techniques and significant unobservable inputs
The following tables show the valuation techniques used in measuring Level 2 and Level 3 fair values at December 31, 2025, 2024 and 2023 for financial instruments measured at fair value in the statement of financial position, as well as the significant unobservable inputs used. Related valuation processes are described in note 3.
Financial instruments measured at fair value

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value
Put liability (note 17)	Discounted cash flows: The valuation model considers the present value of the expected future payments, discounted using a risk-adjusted discount rate.	• Expected cash flows (December 31, 2023: COP 140,549,846 thousand). Risk-adjusted discount rate (8.00% – 13.80%).	The estimated fair value would increase (decrease) if: • the expected cash flows were higher (lower); or • the risk-adjusted discount rate were lower (higher).

Contingent consideration (note 17)	Discounted cash flows: The valuation model considers the present value of the expected future payments, discounted using a risk-adjusted discount rate.	• Expected cash flows (December 31, 2023: COP 66,884,414 thousand). • Risk-adjusted discount rate (December 31, 2023: 12.3% – 12.71%).	The estimated fair value would increase (decrease) if: • the expected cash flows were higher (lower); or • the risk-adjusted discount rate were lower (higher).

Liability for mandatory purchase of NCI (note 17)	Discounted cash flows: The valuation model considers the present value of the expected future payments, discounted using a risk-adjusted discount rate.	• Expected cash flows (December 31, 2025: COP 150,305,032 thousand). • Risk-adjusted discount rate (December 31, 2025: 12.24%).	The estimated fair value would increase (decrease) if: • the expected cash flows were higher (lower); or • the risk adjusted discount rate were lower (higher).

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value
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
For the fair value of contingent consideration and put liability, reasonably possible changes at December 31, 2023 to one of the significant unobservable inputs, holding other inputs constant, would have the following effects. As of December 31, 2025 and 2024 the contingent consideration does not have effect.

	December 31, 2023
In thousands of soles	Increase	Decrease
Contingent consideration	Profit or loss
Expected cash flows (10% movement)	(7,005)	7,005
Risk-adjusted discount rate (1% movement (100 bps))	(469)	469

Put liability	Other comprehensive loss
Expected cash flows (10% movement)	(2,227)	2,227
Risk-adjusted discount rate (1% movement (100 bps))	—	—

30.	Commitments, Guarantees and Contingencies

A.	Commitments
As of December 31, 2025, 2024 and 2023, no commitments to be reported have been identified.

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

B.	Guarantees
As of December 31, 2025, 2024 and 2023, the Group has the following guarantees:

•
Guarantee letters in financial institutions for S/ 14,701 thousand in favor of third parties in order to ensure compliance with providing healthcare services (2024: S/ 20,979 thousand and 2023: S/ 16,166 thousand).

•
Guarantee to cover a financial loan for a total of S/ 128,286 thousand. In favor of Scotiabank Perú S.A.A. S/ 43,000 thousand; in favor of Banco Interamericano de Finanzas S/ 5,000 thousand; in favor of Banco de Credito del Peru S/ 28,000; and in favor of HSBC México S/ 52,286 (2024: In favor of Scotiabank Perú S.A.A. S/ 113,000 thousand; in favor of Banco Interamericano de Finanzas S/ 39,522 thousand; in favor of Banco Interbank S/ 9,410 thousand; in favor of Banco de Credito del Peru S/ 31,056; and in favor of Citibank S/ 57,640, in 2023: S/ 113,000 thousand in favor of Scotiabank Perú S.A.A., S/ 39,872 thousand in favor of Banco Interamericano de Finanzas, S/ 27,336 thousand in favor of Banco de Credito del Peru.

•
The Group maintains properties in mortgage in favor of Scotiabank Perú S.A.A. for S/ 18,937 thousand related to loans received (S/ 21,195 thousand as of December 31, 2024 and S/ 20,886 thousand as of December 31, 2023).

•
Colombian subsidiaries maintain guarantee trust for S/ 47,285 thousand to guarantee compliance with the proceeds of their sale (2024: S/ 45,322 thousand and 2023 S/ 50,788 thousand) and a guarantee pledge of its machinery for S/ 10,905 thousand (S/ 10,452 thousand as of December 31, 2024 and S/ 11,713 thousand as of December 31, 2023) and leasing guarantees for S/ 44,284 thousand (S/ 47,180 thousand as of December 31, 2024 and S/ 49,109 thousand as of December 31, 2023). Additionally, a new guarantee was established to secure a credit facility for factoring operations in the amount of S/ 2,252 thousand.

•
Mexican subsidiaries maintain guarantee trust for S/ 3,106,237 thousand to guarantee (2024: S/ 3,199,400 thousand and 2023 S/ 3,152,650 thousand) related to the loan agreement executed on October 31, 2025. In addition, mortgage guarantees have been established in connection with such loan.

•
The 99.99% of the shares of Mexican Subsidiaries and all the shares owned by the subsidiaries of the Company in Auna Colombia S.A.S., Promotora Médica Las Américas S.A, Clínica Portoazul S.A
.,
and Oncomedica S.A.S. are pledged to guarantee bank loans.

•
The Company participates: (i) as issuer in the issuance and placement of 10.00% Senior Notes due 2029, effective as of December 18, 2024, for an amount of up to US$ 98,650 thousand or its equivalent in local currency; and (ii) as a co-issuer
in the issuance and placement of 8.75% Senior Notes due 2032, effective as of November 6, 2025, in the international markets pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933, for an amount of up to US$ 365,000 thousand or its equivalent in local currency.

•
The Company participates as a borrower, jointly with Oncosalud S.A.C, Hospital y Clínica OCA, S.A de CV and Grupo Salud Auna México, S.A. de C.V., under the loan agreement executed on October 31, 2025, for an amount of up to US$ 460,000 thousand or its equivalent in local currency. In addition, mortgage guarantees have been granted in connection with such loan.

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

C.	Contingencies liabilities
As of December 31, 2025, 2024 and 2023, the Group maintains various judicial processes (labor, regulatory, civil and tax), that Management evaluated as possible. If the defense against those actions is unsuccessful, then fines and legal costs could amount to S/ 64,136 thousand, S/ 46,464 thousand and S/ 41,143 thousand, respectively.

31.	Related Parties
As of December 31, this caption includes the following:

	Transaction value			Outstanding balances
In thousands of soles	2025	2024	2023	2025	2024	2023
Sales of oncologic healthcare services
Joint ventures	1	50	35	8	234	236
Associates	—	—	—	—	—	—
Others	1,748	6,135	1,151	3,578	2,957	1,234

	1,749	6,185	1,186	3,586	3,191	1,470

Cost of sales of oncologic healthcare services
Joint ventures	3,507	3,929	3,791	629	1,076	1,096
Associates	14,125	15,878	12,164	4,433	3,473	2,574
Others	12,317	13,032	10,747	9,920	3,160	3,185

	29,949	32,839	26,702	14,982	7,709	6,855

Administrative expenses
Services provided by related parties (iv), (v)	3,138	1,844	2,620	1	630	816
Other management charges	4,839	4,521	2,844	1,784	4,439	1,452

	7,977	6,365	5,464	1,785	5,069	2,268

Selling expenses
Services provided by related parties (vi)	1,406	1,761	1,106	353	396	123

	1,406	1,761	1,106	353	396	123

Finance income
Loans and related interest from related parties	8	71	—	865	1,952	—
Loans and related interest to related parties	(18)	—	—	—	—	—

	(10)	71	—	865	1,952	—

Others
Services provided by related parties	349	—	—	56	—	—

	349	—	—	56	—	—

All outstanding balances with these related parties are priced on an arm´s-length
basis. None of the balances is secured. No expense has been recognized in the current year or prior year of loss for impairment of trade receivables in respect of amounts owed by related parties. No guarantees have been given or received.

(i)	Compensation to key personnel
For the year ended December 31, 2025 the compensation paid to the key Management of the subsidiaries located in Peru amounts to S/ 93,078 thousand (S/ 99,505 thousand and S/ 81,674 thousand for the years ended December 31, 2024 and 2023, respectively). In Colombian subsidiaries, the amount is S/ 49,741 thousand for the year ended December 31, 2025 (S/ 23,230 thousand and S/ 14,844 thousand for the year ended December 31, 2024 and 2023) and in Mexican subsidiaries, the amount is S/ 88,722 thousand for the year ended December 31, 2025 (S/ 60,132 thousand and S/ 55,556 thousand for the year ended December 31, 2024 and 2023). Also, for the year ended December 31, 2025 expenses were recognized for S/ 11,192 thousand corresponds to share based payment (S/ 9,145 thousand and S/ 3,675 thousand for the year ended December 31, 2024 and 2023) (note 21.a) to non-executive
members of the Board and employees.

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

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
For the year ended December 31, 2025, 2024 and 2023, the compensation paid to the board of directors amounts to S/ 5,068 thousand, S/ 5,781 thousand and S/ 5,027 thousand, respectively.

(iv)	Medical services
For the year ended December 31, 2025, 2024 and 2023, certain directors provided medical services to the Group. For their medical services, they have received customary compensation and benefits commensurate with their level of responsibility within the Company, aligned with the compensation paid to other physicians and medical professionals of similar stature employed by the Group.
In addition, the Group reimbursed certain expenses incurred in connection with providing these services, such as rent for office space, phone expenses, certain taxes, purchase of medical books and travel expenses related to attendance at conferences on behalf of the Group.

(v)	Management expenses
For the year ended December 31, 2024, administrative expenses provided to the Group by Enfoca, corresponded mainly to reimbursements related to travel and other expenses of S/ 9 thousand. For the year ended December 31, 2023, administrative expenses provided to the Group by Enfoca corresponded mainly to management services of S/ 1,229 thousand, and reimbursements related to consultant fees and travel expenses of S/ 445 thousand.

(vi)	Selling expenses
For the year ended December 31, 2025, 2024 and 2023, selling expenses provided to the Group by companies related to shareholders corresponded mainly to sales commission and advertisement of S/ 1,406 thousand, S/ 1,761 thousand and S/ 1,106 thousand, respectively.

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

32.	Insurance Contract Assets and Liabilities
The movement for the years ended December 31, 2025 and 2024 is as follows:

	2025				2024
		Liabilities for incurred claims				Liabilities for incurred claims
In thousands of soles	Liabilities for remaining coverage	Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Total	Liabilities for remaining coverage	Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Total
Balances as of January 1	1,745	8,108	245	10,098	31,039	8,560	254	39,853
Changes in the statement of profit or loss and OCI	—	—	—	—	—	—	—	—

Insurance revenue	(1,131,455)	—	—	(1,131,455)	(1,052,958)	—	—	(1,052,958)

Insurance service expenses
Incurred claims and other insurance service expenses	—	49,440	—	49,440	—	47,631	—	47,631
Amortization of insurance acquisition cash flows	148,660	—	—	148,660	129,973	—	—	129,973
Adjustments to liabilities for incurred claims	—	—	23	23	—	—	(7)	(7)

Total insurance service expenses	148,660	49,440	23	198,123	129,973	47,631	(7)	177,597

Total insurance service result	(982,795)	49,440	23	(933,332)	(922,985)	47,631	(7)	(875,361)

Effect of movements in exchange rates	(70)	34	—	(36)	(520)	(631)	(2)	(1,153)

Total changes in the statement of profit or loss and OCI	(982,865)	49,474	23	(933,368)	(923,505)	47,000	(9)	(876,514)

Cash flows
Premiums received	1,136,214	—	—	1,136,214	1,047,445	—	—	1,047,445
Claims and other insurance service expenses paid	—	(48,403)	—	(48,403)	—	(47,452)	—	(47,452)
Insurance acquisition cash flows	(167,872)	—	—	(167,872)	(153,234)	—	—	(153,234)

Total cash flows	968,342	(48,403)	—	919,939	894,211	(47,452)	—	846,759

Closing assets	(12,778)	—	—	(12,778)	—	—	—	—

Closing liabilities	—	9,179	268	9,447	1,745	8,108	245	10,098

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

Liability for Incurred Claims (LIC)
These provisions include the reserve for events incurred but not reported (IBNR), the claims pending settlement reserve and the risk adjustment for non-financial
risk to the consolidated financial statement date. As of December 31, 2025, 2024 and 2023, the reserves of the oncology healthcare plans and the general healthcare plan called “Auna Salud” were determined using a reserving model based on a mix of several methods. As of December 31, 2025, 2024 and 2023, the key assumptions of the oncologic healthcare plans and the general healthcare plan include the evolution of past claims, which are projected in the future.
Insurance expenses
The insurance expenses incurred by Oncosalud S.A.C. are presented in its separate financial statements for the years ended December 31, 2025, 2024 and 2023.
The insurance expenses incurred by Oncosalud S.A.C. are as follows:

	Cost of sales and services (i)
In thousands of soles	2025	2024	2023
Medicines	298,195	263,613	195,114
Room service for inpatients	35,243	36,196	116,171
Medical consultation fees	70,351	88,966	34,483
Auxiliary services and clinical laboratory	122,878	114,042	26,434
Surgery fees	22,666	25,165	66,341
Insurance contracts	4,775	5,604	3,279

	554,108	533,586	441,822

(i)
These expenses are included in the cost of sales and services in our consolidated statement of profit or loss and other comprehensive income after deducting the margin markup. For the years ended December 31, 2025, 2024 and 2023, the margin applied was calculated using the same basis as what we charge third parties for these services, and the overall average margin applied in each period was 28%, 24% and 17%, respectively.

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
As of December 31, 2025 and 2024, the Group has share-based payments plans for non-executive
members of the Board and employees.

i.	Restricted shares plan
The award 2025 plan granted on January 1, 2025, has a vesting period ending on January 1, 2026. The restricted shares became non-forfeitable
as of its respective vesting date, with settlement date following this vesting period.

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

The following table illustrates the movements in Restricted Shares under the Plans as of December 31, 2025 and 2024:

Grand date/ Directors entitled	Number of shares in thousands	Vesting conditions	(In thousands of soles)
			2025	2024
Award 2025 - Grant to Directors on January 1, 2025	43	1 year service from grant date	1,064	—
Award 2024 - Grant to Directors on January 1, 2024	43	1 year service from grant date	—	1,131
As of December 31, 2025, the Group recognized S/ 1,064 thousand to the personnel expenses (S/1,131 thousand as of December 31, 2024), note 21 (a).

ii.	Option and restricted stock unit plans
During 2025 and 2024, the Company signed the long-term incentive plan seeks to drive the achievement of the company’s performance targets, along with providing an element of retention, allowing employees to obtain part of the shares of the company. They will be able to exercise the stock rights after a period of continuous employment and additional conditions depending on the case.
The following table illustrates the long-term incentive plans as of December 31, 2025 and 2024:

Incentive plans / Vesting Commencement Date	Number of options / shares in thousands	Number of new options / shares in thousands	Number of canceled options / shares in thousands (*)	Current number of options / shares in thousands	Vesting conditions	Contractual life of options / shares	(In thousands of soles) 2025	(In thousands of soles) 2024
Performance-Based Option Agreement on March 21, 2024	2,661	—	—	2,661	3 years’ service from grant date	10 years	8,017	6,655
Long-Term Incentive Management on March 21, 2024	600	—	(180)	420	4 years’ service from grant date	5 years	181	195
Restricted Stock Unit on March 21, 2024	161	—	(29)	133	3 years’ service from grant date	3 years	1,227	1,164
Long-Term Incentive Management on July 11, 2025	—	609	—	609	4 years’ service from grant date	10 years	597	—
Performance-Based Option Agreement on July 11, 2025	—	278	—	278	4 years’ service from grant date	10 years	106	—

(*)	During 2025, 209 thousand stock options and restricted stock unit were canceled referring to employees who left the Company and subsidiaries.
As of December 31, 2025, the Group recognized S/ 10,128 thousand to the personnel expenses (S/ 8,014 as of December 31, 2024), note 21(a).

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

B.	Measurement of grant date fair values
The grant-date fair value of equity-settled share-based payment arrangements granted to employees is generally recognized as an expense with different methods during the vesting period, with a corresponding increase in equity, over the vesting period of the awards.
The following table illustrates the different methods of incentive plans for December 31, 2025 and 2024:

Incentive plans	Year	Methodology of fair value	Grace period	Number of options / shares in thousands	Annual volatility	Risk- free rate	Weighted average of fair value of options / shares (in soles) 2025	Weighted average of fair value of options / shares (in soles) 2024	Vesting status
Performance-Based Option Agreement	2024	Binomial	21/03/2024 to 21/03/2027	2,661	33.54%	4.83%	8.59	9.61	Partially vested
Long-Term Incentive Management	2024	Black Scholes	21/03/2024 to 21/03/2028	420	33.54%	3.63%	1.12	1.25	Partially vested
Restricted Stock Units	2024	Market value	21/03/2024 to 21/03/2027	133	—	—	24.76	27.71	Partially vested
Performance-Based Option Agreement	2025	Black Scholes	11/07/2025 to 11/07/2029	609	37.09%	3.66%	1.96	—	Partially vested
Long-Term Incentive Management	2025	Black Scholes	11/07/2025 to 11/07/2029	278	37.09%	3.66%	4.26	—	Partially vested

34.	Auditor Fees
The fees in relation to the audit and related services for the years ended December 31, 2025, 2024 and 2023 provided by Emmerich, Córdova y Asociados S. Civil de R.L. and KPMG foreign members firm, the external auditor of the Group, were as follows:

	Year ended December 31,
In thousands of soles	2025	2024	2023
Audit services fees (i)	10,466	5,445	10,417
Tax services fees	—	387	119
Other non-audit fees	51	88	102

Total	10,517	5,920	10,638

(i)
As of December 31, 2023, Audit services fees include S/ 6,927 thousand that corresponds to costs related to public offering efforts which were included as costs of anticipated equity transactions in Other Assets (note 6).

The fees in relation to the statutory audit in Luxembourg and related services for the year ended December 31, 2025 provided by Atwell S.à r.l. the statutory auditor of the Group was S/ 781 thousand (S/ 665 thousand for the year ended December 31, 2024).

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

35.	Subsequent Events
Between January 1, 2026 and until the date of issuance of these financial statements (April 22, 2026), no additional events or events of importance have occurred that require adjustments or disclosures to the consolidated financial statements as of December 31, 2025, except for the following events:
On January 6, 2026, the Board of Directors approved to increase the share capital by S/ 2 thousand through capitalization from “Share Premium”. This amount corresponds to the shares from the Restricted Share Awards 2025 (note 33).
On February 25, 2026, Consorcio Trecca, a subsidiary of the Group, signed an addendum to the Public-Private Partnership agreement with EsSalud. This addendum formalizes the commencement of the construction phase of Torre Trecca in Lima, a
23-story
tower for high-complexity ambulatory services, with operations expected to begin by mid-2028.